9/15

[redacted]

08004930

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault

PROCESSED
SEP 1 6 2008
THOMSON REUTERS

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04001 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐		

OICF/BY: dw
DAT : 9/12/08

ANNUAL REPORT

ARLS
12-31-07


RENAULT

OPERATING MARGIN*
(€ MILLION)


2,500
2,000
1,500
1,000
500
0
1,402
2,115
1,323
1,063
1,354
2003
2004
2005
2006
2007

WORKFORCE*
(IN UNITS)


150,000
120,000
90,000
60,000
30,000
0
125,128
124,277
126,584
128,893
130,179
2003
2004
2005
2006
2007

DIVIDEND PER SHARE
(€)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1.40
1.80
2.40
3.10
3.80**
2003
2004
2005
2006
2007

NET INCOME – RENAULT SHARE
(€ MILLION)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,480
2,836
3,367
2,869
2,669
2003
2004
2005
2006
2007

REVENUES – RENAULT SHARE
(€ MILLION)


50,000
40,000
30,000
20,000
10,000
0
37,525
40,292
41,338
41,528
40,682
64.5
65 4
67.2
66
67.8
35.5
34.6
32.8
34
32.2
2003
2004
2005
2006
2007
Foreign revenues (%)
Domestic revenues (%)

SIMPLIFIED STRUCTURE OF THE RENAULT GROUP AT DECEMBER 31, 2007


NISSAN
15%
44.3%
RENAULT
20%
AB VOLVO
100%
RENAULT SAMSUNG MOTORS
70.1%
99. 4%
DACIA

*Published figures. **As proposed at the Annual General Meeting on April 29, 2

COMMERCIAL RESULTS
(THOUSAND UNITS – CARS + LCVs)


EUROMED
+11.5%
2006 381
2007 424
EUROPE
-5.6%
2006 1,024
2007 967
FRANCE
-1.8%
2006 669
2007 657
AMERICAS
+32.2%
2006 185
2007 245
ASIA-AFRICA
+9.8%
2006 175
2007 192
WORLDWIDE
+2.1%
2006 2,434
2007 2,484

2007 KEY FIGURES

TOTAL INDUSTRY VOLUME – REGISTRATIONS – CARS + LCVs
(IN UNITS)

	2003	2004	2005	2006	2007
Europe + France	17,096,627	17,561,095	17,514,551	17,773,957	18,059,825
Euromed + Americas + Asia-Africa	21,994,091	24,571,894	27,022,655	29,353,333	31,984,185
Total	**39 090 718**	**42,132,989**	**44,537,206**	**47,127,290**	**50,044,010**

RENAULT GROUP – MARKET SHARE – CARS + LCVs
(%)

	2003	2004	2005	2006	2007
Europe + France	11.1%	10.8%	10.4%	9.4%	8.8%
Euromed + Americas + Asia-Africa	2.1%	2.3%	2.5%	2.5%	2.7%

RENAULT GROUP – REGISTRATIONS - CARS + LCVs
(IN UNITS)

	2003	2004	2005	2006	2007
Europe + France	1,894,262	1,895,703	1,823,479	1,666,032	1,593,789
Euromed + Americas + Asia-Africa	460,798	561,341	682,083	740,707	861,072
Total	**2,355,060**	**2,457,044**	**2,505,562**	**2,406,562**	**2,454,861**

INTERNATIONAL GROUP SALES

	2003	2004	2005	2006	2007*
%	**19.6%**	**22.8%**	**27.2%**	**30.8%**	**35.1%**

*In line with the Renault Commitment 2009 business plan, the Group expects the volume of sales generated outside Europe to rise to 37% by 2009.

RENAULT SHARE PERFORMANCE FROM DECEMBER 31, 2002 TO DECEMBER 31, 2007 (€)
CAC 40 AND DJ STOXX AUTO INDEXED ON RENAULT SHARE PRICE AT DECEMBER 31, 2002 (€44.78)



Annual change Renault share
+22.2%
+12.5%
+11.9%
+32.1%
+6.6%
125
100
75
50
25
Renault : +6.6%
DJ Euro Stoxx Auto : +19.59%
Cac 40 : +1.31%
Jan. Apr. Jul. Oct. Dec.

	2003	2004	2005	2006	2007
Year-end price	54.70	61.55	68.90	91.00	97.01
High	60.30	70.40	82.45	97.85	121.33
Low	29.51	51.35	61.30	70.20	84.86

2007 KEY FIGURES*

GROUP SALES WORLDWIDE:
2,484,472 VEHICLES

REVENUES – RENAULT SHARE:
€40,682 MILLION

OPERATING MARGIN:
€1,354 MILLION

NET INCOME — RENAULT SHARE:
€2,669 MILLION

DIVIDEND PER SHARE:
€3.80**

WORKFORCE:
130,179 EMPLOYEES

** Published figures.*
*** As proposed at the Annual General Meeting on April 29, 2008.*

CONTENTS







2007 IN PICTURES

2007 SAW SALES GROWTH RESUME UNDER THE IMPETUS OF SIX NEW PRODUCT LAUNCHES. INTERNATIONAL EXPANSION QUICKENED AND WE LAUNCHED THE RENAULT ECO² SIGNATURE FOR OUR MOST ECOLOGICAL AND ECONOMICAL VEHICLES.

NEW LAGUNA IN THE SPOTLIGHT IN FRANKFURT

Unveiled at the Frankfurt Auto Show in September 2007, New Laguna made its first appearance in European sales networks in mid-October. Aiming for a top place in its category in terms of product and service quality, New Laguna reflects the combined commitment of all sections of the business - from engineering and quality to purchasing and manufacturing. Produced at our Sandouville plant in Normandy, it achieved top ratings for quality and reliability as soon as it rolled off the assembly lines.


RENAULT

ROLLING OUT A NEW BRAND IDENTITY

In September, Renault's new brand identity made its public debut at the Frankfurt Automobile Show. Building on Renault's rich heritage and culture, the new identity backs up the Group's new market ambitions, positioning it as a human, reliable and enthusiastic brand.

BUILDING STRENGTH ON INTERNATIONAL MARKETS

In 2007, Renault reinforced its international presence, bolstering positions in cou where it was already represented and continuing its drive to build new positions on growth markets. On the production side, capacity was expanded in Russia and a larg project was launched in Chennai, India together with Nissan. On September 1, the Re Nissan Alliance signed a memorandum of understanding with the Kingdom of Moroc the construction of a manufacturing site near Tangiers, and in December it entere a new industrial partnership with the leading Russian automaker AvtoVAZ. Renaul restructured its sales network, opening subsidiaries in Ireland on November 1, 200 in Scandinavia on January 1, 2008.

2,484,472

RENAULT VEHICLES SOLD WORLDWIDE IN 2007.







QM5 LAUNCH IN SOUTH KOREA

Launched in November 2007 in South Korea, QM5 is the first cross-over vehicle desig by Renault, developed by Nissan and produced by Renault Samsung Motors (RSM). Ba on the Koleos concept car, it will also be the first car produced by RSM and marketed Renault, which will start selling it in spring 2008. Production at the Pusan plant in So Korea was the logical choice in view of local demand, with the Korean market expecte take up nearly half of the cars produced.

RENAULT ECO^2 SPELLS OUT THE MESSAGE

In May, Renault launched the eco^2 signature to distinguish the most economical and environment-friendly cars in its lineup. To qualify, vehicles must be manufactured on ISO 14001-certified sites, emit less than 140g of CO_2 per kilometer or run on biofuel. They must also be 95% recoverable and contain at least 5% of recycled plastic. In November, the Bibendum Challenge in Shanghai was the occasion for Renault to unveil its Logan Renault eco^2 concept car, which meets all three criteria. The car offers exceptional fuel consumption of just 2.72 liters per 100km, holding CO_2 emissions to only 71g per kilometer.

NEW TWINGO LAUNCH

On the market in France since mid-June 2007, New Twingo is the latest addition to Renault's lineup of compacts. Produced at the Nova Mesto site in Slovenia, New Twingo combines connected style with feisty performance and practical design, giving Renault a new edge in the small-car segment.

MORE INFORMATION A
WWW.RENAULT.COM


Renault
eco2



FROM THE PRESIDENT & CEO

MIDWAY THROUGH RENAULT COMMITMENT 2009, WE ARE IN LINE WITH THE PLANNED TRAJECTORY.

All indicators point to significantly higher quality in our offering of products and services. Despite a challenging environment, we achieved a 3.3% operating margin in 2007, exceeding the 3% milestone we had set. In the past two years, the entire company joined forces to lay the groundwork for future growth: we overhauled our product line-up, developed new technologies and expanded our geographical footprint on booming markets. We are now ready and able to take the offensive.

During these two years, we focused on meeting the three objectives of Renault Commitment 2009, but our ambitions naturally extend beyond 2009. Our aim is not to hit a temporary peak at this date, but to position Renault durably on the path of strong and profitable growth. We initiated a number of high-potential projects with our eye on the longer-term horizon.

Given that the long-term outlook for mature markets is at best flat, the future growth of the auto industry depends largely on positioning in high-growth markets.

This explains our decision to build two new Alliance plants to expand our global capacities. The first is in Chennai, India and the second in the port of Tangiers in Morocco. We aim to make these two plants, which will each have an annual production capacity of 400,000 vehicles, the most competitive in our production system.

Similarly, we were able to win selection from among a number of candidates as the exclusive partner of AvtoVAZ, Russia's largest manufacturer with production capacity currently estimated at over one million units a year. This partnership represents an exceptional opportunity for Renault. By reviving the Lada brand, the Alliance will become the clear leader in the Russian market, which will soon be the largest in Europe.

We are also preparing for the future with two other projects designed to extend the limits of mobility and thus of our industry.

The goal today is no longer to simply reduce the negative environmental impact of but to eliminate it. We are currently developing vehicles capable of running on rene energy without any impact at all on the environment. Within three years, we will b to mass market electrical vehicles with zero carbon dioxide, zero particle and zero emissions without sacrificing performance, autonomy or driving pleasure. You will s first concrete example on the Israeli market in 2011.

Alongside "zero emission" mobility, we are developing mobility for all. This is the the $2,500 vehicle we want to develop together with Nissan and the Indian manufa Bajaj. Designed for emerging markets, this car is made primarily for people who ha yet had access to individual transportation.

2006 and 2007 were years in which we invested in the success, not just of this pla also of all those that will follow. From 2008 on, we will start to reap the rewards of hard work the men and women of Renault have put in over the past two years. We confirmed our milestone of a 4.5% operating margin in 2008 and expect to increa sales volumes by over 10%. This growth is unprecedented in the history of Renau it will be fueled by a product offensive that is unprecedented as well: after the si products launched in 2007, nine new vehicles will be rolled-out in 2008.

As shareholders, you have a direct interest in our progress. We have undertaken to the dividend to €4.5 per share by 2009. This year, the Board of Directors will as Annual General Meeting to raise the dividend from €3.1 in 2007 to €3.8 in 2008, on 2007 earnings.

You can count on the motivation of the men and women of Renault, who have all around Renault Commitment 2009, to make this an innovative, global company w within the Alliance to deliver a strong and lasting performance.





RENAULT COMMITMENT 2009

HALFWAY THROUGH THE BUSINESS PLAN, QUALITY IS ON TARGET, OUR PROFITABILITY MILESTONE HAS BEEN SURPASSED AND OUR PRODUCT OFFENSIVE IS UNDERWAY.



LANCEMENTS PRODUITS 2008 PAR RÉGION
14
12
11
2008 PRODUCT LAUNCHES BY REGION
Europe
14
12
Americas
6
11
CONFERENCE DE PRESSE – Résultats Annuels 2007
PRESS CONFERENCE – 2007 Annual Results

February 14, 2008: Carlos Ghosn announces 2007 results.

2007, THE YEAR OF QUALITY

Quality, the first of Renault's commitments, was the focus of concerted efforts throughout the company. The quality of products and services has improved significantly, reaching the highest levels ever attained by Renault.

This is borne out by all our indicators:

- The number of end-of-assembly-line defects has been divided by six in the past two years.
- The number of incidents reported during the first three months on the road was reduced by half from 2005 to 2007.
- Some vehicles already rank among the top 3 of their segment. For example, the German Automobile Club has ranked Scénic, Modus and Clio 3 among the best three cars of their category. In India, Logan was named the best in its category by two independent organizations.
- All indicators show that New Laguna is well positioned to become one of the top three in its segment in terms of quality.
- The quality of service has improved considerably as well. The share of customers worldwide who say they are "fully satisfied" with sales and after-sales services rose from 72.1% in January 2006 to 78.4% at the end of 2007. This increase represents 700,000 more customers who are fully satisfied.

All processes are now in place to ensure that this progress spreads to the entire line-up, all over the world, to make quality one of Renault's lasting assets.



A New Laguna undergoes quality control at the Sandouville factory in Normandy (France).

RENAULT COMMITMENT 2009

PROFITABILITY: RENAULT OUTPERFORMS THE OPERATING MARGIN MILESTONE SET FOR 2007

Profitability is the second of Renault's commitments. Despite a challenging environment for the entire automotive industry, the Group achieved the operating margin milestones set for 2006 and 2007, with 3.3% in 2007 exceeding the 3% forecast.

Improved profitability is due mainly to efforts by all business functions to improve productivity and cut costs in the past two years. In 2006 and 2007:

- Purchasing costs were reduced by 9.1%, excluding the impact of raw material prices.
- Productivity gains at the plants helped cut manufacturing costs by 5.4%.
- Logistics costs fell by 7.3%.
- General and administrative expenses declined 5% despite the development of our international operations.
- Distribution costs rose by 3.1%.
- Investment costs were reduced by 35%, enabling Renault to execute this period of intensive development with no significant increase in spending.

This policy will be pursued with the same focus in 2008 and 2009.

For the first time since the launch of the business plan, all regions reported a positive operating margin. By reinforcing its international management, for example with the Regional Management Committees, Renault increased the number of its profit centers and reduced its dependency on the European market.

PAVING THE WAY FOR STRONG, SUSTAINABLE GROWTH

Growth is Renault's third commitment. The first part of the business plan was devoted to laying the groundwork for strong and sustainable growth. Renault overhauled its product line-up, developed new technologies and expanded its geographical footprint.

Never before has Renault developed so many new products, at such high quality levels and during such a short period as in the past two years. The number of new vehicles in development doubled between 2005 and 2007. The resulting rapid pace of product launches will fuel growth thanks to a rejuvenated product range that extends into new segments and is better tailored to the requirements of all customers, be they French, German, Brazilian, Indian, Russian or Korean.

Alongside these products, we have developed new technologies designed to reconcile performance, safety and preservation of the environment.

We thus added new engines to our powertrain range, now benchmarks in their segments in terms of fuel efficiency — the case of the 2.0-liter dCi, the 1.2-liter 100hp turbo and the dCi 110hp, which enables New Laguna to emit just 130g of carbon dioxide per kilometer. Optimization of existing engines, means that 48% of Renault vehicles sold in Europe in 2007 emit less than 140 grams of carbon dioxide per kilometer.
Lastly, Renault retained its leadership in safety with nine cars awarded the maximum 5-star rating in the Euro-NCAP tests.

The first half of the plan also saw Re expand existing operations in high-g markets, including Colombia, Russia, T and Romania, and enter new markets in and Iran. Between the end of 2005 an end of 2007, total production capacity, in ing that installed at its partners, increas 600,000 vehicles a year.

Thanks to two years of dedicated ef Renault is well equipped to meet the lenges of Renault Commitment 2009. has been a breakthrough in quality, ou structure is sound and we have laid the dations for future growth.



Tune-up at the end of the Renault Logan assembly line at the Avtoframos factory in Russia.

OUTLOOK FOR 2008

Renault has confirmed its milestone of a 4.5% operating margin in 2008 and the planned dividend growth — another step towards our commitment to a 6% operating margin in 2009.

2007 was the year of quality for Renault, and 2008 will be the year of growth. The Group expects to increase its sales volumes by over 10%.

This growth will be fueled by a product offensive of unprecedented magnitude, as we reap the full-year benefits of the vehicles rolled out in 2007: Logan Van, New Twingo, New Laguna sedan and estate, QM5 and Sandero.

The product offensive initiated in 2007 will intensify this year with nine vehicles making their first appearances worldwide.
Four of these are renewals that will help rejuvenate the range:

- Kangoo PC and Kangoo LCV, which sold over 2 million units in their first generation
- Mégane hatch, the core of our range and
- a product designed for international markets — a sedan that will be the successor to Clio Symbol.

We will also launch five products, entirely new in our line-up, positioning Renault in high-growth segments:

- Grand Modus and Clio Grand Tour. Both models were well received by the market in early 2008.
- A new model derived from the Logan platform: Logan pick-up.
- An LCV specifically designed for urban use: New Kangoo Express Compact.
- And finally, Laguna coupe, equipped with the new V6 dCi engine and the 4-wheel active drive chassis.

2006/2008 PRODUCT OFFENSIVE


2006
2007
H1 2008
H2 2008
EXPANSION MODELS
REPLACEMENT MODELS

Including products rolled out in 2007 and due to arrive on certain new markets in 2008, there will be 13 product events in France: seven new vehicle launches and the market roll-out of Laguna estate, Koleos and Sandero. We will also introduce three facelifts for existing vehicles (Modus phase II and the sports versions of Twingo and Laguna). There will be 14 launches in the Europe region, 12 in the Euromed region, six in the Americas and 11 in Asia-Africa.


KOLEOS

Carlos Ghosn unveils Renault Koleos at the presentation of financial results on February 14, 2008.

BOARD OF DIRECTORS AT DECEMBER 31, 2007








LOUIS SCHWEITZER
Chairman of the Board
Chairman of the Appointments and Governance Committee
Age 65
Number of shares: 283,845 and 5,115 ESOP units
Date of first term: May 1992
Current term expires: 2009

CARLOS GHOSN
President and CEO
President and CEO, Nissan Motor Co., Ltd.
President of the Alliance Board and Renault Nissan b.v.
Age 53
Number of shares: 205,200
Date of first term: April 2002
Current term expires: 2010

YVES AUDVARD
Renault Advanced Process Design Engineer
Director elected by employees
Member of the International Strategy Committee
Age 56
Number of shares: 6 and 123 ESOP units
Date of first term: November 2002
Current term expires: November 2008

MICHEL BARBIER
Renault Working Conditions Technician
Director elected by employees
Member of the International Strategy Committee
Age 52
Number of shares: 6 and 249 ESOP units
Date of first term: November 2002
Current term expires: November 2008

CATHERINE BRÉCHIGNAC*
President, CNRS
Member of the International Strategy Committee
Age 61
Date of first term: December 2006
Current term expires: 2008

ALAIN CHAMPIGNEUX
Document Manager, Quality Department
Director elected by employees
Member of the Accounts and Audit Committee
Age 54
Number of shares: 694 ESOP units
Date of first term: November 2002
Current term expires: 2008

FRANÇOIS DE COMBRET
Senior Advisor to Union de Banques Suisses
Independent Director
Member of the Remuneration Committee
Age 66
Number of shares: 1,000
Date of first term: July 1996
Current term expires: 2008

CHARLES DE CROISSET
International Advisor, Goldman Sachs Europe
Independent Director
Member of the Accounts and Audit Committee
Age 64
Number of shares: 1,000
Date of first term: April 2004
Current term expires: 2008

ITARU KOEDA
Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co., Ltd.
Age 66
Number of shares: 500
Date of first term: July 2003
Current term expires: 2009

MARC LADREIT DE LACHARRIÈRE
Chairman and Chief Executive Officer, Fimalac
Independent Director
Member of the Remuneration Committee and of the Appointments and Governance Committee
Age 67
Number of shares: 1,020
Date of first term: October 2002
Current term expires: 2010

DOMINIQUE DE LA GARANDERIE
Attorney, former Chair of the Paris Bar Association
Independent Director
Member of the Accounts and Audit Committee and of the Appointments and Governance Committee
Age 64
Number of shares: 150
Date of first term: February 2003
Current term expires: 2009

PHILIPPE LAGAYETTE
Chairman, JP Morgan France
Independent Director
Chairman of the Accounts and Audit Committee
Age 64
Number of shares: 1,000
Date of first term: May 2007
Current term expires: 2011

HENRI MARTRE
Honorary Chairman, Aérospatiale
Independent Director
Chairman of the International Strategy Committee
Age 80
Number of shares: 328
Date of first term: July 1996
Current term expires: 2011

JEAN-CLAUDE PAYE
Attorney
Independent Director
Member of the Accounts and Audit Committee and of the International Strategy Committee
Age 73
Number of shares: 200
Date of first term: July 1996
Current term expires: 2010

FRANCK RIBOUD
Chairman and Chief Executive Officer, Danone
Independent Director
Chairman of the Remuneration Committee
Age 52
Number of shares: 331
Date of first term: December 2000
Current term expires: 2010

RÉMY RIOUX*
Conseiller Référendaire to the Cour des Com
Director of Shareholdings at APE (Agence de Participations de l'Etat),
French Ministry for the Economy, Finance an Industry
Member of the Accounts and Audit Committe
Age 38
Date of first term: February 2007
Current term expires: 2011

HIROTO SAÏKAWA
Executive Vice-President Purchasing, Nissan Co., Ltd.
Age 54
Number of shares: 100
Date of first term: May 2006
Current term expires: 2010

GEORGES STCHERBATCHEFF
Renault Representative for Industry-wide Standardization
Director elected by employees
Member of the International Strategy Commi
Age 61
Number of shares: 40 and 1,894 ESOP units
Date of first term: April 2004
Current term expires: 2009

** Civil service regulations prohibit these Directors, as representatives of the French state, from ownin company shares.*








OPERATION OF THE RENAULT BOARD OF DIRECTORS

The Renault Board of Directors met seven times in 2007. At each of these meetings, management presented a report on the finances, market performance and the industrial and technical activities of the group in all areas, before fielding questions from Board members. Main themes considered during the year are outlined below.

ACCOUNTS AND BUDGETS

The Board adopted the consolidated financial statements for 2006 and the half-year accounts for 2007, and set the amount of the dividend to be submitted to shareholders for approval at their general meeting. It also adopted operational and investment budgets for the 2008 financial year.

CORPORATE GOVERNANCE

The Board conducted a full assessment of its own operation, with results confirming the positive conclusions of the in-depth review commissioned in 2004 (see box p.11).

The Board also adopted the new Code of Conduct and Compliance Procedures. This involves the appointment of a Compliance Officer and the introduction of a whistle-blowing system with disclosures across the group processed on a central basis.

GROUP STRATEGY

The Board approved the signature of a memorandum of understanding concerning the construction of an industrial site near Tangiers in Morocco. It also delegated powers to senior management to enter into a partnership agreement with AvtoVAZ in Russia. Finally, it reviewed progress on Renault's development in India.

RENAULT-NISSAN ALLIANCE

The Board was apprized of the report on the decisions and proposals of the Alliance Board.

PHOTOS:

LINE 1

Carlos Ghosn / Jean-Claude Paye - Charles de Croisset - Michel Barbier / Michel Barbier - Alain Champig / Charles de Croisset - Marc Ladreit de Lacharrière / Hiroto Saïkawa - Louis Schweitzer / Geo Stcherbatcheff

LINE 2

Henri Martre - Franck Riboud / Catherine Bréchignac - François de Combret / Philippe Lagayette - Domir de La Garanderie / Jean-Claude Paye / Itaru Koeda / Yves Audvard - Rémy Rioux - Henri Martre

OPERATION OF BOARD COMMITTEES

The Board of Directors has four specialized Committees.

ACCOUNTS AND AUDIT COMMITTEE
The Committee has six members: its chairman, Philippe Lagayette; Alain Champigneux; Charles de Croisset; Dominique de la Garanderie; Jean-Claude Paye and Remy Rioux. Four of the six are independent directors. In 2007, the Committee met four times. Subjects considered included consolidated and parent-company financial statements for full-year 2006 and the first half of 2007; dividends to be paid in respect of the 2007 financial year; auditors' fees; the internal audit plans for 2007 and 2008; and the establishment and operation of the Compliance Committee.

REMUNERATION COMMITTEE
The Committee has three members: its chairman Franck Riboud; François de Combret and Marc Ladreit de Lacharrière, all independent directors. The Committee met twice in 2007, considering issues that included in particular conditional allocation of stock options and free shares in respect of the 2007 and 2008 financial years and the Renault Commitment 2009 business plan, as well as compensation of the Chairman of the Board of Directors, the President and CEO, and the members of the Executive Committee.

APPOINTMENTS AND GOVERNANCE COMMITTEE
The Committee has three members: its chairman Louis Schweitzer and two independent directors, Marc Ladreit de Lacharrière and Dominique de La Garanderie. In 2007, the Committee met twice to consider issues that included Board membership and revision of the list of independent directors based on the criteria defined in the AFEP-Medef report on corporate governance. The Committee also reviewed the results of the self-assessment conducted by the Board of Directors and considered the situation regarding the succession of Renault managers in compliance with the rules of corporate governance.

INTERNATIONAL STRATEGY COMMITTEE
The Committee has five members: its chairman Henri Martre; Yves Audvard; Michel Barbier; Catherine Bréchignac; Jean-Claude Paye and Georges Stcherbatcheff. Two are independent directors. In 2007, the Committee met twice to examine the role of Renault and Nissan information systems in support of Renault's international development, and the state of the Chinese automobile industry and market.


19.7
2.3
11,5 %

THE EXECUTIVE COMMITTEE AT THE ANNUAL GENERAL MEETING ON MAY 2, 2007.



SELF-ASSESSMENT OF THE BOARD OF DIRECTORS

In compliance with business practice and the recommendations of the AFEP-Medef report on corporate governance, the Board of Directors conducted a detailed review of its own organization and operation with the assistance of the Spencer Stuart consultancy. This was three years after the previous assessment of the same kind.

The Appointments and Governance Committee examined the findings of this review at its meeting on December 5 and reported the results to the Board. Findings were in general highly positive, confirming the results of the review conducted in 2004.

All Board members unreservedly acknowledged the trust existing between management and the Board.

All considered that they were kept fully informed of the group's operations and financial position.

Members acknowledged the quality of the organization and operation of the Board, in particular as regards the frequency of meetings, the pertinence of agendas and documentation supplied, and the standard of debate.

The Board welcomed the introduction of detailed reports on Renault's competitors in response to the request made at the previous self-assessment.

There was a consensus in favor of the new approach taken by the Accounts and Audit Committee, which, in addition to its essential role in the validation of financial statements, is the best placed to monitor risk incurred by the business and thus to make an annual assessment of risk management and prevention.

The full-day meeting scheduled for 2008 to consider the company's strategy after Renault Commitment 2009 was welcomed.

The Board expressed an open opinion or requested improvements on the following:

- The range of competencies represented on the Board no longer appeared fully adequate considering the challenges ahead and it would thus be desirable to appoint new members, who should be active managers with extensive experience of industry and international markets. The Appointments and Governance Committee has begun a review of Board membership and its renewal.

- The overall level of Director's fees was judged lower than the average for companies making up the CAC 40 market index.

- Although judging the work o Committees satisfactory, in pa ticular as regards the Accounts an Audit Committee, the Board calle for more detailed reporting on th deliberations of the Appointment and Governance Committee and th Remuneration Committee. It also note overlap in reporting from the Executiv Committee and the Internationa Strategy Committee.

- The Chairman of the Board of Directo and the committees concerned unde took to take the directors' remarks o these points into account over the ye ahead.


Assemblée Générale Mixte
2007
RENAULT
RENAULT

CODE OF CONDUCT

"MAKING RISK CONTROL EVERYONE'S BUSINESS"



Michel de Virville,
Corporate Secretary
General*

WHY IS RENAULT UPDATING ITS CODE OF CONDUCT?

Ethical principles are essential to how Renault does business. This is why we drew up a Code of Conduct back in 1994, spelling out the principles, conduct and practices they entail in relationships within our own business and with the world around us.

This code must evolve in step with the changes in Renault's environment, in particular those resulting from our increasingly broad international presence. By keeping risks relating to unethical conduct well under control, we gain added leverage for greater efficiency and help to safeguard business development over the long term. As a result of economic globalization, Renault has expanded into countries where standards are not always clearly defined or consistently applied, which makes compliance all the more vital. This is the context for the new Code of Conduct and Compliance adopted by the Board of Directors on September 26, 2007, which comes into force on January 1, 2008.

WHAT ARE THE MAIN CHANGES?

To begin with, Renault is setting up a permanent compliance structure charged with implementing and enforcing internal procedures, and ensuring that these are in keeping with best international practice in the field of regulation and rules of conduct. It will be overseen by a Compliance Officer appointed by the Chief Executive. The Compliance Officer will draw on the support of a Global Compliance Committee with relays in all of our business regions.

Another major new development is an organized structure for whistle-blowing and internal procedures for processing alerts at group level, the aim being to get all employees involved in risk control. Let me emphasize that the sole purpose of this is to protect the interests of the business. The system offers additional room for employees to speak up and is in no way intended to replace procedures already provided for by law. It allows all employees to draw attention to misconduct, but only in areas that concern finances, accounting, banking and the prevention of corruption. It is in full keeping with the regulations defined by the CNIL, France's national committee for information ethics. And it has absolutely nothing to do with control and surveillance.

WHAT ASSURANCES DOES IT OFFER STAFF MEMBERS?

Staff members who make use of the system can be sure that their identity will remain fully confidential. As for those whose co
or involvement is in question, they v
informed as early as possible and wil
every chance to speak out and defend
selves. All their rights will be fully resp
and they will have unimpeded acce
information and protection afforded b
law. They will be able to check all thei
sonal data and require corrections if ne
No anonymous alerts will be consider

HOW WILL THE CODE BE DEPL ACROSS THE GROUP?

It has been translated into ten lang
and the accompanying communicati
comes in several different versions to
for the specifics of each business li
employees and newcomers to the grou
receive copies.

*On Feb. 1, 2008 T. Moulonguet replaced M. de Vi
Compliance Officer.*

New Laguna and New Laguna Grand Tour.


2983 ZB 76

MANAGEMENT TEAM

GROUP EXECUTIVE COMMITTEE AT FEBRUARY 1, 2008



Left to right, T. Moulonguet, M. Gornet, C. Ghosn, P. Blain, J.L. Ricaud and P. Pélata.

CARLOS GHOSN

PRESIDENT, AGE 53

École Polytechnique and École des Mines.
In 1996, after 18 years at Michelin, he joined Renault as Executive Vice President in charge of operations in Mercosur countries as well as Advanced Research, Car Engineering, Car Manufacturing, Powertrain Operations and Purchasing.
In 1999, he was appointed Nissan's Chief Operating Officer, and then became the company's President and Chief Executive Officer in 2001.
President and Chief Executive Officer of Renault since May 2005, he remains President and Chief Executive Officer of Nissan.

PATRICK BLAIN

EXECUTIVE VICE PRESIDENT, SALES AND MARKETING, LEADER, EUROPE, AGE 55

École des Mines.
Master's Degree in Economics.
Master of Science, Stanford University.
Joined Renault in 1977. Senior Vice President, Market Area France and member of the Renault Management Committee in 1998, then Senior Vice President, Market Area Europe in 2000. On January 1, 2005 he was appointed Executive Vice President, Sales & Marketing and became a member of the Group Executive Committee and the Renault-Nissan Alliance Board.

MICHEL GORNET

EXECUTIVE VICE PRESIDENT, MANUFACTURING AND LOGISTICS, LEADER, FRANCE, AGE 61

École Polytechnique.
Harvard Business School.
Joined Renault in 1968. Appointed General Manager of the Billancourt plant in 1986, then of the Sandouville plant in 1989. He became Senior Vice President, Manufacturing in 1994 and joined the Renault Management Committee at that time. He was appointed Executive Vice President, Manufacturing and Logistics and member of the Group Executive Committee on January 1, 2005. In March 2007, he was placed in charge of Group Human Resources.

JEAN-LOUIS RICAUD

EXECUTIVE VICE PRESIDENT, ENGINEERING AND QUALITY, AGE 55

École Normale Supérieure, Agrégation in mathematics. Chief Engineer at the École des Mines.
Began his career at Cogema. Joined Renault in 2002 as Senior Vice President, Quality and a member of the Renault Management Committee.
He was appointed Executive Vice President, Engineering and Quality and became a member of the Group Executive Committee and the Renault-Nissan Alliance Board on January 1, 2005.

PATRICK PÉLATA

EXECUTIVE VICE PRESIDENT, PLAN, PRODUCT PLANNING AND PROGRAMS, LEADER, ASIA-AFRICA, AGE 52

École Polytechnique, École Nationale des Ponts et Chaussées. Doctorate from EHESS.
Joined Renault in 1984 and became Senior Vice President, Vehicle Engineering Development and a member of the Management Committee in 1998.
In 1999, he became Nissan Executive Vice President, Corporate and Product Planning, Design and Programs, and a member of the Executive Committee. He was appointed Executive Vice President, Plan, Product Planning and Programs with the Renault group and became a member of the Group Executive Committee on July 1, 2005. He is also a member of the Renault-Nissan Alliance Board.

THIERRY MOULONGUET

EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, LEADER, AMERICAS, AGE 56

École Nationale d'Administration.
Joined Renault in February 1991 as Head of Group Financial Relations, before being appointed Vice President, Controller of Capital Expenditures in 1996.
In 1999, following the signature of the Renault-Nissan Alliance agreement, he joined Nissan in Japan as Deputy Chief Financial Officer. In 2000 he was appointed Chief Financial Officer of Nissan, and on January 1, 2004 became Executive Vice President and Chief Financial Officer of Renault and a member of the Group Executive Committee.

MANAGEMENT TEAM

EXECUTIVE COMMITTEE AND MANAGEMENT COMMITTEE AT FEBRUARY 1, 2008

CARLOS GHOSN*
President and Chief Executive Officer

MICHEL BALTHAZAR
Senior Vice President, Pre-engineering, Projects and Requirements

PATRICK BLAIN*
Executive Vice President, Sales and Marketing
Leader, Europe

MARIE-CHRISTINE CAUBET
Senior Vice President, Market Area Europe

JACQUES CHAUVET
Senior Vice President, Market Area France

MARIE-FRANÇOISE DAMESIN
Senior Vice President, Corporate Communications

ODILE DESFORGES
Senior Vice President, Purchasing
Chairman and Managing Director, Renault-Nissan Purchasing Organization (RNPO)

JEAN-BAPTISTE DUZAN
Senior Vice President, Corporate Controller

CHRISTIAN ESTÈVE
Deputy Corporate Secretary General, General Manager, Corporate Resources, Chairman of Dacia
Leader, Euromed

MICHEL FAIVRE-DUBOZ
Senior Vice President, Supply Chain and Logistics

PHILIPPE GAMBA
Chairman and Chief Executive Officer, RCI Banque

MICHEL GORNET*
Executive Vice President, Manufacturing and Logistics
Leader, France

GÉRARD LECLERCQ
Senior Vice President, Group Human Resources

PATRICK LE QUÉMENT
Senior Vice President, Corporate Design

LUC-ALEXANDRE MÉNARD
Senior Vice President, Public Affairs

BRUNO MORANGE
Senior Vice President, Light Commercial Vehicles

THIERRY MOULONGUET*
Executive Vice President, Chief Financial Officer, Compliance Officer
Leader, Americas

STEPHEN NORMAN
Senior Vice President Global Marketing

PATRICK PÉLATA*
Executive Vice President, Plan, Product Planning and Programs
Leader, Asia-Africa

JACQUES PROST
Senior Vice President, Powertrain Engineering

BERNARD REY
Senior Vice President, CEO Office and President of the Renault F1 Team

JEAN-LOUIS RICAUD*
Executive Vice President, Engineering and Quality

JÉRÔME STOLL
Senior Vice President, Mercosur

YANN VINCENT
Senior Vice President, Quality

MICHEL DE VIRVILLE
Corporate Secretary General

** Members of the Group Executive Committee.*



NEW TWINGO - SHOWN HERE, THE 1.5DCI DYNAMIC VERSION ON THE ROAD IN SLOVENIA.

In the course of its operation, the Renault group incurs risks with potentially adverse impacts on its assets and financial results. These risks are linked to the countries where we operate, reflecting exposure to economic and political instability, regulatory changes, social unrest, etc., as well as product quality and the impact of external purchasing on cost structures. But they also reflect the location and interdependence of production plants and information systems, distribution networks and environmental concerns. These operational risks are rounded out by financial risks such exchange rate and counterpart risks, customer credit and taxes, as well as legal risk, particularly that arising from new regulatory requirements affecting the auto industry.

International expansion, partnerships, reliance on information systems and technology and the emergence of new forms of violence have aggravated existing dangers and made for new threats.

Today an industrial business with a global presence needs to take a stricter, more proactive approach to risk control — an approach now fully integrated into the operational management of the Renault group.

This takes place in two fundamental stages:

- At the corporate level, medium-term plans are set up and incorporated into the annual budgets based on the company's perception of the risks and opportunities it faces. The risk management team develops methods and a comprehensive overview of major risks and their prevention, using risk mapping and monitoring.
- Units in charge of key business processes identify the skills and experts required to identify and prioritize risks and then deploy the appropriate solutions.

With risk factors clearly identified and defined, action plans are adopted to control their potential impact. All of the components of Renault's risk-management organization are the object of continuing improvement.



ENVIRONMENTAL ISSUES, THE DISTRIBUTION NETWORK AND REGULATORY CHANGE ARE ALL RISKS THAT COULD AFFECT RENAULT'S SITUATION.



RENAULT SHAREHOLDERS

NEW RESOURCES FOR COMMUNICATIONS WITH INDIVIDUAL SHAREHOLDERS

Renault has deployed a full range of communications tools to consolidate the loyalty of individual investors who already own shares, and to attract others. These include the Shareholders' Corner section of the renault.com website, a toll-free number with a voice server, and a dedicated email address (communication.actionnaires@renault.com). In 2007, these tools were upgraded in a number of areas.

New service for Renault registered shareholders

Renault's registered shareholders can now use the online services of the Gisnomi portal to check their balances and transactions, place orders and consult the online order book for Renault shares.

Award for Finance pages on renault.com

Based on the assessments of 6,300 users, in June 2007 on-line bank and brokerage Boursorama awarded its Grand Prix Boursoscan to Renault for the quality of information on its website. This rewarded an upgrade to the Finance section of the site that drew on close cooperation between Renault staff and the Shareholders' Consultative Committee.

Direct contacts at local meetings and the Actionaria fair

In 2007, Renault organized meetings with its shareholders in Marseille, Lille, Lyon and Nantes over the two days of Actionaria, an event dedicated to personal investment on the stock market. These were the occasions for informative presentations and lively debate on the latest developments in the business, which this year centered on the Product Offensive.

Shareholders' Club for news and business insights

The Renault Shareholders Club, open since May 1995 to all individual investors with at least one share, provides a framework for a closer relationship between the company and its shareholders. It is also a channel for information about the Group's operations and the latest developments in its business. Members receive a quarterly Shareholders' Letter and can participate in a wide variety of events. In 2007, these included visits to factories, dealerships, the Formula 1 site in Viry-Châtillon, and the Renault Technocentre, as well as breakfast forums at the Atélier Renault showroom and restaurant on the Champs Elysées in Paris.

Renault shareholders at December 31, 2007


FRENCH STATE
15.01%
FLOAT
64.23%
NISSAN
15%
TREASURY STOCK
2.65%
EMPLOYEES
3.11%

A survey of owners of bearer shares conducted at the end of September 2007 showed that at that date individual shareholders held 4.5% of equity and institutional i
tors a total of 60%, with French instit
accounting for 14% and foreign instit
for 46%.

Close ties to institutional investors around the world

Renault organizes regular meetings
French and foreign financial analyst
investors. Analysts' meetings are h
coincide with announcements of fin
results and exceptional events, while
ings with institutional investors are h
corporate headquarters and Renault c
outside France throughout the year.
Renault senior managers are also re
speakers at events organized by fin
institutions and investors in Europe ar
US, as well as at leading auto fairs and
munications events such as those f
launch of New Laguna and New Twin

PRIX BOURSOSCAN

"We were obviously very pleased to win the Grand Prix Boursoscan in recognition of our commitment to making financial information easily available, in particular on the internet. We worked very hard this year to upgrade our French site. This first place is a deserved reward for the efforts and dedication of the teams working on this project."

Thierry Moulonguet,
Executive Vice President, Chief Financial Officer & Leader of the Americas region



MARKET CAPITALIZATION

RENAULT PLACED SIXTH WORLDWIDE IN AUTOMOBILE MANUFACTURING



(€ BILLIONS)
134.2
68.4
55.3
42.3
34.2
27.6
27.4
24.5
24.2
22
60
40
20
0
TOYOTA
DAIMLER CHRYSLER
VW
HONDA
NISSAN
RENAULT
BMW
VOLVO AB
PORSCHE
FIAT
1
2
3
4
5
6
7
8
9
10

Based on a share price of €97.01, the Renault group's market capitalization stood at nearly €27.6 billion at December 31, 2007, compared with €25.9 billion a year earlier.

SHARING IN THE SUCCESSES OF RENAULT COMMITMENT 2009

On announcing its Commitment 2009 in February 2006, Renault included shareholders in its push for profitable growth, setting a target for regular annual rises in the dividend to €4.50 per share in 2009. The general downturn in world stock markets led to a decline in the share price to €97.01 at December 31, 2007



SHAREHOLDERS GATHER FOR THE ANNUAL GENERAL MEETING ON MAY 2, 2007.

FINANCIAL ANNOUNCEMENTS IN 2008

FEBRUARY 14	
	FIRST-QUARTER 2008 REVENUES
APRIL 29	
	DIVIDEND PAYMENT [1]
JULY 24	
	NINE-MONTHS 2008 REVENUES

[1] *As proposed at the Annual General Meeting on April 29, 2008.*

DIVIDEND PROPOSAL



x 2.5
5
4
3
2
1
0
€1.8
+33%
€2.4
+29%
€3.1
€3.8*
€4.5
2005
2006
2007
2008
2009

*As proposed at the Annual General Meeting on April 29, 2008.

SHAREHOLDER INFORMATION

Email:
Direction des Relations Financières
Service des Relations avec les actionnaires
13-15 quai Alphonse Le Gallo 92512 Boulogne-Billancourt cedex France
communication.actionnaires@renault.com

Telephone:
Interactive voice response system: +33 (0)1 76 84 59 99 and 0 800 650 650 (toll-free in France)
Renault group employee shareholder hotline: +33 (0)1 76 84 3[illegible] 74

Access all our documents and watch live broadcasts of major Group events (AGM, earnings releases):
www.renault.com/rubrique Finance

To register your Renault shares in bearer form:
BNP PARIBAS - Securities Service - Actionnariat Renault
Immeuble Tolbiac 75450 Paris Cedex 09 France
Tel: +33 (0)1 40 1[illegible] 89 89



1 PRODUCT OFFENSIVE GETS UNDERWAY

THE PRODUCT PIPELINE

TWO SHOW CARS PRESENTED IN FRANKFURT IN 2007

A special highlight of the 2007 Frankfurt Auto show was the presentation of two Renault show cars prefiguring models to be put on the market in 2008. The first of these, Logan Coupe Concept, illustrates Renault's vision of the GT sports coupe, combining elegance, driving pleasure and comfort. Underpinned by the four-wheel Active Drive chassis, it boasts a brand-new V6 dCi powertrain generating 230bhp.

The second, Kangoo Compact Concept, is designed for active young city-dwellers with a taste for leisure and the pleasures of life. It prefigures the production model to be rolled out in January 2008.



Laguna Coupe Concept - technology with style.


V6 dCi



MORE INFORMATION AT WWW.RENAULT.COM/

CONTINUED INTERNATIONALIZATION OF DESIGN

The internationalization of Renault's design activities continued in 2007, in particular through the reinforcement of local centers such as Renault Design India, based in Mumbai. A market watch center since 2005, it has already won its spurs with key contributions to projects such as the Logan Steppe presented at the Geneva Auto Show in 2006, and saw its creative role reinforced in 2007. Renault Design India is now a full-fledged design center in its own right, with operations covering the entire range from initial designs through to construction of models and prototypes.

In 2007, two new centers were opened, Renault Design America Latina, based in Sao Paulo, Brazil, and Renault Design Central Europe in Bucharest, Romania.

Development continued at the Kihu centre in South Korea, whose workf will rise to 60 in 2008.



Kangoo Compact Concept - roomy and light for open-air leisure.

NEW BRAND IDENTITY

The September 2007 Frankfurt Auto Show provided the ideal occasion for Renault to roll out its new brand identity. Under the guidance of the Design Department, this builds on Renault's rich history and culture to back up new market ambitions as a human, reliable and enthusiastic brand. By the same token, it involves all Renault units in all parts of the world in a shared promise to their customers.


RENAULT
PREMIERE

THE PRODUCT PIPELINE

NEW KANGOO

The expressive lines and distinctive personality of the first Kangoo launched in 1997 brought a revolution to the leisure activity vehicle sector. Practical and versatile, Kangoo has been an enormous success with over 2.3 million vans manufactured to date on sites spanning four continents — MCA Maubeuge in France, Casablanca in Morocco, Cordoba in Argentina and Kuala Lumpur in Malaysia.

New Kangoo, on sale in western European countries in late 2007 - early 2008, retains the best of earlier models while at the same time offering added quality, comfort and convenience. A short, chunky front end frees up space for the bright, airy passenger cabin, which is further enhanced by its steeply-raked MPV-style windscreen. Some versions have pop-open windows, others electric. All have large doors which open onto a totally reworked interior designed with occupants' comfort and well-being in mind, as confirmed by acoustic and thermal performances matching those of a passenger minivan. New Kangoo comes complete with a diverse and comprehensive range of reliable powertrain packages — a diesel engine with three power variants and two gasoline engines — to ensure a lively road performance unmatched in the leisure-utility segment.

New safety features include advanced driver assistance technology originally developed for the upper end of the range, with equipment such as cruise control and speed limiters, automated headlights and windshield wipers with rain detectors. There are also two to six airbags and safety belts with pretensers and load limiters, as well as anti-submarining systems on seats at the front and rear, and Isofix attachments for three children's seats.

Passenger and utility versions of New Kangoo were developed on a parallel basis to optimize processes, and both display the robust features and reliability of utility vehicles together with added load capacity. At the same time, New Kangoo uses the same basic chassis as Scénic, making for improved road handling, optimized braking, and greater loading capacity.

Alongside New Twingo, New Laguna, Logan MCV and Logan Van, New Kangoo is one of the first five new models rolled out in pursuit of the product plan target calling for 26 new Renaults by the end of 2009. With New Kangoo Express and New Kangoo Express Compact, the Kangoo lineup is set to make a significant contribution to achieving the Plan's goals for profitability and growth.

PRODUCT OFFENSIVE TO SHOW FULL FORCE IN 2008



Patrick Pélata,
Strategic Planning, Product Planning and Vehicle Programs

HOW WOULD YOU SUM UP DEVELOPMENTS IN 2007?

I would say the main thing is that confidence was renewed, with our teams laying the foundations for the success to come in 2009 with the beginnings of our Product Offensive, which will show its full force in 2008.

WHAT ABOUT THE ENVIRONMENT? WHAT ROLE DID IT PLAY?

Environmental issues are essential to Renault's strategy. Our Commitment 2009 program calls for us to sell a million cars with CO_2 emissions under 140g per kilometer in 2008, with a third of those emitting less than 120g per kilometer. In 2007, we took a new step forward with the launch of the eco² label for the vehicles in our range that satisfy key ecological criteria.

We also started up a variety of programs to prepare for stricter standards in Europe, particularly as regards CO_2 emissions. Not to mention our agreement with the Israel government for the launch of an electric car - only a small part of our commitment to ambitious environmental goals, but nonetheless significant.



New Kangoo: ... comfort ... wellbein

MORE INFORMATION
WWW.RENAULT.COM

Sandero, a new five-door hatchback sedan, effectively complements Renault's offering for Latin American markets. Produced at the Ayrton Senna factory in Curitiba, Brazil, it features appealing modern design that suggests both dynamic performance and robustness. An expressive front end features a bumper-fascia perfectly integrated into a body whose design reinforces the overall impression of sturdiness, in particular thanks to broad protective side strips. The rear styling underscores the impression of a roomy car, and the innovative dashboard has been designed for clarity and ease of use.

While Sandero's retail price places it in the small-car segment, its ample interior and exterior dimensions — it is 4.02 meters in length with a storage capacity of 320 liters — put it up with the larger compacts. In terms of active safety, Sandero features the latest-generation Bosch 8.0 ABS, also equipping Laguna and Clio II ranges. On the passive safety front, Sandero has been designed to meet the requirements of European regulations. Its 3-point seat belts, airbags, honeycomb dashboard, padded doors, and roof cross-member provide standards of passive safety that are highly competitive on South American markets.

Powertrains will vary from market to market. In Argentina, Sandero will be powered by gasoline and diesel engines, while in Brazil the range will focus on FlexFuel engines that burn biofuels. The 1.6 16V gasoline engine to be used in Argentina will make for lively road performance combined with low fuel consumption, since it ach ves 90% of maximum torque available 2,000rpm. The diesel alternative is 1.5 dCi featuring second-generation co mon rail injection, which counts among best in the category. Finally, in Brazil, 1.0 16V and 1.6 16V FlexFuel engi already equipping Clio II and Logan will on offer alongside a1.6 8V FlexFuel eng not previously used for Renault ranges





Sandero, sold in Brazil and in Argentina since December 2007.

Below: quality control at the end of the assembly line at the Curitiba factory in Brazil.



2,300,000

>> KANGOOS PRODUCED SINCE LAUNCH IN 1997.

PASSENGER CARS

2.1% RISE IN SALES WORLDWIDE.

BACK TO GROWTH

Group sales for 2007 totaled 2,484,472 vehicles worldwide, an increase of 53,843 units or 2.1% over the previous year. This overall result reflected two opposed trends. The launches of New Twingo in mid-June and New Laguna in mid-October created renewed upward momentum after a testing first half. In the rest of the world, growth continued, fuelled by all three brands. Sales were up 1% for Renault and 17.4% for Dacia, while easing 1.4% for Renault Samsung Motors.

Twingo

A highlight of the year was the launch of New Twingo, on sale in France and Europe from mid-June. It fully achieved its targets with nearly 56,000 units sold. Twingo I continued to maintain a healthy pace, with sales of 32,477 in the first half. Twingo also made its debut on the UK market during the year.

Modus

Modus sales declined in a difficult market for small MPVs. 64,466 units were sold altogether in 2007, 25.4% less than in the previous year. The launches of New Modus and Grand Modus at the end of the year made for a moderate rebound at the beginning of 2008.

Clio

Clio III sales slowed from 349,770 in 2006 to 365,887 in 2007. Trends varied from one business region to the next. In France and Europe, sales volumes declined, reaching respective totals of 140,149 and 167,494 compared with 149,318 and 186,619 in 2006. In contrast, in the Euromed region total sales of Clio, manufactured at the Bursa site in Turkey, reached 19,351 units compared with 13,512 in 2006. The launch of Clio Grand Tour at the beginning of 2008 reinforces Clio's position on this segment of the market.

Megane

In the C segment, where Megane is due to be renewed, it managed to keep the decline in sales to 5.14%, with 620,210 units sold in 2007 compared with 653,826 in 2006. Trends on different markets varied. Overall, sales in France and Europe flattened from 555,122 in 2006 to 501,112 in 2007, but Scénic and Grand Scénic held onto their share of the market in both re
Megane is also the first range co
ible with E85 ethanol-based fuel, re
ing the environmental targets of Re
Commitment 2009. Megane's debut
Americas region reinforced the br
position in the markets concerned, bo



RENAULT

New Twingo



Clio Grand Tour



Grand Modus

business with the sale of 33,922 vehicles. In Iran, where its sales more than doubled, Megane confirmed its appeal for local customers.

Laguna
Launched in mid-October, New Laguna achieved its targets, with 22,519 sold in France and Europe over three months. The launch of the Laguna station wagon at the beginning of 2008 should provide added momentum to this good start. The shift to the new generation went smoothly, with Laguna II stocks cleared before New Laguna's arrival on the market. All told, Laguna sales were down 7.2% from 2006 to a total of 77,236 in 2007.

Vel Satis
Worldwide sales of Vel Satis came to 3,141 in 2007, showing a decline of 38.6% from the previous year.

Espace
Espace IV maintained its place on the upper market segment in 2007, reporting constant sales volumes and market share in a steady overall segment. A total of 42,004 vehicles were sold. Espace leads its segment in both France, with 34.6% of the market, and Switzerland, where holds 24%.

Renault Samsung Motors
Overall, sales of Renault Samsung Motors eased from 121,660 units in 2006 to 119,825 in 2007. The SM3 and SM7 saw respective declines of 7.2% and 18.8%, but thanks to the new version of the SM5, sales climbed 1.7% to 73,331 for the year. The end-2007 launch of the cross-over QM5 in South Korea put fresh life into the range. In its first two months, QM5 sold 2,158 units. Based on the Koleos concept car, it will be making its debut on European markets under the Renault banner in spring 2008.

2.1%

GROWTH IN WORLD SALES IN 2007.

MORE INFORMATION AT WWW.RENAULT.COM



QM5



LAGUNA

New La





RENAULT

New Laguna Grand Tour

THE LOGAN PROGRAM

LOGAN SALES CONTINUED TO PROGRESS IN 2007. OVER 780,000 UNITS HAVE BEEN SOLD SINCE THE PROGRAM WAS MARKETED IN 2004. THREE NEW PRODUCTION SITES WERE ADDED TO MEET DEMAND.

EXTENDING THE LOGAN LINEUP AND REINFORCING INTERNATIONAL PRESENCE

Over 780,000 Logan vehicles have been sold worldwide since market launch in September 2004. An important new stage in the deployment of the program was reached in 2007 when production started up in Iran, India and Brazil. Logan cars are now made in seven countries for sale under the Renault and Dacia brands in 57 countries. After its initial launch in Romania at the end of 2006, Logan MCV made its debut on other European markets where sales totaled 96,000. Logan is a centerpiece of Renault's strategy for international expansion and sales growth. In 2007, the Logan lineup sold a total of 366,779 vehicles, 48.1% more than in the previous year.

STARTS FOR THREE NEW PRODUCTION SITES AND SANDERO IN 2007

Tondar, the Iranian version of Logan, went into production in 2007, targeting an enormously promising market with an offering that matches local needs. Production also started up in India at the beginning of 2007, where Logan is produced and marketed by the Mahindra-Renault joint venture set up under an agreement signed in Mumbai on March 21, 2005. Logan is manufactured at Mahindra's plant in Nashik, located 180 km from Mumbai in the state of Maharashtra. The plant has the capacity to turn out 50,000 cars a year.

At the end of the year the Logan lineup was extended with the launch of Sandero, a, five-door hatchback on sale in Argentina and Brazil from the beginning of 2008. Simple, modern, economical, reliable and robust, Sandero embodies the Logan spirit and, Renault's international strategy of manufacturing near its markets.



LOGAN PICKUP UNVEILED AT THE BUCAREST AUTO SHO[W]

Presented for the first time at the Buc[arest] Auto Show in March 2007, the L[ogan] pickup offers a combination of versa[tility] and comfort designed for tradespe[ople]. It is manufactured at the Pitesti si[te in] Romania alongside three other L[ogan] bodies.

LOGAN IS WIDENING ITS INTERNATIONAL HORIZONS...



Gerard Détourbet,
Vice President,
Worldwide XQ0
Program

In 2007, three new production sites started operations, two of them — in India and Iran — in regions where Renault was not previously present. So last year marked a second important stage in the process of internationalization following the first steps in 2005. Capacity expansion was another important feature of the year, with the Pitesti site now producing 350,000 cars a year and the Somaca plant in Morocco exporting to Europe. Decisions were also taken to double capacity at our Russian subsidiary Avtoframos to 160,000 cars a year and set up two new sites dedicated in large part to Logan, one in Chennai, India, and the other in Tangiers, Morocco. Finally, there was the announcement of a project for South Africa and extension of Logan MCV sales to other parts of Europe. So in 2007, Logan did its part to contribute to Renault Commitment 2009.

HOW HAS SANDERO DONE IN ITS FIRST FEW MONTHS ON THE MARKET?

The Latin American media gave Sandero a very warm welcome from the start, unanimously hailing the quality of the vehicle and the renewal of Renault. Distributors take a bright view of prospects for the new vehicle following the earlier launches of Megane and Logan. Sandero made its world debut in Brazil and has been seen as Brazil's own car from the start, which augurs very well for the future.

WHY IS DACIA ADOPTING A NEW VISUAL IDENTITY?

Following its international expansion and the arrival of Sandero, the Dacia range needed to overhaul its identity, to be more in touch and display more personality. The new logo aims to achieve this with simple, modern lines making for effective visual impact, underscoring the dynamism and character of the brand.

DACIA'S NEW VISUA[L] IDENTITY

Dacia presented its new visual identit[y at] the Geneva Auto Show in March 20[07], which also saw the unveiling of Sand[ero]. Based on the Dacia brand identity, it a[ims] to raise visibility and reinforce Dac[ia's] image with lines that are at once m[ore] up to date and more distinctive. T[he] identity applies to all communicatio[ns], sales materials and groups, cover[ing] everything from stationery to trade-[show] presentations and the design of pro[duct] logos.

POWERTRAINS

WITH ENVIRONMENTAL ISSUES GAINING NEW WEIGHT IN 2007, RENAULT CAN BE RIGHTFULLY PROUD OF ITS SUCCESS IN DESIGNING POWERTRAINS THAT PLACE IT AMONG EUROPE'S BEST PERFORMERS FOR THE REDUCTION OF FUEL CONSUMPTION AND CARBON EMISSIONS.

ENGINES FOR A CLEAN ENVIRONMENT

A perfect example of these successes is the TCE 100bhp gasoline engine, which made its debut in May 2007 and now equips Clio, New Twingo, and Modus. Demonstrating Renault's expertise in downsizing, it combines the power of a 1.4l engine with the torque of a 1.6l engine and the fuel consumption of a 1.2l engine. Using only 5.9 liters of gasoline for 100 km to set CO_2 emissions at no more than 140g per km, it is one of the most efficient engines on the market.

The same expertise is put to work for diesels, as illustrated by the 105bhp 1.4 dCi engine equipping Megane. This is fitted with a particle filter and emits only 120g of CO_2 per km. On New Laguna, the same engine, in a 110bhp version, achieves a record reduction in CO_2 emissions to just 136g per km in a mixed cycle. Hailed by the press, the 100bhp New Laguna deservedly carries the Renault eco² label.

In 2007, Renault was one of the rare manufacturers with a dual offering of bio-ethanol and bio-diesel enabled vehicles in Europe. Offering E100 compatible versions of Clio and Megane in Brazil since 2004, Renault launched its first bio-ethanol car on European markets in June 2007 — the E85-compatible 105bhp 1.6l 165V Megane. Since the end of 2006, our group has also made B30 bio-diesel enabled Trafic and Master models, respectively equipped with 2.0 dCi (90 or 115bhp) and 2.5 dCi (100 or 120bhp) engines for corporate fleets. In 2008, the offering will be rounded out with the first biofuel-compatible diesels for passenger cars, including New Twingo with a B30 compatible 65bhp 1.5 dCi engine.

More generally, success in reducing pollution levels for diesel engines is well illustrated by the 2.0 dCi equipping New Laguna, which already satisfies the Euro 5 standards that come into force in the European Union in 2009.



M9R 2.0 dCi.

COMBINING ENGINE PERFORMANCE WITH ENVIRONMENTAL RESPONSIBILITY

Environmental considerations are an essential part of Renault's approach to Powertrain Engineering. We are currently working hard on the deployment of our downsized range, illustrated in 2007 with the launch of the TCE 100 engine for Clio and Modus and the [illegible] dCi engine for New Laguna. At the same time, we are as committed as ever to designing powertrains that constantly enhance driving pleasure.

For us, a highlight of 2007 was the Frankfurt Auto Show, where we presented the new V6 dCi concept engine, pre-figuring the V6 3.0 dCi engines that will later equip the cars at the top of our range. It develops an outstanding power output of 195kW, with a wide range of engine speeds peaking at 5,200rpm. Maximum torque is a lively [illegible] Nm at 1,750rpm, which makes for real pleasure behind the wheel. Fitted with a particulate filter and a nitrogen oxide trap, the Renault V6 dCi Concept combines high performance with respect for the environment. In fact, it already meets the Euro 6 standards.

Jacques Prost,
VP Powertrain Engineering.


NOUVELLE
LAGUNA
NEW LAGUNA

M9R engine on show at the Atelier Renault for the presentation of New Laguna – "driving pleasure with complete peace of mind".

RENAULT WAS EUROPE'S TOP BRAND FOR LIGHT COMMERCIAL VEHICLES FOR THE TENTH YEAR RUNNING IN 2007, WINNING 14.2% OF THE MARKET IN THE FRANCE AND EUROPE REGIONS.

RENAULT, THE LEADING LCV BRAND IN EUROPE

New vehicle registrations were up 1% on 2006. The Renault brand held 14.2% of the market and retained its leadership in the France and Europe regions for the tenth year in a row thanks to the success of Kangoo Express, Trafic and Master. Ten years after launch, Kangoo LCV placed second on the European market for small commercial vans, with 18.3% market penetration at end of 2007. Passenger and utility models have shown unfailing appeal with sales since 1997 now totaling over two million vehicles.

At the 2007 Frankfurt Auto Show, Renault unveiled New Kangoo, which retains the best of earlier models while offering enhanced quality, comfort and versatility. Standard passenger and utility versions of New Kangoo went to market in France and Europe in January 2008 and will be followed by the short version of the utility van in June 2008.

Renault's share of the market for utility and passenger vans in the France and Europe business regions has risen steadily since 2001, reaching 12.7% at the end of 2007, up from 12.4% a year earlier. These vigorous performances place Renault among the top three on the segment.

Trafic continued its excellent results, with sales totaling 60,750 in 2007, 17.5% more than in 2006. This robust rise reflects impetus from the launch of New Trafic in September 2006 and the growing success of Passenger and Generation models.
Since 2004, Renault has had an active presence on the camping-car market, supplying Master bases to 13 producers. At the end of August, 2007, Master sales for use as camping cars topped the 25,000 mark. Sales in this area more than tripled in three years to account for over 10% of new Master registrations.

Excluding camping cars, special vehicles adapted for other uses or produced in partnership accounted for 10% of Kangoo sales, over 30% of Trafic sales and 40% of Master sales. A total of 80,000 specially adapted vehicles, including camping cars, are sold each year.





New Kangoo Express:
getting the job done in comfort.

GAINING GROUND ON INTERNATIONAL MARKETS

In 2007, Renault's Light Commercial Vehicles Division sold 59,000 vehicles outside Europe, 12% more than in 2006, continuing to extend international reach. This healthy result reflects in particular a 46.9% surge in the Americas. Argentina, Turkey and Morocco are now among the Division's top ten markets.

ENVIRONMENT-FRIENDLY RANGES

The 2.0 dCI (90 or 115bhp) and 2.5 dCI (100 or 120bhp) engines equipping New Trafic and New Master can use B30 fuel, in line with Renault's Commitment 2009 regarding diesel engines able to run on blends with 30% biofuel.


Trafic

Whether for professional purposes or leisure, Trafic Passenger and Trafic Generation offer quality features for enhanced practicality and performance.






Master

10 >> 10 YEARS AS THE LEADING LCV BRAND IN EUROPE.

Master, like Trafic, is equipped with B30 biofuel-enabled 2.0 dCi and 2.5 dCi.

THE VEHICULE RANGE

PASSENGER CARS



TWINGO
(exists in GT version)



TWINGO RENAULT SPORT



CLIO II CAMPUS



CLIO III FIVE-DOOR
(exist in three-door version)



CLIO III RENAULT SPORT



CLIO GRAND TOUR



SANDERO



THALIA/SYMBOL/CLASSIC



LOGAN



MODUS AND GRAND MODUS



MEGANE FIVE-DOOR
(exists in version three-door and GT)



MEGANE SEDAN AND MEGANE GRAND TOUR



MEGANE COUPÉ CABRIOLET



MEGANE RENAULT SPORT



SCENIC AND GRAND SCENIC
(exists in seven-door version)



NEW LAGUNA
(exists in GT version)*



NEW LAGUNA GRAND TOUR
(exists in GT version)*



KOLEOS *



VEL SATIS



ESPACE AND GRAND ESPACE



NEW KANGOO



TRAFIC

LIGHT COMMERCIAL VEHICLES



NEW KANGOO COMPACT EXPRESS*



NEW KANGOO EXPRESS*



TRAFIC LCV



MASTER LCV (L1H1)



MASTER RWD

DACIA RANGE



SANDERO



LOGAN



LOGAN MCV



LOGAN VAN



LOGAN PICK-UP *

RSM RANGE

RENAULT SAMSUNG MOTORS



SM 3



SM 5



SM 7



QM 5

* *Commercialized in 20*



2 THE RENAULT-NISSAN ALLIANCE

A UNIQUE PARTNERSHIP BETWEEN TWO GLOBAL COMPANIES, THE RENAULT-NISSAN ALLIANCE FURTHER STRENGTHENED SYNERGIES BETWEEN THE TWO BRANDS IN 2007, WHILE STEPPING UP THE PACE OF INTERNATIONAL DEVELOPMENT.

OF THE ALLIANCE

THE PRINCIPLES OF THE ALLIANCE



The Alliance is based on trust and mutual respect. Its organization is transparent, ensuring clear decision-making for speed, accountability and high standards of performance. It aims for maximum efficiency by combining the strengths of both companies and developing synergies through common structures, cross-company teams, shared platforms and components.

To attract and retain the best talent, the Alliance offers good working conditions and challenging opportunities, encouraging staff to adopt an entrepreneurial approach open to the world at large.

The Alliance targets attractive returns for the shareholders of both companies, and complies with recognized best practice in corporate governance. It upholds the principles of sustainable development.

OBJECTIVES

The Alliance pursues a strategy of profitable growth with three objectives:

- to win customer recognition as one of the top three automotive groups for the quality and value of its products and services — in each business region and on each market segment;
- to rank among the top three automotive groups for critical technologies, with each partner taking the lead in specific domains of excellence;
- to consistently generate total operating profit that places it among the top three automotive groups in the world, by holding operating margin high and maintaining strong growth rates.

STRATEGIC MANAGEMENT

Nissan and Renault, respectively headquartered in Tokyo and Paris, have separate managements and run their operations through their own Executive Committees. Each is accountable to its own shareholders and board of directors.

In March 2002, the Alliance set up a strategic management company, Renault-Nissan bv, to draw up common strategies and take overall responsibility for synergies. This Dutch company, equally owned by Nissan and Renault, hosts the Alliance Board, which meets up to ten times a year. Carlos Ghosn is the President of the Board, whose members also include three Renault Executive Vice Presidents and three Nissan Executive Vice Presidents. Other members of the Renault and Nissan Executive Committees, representing the highest levels of management, also attend meetings. The Board sets the strategic course for the Alliance over the medium and long term, and co-ordinates joint operations worldwide.

The Alliance Board oversees other entities that include:

- the Renault and Nissan Coordination Bureau and the teams in Paris and Tokyo coordinating Alliance activities, including the work of the various steering committees and cross-company teams;
- steering committees, co-chaired by members of Renault and Nissan Executive Committees, which are charged with submitting key issues for the consideration of the Alliance Board meetings, supervising the operation of joint working groups, and, in a general way, contributing to the realization of Alliance projects;
- over 30 cross company teams and tional task teams providing supp the Alliance in all key areas of bus including product planning, researc advanced engineering, vehicle e eering, powertrain engineering, r facturing and purchasing. Their mission is to explore scope for synergies between the two comp Based in Tokyo, Paris and other Al sites around the world, team mei are in daily contact; they usuall conference calls once a week and to-face meetings once a month. leaders make regular reports t Alliance Board on progress in thei of competence.

MORE INFORMATION
WWW.RENAULT.COM



January 24, 2008: Renault and Nissan staff attending a Cross-Company Team meeting visit the Lardy test site near Paris.

6,160,046

>> VEHICLES SOLD WORLDWIDE BY RENAULT AND NISSAN IN 2007

WORKING TOGETHER

Benchmarking and transparency have meant substantial savings for both Alliance partners, providing the basis for fruitful cooperation illustrated by the development of common B and C platforms and sharing of new powertrains. To this end, each company applies its core engineering competencies, with Nissan taking the lead for the development of new gasoline engines, while Renault takes the lead for diesels. Engines are tuned differently in their Nissan and Renault applications. They also drive differently and behave differently, reflecting distinct brand and market priorities.

RENAULT-NISSAN PURCHASING ORGANIZATION, THE ALLIANCE'S FIRST AND LARGEST COMBINED OPERATION

RNPO is easily the largest joint company in the Alliance, employing a total of 300 people in Tokyo, Paris and Farmington Hills, Michigan, where Nissan has its North American technical center. Negotiating on behalf of both Nissan and Renault, it now meets nearly 85% of the Alliance's total purchasing needs. Renault and Nissan nonetheless still have their own purchasing departments which implement the purchasing policy decided by RNPO. RNPO is intended to round out the purchasing resources of Renault and Nissan, not take their place.

"The amount of purchasing through RNPO is certain to grow as we share more common components," says Odile Desforges, Chairman and Managing Director of RNPO and Senior Vice President, Purchasing, at Renault. "We also aim to source more components in low-cost countries such as China and India. Their contribution is already growing at a spectacular rate as more large suppliers set up there and their technology bases progress."

RNPO staff members are specifically employed by either Renault or Nissan. "All employees are nonetheless there for both Alliance members," explains Desforges. "It is their job to support Nissan Value Up and Renault Commitment 2009, and have both companies' interests at heart. They never favor one above the other, which ensures that it is always a win-win situation."

COOPERATION AND SYNERGIES

THE ALLIANCE WITH RENAULT HAS QUICKENED RENAULT'S DEVELOPMENT AS A GLOBAL BUSINESS. SINCE ITS INCEPTION, NISSAN HAS ACHIEVED A SPECTACULAR TURNAROUND IN FINANCIAL RESULTS, WHILE RENAULT HAS CONSOLIDATED ITS OPERATING PERFORMANCE. COOPERATION BETWEEN THE TWO PARTNERS WAS REINFORCED IN 2007.

VEHICLE ENGINEERING

Renault is drawing fresh strength from Nissan's recognized know-how in the design and construction of four-wheel drives. Nissan made an active contribution to the development of the cross-over conceived and designed by Renault and now manufactured by Renault Samsung Motors in Korea. Unveiled as Koleos Concept at the Paris Motor Show in September 2006, this went on sale under the name QM5 in Korea in December 2007 and will be tackling European markets as Koleos in the second quarter of 2008.

This co-development based on the sharing of tasks across companies with different cultural roots in France, Japan and Korea was a special challenge for the Alliance and an exercise in cross-cultural management. At the same time it illustrates a key strength of the Alliance since such co-development is crucially important in the context of market globalization.

In India, the Alliance set up a new center for operational technologies in Chennai. Named Renault Nissan Technology and Business Centre India Private Ltd (RNTBCI), this is a joint venture in which each of the two Alliance partners has a 50% interest. Designed to provide varied support for both Renault and Nissan around the world, it will in time offer a complete range of services covering product and process engineering, purchasing, design, cost management and IT development. RNTBCI is expected to employ more than 1,500 people by 2010.

Also in India, a joint delegation from Renault and Nissan visited the Bajaj Auto Chakan site in Puna to review the feasibility of a project for a very low-cost car. Consideration of the project continues.

POWERTRAINS

On display for the first time on the Renault stand at the 2007 Frankfurt Auto Show, the Alliance's latest diesel, the V6 dCi Concept, will be on offer for New Laguna and future Renault and Nissan vehicles at the top end of the range, including the Nissan Maxima in the United States in 2010.

The new 2,993 cc engine block is based on the Alliance's MID diesel and shares 25% of its components. Particularly compact, it is designed to fit into the New Laguna's engine compartment without infringing regulatory requirements for the protection of pedestrians. Generating 195 kW, the equivalent of 365bhp, it also supplies maximum engine torque of 550 Nm at 1,750 rpm. The V6 dCi Concept meets Euro 6 and North American emissions standards.

The range of applications for the Alliance's first diesel, the M1D, which already equips Nissan models in Europe, is to be extended to Japan, where it will equip Nissan X-Trail as of autumn 2008.

RESEARCH AND ADVANCED ENGINEERING

Renault and Nissan work together on projects of common interest in the strategic fields of research and advanced engineering, thereby optimizing allocations of resources while at the same time covering a wider range of possible solutions and speeding technical progress to offer new products.

Joint projects of this kind are extremely varied, concerning everything from fuel cells and hybrid engines to materials, electronics, mechanics and active security. By pooling technical expertise as well as their knowledge of markets and the resources of their international networks, the two partners have adopted the most effective strategy to expand the technology bases of each and develop solutions that place the Alliance among the world's top three auto manufacturers in terms of critical technologies.

QUALITY

The Alliance Quality Charter defines mon quality rules and procedures that into play in all Alliance projects. Upda January 2003, these rules and proce are an essential part of the shared mitment that unites Renault and N A Functional Task Team is charged wit tinuing improvement in this area, dr the lessons from the most effective practices applied by Nissan or Renault US, Japan or Europe. These practice then adopted and, where possible, f improved by both partners.

**FFT: Functional Task Teams.*
***CTT: Cross Company Teams.*

THE RENAULT-NISSAN ALLIANCE — MILESTONES

March 27, 1999: Renault and Nissan announce a strategic alliance, with Renault acquiring a 36.8% interest in Nissan (shares and other voting securities) for ¥643 billion (€5 billion/$5.4 billion)

June 1999: Organizational structures are set up for joint projects to back profitable growth for the two partners in the Alliance. Headed by the Global Alliance Committee, these structures cover all areas of operation.

October 30, 2001: Renault and Nissan announce further reinforcement of the Alliance, as provided in the initial agreement, setting up Renault-Nissan bv, an equally-owned joint subsidiary established under Dutch law, to take charge of strategic management.

March-May 2002: Renault exercises equity warrants held since 1999 early to raise its interest in Nissan from 36.8% to 44.43%, and Nissan raises its intere Renault to 15%.

May 29, 2009: The Alliance Board m for the first time.

May 2005: Carlos Ghosn is na President and CEO of Renault and Re Nissan bv, at the same time remai President of Nissan.

MANUFACTURING

Manufacturing is naturally a key area for the sharing of best practice, and the two partners are currently working together on the next stages in the continuing development of the Renault Production Way and Nissan Production Way. This process enables each partner to benefit from the other's experience to enhance its own performance. An example is the important contribution Nissan was able to make to the upgrading of Renault's Novo Mesto plant in Slovenia ahead of the launch of New Twingo in 2007.

The Nissan Aprio, a compact based on Logan, is a second example. Targeting the Mexican market, it went into production at Renault's Curitiba plant in Brazil.
Sandero, the recently launched hatchback, is yet another example. Renault has announced that this will be put on the South African market in 2009, broadening competition in the AB segment and offering local customers a roomy 4.02-meter long car at a very affordable price. Sandero will be produced locally at Nissan's Rosslyn site from the beginning of 2009.

In a major joint initiative, the Alliance has signed an agreement with the Kingdom of Morocco for the construction of one of the largest automobile plants in the Mediterranean area. Based near Tangiers, this will turn out 200,000 vehicles a year as of 2010 and annual capacity will in time rise to 400,000 vehicles. Related investments are estimated at €600 million, including €350 million for the initial phase. Creating a strategic base for the Alliance's worldwide production, the site will be operated by Renault, making vehicles based on the Logan platform and on new-generation Nissan LCVs. A good 90% of production will be for export.

The site will make the Renault-Nisan Alliance one of the largest employers in the Tangiers area, creating 6,000 jobs directly and a further 30,000 indirectly. In preparation, additional investments have been made to provide appropriate training for local workers.

MORE INFORMATION AT WWW.RENAULT.COM

LOGISTICS

Since 2004, a special cross company team has been dedicated to logistics, identifying opportunities for enhanced efficiency where partners' sites in different parts of the world are close to each other and jointly managing the two companies' value chains. It also plans for the Alliance's steadily increasing international needs. The Alliance has defined four priorities for progress in this area — strategy, cost management for new projects, international development and human resources.

THE AUTOMOBILE INDUSTRY'S MOST SUCCESSFUL PARTNERSHIP

The Alliance's strategy has proven its worth. Nissan, previously the world's number-seven vehicle manufacturer by market capitalization, was in fifth place in 2007, with market value multiplied by 2.7 since 1999. Over the same period, Renault moved up from the 15th to the sixth place with its value multiplied by 1.4. Taken together, Renault and Nissan rank among the five largest automakers worldwide.



Visit to the Research and Advanced Engineering exhibition at the Guyanc
Technocenter for the 4th Alliance Conven

OPTIMIZING THE ALLOCATION OF RESOURCES



Thierry Moulonguet,
Executive Vice President and Chief Financial Officer

2007: A YEAR OF PROGRESS FOR THE ALLIANCE

Levers for the Alliance's development were well at work in 2007, which saw a number of important new projects lift off. An agreement was signed for the construction of a joint production facility in Chennai, India, which will be up and running in 2010. In September, an agreement was reached with Moroccan authorities for the construction of a joint production site near Tangiers, which will be operational in 2010. Another highlight was the announcement of a partnership with the Indian auto manufacturer Bajaj for the development of an ultra low-cost car from 2010 on. This will complement the Alliance's offering based on Logan. In another key area, Renault and Nissan launched a joint project for the development of technology for electric power vehicles, the aim being to significantly increase sales in this segment from 2012 on. In purchasing, Renault-Nisan Purchasing Organization continued gathering momentum and now deals with 85% of the Alliance's needs.

LEVERAGE FOR TECHNOLOGY WITH AN EYE ON THE ENVIRONMENT

The Alliance provides a channel for Renault and Nissan to share technologies and gain added competitive strength. In this, a key priority is to optimize allocation of development tasks. Examples include fuel cells, where Nissan takes the lead, while in the field of powertrains Renault takes the lead for diesels and Nissan for gasoline engines. New Laguna perfectly illustrates the benefits, with two of the four powertrains on offer for the range developed jointly by Renault
and Nissan, while the diesel option wa
developed by Renault and the remainin
engine by Nissan. The 110bhp 1.5 d
powertrain equipping New Laguna cu
CO_2 emissions to only 130g per kilomete
the lowest level in the segment. In 200
momentum from the Alliance continue
to generate economies of scale, optimiz
the worldwide allocation of resources ar
speed technology transfers.

PACE TO CARRY ON FROM 2007 T 2008

The investments made in Decembe
2007 and the launch of a strateg
partnership with AvtoVAZ will reinforc
the Alliance's presence in Russia ar
offer added capacity. AvtoVAZ show
how the initiatives of one Alliance partn
can quickly benefit the other. In Wester
Europe, Nissan will be able to accelera
the penetration of its top-of-the-rang
Infiniti with the support of Renault's dies
technology. As in all areas of the Allianc
both partners come out on top.

COOPERATION AND SYNERGIES

2007: EXPANDING SYNERGIES AND THE ALLIANCE'S GEOGRAPHICAL FOOTPRINT

Renault and Nissan have announced plans to build one of the largest auto-manufacturing sites in India in 2009. Located in Chennai, in the state of Tamil Nadu, its production capacity will come to 400,000 units a year.

Renault benefits from Nissan's recognized know-how in the design and construction of four-wheel drives. Nissan made an active contribution to the development of the cross-over conceived and designed by Renault and now manufactured by Renault Samsung Motors in Korea. Unveiled as Koleos Concept at the Paris Motor Show in September 2006, this went on sale under the name QM5 in Korea in December 2007 and will be tackling European markets as Koleos in the second quarter of 2008.

This co-development based on the sharing of tasks across companies with different cultural roots in France, Japan and Korea was a special challenge for the Alliance and an exercise in cross-cultural management. At the same time, it illustrates a key strength of the Alliance since such co-development is crucially important in the context of market globalization.

In India, the Alliance set up a new center for operational technologies in Chennai. Named Renault Nissan Technology and Business Centre India Private Ltd (RNTBCI), this is a joint venture in which each of the two Alliance partners has a 50% interest. Designed to provide broad support for both Renault and Nissan around the world, it will offer a complete range of services covering product and process engineering, purchasing, design, cost management and IT development. RNTBCI is expected to employ more than 1,500 people by 2010.

In Russia, the new partnership with AvtoVAZ will bring multiple benefits as well. It will considerably strengthen the Renault-Nissan Alliance's competitive standing in Russia and give rise to new opportunities for sharing components and production facilities.

On display for the first time on the Renault stand at the 2007 Frankfurt Auto Show, the Alliance's latest diesel, the V6 dCi Co will be on offer for New Laguna and Renault and Nissan vehicles at the top the range, including the Nissan Maxima United States in 2010.



UNITED KINGDOM
P
FRANCE
SLOVE
SPAIN
PORTUGAL
1,145
NORTH AMERICA
UNITED STATES
MEXICO
COLOMBIA
BRAZIL(2)
566
245
321
LATIN AMERICA(1)
CHILE
ARGENTINA
SALES IN
THOUSAND
VEHICLES - 2
RENAUL
GROUP
NISSAN
GROUP

RENAULT GROUP PLANTS
(RENAULT, DACIA AND RENAULT SAMSUNG MOTORS)
NISSAN PLANTS — BODY ASSEMBLY — POWERTRAIN

PLANTS OF RENAULT PARTNERS
P - IN IRAN, IRAN KHODRO AND SAIPA
- IN INDIA, MAHINDRA & MAHINDRA

(1) INCLUDING MEXICO.
(2) INCLUDING THE JOINT LCV PLANT.
(3) INCLUDING RUSSIA AND TURKEY.
(4) NISSAN AND DONGFENG MOTOR HAVE SET UP A JOINT VENTURE TO PRODUCE AND SELL A RANGE OF VEHICLES.

The new 2,993cc engine block is based on the Alliance's MID diesel and shares 25% of its components. Particularly compact, it is designed to fit into the New Laguna's engine compartment without infringing regulatory requirements for the protection of pedestrians. Generating 195 kW, the equivalent of 365bhp, it also supplies maximum engine torque of 550 Nm at 1,750 rpm. The V6 dCi Concept meets Euro 6 and North American emissions standards.

The range of applications for the Alliance's first diesel, the M1D, which already equips Nissan models in Europe, is to be extended to Japan, where it will equip Nissan X-Trail as of autumn 2008.

In another example of Alliance cooperation, Renault has announced that its new hatchback Sandero will be made in Nissan's plant in Rosslyn, South Africa. Launched on the South African market in 2009, Sandero will broaden competition in the AB segment and offer local customers a roomy car 4.02 meters in length at a very affordable price.

In a major joint initiative, the Alliance has sig an agreement with the Kingdom of Morocco the construction of one of the largest autor bile plants in the Mediterranean area. Ba near Tangiers, this will turn out 200,000 v cles a year as of 2010 and annual capa will in time rise to 400,000 vehicles. Rela investments are estimated at €600 mill including €350 million for the initial pha Creating a strategic base for the Allian worldwide production, the site will be op ated by Renault, making vehicles based the Logan platform and the Nissan produc system for a new generation of light co mercial vehicles. A good 90% of produc will be for export.

The site will make the Renault-Nissan Allia one of the largest employers in the Tang area, creating 6,000 jobs directly and a fur 30,000 indirectly. In preparation, additi investments have been made to prov appropriate training for local workers.



1,920
1,529
391
WESTERN EUROPE
RUSSIA
616
444
172
CENTRAL AND EASTERN EUROPE (3)
723
2
721
JAPAN
SOUTH KOREA (RSM)
ROMANIA (DACIA)
CHINA (4)
JAPAN
TURKEY
IRAN
MOROCCO
EGYPT
TAIWAN
INDIA
P
371
112
259
MIDDLE EAST AND AFRICA
THAILAND
PHILIPPINES
KENYA
MALAYSIA
P
INDONESIA
818
151
667
ASIA-PACIFIC
SOUTH AFRICA

NUMBER OF UNITS SOLD WORLDWIDE IN 2007	
RENAULT GROUP	2,484,4
NISSAN GROUP	3,675,5
RENAULT-NISSAN ALLIANCE	6,160,0

NISSAN IN 2007

NISSAN — STRATEGY AND GROWTH

Nissan released its interim results for the first half of the 2007-2008 financial year (i.e. the six months from April 1 to September 30, 2007). While profits were down, progress was made to put the company back on course for its full-year objectives. The company was able to offset difficulties, which included high raw-material and energy prices, rising interest rates, and little or no growth in mature markets. These factors, combined with high levels of incentive spending, left the auto industry no room to pass on higher costs to end customers.

In the first half of the financial year, Nissan's worldwide sales totaled 1,816,000 units, up 6.3% from the same period of 2006. This growth came as total industry volumes declined in Japan, the U.S. and Europe.

Japan
In Japan, Nissan sold 332,000 units in the first half, declining 5% less than the market. Unit sales of 15,000 for new Dualis and 13,000 for the all-new X-Trail made significant contributions to the result.

United States
In the United States, first-half sales rose 5.4% to 534,000 units. Nissan launched the all-new Rogue in September and new Murano in January 2008, and expects these key products to do well in a difficult market. Sales of the premium brand Infiniti rose 5.1%, boosted by the new G37 sedan and coupe.

Europe
In Europe, Nissan sales came to 304,000 units. Growth in Russia, where first-half sales doubled from the previous year to reach 67,000 units, continued to offset declines in Western Europe. The new UK-built Qashqai continued to gather momentum and accounted for 20% of European sales.

Rest of world
In the rest of the world, which includes Mexico and Canada, sales were up 13.1% to 646,000 units. Sales in China surged by over 25.2% to 225,000 units, with Tiida leading the way and the launch of the Livina making for added pace. Combined with a more than 2.1% rise to 89,000 units in Gulf State countries and a good showing in Indonesia, this offset declines in Mexico and Taiwan. Fiscal 2007 brought 11 new products, including the Rogue compact crossover in the U.S. At the high-performance end of the range, Nissan unveiled the long-awaited GT-R, a Nissan brand icon that will now be tackling global markets, whereas in the past it was sold mainly in Japan.

Nissan GT-R; New Dimer
Multi-Performance Su



WORLDWIDE

NISSAN CONTINUES TO AIM FOR THE OBJECTIVES SET IN NISSAN VALUE UP AND INVESTS FOR THE FUTURE.

NISSAN WORLDWIDE

Expansion in China
Tokyo (Jan. 9, 2008) – Nissan Motor Co., Ltd. (NML) and Dongfeng Motor Group Co., Ltd. (DFG) announces the launch of Dongfeng Nissan Auto Finance Co., Ltd. (DNAF), based in Shanghai. This comes against the backdrop of a 25.2% rise in Nissan sales in China. DNAF will provide retail financing for Nissan and Infiniti customers across China, as well as inventory financing for dealers of both brands in Shanghai, Beijing and Shenzhen.

Russia takes top spot for Nissan Europe
Trappes, France (Jan. 8, 2008) – Nissan announces that Russia has become its top European market with 2007 sales showing a 60% rise on a year to over 120,000 units. A total of 250,000 Nissan vehicles have been sold in Russia since the launch of the sales company in January 2004. Construction of a new manufacturing plant in St. Petersburg is well underway, with opening scheduled for 2009.

Nissan set for major push into India
Chennai, India – Nissan and Renault announce their choice of Chennai in the southern state of Tamil Nadu as the location for what will be one of the largest automotive production sites in India, with an installed annual capacity of 400,000 units.

Chennai / Tokyo (Oct. 29, 2007) – Hinduja Group flagship Ashok Leyland and Nissan Motor Co., Ltd., today signed a binding Master Cooperation Agreement (MCA) for the formation of three joint ventures to back Light Commercial Vehicle (LCV) business. The agreement was signed in Chennai today by R. Seshasayee, Managing Director of Ashok Leyland and Carlos Ghosn, President and CEO of Nissan Motor Co., Ltd.

Paris / Tokyo (Sept. 6, 2007) – The Renault Nissan Alliance today announced the creation of a new business center in Chennai, India to be opened in early 2008. It will support a wide range of engineering and business services for Renault and Nissan facilities around the world. When completed, the business center will provide services including product and manufacturing engineering, purchasing, design, cost management and information systems development.

Nissan engines take pride of place
Detroit, Michigan (Dec. 12, 2007) – Nissan's VQ37VHR engine has been named to the 10 Best Engines list by Ward's Automotive Group, marking the 14th straight year a VQ series engine has earned that distinction. It is the only engine that has been incluc every year since the award began in 19

All-new Nissan GT-R
Tokyo (Oct. 25, 2007) – Nissan announ the all-new Nissan GT-R – the 21st Cent supercar. One of the world's fastest vehic holding a production-car lap record at famed Nürburgring in Germany, it is a one of the world's easiest and safest c for high-speed driving.

Nissan and NEC advance lithium-ion technology
Tokyo (April 13, 2007) – Nissan and N Corporation sign an agreement to set u joint-venture — Automotive Energy Sup Corporation (AESC) — focusing on lithiu ion battery technology for large-scale au motive application by 2009. Nissan a NEC Group are to invest ¥490 million the joint venture, which will be the lead producer of lithium-ion batteries for global automotive community, using p neering technologies developed by Nis and NEC Group.

Nissan and Chrysler sign OEM produ agreement
Tokyo/Auburn Hills, Michigan (Jan. 2008) – Chrysler LLC and Nissan Motor Ltd., announce an agreement for Nissar supply Chrysler with a new car for limi distribution in South America. Based on Nissan Versa sedan, the new car will be s plied to Chrysler on an Original Equipm Manufacture (OEM) basis in 2009. This the second product-exchange agreem between the two corporations, with Nis affiliate JATCO already supplying Chrys with transmissions since 2004.

Following its debut in Europe, the second generation X-TRAIL was introduced in Japan in August 2007.



COMMERCIAL RESULTS OF THE ALLIANCE

RENAULT AND NISSAN SOLD A TOTAL OF 6,160,046 VEHICLES IN 2007 (+4.2%) FOR A GLOBAL MARKET SHARE OF 9.1%* AND A NEW ANNUAL SALES RECORD FOR THE ALLIANCE.

WORLD SALES OF THE RENAULT-NISSAN ALLIANCE

Renault and Nissan sold respectively 2,484,472 and 3,675,574 units, Renault's worldwide sales increased by 2.1%, while Nissan's rose by 5.7%. The main growth zones for the Alliance were Russia (+49.9%), Latin and South America (+12.6%), China (+25.6%) and the Middle East and Africa (+16.2%).

RENAULT-NISSAN ALLIANCE WORLDWIDE SALES

(PASSENGER CARS AND LCV)



8,000,000
6,000,000
4,000,000
2,000,000
0
5,911,477
3,477,837
2,433,610
6,160,046
3,675,574
2,484,472
2006
2007
RENAULT GROUP
NISSAN GROUP

Renault returns to growth

Renault sold 2,134,484 vehicles under the Renault brand (+0.9%), 119,824 under Renault Samsung Motors brand (-1.5%), and 230,164 Dacia-branded vehicles (+17.2%).

The success of Logan, sold under the Renault and Dacia brands, was confirmed with sales rising more than 48% to 367,745 units. The Logan family grew in 2007 with the arrival of Logan MCV and Logan Van. The latest Logan-platform model, Sandero, was launched in Mercosur at the end of 2007.

Renault continued to grow internationally, increasing its non-Europe sales by 16.5% to 863,187, for nearly 35% of total sales.

Renault started its product offensive in 2007, launching Logan Van, New Twingo, New Laguna sedan and station wagon, QM5 and Sandero. Four new models will be launched in the first two months of 2008: the passenger car and LCV versions of New Kangoo, Clio Estate and Grand Modus. Phase 2 of the Modus will be released as well, together with five other models in 2008. The three brands (Renault, Dacia, RSM) will all contribute to the growth of the Renault group. Sales are forecast to rise over 10% in 2008, driven by increases in all regions.

New models drive Nissan's global growth

Nissan sold a record 3,675,574 vehicles under the Nissan and Infiniti brands, up 5.7% over the prior year. Significant new models introduced in 2007 included the Altima coupe, Livina series and the Rogue crossover. Global sales of Infiniti vehicles increased at 151,683 units, boosted by the G35 sedan and the launch of the G37 coupe.

Nissan recorded sales of over one million units for the third consecutive year with a 4.8% increase in its largest market, the United States. Sales in 2007 were led by the Nissan Versa subcompact, Altima mid-size passenger cars and Infiniti G35 luxury sedan.

In Japan, Nissan's overall sales fell 6% to 720,973. Despite a decline in the overall vehicle segment, Nissan saw improved volume and market share in the minicar segment, bolstered by new products like Pino.

In Europe, annual sales increased slightly. Strong demand in Russia – 59.6% increase vs. 2006 – and the continued success of Qashqai offset challenging conditions in the mature markets.

In other global markets, Nissan sales increased by 8% to 1,024,683 units. In China, sales in calendar year 2007 increased 25%, supported by the continued popularity of the Tiida model and new models such as the Livina. In addition, Infiniti and LCV business units continue to grow in markets such as Korea, GCC and China.

WORLDWIDE SALES BY GEOGRAPHICAL REGION IN 2007

(UNITS SOLD AND % OF TOTAL)



CENTRAL AND EASTERN EUROPE
616,145
ASIA-PACIFIC
817,777
MIDDLE EAST AND AFRICA
371,302
LATIN AND SOUTH AMERICA
568,068
WESTERN EUROPE
1,921,290
NORTH AMERICA
1,145,021
JAPAN
723,424

Delivering value for both partners

The Renault-Nissan Alliance advanced on all fronts in 2007, creating new opportunities for future growth. In product development and engineering, Nissan was able to enrich its line-up thanks to Renault's Logan platform. Renault is capitalizing on Nissan's acknowledged expertise in 4x4 vehicles. Nissan actively participated in the development of an all-new crossover vehicle for the Renault and Renault Samsung brands. Styled and defined by Renault, the new vehicle is built by Renault Samsung Motors in Korea.

The Alliance continues to grow with existing operations and significant new investments in emerging markets. Growth con[t] in China, through Nissan and Don[g] and in India with Renault and Mahi[n] Mahindra. In Russia Nissan is buil[d] plant in St Petersburg which will o[p] 2009 and Renault has continued ope[r] with Avtoframos and signed a Memor[a] of Understanding with AvtoVAZ whose [m] facturing capacities will allow for pro[d] of over 750,000 cars annually.

In Tangiers, Morocco, and Chennai, Ind[ia] Alliance is developing vehicle manufa[c] facilities whose capacity will eventually 400,000 vehicles a year in each regio[n] Both companies in the Alliance will cont[i] grow through innovative collaboration, aging the expertise of this uniquely suc[c] partnership for mutual value creation.

** Total PC+LCV market sales based on Renault es[t] 67,738,307.*



All-new Murano offers enhanced technology and a new premium driving feel.

ROGUE, ADDING A NEW DIMENSION TO THE CROSSOVER SPORT UTILITY SEGMENT.





3 EFFORTS REWARDED

IN 2007 ALL CORPORATE FUNCTIONS WORKED HARD TO ACHIEVE THE TARGETS ASSIGNED TO THEM: LAGUNA MET ITS QUALITY COMMITMENT, RENAULT ENGINEERING REORGANIZED TO BACK THE GROUP'S GROWING INTERNATIONAL PRESENCE, PURCHASING HELD FIRM IN A DIFFICULT MARKET, AND SALES SUCCESSFULLY USHERED NEW MODELS INTO DEALERS' SHOWROOMS.

QUALITY IS A CORE COMPONENT OF RENAULT COMMITMENT 2009 — AND A PRIORITY FOR ALL OUR BUSINESSES, IN ALL PARTS OF THE WORLD.

COMMITMENT 2009

Quality is the first of the three overriding objectives of Renault Commitment 2009 and is essential to achieving the other two, profitability and growth. It underpins the Renault brand image, and is critical to our capacity to penetrate new markets around the world, thereby raising sales volumes. The impact on profitability is equally important, given the implications of warranty and non-quality costs for cost reduction. For customers, this commitment to quality means an undertaking to meet their expectations in terms of perceived quality, reliability and durability. To achieve that, we take a structured approach defined in the Renault Excellence Plan, deployed since 2005 with the goal of making quality an enduring focus of group culture. The Plan is organized around six key areas at every level, from the first development stages through to sales, targeting new levels of performance in both operational and support functions. New Laguna, launched in 2007, is the emblem of the Plan's quality commitment.

NEW LAGUNA — THE STANDARD BEARER FOR THE QUALITY CHAIN

New Laguna lends concrete form to Renault's quality drive, leading the way for for all the vehicles produced under the Commitment 2009 program and beyond.



New Laguna fords a river during extreme heat trials in Argentina.

Quality control on New Laguna at the Sandouville factory in Normandy,



STRUCTURING SERVICE FOR QUALITY

Quality in sales and after-sales service is a strategic priority expressed in Renault's commitment to securing a place among the top three in the field. Customer satisfaction at each stage — booking of orders, delivery of vehicles and after-sales service — is clearly critical to loyalty, and this means that customers must be able to count on the same quality of service throughout the network. To achieve that goal, Renault has defined homogeneous, reproducible standards and procedures that all dealers, agents and subsidiaries undertake to abide by.



A warm welcome is part of what service quality means – a Renault dealership in Saint Avold, eastern France.

MORE INFORMATION A WWW.RENAULT.COM

NUMBER OF DEFECTIVE PARTS DELIVERED BY SUPPLIERS



100
75
50
25
0
-39%
2005
2007

NUMBER OF INCIDENTS REPORTED BY CUSTOMERS IN THE FIRST THREE MONTHS ON THE ROAD



100
75
50
25
0
-38%
2005
2007

NUMBER OF DEFECTS TO BE REPAIRED BEFORE VEHICLES LEAVE THE PLANT



100
75
50
25
0
-84%
2005
2007

NUMBER OF OFF-ROAD INCIDENTS IN THE FIRST YEAR ON THE ROAD



100
75
50
25
0
-35%
2005
2007

PROGRESS GAINS MOMENTUM



Yann Vincent, Senior VP Quality

HAS LAGUNA ACHIEVED ITS QUALITY TARGETS?

The new line has only been on the market for a few months now, so it is too early for definite assessments of customer perceptions. But we are very pleased with how well startup went. There are three main reasons. First, continuing the results achieved by its predecessor at the end of its production life, New Laguna immediately achieved the highest standards of quality at the factory gate. Second, the results of test-drives adding up to millions of miles without problems demonstrated New Laguna's reliability. Third and last, the number of warranty claims is lower than for Clio at the same stage, which is very encouraging. Clearly, Laguna is off to a good start.

As regards service quality, the feedbac we have had from initial markets ha been positive, showing that we hav crossed a new threshold in this area.

AND WHAT ABOUT THE NEX STAGE?

We are maintaining the momentum fo progress that began with Modus. Eac time a new product comes out, quali indicators improve. So Laguna ha benefited from the progress achieve with Modus, Clio III and Twingo. We mu pursue constant progress wherever w operate. We know that future growt will be generated outside Europe, whic means that we have to work even harde on our capacity to take the specifics o regional markets into account and offe solutions that genuinely satisfy custome expectations. And we have to enhanc the durability of our vehicles, sinc cost of use is an increasingly importa consideration for buyers.

ENGINEERING, RESEARCH AND DEVELOPMENT

IN 2007, ENVIRONMENTAL ISSUES WERE THE FOCUS OF GROWING PUBLIC DEBATE. THEY WERE ALSO A CENTRAL CONCERN FOR RENAULT ENGINEERS DESIGNING CARS TO MEET DEMANDING EMISSION LIMITS IN WHAT IS NOW A GLOBAL CONTEXT.

R&D EFFORTS BEAR FRUIT

In 2007, R&D spending was equivalent to 6.05% of consolidated sales — proof of its fundamental role in the Renault Commitment 2009 program, underpinning the development of our offering.

New vehicles call on the full range of engineering know-how: from the very first steps in the process, each new car is designed to combine global appeal with scope for adaptation to customer demands on local markets and full compliance with new environmental standards.

Engineering efficiency is directly measured in the capacity to meet deadlines and achieve programmed development milestones, as illustrated in 2007 by 10 major product launches. These successes testify to the resourcefulness and the dedicated efforts of our engineering teams in working towards Commitment 2009 goals.

Quality was another key priority and 2007 was a year of significant progress in this area, drawing on the contributions of engineering teams, factories and purchasing units working in close cooperation with suppliers. Judged by the rate of off-road breakdowns in the first three months on the road, two-thirds of the Renault range now rank among the world's top performers in their segments.



Navigation system on Clio Grand Tour Concept.

ENGINEERING GOES GLOBAL

As with Renault's other core business functions, engineering is now a global activity organized on a worldwide basis, with new centers set up close to end markets and customers.

Renault Engineering, the worldwide business function, thus draws on the expertise of the Corporate Engineering Department based in France, combined with that of development centers in major markets. These include Renault Technology Americas with units in Brazil, Argentina, Mexico, Chile and Colombia; Renault Technology Korea; Renault Technology Romania, which covers the center in Turkey as well as Romania; Renault Technology Spain; and Renault Technology India.

This new structure enables Renault Engineering to take advantage of local opportunities in terms of competencies, costs and procurement to develop quality vehicles attuned to the demands of local markets in highly competitive conditions.

R&D WITH AN EYE ON ENVIRONMENTAL PROGRESS

Renault's R&D factors in environmental impacts from the earliest stages in the design and development process.

As regards CO_2, efforts target key variables including mass, aerodynamics, combustion efficiency and electricity consumption. Performance in these four areas is a focus for emissions in general, along with post-treatment of exhaust with equipment such as particulate filters and nitrogen oxide traps. Recycling is another main priority for R&D, particularly as regards materials, in line with an approach that covers the full vehicle life cycle.

LAGUNA — SETTING THE EXAMPLE

New Laguna is a first in that it is actually lighter than the model it replaces despite its many additional functions. Weight has been cut by an average of 15 kg compared to Laguna II. The new equipment would normally have added nearly 100 kg, but this has been more than offset by optimization of each component and the use of new materials developed by research teams. Weight reduction was included in the initial brief for the New Laguna project, in keeping with Renault's commitment to limiting fuel sumption and emissions. Equipped v 110bhp K9K 1.5l dCi engine, New La emits only 130 grams of CO_2 per kilo and fuel consumption is among the l for any vehicle in the segment — one criteria allowing it to carry the Renaul label. Finally, New Laguna uses over recycled plastics, one of the highest pr tions for any vehicle on the market.

RENAULT'S STRATEGY FOR INNOVATION

Since the beginning of 2006, Renault's innovation strategy has been directed by the Research, Advanced Studies and Materials Department — dubbed DREAM from the French *Direction de la Recherche, des Etudes Avancées et des Matériaux*. This strategy has four priority themes:

- CO_2 and the environment,
- safety,
- life on board,
- dynamic performance.



Recycled materials*

1 Left lower wheel arch shield supports
2 Engine cover
3 Compartment
4 Closure water box (right and left)
5 Water deflector
6 Substrate insulation (under dashboard)
7 Soundproofing (under dashboard)
8 Plate insulator
9 Support moulding right injected
10 Interface radio
11 Fuse trim
12 Stowage mat
13 Airbag computer casing
14 Door inserts
15 Backshell (if coated)
16 Airbag cover plate
17 Sunvisor shell
18 Door spacer
19 Wheel houses
20 Front floor carpet

**Non exhaustive l*



10 >> MAJOR LAUNCHES IN 2007

IN 2007, THE RENAULT GROUP FILED 998 PATENTS

Strategy for safety took a new step forward in 2007 with the adoption of what we call our Real Safety policy. An international network has been set up to identify specific local needs as regards safety equipment, based on accident statistics.

Turning to life on board, even more emphasis was put on interactive systems for drivers and passengers.

And finally, as regards dynamic performance, work focused on the chassis. In this area, an outstanding example of innovation at work is the Active Drive four-wheel steering syste that will equip the Laguna GT Coupé, winn of the Innovation Trophy sponsored by leadi auto magazines.

Active Drive 4WS: on most cars, only t front wheels steer, whereas with four-whe steering the rear wheels can also be turn to the left or the right. This tightens the ca turning radius, making for easier parking a more effective obstacle avoidance.
The Active Drive 4WS also excels in diffic braking conditions. or when avoiding sudd obstacles.

RENAULT TECHNOLOGY ROMANIA

Renault Technology Romania (RTR) opened in Bucharest in June 2007. Dedicated to developing vehicles and powertrains for production in regional plants or markets in central and eastern Europe, Turkey, Russia, and North Africa, it will have around 3,000 employees by the end of 2009. Together with development centers in South America, Korea and India, it reflects Renault's international expansion.



A GLOBAL PRODUCTION AND SUPPLY CHAIN SYSTEM

RENAULT'S INDUSTRIAL SYSTEMS IN FRANCE AND EUROPE ARE REINFORCING THEIR COMPETITIVENESS AND ENHANCING FLEXIBILITY. IN OTHER REGIONS, INDUSTRIAL EXPANSION CONTINUES IN ORDER TO BRING MANUFACTURING CLOSER TO THE END MARKETS. MORE THAN EVER, LOGISTICS ARE A DECISIVE COMPONENT OF THE COST OF SALES.

FLEXIBLE, COMPETITIVE INDUSTRIAL CAPACITIES IN FRANCE AND EUROPE

Production increased by some 180,000 cars from 2006 to 2007, but there were significant differences from one region to the next. In France and Europe, production declined overall while increasing on international markets and for light commercial vehicles. Four new products made their debut during the year — Logan MCV, Logan Van, the Laguna sedan and New Twingo. Logan MCV proved a huge success, enabling Dacia to double its sales in the Europe business region, and the model now takes up half the capacity at the Pitesti plant in Romania.

In the past, new vehicle launches were milestone events at intervals of seven to eight years. Today, Renault Commitment 2009 calls for 26 new models, entailing over 50 starts on vehicle and powertrain production lines. Standardization of production processes and efficient working methods founded on the Renault Production System have enabled Renault to build robust positions on international markets and to take the growing number of new product launches in its stride.



Clio Estate production at the Bursa factory in

New Laguna on the assembly line of the Sandouville plant in Normandy, France.



A BUSY YEAR FOR LOGISTICS

The logistics organization set up in 2 helped to keep costs under control context of rapid international expans Cooperation with Nissan was step up, in particular as regards purcha of transport, which took 15% distribution costs. During the year, International Logistic Network's ex platform in Puna, India, went operation, making its first deliveries fascia for Romania — in Septem As a result of the rapid growth in Lo sales and production, the Pitesti si Romania is now the group's lea logistics hub ahead of Grand Cour in France, with over 13,000 contai shipped in 2007.



Dacia Logan assembly at the Somaca factory in Casablanca, Moro

EXPANDING PRODUCTION CAPACITY OUTSIDE EUROPE

International development has accelerated with Logan now made in India and Iran. In summer 2007, capacity was increased at the plants in Bursa, Turkey, and Pitesti, Romania, to 60 vehicles an hour. Other projects in the pipeline include doubling the production capacity of the Moscow plant to 30 units per hour and increasing that of the Casablanca site to 18 units per hour. Two further projects have been launched jointly with Nissan, one in Chennai, India and the other in Tangiers, Morocco.

SUPPLY CHAIN — LOGISTICS TAKE CENTER STAGE

Logistics played a key role Renault's growth outside the France and Europe regions in 2007, with spending under this heading totaling €1.3 billion. Since 2005, global sales have benefited from vigorous rises of 55% in the Americas region, 24% in the Euromed region and 26% in the Africa-Asia region.

In addition to production starts in India and Iran, highlights of the year included the materialization of the project in South Africa. New challenges for logistic teams came at the beginning of 2008 with the start of QM5 production in South Korea and the importation of vehicles from Asia to France and Europe. Continuing developments of this kind mean that efficient logistics are more critical than ever to international growth.

MORE INFORMATION AT WWW.RENAULT.COM



Parts warehouse at the Cleon factory west of P

LOGISTICS UNDERPIN INTERNATIONAL GROWTH



Michel Faivre-Duboz, Head of supply chain and logistics

WHAT ARE THE KEY CHALLENGES IN THE SUPPLY CHAIN TODAY?

Reliability and efficiency — making sure that customers get their cars on the promised date. To do that, we have to control every stage, from the moment the order is booked through to final delivery. Meeting our deadlines and keeping our promises are absolutely vital, not least because of the impact on competitiveness and brand image. Which means not only that we have to be efficient, but also that we must never promise anything we cannot deliver.

RAPIDLY EXPANDING INTERNATIONAL PRESENCE...

And logistics are keeping pace, which is not always an easy job. We have to be able to get products from the countries where they are made to the countries where they are sold, and do so cost-effectively — and then do it better and better to win new competitive edge. That is why we are working on our process in particular to reinforce cooperation between planning, purchasing, manufacturing, sales and other functions. The goal is clear: to ensure that we have robust, reliable processes to deliver services customers can count on around the world.

IMPLEMENTING ENVIRONMENTAL STANDARDS AT ALL PRODUCTION SITES

The ongoing efforts of Renault production sites around the world have opene the way for fresh progress in 2008, wit all now implementing ISO 14001. Th most recent certification was awarde to the Casablanca plant in Decembe 2007. Certification acknowledges th continuous improvement in enviror mental standards and other aspects c sustainable development.

IN 2007, RENAULT PURCHASING TEAMS CONTINUED TO CUT COSTS AGAINST A BACKDROP OF RISING RAW MATERIAL PRICES.

FRESH DECLINES IN PURCHASING COSTS

Despite persistently high raw-material prices, Renault's Purchasing Department successfully continued the drive to cut costs and stay on course for Commitment 2009. Including the impact of higher raw-material prices, purchasing savings in the year came to a €390 million. To build relationships with suppliers that ensure the highest levels of performance over time, Renault applies a policy founded on the principle of trust, transparency and respect that are at the heart of the Renault-Nissan Purchasing Way. In concrete terms, that means setting clearly defined, realistic objectives and offering visibility regarding opportunities for additional business. Just as importantly, relationships are a matter of close, ongoing dialog, which in some cases can extend to short-term support to enable suppliers to meet targets. In 2007, Renault assigned a team of 40 specialists to help suppliers enhance the competitiveness and efficiency of their own supply chains.

QUALITY OF PURCHASED PARTS AND SERVICES

Renault suppliers have to comply with the demanding requirements that result from the purchasing quality plan initiated at the beginning of the decade. This provides for management by objectives, alert and escalation procedures, assistance procedures and business holds in the event of repeated failures.

Renault has 120 quality experts, half of them outside France, dedicated to supplier quality through the application of effective tools and stringent processes at every level, from engineering to volume manufacturing and after-sales parts. The results speak for themselves with the number of defective parts delivered by suppliers divided by three from the end of 2004 to the end of 2007. For the launch of New Laguna, supplier quality was monitored even more closely. Not only must suppliers be able to deliver parts to specifications, they must also demonstrate that they can control processes over time.

BACKING INTERNATIONAL GROWTH

The Purchasing Department has continued expanding its international reach to supply Renault production sites in a growing number of countries, as well as to optimize purchasing of services and equipment. International sourcing thus already accounts for over 40% of all purchases. The Logan program has offered exceptional opportunities for suppliers to develop highly competitive production bases close to assembly plants in India, Iran and, more recently, in Brazil with Logan-Sandero.


RENAULT SUPPLIER QUALITY AWARDS

Yann Vincent, Odile Desforges and Carlos Ghosn with the seven winners of the 2007 Supplier Quality awa

DEVELOPING SINGLE PURCHASING ORGANIZATIONS ABROAD

The purchasing operations of Renault and Nissan are complementary, reflecti complementary geographical distribution of their production facilities. In each c we have a single purchasing organization that meets the needs of both groups. T some examples, in India, Renault — already present in Mumbai — will play the le in purchasing for the joint industrial project in Chennai, while Nissan's local purc organizations take the lead in Mexico and for Renault's new project in South Afric



Renault Sandero assembly line at the Curitiba factory in Brazil.



The search for recyclable materials is an integral part of Renault's quality approach. Recycled plastics are delivered in pellet form, as shown here.

SUPPLIERS AS PARTNERS IN SUSTAINABLE DEVELOPMENT

Renault is committed to sustainable development. In purchasing, this means that no long-term relationship with suppliers is possible without respect for the environment and fundamental rights at work.

Renault thus places special emphasis on the need for suppliers to reduce the use of hazardous substances, favor recycling, and contribute to the reduction of vehicle weight. Similarly, in the field of employees' rights, suppliers must comply with Renault's Declaration of Fundamental Social Rights, undertaking in particular to reject all forms of child labor and forced labor, and to implement health, hygiene and safety policies consistent with those of the Renault Group. By the end of March 2007, 98% of suppliers had given formal undertakings to comply with these principles. Suppliers must also ensure that the same principles apply at each stage in their own supply chains.

Sustainability criteria are now integrated into processes for the selection and approval of suppliers as well as performance reviews. Suppliers are also required to conduct self-assessment reviews in this area.

TARGETS ACHIEVED



Odile Desforges,
Senior Executive Vice President, Purchasing, Chairman and Managing Director RNPO.

HOW HAVE PURCHASING TEAMS DEALT WITH COST PRESSURES, PARTICULARLY RISING RAW MATERIAL PRICES?

Accelerated deployment of a strategy based on sourcing in leading competitive countries, reduction of operating costs and pooling of orders with Nissan enabled us to meet 2007 targets for cost reduction despite these pressures. The gains we achieved not only more than offset rises in prices for steel and other materials for Renault itself, but also offset a large part of the impact on our suppliers. Nor is parts purchasing the only area concerned. We have also continued cooperation with customers to reduce the cost of services, in particular by favoring larger suppliers and longer-term contracts.

HOW DOES PURCHASING SUPPORT INTERNATIONAL EXPANSION?

We are placing special emphasis on local sourcing for components, production equipment and services. To take the example of body components, the local content averages 80% at sites outside Europe. Some 80% of local suppliers are subsidiaries of international groups or have agreements for technical cooperation with these groups, while the remainder operate at a purely local level. Purchasing teams at headquarters cooperate closely with local organizations — 40% of the 1,900 staff members in the Purchasing Department work directly in the field to obtain the best possible purchasing terms. In 2007, 27% of the parts used in Western European plants came from leading competitive countries.

MORE INFORMATION
WWW.RENAULT.COM

RENAULT NISSAN PURCHASING ORGANIZATION

RNPO, the first joint company to resu
from the Renault-Nissan Alliance, was s
up in 2001 to strengthen the bargainin
positions of the two partners by poolin
orders, thus reducing purchasing cos
for both. It also extends the range
suppliers available to each and help
to accelerate sharing of best practice
Renault and Nissan have kept the
own purchasing departments, whic
define priorities for their own project
together with targets for quality, cos
and delivery deadlines. On this basi
RNPO adopts a sourcing strateg
selects suppliers and takes decisions
prices and compliance. Operating fro
bases in Tokyo, Paris and Farmingto
Hills, Michigan, the organization furth
extended its reach in 2007 and no
meets 85% of the Alliance's purchasin
needs.

SALES

THE ARRIVAL OF 26 NEW MODELS IN DEALERS' SHOWROOMS IS A CHALLENGE THAT RENAULT'S SALES ORGANIZATION IS MEETING WITH ROBUST PROCESSES AND OPERATIONAL TOOLS. THE PRIORITY IS CLEAR – FLAWLESS CUSTOMER SERVICE AT EVERY STEP FROM ORDER TO DELIVERY AND THROUGHOUT THE LIFE OF THE VEHICLE.

NEW PRODUCTS HIT THE NETWORK

The first vehicles produced under Renault Commitment 2009 reached dealers' showrooms in the second half of 2007, with New Twingo on sale from June and New Laguna, the program's standard bearer, from October. December saw the launch of Sandero and Koleos in, respectively, Brazil and Korea (sold as QM5 under the Renault Samsung Motors brand); both will be rolled out in Europe in mid-2008. The early months of 2008 will see the arrival of Kangoo, Grand Modus, Modus phase 2, Clio Grand Tour and Laguna Grand Tour. With Commitment 2009, the number of new launches has doubled, and Renault's sales organization has readied for the challenge with added resources and reinforced processes to ensure that each new model realizes its full potential. In this, fundamental priorities are effective procedures, efficiency and performance. At each stage in the sales process, quality is backed by demanding methods and procedures, new tools and optimal logistics to ensure the availability of parts and accessories.


11,00

REINFORCING INTERNATIONAL PRESENCE

The contribution of business outside the France and Europe regions is on the rise, and Renault is implementing effective tools and processes to ensure its success on high-growth markets.
Structured for efficiency and performance, the sales organization is divided into five business regions – France, Europe, Euromed, Asia-Africa and the Americas. Moves into new countries may be limited to sales or combine sales and industrial presence – as in the case of Iran and, more recently, India. In its drive to pursue growth, Renault and its Alliance partner Nissan have set up production in Iran and India, increased production capacity in Russia, and announced two new major projects in Morocco and India.

UNIFORM MANAGEMENT STANDARDS FOR SUBSIDIARIES

Management standards are applied in sales just as they are in manufacturing, down to the smallest detail, and in particular by the subsidiaries. The Dutch subsidiary, for example, puts Renault Commitment 2009 into practice in order to achieve the best quality levels, rank among the top 3 in terms of volumes and become the most cost-effective subsidiary in Europe in terms of distribution costs. To do so, it has defined an eight-point strategy for progress that is monitored on a regular basis.
More generally, the leaders of the Market Area Europe have set up a new organization to ensure that subsidiaries concentrate on deploying the sales and marketing strategy consistently throughout the region. The purpose is to standardize and simplify their operations and define their role and responsibilities vs. the central functions. Subsidiaries now apply common principles with regard to the organization, staffing and scheduling necessary to boost the efficiency of Renault's sales and marketing in a given country. This same approach is being applied in Renault's other business regions as well.



Talking with a Renault Business Center customer in Belgium.

>> ELECTROMECHANICS TRAINED IN 2006 AND 2007

AN UNCEASING SEARCH FOR IMPROVEMENT IN THE NETWORKS

Since the launch of its business plan in February 2006, Renault has deployed a worldwide drive to improve the quality of customer service called Renault Excellence Plan 4. The first phase, launched in February 2006, drew up 20 items essential to customer satisfaction to be systematically implemented by the network. Sales teams were trained in these essentials on an unprecedented level and financial incentives given to encourage quality service. Over one million customers worldwide were surveyed to assess their satisfaction with the delivery of their vehicle or after-sales services. Mystery customer surveys were reinforced to test how the 20 essentials were actually implemented in the dealerships. In France, 2,500 such surveys were carried out in 2007. The European findings showed that the number of customers spontaneously declaring themselves "fully satisfied" rose 5 points to 77% in July 2007.

The second phase of the Renault Excelle
Plan aims to standardize the processes
methods of the sales network even furthe
guarantee that customers around the w
are satisfied with Renault's sales and af
sales services. Simple measures mak
possible to monitor in day-to-day operati
how these standards are applied.

PUTTING THE RENAULT PRODUCTION SYSTEM TO WORK IN SALES

Renault Excellence Plan for services recognizes the importance of test drives for a customer. These are now better organized with a fleet manager appointed in each dealership to allow customers to try out new cars in the best possible conditions.

The quality of deliveries has also been improved by standardizing the preparation and hand-over process to customers. From the moment they arrive in a dealership to the delivery to the customer, vehicles follow a set procedure marked by numerous controls and documents to ensure that no item is forgotten and that the vehicle is handed over in spotless condition.

And to facilitate maintenance, the ergonomics of factory assembly lines have been applied to optimize the workstations of repair mechanics in order to improve both the quality of customer service and productivity.

SALES

NEW LEVERS FOR CUSTOMER SATISFACTION

Renault has also developed a range of effective new tools to offer customers irreproachable reception and repair services. Workshops can now use a special software package to optimize reception and customer scheduling. New jobs can be entered into the system and scheduled as soon as the initial appointment is made.

Service advisers also have a new software tool for diagnosis enabling them to identify the origin of problems in less than a minute. They start by asking customers a few simple questions about the incident. The information is recorded and sent on to the workshop, ensuring there is no discrepancy between the customer's explanations and the advisor's interpretation. Each symptom corresponds to a code in the software.

In the workshop, technicians making the repairs follow the step-by-step instructions given by the software, called Clip. The new application is far more intuitive and can access all the information relating to a given symptom to identify the exact cause and the measures that need to be taken.

The aim is to have full diagnosis in less than an hour in 80% of cases and in less than two hours in 95% of cases. A tiny camera enables technicians to visualize defective parts that are difficult to reach. And if the problem proves too complicated to solve on their own, they can use a direct video link to Renault Assistance, where the technical support team is able to see the parts concerned and discuss solutions, all using the same tool.

Once the diagnosis is complete, the technician can get to work with the support of Dialogys, a new software package that provides full access to repair procedures, estimated work time and required parts.

TRAINING – THE KEY TO FLAWLESS SERVICE

From 2006 to 2007, nearly 23,000 staff members from Renault's sales organization, almost half of them customer advisers, attended training sessions devoted to the attitudes and behavior that express the Renault spirit. The program was developed by the Renault Academy, which is charged with training for the Renault network. Backing up the New Laguna launch, a program combining technical and sales components has enabled all technical service providers to update their expertise. And to allow these coordinators to focus on more complex and unusual breakdowns, Renault created a new job function: electromechanics. In 2006 and 2007, 11,000 electromechanics were trained, opening Clip software up to 3.5 times more users. A new course for service advisers was also introduced to promote in-depth knowledge of the product and new tools deployed for product reception.

RENAULT BANNERS FOR QUALITY IN QUICK REPAIRS

Quick-repair networks Renault Minute and Renault Minute Carrosseries make an essential contribution to customer satisfaction, bringing services close to home and doing away with the need for garage appointments. Renault Minute, which provides standard servicing and maintenance, has now been in operation for over 22 years and is present in 22 countries, counting 1,063 outlets at the end of 2007. Launched in 2001, the Renault Carrosseries network for quick body repairs is well attuned to a market where minor accidents in city areas are increasingly the rule. These already account for 70% of mishaps. The number of outlets is rising rapidly and at the end of 2007, there were nearly 760 Renault Minute Carrosserie sites in 19 countries.


Entretien
Mécanique

Dedicated software, here in use at a Renault dealership in Saint Nazaire, western France, speeds up processing and optimizes scheduling for repair customers.



Spare parts storage at a Renault Business Center in Belgium.



Welcoming a customer at the Lyon East dealership - Renault's PER4 service quality program makes customer satisfaction the top priority.



ienvenue

LOGISTICS — SPARE PARTS ON CALL WORLDWIDE

Effective logistics to ensure ready availability of spare parts are essential to the development of Renault sales in all parts of the world, offering customers a guarantee of quality service in good time and at competitive prices. Within the Renault network, 97% of spare parts are available immediately, one of the best performances in the industry worldwide. This reflects the efficiency of distribution circuits, branching out from 30 centers around the world. They deal with over 170,000 catalog items and ship a total of 250,000 orders a day. Genuine Renault parts make an essential contribution to customer satisfaction repairs and maintenance. Regardless repair and model, they are available for years after sales end—and in some cas even more.



The International Logistic Network hub at Grand Couronne in Normandy plays a key role in international flows.

QUALITY & SERVICE BRING REWARDS



Patrick Blain,
Vice President, Sales and Marketing and LCV.

HOW IS RENAULT'S SALES NETWORK PREPARING TO MAKE THE MOST OF THE 26 NEW MODELS?

All of our teams have geared up to meet the challenge. We have overhauled our methods in all areas, from corporate functions to dealerships.

Streamlining our processes was one priority, but we have also paid special attention to vehicles for display and test-drives at dealerships, training for our sales force, and customer relationship management.

Changes deployed enabled us to accompany the launch of six new products in very good conditions in 2007, and will underpin our response to the faster pace of new roll-outs in 2008.

WHAT DO YOU SEE AS THE MAIN STRENGTHS OF THE NETWORK?

Our Renault Excellence Plan 4 has now been deployed worldwide, and gives our network the capacity to guarantee consistently high quality service at each stage in our customer relationships, from initial sale through to after-sales and maintenance.

Quality of service starts with making the customer the main focus for each and every employee. It requires greater standardization of methods and tools for all of our network's activities. It is both an essential means of improving customer satisfaction and a source of profitability for our partners.

This investment in the Quality & Servic approach is paying off, with Renault gainin ground in all countries and already ranke among the top three carmakers in Franc and Spain.

HOW WOULD YOU SUM UP PROSPECT FOR THE YEAR AHEAD?

The nine new models anticipated this yea offer an exceptional opportunity to exten our cover of the world market. They w lend fresh momentum to our tradition markets — France and Europe — whi developing our network in new marke altogether opening prospects in hig potential regions such as Euromed, th Americas and Asia-Africa.

SALES FINANCING

IN 2007, RCI BANQUE CONTINUED TO EXTEND ITS INTERNATIONAL REACH, REINFORCING EXISTING BASES ON LOCAL MARKETS AND MOVING INTO NEW COUNTRIES TO BACK THE INTERNATIONALIZATION OF THE RENAULT GROUP.

REINFORCEMENT OF LOCAL BASES

Present in the UK through an equally-owned joint venture for Renault sales financing since 1977, RCI Banque also provided financing for Nissan through a wholly-owned subsidiary. In July 2007, it took full control of Renault financing and merged the two entities to form RCI Financial Services, thereby optimizing the Alliance's financial operations in the UK and significantly strengthening the group's presence on the local market.

During the year, RCI Banque also stepped up operations in the Euromed business region to keep pace with the Group's expansion in sales and production. Present in Morocco under a commercial agreement since 2006, in October 2007 it was granted official approval for the pursuit of its development through a wholly-owned financial subsidiary. RCI Banque is among the leaders for auto financing in Morocco.

RCI Banque also continued to deploy its services in Central Europe, setting up two new units in Slovakia and Slovenia, both dedicated to network finance.



DIAC Customer Service Center in Lyon, France.

NEW REACH

With effect from January 1, 2008, Renault has returned to direct distribution of vehicles, spare parts and services in Sweden, Norway, Finland and Demark. RCI Banque has backed this up with the direct provision of financing in the four Nordic countries from the same date through a newly created branch in Sweden and a network of partnerships for customer financing move into Scandinavia is part of a ge policy of international growth also illus by a commercial agreement in Ukra allow local customer financing to sta in 2008.

RESULTS ON TARGET

While financial and commercial conditions were more testing in 2007, RCI Banque made a full contribution to the implementation of Renault Commitment 2009, achievi operating margin in line with its obj thanks to the development of its servic

Briefing at RCI Banque headquarters.





PROPORTION OF NEW VEHICLES FINANCED
(RENAULT, NISSAN, DACIA, RENAULT SAMSUNG MOTORS)


35
30
25
20
15
10
5
0
32.1%
32%
33.6%
31.4%
26.6%
26.2%
RCI BANQUE GROUP
FRANCE
EUROPE
EUROMED
ASIA-AFRICA
AMERICAS

NUMBER OF VEHICLES FINANCED IN 2007 (NEW AND USED VEHICLES)


AMERICAS
46,396
ASIA-AFRICA
31,916
EUROMED
43,438
FRANCE
279,438
EUROPE
497,146
RCI BANQUE TOTAL
898,334

NEW CONTRACTS (€ MILLION)


AMERICAS
365
ASIA-AFRICA
387
EUROMED
138
FRANCE
3,283
EUROPE
5,264
TOTAL RCI BANQUE
9,438



RCI BANQUE LAUNCHES CARTE BLEUE VISA CARD IN FRANCE

RCI Banque launched its own Visa Renault card in France at the end of 2007, and with it a new service for Renault customers. The card is offered to all customers of the Renault network and is also available on a dedicated internet site. It can be used for payments, cash withdrawals and as a credit card, and carries special benefits at Renault and its partners. Under a loyalty program, users get points for each payment made; these can be cashed in at Renault and partner businesses, or exchanged for Air France tickets. Valid worldwide through the Visa network, the card lets holders pay up front with free deferred debit, or draw on an associated credit line to pay in ten separate installments or in sma monthly payments. A host of advantage that underscore the commitment c RCI Banque, Renault and its network t serving customers better.


RCI Banque
BLEUE
VISA



FORMULA 1

RENAULT TOOK THIRD PLACE ON THE PODIUM FOR THE 2007 FIA* FORMULA 1 CONSTRUCTORS' WORLD CHAMPIONSHIP.

A MORE DIFFICULT YEAR

Following two victorious seasons, Renault had a more difficult year, but was nonetheless in the top three. When FIA, the governing body for Formula 1 racing, announced in 2006 that only one tire supplier, Bridgestone, would be allowed from 2007 on, Renault knew that it would be facing a challenge after the years of successful partnership with its former supplier.

"We are paying the price for our 2006 season," commented Flavio Briatore, Managing Director of Renault Formula 1 Team, at the time. "Fighting it out to the very last race to win the 2006 titles hampered our preparations for 2007."

Not that there was any letup in the efforts of the teams in Viry-Châtillon in France and Enstone in the UK — charged, respectively, with design and development of engines and chassis — who put all their know-how to work to correct teething problems with the Renault R27. These took driver Heikki Kovalainen to his first and only podium placing for the season at the Japanese Grand Prix.

The lags accumulated at the beginning of the season put the championship out of reach, and the decision was thus taken to focus development efforts on 2008. As Flavio Briatore puts it, "The 2007 season was disappointing, but it also taught us a lot. We were a bit late in getting our program for 2007 into gear and we had a difficult time adapting to Bridgestone tires. That was unsettling and we weren't able to catch up over the season. But I don't see why we can't take a serious option on the 2008 Championship. We now know how to build a chassis around Bridgestone tires and our teams haven't changed since we took the titles in previous years. They know how to design a fast car. I have a good feeling about the prospects."

This determination to move back up to the top of the field as quickly as possible took concrete form with the selection at year-end 2007 of a team of top-flight drivers for the season ahead. In 2008, Fernando Alonso, twice world champion, will wear the Renault colors again alongside Nelson Piquet, Jr. The pair will be joined by young French driver Romain Grosjean, a member of the Renault Driver Development and Euroseries 2007 Formula 3 Champion programs, as test driver.

The importance of this planned return to the front of the field in 2008 goes beyond sporting results, since it will also provide support for achieving the goals de in the Renault Commitment 2009. T emphasize quality targets, aiming to Laguna among the top three for quality segment, which are very much akin t Renault F1 Team's goal of a podium pl in each Grand Prix.

Renault's participation in Formula 1 r also eases access to new markets, sinc image and recognition won on the c are a major source of momentum for l development on the four continents w the races are held. It can thus mak essential contribution to meeting sale gets through to 2009.

*Fédération Internationale de l'Automobile.



G.Fisichella at the wheel of a Renault in the Belgian Grand Prix.



Renault F1 Team at the Malaysian Grand Prix.

RENAULT SPORT TECHNOLOGIES

THE 2007 "WORLD SERIES BY RENAULT" SEASON THAT ENDED ON THE BARCELONA TRACK ON OCTOBER 27 CONTINUED THE SUCCESSES OF THE TWO PREVIOUS YEARS. MEETINGS ATTRACT GROWING NUMBERS WITH AN EXCITING COMBINATION OF RACING AND A VARIETY OF ACCOMPANYING EVENTS.

A PROFITABLE BUSINESS UNIT

The 2007 World Series by Renault season proved an immense success, bringing total attendance since the event began in 2005 up to nearly 1.8 million. The season started in April with a meeting in Zolder, Belgium, followed by others in Hungary, the UK, France and Portugal, then the closing races in Barcelona on October 27. In addition to the international Championships themselves, World Series meetings are the occasion for demonstrations by the ING Renault Formula 1 team and displays from the Renault Heritage Foundation, as well as concerts.

Races are organized around three international championships — Formula Renault 3.5, Formula Renault 2.0 Eurocup, and the Megane Eurocup Trophy. In the Formula Renault 3.5 championship, some 30 aspiring Formula 1 drivers compete at the wheels of identical 425 bhp racing cars, while Renault 2.0 Eurocup cars have given stars like Lewis Hamilton, Kimi Raikkonen and Felipe Massa the opportunity to reveal their potential. The 20 drivers in the Eurocup Megane Trophy events come from a background in go-karting and have set their sights on Formula 1.

WORLD SERIES FORMULA RENAULT 3.5

Drivers participating in Formula Renault 3.5 events aim to follow in the footsteps of Robert Kubica, who competed in the 2005 season before going on to win a place in Formula 1. A new version of the Formula Renault 3.5 rolled out at the end of September 2007 will be on the tracks for the 2008 season. Featuring a chassis modeled after the Renault F1 R27, it is powered by a 500bhp V6 flexifuel engine.


30

The new Formula Renault 3.5 on the Marigny Cours track in France.

Air extractor in the Clio Renault Sport World Series By Renault.


world series

CLIO RS WORLD SERIES LIMITED EDITION

Unveiled at the World Series by Renau event at the Magny Cours track in Franc on September 22 and 23, 2007, Clio R World Series Limited Edition features Cup chassis as standard equipmer and is powered by a 2.0 16V atmo spheric engine.
The engine combines responsivenes (215 Nm at 5,500 rpm) with powe (200bhp at 7,250 rpm) and is equippe with a 6-speed manual transmissio developed through the Renault-Nissa Alliance. The distance from the fifth the sixth gear has been lengthened improve acoustic performance, particu larly for motorway driving.

141 SPECIALIZED RENAULT SPORT OUTLETS

Renault Sport dealers share a passion that is reflected in their constant readiness to provide customers with professional advice, offering sports car enthusiasts the quality solutions they look for in products and services. This is the foundation for close, ongoing relationships between customers and their dealers, from the delivery of Renault sports cars to customized after-sales service. In 2007, 86 new dealerships opened in Europe.

OTHER INVESTMENTS AND PARTNERSHIPS

A MAJOR SHAREHOLDER OF NISSAN AND AB VOLVO, IN 2007 RENAULT STEPPED UP ITS STRATEGY OF PARTNERSHIPS TO QUICKEN THE PACE OF INTERNATIONAL EXPANSION.

AB VOLVO

Renault's truck-making businesses, Renault VI and Mack, were merged with Volvo's in January 2001 to form AB Volvo. Renault now has a 21.80% equity interest in the company and holds 21.30% of voting rights, which makes it the leading shareholder of Europe's largest manufacturer of heavy trucks, ranked second worldwide.

Within this framework, the Volvo, Renault Trucks and Mack brands continued to develop of their individual identities while at the same time complementing each other in terms of products and geographical scope. Products on offer through a sales network spanning 130 countries in Europe (including Russia), Asia, North and South America cover the full range from the lightest to the heaviest trucks on the road. AB Volvo's positions in Asia were recently reinforced with the acquisition of Japanese truck-maker Nissan Diesel.

In 2007, a total of over 236,000 trucks were sold worldwide, compared with 219,931 in 2006. Nissan Diesel sales have been consolidated from April, 2007.

International expansion continues, as illustrated in April 2007 by Volvo's decision to invest in a new truck-assembly facility in Russia to meet fast-growing demand in CIS countries. In July, subsidiary Renault Trucks followed this up with the signature of an agreement with Turkey's Karsan for the production of trucks to be sold in Turkey and neighboring countries.

NISSAN

(see page 40)

EXTENDING LOCAL PRESENCE AND PARTNERSHIPS

Iran

Renault's industrial operations in Iran are headed up by Renault Pars, a joint venture set up in May 2004, in which Renault has a 51% interest. The remaining 49% is owned by AIDCo (26% Iran Khodro, 26% Saipa and 48% IDRO). Production started up in 2007, first in March at the Pars Khodro plant and then in May at Iran Khodro. A total of 15,000 Tondars, the Iranian name for Logan, were made during the year. Renault also has a project to assemble Megane models with Pars Khodro.

India

In 2007, Renault's entry into the Indian market took concrete shape with the commercial launch of Logan in partnership with Mahindra & Mahindra. After six months on the market, Logan had already taken its place among the top three for its segment with 15% market penetration. It also topped the list for initial quality in JD Power ratings.

Another important step forward in this strategic market came with plans to build a second production site together with Nissan. A memorandum of understanding signed with the Government of Tamil Nadu in February 2007 provides for the construction of India's largest automobile manufacturing site near the state capital Chennai. This will also be the first factory jointly planned and designed within the framework of the Alliance.

During the year, Renault and Nissan set up Renault Nissan Technology and Business Centre India (RNTBCI), a joint venture based in the Mahindra World City technology park on the outskirts of Chennai. From 2008 on, it will be the base for the partners' engineering and IT operations.

Renault and Nissan also began discussions with a new partner, Bajaj, to launch an ultra-low-cost vehicle. Bajaj is India's number-two motorcycle manufacturer and the leader for motorized tricycles.

Russia

Renault owns 94% of Avtoframos in ass tion with the City of Moscow. Considerir success of Logan in Russia, where 67 units were sold in 2007, the two par signed a new agreement in May 20 provide for an increase in Logan produ capacity to over 160,000 a year from 2009. Renault is to invest $150 milli new facilities, while the City of Mosco contribute land and buildings.

At a meeting in Togliatti on Decemb Renault and AvtoVAZ signed a mem dum of understanding that will provic basis for AvtoVAZ to renew and exter range, bolstering the Lada brand and solidating its number-one place in R while preserving its identity. The exch of technology and know-how play an ir tant part in this. Russian Technologie main shareholder of AvtoVAZ, will reta interest, ensuring the continued supp the Russian government.

AB VOLVO'S FINANCIAL RESULTS (IN € OR SEK MILLION)

	2007			2006	
	SEK	EUR*	CHANGE 2007/2006	SEK	EUR*
NET REVENUES	285,405	30,855	+ 10.00%	**258,835[1]**	26
OPERATING INCOME	22,231	2,403	+ 9%	**20,399**	2
NET INCOME	15,029	1,624	- 8%	**16,318**	1
DIVIDEND PER SHARE IN SEK	25	FOR FISCAL 2006	198.50%	**16.75**	FOR FISCAL 2005
DIVIDEND EXTRAORDINAIRE IN SEK	25				
YEAR-END 31/12 IN SEK					
VOLVO A SHARE	108		+ 15.50%	**93.52**	
VOLVO B SHARE	108.5		+ 19.70%	**90.67**	

** 1 EUR = 9,25 SEK [1] RESTATED*

South Africa
An agreement was sighed with Nissan in May 2006 for the assembly of Logan Pickup and Sandero ranges from the end of 2008. Sandero will be assembled by Nissan and distributed by Renault South Africa, while Logan Pickup will be assembled and sold directly by Nissan under its own brand. Nissan will buy completely knocked down parts from Renault and finance all product-specific investments.

Singapore
A sales subsidiary set up in June 2007 imports Renault vehicles and spare parts for sale to local dealership Wearnes.

Morocco
In September 2007, Renault signed an agreement with the Kingdom of Morocco for the construction of an industrial site near Tangiers with access to TangerMed port facilities. Operations will benefit from the outstanding infrastructure now serving northern Morocco. The site will in time have the capacity to turn out 400,000 vehicles a year, making it one of the largest centers for automobile manufacturing in the Mediterranean area. Initial capacity will be 200,000 vehicles a year for an investment estimated at €600 million including the first tranche of €350 million. Additional product-specific investments of between €200 million and €400 million will be required, with the actual amount depending on the variety of vehicles produced.



Renault Logan in Russia.



HRH Mohammed VI and Carlos Ghosn at the official signing of the memorandum of understanding for the construction of an industrial site near Tangiers, Morocco.

EXPANDING THE NETWORK

Ireland
At the end of October 2007, Rena acquired Glencullen Distributors Ltd., wh had been its local importer of vehicles a parts for 21 years. The move will facilit deployment of the Renault Commitm 2009 program on this promising mark where 230,000 vehicles were sold in 20 for a market share of 3.7%. Following acquisition, on November 1, 2007 Rena set up a subsidiary under the name Rena Ireland for the distribution of all Renault pa senger cars and light commercial vehic in the country.

Scandinavia
Since January 1, 2008 Renault has tak over distribution in Sweden, Norway, Finla and Denmark, through subsidiary Rena Nordic, set up with an investment of € million. Previously — since 1982 — sa on these markets had been handled by Vo Car under an agreement that expired December 31, 2007. The target is to ra the number of passenger cars and li commercial vehicles sold from 35,000 2006 to 45,000 by 2009.



Logan Renault on the road in India.



4 SUSTAINABLE DEVELOPMENT DRIVES CORPORATE STRATEGY

[illegible]

HUMAN RESOURCES

RENAULT'S HUMAN RESOURCE POLICIES CENTER ON THE DEDICATION AND COMPETENCE OF OUR PEOPLE. THESE ARE ESSENTIAL UNDERPINNINGS FOR THE SUCCESS NOT ONLY OF RENAULT COMMITMENT 2009, BUT OF ALL THE PROJECTS TO FOLLOW. WHICH MAKES THEM CRITICAL TO OUR ABILITY TO MAINTAIN HIGH LEVELS OF PERFORMANCE OVER TIME.

MANAGEMENT QUALITY AND STAFF MOTIVATION

The quality of management is fundamental to the success of Renault Commitment 2009. In 2006, we addressed this very theme with a Group-wide staff survey to measure perceived management quality and staff motivation. Conducted with the assistance of an international consultancy, the initiative identified areas for improvement for action plans within each department, subsidiary and national organization. These plans are the components of a collective endeavor, calling on all staff members to join forces to enhance standards of management and levels of motivation Group-wide.
Over 100,000 employees took part in the survey, setting the response rate at a high 87%. The results, presented to all staff in December 2006, showed high levels of personal commitment and attachment to the business. They were followed up with over one thousand plans for improvement, implemented at both corporate and local levels.

A fresh survey was conducted at the end of 2007 to identify changes from the previous year, define new directions for progress, correct action under way and adopt new action plans where appropriate to enhance management quality and reinforce staff motivation for the year ahead. The findings are integrated into Group management processes as instruments for ongoing progress.

Clearly, training plays an essential role in the drive to enhance management quality, and programs in this area have been optimized to factor in the findings of the Commitment survey. Management development programs are organized at corporate and regional levels and by business function.

In 2007, the master plan for these programs was updated to clarify objectives:
- At the corporate level: encouraging cross-functionality and the development of a common culture;
- By main business function: fostering management by performance;
- At the local/regional level: reinforcing common management practices for local entities.

Together these initiatives came into their own in engineering units in the Paris region, where developments led us to deploy a special program. This included appointment of a manager with global responsibility for all entities, a drive to improve workplace relationships, and a heightened focus on training in personal efficiency and stress management.



Going on shift at the

HR AS A VECTOR FOR MANAGING EXCELLENCE



Gérard Leclerc,
Senior Vice President,
Group Human
Resources

YOU TOOK UP YOUR PRESENT POSITION IN 2007. HOW WOULD YOU EXPLAIN YOUR VISION OF HUMAN RESOURCES?

Human resource management is strategically vital, since it is all about the development of the men and women who are the mainsprings for Renault's success. Our job is to act as a vector for the management of excellence, which means backing up the deployment of strategy and the operation of our teams, ensuring effective ties between our corporate leaders and individual staff members. By the same token, it means ensuring consistent human resource management in all parts of the world with homogeneous, cost-effective structures that deliver the best.

HR STRUCTURES WERE OVERHAULED IN Q1 2007. WHY WAS THAT?

The new organization has two clearly defined objectives. Firstly, to ensure that the presence of HR teams has real meaning for all staff members, by appointing local representatives to support management and at the same time listen attentively to what employees have to say. More generally, the new structure is designed to reinforce our management of competencies in keeping with a unified global vision. Which means in particular the presence of Career and Competency Development Advisers within each global business function.
Local and global structures are directly attached to the Corporate Human Resource Department, which is the focus of HR expertise for the group as a whole and implements its policies in all parts of the world with the support of HR management in each Business Area. To back the deployment of the new organization, local human resource managers and Career and Competency Development Advisers benefit from targeted training programs, with modules designed for each business line and timed to match human resource schedules.

MORE INFORMATION
WWW.RENAULT.COM

COMPETENCIES PROGRAM

Operating in a context of global competition, the automobile industry is founded on specialized competencies and know-how. Which means that developing these competencies is crucial to our competitive differentiation. Since 2002, we have implemented a cross-functional program for the prospective management of human resources under the name Renault Competencies.
Renault Competencies aims to ensure that we have the resources we need to achieve strategic targets at all times. Its guiding principle is that skills and know-how are what really make the difference.

Under the guidance of management in each area of business and with the support of human resource teams, the program centers on identifying and developing the competencies needed to realize Commitment 2009 objectives and meet future challenges. To this end, 48 Competency Managers appointed by the CEO take responsibility for defined areas of competency, applying a cross-functional approach with worldwide scope. They are assisted by technical advisers as well as human resource managers and Career and Competency Development advisers in the sector concerned. Together, they identify the strategically critical competencies that the Group must have, as well as the new competencies needed to back international expansion. They then evaluate shortfalls in each area as the bases for development plans, applying levers that include recruitment and career development — both areas where the Careers Renault online service can make an important contribution — plus training and organization.

Renault Competencies is based on continuous progress. Results are reviewed annually before defining the objectives for the year ahead in a constant drive to reinforce the competitiveness of our business, the performance of our teams and the employability of our people.


LES RH AU COEUR DE LA PERFORMANCE
Diagnostic
Nouvelle organisation
Renault Human Resources Convention.



48

>> HUMAN RESOURCE COMPETENCY MANAGERS IN CHARGE OF SPECIFIC FIELDS.

THE RENAULT GROUP COMMITTEE

Today, Renault is a global, multicultural business, which makes it all the more important to promote and share the values that ensure our unity and cohesion. These values, which include in particular the attachment to employee representation, were reaffirmed in the Declaration of Fundamental Employee Rights signed by Renault and employee representatives in 2004.
In keeping with this, we place special emphasis on the continuity and quality of dialog with our employees and their representatives at all levels — which is part of the processes of technical, economic and social change associated with the deployment of our strategy. The priority is to favor decision-making close to the realities of the business, preparing for changes ahead and smoothing transition by seeking balance and convergence between the interests of the business and those of its employees.
Renault applies the same principles of responsibility to employees in all the countries where it operates, as illustrat by the definition of a Group policy for re tionships with employee representatives l down in October 2005. In 2007, this ag contributed to the frequency and quality exchanges with representatives.
While relationships with employee repr sentatives naturally vary according to t country concerned and the particular requi ments of national laws, we also have a Gro Committee representing employees in parts of the world. This provides an effe tive framework for trans-national deba on our business and strategy. Following t renewal of its founding agreement on A 26, 2007, two new standing members join the Committee, one from Poland and t other from Romania. It also welcomed observer from Russia. As a result, it is n made up of 34 representatives from majori owned subsidiaries in 19 counties spanni the European Union, Brazil, Argentina, Sou Korea, Turkey and Russia.

HUMAN RESOURCES IN THE RENAULT GROUP — KEY FIGURES, DECEMBER 31, 2007

HEADCOUNT	HOURS OF TRAINING	ACCIDENT FREQUENCY RATE	SAVINGS GENERATED BY EMPLOYEES' IDEAS FOR PROGRESS	EMPLOYEES ADMINISTERED THROUGH GROUP IS SYSTEMS	GROUP COMMITTEE MEMBERS FROM OUTSIDE FRANCE
130,179	4.9 MILLIONS	3.54	€135 MILLION	NEARLY 100,000	34 MEMBERS FROM 19 COUNTRIES

For more information about Renault's po cies, initiatives and performance in the field human resources see:
- the Renault registration document
- the Sustainable Development page on the Renault corporate website at www.renault.com

ENVIRONMENT

IN 2007, RENAULT'S ENVIRONMENTAL PROGRAM TOOK AN IMPORTANT STEP FORWARD WITH THE LAUNCH OF THE RENAULT ECO² LABEL. MORE THAN EVER, THE RENAULT RANGE STANDS FOR ENVIRONMENTAL QUALITY AND AFFORDABILITY.

DEMANDING AIMS

Renault has set its sights high for environmental standards, as illustrated by the targets for the reduction of CO_2 emissions defined in 2006 within the framework of the Commitment 2009 program. Our environmental program is structured around three goals — to rank among the three best performing automanufacturers for CO_2 emissions, to offer a range of biofuel-enabled vehicles, and to develop alternative, environment-friendly technologies.

Targets for CO_2 emissions have already been achieved, and Renault is now among the top performers, with powertrains showing the rewards of nearly two decades of efforts to cap fuel consumption.

An example is the 100bhp TCE gasoline engine, which made its debut in May 2007 on Clio and now also powers New Twingo. Demonstrating Renault's expertise in downsizing, it consumes only 5.9 liters for 100 km (2.143 per 100 miles), setting CO_2 emissions at 140g per km. The same expertise has been put to work for diesels, as illustrated by the 105bhp 1.5 dCi equipping Megane, which is fitted with a particulate filter and emits only 120g of CO_2 per km. The same engine, which also equips New Laguna in a 110bhp version, takes 5.1 liters for 100 km in a mixed cycle, setting CO_2 emissions at 130g per km.

Convinced that biofuels are an essential part of the drive to limit greenhouse gas emissions, Renault is one of the only manufacturers with a dual offering of biofuel-enabled vehicles in Europe. Since the end of 2006, our group has made B30-enabled Trafic and Master, respectively equipped with 2.0 dCi and 2.5 dCi engines, available for corporate fleets. In June 2007, the group launched a biofuel version of the Megane sedan and Master equipped with 105bhp 1.6 16v engines. In 2008, the offering will be rounded out with the first biofuel-compatible diesels for passenger cars, including New Twingo with a B30-compatible 65 bhp 1.5 dCi engine. Renault is also naturally taking a keen interest in second-generation biofuels and since March 2006 has participated in research conducted through the Alliance for Synthetic Fuels in Europe (ASFE), which brings together European auto manufacturers and oil companies.

Turning to alternative technologies, Renault draws on the resources of the Alliance with Nissan for developments in areas ranging from hybrid and electric vehicles to fuel cells.

MORE INFORMATION AT WWW.RENAULT.COM


LOGAN

Logan Eco² Concept, presented at the Bibendum Michelin Challenge in Shanghai, emits just 71g of CO_2 per km — a record low.



The paint used at Renault's Sandouville plant is water soluble, helping to limit the environmental impact.

RENAULT ECO²

Launched in May 2007, the Renault eco² label for affordable, environment-friendly cars marks a new step forward in the efforts we have deployed for over more than a decade to limit the impact of our activities on the environment. Renault eco² vehicles must meet three requirements: production on an ISO 14001[1] certified site, emissions under 140g per km or compatible with E85 ethanol or B30[2] biodiesel fuels, and components including at least 5% recycled plastic.

[1] The ISO 14001 certification issued by the International Standards Organization testifies to the methodical pursuit of progress in limiting the impact of operations on the natural environment. This concerns in particular reductions in consumption of energy and water, visual and acoustic impacts, atmospheric emissions and release of waste water. With the recent certification of the [illegible] plant in Russia and the [illegible] site in [illegible], all Renault sites were ISO 14001 compliant at the beginning of 2008.

[2] Compliance with a 140g per kilometer limit on CO_2 emissions can be achieved through downsizing and related technologies or the use of biofuels. The plants used to produce biofuels absorb CO_2 from the atmosphere in the process of photosynthesis that allows them to grow. [illegible] the reduction in emissions can reach [illegible] for E85 bioethanol and 30% for biodiesel.

[3] In addition to being designed to allow 95% of its mass to be reused at the end of its life (through recycling of materials and generation of energy), Renault eco² vehicles include at least 5% recycled plastic [illegible] 20 kg [illegible].



Diesel

Twingo Biodiesel on show at the 2007 Paris Agricultural Fair.



Environnement
RENAULT RELÈVE
LE DÉFI !

Megane Bioethanol at the 2007 Barcelona Auto Show.



RENAULT
eco²
=
+
+
Manufacturing
Emissions
Recyclin

A PROACTIVE APPROACH TO ENVIRONMENTAL PLANNING



Alice de Brauer,
Vice President,
Strategic Environmental Planning

WHAT IS RENAULT'S APPROACH TO DEALING WITH ENVIRONMENTAL CHALLENGES?

Proactive, not reactive! Our environmental management is structured as a network encompassing all operations, our own and those of our suppliers. Clearly defined targets are set to limit of all harmful impacts on climate change, water quality, waste, noise and quality of the air. At Renault, environmental management concerns every stage in the product life cycle, from vehicle manufacture and customer use, from fuel consumption and transformation through to the treatment and reuse of end-of-life vehicles.

And that pays, as the results show. Over the past three vehicle generations, fuel consumption and, by the same token, CO_2 emissions, have been cut by 30% for Clio gasoline models and Megane diesels. Harmful emissions have in some cases been reduced by as much as 70% or even 90%. On the production side, energy use has been cut by a quarter, and both water consumption and waste volumes more than halved.

WHAT IS BEHIND THE RENAULT ECO² LABEL?

In February 2006, our Chief Executive publicly stated our environmental undertakings within the framework of the Commitment 2009 program: selling one million cars with CO_2 emissions below 140g per kilometer, including a third with emissions below 120g per kilometer, and a dual offer of biofuel-enabled cars, using E85 for gasoline engines and B30 for diesels. We also wanted to deliver a clear message to our customers. The eco² label does just that — it tells them which cars perform best in terms of the criteria adopted, which are emission levels, production on sites with environmental certification and reusability of end-of-life vehicles.

HOW DO YOU FEEL ABOUT RENAULT'S ENVIRONMENTAL ACHIEVEMENTS IN 2007?

I think we have a right to be proud of what has been achieved with the support of all our staff and our suppliers for environmental progress. Renault recognizes and accepts environmental challenges, and we believe that the drastic changes they entail for our industry should be seen as opportunities rather than constraints. We made significant progress in 2007, a year that marked a new stage in our environmental commitment. But however proud we may be of that progress, we are also very aware that it is only the beginning of what is going to be a lengthy process of change.

PROMOTING ROAD SAFETY THROUGH A RANGE OF INTERNATIONAL PROGRAMS REMAINS A FOCUS OF RENAULT'S COMMITMENT TO SOCIETY AT LARGE, TOGETHER WITH MANY OTHER INITIATIVES FOR PROGRESS AND WELL-BEING.

SAFETY FOR ALL

Since its launch in 2000, Renault's Safety for All program has made nearly ten million children aged between seven and 11 more aware of essential aspects of road safety. In 2007, the program was on offer in 22 countries, making it the largest ever initiative by an automaker to promote road safety round the globe. Safety for All equips primary school teachers with "Kids on the Road" lesson kits and backs this up with drawing competitions for added interest and motivation. In 2007, competitions were held in eight countries – Cyprus, France, Mexico, Poland, Portugal, Russia, Switzerland and Turkey – and attracted nearly 6,000 entries illustrating the chosen theme of "getting to school safely". Winners from each country met up for the final at Disneyland Paris on June 8 to 10.



Mexican children hard at work on Safety

ACTION WHERE IT COUNTS: RENAULT AS SPONSOR

Along with its subsidiaries around the world, Renault is involved in a wide variety of sponsorship programs and public-interest initiatives that together represented outlays of €8 million in 2007. Action focused in particular on education, training and the promotion of road safety, but also involved support of social and humanitarian causes and culture, in each case factoring in local conditions to optimize impact. To cite just a few examples:

- The Renault Foundation provides support for foreign students and exchange programs that enhance the cross-cultural skills of promising individuals.
- Since 2001, Renault has been a partner in South Africa's Valued Citizens initiative, which promotes responsible citizenship through action in public schools to foster a culture rooted in the values of the South African Constitution. Renault is proud of its contribution to the continuing success of this program, which has involved over 395,000 young people and more than 3,350 educators and schools to date.
- Reagroup, Renault's distribution subsidiary for Europe, has set up its own fund to provide financing for humanitarian action in France, Africa and Asia. Its achievements in this area have won recognition with Reagroup's nomination for the 2007 Human Resource Initiative awards organized by French press titles Le Figaro and l'Express, together with consultants Hudson.
- In Slovenia, Renault subsidiary Revoz finances equipment purchases for hospitals in Novo Mesto, and contributes to action for the rehabilitation of the Krka river.
- In Colombia, Sofasa, which assembles and distributes Renault vehicles, offers its support for World Vision and its programs to help underprivileged children.
- Renault Iran supports an association collecting funds to help children suffering from cancer.
- In South Korea, Renault Samsung Motors makes donations in favor of the orphans and disaster victims. It also ports a tree-planting initiative with people in the village of Shin-ho.

MORE INFORMATION
WWW.RENAULT.COM

RENAULT DO BRAZIL: THE SHOE TREE NURSERY

Renault provides financial and other support for this nursery school in Sao Jose dos Pinhais and its 200 pupils aged under six. The emphasis is on social and environmental progress, as illustrated by the school's two main projects.

- Environmental education. The school has set up a system of selective waste collection that pupils learn to apply. This is an effective way to raise awareness of the need for environmental responsibility not only among the children themselves but also their parents and teachers. In addition, the materials recovered after sorting are sold through Renault, with all proceeds going to the school.
- Literacy and culture. Renault provides financial support to build libraries and train staff, helping to bring children together for creative learning. Designed to make reading a pleasure and spur interest in the arts, sciences and other subjects, with access to non-fiction as well as fiction, the library also contributes to the promotion of local culture.



"Stick to the rules and come home in one pie
a winning Safety for All entry fron
Ilkogretim Okulu school in Antalya, Tu



ALTO
SIG
140
TRANSITO

Raising awareness of road safety in Aguascalientes, Mexico.



ACTIVE SUPPORT FOR DIVERSITY



Aude de Thuin,
President of the Women's Forum

HOW DO YOU VIEW RENAULT'S INVOLVEMENT WITH THE WOMEN'S FORUM?

It's been very positive. But the Women's Forum also represents an excellent opportunity for a major industrial group like Renault - it's a means of demonstrating the group's commitment to diversity, and especially, recognition of the role played by women in business. Renault's investment has grown over time, as has that of other big companies such as Suez and Orange. This reflects the growing awareness at the very top of the company of the role played by women. Renault was particularly active at our Deauville Forums in 2006 and 2007, highlighting its own international commitment through significant contributions to debates on major world issues.

HOW DO YOU ASSESS RENAULT'S COMMITMENT TO DIVERSITY?

Renault represents a benchmark among the many businesses participating in the Women's Forum. The CEO of Renault lent his support early on, speaking at our very first event, and in 2007 the company supported "Women for Education", a wide-reaching program dedicated to improving the lot of women and girls around the globe, and at the same time promoting economic development. Our debates are lively, which is all for the better, giving rise to constructive exchanges in a public forum. They have helped the Women's Forum to emerge as a unique forum for progress. In 2007, there were 1,200 participants from 70 countries all around the world.

PARTNERSHIP WITH THE WOMEN'S FORUM

Continuing its partnership with th Women's Forum, in 2007 Renau backed the Elle Foundation's Women f Education awards for initiatives in suppo of training and education for women in a parts of the world.

Renault CEO Carlos Ghosn presente the award together with a donation o €100,000 to the Afghanistan Libre asso ciation, which sets up programs to edu cate Afghan girls and women at its cent in Pagham in the Province of Kabul. Th is in keeping with Renault's broader com mitment to training and the promotion o diversity not only within the business, b across all segments of the economy an society at large.



5 SALES PERFORMANCE AND FINANCIAL RESULTS

IN 2007, RENAULT SOLD 245 MILLION VEHICLES, REPRESENTING 2.1% OF THE GLOBAL MARKET. THE GROUP ACHIEVED AN OPERATING MARGIN OF €1.354 BILLION, OR 3.3% OF REVENUE, WHILE NET INCOME, RENAULT SHARE, WAS €2.669 BILLION.

RENAULT GROUP SALES WORLDWIDE

The Renault group sold 2.5 million vehicles worldwide in 2007, an increase of 2.1% on 2006.

Renault's return to growth in 2007 was driven in the second half by new product launches, including New Twingo, New Laguna, New Laguna Estate, Sandero and QM5, the Group's first crossover vehicle.

- In **the France and Europe Regions,** which make up a highly competitive market that expanded 1.5%, Group sales declined by 4.1% from 2006. The situation turned around in the second half, however, with a lift from the New Twingo and New Laguna launches, and sales rose 4.6% in the last quarter. The Renault brand has a combined market share of 8.4% for passenger cars and light commercial vehicles (cars + LCVs) and retains its leadership in the LCV market, with a 14.2% market share. The Dacia brand is expanding its customer base and continuing to grow with Logan and Logan MCV, both of which are innovative concepts in Europe. Dacia brand sales rose 67.9% to 79,800 units.

- **Outside Europe,** sales growth quickened. In the Euromed, Americas and Asia-Africa Regions, sales rose 16.3% and now account for 35% of the Group's total sales, versus 30% in 2006. Dacia sales rose 1.0%, while the Renault brand's sales jumped 25.7%. Renault Samsung Motors sales slipped 1.5%.

- In the **Euromed Region,** Group
rose 11.5% on the remarkable
formance of the Renault brand,
notably to Logan's success in R
(67,800 units, versus 49,300 in 2
and a strong showing in North A
where sales climbed 9.7%.

- In the **Americas Region,** Group
surged 32.2% amid buoyant m
conditions. Group sales outp
market growth sharply. The G
registered outstanding sales gr
in Argentina (39.0% in a market
27.1%), Brazil (42.4% in a mark
by 27.5%), and Venezuela (126.8
a market up by 42.0%). Renault is
gaining market share in full-gr
countries.

- In the **Asia-Africa Region,** sales
up 9.8%, lifted by Renault brand gr
of 35.9%. Renault Samsung sal
117,200 units nearly matchec
record level achieved in 2006,
though the QM5 cross-over was
launched until December.

RENAULT GROUP – WORLDWIDE SALES BY BRAND AND BY REGION (CARS + LCVs)

	2007*	2006*	% CHANGE
GROUP	2,484,472	**2,433,610**	**+2.1**
BY REGION			
FRANCE	656,523	668,679	-1.8
EUROPE	966,619	1,024,224	-5.6
FRANCE + EUROPE	1,623,142	**1,692,903**	**-4.1**
EUROMED	424,431	380,657	+11.5
AMERICAS	245,197	185,438	+32.2
ASIA-AFRICA	191,702	174,612	+9.8
EUROMED + AMERICAS + ASIA-AFRICA	861,330	**740,707**	**+16.3**
BY BRAND			
RENAULT	2,134,484	2,115,572	+0.9
DACIA	230,164	196,378	+17.2
RENAULT SAMSUNG MOTORS	119,824	121,660	-1.5
BY VEHICLE TYPE			
PASSENGER CARS	2,080,110	2,042,796	+1.8
LIGHT COMMERCIAL VEHICLES	404,362	390,814	+3.5

** Preliminary figures.*

MORE INFORMATION
WWW.RENAULT.COM/FINAN

RENAULT GROUP - REGISTRATIONS (REG'S) AND MARKET SHARE (MKT SH.) (CARS + LCVs)

SALES PERFORMANCE IN MAIN MARKETS	2007*		2006*	
	REG'S (IN UNITS)	MKT SH. (AS A%)	REG'S (IN UNITS)	MKT SH. (AS A%)
FRANCE REGION	626,705	24.8	**641,905**	**26.3**
EUROPE REGION	966,538	6.2	**1,024,127**	**6.7**
o/w GERMANY	157,968	4.7	173,276	4.7
ITALY	143,800	5.3	142,349	5.6
UK	148,970	5.4	160,286	6.0
SPAIN + CANARY ISLANDS	198,948	10.5	206,326	10.8
BELGIUM + LUXEMBOURG	63,792	9.8	66,986	10.4
POLAND	25,763	7.4	22,475	8.0
FRANCE + EUROPE REGIONS	1,593,243	8.8	**1,666,032**	**9.4**
EUROMED REGION	424,431	9.1	**380,657**	**10.2**
o/w ROMANIA	134,176	38.2	131,474	45.5
RUSSIA	101,166	3.9	72,484	3.8
TURKEY	91,645	15.4	92,366	14.9
ALGERIA	32,667	16.6	25,629	17.9
MOROCCO	30,151	29.5	26,750	31.7
AMERICAS REGION	245,197	4.6	**185,438**	**4.1**
o/w MEXICO	18,615	1.7	20,274	1.8
COLOMBIA	39,053	17.3	33,196	18.8
BRAZIL	73,614	3.1	51,682	2.8
ARGENTINA	66,969	12.5	48,196	11.5
ASIA-AFRICA REGION	191,702	0.9	**174,612**	**0.8**
o/w SOUTH AFRICA	8,407	1.4	15,580	2.5
SOUTH KOREA	117,203	9.3	119,088	10.1
EUROMED + AMERICAS + ASIA-AFRICA REGIONS**	861,330	2.7	**740,707**	**2.5**

** Preliminary figures.*
*** Excl. North America.*

RENAULT GROUP - REGISTRATIONS IN FRANCE + EUROPE REGIONS BY MODEL - CARS + LCVs (IN UNITS)

	2007*	2006*	% CHANGE
TWINGO / TWINGO II	88,714	55,668	+59.4
CLIO / CLIO III	434,561	482,307	-9.9
THALIA	6,581	8,267	-20.4
MODUS	62,825	82,208	-23.6
LOGAN / LOGAN MCV	79,487	47,347	+67.9
MÉGANE / MÉGANE II	488,653	546,134	-10.5
LAGUNA / LAGUNA III	71,397	77,249	-7.6
VEL SATIS	3,043	4,877	-37.6
ESPACE / ESPACE IV	40,624	41,366	-1.8
KANGOO	142,061	159,815	-11.1
TRAFIC / TRAFIC II	88,950	76,424	+16.4
MASTER / MASTER II	75,963	73,886	+2.8
MASCOTT** / MASTER PROPULSION	6,897	9,851	-30.0
MAXITY	2,804	-	-
OTHER	683	633	+7.9
REGISTRATIONS IN FRANCE + EUROPE	1,593,243	**1,666,032**	**-4.4**

** Preliminary figures.*
*** Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

RENAULT GROUP - REGISTRATIONS IN EUROMED, AMERICAS AND ASIA-AFRICA REGIONS BY MODEL - CARS + LCVs (IN UNITS)

	2007*	2006*	% CHANGE
TWINGO / TWINGO II	14,176	13,264	+6.9
CLIO / CLIO III	97,734	92,179	+6.0
THALIA / SYMBOL	94,393	85,340	+10.6
MODUS	1,435	4,157	-65.5
SANDERO	279	-	-
LOGAN / LOGAN MCV	287,245	200,210	+43.5
MÉGANE / MÉGANE II	149,750	125,495	+19.3
LAGUNA / LAGUNA III	4,152	4,199	-1.1
VEL SATIS	66	82	-19.5
ESPACE / ESPACE IV	139	289	-51.9
SM3	29,726	31,853	-6.7
SM5	73,330	72,270	+1.5
SM7	14,238	17,537	-18.8
QM5	2,518	-	-
KANGOO	72,271	64,556	+12.0
TRAFIC / TRAFIC II	4,064	3,933	+3.3
MASTER / MASTER II	15,412	13,027	+18.3
MASCOTT** / MASTER PROPULSION	280	452	-38.1
MAXITY	52	-	-
OTHER	70	11,864	-99.4
REGISTRATIONS IN EUROMED + AMERICAS + ASIA-AFRICA	861,330	**740,707**	**+16.3**

** Preliminary figures.*
*** Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

TOTAL INDUSTRY VOLUME - REGISTRATIONS - CARS + LCVs (IN UNITS)

MAIN RENAULT GROUP MARKETS		2007*	2006*	% CHANGE
FRANCE REGION		**2,526,005**	**2,440,580**	**+3.5**
EUROPE REGION		**15,513,732**	**15,333,358**	**+1.2**
o/w	GERMANY	3,376,344	3,670,406	-8.0
	ITALY	2,725,861	2,553,329	+6.8
	UK	2,752,175	2,678,943	+2.7
	SPAIN + CANARY ISLANDS	1,890,694	1,909,241	-1.0
	BELGIUM+ LUXEMBOURG	648,104	641,083	+1.1
	POLAND	347,378	280,020	+24.1
FRANCE + EUROPE REGIONS		**18,039,737**	**17,773,938**	**+1.5**
EUROMED REGION		**4,610,779**	**3,658,517**	**+26.0**
o/w	ROMANIA	351,445	289,066	+21.6
	RUSSIA	2,569,522	1,886,824	+36.2
	TURKEY	594,762	617,838	-3.7
	ALGERIA	196,853	142,955	+37.7
	MOROCCO	102,202	84,277	+21.3
AMERICAS		**5,373,872**	**4,558,090**	**+17.9**
o/w	MEXICO	1,093,988	1,132,417	-3.4
	COLOMBIA	225,504	176,273	+27.9
	BRAZIL	2,339,920	1,834,581	+27.5
	ARGENTINA	534,199	420,304	+27.1
ASIA-AFRICA		**21,889,036**	**21,139,614**	**+3.5**
o/w	SOUTH AFRICA	587,131	619,968	-5.3
	SOUTH KOREA	1,256,598	1,182,680	+6.3
EUROMED + AMERICAS + ASIA-AFRICA REGIONS**		**31,873,687**	**29,356,221**	**+8.6**

** Preliminary figures.*
*** Excl. North America.*

INTERNATIONAL ROLLOUT OF THE LOGAN PROGRAM

LOGAN UNIT SALES	2007*	2006*	2005	2004	SINCE SEPT. 2004
DACIA BRAND					
FRANCE	32,684	18,791	9,798	-	61,273
EUROPE	46,850	28,605	20,511	2,080	98,046
EUROMED	146,793	133,707	103,301	20,751	404,552
o/w Romania	101,799	96,037	88,275	20,274	306,385
Morocco	12,638	12,723	2,499	-	27,860
Algeria	9,090	8,560	2,819	-	20,469
AMERICAS	504	417	162	-	1,083
ASIA-AFRICA	3,127	2,952	1,412	2	7,493
TOTAL LOGAN UNDER THE DACIA BRAND	**229,958**	**184,472**	**135,184**	**22,833**	**572,447**
RENAULT BRAND					
EUROMED	67,844	49,323	7,057	-	124,224
o/w Russia	67,844	49,323	7,057	-	124,224
AMERICAS	40,609	13,811	2,858	-	57,278
o/w Venezuela	12,762	5,037	689	-	18,488
Colombia	9,450	7,219	1,894	-	18,563
ASIA-AFRICA	28,368	-	-	-	28,368
o/w India	17,706	-	-	-	17,706
Iran	10,657	-	-	-	10,657
TOTAL LOGAN UNDER THE RENAULT BRAND	**136,821**	**63,134**	**9,915**	**-**	**209,870**
TOTAL LOGAN	**366,779**	**247,606**	**145,099**	**22,833**	**782,317**

** Preliminary figures.*

RENAULT GROUP - WORLDWIDE PRODUCTION BY MODEL AND BY SEGMENT (1) - CARS + LCVs

(IN UNITS)

	2007*	2006*	% CHANGE
LOGAN	420,255	256,351	+63.9
ENTRY SEGMENT	**420,255**	**256,351**	**+63.9**
TWINGO / TWINGO II	118,082	64,101	+45.7
CLIO** / CLIO III / THALIA	631,567	720,194	-12.3
MODUS	67,514	70,979	-4.9
A ET B SEGMENTS	**817,163**	**855,274**	**-4.4**
MÉGANE / MÉGANE II	629,612	662,281	-4.9
SM3	82,650	71,817	+15.1
QM5 / KOLÉOS	5,241	-	-
C SEGMENT	**717,503**	**734,098**	**-2.3**
LAGUNA / LAGUNA III	99,512	73,065	+36.2
SM5	76,363	71,675	+6.5
SM7	15,081	17,807	-15.3
ESPACE IV	40,674	41,432	-1.8
VEL SATIS	2,812	4,683	-39.9
D, E, MPV SEGMENTS	**234,442**	**208,662**	**+12.3**
KANGOO	220,038	232,647	-5.4
NOUVEAU KANGOO	7,226	-	-
TRAFIC II (2)	115,904	107,279	+8.0
MASTER II	119,120	105,789	+12.6
MASCOTT	7,585	17,413	-56.4
PICK-UP 1310	-	11,208	-
SMALL VANS, VANS AND PICKUPS	**469,873**	**474,336**	**-0.9**
GROUP WORLDWIDE PRODUCTION	**2,659,236**	**2,528,721**	**+5.2**

(1) Production data concern the number of vehicles leaving the production line.
(2) Excluding GM production in Luton but including GM production in Barcelona.
** Preliminary figures.*
*** Including 8,946 Renault-branded Clios manufactured at the Nissan plant in Aguascalientes (Mexico) in to 2007.*

PERFORMANCE AND OUTLOOK FOR 2008

GROUP REVENUES CAME TO €40,682 MILLION

The contribution from Sales Financing (RCI Banque) rose 4.8% on 2006, while that of Automobile climbed 1.6% to €38,679 million on a consistent basis.
Several trends were at work:

- The revenue contribution from the France and Europe Regions fell 2.6% in a fiercely competitive market. Sales growth was positive in the second half, quickening in the final quarter with the launch of new products.
- All the other Regions made a positive contribution to revenues in 2007 on strong sales growth, especially in the Americas and Euromed Regions, where the product mix improved. The total contribution of Euromed, Americas and Asia-Africa improved 3.1% on 2006.

The increase in revenues can also be attributed to higher sales of powertrains and vehicles to partners, which made a positive contribution of 1.2 point.

REVENUES BY DIVISION (€ MILLION)


50,000
40,000
30,000
20,000
10,000
0
39,969
40,682
41,528
38,058
38,679
+1.6%
39,605
1,911
2,003
1,923
2006
scope 2007
2007
published
2007/2006
change
2006
published
Automobile
Sales Financ

OPERATING MARGIN EXCEEDS THE OBJECTIVE

Group **operating margin** in 2007 totaled €1,354 million in 2007, or 3.3% of revenues, compared with €1,063 million and 2.6% in 2006.
Sales Financing contributed €472 million to Group operating margin, or 23.6% of its revenues, versus €492 million and 25.7% in 2006. That slight contraction can be explained by a decline in sales financing business, due to the decrease in commercial activity in Automobile in 2006 and firsthalf 2007.
Amid adverse economic conditions in 2007, with a negative currency impact of €154 million and raw materials costs up by €270 million, Automobile's contribution to operating margin increased 54.5% to €882 million, or 2.3% of revenues, owing
chiefly to:

- growth in international sales, with the three non-European Regions generating positive operating margin;
- the steady performance of the commercial vehicle line-up in Europe;
- continued cost-cutting efforts:
  - purchasing costs fell by €660 million, excluding the impact of raw materials;
  - manufacturing and logistics costs improved by €137 million;
  - G&A declined 2%, by €44 million;
  - special product-recall and warranty extension operations carried out with a view to preserving the Group's brand image; these resulted in a €152 million increase in warranty-related costs.

The product development cycle was the reason for a €196 million increase in capitalized R&D expenses in 2007.
Research and Development expenses amounted to €2,462 million in 2007, of which €1,287 million, or 52.3% of the total, were capitalized, compared with 45.5% in 2006. This amount reflects the ongoing development and renewal of the vehicle and powertrain range under Renault Commitment 2009.
Overall, R&D expenses recorded in the income statement amounted to €1,850 million, or 4.5% of Renault Group revenues, compared with €1,963 million in 2006, or 4.9% restated.

OPERATING MARGIN BY DIVISION (€ MILLION)


1,500
1,200
900
600
300
0
1,354
1,063
+291
+311
571
472
492
(20)
2007
2006
2005/2006
change
% of revenues
3.3
2.6
Automobile
Sales Financ

NET INCOME, RENAULT SHARE TOTALED €2,734 MILLION

Other operating income and expenses showed a net charge of €116 million in 2007, compared with a net charge of €186 million in 2006.

In 2007 this item essentially comprised:
- €143 million in restructuring and workforce adjustment costs and provisions, compared with €241 million in 2006;
- capital gains amounting to €86 million, compared with €109 million in 2006, on the sale of land, mainly in France and Spain.

After recognizing this item, **Group operating income** came out at €1,238 million, versus €877 million in 2006.

Net financial income/expense showed income of €76 million in 2007, €15 million higher than in 2006.

Excluding the exceptional €135 million profit on the sale of Scania securities in 2006, financial income improved by €150 million. That increase can be attributed chiefly to:
- The lower cost of borrowing in Automobile. Through sound management of its financial assets and liabilities, Automobile continues to optimize the cost of its debt, despite a slight increase in average borrowings over the period;
- Income of €53 million related to the positive impact of the fair-value change in Renault SA redeemable shares at closing market price, compared with a charge of €31 million in 2006.

In 2007 Renault booked a profit of €1,675 million from its share in the **net income of associated companies:**
- €1,288 million from Nissan;
- €352 million from AB Volvo.

Current and deferred taxes amounted to a net charge of €255 million (equivalent to 2006).

The effective tax rate (before the impact of income from associated companies) was 19% in 2007, compared with 27% in 200
The lower rate was due to the refund o
tax credit in Italy and the continued impro
ment in the profit outlook for Renault
Brasil and Renault Argentina, which ma
it possible to recognize some of the defer
tax assets arising on loss carryforwards
those countries.

Net income was €2,734 million, compar
with €2,960 million in 2006. After neutr
izing Renault shares held by Nissan a
treasury stock, earnings per share came
€10.32, compared with €11.23 in 2006

SOUND FINANCIAL STRUCTURE

Net financial debt of Automobile was €2,088 million at December 31, 2007, or 9.5% of shareholders' equity (compared with 11.5% of shareholders' equity at December 31, 2006).
The €326 million reduction in net debt was due to the following factors:
- cash flow of €4,552 million, an increase of €1,289 million on a consistent basis compared with 2006. That improvement was attributable to an increase in operating margin and dividends from associated companies, of which:
  - €456 million from Nissan,
  - €477 million from AB Volvo;
- sound management of net capital expenditure, which remained stable in 2007, at €3,565 million (after €3,585 million in 2006);
- virtual stability of the working capital requirement at end-December 2007.

Automobile generated €961 million in **free cash flow.** The dividend payout was €913 million, compared with €681 million in 2006, including €863 million paid by Renault SA.
Automobile's net financial debt also improved as a result of translation gains, including €233 million in connection with yen-denominated debt.

At December 31, 2007, **shareholders' equity** had increased by €998 million to €22,069 million, compared with a restated amount of €21,071 million at December 31, 2006.
The main reasons for the increase are recognition of €2,734 million in net income for 2007, minus:
- an €803 million dividend payout by Renault, or €3.10 per share for 2006, adjusted for Renault's equity interest in Nissan and treasury stock;
- a €738 million decline in translation adjustments, mainly including the indirect impact of the change in Nissan shareholders' equity, net of yen hedging;
- a €126 million increase in treasury stock compared with December 31, 2006 as a result of share buybacks in second-half 2007 to cover dilution related to the exercise of options granted to employees;
- a €37 million decrease in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments).

A 22.6% DIVIDEND INCREASE

At the Annual Generating Meeting of sha
holders, Renault will propose a divide
payment of €3.80 per share in 2008
2007 earnings, compared with a paym
of €3.10 in 2007 on 2006 earnings. T
proposal is in line with the announcemen
steadily increasing dividends under Rena
Commitment 2009.

OUTLOOK FOR 2008

In a less favorable macroeconomic envir
ment in 2008, Renault can count on
impact from the launch of nine new produ
globally and on its expansion into the m
dynamic and growing markets for auto sa
in the world.
Renault therefore confirms its target
4.5% operating margin for the year and
increase of more than 10% in Group sa
compared to 2007.

SUMMARY CONSOLIDATED INCOME STATEMENT (€ MILLION)

	2007	2006	2005
REVENUES	40,682	40,332	40,246
OPERATING MARGIN	1,354	4,063	1,323
OPERATING INCOME	1,238	877	1,514
FINANCIAL EXPENSE	76	61	(327)
SHARE IN NET INCOME OF ASOCIATED COMPANIES	1,675	2,277	2,606
PRE-TAX GROUP INCOME	2,989	3,213	3,793
CURRENT ANS DEFERRED TAXES	(255)	(255)	(331)
NET INCOME	2,734	2,960	3,462
NET INCOME – MINORITY INTERESTS' SHARE	65	74	86
NET INCOME – RENAULT SHARE	**2,669**	**2,886**	**3,376**

CONSOLIDATED FINANCIAL STATEMENTS*

The comparative figures for 2005 and 2006 are reported after adjustment to reflect changes in accounting methods introduced in the 2007 financial statements.

CONSOLIDATED INCOME STATEMENTS (€ MILLION)

	2007	2006	2005
SALES OF GOODS AND SERVICES	39,190	38,901	38,886
SALES FINANCING REVENUES	1,492	1,431	1,360
REVENUES	**40,682**	**40,332**	**40,246**
COST OF GOODS AND SERVICES SOLD	(31,408)	(31,343)	(31,080)
COST OF SALES FINANCING	[illegible]	(985)	(926)
RESEARCH AND DEVELOPMENT EXPENSES	(1,850)	(1,963)	(2,034)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(4,949)	(4,978)	(4,883)
OPERATING MARGIN	**1,354**	**1,063**	**1,323**
OTHER OPERATING INCOME AND EXPENSES	(116)	(186)	191
OPERATING INCOME	**1,238**	**877**	**1,514**
NET INTEREST INCOME (EXPENSE)	(101)	(110)	(95)
Interest income	*274*	*223*	*153*
Interest expenses	*(375)*	*(333)*	*(248)*
OTHER FINANCIAL INCOME AND EXPENSES, NET	177	171	(232)
FINANCIAL EXPENSE	**76**	**61**	**(327)**
SHARE IN NET INCOME (LOSS) OF ASSOCIATES	**1,675**	**2,277**	**2,606**
NISSAN	1,288	1,888	2,284
OTHER ASSOCIATES	387	389	322
PRE-TAX INCOME	**2,989**	**3,215**	**3,793**
CURRENT AND DEFERRED TAXES	(255)	(255)	(331)
NET INCOME	**2,734**	**2,960**	**3,462**
NET INCOME - MINORITY INTERESTS' SHARE	65	74	86
NET INCOME - RENAULT SHARE	2,669	2,886	3,376
EARNINGS PER SHARE (1) IN €	10.32	11.23	13.23
DILUTED EARNINGS PER SHARE (1) IN €	10.17	11.10	13.12
NUMBER OF SHARES OUTSTANDING (IN THOUSANDS)			
for earnings per share	258,62[illegible]	256,994	255,177
for diluted earnings per share	262,362	260,090	257,342

(1) Net income – Renault shares divided by number of shares stated.

CONSOLIDATED BALANCE SHEETS (€ MILLION)

ASSETS - € MILLION	DEC. 31, 2007	DEC. 31, 2006	DEC. 31, 2005
NON-CURRENT ASSETS			
INTANGIBLE ASSETS	4,056	3,422	2,972
PROPERTY, PLANT AND EQUIPMENT	13,055	13,166	12,691
INVESTMENTS IN ASSOCIATES	12,977	12,958	12,372
Nissan	10,966	10,777	10,441
Other associates	2,0[illegible]	2,181	1,931
NON-CURRENT FINANCIAL ASSETS	606	563	577
DEFERRED TAX ASSETS	220	313	355
OTHER NON-CURRENT ASSETS	504	376	358
TOTAL NON-CURRENT ASSETS	**31,418**	**30,798**	**29,325**
CURRENT ASSETS			
INVENTORIES	5,932	5,309	5,857
SALES FINANCING RECEIVABLES	20,430	20,360	20,700
AUTOMOBILE RECEIVABLES	2,083	2,102	2,055
CURRENT FINANCIAL ASSETS	1,239	2,229	1,871
OTHER CURRENT ASSETS	2,375	2,043	2,413
CASH AND CASH EQUIVALENTS	4,72[illegible]	6,010	6,151
TOTAL CURRENT ASSETS	**36,780**	**38,053**	**39,047**
TOTAL ASSETS	**68,198**	**68,851**	**68,372**

SHAREHOLDERS' EQUITY AND LIABILITIES - € MILLION	DEC. 31, 2007	DEC. 31, 2006	DEC. 31, 2005
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	1,086	1,086	1,086
SHARE PREMIUM	3,453	3,453	3,453
TREASURY SHARES	(499)	(373)	(456)
REVALUATION OF FINANCIAL INSTRUMENTS	68	105	54
TRANSLATION ADJUSTMENT	(982)	(269)	548
RESERVES	15,782	13,700	10,968
NET INCOME - RENAULT SHARE	2,669	2,886	3,376
SHAREHOLDERS' EQUITY - RENAULT SHARE	**21,577**	**20,588**	**19,029**
SHAREHOLDERS' EQUITY - MINORITY INTERESTS' SHARE	492	483	463
TOTAL SHAREHOLDERS' EQUITY	**22,069**	**21,071**	**19,492**
NON-CURRENT LIABILITIES			
DEFERRED TAX LIABILITIES	[illegible]8	251	231
PROVISIONS - LONG-TERM	1,765	1,847	1,884
NON-CURRENT FINANCIAL LIABILITIES	5,413	5,430	5,901
OTHER NON-CURRENT LIABILITIES	523	428	516
TOTAL NON-CURRENT LIABILITIES	**7,819**	**7,956**	**8,532**
CURRENT LIABILITIES			
PROVISIONS - SHORT-TERM	954	1,053	1,264
CURRENT FINANCIAL LIABILITIES	1,517	3,715	2,547
SALES FINANCING DEBTS	21,196	21,212	22,427
TRADE PAYABLES	8,224	7,384	7,788
CURRENT TAX LIABILITY	166	121	215
OTHER CURRENT LIABILITIES	6,253	6,339	6,107
TOTAL CURRENT LIABILITIES	**38,310**	**39,824**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,198**	**68,851**	**68,372**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income (Renault share)	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	T SH HOLD EQ
BALANCE AT DEC. 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**54**	**548**	**10,968**	**3,376**	**19,029**	**463**	**19**
2006 NET INCOME	-	-	-	-	-	-	-	2,886	2,886	74	[illegible]
INCOME AND EXPENSES RECORDED IN SHAREHOLDERS' EQUITY	-	-	-	-	51	(817)	21	-	(745)	(18)	[illegible]
TOTAL INCOME AND EXPENSES FOR THE PERIOD	**-**	**-**	**-**	**-**	**51**	**(817)**	**21**	**2,886**	**2,141**	**56**	[illegible]
ALLOCATION OF 2005 NET INCOME	-	-	-	-	-	-	3,376	(3,376)	-	-	[illegible]
DIVIDENDS	-	-	-	-	-	-	(617)	-	(617)	(18)	[illegible]
COST OF STOCK OPTION PLANS	-	-	-	-	-	-	55	-	55	-	[illegible]
(ACQUISITIONS) / DIPOSALS OF TREASURY SHARES	-	-	-	83	-	-	-	-	83	-	[illegible]
IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION AND CAPITAL INCREASES	-	-	-	-	-	-	(103)	-	(103)	(18)	[illegible]
BALANCE AT DEC. 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**105**	**(269)**	**13,700**	**2,886**	**20,588**	**483**	**21**
2007 NET INCOME	-	-	-	-	-	-	-	2,669	2,669	65	[illegible]
INCOME AND EXPENSES RECORDED IN SHAREHOLDERS' EQUITY	-	-	-	-	(37)	(713)	(57)		(807)	(28)	[illegible]
TOTAL INCOME AND EXPENSES FOR THE PERIOD	**-**	**-**	**-**	**-**	**(37)**	**(713)**	**(57)**	**2,669**	**1,862**	**37**	[illegible]
ALLOCATION OF 2006 NET INCOME	-	-	-	-	-	-	2,886	(2,886)	-	-	[illegible]
DIVIDENDS	-	-	-	-	-	-	(803)	-	(803)	(50)	[illegible]
COST OF STOCK OPTION PLANS	-	-	-	-	-	-	66	-	66	-	[illegible]
(ACQUISITIONS) / DIPOSALS OF TREASURY SHARES	-	-	-	(126)	-	-	-	-	(126)	-	[illegible]
IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION AND CAPITAL INCREASES [1]	-	-	-	-	-	-	(10)	-	(10)	(22)	[illegible]
BALANCE AT DEC. 31, 2007	**284,937**	**1,086**	**3,453**	**(499)**	**68**	**(982)**	**15,782**	**2,669**	**21,577**	**492**	**22**

[1] The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled comp

CONSOLIDATED STATEMENTS OF CASH FLOWS (€ MILLION)

	2007	2006	2005
NET INCOME	2,734	2,960	3,462
CANCELLATION OF UNREALISED INCOME AND EXPENSES:			
Depreciation and amortisation	2,865	2,835	2,705
Share in net income (loss) of associates	(1,675)	(2,277)	(2,606)
Dividends received from associates	936	602	516
Other unrealised income and expenses [1]	(114)	(430)	164
CASH FLOW	**4,746**	**3,690**	**4,241**
FINANCING FOR FINAL CUSTOMERS	(11,114)	(12,008)	(12,998)
CUSTOMER REPAYMENTS	11,708	12,300	12,485
NET CHANGE IN RENEWABLE DEALER FINANCING	(37)	231	(304)
DECREASE (INCREASE) IN SALES FINANCING RECEIVABLES	**557**	**523**	**(817)**
BOND ISSUANCE BY THE SALES FINANCING DIVISION	2,022	1,875	2,988
BOND REDEMPTION BY THE SALES FINANCING DIVISION	(3,139)	(2,966)	(2,866)
NET CHANGE IN OTHER SALES FINANCING DEBTS	1,265	(792)	1,952
NET CHANGE IN OTHER SECURITIES AND LOANS OF THE SALES FINANCING DIVISION	(359)	(58)	(39)
NET CHANGE IN SALES FINANCING FINANCIAL ASSETS AND DEBTS	**(211)**	**(1,941)**	**2,035**
DECREASE (INCREASE) IN WORKING CAPITAL [1]	**(347)**	**314**	**(374)**
CASH FLOWS FROM OPERATING ACTIVITIES	**4,745**	**2,586**	**5,085**
CAPITAL EXPENDITURE	(4,644)	(4,644)	(4,018)
ACQUISITIONS OF INVESTMENTS, NET OF CASH ACQUIRED	(67)	(30)	(59)
DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES	1,086	1,152	1,073
DISPOSALS OF INVESTMENTS, NET OF CASH ACQUIRED, AND OTHER	63	55	100
NET DECREASE (INCREASE) IN OTHER SECURITIES AND LOANS OF THE AUTOMOBILE DIVISION [2]	615	423	(149)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,947)**	**(3,044)**	**(3,053)**
TRANSACTIONS WITH MINORITY SHAREHOLDERS [3]	26	(131)	(2)
DIVIDENDS PAID TO PARENT COMPANY SHAREHOLDERS	(863)	(664)	(494)
DIVIDENDS PAID TO MINORITY SHAREHOLDERS	(50)	(22)	(60)
(PURCHASES) SALES OF TREASURY SHARES	(126)	85	56
CASH FLOWS WITH SHAREHOLDERS	**(1,013)**	**(732)**	**(500)**
BOND ISSUANCE BY THE AUTOMOBILE DIVISION	588	851	245
BOND REDEMPTION BY THE AUTOMOBILE DIVISION	(451)	(928)	(388)
NET INCREASE (DECREASE) IN OTHER FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	(2,065)	1 069	(867)
NET CHANGE IN FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	**(1,928)**	**992**	**(1,010)**
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,941)**	**260**	**(1,510)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,143)**	**(198)**	**522**

	2007	2006	2005
CASH AND CASH EQUIVALENTS: OPENING BALANCE	**6,010**	**6,151**	**5,521**
INCREASE (DECREASE)	(1,143)	(198)	522
EFFECT OF CHANGES IN EXCHANGE RATE AND OTHER CHANGES	(146)	57	108
CASH AND CASH EQUIVALENTS: CLOSING BALANCE	**4,721**	**6,010**	**6,151**

[1] Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements.
[2] In 2006, this includes a €135 million gain on the sale of Scania shares.
[3] Via capital increases or capital reductions and acquisitions of additional investments in controlled companies.

SEGMENT INFORMATION - CONSOLIDATED INCOME STATEMENTS BY DIVISION (€ MILLION)

	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS (1)	CONSOLIDATED TOTAL
2007				
SALES OF GOODS AND SERVICES	38,679	511	-	39,190
SALES FINANCING REVENUES	-	1,492	-	1,492
EXTERNAL SALES	**39,679**	**2,003**	**-**	40,682
INTERDIVISION SALES (1)	(276)	327	(51)	-
REVENUES	**38,403**	**2,330**	**(51)**	40,682
OPERATING MARGIN	**858**	**472**	**24**	1,354
OPERATING INCOME	**767**	**457**	**14**	1,238
FINANCIAL EXPENSE	**-**	**-**	**-**	76
SHARE IN NET INCOME (LOSS) OF ASSOCIATES	**1,668**	**7**	**-**	1,675
PRE-TAX INCOME	**-**	**-**	**-**	2,989
CURRENT AND DEFERRED TAXES	-	-	-	(255)
NET INCOME				**2,734**
2006				
SALES OF GOODS AND SERVICES	38,409	492	-	38,901
SALES FINANCING REVENUES	-	1,431	-	1,431
EXTERNAL SALES	**38,409**	**1,923**	**-**	40,332
INTERDIVISION SALES (1)	(203)	270	(67)	-
REVENUES	**38,206**	**2,193**	**(67)**	40,332
OPERATING MARGIN	**486**	**492**	**85**	1,063
OPERATING INCOME	**303**	**489**	**85**	877
FINANCIAL EXPENSE	**-**	**-**	**-**	61
SHARE IN NET INCOME (LOSS) OF ASSOCIATES	**2,272**	**5**	**-**	2,277
PRE-TAX INCOME	**-**	**-**	**-**	3 215
CURRENT AND DEFERRED TAXES	-	-	-	(255
NET INCOME				**2,960**
2005				
SALES OF GOODS AND SERVICES	38,366	520	-	38,886
SALES FINANCING REVENUES	-	1,360	-	1,360
EXTERNAL SALES	**38,366**	**1,880**	**-**	40,246
INTERDIVISION SALES (1)	(34)	268	(234)	-
REVENUES	**38,322**	**2,148**	**(234)**	40,246
OPERATING MARGIN	**858**	**465**	**85**	1,323
OPERATING INCOME	**1,058**	**456**	**-**	1,514
FINANCIAL EXPENSE	**-**	**-**	**-**	(327)
SHARE IN NET INCOME (LOSS) OF ASSOCIATES	**2,604**	**2**	**-**	2,606
PRE-TAX INCOME	**-**	**-**	**-**	3,793
CURRENT AND DEFERRED TAXES	-	-	-	(331)
NET INCOME				**3,462**

(1) *Interdivision transactions are carried out under near-market conditions.*

CONSOLIDATED BALANCE SHEETS BY DIVISION - DECEMBER 31, 2007 (EN MILLIONS D'EUROS)

ASSETS	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS (1)	CONSOLIDATED TOTAL
NON-CURRENT ASSETS				
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS	16,788	343	(20)	17,111
INVESTMENTS IN ASSOCIATES	12,956	21	-	12,977
NON-CURRENT FINANCIAL ASSETS - INVESTMENTS IN NON-CONTROLLED ENTITIES	2,423	10	(2,395)	38
NON-CURRENT FINANCIAL ASSETS - OTHER SECURITIES, LOANS AND DERIVATIVES ON FINANCING OPERATIONS OF THE AUTOMOBILE DIVISION	585	-	(17)	568
DEFERRED TAX ASSETS AND OTHER NON-CURRENT ASSETS	603	111	10	724
TOTAL NON-CURRENT ASSETS	**33,355**	**485**	**(2,422)**	**31,418**
CURRENT ASSETS				
INVENTORIES	5,927	5	-	5,932
CUSTOMER RECEIVABLES	2,177	21,104	(768)	22,513
CURRENT FINANCIAL ASSETS	1,184	608	(553)	1,239
OTHER CURRENT ASSETS	1,839	2,124	(1,588)	2,375
CASH AND CASH EQUIVALENTS	3,697	1,319	(295)	4,721
TOTAL CURRENT ASSETS	**14,824**	**25,160**	**(3,204)**	**36,780**
TOTAL ASSETS	**48,179**	**25,645**	**(5,626)**	**68,198**
SHAREHOLDERS' EQUITY AND LIABILITIES				**CONSOLIDATED TOTAL**
SHAREHOLDERS' EQUITY	**21,987**	**2,385**	**(2,303)**	**22,069**
NON-CURRENT LIABILITIES				
DEFERRED TAX LIABILITIES AND LONG-TERM PROVISIONS	1,582	248	53	1,883
NON-CURRENT FINANCIAL LIABILITIES	5,141	272	-	5,413
OTHER NON-CURRENT LIABILITIES	459	64	-	523
TOTAL NON-CURRENT LIABILITIES	**7,182**	**584**	**53**	**7,819**
CURRENT LIABILITIES				
SHORT-TERM PROVISIONS	902	52	-	954
CURRENT FINANCIAL LIABILITIES	2,413	-	(896)	1,517
TRADE PAYABLES AND SALES FINANCING DEBTS	8,347	21,964	(891)	29,420
OTHER CURRENT LIABILITIES AND CURRENT TAX LIABILITY	7,348	660	(1,589)	6,419
TOTAL CURRENT LIABILITIES	**19,010**	**22,676**	**(3,376)**	**38,310**
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**48,179**	**25,645**	**(5,626)**	**68,198**

(1) Interdivision transactions are carried out under near-market conditions.

CONSOLIDATED CASH FLOW STATEMENTS BY DIVISION (€ MILLION)

	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
2007				
NET INCOME	2,654	323	(243)	2,734
CANCELLATION OF UNREALISED INCOME AND EXPENSES:				
Depreciation and amortisation	*2,815*	*87*	*(37)*	*2,865*
Share in net income (loss) of associates	*(1,668)*	*(7)*	-	*(1,675)*
Dividends received from associates	*936*	-	-	*936*
Other unrealised income and expenses [2]	*(185)*	*55*	*16*	*(114)*
CASH FLOW	**4,552**	**458**	**(264)**	**4,746**
DECREASE / (INCREASE) IN SALES FINANCING RECEIVABLES	-	413	144	557
NET CHANGE IN SALES FINANCING FINANCIAL ASSETS AND DEBTS	-	13	(224)	(211)
DECREASE / (INCREASE) IN WORKING CAPITAL [2]	(26)	(336)	15	(347)
CASH FLOWS FROM OPERATING ACTIVITIES	**4,526**	**548**	**(329)**	**4,745**
PURCHASES OF INTANGIBLE ASSETS	(1,347)	(1)	-	(1,348)
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT [3]	(3,160)	(145)	9	(3,296)
DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES [3]	942	141	3	1,086
ACQUISITION OF INVESTMENTS, NET OF DISPOSALS AND OTHER	41	(45)	-	(4)
NET DECREASE / (INCREASE) IN OTHER SECURITIES AND LOANS OF THE AUTOMOBILE DIVISION [3]	652	-	(37)	615
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,872)**	**(50)**	**(25)**	**(2,947)**
CASH FLOWS WITH SHAREHOLDERS	(1,017)	(248)	252	(1,013)
NET CHANGE IN FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	(1,765)	-	(163)	(1,928)
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,782)**	**(248)**	**89**	**(2,941)**
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,128)**	**250**	**(265)**	**(1,143)**

[1] Interdivision transactions are carried out under near-market conditions.
[2] Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements.
[3] Including impact of leased vehicles:

(€ MILLION)	AUTOMOBILE	SALES FINANCING	GROUP TOTAL
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(876)	(130)	(1,006)
DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT	767	144	911

CONSOLIDATED CASH FLOW STATEMENTS BY DIVISION (€ MILLION)

	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
2006				
NET INCOME	2,603	312	45	2,960
CANCELLATION OF UNREALISED INCOME AND EXPENSES:				
Depreciation and amortisation	*2,817*	*86*	*(68)*	*2,835*
Share in net income (loss) of associates	*(2,272)*	*(5)*	-	*(2,277)*
Dividends received from associates	*602*	-	-	*602*
Other unrealised income and expenses [2]	*(487)*	*32*	*25*	*(430)*
CASH FLOW	**3,263**	**425**	**2**	**3,690**
DECREASE / (INCREASE) IN SALES FINANCING RECEIVABLES	-	524	(1)	523
NET CHANGE IN SALES FINANCING FINANCIAL ASSETS AND DEBTS	-	(1,935)	(6)	(1,941)
DECREASE / (INCREASE) IN WORKING CAPITAL [2]	281	70	(37)	314
CASH FLOWS FROM OPERATING ACTIVITIES	**3,544**	**(916)**	**(42)**	**2,586**
PURCHASES OF INTANGIBLE ASSETS	(1,129)	(3)	-	(1,132)
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT [3]	(3,340)	(193)	21	(3,512)
DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES [3]	884	268	-	1,152
ACQUISITION OF INVESTMENTS, NET OF DISPOSALS AND OTHER	23	2	-	25
NET DECREASE / (INCREASE) IN OTHER SECURITIES AND LOANS OF THE AUTOMOBILE DIVISION [3]	421	-	2	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,141)**	**74**	**23**	**(3,044)**
CASH FLOWS WITH SHAREHOLDERS	(719)	(14)	1	(732)
NET CHANGE IN FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	966	-	26	992
CASH FLOWS FROM FINANCING ACTIVITIES	**247**	**(14)**	**27**	**260**
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	**(198)**

[1] Interdivision transactions are carried out under near-market conditions.
[2] Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements.
[3] Including impact of leased vehicles:

(€ MILLION)	AUTOMOBILE	SALES FINANCING	GROUP TOTAL
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(969)	(165)	(1,134)
DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT	685	268	953

[4] In 2006, this includes a €135 million gain on the sale of Scania shares.

INFORMATION BY GEOGRAPHIC AREA (€ MILLION)

	FRANCE	EUROPE	EUROMED	ASIA-AFRICA	AMERICA	TOTAL CONSOLIDATED
2007						
REVENUES	13,105	17,342	4,310	2,757	3,168	40,682
CAPITAL EXPENDITURE	3,238	598	408	266	134	4,644
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES	11,363	2,559	1,751	756	682	17,111
OTHER OPERATING ASSETS [1]	5,130	3,060	813	577	810	10,390
2006						
REVENUES	13,643	17,950	3,733	2,689	2,317	40,332
CAPITAL EXPENDITURE	2,961	865	373	283	162	4,644
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES	10,928	2,737	1,526	735	662	16,588
OTHER OPERATING ASSETS [1]	4,779	2,941	766	331	637	9,454
2005						
REVENUES	13,753	18,889	3,396	2,130	2,078	40,246
CAPITAL EXPENDITURE	2,607	861	362	90	98	4,018
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES	10,469	2,778	1,297	546	573	15,663
OTHER OPERATING ASSETS [1]	5,871	3,123	541	272	518	10,325

[1] Other operating assets include inventories, Automobile receivables and other current assets.

Consolidated revenues are presented by location of customers.
Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

SHAREHOLDERS' MEETING NOTICE

MIXED GENERAL MEETING

RECEIVED
2008 SEP 15

C2

[illegible]

AT: CNIT 2, PLACE DE LA DÉFENSE - 92053 PARIS LA DÉFENSE


RENAULT

RENAULT

(www.renault.com)

Labrador 00 33 1 53 06 30 80 Photo credits: cover: Thomas Von Salomon - p. 3: R. Kalvar - p. 4, 8, 22, 30: BLM Studio, S. de Bourgies

SUMMARY

LETTER TO THE SHAREHOLDERS





Dear Shareholder,

The Annual General Meeting, with the presence of the members of the Board of directors and the Group's senior executives, is a privileged time for Renault and its shareholders to communicate. This General Meeting will enable you to be informed of our Group's results and its prospects for the future. It will provide you with the possibility of asking questions and to vote on the resolutions which are submitted for your approval.

We are extremely desirous that you take part in this meeting personally. If you are not able to attend, you can either vote by correspondence or appoint your spouse or any other shareholder as your proxy. You can also authorise the Chairman of the Board of directors, who will chair the meeting, to vote in your name.

At midway through the Renault Commitment 2009 plan, and thanks to the contributions made by all of Renault's staff, your Group is in line with the trajectory that it has fixed for itself.

In accordance with the Group's commitment to ensure that your interests are associated with the Plan, the dividend submitted for your approval amounts to 3.80 euros per share for the 2007 financial year. It is up by 22.6% compared to the dividend for the 2006 financial year.

We thank you in advance for the confidence that you place in the Group and for your close attention to the resolutions.

Louis Schweitzer

Carlos Ghosn



HOW TO PARTICIPATE IN THE GENERAL MEETING?

HOW TO PARTICIPATE IN THE GENERAL MEETING?

TO PARTICIPATE

Renault's General Meeting will convene on 29 April 2008 at CNIT*, 2 place de La Défense 92053 Paris La Défense at 3 p.m. sharp. The General Meeting is organised to be a true forum for debate with shareholders. In order to attend and to vote, you must hold Renault shares and provide proof that you are a shareholder. You can attend the General Meeting in person, or vote by correspondence or have yourself represented by a proxy. In all cases, please use the form enclosed with this call to the meeting in order to state your choice.

(*) *See map for access on page 43.*

PRIOR FORMALITIES TO BE COMPLETED TO ATTEND THE GENERAL MEETING

You may attend the General Meeting in person and take part in votes, no matter how many Renault shares you own.

If you hold **registered shares** (registered shares account, administered account or units in the "FCPE Actions Renault" investment fund), your shares must be registered in your name at midnight (0:00 a.m. Paris time) on the third business day preceding the General Meeting.

If you hold **bearer shares,** you must have a shareholding certificate drawn up by the financial intermediary who manages your securities account, in order to prove that you are a shareholder on the third business day preceding the General Meeting at midnight (0:00 a.m. Paris time).

FOR YOUR INFORMATION

- In the following pages, you will find information about the activity and results of the Group together with a presentation of the resolutions which are being put to the vote.
- In addition, you may request the sending of the 2007 annual report, the reference document filed with the *Autorité des marchés financiers* [French financial markets authority] which is available on our website at www.renault.com, the Board of directors' report in extraordinary matters and the company's financial statements, in French or in English. To have this information sent to you, just complete the form entitled **"request for the sending of documents and information"** and return it in the enclosed freepost envelope.
- Moreover, in accordance with the Transparency Directive in force since 20 January 2007, you may consult the "Regulated Information" section including the Chairman's report on the work of the Board of directors and Internal Control procedures, together with a press release giving details about the manner in which preparatory documents for the General Meeting are placed at your disposal.
- Finally, you can examine the documents which will be provided to the General Meeting by consulting them at Renault's registered offices.

Renault
13-15, quai Alphonse-Le-Gallo
92512 Boulogne-Billancourt Cedex

N.B.: for any complementary information, see page 43.

IF YOU WISH TO ATTEND THE GENERAL MEETING

In order to vote

You are a Renault shareholder on the date of the General Meeting. How should you complete the enclosed form?

IF YOUR SHARES ARE REGISTERED SHARES

("pure" registered shares or administered account or units in the "FCPE Actions Renault" investment fund)

- Tick **box A** of the form.
- Date and sign the form at the bottom.
- Return the form using the enclosed freepost envelope.

The form must be received on midday (12:00 hours, Paris time) on 25 April at the latest.

You will receive an entry pass(*).

IF YOUR SHARES ARE BEARER SHARES

- Tick **box A** on the form.
- Date and sign the form at the bottom.
- Return the form, together with a certificate of share ownership provided by your financial intermediary, using the enclosed freepost envelope.

The form must be received on midday (12:00 hours, Paris time) on 25 April at the latest.

You will receive an entry pass*.

Come to the meeting on 29 April, with your entry pass, at:
CNIT, 2 place de La Défense – 92053 Paris La Défense.

*(*) If you do not have time to apply for your entry pass, or if you haven't received it on the day of the General Meeting, you will nevertheless be able to enter the meeting as **holder of registered shares** or as holder of units in the "FCPE Actions Renault" investment fund, simply by presenting proof of identity at the welcome desk provided for this purpose at the General Meeting venue.*

*If you are **holder of bearer shares**, you may attend the General Meeting on presenting proof of identity and a shareholding certificate.*

IF YOU WISH TO BE REPRESENTED AT THE GENERAL MEETING

YOU WISH TO APPOINT THE CHAIRMAN OF THE GENERAL MEETING AS YOUR PROXY

- Tick **boxes B** and **1** on the form.
- Date and sign the form at the bottom.
  Your votes will be added to those of the Chairman.

You have voted.

YOU WISH TO VOTE BY CORRESPONDENCE

- Tick **boxes B** and **2** on the form.
- You should then mark your votes.
  If you wish to vote "against" a resolution, or "abstain" (abstention is also counted as a vote against) blacken out the box corresponding to the number of the resolution in question.
- If you do not blacken out any box then this will count as a vote "for" each resolution.
- Date and sign the form at the bottom.

You have voted.

YOU WISH TO APPOINT YOUR SPOUSE OR ANOTHER SHAREHOLDER AS YOUR PROXY

- Tick **boxes B** and **3** on the form.
- State the identity (surname and forename) of the person who will represent you.
- Date and sign the form at the bottom.

You have voted.

If your shares are registered shares or units in the "FCPE Actions Renault" investment fund
Return the form using the enclosed freepost envelope.
If your shares are bearer shares
Return the form, together with a certificate of share ownership provided by your financial intermediary, using the enclosed freepost envelope.

The form must be received at midday (12:00 hours, Paris time) on 25 April at the latest.

HOW DO I COMPLETE THE VOTING FORM?

If you want to attend the AGM in person, check Box A to receive an admission ticket.

If you intend to vote by post or send a representative, check Box B and fill in one of the three squares below.

If you own bearer shares:
As Renault doesn't know the number of shares you own, you are required to include a participation certificate that your shares have been deposited with your broker or financial intermediary.



If you are giving your proxy to the Chairman.

If you are giving your proxy to your spouse or another shareholder.

Please enter your full name and address (or check that the information below is correct).

If you are voting by post.

Fill in this box in the event that the resolutions are presented and not approved by the Board of Directors.

To be completed if any amendments or new resolutions are presented during the meeting.

In all cases, **don't forget to date and sign this form.**

For any further information, please consult our website www.renault.com, section finance.

Please do not send your form directly to Renault but to:
LINEDATA Services
RENAULT AG 29 04 08
Autorisation 92516
92169 ANTONY Cedex, France



RESOLUTIONS

AGENDA OF THE MIXED (JOINT ORDINARY AND EXTRAORDINARY) GENERAL MEETING OF 29 APRIL 2008

AS ORDINARY GENERAL MEETING:

- Approval of the consolidated financial statements for the 2007 financial year. *(1st resolution)*
- Approval of the company's financial statements for the 2007 financial year. *(2nd resolution)*
- Appropriation of the results for 2007. *(3rd resolution)*
- Agreements referred to in Article L. 225-38 of the Commercial Code. *(4th resolution)*
- Renewal of a director's term of office. *(5th resolution)*
- Renewal of a director's term of office. *(6th resolution)*
- Appointment of a new director. *(7th resolution)*
- Renewal of the terms of office of the Statutory Auditors. *(8th resolution)*
- Renewal of the terms of office of the Statutory Auditors. *(9th resolution)*
- Report by the Statutory Auditors on elements used to determine the remuneration of redeemable shares. *(10th resolution)*
- Authorisation for the Company to trade in its own shares on the stock market. *(11th resolution)*

AS EXTRAORDINARY GENERAL MEETING:

- Authorisation to cancel holdings of the company's own shares. *(12th resolution)*
- Authorisation given to the Board of directors to grant options for subscription to or purchase of Renault shares to certain employees. *(13th resolution)*
- Capital increase by the issue of shares reserved to employees. *(14th resolution)*
- Amendments of Articles 11.1 B and 11.1. C of the Articles of Association in order to reduce the terms of office of the directors appointed by employees and of the director representing the employee shareholders to 4 years. *(15th resolution)*
- Amendment of Article 28 of the Articles of Association in order to provide for electronic voting prior to the General Meeting. *(16th resolution)*
- Amendment of Article 11 of the Articles of Association in order to provide for an age limit to holding office as director. *(17th resolution)*

AS ORDINARY GENERAL MEETING:

- Appointment of a new director. *(18th resolution)*
- Powers for formalities. *(19th resolution)*

PRESENTATION OF THE RESOLUTIONS

Nineteen resolutions are being submitted to the Mixed General Meeting which will be convened on 29 April 2008.

The Board, first of all, proposes the adoption of eleven resolutions by the Ordinary General Meeting:

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF THE RESULTS

The **first two resolutions** deal with the approval of the consolidated financial statements and RENAULT's financial statements for the 2007 financial year.

The presented accounts have been drawn up in accordance with regulations in force, using IFRS (International Financial Reporting Standards) for the consolidated financial statements and in compliance with French statutory and regulatory provisions for the company's own annual financial statements.

The **third resolution** deals with the appropriation of the company's results for the 2007 financial year and the payment of dividends. It is proposed that the shareholders approve the distribution of a dividend of 3.80 euros, for payment in cash on 15 May 2008.

Following growth of more than 33% for the 2005 financial year and 29% for 2006, the dividend for the 2007 financial year will increase by 22,6%. Considering the number of shares in circulation, this distribution corresponds to a total amount of 1,082,761,048.40 euros. It will therefore comply with Renault's dividend distribution policy as announced in the framework of the Renault Commitment 2009 plan, which aims for a linear increase in the dividend from 1.80 euros in 2005 to a target of 4.50 euros in 2009.

REGULATED AGREEMENTS

In the **fourth resolution,** you are asked to approve the company's regulated agreements - conventions which are concluded by Renault with its senior executives or directors, or with another company having the same senior executives or directors - which have given rise to a report drafted by the Statutory Auditors. According to French law, such report must be approved each year, although no agreements have been concluded during the considered financial year.

That having been recalled, you are informed that no regulated agreements were concluded over the 2007 financial year.

RENEWAL OF THE TERM OF OFFICE OF TWO DIRECTORS

The **fifth and sixth resolutions** ask you to approve the renewal of the terms of office of two members of the Board of directors for a new term of four year. These terms of office will expire at the end of the General Meeting which votes on the accounts of the financial year ending on 31 December 2011. The following directors would thus be reappointed:

Mrs Catherine Bréchignac, 61 years old, sits in her capacity as representative of the State. She is President of the CNRS and a member of the International Strategy Committee.

Mr Charles de Croisset, 64 years old, is Vice-Chairman of Goldman Sachs Europe and a member of the Accounts and Audit Committee.

Mr Charles de Croisset meets the independence criteria set out in the AFEP/MEDEF 2003 report, as he has no ties of any nature whatsoever with Renault.

APPOINTMENT OF A DIRECTOR

The **seventh resolution** asks you to:

appoint Mr Jean-Pierre Garnier to replace Mr François de Combret, who does not wish to be reappointed, for a new term of four years which will expire at the end of the General Meeting which votes on the accounts of the financial year ending on 31 December 2011.

Mr Jean-Pierre Garnier, 60 years old, is Chairman and Chief Executive Officer of GlaxoSmithKline.

We would also inform you in advance that in the **eighteenth resolution**, you will be asked, subject to the adoption of the seventeenth resolution which adds an age limit for directors in the Articles of Association, to appoint Mr Thierry Desmarest, currently Chairman of the Board of directors of Total, as director to replace Mr Henri Martre.

Mr Desmarest and Mr Garnier meet the individual qualities which Renault expects of a director, namely: their experience in industry, their understanding of the economic and financial world, their international outlook, their courage to adopt a position even if that puts them in the minority, their integrity and their faithfulness. The competence, the personality and the international experience of the latter would constitute a precious contribution to the Board.

Additionals information about the positions held by the Directors is presented on page 20, 21, 24, 25, 26 of this document and taken up in Chapter 4, Part 1 of the registration document. Moreover, the www.renault.com website under the finance tab will give you access to the whole information relating to the General Meeting.

RENEWAL OF THE TERMS OF OFFICE OF THE PRINCIPAL AND SUBSTITUTE STATUTORY AUDITORS

The **eighth and ninth** resolutions concern the renewal of the terms of office of Ernst&Young Audit and Deloitte & Associés, principal Statutory Auditors, and Mr Gabriel Galet and Beas, substitute Statutory Auditors, for a new period of 6 years, i.e. until the end of the General Meeting deciding on the accounts for the financial year ending on 31 December 2013.

It should be noted that in 2007, Mr Aymeric de la Morandière succeeded to Mr Jean-François Bélorgey as signatory for Ernst & Young Audit, in accordance with corporate governance standards for the rotating of signatories for firms of Statutory Auditors.

STATUTORY AUDITORS' REPORT ON REDEEMABLE SHARES

The **tenth resolution** proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the remuneration of redeemable shares, including in particular its variable part tied to the development of Renault's consolidated turnover in 2007 as determined by constant methods with reference to a constant structure.

The coupon which will be paid to bearers of Renault redeemable shares on 24 October 2008 will amount to 20.96 euros, comprising a fixed part of 10.29 euros and a variable part of 10.67 euros.

AUTHORISATION FOR THE BOARD TO PURCHASE THE COMPANY'S OWN SHARES

Over 2007, your Company acquired 2,136,650 shares pursuant to the authorisation granted by the General Meeting of 2 May 2007. As at 31 December 2007, the portfolio contained 7,555,139 shares; this holding of Company's own share capital was equivalent to 2.65% of the company's share capital. Shares held as Company's own share capital are not entitled to dividends or voting rights.

In the **eleventh resolution,** you are asked to authorise the Board of directors to put a programme into place for the acquisition of the company's own shares under those conditions and with those objectives laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting. This resolution provides that share acquisitions cannot be made during a takeover bid, except with strict compliance with the conditions defined by the General Regulations of the Autorité des marchés financiers (AMF), and solely in order to allow the Company to perform its prior commitments.

The presented resolution provides for a maximum purchase price of 150 euros per share, plus acquisition costs.

The maximum number of shares that may be acquired is limited to 10% of the share capital and the maximum amount of funds which may be invested in purchasing these shares is 2.9 billion euros.

A document entitled "programme description", describing the terms of these purchases can be consulted on the renault.com website under the finance tab. Moreover, in accordance with the Transparency Directive which entered into force on 20 January 2007, this information is published in the "Regulated Information" section on said website.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to decide on the accounts for the 2008 financial year.

Next, six resolutions are within the powers of the Extraordinary General Meeting:

AUTHORISATION GIVEN TO THE BOARD TO REDUCE THE SHARE CAPITAL BY CANCELLING SHARES

In the **twelfth resolution**, it is proposed that the General Meeting authorise the Board, for a period of 18 months, to reduce the registered capital by cancelling shares acquired in the programme for the purchase of the company's own shares. The terms for these acquisitions are those defined in the eleventh resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

This authorisation will cause any prior authorisation of the same nature to lapse, with respect to any unused amounts thereunder.

The power to cancel shares was used by the Board of directors at its meeting of 12 February 2008 in order to cover the stock dilution associated with the exercise of stock options following the death of their beneficiaries. This cancellation did not cause any amendment to the Articles of Association insofar as shares held as Company's own share capital, initially allocated to cover the stock options plans and consequently unallocated due to the cancellation of the corresponding options (resignation of the beneficiaries, etc.), were used.

CAPITAL INCREASE

AUTHORISATION GIVEN TO THE BOARD OF DIRECTORS TO GRANT OPTIONS FOR SUBSCRIPTION TO OR PURCHASE OF RENAULT SHARES TO CERTAIN EMPLOYEES

The **thirteenth resolution** is intended to allow Renault to attract and heighten the loyalty of members of staff by granting them access to the share capital.

This resolution enters in line with the resolution adopted by the General Meeting on 4 May 2006, which authorised a total amount of options for purchase of or subscription to shares, representing a maximum of 3.80% of the share capital over a period of 38 months.

Your Company has made the exercise of stock options together with the acquisition of gratuitous shares (bonus share issues) subject to the attainment of individual and collective performance criteria in the framework of the *Renault Commitment 2009* medium-term plan, and on an annual basis.

For employees other than senior management, the performance criteria are based on meeting our collective commitment regarding the company's operating margin (for 50% of the awards), and on individual performance conditions (for 50% of the awards). The individual performance indicators are associated, in quantity and/or quality, with each function or business segment which contributes to performance.

These criteria, deployed within the Group, are also applicable to senior management, it being specified that the annual plan for 2008 integrated, in addition to the operating margin criterion weighing in for 35%, a new indicator associated with the company's net earnings, for 15%. Senior management's individual performance criteria are very closely connected with the commercial, industrial, financial or economic performance of the Group, and the performance of the Regions for the Regional Leaders.

This constitutes a veritable tool for management, making it possible to tie individual and collective performance closer together.

The purpose of the **thirteenth resolution** is therefore to ensure the continuity of this policy for the grant of stock options to all of the employees in order to cover a 2009 Annual Plan, since the total number of options authorised by the previous General Meeting on 4 May 2006 has been used in its entirety.

Indeed, on 5 December 2007 the Board of directors, on a proposal by the Remunerations Committee, decided to attribute all of the options still available under the previous authorisation in order to provide a complement to the attributions made in 2006 under the "Renault Commitment 2009" plan. This complement was adopted as part of a vector to encourage employees in strategic sectors of the enterprise to pursue their commitments over and above their targets. These attributions have therefore been made subject to a "super target" portion in certain areas deemed to make a particularly important contribution to the success of the *Renault Commitment 2009 plan.*

In the **thirteenth resolution**, it is proposed that you authorise the Board of directors, for a period of 18 months, to grant, on one or more occasions, options to subscribe to new shares or to purchase existing shares in the Company, to the corporate officers and to certain members of personnel of the Company and of companies and groupings which are affiliated to it under those conditions laid down in Article L. 225-180 of the Commercial Code; this authorisation will cover a number of shares representing a maximum of 0.8% of the shares making up the Company's registered capital on the date of this General Meeting.

Considering the ambitious nature of the performance conditions described above, stock options are increasingly being used as a veritable tool in order to have the interests of the beneficiaries converge with those of the shareholders; this is therefore a manner of sharing the same confidence in the strong and long-lasting development of the enterprise.

AUTHORISATION TO PROCEED WITH A CAPITAL INCREASE BY THE ISSUE OF SHARES RESERVED TO EMPLOYEES

As this Extraordinary General Meeting is being called upon to decide on authorisation granted to the Board to attribute stock options, including notably subscription options which if exercised will increase the Company's registered capital, then in accordance with Article L. 225-129-6 of the Commercial Code we are asking the General Meeting to adopt a resolution concerning a capital increase reserved to employees in the framework of Articles L. 443-1 and L. 443-5 of the Employment Code on employee shareholding, and Articles L. 225-138 and L. 225-138-1 of the Commercial Code. This **fourteenth resolution** grants your Board power to proceed, on one or more occasions, with a capital increase reserved to employees who are members of a company savings scheme, by issuing new shares and, where applicable, the award of bonus shares, within a limit of 4% of the amount of shares making up the registered capital.

The authorisation given by the Mixed General Meeting on 2 May 2007 to proceed with capital increases reserved to employees, within a limit of 4% of the share capital, has not been used.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In the **fifteenth, sixteenth** and **seventeenth resolutions**, and in accordance with good corporate governance practice, you are asked to approve amendments to the Articles of Association, for the purposes of:

- reducing the terms of office of directors elected by employees and a director representing the employee shareholders from 6 to 4 years, in line with all of the other directors *(amendment of Article 11 of the Articles of Association);*
- specifying, pursuant to the Decree of 11 December 2006, the terms for electronic voting and in particular the identification methods *(amendment of Article 28 of the Articles of Association)*;
- fixing an age limit in the Articles of Association applicable to directors; the age limit for directors will henceforth be fixed at 80 years old.

Finally, the Board proposes the adoption of two resolutions by the Ordinary General Meeting:

APPOINTMENT OF A NEW DIRECTOR

As mentioned earlier, in the **eighteenth resolution** it is proposed to apply, subject to its adoption, the seventeenth resolution concerning the insertion of an age limit of 80 applicable to the directors.

You are therefore asked to appoint Mr Thierry Desmarest to replace Mr Henri Martre, for a term of office of four years, which will expire at the end of the General Meeting called to decide on the accounts of the financial year ending 31 December 2011.

Mr Thierry Desmarest, 62 years old, is Chairman of the Board of directors of Total.

FORMALITIES

The **nineteenth resolution** is a standard resolution granting powers necessary to proceed with publication and other formalities.

RESOLUTIONS

AS ORDINARY GENERAL MEETING:

FIRST RESOLUTION

APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The General Meeting, having examined the management report from the Board of directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December 2007, hereby approves the consolidated financial statements as they have been presented to it, drawn up pursuant to Articles L. 233-16 et seq. of the Commercial Code, showing net profits of 2,734,000,000 euros.

SECOND RESOLUTION

APPROVAL OF THE COMPANY'S FINANCIAL STATEMENTS

The General Meeting, having examined the management report from the Board of directors and the report of the Statutory Auditors on the accounts of the financial year ended 31 December 2007, hereby approves, as they have been presented, the accounts for this financial year showing profits of 1,096,322,118.14 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

THIRD RESOLUTION

APPROPRIATION OF THE RESULTS

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	€1,096,322,118.14
Allocation to the statutory reserve	/
Remainder	€1,096,322,118.14
Previous carry forward	€7,119,403,130.95
Distributable profits for the financial year	€8,215,725,249.09
Dividends	€1,082,761,048.40
New carry forward	€7,132,964,200.69

A net dividend of 3.80 euros will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to the following where the recipients are natural persons domiciled in France:

on the one hand, a tax allowance of 40%, (in accordance with Article 158-3-2° of the French General Tax Code);

on the other hand, a fixed annual allowance of €1,525 for persons who are unmarried, divorced, married with separate taxation or widowed, or €3,050 for persons who are married and subject to joint taxation or in a civil union and subject to joint taxation (pursuant to the provisions of Article 158-3-5 of the General Tax Code).

Instead of progressive rates of income tax, the beneficiary may opt for the fixed deduction of 18%. In this case, the aforementioned allowances shall no longer be applicable.

The dividend shall be payable on May 15, 2008.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting acknowledges that, over the last three financial years, the following dividends have been paid out.

FINANCIAL YEAR	DIVIDEND PER SHARE	TAX CREDIT	OVERALL INCOME PER SHARE
2004	1.80	no tax credit	/
2005	2.40	no tax credit	/
2006	3.10	no tax credit	/

FOURTH RESOLUTION

AGREEMENTS REFERRED TO IN ARTICLE L 225-38 OF THE COMMERCIAL CODE

The General Meeting, after having heard the reading of the report of the Statutory Auditors on agreements referred to in Article L. 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements which may be referred to therein.

FIFTH RESOLUTION

RENEWAL OF A DIRECTOR'S TERM OF OFFICE

The General Meeting hereby renews the term of office of Mrs Catherine Bréchignac, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2011.

SIXTH RESOLUTION

RENEWAL OF A DIRECTOR'S TERM OF OFFICE

The General Meeting hereby renews the term of office of Mr Charles de Croisset, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2011.

SEVENTH RESOLUTION

APPOINTMENT OF A NEW DIRECTOR

The General Meeting hereby appoints Mr Jean-Pierre Garnier as director to replace Mr François de Combret, whose term of office has expired and who does not seek reappointment, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2011.

EIGHTH RESOLUTION

RENEWAL OF THE TERMS OF OFFICE OF THE STATUTORY AUDITORS

The General Meeting, after having heard the report of the Board of directors, hereby decides to renew for a period of six financial years, i.e. until the end of the General Meeting deciding on the accounts for the financial year ending on 31 December 2013, the terms of office of the principal and substitute Statutory Auditors:

- **Principal Statutory Auditors:**
  Ernst & Young Audit
  11, allée de l'Arche
  92400 Courbevoie
- **Substitute Statutory Auditors:**
  Mr Gabriel Galet
  11, allée de l'Arche
  92400 Courbevoie

NINTH RESOLUTION

RENEWAL OF THE TERMS OF OFFICE OF THE STATUTORY AUDITORS

The General Meeting, after having heard the report of the Board of directors, hereby decides to renew for a period of six financial years, i.e. until the end of the General Meeting deciding on the accounts for the financial year ending on 31 December 2013, the terms of office of the principal and substitute Statutory Auditors:

- **Principal Statutory Auditors:**
  Deloitte & Associés
  185, avenue Charles de Gaulle
  92200 Neuilly-sur-Seine
- **Substitute Statutory Auditors:**
  BEAS
  7-9, Villa Haussaye
  92200 Neuilly-sur-Seine

TENTH RESOLUTION

REPORT BY THE STATUTORY AUDITORS ON ELEMENTS USED TO DETERMINE THE REMUNERATION OF REDEEMABLE SHARES

The General Meeting takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of redeemable shares.

ELEVENTH RESOLUTION

AUTHORISATION FOR THE COMPANY TO TRADE IN ITS OWN SHARES ON THE STOCK MARKET

The General Meeting, having examined the report from the Board of directors, authorises the Board of directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- (i) use all or part of the shares acquired in order to cover stock option plans or other forms of allotment to the employees and senior managers of the Company and of its group, under those terms and conditions laid by law (including in particular for the gratuitous allotment of shares);
- (ii) cancel them, subject to the adoption of the twelfth resolution by the Mixed General Meeting;
- (iii) deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- (iv) animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charter recognised by the *Autorité des Marchés Financiers* [French Financial Markets Authority];
- (v) use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of any external growth operations.

The acquisition, sale, transfer or exchange of these shares may be undertaken by all means in compliance with regulations in force, including in over-the-counter sales and by block of shares, and through the use of financial derivatives and the use of option-based strategies (purchase and sale of call and put options, and all combinations thereof in compliance with regulations in force), and at such times as the Board of directors may think fit.

At the time of a public takeover bid, these transactions may only be carried out in strict compliance with the conditions of Article 232-17 of the General Regulations of the *Autorité des Marchés Financiers*, in order to allow the Company to meet its prior commitments, and solely:

- if, on the one hand, the takeover bid for Renault shares is fully paid in cash;
- and if, on the other hand, the acquisition transactions (a) are carried out in the continuation of a programme which is already under way, (b) enter within the objectives set out above in points (i) to (iii) and (v), and (c) are not liable to cause the bid to fail.

The General Meeting hereby fixes the maximum purchase price at 150 euros per share plus acquisition costs, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand, it being recalled that this limit applies to an amount of the Company's share capital as adjusted, where applicable, to take account of any transactions affecting the registered capital after this General Meeting. The total amount that the Company may use for the purchase of its own shares may not exceed 2.9 billion euros.

The number of shares acquired by the Company with a view to their conservation or exchange in the context of a merger, spin-off or capital contribution may not exceed 5% of its share capital.

In the event of a capital increase by incorporation of reserves, gratuitous allocation of shares or increase of the par value of shares, or in the event of either a stock split or reverse split, or any other transaction concerning shareholders' equity, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

The General Meeting notes that the shareholders shall be informed, at the next annual General Meeting, of the precise allocation of acquired shares to the various pursued aims for all acquisitions of the company's own shares.

The General Meeting decides that this authorisation may also be used for a share price guarantee procedure, in compliance with regulations in force.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of directors, with the possibility of sub-delegation, in order to make all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

AS EXTRAORDINARY GENERAL MEETING:

TWELFTH RESOLUTION

AUTHORISATION TO CANCEL HOLDINGS OF THE COMPANY'S OWN SHARES

The General Meeting, having examined the report from the Board of directors and the special report of the Statutory Auditors, authorises the Board of directors, pursuant to Article L. 225-209 of the Commercial Code, with the possibility to sub-delegate such authorisation:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorisation granted in the eleventh resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital by applying the amount of the difference between the redemption value of the shares and their par value against any issue premium item or reserve item in the accounts;
- to amend the Articles of Association as a consequence and fulfil all necessary formalities.

This authorisation has been granted for a period which shall end at the next annual General Meeting called to approve the accounts, without however exceeding a maximum duration of eighteen months.

THIRTEENTH RESOLUTION

AUTHORISATION GIVEN TO THE BOARD OF DIRECTORS TO GRANT OPTIONS FOR SUBSCRIPTION TO OR PURCHASE OF RENAULT SHARES TO CERTAIN EMPLOYEES

The General Meeting, after having examined the report from the Board of directors and the special report of the Statutory Auditors, hereby authorises the Board of directors, pursuant to Article L. 225-177 of the Commercial Code, to grant, on one or more occasions, in favour of some employees of the Company and of the companies and groupings which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The General Meeting, in addition, hereby authorises the Board of directors, pursuant to Article L. 225-185 of the Commercial Code, to grant said options to the Chief Executive officer and, if any, to the Deputy Chief Executives.

The Board of directors shall have a period not exceeding eighteen months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 0.8% of the amount of the shares making up the registered capital on the date hereof.

Moreover, the General Meeting hereby takes note that, pursuant to Article L. 225-178 of the Commercial Code, this authorisation includes, for the beneficiaries of options for subscription, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

As of the date of attribution of stock options by the Board of directors, the beneficiaries of these options shall have a minimum period of four years and a maximum of eight years in order to exercise this option. After this period has expired, the stock option shall lapse definitively.

The following may not benefit from stock options: company officers and members of staff of the Company and of Groupings which are connected under those conditions referred to in Article L. 225-180 of the Commercial Code, who hold more than 10% of the registered capital of the Company.

The price to be paid on exercise of a subscription and/or purchase option by the beneficiaries shall be determined on the date on which the stock options are granted by the Board of directors. The subscription and/or purchase price for the shares shall be fixed by the Board of directors on the date on which the options are granted, within those limits and according to those terms laid down by law, it being specified that the Board of directors may not apply any rebate or discount and the price shall therefore be at least equal to the average of the weighted average list price over the twenty stock market sessions preceding the date on which the option is granted.

No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

No option may be granted:

- within a period of ten stock market sessions preceding and following the date on which the consolidated financial statements, or in their absence the company's financial statements, were made public;
- during the period between the date on which the corporate decision-making bodies became aware of information which, if it were made public, could have a significant effect on the market price of Renault shares, and the date which follows ten stock market sessions after the date on which said information was made public.

The General Meeting hereby expressly makes the attribution and/or exercise of purchase or subscription options conditional upon individual and collective performance criteria in the framework of putting the Company's medium-term plan into effect.

In the event of departure from the company, and in the absence of a decision to the contrary, the employee will lose the benefit of purchase or subscription options attributed to him or her which have not been exercised.

The Board of directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to fix the date of opening and exercising of options;
- to adopt the list of beneficiaries;
- to assess compliance with the performance criteria defined by this General Meeting, according to which the options shall be granted, and to add any conditions and criteria that it deems fit; to fix the quantities of shares to which such conditions will apply;
- to decide on the conditions under which the price or number of shares may be adjusted in order to take account of financial operations undertaken by the Company and, where necessary, the conditions under which the exercise of options may be suspended;
- to draw up the regulations for the stock option plan or the notice which shall fix the purchase price and terms under which the beneficiaries of these options may exercise their rights;
- to proceed with all acts and formalities in order to finalise the corresponding capital increase(s) arising under the authorisation provided in this resolution, and to make the correlative amendments to the Articles of Association;
- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

This authorisation terminates all prior authorisations having the same subject-matter.

The Board of directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

FOURTEENTH RESOLUTION

CAPITAL INCREASE BY THE ISSUE OF SHARES RESERVED TO EMPLOYEES

The General Meeting, deciding under the quorum and majority conditions required for extraordinary general meetings and in the framework of Articles L. 443-1 et seq. of the Employment Code and Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the Commercial Code, having examined the report from the Board of directors and the special report from the Statutory Auditors:

1. terminates, as of this General Meeting, the authorisation granted to the Board of directors by the Mixed General Meeting of 2 May 2007, in the framework of the eighteenth resolution;
2. delegates to the Board of directors all powers necessary in order to proceed with a capital increase within a limit of 4% of the share capital, on one or more occasions, by its simple decision alone, through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of (i) an enterprise-level company savings scheme, or (ii) a group-level company savings scheme, who are employees or corporate officers of the Company or of a French or foreign company in the group which is tied to the group within the meaning of Article L. 225-180 of the Commercial Code and Article L. 444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;
3. decides to exclude the preferential subscription rights of shareholders, in favour of said beneficiaries;
4. decides that the Board of directors may provide for the gratuitous attribution of shares or other securities granting access to the Company's share capital, it being understood that the total advantage arising from such attribution and, where applicable, from the company's complementary contribution and discount on the subscription price, may not exceed the statutory or regulatory limits;
5. decides that:
   - the subscription price for new shares may neither be higher than the average of the opening price quoted in the last twenty stock-market sessions preceding the date of the meeting of the Board of directors fixing the dates of beginning of subscriptions, nor more than 20% less than said average or 30% less, respectively, for the case of a savings scheme or voluntary partnered employees' savings scheme,
   - the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of directors in order to implement this delegation of powers, including in particular:

- to decide on and fix the terms of the issue and attribution of gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorisation granted above;
- to decide on the amount to issue, the issue price, and the terms of each issue;
- to determine the dates for the beginning and end of the subscription period;
- to fix, within statutory limits, the period granted to subscribers in order to pay up shares and, where applicable, other securities providing entitlement to the share capital of the Company;

to determine the date, which may be retroactive, for possession and entitlement to dividends for the new shares and, as applicable, the other securities providing entitlement to the share capital of the Company;

to determine the terms and conditions of operations to be undertaken pursuant to this authorisation and to request the listing of the created securities on the stock market wherever it may decide.

The Board of directors shall also have all powers, with the right to sub-delegate such powers, in order to observe formally the capital increases up to the amount of the shares actually subscribed to, proceed with the correlative amendment of the Articles of Association, accomplish, either directly or though an agent, all operations and formalities as are connected to the capital increases by its simple decision, and, where it deems it fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct the necessary sums from said amount in order to increase the statutory reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that is otherwise necessary.

This authorisation granted to the Board of directors, with the power to sub-delegate as necessary, shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2009 financial year.

FIFTEENTH RESOLUTION

AMENDMENTS OF ARTICLES 11.1 B AND 11.1. C OF THE ARTICLES OF ASSOCIATION IN ORDER TO REDUCE THE TERMS OF OFFICE OF THE DIRECTORS ELECTED BY THE EMPLOYEES AND OF THE DIRECTOR REPRESENTING EMPLOYEE SHAREHOLDERS TO 4 YEARS

The Extraordinary General Meeting, after having examined the report from the Board of directors, decides to reduce the terms of office of the directors elected by the employees and of the director representing employee shareholders to four years, in line with the terms of office of the other directors.

Consequently, the General Meeting hereby decides to amend the Articles of Association.

The second paragraph of Article 11.1 B of the Articles of Association concerning the term of office of directors elected by employees shall be amended as follows:

"Their term of office shall be four years. However this shall cease ipso jure where these representatives no longer fulfil the eligibility requirements provided for in Article L. 225-28 of the French Commercial Code, or again in the event of termination of their employment contract in accordance with Article L. 225-32 of said Code."

The remainder of Article 11.1 B shall remain unchanged.

The second paragraph of Article 11.1 C of the Articles of Association concerning the term of office of directors representing employee shareholders shall be amended as follows:

"His term of office shall be 4 years."

The remainder of Article 11.1 C shall remain unchanged.

The General Meeting approves and adopts all of the provisions of the new version of this subsection.

SIXTEENTH RESOLUTION

AMENDMENT OF ARTICLE 28 OF THE ARTICLES OF ASSOCIATION IN ORDER TO PROVIDE FOR ELECTRONIC VOTING PRIOR TO THE GENERAL MEETING

The Extraordinary General Meeting, after having heard the report by the Board of directors, hereby decides to insert a paragraph concerning pre-General Meeting electronic voting as follows:

"Shareholders may vote by correspondence or give proxy powers according to the terms laid down by law and in regulatory provisions.

On a decision of the board of directors, the shareholders may, in accordance with Article 25 of these Articles of Association, take part in the General Meeting by video conferencing means or vote by any means of telecommunication and teletransmission, including via the Internet, under those conditions laid down in applicable regulations at the time such means are used. This decision shall be communicated in the notice of the meeting published in the Bulletin des Annonces Légales Obligatoires *(BALO).*

Those shareholders who use the electronic voting form proposed on the site for this purpose, within the given deadlines, shall be assimilated to shareholders who are present or represented. The completion and signature of the electronic form may be undertaken on this site by any process decided upon by the Board of directors which meets those conditions defined in the first phrase of the second paragraph of Article 1316-4 of the Civil Code [namely the use of a reliable identification process guaranteeing a connection between the signature and the form], which may in particular consist in the use of a login and password.

The proxy power or the vote which is thereby expressed prior to the General Meeting via such electronic means, as well as the confirmation of receipt which is given, are deemed to be non-revocable writs which may be relied upon against all parties, it being specified that in the event of sales of shares prior to 0:00 hours (Paris time) on the third business day preceding the General Meeting, the company will consequently invalidate or amend, as applicable, the proxy powers or votes expressed prior to that time and that date."

The General Meeting approves and adopts all of the provisions of the new version of this subsection.

SEVENTEENTH RESOLUTION

AMENDMENT OF ARTICLE 11 OF THE ARTICLES OF ASSOCIATION IN ORDER TO PROVIDE FOR AN AGE LIMIT TO HOLDING OFFICE AS DIRECTOR

The Extraordinary General Meeting, after having heard the report by the Board of directors, hereby decides to amend Article 11 of the Articles of Association in order to insert an age limit to holding office as director.

Article 11.A.1 shall therefore be drafted as follows:

"11.1.A The company shall be administered by a Board of directors comprising:

A/ Directors appointed by the Shareholders' General Meeting.

These shall number at least 3 and at most 14.
Directors may be either natural or legal persons. Upon appointment, the latter shall designate a permanent representative who shall be subject to the same

obligations and liabilities as if he were a director in his own name, without prejudice to the joint liability of the legal person he represents".

"Subject to the requirements to be fulfilled on renewal of directors, the term of office of directors shall be four (4) years. This new length of term shall only apply to the terms of office of directors appointed as of 2002. The terms of office of directors appointed prior to 2002 shall end on completion of the period of six years for which they were appointed.

However, where a director is appointed in the place of another director during his term of office, he shall exercise his functions only during the remainder of the term of office of his predecessor.

The term of office of a director shall expire, ipso jure, at the end of the annual General Meeting of shareholders which follows the date on which that director attains 80 years of age.

Moreover, the number of directors exceeding seventy years of age cannot be greater than one third of the number of directors.

A director shall cease to hold office at the end of the Ordinary General Meeting, called to approve the accounts of the ended financial year, that is held during the year in which said director's term of office is to expire.

In the event of one or several vacancies in the Board of directors, due to death or resignation, and notwithstanding that the number of directors remains at least equal to the minimum required by the Articles of Association, the Board of directors may, during the period between any two General Meetings, provisionally appoint one or more new directors to replace those who have died or resigned."

The remainder of this Article shall remain unchanged.

AS ORDINARY GENERAL MEETING:

EIGHTEENTH RESOLUTION

APPOINTMENT OF A NEW DIRECTOR

The General Meeting, subject to the condition precedent of the approval of the seventeenth resolution, hereby appoints Mr Thierry Desmarest as director to replace Mr Henri Martre, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2011.

NINETEENTH RESOLUTION

POWERS FOR FORMALITIES

The General Meeting confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

INFORMATION CONCERNING DIRECTORS WHOSE RENEWALS ARE BEING SUBMITTED TO THE GENERAL MEETING



CATHERINE BRÉCHIGNAC

President of the CNRS

Member of the International Strategy Committee

Number of shares held: [1]

Age: 61 years old.

- **Date of appointment to office:** December 2006.
- **Current mandates and functions:**

  Member of the Institut.

  Chairman of the Board of directors of the *Palais de la Découverte.*

  President elect of the ICSU.

  Member of the *Académie des Technologies.*
- **Mandates and functions held over the last five years but which are no longer held:**

  President of the *Institut d'Optique.*

  Member of the Scientific Board of *Association Franco-Israélienne pour la Recherche Scientifique et Technologique* (AFIRST).

  Member of the Scientific Board of *Cité des Sciences et de l'Industrie.*

  Member of the "Identification Committee" for ERC (European Research Council).

  Distinguished Visiting Scholar Professorship at Georgia-Tech University.



CHARLES DE CROISSET [2]

International Advisor with Goldman Sachs International

Member of the Accounts and Audit Committee

Number of shares held: 1,000.

Age: 64 years old.

- **Date of appointment to office:** April 2004.
- **Current mandates and functions:**

  Chairman of *Fondation du patrimoine.*

  Member of the Board of directors: Bouygues, Thalès.

  Member of the Supervisory Board: Euler & Hermès.

  Auditor: Galeries Lafayette.
- **Mandates and functions held over the last five years but which are no longer held:**

  Chairman and Chief Executive of CCF.

  Chairman of the Supervisory Board: Nobel.

  Executive Director: HSBC Holdings plc.

  Member of the Board of directors: HSBC Bank plc, HSBC CCF, Asset Management Group.

  Member of the Board of directors: HSBC Guyerzeller Bank S.A., HSBC Private Holding S.A. (Suisse).

  Permanent representative of the company SRRE Luxembourg (HSBC group): Company Somarel.

(1) Administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.

(2) Independent director.

INFORMATION CONCERNING DIRECTORS WHOSE APPOINTMENTS ARE BEING SUBMITTED TO THE GENERAL MEETING



JEAN-PIERRE GARNIER

Chief Executive Officer of GlaxoSmithKline

Age: 60 years old.

Current mandates and functions:

Chief Executive of GlaxoSmithKline plc.

Director: Biotechnology Industry Organization.

Director (non executive): United Technologies Corporation.

Eisenhower Exchange Fellowship.

Mandates and functions held over the last five years but which are no longer held:

Chief Executive Officer of Smith Beecham plc.

Director: SmithKline Beecham plc.

Career:

1983: Vice-Président of Marketing, vice-président and Chief executive of the pharmaceutical business and *responsable des ventes et du marketing des médicaments aux Etats-Unis* and Chief Executive of Schering-Plough.

1990: Chief Executive of pharmaceutical business in North America.

1994: Chief executive of the pharmaceutical business SmithKline Beecham.

1995: Chief Operating Officer of SmithKline Beecham.

December 1999: Chief Executive Officer of SmithKline Beecham.

Since 2001: Chief Executive Officer of GlaxoSmithKline.



THIERRY DESMAREST

Chairman of the Board of directors of Total

Age: 62 years old.

Education:

Graduate of *Ecole Polytechnique.*

Graduate of *Ecole Nationale Supérieure des Mines de Paris.*

Current mandates and functions:

Chairman of Total S.A.

Member of the Board of directors of Air Liquide.

Member of the Supervisory Board of Areva.

Member of the Board of directors of Sanofi-Aventis.

Mandates and functions held over the last five years but which are no longer held:

Chief Executive of Total S.A.

Chairman and Chief Executive of Elf Aquitaine.

Career:

1971-1973: Engineer at the Directorate for Mines in New Caledonia.

1973-1975: Mines and Geology Director in New Caledonia.

1975-1978: Technical adviser to the Cabinet of the Minister for Industry.

1978-1980: Technical adviser to the Cabinet of the Minister for the Economy.

1981-1983: Executive Vice President of Total Algeria.

1983-1987: Latin America and West Africa Area Manager for Total Exploration Production.

1988-1989: Managing Director for Americas, France, Far-East of Total Exploration Production and simultaneously Managing Director of the Management and Economy divisions of Total Exploration Production.

1989-May 1995: Chief Executive of Total Exploration Production and Member of the Executive Committee of Total.

January 1995: Chief Executive of the Upstream business division of Total.

June 1995: Chairman and Chief Executive Officer of Total.

June 1999: Chairman and Chief Executive Officer of TotalFina.

March 2000: Chairman and Chief Executive Officer of TotalFinaElf.

May 2003: Chairman and Chief Executive Officer of Total.

February 2007: Chairman of the Board of directors of Total.



CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

RENAULT BOARD OF DIRECTORS AT 12 FEBRUARY 2008*

Louis SCHWEITZER

Chairman of the Board of directors

Carlos GHOSN

President and Chief Executive Officer

Yves AUDVARD

Director appointed by the employees

Michel BARBIER

Director appointed by the employees

Catherine BRÉCHIGNAC

President of the CNRS

Alain CHAMPIGNEUX

Director appointed by the employees

François de COMBRET (1)

Senior Advisor for Union des Banques Suisses

Charles de CROISSET (1)

International Advisor with Goldman Sachs International

Itaru KOEDA

Co-Chairman of the Board of directors and

Executive Vice-Chairman of Nissan Motor Co. Ltd.

Marc LADREIT de LACHARRIÈRE (1)

Chairman and Chief Executive Officer of FIMALAC

Dominique de La GARANDERIE (1)

Barrister La Garanderie & Associés

Philippe LAGAYETTE (1)

Chairman of JP Morgan in France

Henri MARTRE (1)

Honorary Chairman of Aérospatiale

Jean-Claude PAYE (1)

Barrister

Franck RIBOUD (1)

Chairman and Chief Executive Officer

Chairman of the Executive Committee of Danone Group

Rémy RIOUX

Member of the *Cour des Comptes* (French public finance audit commission)

State Shareholding Interests Director at *Agence des Participations de l'État*

Hiroto SAIKAWA

Executive Vice-President Purchasing, Nissan Motor Co., Ltd.

Georges STCHERBATCHEFF

Director elected by employee shareholders

(1) Independent Directors.

(*) Date of the Board meeting which called the General Meeting.

INFORMATION CONCERNING THE DIRECTORS



[LOUIS SCHWEITZER]

Chairman of the Board of directors

Date of birth: 8 July 1942.

Number of shares held: 283,845 shares and 5,115 units in the FCPE (in-house investment fund).

Term of office start/end dates: April 2005/AGM 2009.

Date of first appointment: May 1992.

Chairman of *Haute Autorité de Lutte contre les Discriminations et pour l'Egalité* (HALDE) – (French High Authority for countering discrimination and promoting equality).

Chairman of the Board of directors of AstraZeneca.

Chairman of the Supervisory Board of "Le Monde".

Director: BNP Paribas, Électricité de France, AB Volvo, L'Oréal, VEOLIA Environnement.

Member of the Consultative Board: Banque de France, Allianz.

Deputy Chairman of the Supervisory Board: Philips.



[CARLOS GHOSN]

President and Chief Executive Officer

Date of birth: 9 March 1954.

Number of shares held: 205,200.

Term of office start/end dates: May 2006/AGM 2010.

Date of first appointment: April 2002.

Director: Alcoa.

President and Chief Executive Officer of Nissan Motor Co. Ltd.

Chairman of the Management Board: Renault Nissan b.v.



[YVES AUDVARD]

Director appointed by the employees

Project Process Designer – Renault

Date of birth: 10 February 1953.

Number of shares held: 6 shares and 123 units in the FCPE (in-house investment fund).

Term of office start/end dates: November 2002/November 2008.

Date of first appointment: November 2002.



[CATHERINE BRÉCHIGNAC]

President of the CNRS

Date of birth: 12 June 1946.

Term of office start/end dates: December 2006/AGM 2008.

Date of first appointment: December 2006.

Member of the Institut.

Chairman of the Board of directors of the *Palais de la Découverte*.

President elect of the ICSU.

Member of the *Académie des Technologies*.



[MICHEL BARBIER]

Director appointed by the employees

Working Conditions Technician – Renault

Date of birth: 24 November 1955.

Number of shares held: 6 shares and 249 units in the FCPE (in-house investment fund).

Term of office start/end dates: November 2002/November 2008.

Date of first appointment: November 2002.



[ALAIN CHAMPIGNEUX]

Director appointed by the employees

Document Manager – Quality Department – Renault

Date of birth: 1 January 1954.

Number of shares held: 694 units in the FCPE (in-house investment fund).

Term of office start/end dates: November 2002/November 2008.

Date of first appointment: November 2002.



FRANÇOIS DE COMBRET

Senior Advisor for Union des Banques Suisses

Date of birth: 12 July 1941.

Number of shares held: 1,000.

Term of office start/end dates: April 2004/AGM 2008.

Date of first appointment: July 1996.

Member of the Board of directors: Safran, Bouygues Telecom, Nexans, Musée Rodin.

Deputy Chairman of the Board of directors: Care-France.



MARC LADREIT DE LACHARRIÈRE

Chairman and Chief Executive Officer of FIMALAC

Date of birth: 6 November 1940.

Number of shares held: 1,020.

Term of office start/end dates: May 2006/AGM 2010.

Date of first appointment: October 2002.

Member of the Institut.

Chairman: Fitch Group, Fitch Group Holdings, Fitch Ratings.

Member of the Board of directors: Algorithmics, Casino, L'Oréal.

Managing Director: FIMALAC Participations.

Chairman of the Supervisory Board: Euris Group.

Chairman of the Management Board: Groupe Marc de Lacharrière.

Member of the Consultative Board: Banque de France.



CHARLES DE CROISSET

International Advisor with Goldman Sachs International

Date of birth: 28 September 1943.

Number of shares held: 1,000.

Term of office start/end dates: April 2004/AGM 2008.

Date of first appointment: April 2004.

Chairman of *Fondation du Patrimoine.*

Member of the Board of directors: Bouygues, Thalès.

Member of the Supervisory Board: Euler & Hermès.

Auditor: Galeries Lafayette.



DOMINIQUE DE LA GARANDERIE

Barrister with the law firm La Garanderie & Associés

Date of birth: 11 July 1943.

Number of shares held: 150.

Term of office start/end dates: April 2005/AGM 2009.

Date of first appointment: February 2003.

President of the French Institute of International Legal Experts (IFEJI - *Institut Français des Experts Juridiques Internationaux).*

Member of the Supervisory Board of Surveillance and Audit Committee: Holcim Western Europe.

Deputy Chairman of the Business Sector Advisory Group on Corporate Governance (OECD).



ITARU KOEDA

Co-Chairman of the Board of directors, and Executive Vice President of Nissan Motor Co. Ltd

Date of birth: 25 August 1941.

Number of shares held: 500.

Term of office start/end dates: April 2005/AGM 2009.

Date of first appointment: July 2003.



PHILIPPE LAGAYETTE

Chairman of JP Morgan in France

Date of birth: 16 July 1943.

Number of shares held: 1,000.

Term of office start/end dates: May 2007/AGM 2011.

Date of first appointment: May 2007.

Member of the Board of directors: PPR.

Member of the Board of directors: FIMALAC.



HENRI MARTRE

Honorary Chairman of Aérospatiale

Date of birth: 6 February 1928.

Number of shares held: 328.

Term of office start/end dates: May 2007/AGM 2011.

Date of first appointment: July 1996.

Chairman: Japan Committee for MEDEF International.

Honorary Chairman and Member of the Board: GIFAS, AFNOR, AX.

Chairman of the Supervisory Board: ESL Holding.

Deputy Chairman of the Supervisory Board: KLM.

Member of the Board of directors: France Telecom, SOGEPA, SOFRADIR, ON-X.

Member of the Consultative Board: Banque de France.

Member of the Board: Aviation marchande, CEPII, AFII.



RÉMY RIOUX

Member of Cour des Comptes (French public finance audit commission)

State Shareholding Interests Director at Agence des Participations de l'État, Ministry of the Economy, Finance and Industry

Date of birth: 26 June 1969.

Term of office start/end dates: February 2007/AGM 2011.

Date of first appointment: February 2007.

Member of the Board of directors: Aéroports de Paris, RATP, SNCF, France Télévisions, ARTE.



JEAN-CLAUDE PAYE

Barrister

Counsel with the firm Gide Loyrette Nouel

Date of birth: 26 August 1934.

Number of shares held: 200.

Term of office start/end dates: May 2006/AGM 2010.

Date of first appointment: July 1996.



HIROTO SAIKAWA

Executive Vice President for Purchasing, Nissan Motor Co., Ltd

Date of birth: 14 November 1953.

Number of shares held: 100.

Term of office start/end dates: May 2006/AGM 2010.

Date of first appointment: May 2006.



FRANCK RIBOUD

Chairman and Chief Executive Officer – Chairman of the Executive Committee of Danone Group

Date of birth: 7 November 1955.

Number of shares held: 331.

Term of office start/end dates: May 2006/AGM 2010.

Date of first appointment: December 2000.

Member of the Board of directors: *Association nationale des Industries Agroalimentaires*, Danone S.A., Bagley Latinoamerica sa, International advisory Board HEC, Wadia BSN India Limited, Ona, Lacoste France S.A., Fondation GAIN (Global Alliance For Improved Nutrition).

Member of the Supervisory Board: Accor.

Member representing the Danone Group: National Sustainable Development Council (*Conseil National du Développement Durable).*



GEORGES STCHERBATCHEFF

Director elected by the employee shareholders

Renault representative for Industry Wide-Standardization

Date of birth: 29 October 1946.

Number of shares held: 40 shares and 1,894 units in the FCPE (in-house investment fund).

Term of office start/end dates: April 2004/AGM 2009.

Date of first appointment: April 2004.

THE BOARD OF DIRECTORS' SPECIALISED COMMITTEES

In order to proceed with an in-depth examination of specific questions entering within the tasks of the Board of directors, specialised committees have been in place since 1996, and their opinions are presented to the Board by their chairmen.

These Committees, originally three in number, were increased to four by splitting the Appointments and Remuneration Committee into two separate committees.

ACCOUNTS AND AUDIT COMMITTEE

The Accounts and Audit Committee has five members:

- Philippe Lagayette, Chairman;
- Alain Champigneux;
- Charles de Croisset;
- Dominique de La Garanderie;
- Jean-Claude Paye.

It has four independent members.

This committee has the following tasks in particular:

- analysing the financial statements and associated disclosures before they are brought before the Board;
- ensuring that the methods used to prepare the financial statements comply with the standards in force, and examining any changes to such methods;
- giving its opinion on the appointment or reappointment of the Statutory Auditors, and on the quality of their work;
- ensuring compliance with the rules on the independence of Statutory Auditors;
- ensuring that appropriate methods are used for internal auditing;
- making recommendations to the Board on any of the above matters.

REMUNERATIONS COMMITTEE

The Remunerations Committee has three members:

- Franck Riboud, Chairman;
- François de Combret;
- Marc Ladreit de Lacharrière.

It has three independent members out of three.

This committee has the following tasks in particular:

- making any recommendation to the Board concerning the remuneration and pension for the Chairman of the Board of directors and the President and CEO, as well as for other senior executives and corporate officers;
- proposing the variable portion of remuneration for the corporate officers;
- assessing all remuneration and benefits paid to senior executives, including those belonging to other companies in the Group;
- examining the overall policy for granting options and making proposals to the Board on the policy itself and on the actual granting of stock options.

APPOINTMENTS AND GOVERNANCE COMMITTEE

The Appointments and Governance committee has three members:

- Mr Schweitzer, Chairman;
- Mr Marc Ladreit de Lacharrière;
- Mrs Dominique de La Garanderie.

It has two independent members.

This committee has the following tasks in particular:

- submitting proposals to the Board for the appointment of new directors;
- advising on the renewal of directorships that have expired;
- being prepared to propose candidates to the Board in the event of unforeseen vacancies;
- submitting proposals on the chairs, members and mandates of the various Committees;
- monitoring corporate governance issues;
- performing an annual assessment of the operation of the Board and making recommendations for change if required.

INTERNATIONAL STRATEGY COMMITTEE

The International Strategy Committee has six members:

- Mr Henri Martre, Chairman;
- Mr Georges Stcherbatcheff;
- Mr Yves Audvard;
- Mr Michel Barbier;
- Mrs Catherine Bréchignac;
- Mr Jean-Claude Paye.

It has two independent members.

This committee has the following task in particular:

- analysing the orientation and plans for the company's international development, and presenting them to the Board.

PERSONS RESPONSIBLE FOR VERIFYING THE FINANCIAL STATEMENTS

STATUTORY AUDITORS

DELOITTE & ASSOCIÉS

Represented by Mrs Pascale Chastaing-Doblin
and Mr Amadou Raimi

185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine

ERNST & YOUNG Audit

Represented by Messrs. Aymeric de la Morandière
and Daniel Mary-Dauphin

11, allée de l'Arche
92037 Paris-la Défense cedex

SUBSTITUTE AUDITORS

BEAS

Alternate for DELOITTE & ASSOCIATE

7-9, Villa Houssay
92200 Neuilly-sur-Seine

Gabriel GALET

Alternate for ERNST & YOUNG AUDIT

11, allée de l'Arche
92037 Paris-La Défense cedex



RENAULT IN 2007

2007 KEY FIGURES AND FINANCIAL RESULTS

		2007	2006	VARIATION
Group worldwide sales	million of vehicles	2.48	2.43	+2.1%
Group revenues	million of euros	40,682	39,969 (1)	+1.8%
Group Operating margin	million of euros	1,354	1,063	+27.4%
	% of revenues	3.3	2.6	
Contribution of associated companies	million of euros	1,675	2,277	-26.4%
from Nissan		*1,288*	*1,888*	-
from AB Volvo		*352*	*384*	-
Net income	million of euros	2,734	2,960	-7.6%
Net income Group share	million of euros	2,669	2,886	-7.5%
Earnings per share	euros	10.32	11.23	-8.1%
Net financial debt for Automobile	million of euros	2,088	2,414	-13.5%
Debt -to -equity	%	9.5	11.5	-1.9 point
Average loans outstanding for Sales Financing	billion of euros	22.9	23.1	-0.9%

(1) Changes in accounting policies mainly concern operations pertaining to subcontracting agreements and the sale of spare parts in the framework of the warranty granted to customers which were previously included in revenues.

COMMERCIAL PERFORMANCE

WORLDWIDE GROUP SALES - (PASSENGER CARS AND LIGHT COMMERCIAL VEHICLES)

	2007*	2006*	VAR. (%)
GROUP	**2,484,472**	**2,433,610**	**+2.1**
BY REGION			
France	656,523	668,679	-1.8
Europe	966,619	1,024,224	-5.6
FRANCE + EUROPE	**1,623,142**	**1,692,903**	**-4.1**
Euromed	424,431	380,657	+11.5
Americas	245,197	185,438	+32.2
Asia-Africa	191,702	174,612	+9.8
EUROMED + AMERICAS + ASIA-AFRICA	**861,330**	**740,707**	**+16.3**

* *Provisional figures.*

In 2007, Renault group's worldwide sales increased by 2.1% and attained a total of over 2,484,000 units. This development may be explained by varied performance:

In the France and Europe Regions, on a highly competitive market, the Group's sales fell by 4.1%. Supported by the launch of the New Twingo and New Laguna, the second half of the year saw a return to growth in sales with an acceleration in the last quarter (+4.6%). The Renault brand had a market share of 8.4% for passenger cars and light commercial vehicles (PC+LCV) and retained its leadership in the light commercial vehicle market (14.2% market share). With the Logan and the Logan MCV, a new offering in Europe, the Dacia brand won over a new clientele and continued to progress with a rise of nearly 68% in sales.

Outside Europe, the growth in sales accelerated. In the Euromed, Americas and Asia-Africa Regions, sales were up by 16.3% and now represent 35% of the Group's total sales (compared to 30% in 2006). Sales of the Dacia brand were up by 1.0% and those for Renault were up very strongly (+25.7%). Sales for Renault Samsung Motors contracted slightly by 1.5%.

BY BRAND	2007*	2006*	VAR. (%)
Renault	2,134,484	2,115,572	+0.9
Dacia	230,164	196,378	+17.2
Renault Samsung	119,824	121,660	-1.5

* Provisional figures.

BY TYPE OF VEHICLE	2007*	2006*	VAR. (%)
Passenger cars	2,080,110	2,042,796	+1.8
Light commercial vehicles	404,362	390,814	+3.5

* Provisional figures.

FINANCIAL PERFORMANCE

"Thanks to the dedication of the men and women at Renault, we ended 2007 ready to ensure the success of Renault Commitment 2009". Carlos Ghosn, President and CEO of Renault[1].

The Group's **revenues** came to 40,682 million euros, up by 1.8% compared to revenues in 2006 on a consistent basis for group scope and accounting policies.

CONTRIBUTION OF THE BRANCHES TO GROUP REVENUES

(IN MILLIONS OF EUROS)	2007 REPORTED			2006 RESTATED FOR 2007 SCOPE AND METHODES [2]			VARIATION 2007 / 2006			2006 REPORTED
	H1	H2	YEAR	H1	H2	YEAR	H1	H2	YEAR	YEAR
Automobile	19,567	19,112	38,679	19,871	18,187	38,058	-1.5%	+5.1%	+1.6%	39,605
Sales Financing	995	1,008	2,003	985	926	1,911	+1.0%	+8.9%	+4.8%	1,923
TOTAL	20,562	20,120	40,682	20,856	19,113	39,969	-1.4%	+5.3%	+1.8%	41,528

The contribution from **Sales Financing** (RCI Banque) increased by 4.8% compared to 2006, attaining 2,003 million euros, benefiting from the increase in the average interest rates for the portfolio of loans granted to customers.

The contribution from **Automobile** was 38,679 million euros, up 1.6% on a consistent basis for group scope and accounting policies.

Several trends were at work:

The revenue contribution from the France and Europe Regions to revenues was down by 2.6% in a fiercely competitive market. The second half showed a return to growth in sales, with an acceleration in the last quarter due to the launch of new products.

All the other Regions made a positive contribution to 2007 revenues thanks to sales which grew strongly, particularly in the Americas and Euromed Regions, together with an improvement in the product mix. The total contribution from Euromed, Americas and Asia-Africa thus increased by 3.1% compared to 2006.

The increase in revenues can also be attributed to higher sales of powertrains and vehicles to partners, which made a positive contribution of 1.2 point.

GROUP OPERATING MARGIN EXCEEDS THE OBJECTIVES

Group **operating margin** totaled 1,354 million euros in 2007 (3.3% of revenues) compared to 1,063 million euros in 2006 (2.6% of revenues).

(1) February 14, 2007 – Presentation of the 2007 financial results.
(2) Free cash flow: self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

CONTRIBUTION OF THE BRANCHES TO THE GROUP'S OPERATING MARGIN

(IN MILLION OF EUROS)	H1 2007	H2 2007	YEAR 2007	YEAR 2006	VARIATION
Automobile	455	427	882	571	+311
% of revenues	*2.3%*	*2.2%*	*2.3%*	*1.5%*	
Sales Financing	267	205	472	492	-20
% of revenues	*26.8%*	*20.3%*	*23.6%*	*25.7%*	
TOTAL	**722**	**632**	**1,354**	**1,063**	**+291**
% of revenues	*3.5%*	*3.1%*	*3.3%*	*2.6%*	

Sales Financing contributed 472 million euros i.e. 23.6% of its revenues, versus 492 million euros and 25.7% of its revenues in 2006. This slight contraction is due to lowed levels of financing business associated with the reduction of sales in 2006 and in the first half of 2007.

Amid adverse economic conditions in 2007, with a negative exchange effect of 154 million euros and an increase of 270 million euros in the cost of raw materials, the operating margin for **Automobile** increased by 54.5% to 882 million euros (2.3% of its revenues) owing chiefly to:

- growth in international sales, with the 3 non-European Regions generating positive operating margin;
- the steady performance of the commercial vehicle line-up in Europe;
- continuing efforts in cost control:
  - the savings made in purchasing amounted to 660 million euros, excluding the impact of raw materials,
  - manufacturing and logistics costs were down by 137 million euros,
  - G&A declined 2%, by 44 million euros,
  - special product-recall and warranty extension operations were carried out with a view to preserving the Group's brand image, these resulted in a 152 million euros increase in warranty-related costs.

NET INCOME OF 2,734 MILLION EUROS

The product development cycle led to an increase of 196 million euros in capitalized R&D expenses in 2007.

In 2007, **Research and Development expenses** amounted to 2,462 million euros, of which 1,287 million euros were capitalized, i.e. 52.3% of the total compared to 45.5% in 2006. This change reflects continuing development for the renewal of the vehicles and powertrain range under Renault Commitment 2009.

Altogether, R&D expenses which were expensed amounted to 1,850 million euros, i.e. 4.5% of the Renault Group's revenues (compared to 1,963 million euros in 2006, i.e. 4.9%).

Other operating income and expenses represented a charge of 116 million euros in 2007 compared to a charge of 186 million in 2006.

In 2007, this net charge was essentially formed by:

- costs and provisions for restructuring and workforce adaptation, for 143 million euros, compared to 241 million in 2006;
- capital gains, particularly for the sale of land in France and Spain, for an amount of 86 million euros compared to 109 million euros in 2006.

After taking other income and operating expenses into account, Group **operating income** came out at 1,238 million euros compared to 877 million euros in 2006.

Net financial income/expense showed income of 76 million in 2007, up by 15 million euros compared to 2006. Excluding the exceptional items in 2006 concerning the capital gain on Scania shares, for 135 million euros, the net income was up by 150 million euros. This favourable development was mainly due to:

- a reduction in the cost of debt for Automobile. Through controlled management of its financial receivables and liabilities, Automobile continued to optimise its debt costs, despite a slight increase in the average debt over the period;
- a positive impact of 53 million euros associated with changes in the fair value of Renault SA equity loans on the basis of the stock market price at the end of the year, compared to a charge of 31 million euros in 2006.

In 2007, Renault recorded a profit of 1,675 million euros for its share in the **net income of associated companies**:

- 1,288 million euros from Nissan;
- 352 million euros from AB Volvo.

Current and deferred taxes represented a net charge of 255 million euros (equivalent to the level in 2006). The effective tax rate (before taking into account the share of net income from associated companies) amounted to 19% in 2007, compared to 27% in 2006, thanks in particular to the reimbursement of Italian tax credits and the continuing improvements in income prospects, particularly for Renault do Brasil and Renault Argentina, allowing part of the deferred tax assets to be recognised for deferrable deficits in those countries.

Net income amounted to 2,734 million euros (2,960 million euros in 2006). After neutralizing Renault shares held by Nissan and treasury stock, the earnings per share came to 10.32 euros, compared to 11.23 euros in 2006.

INVESTMENTS AND FUTURE-RELATED COSTS

Net capital expenditure by Automobile came to 3,565 million euros in 2007 (includind 1,287 million euro in capitalized R&D expenses)) compared to 3,585 million euros in 2006 (of which 1,091 million euros in capitalized R&D).

In 2007 capital expenditure of Automobile were mainly dedicated to the renewal of the products and components ranges, and for the modernisation of machinery and equipment.

The investment policy outwith the product range continued in the line of investments in 2006 and mainly concerned quality, working conditions and the environment.

A SOUND FINANCIAL SITUATION

At December 31, 2007, **net financial debt of Automobile** amounted to 2,088 million euros, i.e. 9.5% of shareholders' equity (compared to 11.5% of shareholders' equity at December 31, 2006).

The reduction of 326 million euros in net debt was due to:

- cash flow of 4,552 million euros, up by 1,289 million euros on a consistent policy basis compared to 2006.

This improvement came from an increase in the operating margin and in dividends received from associates, of which:

- 456 million euros received from Nissan,
- 477 million euros received from AB Volvo;

good control of tangible and intangible investments net of disposals, which remained stable in 2007. These investments represented 3,565 million euros (3,585 million euros in 2006);

working capital requirements remained virtually stable at the end of December 2007.

Automobile generated a **free cash flow** of 961 million euros. Dividends paid amounted to 913 million euros (compared to 681 million euros in 2006), of which 863 million euros by Renault SA.

Moreover, net financial debt for Automobile benefited from gains on foreign exchange transactions (of which +233 million euros associated with the debt denoted in yen).

As of December 31, 2007, **shareholders' equity** increased by 998 million euros and amounted to 22,069 million euros (restated at 21,071 million euros as of December 31, 2006). The ratio of net debt over equity came to 9.5% at the end of December 2007 (compared to 11.5% at the end of December 2006).

RENAULT COMMITMENT 2009

After two years of in-depth change, Renault is better positionned to meet its challenges.

QUALITY

Position the next Laguna among the top three models in its segments in terms of product and service quality.

Quality has been the subject of a general mobilisation within the enterprise. Today, the results are there: the quality of the Group's product and services has progressed significantly, reaching a level that has never been equalled in Renault. All of the indicators show this:

Product:

Number of defects on leaving the production line divided by 6;

Number of incidents at 3 months divided by 2;

- Some vehicles are already in the Top 3;

New Laguna is on the right path.

Service

700,000 additional customers "entirely satisfied".

Processes are now in place to extend this progress to the entire product range, throughout the world, and to make quality Renault's strong point. This is a great source of motivation for the enterprise.

PROFITABILITY

Achieve an operating profit margin of 6% in 2009.

Despite a difficult environment for the whole automotive industry, in 2006 and 2007 Renault attained the milestones that we fixed for ourselves for the operating margin. With an operating margin of 3.3% in 2007, the announced 3% target was exceeded.

Improving our profitability is essentially tied to productivity and cost reduction efforts which have been applied over the last two years for all of the functions within the enterprise.

COST REDUCTION

	2007 VS. 2005	2009 TARGETS
Purchasing performance	-9.1%	-14%*
Manufacturing	-5.4%	-12%
Logistics	-7.3%	-9%
General expenses	-5% (i.e. 4.8% of revenues)	<4% revenues
Distribution costs	+3.1%	-8% per unit in Europe
Reduction in the cost of investments	-35%	-50%

* *Target 2009.*

For the first time, all of the Group's Regions have produced a positive operating margin. The reinforcement of the management system at the international level, particularly with putting Region Management Committees into place, has made it possible to multiply our profit centres and thereby limit the dependency of the Group's profits on the European market alone.

GROWTH

Sell an additional 800,000 units in 2009, compared to 2005.

Over these last two years, Renault has never developed so many new products, at such a high level of quality and in such short lead times.

VEHICLE PROJECTS IN DEVELOPMENT



30
25
20
15
10
5
0
22
18
Future trend
Previous trend
2004
2005
2006
2007
2008
2009

The number of new vehicles in development has been doubled between the end of 2005 and the start of 2008. The acceleration in the rhythm of launches arising as a consequence will make it possible to feed growth, with a younger product range, extending to new segments and better focused on our customers' expectations, whether French, German, Brazilian, Indian or Russian.

Beside our products, we have developed new technologies, with the constant aim of reconciling performance, safety and the protection of the environment.

In order to contribute to the preservation of our planet, Renault is developing multiple solutions within the Alliance, suited to our customers' various uses and the various market constraints.

Finally, for safety matters, Renault has maintained its leadership with nine cars having obtained the maximum score of 5 stars for the Euro-NCAP test.

This first period of the Plan will also have been marked by the extension of our establishments in strongly growing markets, in order to contribute to their rise. The Group has developed its production capacity in Colombia, Russia, Turkey and Romania and has gone on to conquer new markets: India and Iran. Altogether, between the end of 2005 and the end of 2007, our production capacity, including the capacity installed with our partners, have increased by 15%.

PRODUCT OFFENSIVE

In 2008, the Group will benefit from the full effect of vehicles launched over 2007: the Logan Van, the New Twingo, the New Laguna sedan and station wagon, the QM5 and the Sandero.

This product offensive, initiated in 2007, will continue and be amplified over the year with nine new vehicles launched for the first time throughout the world.

Four of them are renewal vehicles, which will contribute to making the product range younger:

- the Kangoo passenger vehicle and the Kangoo light commercial vehicle, the first generation of which sold more than 2 million units;
- the Megane sedan, at the heart of our product range;
- and a product which bears a strong image: the Laguna coupé, which will be fitted with the new V6 dCi engine and inaugurate our 4-wheel-drive chassis.

Five entirely new products in the range will also be launched:

- expansion in segment I started with the Grand Modus and the Clio Grand Tour, which were both well received on the markets;
- this will continue with products designed for the international markets: a three-box vehicle to succeed to the Clio Symbol and the Logan pick-up;
- the Group will also sell a leisure vehicle: the Kangoo Compact.

THE PRODUCT OFFENSIVE 2006-2008


2006
2007
H1 2008
H2 2008
Expansion models
Replacement models
Logan MCV
QM5 (Korea)
Grand Modus
Laguna Coupé
Logan Van
Clio Grand tour
Kangoo Compact
Sandero (America)
Logan Pick-up
Twingo
Kangoo PC+LCV
Laguna
Sedan successor to Clio Symbol
Mégane

OUTLOOK FOR 2008

- In a less favorable macroeconomic environment in 2008, Renault can count on the impact of nine new products globally and on its expansion into the most dynamic and growing markets for auto sales in the world.
- Renault therefore confirms its operating margin target 4.5% for the year, and an increase for more than 10% in Group sales compared to 2007.
- At the Annual General Meeting of shareholders, Renault will propose a dividend payment of 3.80 euros per share in 2008 on 2007 earnings, compared with a payment of 3.10 euros in 2007 on 2006 earnings. That proposal is in line with the announcement of steadily increasing dividends under Renault Commitment 2009.

SHAREHOLDERS AND STOCK MARKET

- Since November 17, 1994, Renault's shares have been listed on the Paris stock market (Euronext) – code ISIN FR0000131906, and is one of the equities making up the CAC 40, SBF 120, SBF 250, Euronext 100, Euronext 150 and Euro Stoxx 50 indices.

THE SHARE CAPITAL

BREAKDOWN OF THE SHARE CAPITAL AS PERCENTAGES OF SHARES


15.01%
French State
2.65%
Treasury Stock
64.23%
Public
15%
Nissan
3.11%
Employees

BREAKDOWN OF THE SHARE CAPITAL AS PERCENTAGES OF VOTING RIGHTS


18.22%
French State
3.78%
Employees
77.99%
Public

In 2007, the respective stakes in Renault's share capital held by its major shareholders changed slightly:

- the stake held by the French State remained unchanged, at 15.01%;
- the Nissan group, *via* its wholly-owned subsidiary Nissan Finance Co., Ltd., holds 15% of Renault's share capital (unchanged compared to December 31, 2006). Nissan Finance Co., Ltd. cannot exercise the voting rights attached to these shares due to Renault's investment in Nissan;
- Renault's employees and former employees hold 3.11% of the share capital in the form of shares held *via* collective management;
- the portion held as Treasury Stock was very slightly down (-0.05 percentage points) at 2.65% due to the exercise of options from the first plans granted between 1996 and 2003. These shares do not provide any voting rights;
- considering these various changes, the portion held by the Public (the float) now represents 64.23% of the share capital (compared to 63.79% at December 31, 2006).

A survey to determine shareholders of Renault bearer shares was carried out on September 30, 2007. This survey, through a statistical approach, has made it possible to estimate, the respective shares held by the public, by broad categories of shareholders. At that date, institutional shareholders held 60.1% of the share capital, further breaking down into 13.9% by French institutional investors and 46.2% by foreign ones. The top 10 French and foreign institutional shareholders held approximately 29% of the share capital. Finally, the portion held by individual shareholders is estimated at approximately 4.5% of the share capital.

PRICE CURVE FOR THE RENAULT SHARE

CAC 40 AND DJ EURO STOXX AUTO INDEXED ON THE RENAULT SHARE PRICE AT DECEMBER 31, 2002 (€44.78)

Renault Annual Variation	**+22.2%**	**+12.5%**	**+11.9%**	**+32.1%**	**+6.6%**


125
100
75
50
25
Renault +6.6%
DJ Euro Stoxx Auto: +19.59%
Cac 40: +1.31%
Jan. Apr. July Oct. Dec. Jan. Apr. July Oct. Dec. Jan. Apr. July Oct. Dec. Jan. Apr. July Oct. Dec. Jan. Apr. July Oct. Dec.

Year-end	54.70	61.55	68.90	91.00	97.01
High	60.30	70.40	82.45	97.85	121.38
Low	29.51	51.35	61.30	70.20	84.86

STOCK MARKET CAPITALIZATION

Renault holds 6th place among car manufacturers worldwide.

STOCK MARKET CAPITALIZATION

(In billions of euros)


134.2
68.4
55.3
42.3
34.2
27.6
27.4
24.5
24.2
22.0
60
40
20
0
Toyota
Daimler Chrysler
VW
Honda
Nissan
Renault
BMW
Volvo AB
Porsche
Fiat
1
2
3
4
5
6
7
8
9
10

ASSOCIATING SHAREHOLDERS WITH THE SUCCESS OF THE "RENAULT COMMITMENT 2009" PLAN

At the time the "Renault Commitment 2009" plan was announced in February 2006, the Group emphasised its desire to involve all of its shareholders in the success of its growth plan, by stating that each year a linear increase in the dividend would be proposed, to attain 4.50 euros in 2009.

DIVIDENDS



+33%
+29%
+22.6%
1.8
2.4
3.1
3.8
2005
2006
2007
2008
Dividends paid (in € per share)

2008 agenda for financial announcements

February 14	2007 financial results
April 27	Revenues for the 1st quarter 2008
April 29	Annual General Meeting
May 15	Dividend payment date(1)
July 24	Half-year results 2008
October 23	Revenues at 9 months

(1) According to the proposal made by the Board of directors and subject to approval by the Mixed General Meeting of April 29, 2008.

RENAULT S.A. FIVE YEAR FINANCIAL HIGHLIGHTS

(IN MILLIONS OF EUROS)	2003	2004	2005	2006	2007
YEAR-END FINANCIAL POSITION					
Share Capital	1,086	1,086	1,086	1,086	1,086
Number of shares and investment certificates outstanding	284,937,118	284,937,118	284,937,118	284,937,118	284,937,118
OVERALL INCOME FROM OPERATIONS					
Income tax	0	-2	-91	-78	-119
Income after tax, amortization, depreciation and provisions	771	252	581	1,941	1,096
EARNINGS PER SHARE IN EUROS					
Earnings after tax, amortization,depreciation and provisions	2.71	0.88	2.04	6.80	3.85
Net dividend per share	1.40	1.80	2.40	3.10	3.80 (1)

(1) Pursuant to a resolution put to the AGM of April 29, 2008.

Request for documents and information

Cited in Article R225-83 of the Commercial Code

RENAULT

Société Anonyme with capital of €1,085,610,419.58
F - 92513 Boulogne-Billancourt Cedex - FRANCE
Tel: + 33 1 76 84 04 04
441 639 465 R.C.S. Nanterre
Siret: 441 639 465 00018 - APE 341Z

Mixed General Meeting
April 29, 2008

Please return this form in
the prepaid envelope enclosed.

I the undersigned Mrs Miss Mr Company

LAST NAME (or company name): ....

First name: ....

Address: ....

....

Town: ....

....

Owner of: .... registered shares
and/or: .... fund units
and/or: .... bearer shares
in Renault

Request to be sent documents and information regarding the Mixed (Ordinary and Extraordinary) General Meeting cited Article R225-83 of the Commercial Code.

Signed at ...., on 2008

Signature

Note: Pursuant to Article R225-88 of the Commercial Code, owners of registered shares can make a single request to obtain from the Company the documents and information cited in Articles R225-81 and R225-83 aforementioned for each annual general meeting. If a shareholder wishes to exercise this entitlement, he/she must indicate it by using this request form.

Shareholder Information

Legal Department

Tel.: (33) 1 76 84 67 30

Fax: (33) 1 76 89 06 93

Investor Relations Department

Voice server

Toll-free number: 0 800 650 650 (France only)

or (33) 1 76 84 59 99 (France and abroad)

Fax: (33) 1 76 84 51 49

e-mail relations shareholders: communication.actionnaires@renault.com

e-mail for the written questions in connection with the agenda of the General Meeting: ag.renault@renault.com

www.renault.com / Financial Information

PARIS EXPO
Cnit La Défense

PEDESTRIAN ACCESSES



sortie A
Le Parvis
SORTIE E
sortie B
4
sortie D

Several means of transport are available at the central station **"La Défense Grande Arche"**, opposite the Grande Arche at La Défense:

- **metro Line 1** (Château de Vincennes/La Défense Grande Arche) and regional express line **RER A** (Boissy-St-Léger/Marne-La-Vallée-Poissy/Cergy), both crossing the centre of Paris from east to west, with a large number of connections en route;
- **tramway line T2** (Issy/Val-de-Seine);
- **SNCF rail access** (Paris-Saint-Lazare/Saint-Nom-la-Bretèche or Versailles-RD/Saint-Quentin-en-Yvelines/La Verrière),
- numerous **bus lines** from Paris (n°.73 La Défense/Musée d'Orsay), from the west (141, 144, 159, 258, 262, 272, 275, 360, 378) or north of Paris (161, 174, 178).

On leaving the station, take the exit markeed as **sortie E "Le Parvis"**.



7
sortie A
Le Parvis
sortie B
4
SORTIE E
sortie D
sortie F
La Poste
7
8
9

PARIS EXPO
Tél. : 01 43 95 10 10

RENAULT

Investor Relations Department
Finance Department
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex - FRANCE

Phone: +33 (0)1 76 84 04 04
Fax : +33 (0)1 76 89 13 30
Internet : www.renault.com

BY RAPID MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

September 12, 2008
S. 0760 - VD / AM

RE : File N° 82-4001/RENAULT
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at +33 (0) 1 76 84 53 09 (telephone) or 33 (0) 1 76 89 13 30 (facsimile) or veronique.dosdat@renault.com (email).

Very truly yours,

Véronique DOSDAT

(Attachments)

RECEIVED
2008 SEP 15 P 12: 11
CORPORATE FINANCE

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most d*ocuments are available in French and in English on Renault web site:*
www.renault.com and on the AMF (French Market Authority) www.amf-france.org

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since March, 2008:

- Supplement to the press release dated February 14,2008 (March 4, 2008)
  Renault reports operating margin of 3.3% and net profit of €2,734 billion
  Exhibit A1

- Worldwide sales results – first quarter 2008 (April 14, 2008)
  Exhibit A2

- In first quarter 2008 Renault revenues up 4.2% to €10,203 million (April 21, 2008)
  Exhibit A3 + slides show

- In first half 2008 Renault group sales increase 4.3% in a global market up 0.8% (July 9, 2008)
  Exhibit A4

- In first half 2008 Renault reports operating margin of 4.1% (July 24, 2008)
  Exhibit A5 + slides show

- Update of the press release published on July 24, 2008
  In first half 2008 Renault reports operating margin of 4.1% (August 5, 2008)
  Exhibit A6

- First half 2008 Renault earnings report (August 5, 2008)
  Exhibit A7

Documents submitted by Renault to the AMF since January 2008:

- English translation of French 'Document de référence' (Registration document) submitted to the French Financial Markets Authority on March 11, 2008.
  (also available on the AMF web site : www.amf-france.org)
  Exhibit B

Documents presented by Renault to its shareholders:

- 2007 Annual Report
  Exhibit C1

- Shareholders' Meeting Notice for the Mixed General Meeting, April 29, 2008.
  Exhibit C2 including:
  - the Letter to the shareholders
  - the Agenda of the Mixed General Meeting
  - the resolutions
  - Corporate governance and Board of Directors
  - Renault in 2007

- The Mixed General Meeting, May 2, 2007.
  Exhibit C3 including:
  - the share buy-back program *(Exhibit C3.1)*
  - Special report of the Statutory Auditors *(Exhibit C3.2)*
  - Renault SA 2007 Parent company financial statements *(Exhibit C3.3)*
  - Results of the vote on the resolutions *(Exhibit C3.4)*
  - General meeting questions *(Exhibit C3.5 and C3.6)*

Material press releases and information made public by Renault since March, 2008:

- All material press releases since March 2008.
  Exhibit D
  - Nissan contributes €395 million to Renault's first quarter 2008 earnings (May 13, 2008)
    (Exhibit D.1)
  - Nissan contributes €509 million to Renault's first half 2008 earnings (August 1, 2008)
    (Exhibit D.2)

RENAULT

PRESS RELEASE

March 4, 2008

SUPPLEMENT TO THE PRESS RELEASE DATED 14 FEBRUARY 2008

RENAULT REPORTS OPERATING MARGIN OF 3.3% AND NET PROFIT OF €2.734 BILLION

A foot note has been added to the table "Consolidated results of the Renault group"

Consolidated results of the Renault group

€ million	2007	2006
Operating margin	1,354	1,063
Operating income	1,238	877
Financial income	76	61
Share in income of associated companies:	1,675	2,260
- Nissan	1,288	1,871 (1)
- AB Volvo	352	384
Group pre-tax income	2,989	3,215
Current and deferred tax	(255)	(255)
Group net profit	2,734	2,960
Minority interests	(65)	(74)
Net income – Group share	2,669	2,886

(1) The restatement of 2006 data, pursuant to IAS 19 (revised), had a positive impact of €17 million owing to the curtailment of the pension plan operated by DFL, a 50%-owned subsidiary of Nissan in China. This involved converting the plan from a defined-benefit to a defined-contribution scheme. As a result, Nissan's share in 2006 was €1,888 million.

Press contact: Gita Roux, + 33 (0)1 76 84 64 69
www.media.renault.com & www.renault.com

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
www.renault.com & www.media.renault.com

RECEIVED
2008 SEP 15 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 14, 2008

WORLDWIDE SALES RESULTS - FIRST-QUARTER 2008

Group sales (PC and LCVs) up 6.5%

The Renault group sold 638,554 PC and LCVs in first-quarter 2008, for an increase of 6.5% on first-quarter 2007. **Renault** brand sales were up 4.7%, **Dacia** sales increased by 37% and **Renault Samsung Motors** decreased by 9%.

"The Group has grown its sales as forecast, with the launch of four new models in the first two months of the year – New Kangoo PC and LCV, Clio Estate and Grand Modus. Five other models set for launch in 2008, including Koleos and Sandero, will help to further this dynamic" Patrick Blain, Executive Vice President, Sales and Marketing.

In **Europe**[1], on a market down 2% in the first quarter, Group sales were stable (-0.2%) at 418,322 units for 8.9% market share. The German subsidiary posted an excellent performance, growing sales by 19.5% on a market that increased 2.7%. Sales in the Netherlands (+9.9%), Switzerland (+13.8%) and Austria (+20.1%) also increased significantly more than markets.
The Group launched an unprecedented number of new models in first-quarter 2008. **Clio Estate**, **Grand Modus** and **New Kangoo** were released at the end of January in France, Italy, Belgium, Germany and Austria and from February 1 in other European countries[2]. **New Twingo** continued its success with sales of more than 36,190 units, while New Laguna sales totaled nearly 30,500. Following the launch of the **Estate** model in January, Renault is further boosting the **Laguna** offering with **Laguna GT**. Initial sales of Clio Estate (11,217), Kangoo PC (8,554), Modus and Grand Modus (19,512) are extremely positive.
The **Dacia** brand confirmed its success in Europe in the first quarter, with sales increasing by a full 71.2%. The latest Logan-platform model, Sandero, presented at the Geneva Motor Show, will be launched alongside Logan sedan and Logan MCV from June.

Group sales outside Europe rose by a full 22.1% in the first quarter.

In the **Americas** region, on a market up 10.6%, Renault group sales rose **10.5%** in the first quarter. Group sales on the dynamic Brazilian market (+31.4%) leapt 72.3% to a record level. First-quarter sales in Argentina were down slightly, by 1.1%. Logan and Sandero were successful in both Brazil and Argentina, with 10,123 Logans and 5,635 Sanderos sold in the first quarter.

In the **Euromed** region, where the market rose by 32%, Renault group sales increased by **20.5%** in first-quarter 2008. Sales were up 5.7% in Romania for continued high market share of 34.9%. Sales were extremely dynamic in Russia, up 35.8%. Renault sales also rose in the growth markets of Algeria (+41.8%), Morocco (+15.3%) and Turkey (+27.8%).

Group sales in **Asia-Africa** increased by **41.7%** in the first quarter. More than 8,120 Logans were sold in India – and more than 14,562 delivered in Iran.

See also: France region – March sales results / Press release from April 1, 2008 – www.media.renault.com
Press contact: Isabelle Meillier - Renault Press: +33 1 76 84 64 69

[1] Europe = France region + Europe region
[2] Excluding UK : launches scheduled for May

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

Sales total by brand

	March*			Total		
	March 2008	March 2007	% variation	2008	2007	% variation
RENAULT						
PC	177 991	171 445	+3.8%	453 322	425 887	+6.4%
LCV	36 302	35 850	+1.3%	95 867	98 609	-2.8%
PC+LCV	**214 293**	**207 295**	**+3.4%**	**549 189**	**524 496**	**+4.7%**
RENAULT - SAMSUNG-MOTORS						
VP	**10 306**	**10 782**	**-4.4%**	**26 730**	**29 362**	**-9.0%**
DACIA						
PC	20 210	19 248	+5.0%	58 857	43 984	+33.8%
LCV	1 562	1 334	+17.1%	3 778	1 748	+116.1%
PC+LCV	**21 772**	**20 582**	**+5.8%**	**62 635**	**45 732**	**+37.0%**
RENAULT Group						
PC	208 507	201 475	+3.5%	538 909	499 233	+7.9%
LCV	37 864	37 184	+1.8%	99 645	100 357	-0.7%
PC+LCV	**246 371**	**238 659**	**+3.2%**	**638 554**	**599 590**	**+6.5%**

Total sales by region

	March*			Total		
	March 2008	March 2007	% variation	2008	2007	% variation
France	64 697	57 047	+13.4%	171 978	161 723	+6.3%
Europe** (excl. France)	98 690	112 344	-12.2%	246 344	257 425	-4.3%
Total France + Europe	**163 387**	**169 391**	**-3.5%**	**418 322**	**419 148**	**-0.2%**
Euromed	37 448	34 900	+7.3%	94 331	78 262	+20.5%
Americas	22 523	19 278	+16.8%	66 829	60 500	+10.5%
Asia-Africa	23 013	15 090	+52.5%	59 072	41 680	+41.7%
Total excl. France + Europe	**82 984**	**69 268**	**+19.8%**	**220 232**	**180 442**	**+22.1%**
Total	**246 371**	**238 659**	**+3.2%**	**638 554**	**599 590**	**+6.5%**

* Sales
** Europe = appendix 1

Renault group's ten main markets at end-March 2008

Countries	Volumes PC+LCV (1)	Market share
FRANCE	170 231	26.3%
GERMANY	40 788	5.2%
SPAIN+CANARY ISLANDS	39 972	10.0%
ITALY	38 273	5.3%
UNITED KINGDOM	37 984	4.9%
ROMANIA*	27 144	34.8%
SOUTH KOREA**	26 120	8.2%
BRAZIL	24 962	4.1%
RUSSIA	24 303	3.8%
ARGENTINA	21 610	13.0%

(1) Registrations

* Dacia	21 475
* Renault	5 669
** Renault Samsung Motors	26 120

APPENDIX 1 : Countries by region

Americas	Asia & Africa	EuroMed	Europe *(excluding France)*	France
	ASIA PACIFIC			
Colombia				
Costa Rica		Bulgaria	Austria	Metropolitan France
	Australia	Moldavia	Baltic States	
Cuba	Indonesia	Romania	Belgium/Luxembourg	
Ecuador	Japan	Armenia	Bosnia	
Honduras	Malaysia	Belarus	Croatia	
Mexico	New Caledonia	Georgia	Cyprus	
		Kazakhstan		
Nicaragua	New Zealand	Russia	Czech Republic	
Panama	Singapore		Denmark	
Salvador		Ukraine		
Venezuela	Tahiti	Azerbaïdjan	Finland	
Dominican Republic	Thailand		Germany	
		Turkey	Greece	
			Hungary	
Guadeloupe	Brunei		Ireland	
		Algeria	Iceland	
French Guyana	**INDIA**		Italy	
Martinique		Morocco		
		Tunisia	Kosovo	
Argentina	**MIDDLE EAST**		Macedonia	
Brazil	**& French-speaking Africa**		Malta	
Bolivia	Egypt		Montenegro	
Chile			Netherlands	
Paraguay				
Peru				
Uruguay	Jordan		Norway	
	Lebanon		Poland	
	Libya		Portugal	
	Saudi Arabia		Serbia	
			Slovakia	
	Pakistan		Slovenia	
	Gulf countries		United Kingdom	
	Syria		Spain	
	+ *French-speaking African countries*		Sweden	
			Switzerland	
	AFRICA & INDIAN OCEAN			
	South Africa			
	+ *sub-Saharan African countries*			
	Indian Ocean Islands			
	KOREA			
	IRAN			
	CHINA			
	Hong-Kong			
	Taiwan			
	Israel			

April 21, 2008

IN FIRST QUARTER 2008,

RENAULT REVENUES UP 4.2% TO €10,203 MILLION

Renault reported revenues of €10,213 million in first-quarter 2008, up from €9,793 million for first-quarter 2007 on a consistent basis. The Automobile and Sales Financing divisions made positive contributions of 4.2% and 3.9%, respectively.

Revenues by division

Automobile revenues grew 4.2% year-on-year to €9,697 million in the first quarter on a worldwide sales increase of 6.5% in the same period, dampened by an unfavorable exchange rate that cost 2.1 points.

- In Europe[1], where the market lost 2%, Renault sales held steady (-0.2%) thanks to a product offensive that included the launches of Clio Estate, Grand Modus and New Kangoo car and LCV. Renault sold 30,430 New Lagunas and 36,430 New Twingos in first-quarter 2008. Sales rose 6.3% in France, accompanied by a favorable price/mix effect. Dacia remained on excellent form with a sales leap of 71.2%.
- Outside Europe, the Group reported a sales increase in its three business regions, with volumes up 10.5% in the Americas, 20.5% in Euromed and 41.7% in Asia-Africa.
    - On the dynamic Brazilian market (+31.4%), Renault sales surged by 72.3%. In Brazil and Argentina, sales of Logan (10,123) and Sandero (6,849) were impressive.
    - Sustained growth in the Euromed region is being driven by expanding markets in Russia, Morocco, Algeria and Turkey, where Renault continues to attract new customers. Renault sales grew by 35.8% in Russia and by 53.5% in Algeria. In Romania, Group sales increased by 5.7% and the market share of Renault and Dacia combined remained high at 34.8%.

[1] Europe = France region+ Europe region.

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

- Renault made headway in the Asia-Africa region on sales growth in India (8,120 Logans) and Iran (14,562 Logans), despite a momentary sales decrease for RSM in South Korea.

- Sales of engines and built-up vehicles to partners – particularly light commercial vehicles – made a positive 0.6-point contribution to revenues.

The **Sales Financing** subsidiary, RCI Banque, contributed €506 million to revenues, up 3.9% on a consistent basis. This positive trend resulted from a 2.85% increase in average loans outstanding for the RCI Banque Group in first-quarter 2008, together with an increase in average interest rates over the period. The service activity contributed to growth as well.

Major operations and events

Renault signed the agreements confirming its strategic partnership with Russian manufacturer AvtoVAZ on February 29, 2008. Under these agreements, Renault invested USD 1 billion (€659 million) to acquire 25% of the capital plus 1 share of AvtoVAZ. AvtoVAZ will be consolidated in the Renault accounts by the equity method.

Overview of financial situation and results in first-quarter 2008

- **Refinancing existing debt**

Renault SA made refinancing operations in the first quarter to the amount of €727 million, net of reimbursements.

Changes in the fair value of the Renault SA redeemable shares based on the stock market price of March 31, 2008 were reflected in the accounts by a €302-million reduction in the financial debt of Automobile.

Regarding the Sales Financing activity, RCI Banque carried out 35% of its annual medium-term refinancing program in the first quarter. The program for 2008 totals €4,750 million and takes into account the renewal of reimbursed debt together with business growth.

- **Share buyback program**

As part of the share buyback program approved by the Joint General Meeting of May 2, 2007, Renault bought back 1,618,000 shares in January 2008 for a total amount of

€130.9 million to cover the potential dilution arising from the exercise of stock option plans.

2008 outlook

Renault is pursuing its product offensive with the launches of Koleos in Europe in the second quarter and New Mégane, Laguna coupé and Kangoo Compact in the second half of the year. The Group is accelerating its growth in emerging markets. Following its launch in Brazil and Argentina in January 2008, Sandero will be released internationally from June, much like Logan. Second-half 2008 will also see the launch of the new international Clio model (replacing Symbol/Thalia) in the Euromed region and then in Europe.

At the same time, Renault will remain focused on controlling costs and meeting its profitability objectives.

Taking into account this strategy and the difficult economic and financial situation worldwide over the last nine months, Renault will continue to work towards the guidance the company announced at the beginning of the year.

Renault will publish its first-half 2008 results on July 24, 2008.

Divisional contribution to Group revenues

€ million	Q1 2007 reported	Q1 2007 restated*	Q1 2008	Change Q1 2008/ Q1 2007 restated*
Automobile	9,778	9,306	9,697	+4.2%
Sales financing	478	487	506	+3.9%
Total	10,256	9,793	10,203	+4.2%

* On a consistent basis with 2008.

Press contact: Gita Roux, 33 (0)1 76 84 64 69
www.media.renault.com & www.renault.com

Q1 2008 Revenues

Thierry Moulonguet
CFO & Executive Vice President

Stephen Norman
Senior Vice President Global Marketing

Agenda

- Introduction
- First quarter 2008 global sales volume
- First quarter 2008 group revenues
- Outlook and conclusion

Introduction

- Tough Economic Environment in Europe
- Continuous growth outside of Europe

+39,000 CARS VS. 2007 AT THE END OF MARCH

Thousand units (PC+LCV)


Global
+ 6.5 %
600
639
2007
2008
Europe
- 4.3%
257
246
2007
2008
France
+ 6.3%
2007
2008
France
+ Europe
-0.2%
Americas
+ 10.5%
60
67
2007
2008
EuroMed
+ 20.5%
78
94
2007
2008
Asia Africa
+ 41.7%
42
59
2007
2008
International
+22.1%

Agenda

- Introduction
- First quarter 2008 global sales volume

Group sales in France + Europe



☐ Renault brand ■ Dacia brand
Thousands of units (Cars+LCVs)
161.7
172.0
Q1 07 Q1 08
+6.3%
FRANCE
40.3
38.3
Q1 07 Q1 08
-5.1%
Italy
34.1
40.8
Q1 07 Q1 08
+19.5%
Germany
42.4
38.0
Q1 07 Q1 08
-10.5%
U-K
50.6
40.0
Q1 07 Q1 08
-21.0%
Spain
23.1
24.4
Q1 07 Q1 08
+5.7%
Central Europe
257.4
246.3
Q1 07 Q1 08
-4.3%
EUROPE

THE BIG MIX SHIFT – French segment evolution



Mar 07 Mar08
34% ⇨ 37%
35.2% ⇨ 33.1%
14.7% ⇨ 12.8%
6.8% ⇨ 9.0%
5.5% ⇨ 4.3%
3.4% ⇨ 3.7%
M2/S
SUV
IN
ASSIMILES VP
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2007 2008

RENAULT 'B' SEGMENT IN EUROPE



25,000
20,000
15,000
10,000
5,000
0
Clio II HB
Twingo I
Twingo II
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
2005 2006 2006 2007 2007 2008

Grand Tour – supporting Clio Mix


110,913
109,719
24,562
Clio II
19,673
Clio Grand Tour
Clio III
85,157
79,951
Q1 07
Q1 08
100000
80000
60000
40000
20000
0

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 9

New Modus and Grand Modus


Modus
29%
Grand
Modus
Grand Modus
Modus

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 10

GLOBAL LAGUNA'S SALES



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Laguna II
New Laguna
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
2005 2006
2006 2007
2007 2008

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 11

RENAULT

LAGUNA'S EUROPEAN NET SALES REVENUES PER UNIT



New Laguna
> + 20%
Laguna II
JAN 2005
JAN 2006
JAN 2007
JAN 2008

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 12

RENAULT

Laguna line expansion...



Laguna GT Estate & Hatchback
(launched March 08)

Laguna Coupe Concept
(launched Q4 08)

Evolution of D-Segment in France


35%
30%
25%
20%
15%
10%
5%
0%
janv-05
mars-05
mai-05
juil-05
sept-05
nov-05
janv-06
mars-06
mai-06
juil-06
sept-06
nov-06
janv-07
mars-07
mai-07
juil-07
sept-07
nov-07
janv-08
mars-08
Laguna
C5
A4
Classe C
Mondeo
159
TT


Group sales in the Euromed Region
Renault brand
Dacia brand
Thousands of units (Cars+LCVs)
78.3
94.3
25.7
27.1
13.7
17.6
17.9
24.3
16.0
20.0
Q1 07 Q1 08
+20.5%
EUROMED
+5.7%
Romania
+27.8%
Turkey
+35.8%
Russia
+24.6%
N. Africa
MONDAY APRIL, 21st 2008
Q1 2008 REVENUES - CONFERENCE CALL
15
RENAULT


Group sales in the Americas Region
Renault brand
Dacia brand
RSM brand
Thousands of units (Cars+LCVs)
60.5
66.8
14.5
25.0
21.9
21.6
9.4
7.5
4.9
3.9
4.6
4.0
Q1 07 Q1 08
+10.5%
AMERICAS
+72.3%
Brazil
-1.1%
Argentina
-19.8%
Colombia
-21.3%
Venezuela
-11.6%
Mexico
MONDAY APRIL, 21st 2008
Q1 2008 REVENUES - CONFERENCE CALL
16
RENAULT

Logan & Sandero
Range extension



Strong sales increase under both brands

- Sandero : 4th body built on same base

Under the Renault brand
- International development (Iran, India, Brazil)
- Strong growth in Russia

Under the Dacia brand
- Logan MCV and Logan Van
- Success of Diesel



Logan worldwide sales


thousand units
(Cars+LCVs)
& % of mix
140
120
100
80
60
40
20
0
+ 96.5%
63,336
124,456
2%
19%
79%
6%
2%
24%
68%
Q1 2007
Q1 2008
Sandero
Logan Van/Pickup
Logan MCV
Logan Sedan

Group Sales in Asia Africa Region



Renault brand ■ Dacia brand RSM brand
Thousands of units (Cars+LCVs)
41.7
59.0
2.6
1.1
0
8.1
1.3
14.6
1.9
2.2
28.9
26.1
Q1 07 Q1 08 Q1 07 Q1 08 Q1 07 Q1 08 Q1 07 Q1 08 Q1 07 Q1 08 Q1 07 Q1 08
+41.7%
- 55.1%
+100%
x11
+17.6%
-9.7%
ASIA-AFRICA
Sth. Africa
India
Iran
Fr. Territories
Sth. Korea

Renault Samsung Motors



thousand units
28,912
26,120
30,000
25,000
20,000
15,000
10,000
5,000
SM7
SM5
SM3
QM5
SM7
SM5
SM3
Q1 07
Q1 08

	Q1 07	Q1 08
SM3	7,250	5,337
SM5	17678	11521
SM7	3984	4959
QM5	0	4303





Renault Group LCV sales


Master


Trafic


Kangoo Express


Global LCV
thousand units
120,000
100,000
80,000
60,000
40,000
20,000
0
100,357
99,645
Q1 2007
Q1 2008
Others
Dacia
Master
Trafic
Clio
Kangoo

Agenda

- First quarter 2008 group revenues

Renault group
Revenues by division Q1 YTD

In million euros	YTD 2007 Pro forma*	YTD 2008	Change (%)
Automobile	9,306	9,697	+4.2%
Sales Financing	487	506	+ 3.9%
TOTAL	**9,793**	**10,203**	**+ 4.2%**

** 2007 data has been restated on a consistent basis*

Q1 change in consolidation

In million euros

	31/03/2007 Published	Change in Perimeter / Consolidation[1]	31/03/2007 Pro forma
Automobile	9,778	-472	9,306
Sales Financing	478	9	487
TOTAL	10,256	-463	9,793

Automobile division revenues up 4.2% in Q1'08

Contribution to the change (as a %) in revenues


Volume
Mix/ price
Exchange rate
Volume
Mix/ price
Exchange rate
+2.8
-2.0
-0.6
+ 3.9
+ 1.0
-1.5
+ 0.6
9,306
(bln eur)
+0.2*
+ 3.4
+ 0.6
9,697
(bln eur)
France + Europe
Euromed + Americas
+ Asia-Africa
Others

** Of which France : +1.3% - Europe : -1.1%*

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 25 RENAULT

France vs. Europe : a contrasted situation

Change in revenues Q1 08 vs Q107 in France and Europe


Volume
Mix/ price
Exchange rate
+3.8
+0.6
+4.4
France
Volume
Mix/ price
Exchange rate
+ 4.3
-5.7
- 1.5
-2.9
Europe

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 26 RENAULT

Logan steady growth – Steady revenues

- Strong transaction price evolution (Sedan)

(euro)	2006	2007	Q1 2008
France:	~10,500	~10,600	~10,900
Romania:	~ 8,200	~ 8,400	~8,500
Russia :	~8,700	~8,800	~8,800



- Wagon ~ **2500 euros higher than sedan**



- **Sandero ~10% higher rev/unit than sedan**
  (Americas region)



Agenda

- Introduction
- First quarter 2008 global sales volume
- First quarter 2008 group revenues
- Outlook and conclusion


THE PRODUCT OFFENSIVE 2006-2008
2006
2007
H1 2008
H2 2008
Logan MCV
Expansion models
Replacement models
Grand Modus
Clio Grand Tour
Logan Pick-up
Kangoo PC+LCV
Laguna Wagon
Laguna Coupé
Kangoo Compact
Sedan, successor to Clio Symbol
Mégane
MONDAY APRIL, 21st 2008
Q1 2008 REVENUES - CONFERENCE CALL
29
RENAULT


New Mégane Concept
MONDAY APRIL, 21st 2008
Q1 2008 REVENUES - CONFERENCE CALL
30
RENAULT

OTHER SLIDES

MONDAY APRIL 21st 2008 | Q1 2008 REVENUES CONFERENCE CALL

RENAULT

Renault group worldwide sales up 6.5% to 639 k units YTD

In thousand units (Cars+LCVs)


Renault
+4.7%
524.5
549.2
Dacia
+37.0%
45.7
62.6
Samsung
-9.0%
29.4
26.7
Group
+6.5%
599.6
638.6
Q1 07
Q1 08
Q1 07
Q1 08
Q1 07
Q1 08
Q1 07
Q1 08

MONDAY APRIL, 21st 2008 | Q1 2008 REVENUES - CONFERENCE CALL | 32

RENAULT

SALES CLEANING COMPLETED : Stable channel mix


Renault Group market share by Sales Channel
G5 countries (FRA, GER, ITA, SPA, U-K)
(Sliding average 12 months Car+ LCV)
16%
14%
12%
10%
8%
6%
Corporate Fleet
Retail
Self registration
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F
2004 2005
2005 2006
2006 2007
2007 2008

Logan worldwide sales by region

Thousands of units (Cars+LCVs)


130
110
90
70
50
30
10
-10
124.5
+96.5%
63.3
Q1 2007
Q1 2008
France
Europe
+ 73.3%
Euromed: + 26.1%
Americas: x 4.0
Asia Africa: x36.5

DACIA STRIKE
STATUS AND OUTCOME OF THE NEGOTIATION

- **Average raise of salary: 28 % (excluding bonus)**
- **Cost of the strike: 13 millions euros**
- **Manufacturing outfalls:**
  - Production of Pitesti plant in February 2008=1300 vehicles / day
  - Days of strike: 15
  - Thanks to the constitution of stocks from January to March 2008, the production loss is only 7800 vehicles
  - Action plan to recover these production loss :
    - Days-off initially planned in April are canceled
  - 2008 production commitment of Pitesti is confirmed : 320 000 units

Production restart without difficulties on April 14 and back to full pace on April 17. No delays on Sandero launch.

Full speed in International expansion
RUSSIA: AvtoVaz (Lada) & Renault

#1 Automaker in Russia

- **Lada holds 30% of the market**
  - **710K units in 2007**
- **Togliatti plant:**
  - **approx. 1 million units capacity**



Synergies:

- **Technology and R&D**
- **Engineering**
- **Purchasing and supplier development**
- **Product development**

Light Vehicle Sales In Russia


3,500
3,000
2,500
2,000
1,500
1,000
500
2002 2003 2004 2005 2006 2007 2008E 2009E 2010E 2011E 2012E
Source JD Powers

RENAULT

PRESS RELEASE

RECEIVED

2008 SEP 15 P 12:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 9, 2008

RENAULT GROUP SALES INCREASE 4.3% IN A GLOBAL MARKET UP 0.8%[1]

- **The Renault group's world sales rose 4.3% in first-half 2008 to 1,325,504 units. The Group increased its global market share by 0.2 points to 3.8%.**
- **Renault brand sales rose 4% and Dacia sales increased 13.3%. Renault Samsung Motors sales fell 7.2%.**
- **The Group pursued its international growth, increasing sales outside Europe by 15% to 460,526 units, representing nearly 35% of total Renault group sales.**
- **The first half of 2008 was marked by the launch of five new products: Clio Grand Tour, Grand Modus, New Kangoo passenger car and LCV, and Logan Pick-Up.**
- **Sales of Renault and Dacia entry-level vehicles increased by over 60.9% to a total 256,756 units.**

"Amid a global economic slowdown that had a particularly strong impact on automotive markets in the industrialized countries, the Renault group pursued the growth started at the end of 2007," said Patrick Blain, Executive Vice President, Sales and Marketing.

| France & Europe regions: Group sales resilient in a contracting market

In a highly competitive European market that contracted 2.2%, the Renault group increased its market share by 0.2% to 9.1%, selling 864,978 vehicles (PC and LCV)[2].

In **France**[3], Renault group registrations rose 8.1% in a market that increased 4.6%. The Renault brand confirmed its leadership position with a 6.5% increase in new car registrations to 337,369 units, for market share of 24.4% (PC and LCV). **Dacia** registrations rose 43.2% to 21,363.

In **Europe**[4], **Renault** claimed a market share of 8.6% (PC and LCV). Renault led the LCV market with a 14.1% share. **Dacia** continued its growth, with sales up 33.4% to 51,179 vehicles.
In Germany, Group sales increased by 15%, outpacing market growth of 3.7%. **Group** sales also rose in the dynamic markets of the Netherlands (+17.9%), Belgium (+11.7%), Switzerland (+20.7%), Austria (+14.8%) and Poland (+18.4%). Sales were down 22% in Spain and 12.2% in Italy in markets that fell significantly. In the UK, they shrank by 13.1% in a contracting market impacted by an unfavorable sterling-euro exchange rate.

---

1 Provisional figures at July 1
2 PC and LCV: passenger cars and light commercial vehicles
3 France: see press release on sales results from July 1, 2008
4 France region + Europe region

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

The Renault group launched **seven new products in Europe**[5] **in the past six months: Laguna Estate, Clio Grand Tour, Grand Modus, New Kangoo PC and LCV, Koleos and Sandero.**

Twingo II is a success. Sales more than doubled (compared with Twingo I and II) in the first six months of the year, for a total of 72,700 units sold.
The launch of **Grand Modus** alongside **Modus Phase II** boosted sales of the Modus family to 43,939, up 33.4%.
Clio Grand Tour, a new model in the Renault range, is attracting new customers. Renault has already sold 27,000 units.
Koleos, Renault's first 4x4 crossover, was launched on June 12.
Laguna III sales totaled 59,500, 60.4% higher than those of Laguna II in first-half 2007. Renault has sold more than 25,200 units of **Laguna Estate** since launch in January, accounting for over 42% of sales of the Laguna family. **Laguna GT4RD,** launched in first-half 2008, received a warm welcome from the first customers and the sales network. However, the Laguna program has fallen short of our initial forecast.
Sales of **Kangoo I and II (PC and LCV)** rose 7.8% to 81,154, of which 39,225 Kangoo II units.
Sandero has arrived in Europe. It was launched on June 20 in Germany and Austria and on June 27 in France, Italy, Poland, and the Netherlands.

| Euromed region: first-half sales hit a new high

In the **Euromed** region, where markets grew 28.1%, Group sales (PC and LCV) rose 8.7% to a total 213,939 units, thanks to a good performance by the Renault brand.
In **Russia**, amid market growth of 32.3%, Group sales increased 25.3% to 56,590 units. Logan is the best-selling foreign hatchback sedan in this country. However, we are losing market share because we cannot respond to demand until the planned increase in output capacity becomes effective.
Russia and Ukraine posted record sales in first-half 2008 at over 65,000 units.
The Group continued to lead the market in **Romania**, selling 58,403 vehicles for a **35.6%** market share, driven notably by the Logan range. Dacia confirmed its position as the number-one brand with 28% of the market.
The Renault group increased its sales in the growth markets of **Algeria** and **Morocco**, with a 20.3% rise in Morocco and a 34.5% leap in Algeria, setting a new sales record. The Group retained its leadership in Morocco with 29.8% market share.
In **Turkey**, the Renault group sold more than 39,000 vehicles in a market that expanded 12.6%. Renault continued to head the passenger car market with 26,662 units sold.

Sandero was launched in Romania on June 20 and in Bulgaria and Turkey on June 27.

| Americas region: strong growth of 17.7%

In the **Americas** region, in buoyant markets averaging 12.3% growth, the Renault group's growth momentum continued with a sales increase of **17.7%,** driven by Brazil and Argentina. Group sales in **Brazil** practically doubled to a new record of 58,792 units. With market share up 1.4 points to 4.4%, Renault became one of the top five brands in Brazil. In **Argentina**, sales increased 8.3% to 40,071. Renault's market share remained high at 12.6%.
Sandero, thus far launched in Brazil and Argentina, is enjoying huge success. Some **21,226** units have been sold in Brazil and Argentina since its launch. In first-half 2008, nearly 31,000 **Logans** were sold in the region as well.

---

[5] France region + Europe region

| Asia-Africa region: 25.4% growth

Group sales grew strongly in this region. Up 25.4%, they considerably outpaced market growth of 3.6%. The **Renault brand** increased sales by 90.3% to 55,425 units.
In **India**, the Group sold 12,700 Logan units in the first half of the year. Launched nearly one year ago, Logan is one of the top-three sellers in its segment.
In **Iran**, nearly 24,000 Tondar 90 (Logan) units were delivered in first-half 2008, but production remains significantly lower than customer demand and our objectives.
Renault sales also increased in several other countries, up 27% in Israel, 22% in Saudi Arabia, 26% in French-speaking Africa, 27% in English-speaking Africa, and 92% in Lebanon.
In **South Korea, Renault Samsung Motors** (RSM) sales fell 7.5% to 52,559.

Overall sales for the group rose 4.3% in first-half 2008. The total 1,325,504 units can be broken down by brand as follows:
- **Renault brand** world sales increased 4% to 1,144,524 units.
- **Dacia** world sales increased 13.3% to 127,276 vehicles.
- **Renault Samsung Motors** sales fell 7.2% worldwide to 53,704 units (mainly in South Korea). The QM5 launch has yet to reach sales objectives.

As part of the partnership agreement signed on February 28, 2008 with the Russian manufacturer AvtoVAZ, the Renault group incorporated sales of the **Lada** brand from March 2008. From March to June 2008, the Lada brand sold 271,919 vehicles.

| Outlook

The impact of the seven new model launches in the first half of the year will intensify in the second half of the year.
The product offensive will continue in second-half 2008 with Laguna Coupé and the start of the Mégane family renewal.
Sales growth will be strong outside Europe, driven by all Group brands.
Globally, the conditions are right for Renault to pursue growth in the second half of the year. But the rate of this growth will depend to a large extent on economic and financial developments, still highly uncertain, and their impact on the main automotive markets, notably in Europe and particularly in France.

Press contact:
Isabelle Meillier
Renault Press: +33 1 76 84 64 69 - Websites: www.media.renault.com and www.renault.com

Total sales by brand

	June*			Total		
	June 2008	June 2007	% variation	2008	2007	% variation
RENAULT						
PC	171 646	175 264	-2.1%	950 292	902 142	+5.3%
LCV	33 552	34 469	-2.7%	194 232	197 940	-1.9%
PC+LCV	**205 198**	**209 733**	**-2.2%**	**1 144 524**	**1 100 082**	**+4.0%**
RENAULT - SAMSUNG-MOTORS						
VP	**8 054**	**9 297**	**-13.4%**	**53 704**	**57 871**	**-7.2%**
DACIA	0	0				
PC	22 257	22 381	-0.6%	118 387	106 878	+10.8%
LCV	1 661	1 250	+32.9%	8 889	5 487	+62.0%
PC+LCV	**23 918**	**23 631**	**+1.2%**	**127 276**	**112 365**	**+13.3%**
RENAULT Group						
PC	201 957	206 942	-2.4%	1 122 383	1 066 891	+5.2%
LCV	35 213	35 719	-1.4%	203 121	203 427	-0.2%
PC+LCV	**237 170**	**242 661**	**-2.3%**	**1 325 504**	**1 270 318**	**+4.3%**

	June			From March to June		
LADA	**June 2008**			**2 008**		
PC	58 989			271 854		
LCV	21			65		
PC+LCV	**59 010**			**271 919**		

Total sales by region excluding LADA

	June*			Total		
	June 2008	June 2007	% variation	2008	2007	% variation
France	73 796	73 322	+0.6%	366 478	346 749	+5.7%
Europe* (excl. France)	84 222	93 440	-9.9%	498 500	523 008	-4.7%
Total France + Europe	**158 018**	**166 762**	**-5.2%**	**864 978**	**869 757**	**-0.5%**
Euromed **	41 848	41 662	+0.4%	213 939	196 848	+8.7%
Americas	21 147	17 713	+19.4%	136 849	116 230	+17.7%
Asia-Africa	16 157	16 524	-2.2%	109 738	87 483	+25.4%
Total excl. France + Europe	**79 152**	**75 899**	**+4.3%**	**460 526**	**400 561**	**+15.0%**
Total	**237 170**	**242 661**	**-2.3%**	**1 325 504**	**1 270 318**	**+4.3%**

* Sales

** Europe = appendix 1

Renault group TOP 10 markets (excluding LADA) YTD June 2008

Countries	Registrations PC+LCV	Market share
FRANCE	358 732	26.0%
GERMANY	88 295	5.1%
SPAIN	82 461	10.2%
ITALY	71 419	5.2%
UNITED KINGDOM	70 673	5.0%
BRAZIL	58 792	4.4%
ROMANIA	58 403	35.6%
Dacia	45 828	27.9%
Renault	12 575	7.7%
RUSSIA	56 590	3.8%
SOUTH KOREA*	52 559	8.1%
BELGIUM+LUXEMBOURG	41 359	10.3%

* Renault Samsung Motors 52 559

Total sales of the Renault group (6 months) and LADA (4 months) in Russia and Ukraine since March 2008

Countries	PC+LCV units
RUSSIA	286 421
UKRAINE	44 451

Unit sales of entry-level models: Logan, Logan MCV, Logan Van, Logan Pick-Up and Sandero

Brands	2004	2005	2006	2007	H1 2008	Total
Dacia	22 833	135 184	184 472	229 749	127 078	699 316
Renault	0	9 915	63 134	137 021	129 678	339 748
Total	22 833	145 099	247 606	366 770	256 756	1 039 064

H1 2008 total sales

Models	H1 2008
Logan	170 790
Logan MCV	57 362
Logan Van	3 675
Logan Pick-up	2 211
Sandero	22 718
Total	256 756

APPENDIX 1 : **Countries by region**

Americas	Asia & Africa	EuroMed	Europe *(excluding France)*	France
Colombia Costa Rica Cuba Ecuador Honduras Mexico Nicaragua Panama Salvador Venezuela Dominican Republic Guadeloupe French Guyana Martinique Argentina Brazil Bolivia Chile Paraguay Peru Uruguay	**ASIA PACIFIC** Australia Indonesia Japan Malaysia New Caledonia New Zealand Singapore Tahiti Thailand Brunei **INDIA** **MIDDLE EAST & French-speaking Africa** Egypt Jordan Lebanon Libya Saudi Arabia Pakistan Gulf countries Syria + *French-speaking African countries* **AFRICA & INDIAN OCEAN** South Africa + *sub-Saharan African countries* Indian Ocean Islands **KOREA** **IRAN** **CHINA** Hong-Kong Taiwan Israel	Bulgaria Moldavia Romania Armenia Belarus Georgia Kazakhstan Russia Ukraine Azerbaïdjan Turkey Algeria Morocco Tunisia	Austria Baltic States Belgium/Luxembourg Bosnia Croatia Cyprus Czech Republic Denmark Finland Germany Greece Hungary Ireland Iceland Italy Kosovo Macedonia Malta Montenegro Netherlands Norway Poland Portugal Serbia Slovakia Slovenia United Kingdom Spain Sweden Switzerland	Metropolitan France

RENAULT

PRESS RELEASE

RECEIVED

2008 SEP 15 P 12: July 24, 2008

In first-half 2008,

RENAULT REPORTS OPERATING MARGIN OF 4.1%

- **Consolidated revenues rose 2.3% to €20,942 million.**
- **Renault generated an operating margin of €865 million, i.e. 4.1% of revenues, vs. 3.5% in first-half 2007 in a particularly difficult economic context.**

With the launch of five new products—Clio Grand Tour, Grand Modus, New Kangoo PC and LCV and Logan Pick-Up—the Renault group sold 1,325,500 vehicles, 4.3% more than in the first half of 2007.

Operating margin up 19.8% on first-half 2007

Group revenues came to €20,942 million, rising 2.3% over the same period in 2007, on a consistent consolidation and accounting basis. Excluding negative currency effects, the increase would be 4.9%.
Automobile contributed €19,887 million to Group revenues, up 2.2% on first-half 2007.

- The France region made a positive contribution to revenues, buoyed by sales of the new models. The B segment in particular benefited from the new environmental bonus/malus system rewarding low-emission vehicles.
- The Europe region's contribution declined in the wake of the slump in Spain, Italy and the United Kingdom. They were further penalized by the decline of the pound sterling vs. the euro.
- The Euromed and Americas regions advanced under the three-fold impact of strong volume growth, a favorable mix and higher prices.
- The contribution of the Asia-Africa region was affected by the weakening of the Korean won.

The **Sales Financing** subsidiary RCI Banque contributed €1,055 million to Group revenues, an increase of 4%.
The financial statements presented to the Board of Directors on July 23 are definitive, with the exception of Nissan's contribution for the second quarter, which has not been included. This contribution will be disclosed on August 1 after the release of Nissan's accounts for the period.
The Group's **operating margin** came to €865 million, representing 4.1% of revenues compared with 3.5% in first-half 2007.

Communications Department
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

Automobile generated an operating margin of €598 million, i.e. 3% of its revenues, versus 2.3% in the first half of 2007. The increase stems primarily from cost reductions, which are crucial to performance as the Group faces increasingly stiff headwinds and high sales incentives in a very competitive European market. Purchasing costs, excluding the impact of raw materials, general expenses and warranty costs all decreased during the first half of the year.

The contribution of **Sales Financing** remained stable at €267 million or 25.3% of its revenues in a very tense financial environment.

Operating income stands at €845 million against €689 million in first-half 2007.

Net financial income came to €315 million, compared with an expense of €112 million in first-half 2007 due to fluctuations in the price of non-voting shares (+ €350 million vs. – €104 million in first-half 2007) and despite a slight increase in the cost of Automobile debt.

With respect to the Group's share in the **net income of associated companies**, AB Volvo contributed €218 million vs. €181 million in first-half 2007. The impact of Nissan's contribution on Renault's consolidated interim accounts will be reported on August 1, when Nissan releases the results of its second quarter running from April to June 2008.

Excluding Nissan's second-quarter 2008 contribution, the **estimated net income**[1] comes to €1,467 million.

Shareholders' equity[1] is estimated at €21,245 million at end June.

The net financial debt of the Automobile division is €3,472 million, representing 16.3% of estimated shareholders' equity[1] at June 30, 2008 versus 9.5% at December 31, 2007. This change is attributable chiefly to the investment in AvtoVaz (€662 million) and the increase in working capital requirements due to the slowdown in Europe.

Action Plan

The deterioration in the macroeconomic environment has far exceeded the worst-case scenarios envisaged when Renault Commitment 2009 was launched two years ago. The main factors are:

- The surge in oil prices, which has slowed growth on auto markets, changed the sales mix and increased transportation costs
- Rising raw material prices
- Negative foreign exchange fluctuations
- The financial crisis, which has increased the cost of corporate financing
- The slowdown in the major European automotive markets.

[1] *This figure does not include Nissan's contribution for second-quarter 2008 and should therefore be considered just an estimate. Renault's summary consolidated financial statements for the half-year ending June 30, 2008 will be released on August 6, 2008.*

Faced with the conjunction of five factors of such magnitude, Renault has decided to take immediate action to maintain its competitiveness and profitability. These measures include:

- A hike in sales prices to absorb the costs arising on the surge in raw material prices,
- The simplification of the product plan, by halting or postponing projects deemed less important,
- A freeze in new hires in Europe.

Other measures are under consideration:

- A 10% reduction in the corporate overheads through a voluntary redundancy plan, primarily in Europe
- The reorganization of production sites, in particular by cutting back to just one shift at the Sandouville plant in view of declining demand for D-segment sedans in Europe. Other adjustments may follow if the situation continues to deteriorate. They could concern the B segment and production levels at the Flins plant.

Furthermore, the ratio of R&D spending and investment to revenues will be cut to 10% by 2010 at the latest, from 11.4% in 2007.

Outlook

- The product offensive will continue in Europe in the second half of 2008 with the launch of Laguna Coupe and the beginning of the renewal of the Mégane line. Outside of Europe, sales will continue to advance at a strong pace, driven by all of the Group's brands. Overall, the conditions have been set for growth to continue at a rate of over 5% for the full year, barring any additional downturn in European markets.
- Given the results of first half 2008, Renault remains on track to achieve an operating margin of 4.5% for full-year 2008. However, worsening economic conditions would make this milestone more difficult to attain.
- In 2009, the growth forecast for the three brands, Renault, Dacia and Renault Samsung, should enable the Group to sell more than 3 million vehicles. Including Lada, our sales objective is over 3.8 million units.
- The Group is continuing to aim for a 6% operating margin in 2009.

The changes undertaken in the course of Renault Commitment 2009 have already led to substantial progress, in terms of international footprint, the quality of products and services, cost reductions and the extension of the product range. The major strategic projects launched within the Alliance with Nissan in the past 18 months pave the way for future growth: a plant in Chennai, India, a plant in Tangiers, Morocco, the development of an electric vehicle and a project for an Ultra Low Cost vehicle with Bajaj. In addition, Renault has entered into a strategic partnership with the carmaker AvtoVaz in Russia. All these factors form the foundation on which Renault is building its future. The strategic choices made by Renault are borne out by the transformations underway in the world economy and energy situation.

Press contact: Gita ROUX, 33 (0)1 76 84 64 69
www.media.renault.com & www.renault.com

Renault Group consolidated revenues[2] by Division and half-year period

€ million	H1 2008	H1 2007 On a same consolidation and accounting basis with 2008	% change 2008/2007
Automobile	19,887	19,451	+ 2.2%
Sales Financing (RCI Banque)	1,055	1,014	+ 4.0%
Total	**20,942**	**20,465**	**+ 2.3%**

Renault's consolidated results by half-year period, excluding Nissan's contribution for the second quarters of 2007 and 2008

€ million	H1 2008	H1 2007
Operating margin	865	722
Operating income	845	689
Net financial income (expense)	+ 315	-112
Share in net income of AB Volvo	218	181
Current and deferred taxes	- 308	-97
Net income (estimate[3])	1,467	1,073

Divisional contribution to Renault's operating margin by half-year period

€ million	H1 2008	H1 2007	Variation
Automobile *As a % of revenues*	598 *3.0%*	455 *2.3%*	+ 31.4%
Sales Financing (RCI Banque) *As a % of revenues*	267 *25.3%*	267 *26.8%*	-
Total *As a % of revenues*	**865** **4.1%**	**722** **3.5%**	**+ 19.8%**

2 On a same consolidation and accounting basis

3 Estimate :excluding Nissan's contribution for its second-quarter 2008, which will be released on August 1, 2008

Communications Department
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

H1 2008 FINANCIAL RESULTS

JULY 24th 2008

Carlos GHOSN
CEO
Thierry MOULONGUET
CFO

Estimated financial data

RENAULT

AGENDA

01 **FIRST-HALF RESULTS**

02

03

04

RENAULT

RENAULT GROUP WORLDWIDE SALES
1st SEMESTER 2008



World
+ 4.3%
1,270
1,326
H1 07 H1 08
Europe
- 4.6%
523
499
H1 07 H1 08
France
+ 5.7%
H1 07 H1 08
France
+ Europe
- 0.5%
Americas
+ 17.5%
116
137
H1 07 H1 08
Euromed
+ 8.7%
197
214
H1 07 H1 08
Asia Africa
+ 25.5%
87
110
H1 07 H1 08
International
+ 14.9%

Thousand units (PC+LCV)
Based on J+9 Data

VOLUME GROWTH BY SEGMENT
ENTRY, B & D SEGMENT GROWTH



Sales variation
H1 08 vs. H1 07
B
C
D
LCV/PV
ENTRY
LCV
RSM
100,000
75,000
50,000
25,000
0
-25,000
-50,000
-75,000
-100,000
MODUS
CLIO ESTATE
TWINGO 2
TWINGO
CLIO 2
CLIO 3
THALIA
KOLEOS
MEGANE
MEGANE 2
SCENIC
LAGUNA 3
LAGUNA
ESPACE
VEL SATIS
KANGOO 2
KANGOO
TRAFIC
SANDERO
LOGAN
Others
KANGOO 1
TRAFIC
QM5
SM5

FIRST-HALF 2008 FINANCIAL RESULTS

(million euros)	H1 2007	H1 2008	Variation
Worldwide sales (units)	1,270,000	**1,325,500**	**+ 4.3%**
Group Revenues	20,465	**20,942**	**+ 2.3%**
Automobile	*19,451*	*19,887*	*+ 2.2%*
Finance	*1,014*	*1,055*	*+ 4.0%*

Change in Auto Revenues:	**+ 2.2%**
- Volume	+ 5.0%
- Mix / Price	- 0.4%
- Exchange rates	- 2.6%

OPERATING PROFIT VARIANCE ANALYSIS

CHANGE H1 2008 / H1 2007: + €143 million


722
3.5%
-115
Currency
+197
Volume
-294
Mix / Price
Enrichment
-76
Raw
Materials
-84
Industrial
performance
+259
Purchasing
+335
Gross
Purchasing
+124
Warranty
+10
G&A
-5
R&D
+51
Sales
Financing
& Others
865
4.1%
H1 2007
H1 2008

(million euros)

RCI PERFORMANCE

Stability of the gross financial margin and results before tax

in % of average outstandings	H1 2007 IFRS	H1 2008 IFRS
Gross financial margin	4.44%	**4.37%**
Services & others products	1.43%	**1.51%**
Intermediation fees	-1.15%	**-1.16%**
NET BANKING INCOME	4.72%	**4.72%**
COST OF RISK (customers & dealers)	-0.57%	**-0.77%**
OPERATING EXPENSES	-1.79%	**-1.63%**
RESULTS BEFORE TAX	2.28%	**2.32%**

FIRST-HALF 2008 FINANCIAL RESULTS

(million euros)	H1 2007	H1 2008	Variation
Worldwide sales (units)	1,270,000	1,325,500	+ 4.3%
Revenues	20,465	20,942	+ 2.3%
Operating margin	722	865	+ 19.8%
in % of revenues	3.5%	**4.1%**	+ 0.6pt
Other operating income (expenses)	- 33	**- 20**	+ 39%
Financial income (expenses)	(112)	**315**	--
Associated net income	837	**729**	-12.9%
Result before tax	1,414	**1,889**	+33.6%
Net result	1,317	**1,581**	+20,0%

AUTOMOBILE NET FINANCIAL DEBT EVOLUTION


+ 2,569
+ 498
Dividends received
from associated companies
Auto net debt at end of...
- Dec 31st 2007 : €2,088m
- June 30th 2008 : €3,472m
(million euros)
Net tangible
& intangible
investments
Net debt
increase
- 1,384
Cash Flow
- 959
Net
Investments
- 619
Capitalized
R&D Expenses
- 1,730
- 152
Leased
vehicles
- 823
Change
in WCR
- 1,075
Dividends paid
+ 357
Fair
value
- 662
Investment
in AvtoVAZ
- 20
Others

AGENDA

01 FIRST-HALF RESULTS

02 FIRST-HALF CONCLUSIONS

03

04

THE SIX LEVERS TO RESPOND TO CHALLENGES

1. **Quality results already being delivered**

QUALITY
WARRANTY CLAIMS - UP TO 26 WEEKS AFTER LAUNCH


Modus
(Reference vehicle)
Clio III
Laguna
Laguna Estate
Twingo II
SALES LAUNCH
+5 Weeks
+10 Weeks
+15 Weeks
+20 Weeks
+25 Weeks

THE SIX LEVERS TO RESPOND TO CHALLENGES

1. **Quality results already being delivered**

2. **Position in emerging markets**

3.

4.

5.

6.

EMERGING MARKET PERFORMANCE



Renault group sales (units)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Brazil
Russia
Maghreb
COMMITMENT 2009
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
June 2008
2009

THE SIX LEVERS TO RESPOND TO CHALLENGES

1. Quality results already being delivered
2. Position in emerging markets
3. Success in entry level range
4. [illegible]
5. [illegible]
6. [illegible]

ENTRY LEVEL WORLDWIDE SALES

FY 2007: 366,000
FY 2008 forecast: 550,000




Sandero
Logan Van / Pick-up
Logan MCV
Logan Sedan


Thousand units (Cars+LCVs) and % of mix
300
200
100
0
160
3%
21%
86%
257
9%
2%
23%
67%
H1 2007
H1 2008

THE SIX LEVERS TO RESPOND TO CHALLENGES

1. **Quality results already being delivered**
2. **Position in emerging markets**
3. **Success in entry level range**
4. **Arrival of the new Megane**





NEW MEGANE CONCEPT



THE SIX LEVERS TO RESPOND TO CHALLENGES

1. Quality results already being delivered
2. Position in emerging markets
3. Success in entry level range
4. Arrival of the new Megane
5. Strength of "B" segment products
6.

STRONG B-SEGMENT PERFORMANCE

Low CO_2 emissions


101 to 120 g/km B
121 to 140 g/km C
Renault eco2

Twingo

Clio &
Clio Estate

Modus &
Grand Modus

Kangoo PV & LCV



THE SIX LEVERS TO RESPOND TO CHALLENGES

1. Quality results already being delivered
2. Position in emerging markets
3. Success in entry level range
4. Arrival of the new Megane
5. Strength of "B" segment products
6. Discipline in cost reduction

PURCHASING COST DISCIPLINE

Evolution of the purchasing scope managed by RNPO as % of the total purchases of Renault and Nissan


RNPO
2001
30%
2006
75%
2007
83%
2008
92%

€62.7 billion purchased by RNPO in 2008

SIX RISKS

1. Weakness in certain European markets
2. Slow ramp-up in Iran
3. Insufficient contribution to date from New Laguna
4. Slowdown in Korea
5. High R&D and Capex expenses as % of revenue
6. Low capacity utilization in Western Europe

CAPACITY UTILIZATION BY REGION

(% change from 2005 to H1 2008)


GLOBAL
100%
80%
60%
40%
20%
60%
63%
2005
2006
2007
H1 2008
WEST.EUROPE
FRANCE + SPAIN
64%
54%
EUROMED
75%
96%
AMERICAS
29%
53%
RENAULT
SAMSUNG
43%
70%

AGENDA

01 FIRST-HALF COMMERCIAL RESULTS

02 FIRST-HALF 2008 FINANCIAL REVIEW

03 A NEW MACRO ECONOMIC ENVIRONMENT

04 ACTION PLAN

RAW MATERIALS & OIL THE BIG SHIFT

		Dec. 31st 2005	Variation	Jun. 30th 2008
STEEL Av. price € / ton	SPOT	480	**+ 56.3 %**	**750** ***> 900 in 2009***
ALUMINIUM ($ per ton)		2,195	**+ 42.8%**	**3,134**
PLASTICS (€ per ton)		1,450	**+ 13.8%**	**1,650**
PLATINUM ($ per oz)		968	**+ 112.7%**	**2,059**
OIL ($ per barrel)		61	**+ 129.5%**	**140**

CURRENCY VOLATILITY

	Dec 31st 2005	June 30th 2008	Variation vs Dec 31st 05	Variation vs June 30th 07
EURO / POUND STERLING (€ / £)	0.69	0.79	+ 14.90%	+ 17.32%
EURO/ DOLLAR US (€ / $)	1.18	1,58	+ 33.07%	+ 16.35%
EURO / ARG. PESO (€ / AR$)	3.59	4.76	+ 32.74%	+ 13.77%
EURO / RAND (€ / ZAR)	7.48	12.33	+ 64.81%	+ 28.95%
EURO/ KOREAN WON (€ / WON)	1.192,76	1.655,46	+ 38.79%	+ 32.38%
EURO/ RUSSIAN RUBLE (€ / RUB)	34.03	36.94	+ 8.55%	+ 6.05%

AGENDA

01 FIRST-HALF COMMERCIAL RESULTS

02 FIRST-HALF 2008 FINANCIAL REVIEW

03 A NEW MACRO ECONOMIC ENVIRONMENT

04 ACTION PLAN

SUMMARY

	2008	2009
Growth	+5%	3 million vehicles
Profitability % of revenues	4.5%*	6.0%*

* As commented at half-year presentation

ADJUSTMENT OF ORGANIZATION FOR NEW ENVIRONMENT

- 10% reduction of corporate overhead
- Reduction of one shift at Sandouville plant
- Potential adjustment of European "B"-segment production

REDUCE R&D AS PERCENTAGE OF REVENUE

R&D + Capex as 10% of revenue by end of 2009



R&D Expenses
Net Investments
12%
10%
8%
6%
4%
2%
0%
11.7%
10.3%
10.0%
9.9%
11.5%
11.4%
Target
≤10.0%
4.9%
4.6%
4.9%
5.5%
6.0%
6.1%
6.8%
5.7%
5.2%
4.4%
5.5%
5.3%
2002
2003
2004
2005
2006
2007
(2008)
2009

in % of group revenues
Cash impact (excl. IAS 38)

STRATEGIC INITIATIVES ADAPTED TO A NEW MACRO ECONOMIC ENVIRONMENT



RENAULT NISSAN
Zero emission vehicles
Israel
USA
Denmark
Japan
Portugal
Strategic partnership with AvtoVAZ
RENAULT NISSAN
New common plants :
Chennai (India)
Tangiers (Morocco)
RENAULT NISSAN
Ultra Low Cost Program with Bajaj

July 24, 2008

01 FIRST-HALF COMMERCIAL RESULTS

02 FIRST-HALF 2008 FINANCIAL REVIEW

03 A NEW MACRO ECONOMIC ENVIRONMENT

04 ACTION PLAN

H1 2008 FINANCIAL RESULTS

JULY 24th 2008

Q&A SESSION

COST REDUCTION

	H1 2008 vs FY 2005	2009 Objectives
Purchasing performance	**- 12%**	**- 14%***
Manufacturing	**- 5.4%**	**- 12%**
Logistics	**- 9.2%**	**- 9%**
G&A	**- 6%** (ie 4.4% rev.)	**< 4% revenues**
Distribution costs	**+ 5.8%**	**- 8%** per unit in Europe
Investment costs	**- 35%**	**- 50%**

** 2008 Objective*

AUTOMOBILE DIVISION REVENUES

Contribution to the change (as a %) in revenues +2.2%



Volume
Mix / price
Exchange rate
Volume
Mix / price
Exchange rate
+2.2%
19,451 (bln eur)
+1.8
-1.8
-0.5
+ 3.1
+ 1.4
-2.1
+ 0.3
19,887 (bln eur)
-0.5*
+2.4
+0.3
France + Europe
Euromed + Americas + Asia Africa
Others

** of which France : +1.9% - Europe : -2.4%*

RENAULT

PRESS RELEASE

RECEIVED

2008 SEP 15 P 12: 12

August 5, 2008

This document is an update of the first-half 2008 financial results of Renault press release published on July 24, 2008.
Data given bellow now integrate the €509 million euro contribution of Nissan published on August 1, 2008, to the first-half 2008 financial results of Renault.

In first-half 2008,

RENAULT REPORTS OPERATING MARGIN OF 4.1%

- **Consolidated revenues rose 2.3% to €20,942 million.**
- **Renault generated an operating margin of €865 million, i.e. 4.1% of revenues, vs. 3.5% in first-half 2007 in a particularly difficult economic context.**

With the launch of five new products—Clio Grand Tour, Grand Modus, New Kangoo PC and LCV and Logan Pick-Up—the Renault group sold 1,325,500 vehicles, 4.3% more than in the first half of 2007.

Operating margin up 19.8% on first-half 2007

Group revenues came to €20,942 million, rising 2.3% over the same period in 2007, on a consistent consolidation and accounting basis. Excluding negative currency effects, the increase would be 4.9%.
Automobile contributed €19,887 million to Group revenues, up 2.2% on first-half 2007.

- The France region made a positive contribution to revenues, buoyed by sales of the new models. The B segment in particular benefited from the new environmental bonus/malus system rewarding low-emission vehicles.
- The Europe region's contribution declined in the wake of the slump in Spain, Italy and the United Kingdom. They were further penalized by the decline of the pound sterling vs. the euro.
- The Euromed and Americas regions advanced under the three-fold impact of strong volume growth, a favorable mix and higher prices.
- The contribution of the Asia-Africa region was affected by the weakening of the Korean won.

The **Sales Financing** subsidiary RCI Banque contributed €1,055 million to Group revenues, an increase of 4%.
The Group's **operating margin** came to €865 million, representing 4.1% of revenues compared with 3.5% in first-half 2007.

Communications Department
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

Automobile generated an operating margin of €598 million, i.e. 3% of its revenues, versus 2.3% in the first half of 2007. The increase stems primarily from cost reductions, which are crucial to performance as the Group faces increasingly stiff headwinds and high sales incentives in a very competitive European market. Purchasing costs, excluding the impact of raw materials, general expenses and warranty costs all decreased during the first half of the year.

The contribution of **Sales Financing** remained stable at €267 million or 25.3% of its revenues in a very tense financial environment.

Operating income stands at €845 million against €689 million in first-half 2007.

Net financial income came to €315 million, compared with an expense of €112 million in first-half 2007 due to fluctuations in the price of redeemable shares (+ €350 million vs. – €104 million in first-half 2007) and despite a slight increase in the cost of Automobile debt.

Renault booked a profit of €729 million from its share in the **net income of associated companies**, of which € 509 million from Nissan and €218 million from AB Volvo.

Net income totalled €1,581 million (€ 1,317 million in first half 2007).

Shareholders' equity is at €21,706 million at end June.

The net financial debt of the Automobile division is €3,472 million, representing 16.0% of shareholders' equity at June 30, 2008 versus 9.5% at December 31, 2007. This change is attributable chiefly to the investment in AvtoVaz (€662 million) and the increase in working capital requirements due to the slowdown in Europe.

Action Plan

The deterioration in the macroeconomic environment has far exceeded the worst-case scenarios envisaged when Renault Commitment 2009 was launched two years ago. The main factors are:

- The surge in oil prices, which has slowed growth on auto markets, changed the sales mix and increased transportation costs
- Rising raw material prices
- Negative foreign exchange fluctuations
- The financial crisis, which has increased the cost of corporate financing
- The slowdown in the major European automotive markets.

Faced with the conjunction of five factors of such magnitude, Renault has decided to take immediate action to maintain its competitiveness and profitability. These measures include:

- A hike in sales prices to absorb the costs arising on the surge in raw material prices,
- The simplification of the product plan, by halting or postponing projects deemed less important,
- A freeze in new hires in Europe.

Other measures are under consideration:

- A 10% reduction in the corporate overheads through a voluntary redundancy plan, primarily in Europe
- The reorganization of production sites, in particular by cutting back to just one shift at the Sandouville plant in view of declining demand for D-segment sedans in Europe. Other adjustments may follow if the situation continues to deteriorate. They could concern the B segment and production levels at the Flins plant.

Furthermore, the ratio of R&D spending and investment to revenues will be cut to 10% by 2010 at the latest, from 11.4% in 2007.

Outlook

- The product offensive will continue in Europe in the second half of 2008 with the launch of Laguna Coupe and the beginning of the renewal of the Mégane line. Outside of Europe, sales will continue to advance at a strong pace, driven by all of the Group's brands. Overall, the conditions have been set for growth to continue at a rate of over 5% for the full year, barring any additional downturn in European markets.
- Given the results of first half 2008, Renault remains on track to achieve an operating margin of 4.5% for full-year 2008. However, worsening economic conditions would make this milestone more difficult to attain.
- In 2009, the growth forecast for the three brands, Renault, Dacia and Renault Samsung, should enable the Group to sell more than 3 million vehicles. Including Lada, our sales objective is over 3.8 million units.
- The Group is continuing to aim for a 6% operating margin in 2009.

The changes undertaken in the course of Renault Commitment 2009 have already led to substantial progress, in terms of international footprint, the quality of products and services, cost reductions and the extension of the product range. The major strategic projects launched within the Alliance with Nissan in the past 18 months pave the way for future growth: a plant in Chennai, India, a plant in Tangiers, Morocco, the development of an electric vehicle and a project for an Ultra Low Cost vehicle with Bajaj. In addition, Renault has entered into a strategic partnership with the carmaker AvtoVaz in Russia. All these factors form the foundation on which Renault is building its future. The strategic choices made by Renault are borne out by the transformations underway in the world economy and energy situation.

Press contact: Nathalie BOUROTTE, 33 (0)1 76 84 64 69
www.media.renault.com & www.renault.com

Renault Group consolidated revenues[1] by Division and half-year period

€ million	*H1 2008*	*H1 2007 On a same consolidation and accounting basis with 2008*	*% change 2008/2007*
Automobile	19,887	19,451	+ 2.2%
Sales Financing (RCI Banque)	1,055	1,014	+ 4.0%
Total	**20,942**	**20,465**	**+ 2.3%**

Renault's consolidated results by half-year period, excluding Nissan's contribution for the second quarters of 2007 and 2008

€ million	*H1 2008*	*H1 2007*
Operating margin	865	722
Operating income	845	689
Net financial income (expense)	+ 315	-112
Share in net income of associates	729	837
of which AB Volvo	*218*	*181*
of which Nissan	*509*	*615*
Current and deferred taxes	- 308	-97
Net income	1,581	1,317

Divisional contribution to Renault's operating margin by half-year period

€ million	*H1 2008*	*H1 2007*	*Variation*
Automobile *As a % of revenues*	598 *3.0%*	455 *2.3%*	+ 31.4%
Sales Financing (RCI Banque) *As a % of revenues*	267 *25.3%*	267 *26.8%*	-
Total *As a % of revenues*	**865** **4.1%**	**722** **3.5%**	**+ 19.8%**

[1] On a same consolidation and accounting basis

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EARNINGS REPORT 2008 FIRST HALF



RENAULT

Contents

EARNINGS REPORT - First half 2008

In Brief

KEY FIGURES

		H1 2008	H1 2007	% change
Group worldwide sales	thousand vehicles	1,326	1,270	+4.3%
Group revenues	€ million	20,942	20,465 (1)	+2.3%
Operating margin	€ million	865	722	+19.8%
	% of revenues	4.1	3.5	
Contribution from associated companies	€ million	729	837	-12.9%
o/w Nissan		*509*	*615*	-
o/w AB Volvo		*218*	*181*	-
Net income	€ million	1,581	1,317	+20.0%
Net income, Group share	€ million	1,551	1,281	+21.1%
Earnings per share	€	6.05	4.96	+22.0%
Automobile, net financial debt	€ million	3,472	2,088 at 31/12/07	+66.3%
Debt-to-equity ratio	%	16.0	9.5 at 31/12/07	+6.5 pts
Sales Financing, average loans outstanding	€ billion	23.1	22.6	+2.2%

(1) restated on a consistent basis.

OVERVIEW

In the first half of 2008 **worldwide sales** for the Renault group rose 4.3% to 55,000 units. This result reflects contrasting performances:

- Sales in the France and Europe Regions* dipped 0.5%. Strong performances in France (+5.7%) and Germany (+14.8%) were not enough to offset the very negative effects of the decline in the Spanish and Italian markets, and to a lesser extent, in the U.K.
- Outside Europe, in the Euromed, Americas and Asia-Africa Regions, sales rose 14.9%. The Renault and Dacia brands grew sales by 23.0% and 2.8% respectively, while sales of Renault Samsung contracted 7.2%. Overseas (outside Europe) sales now account for 34.7% of the Group's total sales, up from 31.6% in the first half of 2007.

Group **revenues** totaled €20,942 million, a 2.3% increase on the first half of 2007, on a consistent basis.

Operating margin was €865 million, or 4.1% of revenues, in the first half of 2008, compared with €722 million and 3.5% in the first half of 2007.

** In this earnings report, the term "Region" refers to the geographical areas in Renault's new organization. A list of the countries in each Region can be found on page 21 of this report.*

Automobile contributed €598 million to operating margin, or 3.0% of revenues, compared with 2.3% in the first half of 2007. That improvement results from a combination of factors:

- highly negative external effects (exchange rates, commodity prices), amounting to €191 million, highlighting the pressure from the economic environment;
- a negative combined volume/mix/price/enhancement/incentives impact of €97 million (compared with a negative €192 million in the first half of 2007); the Group is not yet feeling the full positive effect expected from the renewal of the range, because of conditions in some automobile markets, especially Europe, and the phase-out of Mégane was accompanied by an increase in incentives in Europe;
- the cost-cutting policy, which was a key factor in financial performance with a 469 million euros saving : especially on purchasing (down €335 million excluding commodity price effects), G&A (down €10 million), and warranty expenses (down €124 million).

Sales Financing (RCI Banque) contributed €267 million to operating margin, or 25.3% of revenues (26.8% in the first half of 2007).

Renault booked a profit of €729 million from its share in the net income of associated companies – mainly Nissan and AB Volvo – and reported net income of €1,581 million.

The **net financial debt of Automobile** increased €1,384 million to €3,472 million at June 30, 2008, compared with €2,088 million at December 31, 2007. The ratio of net financial debt to Group shareholders' equity stood at 16.0% at end-June 2008, up from 9.5% at end-December 2007.

OUTLOOK

- The product offensive will continue in Europe in the second half of 2008 with the launch of Laguna Coupé and the beginning of the renewal of the Mégane line. Outside of Europe, sales will continue to advance at a strong pace, driven by all of the Group's brands. Overall, the conditions have been set for growth to continue at a rate of over 5% for the full year, barring any additional downturn in European markets.
- Given the results of first half 2008, Renault remains on track to achieve an operating margin of 4.5% for full-year 2008. However, worsening economic conditions would make this milestone more difficult to attain.
- In 2009, the growth forecast for the three brands, Renault, Dacia and Renault Samsung, should enable the Group to sell more than 3 million vehicles. Including Lada, our sales objective would be over 3.8 million units.
- The Group is continuing to aim for a 6% operating margin in 2009.

REGULATORY REQUIREMENTS

No risks or uncertainties are expected other than those described in Chapter 2.3 of the Registration Document filed on March 13, 2008, for the remaining six months of the year.

There are no related-party transactions other than those described in Chapter 4.1.3 of the Registration Document.

PERSON RESPONSIBLE FOR THE DOCUMENT

Mr. Carlos Ghosn, President and Chief Executive Officer, accepts full responsability for this Earnings Report.

I hereby declare that, to the best of my knowledge, the condensed consolidated financial statements for the first half-year have been prepared under generally accepted accounting principles and give a true and fair view of the assets and liabilities, financial situation and results of the company and all the companies within the consolidated Renault group. I further declare that the Earnings Report gives a faithful picture of the information herein, e.g. material events occurring during the first six months of the financial year and their impact on the half-yearly accounts, a description of the main risks and contingencies for the remaining six months and the principal related party transactions.

Paris, August 5, 2008

President and Chief Executive Officer

Carlos Ghosn

5

Overview

Automobile

- The Renault Group sold 1,325,500 vehicles worldwide in the first half of 2008, a 4.3% increase on the first half of 2007. The half-year saw the launches of Clio Estate, Grand Modus, New Kangoo Car and Van, and Logan Pick-Up.
- In the France Region, Group sales surged 5.7% in a market that grew 4.6%. Sales in the Region were lifted by the range renewal, part of the product offensive, as well as new tax breaks for engines with a maximum CO_2 emission level of 130 g/km. The Renault brand confirmed its market leadership with 337,300 vehicle registrations, a 6.4% rise. Dacia continued to grow, totaling 21,400 units sold, up 43.3%.
- In the Europe Region (excluding France), Group sales dipped 4.6% in markets that contracted 3.2%. The Group posted strong growth in Germany (+14.8%), the Netherlands (+18.0%), Belgium (+11.6%), Switzerland (+20.3%), Austria (+14.8%) and Poland (+18.8%), but a decline in Spain (-22.0%) and Italy (-12.0%) in shrinking markets and in UK (-12,9%), due to unfavorable GBP/EUR exchange rate.
- In the France + Europe Regions, the Renault brand came in third position in the market for passenger cars and light commercial vehicles (cars + LCVs), with a share of 8.56% (up 0.07 points) and 806,000 registrations. The Renault brand continued to lead the field in the LCV market, with a 14.12% share. The Dacia brand grew 34.2% to 51,500 units sold on the success of Logan. In these Regions, seven new products were launched in the first six months of the year: Laguna Estate, Clio Estate, Grand Modus, New Kangoo Car and Van, Koleos and Sandero.
- Outside Europe[1], sales grew 14.9% to 460,200 units, accounting for 34.72% of the Group's total sales. Sales of the Renault and Dacia brands rose 23.0% and 2.8% respectively, whereas Renault Samsung brand sales fell 7.2%.
  - The Euromed Region posted record sales of 214,000 units in the first half of 2008, a 8.7% increase, mainly on the success of Logan in Russia and strong performances in North Africa.
  - In the Americas Region, in buoyant markets (+12.4%), the Group, mainly represented by the Renault brand, posted sustained 17.5% growth, driven by excellent results in Brazil and Argentina.
  - In the Asia-Africa Region, Group sales advanced by a strong 25.5%, far outpacing the market, which expanded 3.9%. Renault brand sales surged 90.4% to more than 55,500 units, whereas in South Korea, Renault Samsung Motors (RSM) sales totaled 52,500 units, a 7.5% decline attributable to lower-than-expected sales of SM5 and QM5.

Sales Financing

- RCI Banque's average loans outstanding rose 2.2% in the first half of 2008 to €23.1 billion.

(1) France Region + Europe Region.

1.1. AUTOMOBILE

1.1.1. Renault group worldwide sales - Cars + LCVs

	H1 2008*	H1 2007*	% change
GROUP	**1,325,529**	**1,270,319**	**+4.3**
BY REGION			
France	366,516	346,749	+5.7
Europe	498,790	523,009	-4.6
France + Europe	**865,306**	**869,758**	**-0.5**
Euromed	213,932	196,848	+8.7
Americas	136,513	116,230	+17.5
Asia-Africa	109,778	87,483	+25.5
Euromed + Americas + Asia-Africa	**460,223**	**400,561**	**+14.9**
BY BRAND			
Renault	1,144,196	1,100,083	+4.0
Dacia	127,602	112,365	+13.6
Renault Samsung	53,731	57,871	-7.2
BY VEHICLE TYPE			
Passenger cars	1,122,313	1,066,891	+5.2
Light commercial vehicles	203,216	203,428	-0.1

** Preliminary figures*

In the first half of 2008, in a global economic slowdown that strongly impacted some automobile markets, the Renault group continued on the growth track that began in late 2007. Group sales worldwide totaled 1,325,500 vehicles, an upturn of 4.3%. That overall trend is the result of contrasting regional performances: Group sales fell 4.6% in Europe, with 24,000 fewer units, but rose 5.7% in France and 14.9% in the rest of the world, with an additional 60,000 units.

Renault brand sales increased by 4.0%, with an additional 44,000 units. Dacia brand sales surged 13.6% to 127,600 units. Renault Samsung brand sales contracted 7.2%, with 4,100 units fewer units sold.

1.1.2. France & Europe Regions

GROUP SALES BY BRAND CARS + LCVs

	H1 2008*	H1 2007*	% change
FRANCE			
Renault	345,074	331,820	+4.0
Dacia	21,442	14,929	+43.6
Group	**366,516**	**346,749**	**+5.7**
EUROPE			
Renault	468,742	499,584	-6.2
Dacia	30,048	23,425	+28.3
Group	**498,790**	**523,009**	**-4.6**
FRANCE + EUROPE			
Renault	813,816	831,404	-2.1
Dacia	51,490	38,354	+34.2
Group	**865,306**	**869,758**	**-0.5**

** Preliminary figures*

In a mature and fiercely competitive passenger car and light commercial vehicle market that contracted by 2.1% or 202,000 vehicles on the first half of 2007, Renault group sales rose 0.3% to around 2,700 units. The Group nevertheless increased its market share by 0.22 points to 9.10%.

National market trends varied. In France, Group sales rose 8.1% in a market that expanded 4.6%. In buoyant markets, the Group posted significant sales growth in Germany (up 14.8%), the Netherlands (up 18.0%), Belgium (up 11.6%), Switzerland (up 20.3%), Austria (up 14.8%) and Poland (up 18.8%). In the deeply depressed Spanish market (down 19.0%), where Renault is maintaining a selective commercial policy in an intense, costly competitive environment, sales contracted 22.0%. In Italy, sales declined by 12%. In the U.K., due to the unfavorable GBP/EUR exchange rate, Renault registrations dropped 12.9% in a market that contracted 1.4%.

→ Renault brand

With more than 806,000 vehicles registered (down 1.3%) in the first half of 2008, the Renault brand ranked third in the passenger car and light commercial vehicle market, with an 8.6% market share, up 0.07 points on the first half of 2007. Renault was the No. 4 brand in the passenger car market and No. 1 in the LCV market.

By country

Within the France + Europe Regions, the situation varied between countries. In **France**, Renault brand registrations increased 6.4%. Renault increased its share of the car + LCV market by 0.42 points to 24.44%, consolidating its market lead. Twingo (Twingo I + New Twingo sold since mid-June 2007) was again the leader of the segment with 35,600 units sold, up 37.60%. A total of 68,000 New Twingos have already been sold in France. Clio (including Clio Campus, Clio III and Clio Estate, which was launched at the beginning of the year) ranked second in its segment with robust sales of Clio Estate (12,000 units since it was launched in January 2008). Modus and Grand Modus (launched in January 2008 in France), as well as Kangoo Car (20,000 units), also contributed to sales growth. Laguna (Laguna II + New Laguna) sold more than 22,000 units and led its segment in France with a 20% share.

In the Europe Region, Renault was the No. 1 brand in **Portugal** (12.8% market share) and **Slovenia** (16.3%) and No. 2 in **Croatia** (9.7%).

In **Germany**, where the market expanded by 3.9%, the Renault brand outperformed the market with growth of 13.2%.

Renault also recorded positive results in the **Netherlands** (up 11.2%), **Belgium** and **Luxembourg** (up 9.2%), **Switzerland** (up 17.3%), **Austria** (up 14.8%) and **Poland** (up 21.0%).

By model - passenger cars

The passenger car market in the France and Europe Regions totaled 8,273,000 vehicles, down 2% on the first half of 2007. The Renault brand took 7.80% of the market.

Performances by model:

- In the *city car segment (A segment)*, **New Twingo**, is the first restyled vehicle under Renault Commitment 2009. New Twingo is manufactured in Novo Mesto, Renault's Slovenian plant. New Twingo targets a younger, more international customer base than the earlier model. New Twingo has been a hit and is now the standard-setter in the city car segment, with more than 128,600 new registrations since it was launched. Combined with Twingo I, New Twingo leads its segment in France, with a 30.80% share of the market (up 0.3 points). A total of 72,600 Twingos (Twingo/New Twingo) were registered in the first half of 2008. From October onwards, new customized options and limited editions will be offered.
- With its twin product offering - **Modus** and **Clio/Thalia** - Renault had a 10.7% share of the *small car segment (B segment)*, a 0.30 point improvement on the first half of 2007.

  In January 2008, Renault enhanced its offering in the B segment by launching **New Modus** and **Grand Modus** (16 cm longer than Modus). The launch of Grand Modus is designed to meet customer demand for a roomier trunk and is giving Modus sales a significant boost. Modus (Grand Modus and Modus) registrations surged 32.6% on the first half of 2007, with 43,500 units, and took 12.6% of the mini-MPV segment.

  Clio Estate premiered at the Frankfurt Motor Show in 2007 prior to its market launch in January 2008. A conquest vehicle under Renault Commitment 2009, this station wagon, manufactured in the Oyak Renault plant in Turkey, gives Renault an opportunity to broaden its customer base in the B segment. A total of 26,400 **Clio Estates** have been sold since the model was launched. **Clio** (Clio/Clio III) is third in the B segment with a 6.5% share. Clio Estate rounds out the Clio range, which consists of Clio III Hatch Sedan, manufactured in Flins (France), in Bursa (Turkey) since January 2006 and in Valladolid (Spain) since October 2006, and Clio II, renamed Clio Campus. Kept as the entry-level vehicle in the Renault offering, Clio Campus still generates 16.31% of Clio sales.

  With Twingo II, Clio Estate, Modus and Grand Modus, Renault has beefed up its range in the A and B segments. Registrations in the segment totaled 325,971 units, a 10.85% improvement on the first half of 2007.

  Thalia, the sedan version of Clio, contributed to Renault's sales performance in Europe in the B segment with almost 3,400 units sold.
- After 10 years on the market, the spacious, multi-purpose **Kangoo** has been a real success, selling more than 2,200,000 units. **New Kangoo Car**, released in January 2008, was an instant success. With a 14.40% share (versus 11.20% in the first half of 2007), **Kangoo Car (Kangoo/ Kangoo II)** is No. 1 in the *passenger-carrying van segment.*
- In the run-up to its renewal in the last quarter, **Mégane II**'s sales declined by 25.5% in the first half of 2008. Mégane (Mégane/Mégane II) held 7.80% of the *C segment* (10.30% in the first half of 2007). Mégane leads its segment in Slovenia (14.70%) and Portugal (14.10%).

  In the first half of 2008, in a segment that fell by 2.4%, around 200,000 Mégane (I and II) were sold in the France + Europe Regions. Renault is using the Mégane range to debut its first E85 bioethanol engine in Europe. This new engine has been offered in France on Mégane Hatch Sedan and Mégane Estate since late June 2007. Also in this segment, sales of Scénic II were down 27.9% to 106,300 units, but Scénic is still the MPV leader. The model that will replace Mégane will be unveiled at the Paris Motor Show in October and released on the market in November.

- In the *upper midrange D segment* which contracted 2.3%, 60,400 **Lagunas** (Laguna II/New Laguna) were registered in the first half of 2008. In France, Laguna has been way out in front of the D segment since its release, taking a 20% share. The model also made an impressive debut in Germany: registrations in the first half of 2008 amounted 69.5% of the volumes of Laguna (I+II) in 2007. Laguna Estate, released in January, was voted Most Beautiful Car of the Year and generated more than one third of sales in the Laguna family. Renault launched Laguna GT in April in France and in May and June in the rest of Europe. Fitted with the new Active Drive four-wheel drive chassis system, Laguna GT has received a warm welcome from customers and the sales network. Laguna Coupé, revealed at the Monaco Grand Prix, will go on sale in the final quarter of 2008.
- In the *MPV S segment (or Large MPV segment)*, which shrank by a steep 24.1%, **Espace IV**'s share of the segment dropped 0.9 points to 12.90%, putting it in third place. Espace led the segment in France (34.5% share), and was No. 2 in the Netherlands (20.2%), Slovenia (11.7%), and the Czech Republic (17.3%).
- **Koleos**, the first 4x4 cross-over in Renault's range, was launched on June 12 in France, taking Renault into this segment.

By model - light commercial vehicles

The light commercial vehicle market in the France and Europe Regions totaled 1,145,000 vehicles, down 2.5% on the first half of 2007. Despite a 2.9% dip in LCV registrations in the first half of 2008, the Renault brand took 14.12% of the market (down 0.1 points) and retained its leadership for the eleventh year running. This performance is especially important because the LCV range is one of the most profitable components of Renault's offering.

Renault sales were up substantially in the Netherlands (up 27.9%), Germany (up 11.0%), France (up 7.4%), Poland (up 6.7%), and in Central Europe (Czech Republic (up 26.3%), Hungary (up 17.5%), Slovakia (up 42.4%) and Slovenia (up 10.9%)).

- In the *small van segment*, **New Kangoo** and **Kangoo Express** sold a combined total of 48,500 units sold, putting Kangoo in first place in the France and Europe Regions, with a 17.1% share of the segment, down 1 point on the first half of 2007.
- In the *van segment*, Renault had a market share of 12.7%, down 0.6 points. In this segment, which contracted by 0.3%, registrations of **Trafic** fell 0.6% whereas **Master** remained stable at 37,500 units.

-> Dacia brand

Dacia continued to grow, with 51,500 vehicles registered, a 34.1% increase on the first half of 2007. With 210,000 Logans sold since its European launch in 2004, Dacia has established itself successfully in the France and Europe Regions. In the first half of 2008, Logan sales rose by 31.9% on the first half of 2007 to more than 12,200 units, of which more than 6,400 in France. In 2007, the Logan range was enhanced with a stationwagon version - Logan MCV - which already accounted for 80.5% of the Logan family sales mix at end-June 2008.

The latest model in the **Entry range, Sandero**, released in South America at the beginning of 2008, started selling in Romania, Germany and Austria on June 20, and in France, Italy, the Netherlands, Bulgaria, Turkey and Belgium on June 27. The fifth body to be developed on the B0 platform, Sandero opens up the compact hatchback segment for Dacia.

1.1.3. Euromed Region

GROUP SALES BY BRAND CARS + LCVs

	H1 2008*	H1 2007*	% change
Renault	139,939	124,641	+12.3
Dacia	73,993	72,207	+2.5
Renault Samsung	-	-	-
Group	**213,932**	**196,848**	**+8.7**

** Preliminary figures*

The automobile market in the Euromed Region grew by 28.4% in the first half of 2008, compared with the first half of 2007. Group sales grew by 8.7% to a record 214,000 units, representing 8.18% of the market and 16.1% of the Renault group's worldwide sales.

-> Renault brand

The Renault brand grew by a further 12.3%, with almost 140,000 units sold, or 65.4% of the Group's sales in the Region.

In **Russia**, where the fast-growing market expanded by 32.3%, the brand's sales surged by 25.3% in the first half of 2008, on the continuing success of the Logan, which is sold under the Renault brand. Logan sold 41,100 units in Russia, accounting for 73% of the Group's sales in that country, which makes Russia the biggest market for the model after Romania. Logan has been assembled in the Avtoframos plant in Moscow since April 2005 and marketed locally since September of the same year. The brand's success is also driven by sales of Mégane, up 21.7% on the first half of 2007.

On February 29, Renault showed its determination to go even further on the Russian market by signing several strategic agreements with AvtoVAZ, Russia's No. 1 car manufacturer and owner of the Lada brand. The agreements relate to boosting AvtoVAZ's growth, renewing and extending the range of vehicles, developing the Lada brand and transfers of technology. The Renault group began consolidating Lada sales on March 1, 2008. Between March and June 2008, the Lada brand sold 229,800 units in Russia and 39,900 units in Ukraine.

In **Turkey**, where the car market grew 18.2% compared with the first half of 2007, sales rose 14.0% and Renault remained No. 1 in the car market, with a 16.19% share, down 0.6 points on the first half of 2007.

In **Romania**, where the market is becoming increasingly competitive, Renault sales fell 16.6% to 12,600 units. The Renault brand took 7.59% of the national market. The scrap-car bonus (REMAT) started with a two-month delay compared with 2007 and the macroeconomic environment (high inflation and a much less favorable EUR/RON exchange rate) penalized the lower-end segments. Sales of Clio slumped by 72.5%. Sales of Mégane prior to the release of its replacement vehicle contracted by 25.5% to 1,300 units.

In **Morocco**, Renault confirmed its leadership, with a 16.03% share of a market that expanded by 30.6%. In the first half of 2008, sales of the Renault brand rose 15.72%, boosted by the performance of Kangoo (up 30.0%) and Clio (Clio/Clio III), whose sales rose 5.1%.

With 6,400 units sold in the first half of 2008, Kangoo is now the second-biggest selling model in Morocco after Logan. The Group's business is set to expand with the agreement between the Alliance and the Kingdom of Morocco to set up an industrial complex in the Tangiers region. The plant will have an installed capacity of 400,000 units annually, with initial operational capacity of 200,000 units p.a. from 2010.

In **Algeria**, in a buoyant market that grew by 37.8%, Renault sold a record number of vehicles, almost 5,000 units, a rise of 39.4%.

➩ Dacia brand

Dacia's sales in the Euromed Region increased 2.5% on the first half of 2007. With 74,000 registrations, Dacia holds 2.84% of the market in the Region.

In **Romania**, Dacia sales dropped 10.7% to 46,000 units. Dacia continued to lead the field, with a 27.7% share of the market, 20 points ahead of its nearest rival, and almost 45,000 Logans sold, down 12.5% on the first half of 2007. Logan accounted for 76.83% of the Group's registrations (cars + LCVs) in Romania. The Logan range was extended and the Pitesti plant now manufactures five models (Logan, Logan MCV, Logan Van, Logan Pick-Up and the brand-new Sandero). The sales mix breaks down as 67.5% Logan, 20.6% Logan MCV, 7.1% Logan Van, and 4.8% Logan Pick-Up.

In **Morocco**, Logan has been assembled at the Somaca plant in Casablanca since July 2005 using CKD parts shipped mainly from Romania. With this local facility and almost 8,000 Logans sold in the first half of 2008 (up 26.8% on the first half of 2007), Dacia took 12.6% of the market and ranked second, just behind the Renault brand. Logan is still the top-selling vehicle across all categories in the Moroccan market. In 2009, the Somaca plant will start producing Sandero under the Dacia badge.

In North Africa as a whole, Renault and Dacia sold 31,818 and 14,815 units respectively, a combined increase of 21.10 % on the first half of 2007.

1.1.4. Americas Region

Group sales by brand cars + LCVs

	H1 2008*	H1 2007*	% change
Renault	134,981	114,908	+17.5
Dacia	360	275	+30.9
Renault Samsung	1,172	1,047	+11.9
Group	**136,513**	**116,230**	**+17.5**

** Preliminary figures*

The automobile market in the Americas Region expanded 12.4% on the first half of 2007. The Group's sales in the Region, powered mainly by Brazil and Argentina, posted a strong 17.5% increase to 137,000 units. Group sales in the Region accounted for 10.3% of Renault's worldwide sales.

A full 98.9% of the Group's sales in the Americas Region came from the Renault brand, which posted a 17.5% rise, taking market share to 4.89% in the first half of 2008, up 0.21% on the first half of 2007.

In **Brazil**, where the market grew 29.8%, Renault group sales jumped 91.8% on the first half of 2007 to reach a record 58,600 units. The Group improved its market share by 1.42 points to 4.39%. Logan made its successful debut on the Brazilian market with bioethanol engines. A total of 19,351 Logans were sold in the first half of 2008. At the beginning of 2008, the Curitiba site also started manufacturing Sandero (under the Renault brand). A total 18,500 units have been sold since February 2008. Logan and Sandero together generated 64.5% of Renault do Brasil's sales. The LCV offering, consisting of Kangoo and Master, also contributed to Renault's impressive performance, with sales up by 124.8% and 20.8% respectively in the first half of 2008.

In **Argentina**, the automobile market continued to grow, expanding by 12.7% in the first half of 2008. Group sales rose by 7.7%. With 40,000 units sold, Renault took 12.52% of the market, down 0.57 points. The release of Logan in June 2007 (under the Renault brand) and Sandero in January 2008, consolidated the brand's presence in the Argentina market, with 3,200 and 2,700 units sold respectively. LCVs also turned in strong sales performances: Kangoo sales up 11.5% and Master sales up 66.8% on the first half of 2007.

In **Colombia**, Renault sales dropped by 24.5% in a market that contracted by 5.8%. With 14,400 vehicles sold, Renault lost 3.58 points of market share on first half 2007 (14.5% of market share), but consolidated its position as No. 2 brand. Logan dipped 5.6%, but the range will be enhanced in late 2008 with Sandero, manufactured at the Sofasa plant in Medellin, under the Renault badge.

In **Mexico**, where the market has contracted by 1.9% since opening up to imports of used vehicles that compete fiercely with vehicles priced under $15,000, Renault sales fell by 8.5% to 8,000 units.

In **Venezuela**, Group sales declined 40.0% to 4,400 units due to the introduction of import quotas. Sales of Logan, down 53.4% to 2,600 units, accounted for 39.4% of Renault's sales.

1.1.5. Asia-Africa Region

GROUP SALES BY BRAND CARS + LCVs

	H1 2008*	H1 2007*	% change
Renault	55,460	29,130	+90.4
Dacia	1,759	1,529	+15.0
Renault Samsung	52,559	56,824	-7.5
Group	**109,778**	**87,483**	**+25.5**

** Preliminary figures*

In the Asia-Africa Region, Group sales expanded by a strong 25.5% in a market that grew 3.9% on the first half of 2007. With almost 110,000 units sold, the Group took 0.93% of the market, up 0.16 points. Sales in the Asia-Africa Region accounted for 8.3% of Renault's worldwide sales.

-> Renault brand

The Renault brand grew sales by a hefty 90.4% to 55,500 units.

In **India**, where the market grew 12.4% in the first half, the Renault brand reported a 146.1% rise in Logan sales to 12,700 units. Manufactured in the Nashik plant and on the market for over a year, Logan is ranked among the Top 3 in its segment. Renault is pursuing its development in India by building, through the Alliance, a new plant in Chennai, which is scheduled to come on line in 2010. The site will have a capacity of 400,000 vehicles annually, manufactured for both Renault and Nissan and intended for both the local market and export markets. Renault plans to produce several models on the B0 platform, and on other platforms. Renault announced that the car code-named ULC, with an entry-level price of $2,500, will be manufactured at a purpose-built plant in Chakan (Maharashtra State), owned 50% by Bajaj Auto, 25% by Renault and 25% by Nissan.

In **South Africa** (including Namibia), sales dropped 56.4% on the first half of 2007. This can be chiefly attributed to the depreciation of the rand against the euro, which prompted the Group to tighten commercial policy in order to maintain profitability, since it does not have a local manufacturing facility. Starting in 2009, Renault will use Nissan's plant in Rosslyn to manufacture Sandero under the Renault badge.

In **Iran**, despite start-up delays owing to disrupted supplies, Tondar 90 (the local name for Logan) sold 23,700 units. Iran is the leading market for the Renault brand in the Region.

-> Renault Samsung brand

Sales of Renault Samsung Motors in **South Korea**, where the brand generated 4.1% of worldwide Group sales, fell 7.5% to 53,700 units in the first half of 2008.

Renault Samsung's share of the South Korean passenger car market was 9.56%, down 1.53 points:

- Designed by Renault, developed by Nissan and manufactured by RSM at its Busan plant, the Group's first crossover vehicle, **QM5** was launched right at the end of 2007. Despite a high rate of customer satisfaction (QM5 scored highest in the Quality Excellence Index survey conducted by the Korean Standards Association), sales of QM5 were disappointing (6,100 units sold, representing a 0.9% share), due to a price positioning considered high in Korea in the extremely competitive SUV segment. In the second half, the launch of the petrol version ("QM5 City") and the manual transmission ("QM5 Sporty") will give RSM an opportunity to make the QM5 offering more competitive, which should boost the model's share of the segment.

  Since March, more than half of production has been exported to Europe, where the model has been sold as Koleos since June.

- **SM7** sales expanded 18.5% to 8,800 units in the first half of 2008. The Phase 2 vehicle - SM7 "New Art", launched in January - was very well received and enabled SM7 to fend off the fierce competition in this segment, where two new models were released (Hyundai Genesis and the new Ssangyong Chairman) and that is targeted by imported brands that are gaining market share.
- **SM5** sold 27,600 units, a 19.7% decrease on the first half of 2007. Renault Samsung had a 21.1% share of the mid-segment, which enabled it to consolidate its position as the main rival to Hyundai, the national brand, in this segment.
- **SM3** sales in the first half of 2008 fell 33.3% to 10,100 units of this model, which has been on the market for six years.

At end-June 2008, almost 42,900 vehicles were exported by Renault Samsung Motors, mainly to be sold by Nissan and Renault under their brands within the framework of Alliance agreements.

International rollout of the Entry range

Logan sales (units)	H1 2008*	H1 2007*	Since Sept. 2004
Dacia brand			
France	21,319	14,929	82,592
Europe	29,192	23,365	127,201
Euromed	72,952	72,207	477,333
- o/w Romania	44,876	51,312	351,261
- o/w Morocco	7,941	6,265	35,801
- o/w Algeria	6,875	5,563	27,344
Americas	369	272	1,452
Asia-Africa	1,754	1,529	9,246
Total Logan under the Dacia brand	**125,586**	**112,302**	**697,824**
Renault brand			
Euromed	41,074	31,031	165,298
- o/w Russia	41,074	31,031	165,298
Americas	30,624	10,900	87,759
- o/w Venezuela	2,526	5,421	20,871
- o/w Colombia	3,985	4,221	22,548
Asia-Africa	36,754	5,302	65,186
- o/w India	12,715	-	30,485
- o/w Iran	23,728	-	34,385
Total Logan under the Renault brand	**108,452**	**47,233**	**318,243**
TOTAL LOGAN	**234,038**	**159,535**	**1,016,067**

** Preliminary figures*

Production

The site in Pitesti, Romania, which comprises a vehicle production facility, a powertrain production facility and the International Logistic Network (ILN) platform, is the pilot site for Logan. The plant manufactures the five models in the Entry range (Logan, Logan MCV, Logan Van, Logan Pick-Up and Sandero). Since Dacia Logan was launched in 2004, the Pitesti plant has doubled its capacity. In 2009, maximum output will be 400,000 vehicles annually. The Pitesti plant supplies all the countries in the France and Europe Regions, as well as Turkey, Algeria, Ukraine, the Middle East and central Africa.

In 2005, three other sites started manufacturing Logan Sedan: Moscow in Russia (April 2005), Casablanca in Morocco (June 2005) and Envigado in Colombia (July 2005).

To support Logan's sales growth, the Group is boosting production capacity gradually. Capacity at the Envigado site in Colombia was raised from an annual 45,000 to 70,000 units in August 2006. In Russia, the Group increased capacity from 60,000 to 80,000 units a year in June 2007. In the light of domestic demand and the potential of the Russian market, in February 2007 the Group decided to further extend the capacity of the Avtoframos plant to 160,000 units by mid-2009 in order to manufacture new models of the Logan range.

2007 signalled a new stage with the start-up of Logan production in Brazil, with capacity of 110,000 units (the pilot plant for Sandero), in India (50,000 units), where Renault is manufacturing a right-hand-drive version, and in Iran (300,000 units). Logan is now manufactured at seven sites.

To fulfil Renault Commitment 2009, Renault also plans to utilize production capacity at plants owned by Nissan, its Alliance partner, in South Africa and Indonesia, to manufacture Logan. In India, the Chennai plant, which is scheduled to start production in 2010 will manufacture several models on the Logan platform. In Morocco, the industrial complex currently being built in Tangiers will also make vehicles based on the Logan platform (capacity of 200,000 units p.a. by end-2010, and ultimately 400,000 units p.a.).

Sales and marketing

In the first half of 2008 a total of 257,000 Entry range (Logan + Sandero) units were sold, which is a 60.9% increase on the first half of 2007.

Logan is now sold in 64 markets, under the Dacia brand in 49 and under the Renault brand in 15.

Logan has been a hit in all the countries where it has been released, including in the France and Europe Regions. Logan is a way for the Group to conquer new markets in the Euromed, Americas and Asia-Africa Regions, and build strong positions, especially in the countries where Logan is manufactured.

In the Euromed Region, 114,000 Logan units (up 10.4% on the first half of 2007) and more than 1,000 Sanderos were sold in the first half.

The Americas Region accounted for 20.3% of Entry range sales, an increase of 367% on the first half of 2007, attributable to the strong performance of Logan (31,000 units) since it was launched in Brazil and Argentina, and to the success of Sandero (21,200 units) since it was released in South America at the beginning of 2008.

Logan sales in the France and Europe Regions rose 31.9% to 50,500 units. In France, on the strength of Logan, the Dacia brand was ranked among the Top 10 brands in 2008.

In Asia-Africa, Logan sold 38,500 units, after Logan was released in India and Iran.

The top-ten countries for Logan sales are Romania, Russia, France, India, Germany, Brazil, Morocco, Iran, Ukraine and Algeria.

Expanding the range

A new stage in the Entry program, Sandero has the same ambition: to win new customers all over the world, in high-growth markets in priority, but also in mature markets. Launched at the beginning of 2008 in South America and mid-2008 in Europe, Sandero will continue to be rolled out: production in late 2008 under the Renault brand in Colombia (Sofasa plant in Medellin), then in 2009 under the Dacia brand in Morocco (Somaca plant in Casablanca) and under the Renault brand in South Africa (Nissan plant in Rosslyn) and Russia (Avtoframos plant in Moscow).

The rollout of the range will continue with the launch of a cross-over vehicle. The Entry program will comprise six vehicles by the end of Renault Commitment 2009.

1.2.1. Proportion of new vehicle registrations financed

In the first half of 2008, RCI Banque financed 31.6% of new Renault, Nissan and Dacia registrations in the **France** and **Europe Regions** (down from 33.0% in the first half of 2007). RCI Banque financed a smaller proportion of Renault registrations (34.0%, down from 35.3% in the first half of 2007) but a stable proportion of Nissan registrations (23.1% versus 23.2% in the first half of 2007).

RCI Banque's share of registrations decreased in the **Americas Region** (15.7% versus 27.1% in the first half of 2007).

RCI Banque's share rose to 32.7% in South Korea, RCI's only outlet in the **Asia-Africa Region**, from 28.1% in the first half of 2007.

RCI Banque's performance in the **Euromed Region** (Romania and now Morocco - the local subsidiary has been consolidated since April 2008) slipped to 30.3% (from 32.2% in the first half of 2007).

1.2.2. New financing contracts and average loans outstanding

RCI Banque generated €4.8 billion in new financing contracts excluding "card" business and personal loans in the first half of 2008 (stable on the first half of 2007), with 464,585 new contracts (compared with 472,541 in the first half of 2007, a slight drop of 1.7%).

In the first half of 2008, RCI Banque's average loans outstanding increased 2.2% to €23.1 billion (on a consistent basis).

1.2.3. International growth

In the first half of 2008, RCI Banque's financing business went into operation in the Nordic countries. It started business on January 1, 2008 in Denmark, Sweden, Finland and Norway, with 100% network financing and commercial agreements for customer business.

At the end of January 2008, RCI Banque opened a financing business in Ukraine through a commercial agreement with a local bank, Index Bank, which is a subsidiary of Crédit Agricole group.

RCI Banque also strengthened its presence in the Baltic States, by starting up a network financing business in April 2008.

RCI Banque established a presence in Serbia-Bosnia by signing a commercial agreement with Unicredit and setting up a legal entity in Bosnia.

1.3. Sales and production statistics

Total industry volume - Registrations - cars + LCVs (in units)

Main Renault Group markets	H1 2008*	H1 2007*	% change
France Region	1,380,421	1,319,357	+4.6
Europe Region	8,037,838	8,300,890	-3.2
o/w:			
Germany	1,750,088	1,684,596	+3.9
Italy	1,386,362	1,542,257	-10.1
UK	1,422,251	1,442,490	-1.4
Spain + Canaries	807,855	997,922	-19.0
Belgium + Luxembourg	402,495	379,450	+6.1
Poland	198,587	174,305	+13.9
France + Europe Regions	**9,418,259**	**9,620,247**	**-2.1**
Euromed Region	2,607,200	2,030,565	+28.4
o/w:			
Romania	165,671	163,539	+1.3
Russia	1,499,820	1,133,545	+32.3
Turkey	263,050	233,169	+12.8
Algeria	137,281	99,633	+37.8
Morocco	62,892	48,163	+30.6
Americas Region	2,793,431	2,485,280	+12.4
o/w:			
Mexico	507,532	517,607	-1.9
Colombia	99,538	105,647	-5.8
Brazil	1,333,886	1,027,736	+29.8
Argentina	318,427	282,622	+12.7
Asia-Africa Region	11,755,177	11,315,351	+3.9
o/w:			
South Africa and Namibia	262,567	293,546	-10.6
South Korea	644,285	617,347	+4.4
Euromed + Americas + Asia-Africa Regions**	**17,155,808**	**15,831,196**	**+8.4**

** Preliminary figures*

*** Excl. North America*

Renault Group
Registrations (Reg's) and market share (Mkt Sh.) - Cars + LCVs

Sales performance in main markets	H1 2008* Reg's (in units)	H1 2008* Mkt Sh. (%)	H1 2007* Reg's (in units)	H1 2007* Mkt Sh. (%)
France Region	358,723	25.99	331,842	25.15
Europe Region	498,744	6.20	522,964	6.30
o/w:				
Germany	88,142	5.04	76,751	4.56
Italy	71,576	5.16	81,382	5.28
UK	70,782	4.98	81,308	5.64
Spain + Canaries	82,461	10.21	105,762	10.60
Belgium + Luxembourg	41,265	10.25	36,976	9.74
Poland	15,129	7.62	12,731	7.30
France + Europe Regions	**857,467**	**9.10**	**854,806**	**8.89**
Euromed Region	213,932	8.18	196,848	9.62
o/w:				
Romania	58,404	35.25	66,389	40.60
Russia	56,590	3.77	45,169	3.98
Turkey	39,344	14.96	36,115	15.49
Algeria	24,315	17.71	18,077	18.14
Morocco	18,023	28.66	14,979	31.10
Americas Region	136,513	4.89	116,230	4.68
o/w:				
Mexico	8,002	1.58	8,745	1.69
Colombia	14,425	14.49	19,096	18.08
Brazil	58,616	4.39	30,558	2.97
Argentina	39,871	12.52	37,012	13.10
Asia-Africa Region	109,778	0.93	87,483	0.77
o/w:				
South Africa and Namibia	2,192	0.83	5,025	1.71
South Korea	52,559	8.16	56,824	9.20
Euromed + Americas + Asia-Africa Regions**	**460,223**	**14.00**	**400,561**	**15.07**

** Preliminary figures*

*** Excl. North America*

Renault Group
Registrations in France + Europe Regions by model - cars + LCVs (in units)

	H1 2008*	H1 2007*	% change
Twingo / Twingo II	74,416	36,514	+103.8
Clio / Clio III	226,628	240,354	-5.7
Thalia	3,392	3,691	-8.1
Sandero	542	-	-
Modus	43,768	34,309	+27.5
Logan	50,680	38,280	+32.4
Mégane / Mégane II	207,444	276,367	-24.9
Koléos	3,617	-	-
Laguna	60,663	35,914	+68.9
Vel Satis	1,112	1,839	-39.5
Espace / Espace IV	15,188	21,413	-29.1
Kangoo / Kangoo II	79,740	73,605	+8.3
Trafic / Trafic II	43,165	47,556	-9.2
Master / Master II	39,565	40,387	-2.0
Mascott** / RWD Master	4,279	3,745	+14.3
Maxity**	2,697	546	+394.0
Other	571	285	+100
Registrations in France + Europe	**857,467**	**854,805**	**+0.3**

Renault Group
Registrations in Euromed, Americas and Asia-Africa Regions by model - cars + LCVs (in units)

	H1 2008*	H1 2007*	% change
Twingo / Twingo II	5,184	6,800	-23.8
Clio / Clio III	41,423	49,737	-16.7
Thalia / Symbol	39,230	46,373	-15.4
Sandero	22,251	-	-
Modus	117	959	-87.8
Logan	183,707	121,241	+51.5
Mégane / Mégane II	62,841	71,453	-12.0
Laguna / Laguna III	3,297	2,125	+55.2
Vel Satis	14	31	-54.8
Espace / Espace IV	40	84	-52.3
SM3	11,174	16,011	-30.2
SM5	27,656	34,430	-19.7
SM7	8,806	7,430	+18.5
QM5	6,095	-	-
Pick-up 1300	-	-	-
Kangoo / Kangoo II	36,698	35,157	+4.4
Trafic / Trafic II	2,321	1,793	+29.5
Master / Master II	9,024	6,749	+33.7
Mascott** / RWD Master	232	143	+62.2
Maxity**	90	13	+592.3
Other	23	32	-28.1
Registrations in Euromed + Americas + Asia-Africa	**460,223**	**400,561**	**+14.9**

** Preliminary figures*

*** Mascott and Maxity are distributed by Renault Trucks, a subsidiary of AB Volvo.*

Sales Performance of models by segment in France + Europe Regions*

	% change segment 2008 / 2007	Renault's share (%) 2008	(%) 2007	Change (pt) 2008 / 2007	Rank 2008
Passenger cars					
A Segment	+17.3				
Twingo / Twingo II		10.0	5.9	+4.2	3
B Segment	-4.4				
Clio / Clio III		8.6	8.8	-0.1	3
Thalia		0.1	0.1	-	34
Modus		1.8	1.3	+0.5	16
Logan		2.1	1.5	+0.6	14
Sandero		0.0	0.0	-	39
C Segment	-2.4				
Mégane / Mégane II		7.8	10.3	-2.4	5
D Segment	-2.3				
Laguna		5.0	2.9	+2.1	7
D OR Segment (1)	-				
Koléos		1.2	0.0	-	18
E1 Segment	-15.6				
Vel Satis		0.4	0.6	-0.2	21
MPV Segment	-24.1				
Espace / Espace IV		12.9	13.8	-0.9	3
Passenger-carrying van	+7.3				
Kangoo / Kangoo II		14.4	11.1	+3.2	1
Trafic / Trafic II		3.6	4.4	-0.7	10
Master / Master II		0.9	1.3	-0.4	18
Light commercial vehicles					
Car-derived vans	-6.7				
Twingo		1.2	0.2	+1.0	19
Clio		14.8	14.5	+0.3	1
Modus		0.2	0.9	-0.7	47
Mégane / Mégane II		5.0	5.0	-	7
Small vans	+0.4				
Kangoo / Kangoo II		17.1	18.1	-1.0	1
Vans	-0.3				
Trafic / Trafic II		6.0	6.5	-0.6	7
Master / Master II		6.0	6.1	-0.1	6
Mascott / RWD Master		0.7	0.6	+0.1	22

(1) OR: Off-road vehicles.
** Preliminary figures*

Renault Group
Worldwide production by model and by segment[1] - Cars + LCVs (in units)

	H1 2008*	H1 2007	% change
Logan	276,639	184,510	+50
Twingo / Twingo II	77,876	56,142	+39
Clio	62,778	100,972	-38
Clio III	204,082	193,816	+5
Thalia	56,238	62,201	-10
Modus	40,500	33,404	+21
Mégane / Mégane II	251,467	346,470	-27
SM3	35,228	42,048	-16
Laguna II	-	46,860	-
Laguna III	57,394	509	-
SM5	26,864	37,710	-29
SM7	8,379	7,909	+6
Espace IV	13,980	22,260	-37
Vel Satis	1,167	1,739	-33
Kangoo	136,837	117,835	+16
Trafic II[2]	-	-	-
Master II	62,728	61,792	+2
Master III	55,676	-	-
Mascott	5,781	997	-
Pick-up 1300	-	-	-
Koléos	30,155	-	-
Group worldwide production	**1,403,769**	**1,317,174**	-

(1) Production data concern the number of vehicles leaving the production line.

(2) New Trafic production at the General Motors Europe in Luton (UK) and the Nissan plant in Barcelona (Spain) was not recorded as Renault production.

** Preliminary figures*

Renault Group's New Geographical Organization - Countries in each Region

AMERICAS

NORTHERN LATIN AMERICA

Colombia
Costa Rica
Cuba
Ecuador
Honduras
Mexico
Nicaragua
Panama
El Salvador
Venezuela
Dominican Republic
Guadeloupe
French Guiana
Martinique

SOUTHERN LATIN AMERICA

Argentina
Brazil
Bolivia
Chile
Paraguay
Peru
Uruguay

ASIA & AFRICA

ASIA-PACIFIC

Australia
Indonesia
Japan
Malaysia
New Caledonia
New Zealand
Singapore
Tahiti
Thailand

INDIA

MIDDLE EAST & FRENCH-SPEAKING AFRICA

Saudi Arabia
Egypt
Jordan
Lebanon
Libya
Pakistan
Gulf States
Syria
+ French-speaking African countries

AFRICA & INDIAN OCEAN

South Africa
+ sub-Saharan African countries
Indian Ocean Islands

KOREA

IRAN

CHINA

Hong Kong
Taiwan

ISRAEL

EUROMED

EUROPE ORIENTALE

Bulgaria
Moldova
Romania

RUSSIA / CIS

Armenia
Belarus
Georgia
Kazakhstan
Russia
Ukraine
...

TURKEY

Turkey
Turkish Cyprus
...

NORTH AFRICA

Algeria
Morocco
Tunisia

EUROPE (excl. France)

Austria
Germany
Belgium-Lux.
Bosnia
Cyprus
Croatia
Denmark
Spain
Finland
Greece
Hungary
Ireland
Iceland
Italy
Kosovo
Macedonia
Malta
Montenegro
Norway
Baltic States
Netherlands
Poland
Portugal
Czech Republic
UK
Serbia
Slovakia
Slovenia
Sweden
Switzerland

FRANCE

Metropolitan France

- *The Group's consolidated revenues totaled €20,942 million, up 2.3% on the first half of 2007 on a consistent basis.*
- *Operating margin was €865 million, or 4.1% of revenues, compared with €722 million, or 3.5%, in the first half of 2007.*
- *Other operating income and expenses showed a net charge of €20 million, compared with a net charge of €33 million in the first half of 2007.*
- *The financing account showed a positive net balance of €315 million, compared with a net charge of €112 million in the first half of 2007.*
- *Nissan's contribution to Renault's earnings was €509 million (€615 million in first half 2007). AB Volvo's contribution was €218 million (€181 million in first half of 2007).*
- *Net income totaled €1,581 million compared with €1,317 million in first half 2007.*
- *Earnings per share came to 6.05 euros (€4.96 in first half 2007).*
- *Automobile net financial debt increased by €1,384 million relative to December 31, 2007 and amounted to €3,472 million. Group shareholders' equity stood at €21,706 million at June 30, 2008.*

2.1. COMMENTS ON THE FINANCIAL RESULTS

2.1.1. Consolidated income statement

Group **revenues** came to €20,942 million, up 2.3% on the same period in 2007 on a consistent basis. Excluding currency effects, revenues rose by 4.9%.

DIVISIONAL CONTRIBUTION TO GROUP REVENUES

	2008 reported			2007 restated for 2008 scope and methods			Change 2008 / 2007			2007 reported
€ million	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1	H1
Automobile	9,697	10,190	19,887	9,306	10,145	19,451	+4.2%	+0.4%	+2.2%	19,567
Sales Financing	506	549	1,055	487	527	1,014	+3.9%	+4.2%	+4.0%	995
Total	**10,203**	**10,739**	**20,942**	**9,793**	**10,672**	**20,465**	**+4.2%**	**+0.6%**	**+2.3%**	**20,562**

The revenue contribution from **Sales Financing** (RCI Banque) was €1,055 million, up 4.0% on the first half of 2007. **Automobile** contribution came to €19,887 million, up 2.2% on the first half of 2007 on a consistent basis.

Several trends were at work:

- the revenue contribution from the France Region increased by 2.8% on the sales success of new Group models, particularly in the B segment, which were lifted by the new bonus/penalty scheme linked to CO_2 emissions;
- the contribution from the Europe Region fell as volumes contracted on the depressed Spanish and Italian markets and in the U.K., where Group sales were adversely affected by an unfavorable exchange rate;
- the overall contribution from the other Regions rose on strong growth in Group volumes on international markets and a high price mix in the Euromed and Americas Regions. Volumes increased sharply in the Asia-Africa Region, but the Region was also impacted by negative currency effects mainly relating to the Korean won.

Sales of powertrains and vehicles to partners made a positive contribution of 0.3 points.

The Group's **operating margin** increased by 19.8% in the first half of 2008 to stand at €865 million, or 4.1% of revenues, compared with €722 million, or 3.5% of revenues, in the first half of 2007.

Divisional contribution to Group operating margin

€ million	H1 2008	H1 2007	Change	2007 reported
Automobile	598	455	+31.4%	882
% of revenues	*3.0%*	*2.3%*		*2.3%*
Sales Financing	267	267	-	472
% of revenues	*25.3%*	*26.8%*		*23.6%*
Total	**865**	**722**	**+ 19.8%**	**1,354**
% of revenues	*4.1%*	*3.5%*		*3.3%*

Our captive finance company demonstrated its ability to withstand tough conditions: **Sales Financing** maintained its contribution to Group operating margin at €267 million, or 25.3% of revenues, i.e. slightly lower than in the first half of 2007. Profitability in the first six months was affected as worsening conditions adversely impacted risk-related costs.

Amid extremely unfavorable economic conditions, **Automobile** operating margin increased by 31% to €598 million, or 3% of revenues, in the first half of 2008. The increase can be attributed to a combination of:

- highly negative external effects (exchange rates, commodity prices), amounting to €191 million, highlighting the pressure from the economic environment;
- a negative combined volume/mix/price/enhancement/incentives impact of €97 million (compared with a negative €192 million in the first half of 2007); the Group is not yet feeling the full positive effect expected from the renewal of the range, because of conditions in some automobile markets, especially Europe, and the phase-out of Mégane was accompanied by an increase in incentives in Europe;
- the cost-cutting policy, which was a key factor in financial performance:
  - purchasing was down €335 million excluding raw materials, in line with what was announced when Renault Commitment 2009 was launched,
  - G&A declined by €10 million, amounting to 4.4% of revenues,
  - warranty-related costs fell by €124 million against a backdrop of warranty extensions for new models.

Renault Group – R&D expenses*

€ million	H1 2008	H1 2007	Year 2007
R&D expenses	1,218	1,222	2,462
Capitalized development expenses	(619)	(666)	(1,287)
% of R&D expenses	*50.8 %*	*54.5 %*	*52.3 %*
Amortization	321	351	675
Gross R&D expenses recorded in the income statement	**920**	**907**	**1,850**

** R&D expenses are fully incurred by Automobile.*

Research and Development expenses amounted to €1,218 million in the first half of 2008, remaining stable compared with the first half of 2007. Capitalized development expenses came to €619 million, or 50.8% of the total, down 3.7 points compared with the first-half 2007 figure of 54.5%. Amortization totaled €321 million.

Overall, R&D expenses recorded in the income statement amounted to €920 million in the first half of 2008, after €907 million in the first half of 2007.

The decline in the proportion of capitalized development expenses, from 54.5% in the first half of 2007 to 50.8% in the first half of 2008, led to a slight increase in net R&D expenses booked in the first half.

Other operating income and expenses showed a net charge of €20 million, compared with a charge of €33 million in the first half of 2007.

In the first half of 2008, this item essentially comprised:

- €101 million in costs linked to stopping the J96 program (Espace replacement model). The Espace program will continue based on developing the current vehicle alongside a new concept tailored not only to Europe but also to international markets;
- €33 million in restructuring and workforce adjustment costs and provisions;
- net capital gains of €106 million on the sale of land in France (Boulogne-Billancourt) compared with €48 million in the first half of 2007.

After recognizing this item, Group **operating income** came out at €845 million, compared with €689 million in the first half of 2007.

Net financial income/expense showed income of €315 million, compared with a net charge of €112 million in the first half of 2007. The change was attributable to

- a €350 million positive impact for Renault resulting from the fair value change in the company's redeemable shares;
- a slight increase of €17 million in the cost of borrowing for Automobile, chiefly due to the rise in average indebtedness, and to tighter financing terms, which were partly offset by the Group's yen exposure.

In first half 2008, Renault booked a profit of €729 million from its share in the net income of associated companies of which:

- €509 million from Nissan,
- €218 million from AB Volvo group.

Current and deferred taxes amounted to a net charge of €308 million, compared with €97 million in the first half of 2007. The effective tax rate (before the impact of income from associated companies) was 27% in the first half of 2008, in line with the target announced when Renault Commitment 2009 was launched.

Net income totaled €1,581 million (€1,317 million in first half 2007). After neutralizing treasury stocks and Renault shares held by Nissan, earnings per share came to €6.05, compared with €4.96 in first half 2007.

2.1.2. Investments and future-related costs

Net capital expenditure by Automobile came to €1,730 million in the first half of 2008 (including €619 million in capitalized R&D expenses) compared with €1,766 million in the first half of 2007 (including €666 million in capitalized R&D expenses).

Tangible and intangible investments net of disposals, by division

€ million	H1 2008	H1 2007	2007
Tangible and intangible investments excluding R&D	1,586	1,549	3,220
Capitalized R&D	619	666	1,287
Total acquisitions	2,205	2,215	4,507
Disposal gains	(475)	(449)	(942)
Total Automobile	**1,730**	**1,766**	**3,565**
Total Sales Financing	**33**	**20**	**(7)**
TOTAL GROUP	**1,763**	**1,786**	**3,558**

In the first half of 2008, **Automobile capital expenditure** was directed primarily at renewing products and components and upgrading facilities:

- in Europe, range-related investments accounted for 78% of total gross outlays. Funds were allocated chiefly to New Mégane;
- investments outside Europe accounted for 32% of the total gross spend and were allocated primarily to Korea, Romania and Turkey to extend the range and increase production capacity.

The main non product-related investments were in quality, working conditions and the environment, in line with the policy pursued in 2007.

Renault Group - Future-related costs

€ million	H1 2008	H1 2007	2007
Net industrial and commercial investments (1)*	**961**	**971**	**2,176**
% of revenues	*4.6%*	*4.7%*	*5.3%*
R&D expenses (2)	1,218	1,222	2,462
% of revenues	*5.8%*	*5.9%*	*6.1%*
Future-related costs (1) + (2)	2,179	2,193	4,638
% of revenues	*10.4%*	*10.7%*	*11.4%*

** Capital expenditure, net of disposals, excluding capitalized R&D and leased vehicles (€183 million in the first half of 2008 and €149 million in the first half of 2007).*

2.1.3. Automobile debt

Automobile generated €16 million in **free cash-flow**(1) from:

- cash flow of €2,569 million, a decline of €110 million on the first half of 2007. Cash flow included €498 million in dividends from associated companies (compared with €687 million in the first half of 2007, including an exceptional €238 million dividend from Volvo), of which:
  - €239 million from Nissan,
  - €259 million from AB Volvo;
- net capital expenditure of €1,730 million, down €36 million (€1,766 million in the first half of 2007);
- a €823 million decline in the working capital surplus at June 30, 2008, owing to a decline in supplier payables connected with reduced activity in Europe and increased international business, combined with a rise in inventory levels since the start of the year.

Furthermore:

- the dividend payout of €1,075 million (compared with €911 million in 2007), including €1,049 million paid by Renault SA,
- the acquisition of 25% of the capital plus one share of AvtoVAZ, amounting €662 million,
- the positive €350 million fair value change in redeemable shares measured at the market price on June 30, 2008,
- and positive foreign exchange differences (including €43 million in connection with yen-denominated debt),

caused **Automobile net financial debt** to increase by €1,384 million to €3,472 million at June 30, 2008, or 16.0% of shareholders' equity (compared with 9.5% of shareholders' equity at December 31, 2007).

Automobile - Net financial debt

	June 30, 2008	Dec. 31, 2007
Non-current financial liabilities	4,800	5,141
Current financial liabilities	4,075	2,413
Non-current financial assets – other securities, loans and derivatives on financial operations	(706)	(585)
Current financial assets	(1,065)	(1,184)
Cash and cash equivalents	(3,632)	(3,697)
Net financial debt	**3,472**	**2,088**

(1) Free cash-flow: financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

2.1.4. Shareholders' equity

At June 30, 2008 **shareholders' equity** declined by €363 million to €21,706 million, compared with €22,069 million at December 31, 2007.

The main reasons for this change are:

- recognition of €1,581 million in net income for the first half of 2008;
- a dividend payout by Renault of €975 million, or €3.80 per share, for 2007, adjusted for Renault's equity interest in Nissan and treasury stock;
- a €824 million decline in translation adjustments, including the indirect impact from Nissan, net of yen hedging;
- a €34 million increase in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments);
- an increase in treasury stock (3.12% of Renault's capital at June 30, 2008, compared with 2.65% at December 31, 2007), which reduced shareholders' equity by €128 million.

2.1.5. Off-balance sheet commitments and contingencies

The Group did not make any significant new commitment in the first half. The main off-balance sheet commitments are described in note 19 of the annex to the consolidated financial statements for first-half 2008, which, to the knowledge of senior management, does not contain any significant omission.

2.2. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2.1. Consolidated income statements

€ million	H1 2008	H1 2007	Year 2007
Sales of goods and services	20,162	19,833	39,190
Sales financing revenues	780	729	1,492
Revenues (note 4)	**20,942**	**20,562**	**40,682**
Cost of goods and services sold	(15,978)	(15,892)	(31,408)
Cost of sales financing	(622)	(522)	(1,121)
Research and development expenses (note 5)	(920)	(907)	(1,850)
Selling, general and administrative expenses	(2,557)	(2,519)	(4,949)
Operating margin	**865**	**722**	**1,354**
Other operating income and expenses (note 6)	(20)	(33)	(116)
Operating income	**845**	**689**	**1,238**
Net interest income (expense)	(86)	(60)	(101)
Interest income	*92*	*132*	*274*
Interest expenses	*(178)*	*(192)*	*(375)*
Other financial income and expenses, net	401	(52)	177
Financial expense (note 7)	**315**	**(112)**	**76**
Share in net income (loss) of associates	**729**	**837**	**1,675**
Nissan (note 11)	*509*	*615*	*1,288*
Other associates (note 12)	*220*	*222*	*387*
Pre-tax income	**1,889**	**1,414**	**2,989**
Current and deferred taxes (note 8)	(308)	(97)	(255)
NET INCOME	**1,581**	**1,317**	**2,734**
Net income - minority interests' share	30	36	65
Net income - Renault share	1,551	1,281	2,669
Earnings per share [(1)] in € (note 9)	6.05	4.96	10.32
Diluted earnings per share [(1)] in € (note 9)	6.01	4.88	10.17
Number of shares outstanding (in thousands) (note 9)			
for earnings per share	256,524	258,548	258,621
for diluted earnings per share	257,974	262,423	262,362

(1) Net income - Renault share divided by number of shares stated.

2.2.2. Consolidated balance sheets

ASSETS - € million	June 30, 2008	Dec. 31, 2007
NON-CURRENT ASSETS		
Intangible assets	4,261	4,056
Property, plant and equipment (note 10)	12,877	13,055
Investments in associates	13,201	12,977
Nissan (note 11)	*10,618*	*10,966*
Other associates (note 12)	*2,583*	*2,011*
Non-current financial assets (note 14)	732	606
Deferred tax assets	190	220
Other non-current assets	391	504
Total non-current assets	**31,652**	**31,418**
CURRENT ASSETS		
Inventories (note 13)	6,563	5,932
Sales financing receivables	20,659	20,430
Automobile receivables	2,332	2,083
Current financial assets (note 14)	950	1,239
Other current assets	2,576	2,375
Cash and cash equivalents	4,649	4,721
Total current assets	**37,729**	**36,780**
TOTAL ASSETS	**69,381**	**68,198**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	June 30, 2008	Dec. 31, 2007
SHAREHOLDERS' EQUITY		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(627)	(499)
Revaluation of financial instruments	102	68
Translation adjustment	(1,777)	(982)
Other reserves	17,454	15,782
Net income - Renault share	1,551	2,669
Shareholders' equity - Renault share	**21,242**	**21,577**
Shareholders' equity - minority interests' share	464	492
Total shareholders' equity (note 15)	**21,706**	**22,069**
NON-CURRENT LIABILITIES		
Deferred tax liabilities	276	118
Provisions - long-term (note 16)	1,765	1,765
Non-current financial liabilities (note 17)	5,067	5,413
Other non-current liabilities	603	523
Total non-current liabilities	**7,711**	**7,819**
CURRENT LIABILITIES		
Provisions - short-term (note 16)	865	954
Current financial liabilities (note 17)	3,110	1,517
Sales financing debts (note 17)	21,318	21,196
Trade payables	7,985	8,224
Current tax liability	99	166
Other current liabilities	6,587	6,253
Total current liabilities	**39,964**	**38,310**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**69,381**	**68,198**

2.2.3. Consolidated shareholders' equity

A. Statement of income and expenses for the period

All amounts are reported net of taxes.

€ million	H1 2008	H1 2007	Year 2007
NET INCOME FOR THE PERIOD	**1,581**	**1,317**	**2,734**
Actuarial gains and losses on defined benefit pension plans (1)	(60)	57	(60)
Translation adjustment on foreign activities (1) (2)	(824)	(32)	(738)
Fair value adjustments on cash flow hedging instruments (1) (3)	38	19	(38)
Fair value adjustments on available-for-sale financial assets (1) (3)	(4)	5	1
INCOME AND EXPENSES RECORDED IN SHAREHOLDERS' EQUITY	**(850)**	**49**	**(835)**
TOTAL INCOME AND EXPENSES FOR THE PERIOD	**731**	**1,366**	**1,899**
Renault share	*730*	*1,328*	*1,862*
Minority interests' share	*1*	*38*	*37*

(1) Associates' share:

€ million	H1 2008	H1 2007	Year 2007
Actuarial gains and losses	(70)	28	(12)
Translation adjustments on foreign activities	(671)	(304)	(662)
Cash flow hedges	4	(3)	(18)
Available-for-sale financial assets	(6)	4	-

(2) Including €28 million for the partial hedge of the investment in Nissan for the first half of 2008 (€188 million for H1 2007 and €153 million for the full year 2007)

(3) Details of the amount transferred to income:

€ million	H1 2008	H1 2007	Year 2007
Operating margin	(40)	25	(81)
Other operating income and expenses	-	-	-
Financial expense	3	2	(9)
Share in net income of associates	5	(5)	(4)
Current and deferred taxes	13	(9)	31
Total transferred to net income	**(19)**	**13**	**(63)**

B. Statement of changes in shareholders' equity

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income - Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**105**	**(269)**	**13,700**	**2,886**	**20,588**	**483**	**21,071**
Net income - 1st half-year 2007	-	-	-	-	-	-	-	1,281	1,281	36	1,317
Income and expenses recorded in shareholders' equity	-	-	-	-	24	(34)	57	-	47	2	49
Total income and expenses for the period	-	-	-	-	24	(34)	57	1,281	1,328	38	1,366
Allocation of 2006 net income	-	-	-	-	-	-	2,886	(2,886)	-	-	-
Dividends	-	-	-	-	-	-	(803)		(803)	(48)	(851)
Cost of stock option plans	-	-	-	-	-	-	35	-	35	-	35
(Acquisitions) / disposals of treasury shares	-	-	-	62	-	-	-	-	62	-	62
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(2)	-	(2)	23	21
Balance at June 30, 2007	**284,937**	**1,086**	**3,453**	**(311)**	**129**	**(303)**	**15,873**	**1,281**	**21,208**	**496**	**21,704**
Net income - 2nd half-year 2007	-	-	-	-	-	-	-	1,388	1,388	29	1,417
Income and expenses recorded in shareholders' equity	-	-	-	-	(61)	(679)	(114)	-	(854)	(30)	(884)
Total income and expenses for the period	-	-	-	-	(61)	(679)	(114)	1,388	534	(1)	533
Dividends	-	-	-	-	-	-	-	-	-	(2)	(2)
Cost of stock option plans	-	-	-	-	-	-	31	-	31	-	31
(Acquisitions) / disposals of treasury shares	-	-	-	(188)	-	-	-	-	(188)	-	(188)
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(8)	-	(8)	(1)	(9)
Balance at Dec. 31, 2007	**284,937**	**1,086**	**3,453**	**(499)**	**68**	**(982)**	**15,782**	**2,669**	**21,577**	**492**	**22,069**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income - Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2007	**284,937**	**1,086**	**3,453**	**(499)**	**68**	**(982)**	**15,782**	**2,669**	**21,577**	**492**	**22,069**
Net income - 1st half-year 2008	-	-	-	-	-	-	-	1,551	1,551	30	1,581
Income and expenses recorded in shareholders' equity	-	-	-	-	34	(795)	(60)	-	(821)	(29)	(850)
Total income and expenses for the period	-	-	-	-	34	(795)	(60)	1,551	730	1	731
Allocation of 2007 net income	-	-	-	-	-	-	2,669	(2,669)	-		-
Dividends	-	-	-	-	-	-	(975)	-	(975)	(49)	(1,024)
Cost of stock option plans	-	-	-	-	-	-	35	-	35	-	35
(Acquisitions) / disposals of treasury shares	-	-	-	(128)	-	-	-	-	(128)	-	(128)
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	3	-	3	20	23
Balance at June 30, 2008	**284,937**	**1,086**	**3,453**	**(627)**	**102**	**(1,777)**	**17,454**	**1,551**	**21,242**	**464**	**21,706**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

Details of changes in consolidated shareholders' equity are given in note 15.

2.2.4. Consolidated statements of cash flows

€ million	H1 2008	H1 2007	Year 2007
Net income	**1,581**	**1,317**	**2,734**
Cancellation of unrealised income and expenses:			
- Depreciation and amortisation	*1,442*	*1,512*	*2,865*
- Share in net income (loss) of associates	*(729)*	*(837)*	*(1,675)*
- Dividends received from associates	*498*	*687*	*936*
- Other unrealised income and expenses (note 18)	*(305)*	*(38)*	*(114)*
Cash flow	**2,487**	**2,641**	**4,746**
Financing for final customers	(5,720)	(5,756)	(11,114)
Customer repayments	5,720	5,881	11,708
Net change in renewable dealer financing	(468)	45	(37)
Decrease (increase) in sales financing receivables	**(468)**	**170**	**557**
Bond issuance by the Sales financing division	1,258	500	2,022
Bond redemption by the Sales financing division	(2,216)	(5)	(3,139)
Net change in other sales financing debts	1,360	(289)	1,265
Net change in other securities and loans of the Sales financing division	98	(525)	(359)
Net change in sales financing financial assets and debts	**500**	**(319)**	**(211)**
Decrease (increase) in working capital (note 18)	**(829)**	**422**	**(347)**
CASH FLOWS FROM OPERATING ACTIVITIES	1,690	2,914	4,745
Capital expenditure (note 18)	(2,289)	(2,284)	(4,644)
Acquisitions of investments, net of cash acquired [1]	(662)	(3)	(67)
Disposals of property, plant and equipment and intangibles	526	498	1,086
Disposals of investments, net of cash acquired, and other	62	63	63
Net decrease (increase) in other securities and loans of the Automobile division	107	244	615
CASH FLOWS FROM INVESTING ACTIVITIES	(2,256)	(1,482)	(2,947)
Transactions with minority shareholders [2]	88	22	26
Dividends paid to parent company shareholders (note 15)	(1,049)	(863)	(863)
Dividends paid to minority shareholders	(28)	(48)	(50)
Purchases/sales of treasury shares	(128)	62	(126)
Cash flows with shareholders	**(1,117)**	**(827)**	**(1,013)**
Bond issuance by the Automobile division	645	588	588
Bond redemption by the Automobile division	(91)	(78)	(451)
Net increase (decrease) in other financial liabilities of the Automobile division	1,054	(604)	(2,065)
Net change in financial assets and liabilities of the Automobile division	**1,608**	**(94)**	**(1,928)**
CASH FLOWS FROM FINANCING ACTIVITIES	491	(921)	(2,941)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(75)	511	(1,143)

€ million	H1 2008	H1 2007	Year 2007
Cash and cash equivalents: opening balance	**4,721**	**6,010**	**6,010**
Increase (decrease)	(75)	511	(1,143)
Effect of changes in exchange rate and other changes	3	(3)	(146)
Cash and cash equivalents: closing balance	**4,649**	**6,518**	**4,721**

(1) Corresponding to payment of the shares in AvtoVAZ for the first half-year of 2008 - see note 12.

(2) Via capital increases or capital reductions and acquisitions of additional investments in controlled companies.

2.2.5 Segment information

A. Consolidated income statements by division

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
H1 2008				
External sales (note 4)	19,887	1,055	-	20,942
Interdivision sales [1]	(123)	179	(56)	-
Revenues	19,764	1,234	(56)	20,942
Operating margin	596	267	2	865
Operating income	578	265	2	845
H1 2007				
External sales (note 4)	19,567	995	-	20,562
Interdivision sales [1]	(113)	151	(38)	-
Revenues	19,454	1,146	(38)	20,562
Operating margin	441	267	14	722
Operating income	419	256	14	689
YEAR 2007				
External sales (note 4)	38,679	2,003	-	40,682
Interdivision sales [1]	(276)	327	(51)	-
Revenues	38,403	2,330	(51)	40,682
Operating margin	858	472	24	1,354
Operating income	767	457	14	1,238

(1) Interdivision transactions are carried out under near-market conditions.

B. Consolidated balance sheets by division - June 30, 2008

ASSETS € million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	16,832	328	(22)	17,138
Investments in associates	13,177	24	-	13,201
Non-current financial assets – investments in non-controlled entities	2,309		(2,267)	42
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	706	-	(16)	690
Deferred tax assets and other non-current assets	475	99	7	581
Total non-current assets	**33,499**	**451**	**(2,298)**	**31,652**
CURRENT ASSETS				
Inventories	6,557	6	-	6,563
Customer receivables	2,538	21,333	(880)	22,991
Current financial assets	1,065	590	(705)	950
Other current assets	2,077	2,242	(1,743)	2,576
Cash and cash equivalents	3,632	1,056	(39)	4,649
Total current assets	**15,869**	**25,227**	**(3,367)**	**37,729**
TOTAL ASSETS	**49,368**	**25,678**	**(5,665)**	**69,381**

SHAREHOLDERS' EQUITY AND LIABILITIES € million				
SHAREHOLDERS' EQUITY	**21,617**	**2,270**	**(2,181)**	**21,706**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,733	263	45	2,041
Non-current financial liabilities	4,800	267	-	5,067
Other non-current liabilities	475	128	-	603
Total non-current liabilities	**7,008**	**658**	**45**	**7,711**
CURRENT LIABILITIES				
Short-term provisions	825	40	-	865
Current financial liabilities	4,075	-	(965)	3,110
Trade payables and Sales financing debts	8,036	21,968	(701)	29,303
Other current liabilities and current tax liability	7,807	742	(1,863)	6,686
Total current liabilities	**20,743**	**22,750**	**(3,529)**	**39,964**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**49,368**	**25,678**	**(5,665)**	**39,381**

(1) Interdivision transactions are carried out under near-market conditions.

B. Consolidated balance sheets by division - December 31, 2007

ASSETS (€ million)	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	16,788	343	(20)	17,111
Investments in associates	12,956	21	-	12,977
Non-current financial assets – investments in non-controlled entities	2,423	10	(2,395)	38
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	585	-	(17)	568
Deferred tax assets and other non-current assets	603	111	10	724
Total non-current assets	**33,355**	**485**	**(2,422)**	**31,418**
CURRENT ASSETS				
Inventories	5,927	5	-	5,932
Customer receivables	2,177	21,104	(768)	22,513
Current financial assets	1,184	608	(553)	1,239
Other current assets	1,839	2,124	(1,588)	2,375
Cash and cash equivalents	3,697	1,319	(295)	4,721
Total current assets	**14,824**	**25,160**	**(3,204)**	**36,780**
TOTAL ASSETS	**48,179**	**25,645**	**(5,626)**	**68,198**
SHAREHOLDERS' EQUITY AND LIABILITIES (€ million)				
SHAREHOLDERS' EQUITY	**21,987**	**2,385**	**(2,303)**	**22,069**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,582	248	53	1,883
Non-current financial liabilities	5,141	272	-	5,413
Other non-current liabilities	459	64	-	523
Total non-current liabilities	**7,182**	**584**	**53**	**7,819**
CURRENT LIABILITIES				
Short-term provisions	902	52	-	954
Current financial liabilities	2,413	-	(896)	1,517
Trade payables and Sales financing debts	8,347	21,964	(891)	29,420
Other current liabilities and current tax liability	7,348	660	(1,589)	6,419
Total current liabilities	**19,010**	**22,676**	**(3,376)**	**38,310**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**48,179**	**25,645**	**(5,626)**	**68,198**

(1) Interdivision transactions are carried out under near-market conditions.

C. Consolidated cash flow statements by division

€ million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
H1 2008				
Net income	**1,695**	**178**	**(292)**	**1,581**
Cancellation of unrealised income and expenses:				
- Depreciation and amortisation	*1,423*	*30*	*(11)*	*1,442*
- Share in net income (loss) of associates	*(726)*	*(3)*	*-*	*(729)*
- Dividends received from associates	*498*	*-*	*-*	*498*
- Other unrealised income and expenses	*(321)*	*24*	*(8)*	*(305)*
Cash flow	**2,569**	**229**	**(311)**	**2,487**
Decrease (increase) in sales financing receivables	-	(463)	(5)	(468)
Net change in sales financing financial assets and debts	-	305	195	500
Decrease (increase) in working capital	(823)	(67)	61	(829)
CASH FLOWS FROM OPERATING ACTIVITIES	**1,746**	**4**	**(60)**	**1,690**
Purchases of intangible assets	(641)	-	-	(641)
Purchases of property, plant and equipment (2)	(1,564)	(86)	2	(1,648)
Disposals of property, plant and equipment and intangibles (2)	475	51	-	526
Acquisition of investments, net of disposals and other	(600)	-	-	(600)
Net decrease (increase) in other securities and loans of the Automobile division	28	-	79	107
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,302)**	**(35)**	**81**	**(2,256)**
Cash flows with shareholders	(1,182)	(236)	301	(1,117)
Net change in financial assets and liabilities of the Automobile division	1,674	-	(66)	1,608
CASH FLOWS FROM FINANCING ACTIVITIES	**492**	**(236)**	**235**	**491**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(64)**	**(267)**	**256**	**(75)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(477)	(82)	(559)
Disposals of property, plant and equipment and intangibles	325	51	376

€ million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
H1 2007				
Net income	**1,384**	**174**	**(241)**	**1,317**
Cancellation of unrealised income and expenses:				
- Depreciation and amortisation	*1,483*	*47*	*(18)*	*1,512*
- Share in net income (loss) of associates	*(834)*	*(3)*	*-*	*(837)*
- Dividends received from associates	*687*	*-*	*-*	*687*
- Other unrealised income and expenses	*(41)*	*(1)*	*4*	*(38)*
Cash flow	**2,679**	**217**	**(255)**	**2,641**
Decrease (increase) in sales financing receivables	-	37	133	170
Net change in sales financing financial assets and debts	-	(308)	(11)	(319)
Decrease (increase) in working capital	426	(25)	21	422
CASH FLOWS FROM OPERATING ACTIVITIES	**3,105**	**(79)**	**(112)**	**2,914**
Purchases of intangible assets	(697)	(1)	-	(698)
Purchases of property, plant and equipment (2)	(1,518)	(76)	8	(1,586)
Disposals of property, plant and equipment and intangibles (2)	449	49	-	498
Acquisition of investments, net of disposals and other	60	-		60
Net decrease (increase) in other securities and loans of the Automobile division	250	-	(6)	244
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,456)**	**(28)**	**2**	**(1,482)**
Cash flows with shareholders	(827)	(252)	252	(827)
Net change in financial assets and liabilities of the Automobile division	52	-	(146)	(94)
CASH FLOWS FROM FINANCING ACTIVITIES	**(775)**	**(252)**	**106**	**(921)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**874**	**(359)**	**(4)**	**511**

(1) Interdivision transactions are carried out under near-market conditions.
(2) Including impact of leased vehicles

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(483)	(65)	(548)
Disposals of property, plant and equipment and intangibles	351	48	399

€ million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
YEAR 2007				
Net income	**2,654**	**323**	**(243)**	**2,734**
Cancellation of unrealised income and expenses:				
- Depreciation and amortisation	*2,815*	*87*	*(37)*	*2,865*
- Share in net income (loss) of associates	*(1,668)*	*(7)*	*-*	*(1,675)*
- Dividends received from associates	*936*	*-*	*-*	*936*
- Other unrealised income and expenses	*(185)*	*55*	*16*	*(114)*
Cash flow	**4,552**	**458**	**(264)**	**4,746**
Decrease (increase) in sales financing receivables	-	413	144	557
Net change in sales financing financial assets and debts	-	13	(224)	(211)
Decrease (increase) in working capital	(26)	(336)	15	(347)
CASH FLOWS FROM OPERATING ACTIVITIES	**4,526**	**548**	**(329)**	**4,745**
Purchases of intangible assets	(1,347)	(1)	-	(1,348)
Purchases of property, plant and equipment (2)	(3,160)	(145)	9	(3,296)
Disposals of property, plant and equipment and intangibles (2)	942	141	3	1,086
Acquisition of investments, net of disposals and other	41	(45)	-	(4)
Net decrease (increase) in other securities and loans of the Automobile division	652	-	(37)	615
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,872)**	**(50)**	**(25)**	**(2,947)**
Cash flows with shareholders	(1,017)	(248)	252	(1,013)
Net change in financial assets and liabilities of the Automobile division	(1,765)	-	(163)	(1,928)
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,782)**	**(248)**	**89**	**(2,941)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,128)**	**250**	**(265)**	**(1,143)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(876)	(130)	(1,006)
Disposals of property, plant and equipment and intangibles	767	144	911

2.2.6. Notes to the condensed consolidated financial statements for the first half-year of 2008

I - ACCOUNTING POLICIES AND SCOPE OF CONSOLIDATION

1. Approval of the financial statements

The Renault group's condensed consolidated financial statements at June 30, 2008 were finalised on August 4, 2008.

2. Accounting policies

The consolidated financial statements at December 31, 2007 were prepared under the IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board) at December 31, 2007 and adopted by the European Union at the closing date.

The accounting policies used in preparing the consolidated half-year financial statements at June 30, 2008 are compliant with IAS 34 "Interim financial reporting". They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the financial statements at December 31, 2007. With the exception of the change stated below, the accounting policies are identical to those applied in the consolidated financial statements at December 31, 2007.

The Group has applied interpretation IFRIC 11, "Group and Treasury Share Transactions" for the first time at June 30, 2008. This interpretation came into force on January 1, 2008 and was adopted by regulations published in the Official Journal of the European Union at June 30, 2008. Its application has no impact on the financial statements at June 30, 2008.

3. Changes in the scope of consolidation

A. Changes in the first half of 2008

AvtoVAZ

Renault and AvtoVAZ confirmed their strategic partnership with the signature of agreements on February 29, 2008. Renault invested USD 1 billion to acquire 25% plus 1 share in AvtoVAZ.

Renault's investment in the AvtoVAZ group is accounted for by the equity method in the Group's consolidated financial statements from March 1, 2008. Details are given in note 12-B.

II - INCOME STATEMENT

4. Revenues

A. 1st half 2007 revenues applying 1st half 2008 Group structure and methods

€ million	Automobile	Sales financing	Total
First-half 2007 revenues as published	19,567	995	20,562
Changes in scope of consolidation	(116)	19	(97)
First-half 2007 revenues applying first-half 2008 Group structure and methods	19,451	1,014	20,465
First-half 2008 revenues	19,887	1,055	20,942

B. Breakdown of revenues

€ million	H1 2008	H1 2007	Year 2007
Sales of goods	19,075	18,780	37,104
Sales of services	1,087	1,053	2,086
Sales of goods and services	20,162	19,833	39,190
Income on customer financing	551	510	1,053
Income on leasing and similar operations	229	219	439
Sales financing revenues	780	729	1,492
Revenues	**20,942**	**20,562**	**40,682**

C. Breakdown of revenues by geographic area

€ million	H1 2008	H1 2007	Year 2007
France	7,078	6,883	13,105
Europe	8,579	8,886	17,342
Euromed	2,332	2,001	4,310
Asia-Africa	1,330	1,350	2,757
America	1,623	1,442	3,168
Total revenues	**20,942**	**20,562**	**40,682**

In the table above, consolidated revenues are presented by location of customers.

5. Research and development expenses

Research and development expenses included in income

€ million	H1 2008	H1 2007	Year 2007
Research and development expenses	(1,218)	(1,222)	(2,462)
Capitalised development expenses	619	666	1,287
Amortisation of capitalised development expenses	(321)	(351)	(675)
Total	**(920)**	**(907)**	**(1,850)**

Capitalised development expenses mainly comprise the cost of prototypes, the cost of studies invoiced by external firms, the cost of personnel assigned to the project and a share of overheads.

6. Other operating income and expenses

€ million	H1 2008	H1 2007	Year 2008
Restructuring and workforce adjustment costs and provisions	(134)	(61)	(143)
Gains and losses on disposal of businesses and operating entities	8	(18)	(63)
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	106	48	86
Unusual items	-	(2)	4
Total	**(20)**	**(33)**	**(116)**

Restructuring costs and workforce adjustment costs and provisions for the first half-year of 2008 include a €101 million expense related to reorganisation of the range. They also comprise restructuring measures for certain businesses, and adjustment of workforce levels.

Most of the gain on disposal of property, plant and equipment and intangible assets in first-half 2008 and in 2007 results from sales of land in France.

7. Financial expense

Other financial income and expenses include a profit of €350 million for first-half 2008 (compared to a charge of €104 million for first-half 2007) resulting from changes in the fair value of Renault SA redeemable shares.

8. Current and deferred taxes

The effective tax rate (excluding the impact of Renault's shares in net income of associates) is 26.6% for the first half of 2008, largely due to the continued improvement in earnings prospects in Argentina and Brazil. The effective tax rate for first-half 2007 was 16.8%, reflecting non-recurring tax income, including reimbursement of an Italian tax credit.

9. Basic and diluted earnings per share

Renault's basic earnings per share and diluted earnings per share are calculated by dividing Renault's share of net income (€1,551 million for first-half 2008 and €1,281 million for first-half 2007) by the relevant number of shares.

The number of shares used to calculate the basic earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralisation of treasury shares and Renault shares held by Nissan.

In thousands of shares	H1 2008	H1 2007	Year 2007
Shares in circulation	284,937	284,937	284,937
Treasury shares	(8,889)	(7,008)	(6,897)
Shares held by Nissan x Renault's share in Nissan	(19,524)	(19,381)	(19,419)
Number of shares used to calculate basic earnings per share	**256,524**	**258,548**	**258,621**

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used to calculate the basic earnings per share plus the number of dilutive stock options.

In thousands of shares	H1 2008	H1 2007	Year 2007
Number of shares used to calculate basic earnings per share	256,524	258,548	258,621
Number of dilutive stock options	1,450	3,875	3,741
Number of shares used to calculate diluted earnings per share	**257,974**	**262,423**	**262,362**

10. Property, plant and equipment

€ million	Gross value	Depreciation and impairment	Net value
Value at December 31, 2007	30,461	(17,406)	13,055
Acquisitions (depreciation)	1,413	(1,013)	400
(Disposals) reversals	(752)	311	(441)
Translation adjustment	(176)	60	(116)
Change in scope of consolidation and other	(124)	103	(21)
Value at June 30, 2008	30,822	(17,945)	12,877

11. Investment in Nissan

A. Nissan consolidation method

Renault is still considered to exercise significant influence in Nissan, and therefore uses the equity method to include its investment in Nissan in the consolidation.

B. Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo Stock Exchange), after adjustments for the requirements of the Renault consolidation.

Following Nissan's equity transactions in the first half of 2008, Nissan held 3.0% of its own shares at June 30, 2008, compared to 2.7% at December 31, 2007. Consequently, Renault's percentage interest in Nissan was 45.7% at June 30, 2008, compared to 45.6% at December 31, 2007.

C. Changes in the investment in Nissan

€ million	Share in net assets			Net goodwill	Total
	Before neutralisation (see right)	Neutralisation of 4.3% of Nissan's investment in Renault (1)	Net		
At December 31, 2007	11,337	(962)	10,375	591	10,966
First-half 2008 net income	509		509		509
Dividend distributed	(239)		(239)		(239)
Translation adjustment	(597)		(597)	(5)	(602)
Other changes (2)	(13)		(13)	(3)	(16)
At June 30, 2008	10,997	(962)	10,035	583	10,618

(1) At June 30, 2008, Nissan held 15% of Renault.

(2) Other changes include Renault dividends received by Nissan, the change in actuarial gains and losses on pension obligations, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

D. Changes in Nissan equity restated for the purposes of the Renault consolidation

In billions of yen	December 31, 2007	Net income for first-half 2008	Dividends	Translation adjustment	Other changes (1)	June 30, 2008
Shareholders' equity - Nissan share under Japanese GAAP	3,713	190	(82)	(185)	(53)	3,583
Restatements for Renault group requirements:						
Restatement of fixed assets	415	(35)				380
Provision for pension and other long-term employee benefit obligations	(142)	11		3	(28)	(156)
Capitalisation of development expenses	548	15		(1)		562
Deferred taxes and other restatements	(430)	(3)	(6)	12	62	(365)
Net assets restated for Renault group requirements	4,104	178	(88)	(171)	(19)	4,004
€ million						
Net assets restated for Renault group requirements	24,883	1,113	(524)	(1,303)	(114)	24,055
Renault's share	45,6 %					45,7 %
(before neutralisation described below)	11,337	509	(239)	(597)	(13)	10,997
Neutralisation of Nissan's investment in Renault (2)	(962)					(962)
Renault's share in the net assets of Nissan	**10,375**	**509**	**(239)**	**(597)**	**(13)**	**10,035**

(1) "Other changes" include Renault dividends received by Nissan, the change in the actuarial gains and losses on pension obligations, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

(2) At June 30, 2008, Nissan held 15% of Renault.

43

E. Nissan net income under Japanese GAAP

Since Nissan's financial year ends at March 31, the Nissan net income included in the first-half 2008 Renault consolidation is the sum of Nissan's net income for the final quarter of its 2007 financial year and the first quarter of its 2008 financial year.

	January to March 2008 Final quarter of Nissan's 2007 financial year in Japan		April to June 2008 First quarter of Nissan's 2008 financial year in Japan		January to June 2008 Reference period for Renault's first-half 2008 consolidated financial statements	
	in billions of yen	€ million	in billions of yen	€ million	in billions of yen	€ million (1)
Net income - Nissan share	137.6	872	52.8	323	190.4	1,195

(1) converted at the average exchange rate for each quarter.

F. Renault - Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions described in the 2007 annual report continued in 2008.

Total sales by Renault to Nissan and purchases by Renault from Nissan during the first half of 2008 amounted to an estimated €950 million and €840 million respectively. The progression since first-half 2007 (approximately €80 million and €90 million respectively) is principally due to higher sales of parts and components, particularly those used in manufacturing the new Koleos 4x4.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

G. Valuation of Renault's investment in Nissan based on stock market prices

Based on the market price of Nissan stock at June 30, 2008 (877 yen per share), Renault's investment in Nissan is valued at €10,559 million (€14,945 million at December 31, 2007 based on the market price of 1,230 yen per share at that date).

This value is 0.6% lower than the value of Nissan as stated in Renault's financial statements, but for the purposes of the financial statements at June 30, 2008 this temporary downturn has not been considered as evidence of impairment of the Group's investment in Nissan.

12. Investments in other associates

Details of other investments in other associates are as follows:

- Balance sheet value: €2,583 million at June 30, 2008 (€2,011 million at December 31, 2007),
- Renault's share in the net income of other associates: €220 million for first-half 2008 (€222 million for first-half 2007 and €387 million for the year 2007).

Most of these amounts relate to the investments in AB Volvo and AvtoVAZ, accounted for under the equity method.

A. Changes in the value of Renault's investment in AB Volvo

€ million	Share in net assets	Net goodwill	Total
At December 31, 2007	1,794	41	1,835
First-half 2008 net income	218	-	218
Dividend distributed	(259)	-	(259)
Repurchase of AB Volvo own shares	-	-	-
Translation adjustment and revaluation of financial instruments	(24)	(1)	(25)
At June 30, 2008	1,729	40	1,769

AB Volvo owned 4.7% of its own shares at June 30, 2008 (4.8% at December 31, 2007).

Renault's investment in AB Volvo stood at 21.8% at June 30, 2008, unchanged from December 31, 2007.

Changes in AB Volvo equity restated for the purposes of the Renault consolidation

€ million	Dec. 31 2007	Net income	Dividends	Other changes	June 30, 2008
Shareholders' equity – AB Volvo share	8,706	995	(1,188)	(198)	8,315
Restatements for Renault group requirements	(475)	4	-	88	(383)
Net assets restated for Renault group requirements	8,231	999	(1,188)	(110)	7,932
Renault's share in the net assets of AB Volvo	1,794	218	(259)	(24)	1,729

The restatements applied for Renault group requirements mainly concern cancellation of goodwill booked in AB Volvo's accounts when AB Volvo was acquired by Renault, and recognition of actuarial gains and losses in equity.

B. Investment in AvtoVAZ

Renault and AvtoVAZ confirmed their strategic partnership with the signature of agreements on February 29, 2008. After restructuring of the capital of AvtoVAZ, the Renault Group and Russian Technologies each own 25% + 1 share in AvtoVAZ and the rest of the company's shares are due to be listed on the Moscow stock exchange. To optimise integration and boost AvtoVAZ's transformation into a world player in the automobile industry, Renault put forward five executives as members of the AvtoVAZ Executive Committee. Renault will also nominate 3 of the 12 members of the company's Board of Directors.

Renault therefore exercises significant influence over AvtoVAZ, and accordingly its investment is accounted for by the equity method from March 1, 2008. AvtoVAZ's financial year-end is December 31, and its financial statements comply with IFRS.

For the purposes of the Renault consolidation, given the existing time constraints for production of financial information, the accounts of AvtoVAZ are consolidated with a 3-month time-lag.

At June 30, 2008, the final allocation of the acquisition

price between the fair value of assets acquired and goodwill was not yet determined. Consequently, the investment in AvtoVAZ is included in investments in associates at cost, i.e. €662 million. Given the low materiality, no adjustment has been made for a change in the share of net assets of AvtoVAZ between March 1 and March 31, 2008. There were no events between March 1 and June 30, 2008 that significantly affected the fair value of the net assets of AvtoVAZ as reported at March 1, 2008.

AvtoVAZ - Financial information under IFRS

For information, AvtoVAZ' published financial information under IFRS for 2007 (year ended December 31) is summarised below:

	(million of roubles)	€ million [1]
2007 Sales	187,545	5,355
2007 Net income	3,669	105
Shareholders' equity at December 31, 2007	86,577	2,406
Balance sheet total at December 31, 2007	182,523	5,072

(1) Converted at the average exchange rate for 2007 (35,0 roubles/1 euro) for income statement items and the exchange rate at December 31, 2007 (36,0 roubles/1 euro) for balance sheet items.

13. Inventories

€ million	June 30, 2008	December 31, 2007
Raw materials and supplies	1,445	1,185
Work-in-progress	271	340
Finished products - Automobile [1]	4,847	4,407
Inventories, net	**6,563**	**5,932**
Inventories, gross	*7,074*	*6,428*
Impairment	*(511)*	*(496)*

(1) Including €653 million at June 30, 2008 for rental vehicles (€513 million at June 30, 2007 and €413 million at December 31, 2007).

14. Financial assets

Breakdown of financial assets by nature

	June 30, 2008		December 31, 2007	
€ million	Non-current	Current	Non-current	Current
Investments in non-controlled entities	42	-	38	-
Other securities	-	208	-	204
Loans	76	431	72	669
Derivative assets on financing operations by the Automobile division	614	311	496	366
Total	**732**	**950**	**606**	**1,239**
Gross value	*784*	*957*	*659*	*1,240*
Impairment	*(52)*	*(7)*	*(53)*	*(1)*

The current portion of other securities corresponds to securities that cannot be classified as cash equivalents, mainly maturing more than 3 months after acquisition.

15. Shareholders' equity

A. Share capital

The total number of ordinary shares issued and fully paid-up at June 30, 2008 was 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2007).

Treasury shares do not bear dividends. They accounted for 3.12% of Renault's share capital at June 30, 2008 (2.65% at December 31, 2007).

B. Distributions

At the General and Extraordinary Shareholders' Meeting of April 29, 2008, it was decided to distribute €3.80 per share or €1,049 million in dividends (compared to €3.10 per share or €863 million in 2007).

After elimination of dividends received by Nissan in proportion to Renault's interest in Nissan, the dividend distribution recorded in shareholders' equity amounted to €975 million in first-half 2008 (€803 million in 2007).

C. Stock option and share attribution plans

Since October 1996, the Board of Directors has periodically granted stock options to Group executives and managers, with prices and exercise periods specific to each plan. Plans introduced since 2006 include service and performance conditions.

CHANGES IN THE NUMBER OF STOCK OPTIONS HELD BY PERSONNEL

	Number	Weighted average exercise price (€)	Weighted average share price at grant / exercise dates (€)
Outstanding at December 31, 2007	16,222,932	72	-
Granted	2,022,787	97	77
Exercised	(282,704)	47	68
Expired	-	-	-
Outstanding at June 30, 2008	17,963,015	75	-

D. Share-based payments

Share-based payments exclusively concern stock options awarded to personnel. These generated personnel expenses of €34 million in first-half 2008 (€32 million for first-half 2007 and €62 million for year 2007).

Stock option and share attribution plan values

The valuation model used is unchanged from previous financial statements.

In compliance with the standard's transitional measures, only plans beginning after November 7, 2002 are valued and recorded as described above.

Plan	Initial value (000s of €)	Unit fair value	Expense for H1 2008 (€ million)	Expense for H1 2007 (€ million)	Share price at grant date (€)	Volatility	Interest rate	Exercise price	Duration of option (1)	Dividend per share
Plan 9	32,820	18.15	-	(4)	55.40	33.0 %	3.79 %	53.36	4-8 years	1.15
Plan 10	39,870	19.75	(5)	(5)	69.05	27.0 %	3.71 %	66.03	4-8 years	1.40
Plan 11	22,480	14.65	(3)	(3)	72.45	23.5 %	2.68 %	72.98	4-8 years	1.80
Plan 12 (2)	17,324	15.42	(3)	(2)	87.05	28.1 %	3.90 %	87.98	4-8 years	2.40-4.50
Plan 13 (2)	36,634	15.59	(5)	(5)	87.82	27.2 %	3.85 %	87.98	4-8 years	2.40-4.50
Plan 13bis (2)	74,666	69.86	(10)	(10)	83.71	N/A	3.83 %	N/A	N/A	2.40-4.50
Plan 14 (2)	26,066	14.14	(3)	(3)	92.65	26.7 %	3.88 %	93.86	4-8 years	2.40-4.50
Plan 15 (2)	29,747	15.18	(3)	-	84.68	36.0 %	3.79 %	96.54	4-8 years	2.40-4.50
Plan 16 (2)	10,279	13.68	(1)	-	81.79	36.4 %	3.77 %	96.54	4-8 years	2.40-4.50
Plan 16 bis (2)	9,040	71.15	(1)	-	87.28	N/A	3.81 %	N/A	N/A	2.40-4.50
Total	**298,926**		**(34)**	**(32)**						

(1) Period during which the option is not considered vested for tax purposes.

(2) Options have been awarded at different dates. The information reported may correspond to weighted averages based on quantities awarded per attribution date.

16. Provisions

A. Breakdown of provisions by nature

€ million	June 30, 2008	Dec. 31, 2007
Provisions for pension and other long-term employee obligations	1,196	1,203
Other provisions (note 16-B)	1,434	1,516
Total provisions	**2,630**	**2,719**
Provisions - long-term	*1,765*	*1,765*
Provisions - short-term	*865*	*954*

All known litigation in which Renault or Group companies are involved is examined at each closing. After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

B. Changes in other provisions

€ million	Restructuring provisions	Warranty provisions	Tax risks and litigation provisions	Other provisions	Total
At December 31, 2007	253	819	173	271	1,516
Increases	6	271	30	42	349
Reversals of provisions for application	(86)	(229)	(12)	(31)	(358)
Reversals of unused balance of provisions	(11)	(4)	(17)	(32)	(64)
Changes in scope of consolidation	-	1	-	(6)	(5)
Translation adjustments and other changes	16	(13)	6	(13)	(4)
At June 30, 2008	178	845	180	231	1,434

At June 30, 2008, other provisions included €50 million of provisions established in application of environmental regulations (€50 million at December 31, 2007). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne Billancourt site) and expenses related to the EU directive on end-of-life vehicles.

17. Financial liabilities and sales financing debts

Breakdown by nature

€ million	June 30, 2008			December 31, 2007		
	Non-current	Current	Total	Non-current	Current	Total
Redeemable shares (Renault SA)	355	-	355	697	-	697
Bonds	3,180	1,357	4,537	3,728	416	4,144
Other debts represented by a certificate	-	-	-	-	-	-
Borrowings from credit institutions	585	387	972	179	275	454
Other interest-bearing borrowings	181	1,176	1,357	244	598	842
Derivative liabilities on financing operations	499	190	689	293	228	521
Total financial liabilities of the Automobile division	**4,800**	**3,110**	**7,910**	**5,141**	**1,517**	**6,658**
Redeemable shares (DIAC)	14	-	14	19	-	19
Bonds	-	6,817	6,817	-	7,847	7,847
Other debts represented by a certificate	253	9,075	9,328	253	9,142	9,395
Borrowings from credit institutions	-	5,271	5,271	-	3,989	3,989
Other interest-bearing borrowings	-	69	69	-	62	62
Derivative liabilities on financing operations	-	86	86		156	156
Total financial liabilities and sales financing debts of the Sales financing division	**267**	**21,318**	**21,585**	**272**	**21,196**	**21,468**
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**5,067**	**24,428**	**29,495**	**5,413**	**22,713**	**28,126**

Redeemable shares of Renault SA

These shares are listed on the Paris Stock Exchange, and traded for €874 at December 31, 2007 and €445 at June 30, 2008 for par value of €153, leading to a corresponding €350 million adjustment to the fair value of redeemable shares recorded in other financial income and expenses (note 7).

18. Cash flows

A. Other unrealised income and expenses

€ million	H1 2008	H1 2007	Year 2007
Net allocation to provisions	(58)	(77)	(185)
Net effects of sales financing credit losses	59	11	54
Net gain (loss) on asset disposals	(109)	(28)	(19)
Change in fair value of redeemable shares (Renault SA and DIAC)	(355)	104	(53)
Change in fair value of other financial instruments	(36)	13	76
Deferred taxes	158	(93)	(58)
Other	36	32	71
Other unrealised income and expenses	**(305)**	**(38)**	**(114)**

B. Change in working capital

€ million	H1 2008	H1 2007	Year 2007
Decrease (increase) in net inventories	(617)	(585)	(862)
Decrease (increase) in Automobile receivables	(249)	(587)	(171)
Decrease (increase) in other assets	(269)	(256)	(419)
Increase (decrease) in trade payables	(178)	1,131	1,008
Increase (decrease) in other liabilities	484	699	97
Decrease (increase) in working capital	**(829)**	**422**	**(347)**

C. Capital expenditure

€ million	H1 2008	H1 2007	Year 2007
Purchases of intangible assets	(641)	(698)	(1,348)
Purchases of property, plant and equipment (note 10)	(1,413)	(1,365)	(3,278)
Total purchases for the period	(2,054)	(2,063)	(4,626)
Deferred payments	(235)	(221)	(18)
Total capital expenditure	**(2,289)**	**(2,284)**	**(4,644)**

19. Off-balance sheet commitments and contingent liabilities

Renault enters into a certain number of commitments in the course of its business. When these commitments qualify as liabilities, they are covered by provisions (e.g. retirement and other personnel benefits, litigations, etc.). Details of off-balance sheet commitments and contingencies are provided below (note 19-A).

Renault also receives commitments from customers (deposits, mortgages, etc) and may benefit from credit lines with credit institutions (note 19-B).

A. Off-balance sheet commitments given

The Group is committed for the following amounts:

€ million	June 30, 2008	Dec 31, 2007
Other guarantees given	638	595
Opening of confirmed credit lines for customers	3,349	2,616
Firm investment orders	909	690
Lease commitments	320	355
Assets pledged or mortgaged	132	167

B. Off-balance sheet commitments received

€ million	June 30, 2008	Dec 31, 2007
Other guarantees received	994	1,154
Opening of confirmed credit lines for customers	10,256	10,759
Lease commitments	538	506
Assets pledged or mortgaged (1)	2,489	2,185

(1) Including €1,615 million at June 30, 2008 (€1,574 million at December 31, 2007) for commitments received by the Sales financing division for sale to a third party of rental vehicles at the end of the rental contract.

20. Related parties

A. Renault's investment in Nissan

Details of Renault's investment in Nissan are provided in note 11.

B. Renault's investment in AB Volvo

Details of Renault's investment in AB Volvo are provided in note 12-A.

C. Renault's investment in AvtoVAZ

Details of Renault's investment in AvtoVAZ are provided in note 12-B.

D. Remuneration of directors and executives

There was no significant change during the first half-year of 2008 in the principles governing the consideration and related benefits of the President and CEO and the Chairman of the Board of Directors.

21. Subsequent events

General Management's Action Plan Announcement of July 24, 2008

The deterioration in the macroeconomic environment has far exceeded the worst-case scenarios envisaged when Renault Commitment 2009 was launched two years ago. In response to the scale of the phenomenon, Renault has decided to take immediate action to maintain its competitiveness and profitability by defining a formal Action Plan.

The following possibilities are under examination:

- a 10% reduction in corporate overheads through a voluntary redundancy plan, primarily in Europe,
- reorganization of production sites, in particular by cutting back to just one shift at the Sandouville plant in view of declining demand for D-segment sedans in Europe.

Discussions between General Management and the various employee representative bodies and relevant authorities will take place in September to settle on the exact terms of the action plan.

There is no impact on the consolidated financial statements at June 30, 2008 in connection with this development.

DELOITTE & ASSOCIES
185, avenue Charles-de-Gaulle, B.P. 36
92524 Neuilly-sur-Seine Cedex
S.A. au capital de € 1 723 040

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

ERNST & YOUNG Audit
Faubourg de l'Arche
11, allée de l'Arche
92037 Paris-La Défense Cedex
S.A.S. à capital variable

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

Renault

Period from January 1st to June 30th, 2008

Statutory auditors' review report on the first half-year financial information for 2008

This is a free translation into English of the statutory auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In our capacity as statutory auditors and in accordance with articles L. 232-7 of the French Company Law (Code de commerce) and L. 451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier), we hereby report to you on:

- our review of the accompanying condensed half-yearly consolidated financial statements of Renault, for the period from January 1st to June 30th, 2008, and
- the verification of the information contained in the interim management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently can only provide moderate assurance that the financial statements, taken as a whole, do not contain any material misstatements. This level of assurance is less than can be obtained from an audit.

Based on our review, nothing has come to our attention that causes us to believe that these condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – IFRS as adopted by the European Union applicable to Interim financial information.

2. Specific verification

We have also verified the information provided in the interim management report in respect of the half-yearly financial statements that were the object of our review.

We have nothing to report on the fairness and consistency of this information with the condensed half-yearly financial statements.

Neuilly sur Seine and Paris-La Défense, August 5, 2008,

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES

Amadou Raimi   Pascale Chastaing-Doblin

ERNST & YOUNG Audit

Daniel Mary-Dauphin   Aymeric de la Morandière

Financial Information on the Alliance

Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2008.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at June 30, 2008, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to June 30, 2008 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

REVENUES FIRST HALF 2008

€ million	Renault	Nissan (1)	Intercompany eliminations	Alliance
Sales of goods and services	20,162	30,259	(1,546)	48,875
Sales financing revenues	780	2,217		2,997
Revenues	**20,942**	**32,476**	**(1,546)**	**51,872**

(1) Converted at the average exchange rate for first half 2008 : EUR 1 = JPY 160.6.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's first half 2008 results.

The **operating margin,** the **operating income** and the **net income** of the Alliance for first half 2008 are as follows:

€ million	Operating margin	Operating income	Net income
Renault	865	845	1,072
Nissan (1)	1,632	1,749	1,198
Alliance	**2,497**	**2,594**	**2,270**

(1) Converted at the average exchange rate for first half 2008 : EUR 1 = JPY 160.6.
(2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 4.8% of revenues.

In first half 2008, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

€ million	
Renault	920
Nissan	1,134
Alliance	**2,054**

Financial Information on the Alliance

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

RENAULT AT JUNE 30, 2008

ASSETS - € million	
Intangible assets	4,261
Property, plant and equipment	12,877
Investments in associates (excluding Alliance)	2,583
Deferred tax assets	190
Inventories	6,563
Sales financing receivables	20,659
Automobile receivables	2,332
Other assets	4,649
Cash and cash equivalents	4,649
Total assets excluding investment in Nissan	**58,763**
Investment in Nissan	10,618
TOTAL ASSETS	**69,381**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	21,706
Deferred tax liabilities	276
Provisions for pension and other long-term employee benefit obligations	1,196
Financial liabilities of the Automobile division	7,910
Financial liabilities of the Sales financing division and sales financing debts	21,585
Other liabilities	16,708
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**69,381**

NISSAN AT JUNE 30, 2008 (1)

ASSETS - € million	
Intangible assets	4,610
Property, plant and equipment	30,089
Investments in associates (excluding Alliance)	176
Deferred tax assets	-
Inventories	7,791
Sales financing receivables	20,681
Automobile receivables	4,530
Other assets	5,918
Cash and cash equivalents	2,761
Total assets excluding investment in Renault	**76,556**
Investment in Renault	1,936
TOTAL ASSETS	**78,492**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	26,663
Deferred tax liabilities	1,825
Provisions for pension and other long-term employee benefit obligations	1,960
Financial liabilities of the Automobile division	4,377
Financial liabilities of the Sales financing division and sales financing debts	27,783
Other liabilities	15,884
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**78,492**

(1) Converted at the closing rate for first half 2008: EUR 1 = JPY 166.4.

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for first half 2008, excluding leased vehicles, amount to:

€ million	
Renault	1,089
Nissan	1,323
Alliance	**2,412**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in :

- a maximum 5-10% decrease in shareholders' equity - Group share;
- a €15 billion increase in shareholders' equity - minority interests' share.


KOLEOS

(www.renault.com)
(email: investor.relations@renault.com)

RENAULT - INVESTOR RELATIONS DEPARTMENT
13-15 QUAI LE GALLO - 92513 BOULOGNE BILLANCOURT CEDEX - FRANCE - TEL.: +33 (0)1 76 84 53 09

REGISTRATION DOCUMENT


RENAULT

RENAULT

2007

REGISTRATION DOCUMENT

INCLUDING THE MANAGEMENT REPORT APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 12, 2008

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

This Registration Document is on line on the website www.renault.com (French and English versions)
and on the AMF website www.amf-france.org (French version only).

TABLE OF CONTENTS



01

Renault and the Group

1.1 PRESENTATION OF RENAULT AND THE GROUP

1.1.1 KEY FIGURES ◇

THREE-YEAR CONSOLIDATED FIGURES – PUBLISHED DATA (1)

(€ million)	2007	2006	2005
Revenues	40,682	41,528	41,338
Operating margin	1,354	1,063	1,323
Share in Nissan Motor – net income	1,288	1,789 (2)	1,825
Renault net income	2,669	2,869	3,367
Earnings per share (Euro)	10.32	11.17	13.19
Capital	1,086	1,086	1,086
Shareholders' equity	22,069	21,201	19,661
TOTAL ASSETS	**68,198**	**68,766**	**68,411**
Dividends (euro)	**3.8 (3)**	**3.1**	**2.4**
Cash flow, Automobile	**4,552**	**4,313**	**4,470**
Net financial debt, Automobile	**2,088**	**2,414**	**2,252**
Total staff at December 31	130,179	128,893*	126,584*

* *Excluding CASA.*

(1) This information is for reference only and is not always directly comparable year-on-year, since it may include changes in scope and/or changes in accounting practices.

(2) Excluding non-recurring income of €82 million in 2006 compared with €450 million in 2005.

(3) Dividend proposal to Combined General Meeting of April 29, 2008.

RENAULT SHAREHOLDERS AT DECEMBER 31, 2007

BREAKDOWN OF CAPITAL IN % OF SHARES



15.01%
French state
2.65%
Treasury stock
64.23%
Public
15%
Nissan
3.11%
Employees

BREAKDOWN OF CAPITAL IN % OF VOTING RIGHTS



18.22%
French state
3.78%
Employees
77.99%
Public

For more information, see chapter 5, paragraph 5.2.6.

1.1.2 BACKGROUND AND HIGHLIGHTS

1898

Société Renault Frères was formed to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

1922

Having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing production centers in France and abroad, Renault gradually emerged as the French market leader.

1945

The company was nationalized in January, renamed "Régie Nationale des Usines Renault", and concentrated on producing the 4CV.

1972

Renault 5 arrived on the market. It remains one of the Group's best-selling models ever.

THE 1980s

Through to the mid 1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

THE 1990s

In 1990, Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. In 1991, the two groups linked their automobile and commercial vehicle businesses *via* cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

On November 17, 1994 the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.

In 1998, the year of its centenary, Renault opened the Technocentre in Guyancourt for its design and development teams, and a bodywork/assembly plant in Curitiba, Brazil.

The year 1999 marked the start of a new era in Renault's history with the signing of an Alliance with Nissan, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker Dacia.

2000

Renault raised its stake in Dacia to 80.1% and acquired a new brand – Samsung Motors – in South Korea.

2001

Renault and Volvo joined forces to form the world's second-biggest truck manufacturer. Renault became the main shareholder in the Volvo group, with a 20% stake, after selling the Renault V.I./Mack group to Volvo.

2002

Renault and Nissan implemented the second stage of their Alliance, aimed at strengthening their equity ties and creating a joint strategic structure. Renault raised its stake in Nissan from 36.8% to 44.4%. At the same time, Nissan took a 15% ownership interest in Renault. The French government's ownership interest was reduced to 25.9% and then to 15.7% in 2003 by selling shares both to company employees and on the market.

2003

This was the year of Mégane II. With five body styles (Scénic II, Grand Scénic, Mégane coupé-cabriolet, Mégane 4-door sedan and Mégane Station wagon) completing the two models launched in 2002, a total of seven models were launched in 17 months. Mégane II became Europe's best-selling model.

2004

The year was marked by two major product launches: Modus and Logan. Modus is Renault's entry-level MPV. It was the first Renault-badged vehicle built on the B platform shared with Nissan, and the first vehicle in its class to score five stars in Euro NCAP crash tests. Logan, developed by Renault and manufactured and marketed by Dacia, offers excellent value for money. It has enjoyed great success since its launch, both on its domestic market of Romania, and on export markets. The car will spearhead Renault's international expansion in the years ahead.

2005

At the Annual General Meeting on April 29, Carlos Ghosn was named Chief Executive Officer of Renault. Louis Schweitzer retained his position as Chairman of the Board of Directors. The Group pursued its international expansion with the development of industrial facilities for Logan in Russia, Colombia and Morocco. Renault signed an agreement with Mahindra & Mahindra to manufacture and market Logan in India from 2007. It launched two landmark products: Clio III, the eighth Renault vehicle to obtain five stars in Euro NCAP crash tests and "Car of the Year 2006", and the 2.0 dCi engine, the first diesel powerplant developed by the Renault-Nissan Alliance. Also this year, the Renault F1 Team scored a double win, taking the World Constructors' and Drivers' Championship titles.

2006

On February 9, Carlos Ghosn announced Renault Commitment 2009, a plan based on three key commitments: quality, profitability and growth. The aim is to position Renault as Europe's most profitable volume auto maker. For the second year running, the Renault F1 Team scored a double win with the new R26, taking the World Constructors' and Drivers' Championship titles. At the Paris Motor Show, Renault unveiled the Twingo Concept show-car, and Koleos Concept, the first future cross-over vehicle in the range.

2007

The product offensive began with the launch of New Twingo (produced in Slovenia) in May and of New Laguna (produced in France) in October. Both vehicles aim to achieve the highest standards of quality and reliability. In Korea, Renault Samsung Motors began production of QM5, a Koleos-based crossover vehicle, designed by Renault and developed by Nissan. Half of the total output is scheduled for export. Expanding its international presence, Renault founded new subsidiaries in Ireland and Scandinavia, increased its production capacity in Russia, and signed a memorandum of understanding for a future industrial complex in Morocco. In May, Renault launched the eco² label for its most ecological and economical vehicles. Eco² vehicles are produced in certified plants and emit less than 140 g of CO_2 per km or run on biofuel. They also include at least 5% recycled plastics, and are 95% recyclable.

1.1.3 MAIN ACTIVITIES

Since the final agreement signed with Volvo on January 2, 2001, the Group's activities have been divided into two main activities:

- automobile;
- sales financing.

In addition to these two activities, Renault has two strategic shareholdings:

- in AB Volvo;
- in Nissan.

These holdings are accounted for by the equity method in the Group's financial statements.

STRUCTURE OF THE RENAULT GROUP ◇

SIMPLIFIED ORGANIZATION CHART AT DECEMBER 31, 2007 (AS A % OF SHARES)


Renault SA
44.3%
Nissan
100%
Renault s.a.s.
99.4%
Dacia
20.7%
Volvo
100%
RCI Banque
80.1%*
Renault Samsung Motors(*)
Other industrial, commercial, financing and cash management companies
Associated companies
Automobile
Sales financing

(*) Company indirectly owned by Renault s.a.s.

1.1.3.1 AUTOMOBILE

Renault designs, develops and markets passenger cars and light commercial vehicles.

Following the acquisition of the Romanian carmaker Dacia and of Samsung Motors' operating assets in South Korea, Renault has three automobile brands, Renault, Dacia and Samsung.

RENAULT GROUP RANGES ◇

Renault brand

Renault is a full-range automaker present on most market segments. It has a broad passenger and light commercial vehicle offering. Most models are available in multiple versions that vary by body style, engine, equipment levels and interior trim. This differentiation is achieved by means of a platform system. Eight platforms are used as the basis for passenger and light commercial vehicle production. Renault vehicles are equipped with seven families of gasoline and diesel engines.

Passenger cars

In the **small-car segment** (A and B segments, and passenger-carrying vans), Renault markets six complementary models: Logan, Twingo, Clio II and III, Modus and Kangoo.

Logan is the main driving force behind Renault's international development. It is sold under the Renault brand name in Russia, Colombia, Venezuela, Ecuador, Brazil, Argentina, Iran (under the name Tondar) and India (in partnership with Mahindra). With this broad industrial deployment, Renault is able to produce Logan close to its main markets in Russia, India, Iran, Brazil and Colombia. (Also see the deployment of Logan in chapter 2.1). An affordable, spacious and robust vehicle, offering unbeatable value for money, Logan is a real success.

In the A segment of city cars, **New Twingo** is following in the tire tracks of its predecessor. It was launched in June 2007 in France, Italy, Belgium and Slovenia, and in most other European countries (Germany, UK, Ireland, Netherlands, Spain, Portugal, Austria, Switzerland, etc.) between September 2007 and January 2008. With a production of more than 2.4 million units, the first-generation Twingo enjoyed an exceptional career lasting more than 14 years. Currently marketed in around fifteen countries, Twingo II received a warm welcome from both customers and the network. It has market share of 7.4% in its segment in France and Europe. Twingo II has also successfully expanded its customer base, attracting former Twingo I owners as well as younger buyers and a higher percentage of men (GT version).

Twingo I is still produced and sold in Colombia, while New Twingo is produced at the Novo Mesto site (Slovenia) for all other countries where this model is available.

In the B segment, **Clio III** consolidated its success in 2007 – its third year on the market – despite a widely renewed offering from the competition. It has market share of 8.7% in France + Europe. Voted Car of the Year 2006, Clio III is considered as the benchmark in its segment in terms of quality and performance. In 2007 Clio III was equipped with the new TCE100 gasoline engine, combining the performance of a 1.6 l engine with the consumption of a 1.2 l engine. Renault also launched a number of limited series models (RipCurl, Exception, Clio RS R26) with great success. At the start of 2008, the Clio range gained a station wagon version (the "Estate" or "GrandTour"). This attractive new version meets the requirements of customers looking for a car that combines dynamic design with generous load space. Most models in the Clio range carry the eco² label, and both the hatchback and estate versions boast CO_2 emissions of less than 120 g/km for two of the three diesel engines.

Clio III is manufactured at Flins (France), while the Renault Sport model is produced in Dieppe (France). In 2006, Clio III also went into production at the Bursa site (Turkey) for the hatch and estate versions, and at Valladolid (Spain).

For a wider offering, Renault elected to continue manufacturing Clio II, renamed Clio Campus, with a focus on entry-level versions. Clio II is manufactured at the Novo Mesto site (Slovenia), as well as outside Europe, at the Bursa plant (Turkey) for the Thalia sedan, and in Mercosur countries – Cordoba (Argentina), Envigado (Colombia), and in Nissan's Aguascalientes plant (Mexico) – for the hatch and sedan versions.

In September 2004, Renault expanded its **B-segment** range with **Modus**, a subcompact minivan combining exceptional interior space with a remarkably compact size. Modus is the first vehicle in its class to score five stars in Euro NCAP crash tests. The Modus range was renewed in early 2008 with the launch of New Modus, a vehicle featuring new design, and, more particularly, Grand Modus. This is a highly versatile MPV with a generous boot, sliding, modular rear bench, generous stowage and wide range of practical features such as flipdown trays. Grand Modus boasts real on-road performance and has all the qualities necessary to become the main family car. Modus and Grand Modus are produced at the Valladolid site (Spain).

Launched in late 1997, **Kangoo** car is a practical, economical, nonconformist vehicle that expands Renault's offering in the **passenger-carrying vans segment**. Kangoo car scored four stars in Euro NCAP crash tests, setting the standard for safety on this segment. It is the first model after Mégane to integrate life-cycle environmental management. For its last full year on the market in 2007, Kangoo car was available in a simplified range for easier distribution. With market share of 10.9% in France and Europe, Kangoo car is second in this segment.

Kangoo car is produced in Maubeuge (France) and Cordoba (Argentina), as well as at the Somaca plant (Morocco) and Kuala Lumpur (Malaysia). It is sold in more countries worldwide than any other Renault vehicle.

On the **lower mid-range C segment**, the biggest in the European automotive market by volume, Renault launched the **Mégane II** program of five-door and three-door hatches in October 2002, kicking off the complete renewal of its range on this segment. This is the first program to be produced on the Alliance's new joint C platform. It comprises eight models [1] with highly individual personalities, launched over a period of less than 18 months, between fall 2002 and spring 2004. European Car of the Year in 2003, Mégane II was awarded the maximum five-star rating by Euro NCAP, with the additional privilege of being named as the safest car in its class.

January 2006 saw the launch of phase 2 (New Mégane) equipped with the new Alliance diesel engine, the 150 hp 2.0 dCi. Three other Mégane II models (a coupé cabriolet, a station wagon (Estate) and a four-door sedan) were successively launched in Europe. Mégane II was Europe's third best-selling vehicle in 2007, all categories combined, with 3% of the market.

In June 2003, Scénic was replaced by Scénic II, renewing Renault's offering in the compact minivan segment. Scénic II scored five stars in Euro NCAP crash tests, becoming the safest compact minivan on the market. September 2006 saw the arrival of Scénic phase 2, with the ninth version in the program [1], the five-seater Grand Scénic. Scénic remains the leader on the compact minivan segment.

In 2007, more than 650,000 Mégane I and II vehicles were sold worldwide.

Mégane II is produced in France at Douai (sedan, coupé-cabriolet, Scénic II and Grand Scénic) and Dieppe (Renault Sport hatch and coupé), in Spain at the Palencia plant (five-door hatch, coupé and station wagon), in Turkey at the Bursa plant (four-door sedan) and in Brazil at the Curitiba plant (four-door sedan). Mégane I (Classic and sedan) continues to be manufactured in Argentina (Classic and sedan) and in Colombia (Classic), while Scénic I is produced at the Curitiba plant (Brazil).

In 2008, Renault will continue to build on its complete, reliable, high-performance range in order to remain at the forefront of this keenly competitive segment.

Koleos, Renault's first cross-over, will be launched during the year. This model combines the genes of Renault's MPVs with Nissan 4x4 technology. Also in 2008, renewal of the Mégane family is scheduled to begin in a number of European countries.

In the upper mid-range D segment, New Laguna made its debut in 2007. It replaced Laguna II, of which over in more 1,106,000 units were produced during its six-year career, and sold in more than 50 countries.

Launched in fall 2007, Laguna III is spearheading Renault's drive to meet stringent new quality criteria. The vehicle was designed to rank among the top three in its segment for product and service quality. It ships with a three-year/150,000 km manufacturer's warranty. At end-2007, after just a few months on the market, 22,595 Laguna III vehicles had been sold in 25 countries.

Available in two versions from launch, hatch and sport tourer, Laguna III delivers an enjoyable and relaxing drive, combining top-level safety (five stars in Euro NCAP), unbeatable comfort (driving comfort, excellent acoustics, air conditioning, etc.) and easy use (ergonomics, navigation system, automatic parking brake, easy break function). It is an eminently drivable vehicle, with its high-quality engines (including a 1.5 dCi with very low CO_2 emissions and a 2.0 dCi recognized by the trade press as one of the best in its category in terms of driving pleasure and performance) coupled with 6-speed manual or automatic transmission, and with a precise, responsive chassis.

Laguna GT, scheduled for launch in first-half 2008, takes drivability one step further and sets new standards in active safety. It is equipped with the active drive four-wheel steering system. This allows the rear wheels to move both in parallel and in opposition to the direction of the front wheels, depending on vehicle speed and the angle of the steering wheel. At low speeds, Laguna GT is exceptionally nimble and easy to handle. At higher speeds, the active drive chassis keeps the car on course when sudden changes in direction are made, as in swerving maneuvers. Laguna GT ships with two engines specific to this model: a 2.0 l turbocharged gasoline engine developing 205 hp and 300 Nm. and a 2.0 l dCi engine developing 180 hp and 400 Nm.

The Laguna range will be completed by Laguna Coupé, scheduled for launch at the end of 2008. The Coupé features clean, elegant flowing lines, similar to the concept-car presented at Frankfurt. Its active drive chassis and V6 gasoline and diesel engines will make it the Marque's flagship vehicle.

(1) Five-door hatchback, three-door hatchback, Scénic (five-seater) and Grand Scénic (seven-seater), coupé-cabriolet, station wagon, four-door sedan, Renault Sport.

In the luxury E segment, Renault launched **Vel Satis** in Europe in 2002. Vel Satis was awarded the maximum five-star rating by Euro NCAP, ranking best in class. Renault launched New Vel Satis in April 2005. In 2006, alongside the V6 diesel 3.0 dCi 180 combined with the 6-speed proactive gearbox, Vel Satis gained two new diesel engines developed through the Alliance: the 2.0 dCi equipped with a particulate filter and available in 150 hp and 175 hp versions.

Vel Satis is produced at Sandouville (France), like New Laguna. It therefore reaps the full benefits of the progress made in terms of quality. On January 1, 2008, Vel Satis gained the same manufacturer's warranty (three years or 150,000 km) as New Laguna.

At end-2002 Renault launched **Espace IV**, the fourth generation of a vehicle launched in 1984 in partnership with Matra Automobile. Espace was Europe's first minivan. More than 1.1 million vehicles have been manufactured, across several generations. Espace IV "phase 2" was launched in March 2006. It features the new 2.0 dCi diesel engine developed by the Alliance, available in 150 hp and 175 hp versions, with a particulate filter. A version combined with an automatic transmission was also introduced in 2007. Squaring up to increased competition, with Ford S-Max's first full year on the market, Espace nevertheless stabilized sales volumes with respect to 2006. Espace ranks second in Europe's large MPV segment with market share of 14.7% in a stable segment. This result was achieved by simplifying the range, introducing the entry-level Emotion version and bringing out limited series.

In 2008, Espace is set to remain the benchmark in its segment. To this end, a particularly attractive limited series called Argos, aimed mainly at business customers, was launched in January 2008 in nine European countries. It includes a 7" 16/9 color Navigation screen, a 4x20 mono CD radio with an MP3 player, Bluetooth, two-tone dark carbon/ash upholstery, fog lamps, a pearlescent black cowl vent grille, and wing trim and exterior rearview mirror housings in the same shade.

Espace IV is produced at Sandouville (France). It therefore reaps the full benefits of the progress made in terms of quality. Like Vel Satis, Espace gained the same manufacturer's warranty (three years or 150,000 km) as New Laguna on January 1, 2008. The same terms and conditions thus apply to all Renault's executive vehicles.

Light commercial vehicles

Renault has one of the newest and most extensive ranges of light commercial vehicles in Europe. Vehicle sizes range from 1.6 to 6.5 tons, thus matching the needs of a broad customer base. Renault set a new record in 2007, with sales up 1.3% and more than 324,000 vehicles sold. It thus remains the market leader in France + Europe with market share of 14.2%.

In the small van segment (under 2 tons), Renault is present with **Kangoo Express**. Now manufactured on four continents (Europe, Asia, South America and Africa), Kangoo remained the leader in 2007. In its tenth year on the market, Kangoo Express maintained segment share of 18.3%, prior to the arrival of the new-generation Kangoo, which made its debut in France and Western Europe in January 2008.

In the fleet vehicle segment, Clio Van (Clio II and Clio III) remains in the lead with segment share of 14.8%. The launch of **New Twingo Van**, which received a particularly warm welcome from potential customers at its presentation, began at end-December 2007. The range (Twingo, Clio II and III) thus delivers a set of complementary services to meet all needs.

In the van segment (between 2 and 7 tons), Renault renewed its range in 2006 with **New Trafic** and **New Master**. Available with the 2.0 dCi (90 hp and 115 hp) and 2.5 dCi (100 hp and 120 hp) engines, these two vehicles are now B30 compatible. They run on 30% biodiesel, thus paving the way for a 20% reduction in "well to wheel" emissions of CO_2. This offering, the first of its type, reflects the aims of Renault Commitment 2009, which states that all diesel engines sold in 2009 must satisfy these running conditions. In 2007, Renault ranked third in this segment, with market share of 12.4%. As a result, the plants making Trafic and Master reported record-breaking production figures.

Dacia brand

At end-2007, the Dacia brand was available in 44 countries (Europe, Maghreb, Turkey, Africa). Its remit is to develop sturdy, modern and roomy vehicles at affordable prices for new automotive markets as well as for Western Europe.

In September 2004, Dacia launched **Logan**, developed on the Renault-Nissan Alliance's B platform, used for Nissan Micra and Renault Modus. The Dacia range was expanded with the launch of Dacia Logan MCV end-2006 and Dacia Logan Van (commercial vehicle) in 2007. Two new models are set to arrive on the market in 2008: Sandero and Logan Pick-up. Dacia vehicles ship with a wide range of Renault powertrains, both gasoline and diesel.

Dacia is seeing steady sales growth. In 2007, the brand sold more than 230,000 vehicles, a 17.2% increase on 2006. In France + Europe, Dacia grew sales by 67.9% in 2007, on the back of the success of the Dacia Logan MCV.

Dacia models are manufactured at the Pitesti plant in Romania, which has undergone radical modernization and restructuring since 1999. Since second-half 2005, the Dacia-badged Logan has also been produced at the Somaca site in Casablanca (Morocco). Pitesti supplies CKDs to all other Group sites producing Logan.

Renault Samsung brand

Renault Samsung Motors sells four passenger cars in South Korea, including a new cross-over model launched in 2007, the QM5:

- launched in December 2007, the **QM5** is Korea's first real cross-over. It gives Renault Samsung Motors a foothold in the SUV segment, which accounted for 21.3% of sales in Korea in 2007;
- SM5, an executive sedan derived from a Nissan sedan, which has enjoyed growing success since 2001. A new version of **SM5** was launched in January 2005 and restyled in June 2007. With over 73,000 units sold (73,016 in Korea and 274 in export markets), this model enabled Renault Samsung to consolidate its No. 2 position in the mid segment;
- a second Nissan model, **SM3**, launched in September 2002 to expand the Renault Samsung Motors range, was restyled in August 2005. A total of 29,709 units was sold in 2007 (27,461 in Korea and 2,248 in export markets);
- **SM7**, a roomy sedan with a comfortable and luxurious interior and high-end safety features, launched in November 2004. This executive vehicle, fitted with 3.5 V6 and 2.3 Neo VQ engines, incorporates the latest technology from the Renault-Nissan Alliance. With 14,238 vehicles sold in 2007, SM7 claimed market share of 7.9% in the "Large and Luxury" segment.

From February 2006, as part of an agreement with the Alliance, RSM began exporting SM3 to other countries, particularly Russia, under the Nissan brand name. More than 52,000 vehicles were exported in 2007.

The four models in the range, along with Renault Koleos, are manufactured at the Busan plant in South Korea. Renault Koleos is the first vehicle in the Renault range to be produced in this plant. Designed by Renault and developed by Nissan, Renault Koleos will be exported to more than 40 countries worldwide by 2009. With 119,748 vehicles sold in 2007, of which more than 117,125 in South Korea, RSM is fourth on its domestic market.

POWERTRAIN RANGE

The powertrain range is moving upmarket

Efforts are focused on the deployment of a range of engines delivering enhanced driving pleasure.

At the Frankfurt Motor Show, Renault presented the V6 dCi Concept. This engine heralds the new generation of V6 3.0 dCi diesel engines, which will be fitted on Renault's executive vehicles. It develops 195 kW over an operating range extended to 5,200 rpm. Featuring maximum torque of 550 Nm from 1,750 rpm, this engine offers unbeatable drivability. With its particulate filter and NOx trap, it combines performance with respect for the environment. It already satisfies Euro 6 emission standards.

2007: environmental issues take center stage

With its range of high-performance powertrains, Renault already ranks among the leaders for efficient fuel consumption and CO_2 emissions.

The TCE 100 engine launched in May 2007 on Clio, Twingo and Modus, is a perfect illustration of Renault's expertise. Developed using downsizing technology, this gasoline powerplant combines the power of a 1.4 l engine with the torque of a 1.6 l engine, alongside the fuel consumption characteristics of a 1.2 l engine. Emitting 140 g/km of CO_2 and consuming 5.9 l/100 km on a combined cycle, this engine is one of the most efficient on the market.

This expertise also applies to diesel powertrains. With the 105 hp 1.5 dCi engine and particulate filter, Mégane emits just 120g/km of CO_2. This same engine (with horsepower increased to 110 hp) makes New Laguna the market leader in terms of environmental performance. With emissions at a record low of 136g/km of CO_2 on a combined cycle, New Laguna 110 hp carries the Renault eco² label. The press has acclaimed its performance.

In Europe, Renault was one of the few vehicle manufacturers in 2007 to bring out a double biofuel offering of vehicles compatible with bioethanol and biodiesel.

In June 2007, the 105 hp Mégane 1.6 16v. compatible with E85 bioethanol, arrived on the market. This was Renault's first venture into bioethanol in Europe, whereas in Brazil it has been marketing Clio and Mégane models that burn E100 since 2004. At end-2006, Renault launched 90 hp and 115 hp versions of Trafic 2.0 dCi and 100 hp and 120 hp versions of Master 2.5 dCi, both compatible with B30 biodiesel, for companies with their own vehicle fleets. The first passenger cars running on biodiesel will arrive on the market in 2008. New Twingo, for example, will be available with the 65 hp 1.5 dCi engine, compatible with B30 biodiesel.

In terms of emission control, the 2.0 dCi engine also available on New Laguna already satisfies the Euro 5 emission standard, which comes into force in 2009.

MAIN MANUFACTURING SITES

Renault has more than 30 manufacturing sites for its automobile business. Under cooperative cost-sharing agreements, the Group also uses facilities operated by other manufacturers, notably General Motors Europe's site in the U.K.

Also, thanks to the 1999 Alliance with Nissan, Renault can take advantage of its partner's industrial facilities in areas where Nissan already has operations, such as Mexico. In Spain, Renault uses Nissan's Barcelona plant to manufacture Trafic.

In 2007, the bulk of production by the three brands making up the Renault group was managed primarily by the following plants:

PRODUCTION OF THE MAIN MANUFACTURING SITES BY BRAND ◇

RENAULT BRAND	
Renault sites	
Flins (France)	Clio III
Douai (France)	Mégane II (hatch, coupé-cabriolet), Scénic II (five- and seven-seater)
Sandouville (France)	Laguna III (hatch, Estate, Coupé), Vel Satis, Espace IV
Maubeuge (France)	Kangoo Express [1], Kangoo Generation 2006, Kangoo II
Batilly (France)	Master II [2], Mascott II [3]
Dieppe (France)	Clio III Renault Sport, Mégane II Renault Sport (hatch, coupé)
Palencia (Spain)	Mégane II
Valladolid (Spain)	Clio III, Modus, engines
Novo Mesto (Slovenia)	Clio II, Twingo II
Bursa (Turkey)	Mégane II (four-door sedan), Clio II sedan, Clio III, engines, transmissions
Cordoba (Argentina)	Clio II, Clio II sedan, Mégane I (hatch, sedan), Kangoo, Kangoo Express
Curitiba (Brazil)	Scénic I, Clio II, Clio II sedan, Mégane II (hatch), Master II [4], Logan (Renault), engines
Casablanca (Morocco)	Logan [5], Kangoo Generation 2006
Avtoframos (Russia)	Logan (Renault)
Envigado (Colombia)	Twingo, Clio II (hatch and sedan), Mégane I sedan, Logan (Renault)
Cléon (France)	Engines, transmissions
Le Mans (France)	Front/rear axles, subframes, bottom arms, pedal assemblies
Choisy-le-Roi (France)	European center for reconditioned powertrain components (engines, transmissions, injection pumps, nozzle holders, sub-assemblies), new engines and powertrain components, Twingo rear axles
Grand-Couronne (France)	Shipment of CKD kits
Seville (Spain)	Transmissions
Cacia (Portugal)	Transmissions, powertrain components
Los Andes (Chile)	Transmissions, powertrain components
Teheran (Iran)	Logan (Renault) [6]
India	Logan (Renault)
Nissan sites	
Barcelona (Spain)	Trafic II [7]
Aguascalientes (Mexico)	Clio II [8]
General Motors Europe sites	
Luton (UK)	Trafic II
DACIA BRAND	
Pitesti (Romania)	Logan, Logan van, Logan station wagon, engines and transmissions
RENAULT SAMSUNG BRAND	
Busan (South Korea)	Engines, SM7, SM5, SM3, QM5 (Koleos)

(1) Maubeuge also builds Kangoo vehicles for Nissan, sold under the name Kubistar (a Nissan brand).

(2) Batilly also manufactures Master for General Motors Europe and Nissan. These vehicles are sold under the name Movano for the Opel and Vauxhall brands, and Interstar for the Nissan brand.

(3) Mascott has been distributed by Renault Trucks (formerly Renault V.I.) since 1999 and, by Renault since January 1, 2003, under the name Master Propulsion.

(4) The Curitiba LCV plant also produces Nissan's Frontier pickup and Xterra.

(5) Dacia-badged Logan.

(6) In partnership with the Iranian companies Pars Khodro and Iran Khodro.

(7) Nissan's Barcelona plant also manufactures compact vans marketed under the names Primastar and Vivaro by Nissan and Opel respectively.

(8) Nissan's Aguascalientes plant in Mexico also makes Platina (Nissan brand) on a Renault Clio Thalia base.

THE RENAULT DISTRIBUTION NETWORK IN EUROPE

Organization of the Renault network in Europe

The Renault group distributes its vehicles in Europe through a primary and a secondary distribution network.

The primary network is contractually linked to Renault and comprises:

- dealers who can sell and service Renault vehicles;
- branches belonging to the Renault group's business distribution unit, REAGROUP, which changed its name on January 1, 2008, to become Renault Retail Group;
- partners from the primary network specialized solely in after-sales (approved repairers).

The secondary distribution network is made up of Renault's subdealers, generally small businesses with contractual ties to a dealer in the primary network.

Renault's distribution network In Europe complies strictly with regulations (EC 1400/2002):

- in sales, Renault has opted for a selective distribution system, based on qualitative and quantitative factors, which authorizes the Group to choose its distributors and establish the numbers required;
- in after-sales, Renault selects its approved repairers on the basis of qualitative criteria with no restriction on numbers.

THE RENAULT DISTRIBUTION NETWORK IN EUROPE (1)

	2007		2006	
NUMBER OF RENAULT CONTRACTS	EUROPE (1)	o/w FRANCE	EUROPE (1)	o/w FRANCE
Branches and subsidiaries	36	1 (3)	48	10 (2)
Dealerships	1,371 (4)	311	1,220	309
Subdealerships	8,411	4,698	8,496	4,720
TOTAL	9,818	5,010	9,764	5,039

(1) Europe: includes the ten Western European subsidiaries plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.
(2) REAGROUP, wholly owned by Renault SA, had 65 outlets organized into one subsidiary
(3) A single Renault Retail Group contract covers 62 outlets.
(4) Including 124 contracts for the NORDIC subsidiary.

Renault Retail Group

This fully owned Renault commercial subsidiary is the Group's biggest in terms of revenues (€8.2 billion in 2007) and workforce (14,800 employees). It distributes products and services for the Renault, Nissan and Dacia brands on around 300 sites in 14 European countries.

The product range covers new vehicles, used vehicles and spare parts. It also includes services: servicing, powertrains, bodywork, express repairs (Renault Minute and Renault Minute bodyshops), short-term rental (Renault Rent), financing and brokerage.

The Renault Retail Group Vision 2009 plan is part of Renault Commitment 2009. It is based on three commitments:

- quality: be consistently better than private dealerships;
- profitability: achieve operating margin of 6% on the additional revenues created for Renault;
- volumes: sell 300,000 new vehicles by the end of the plan.

The action taken in 2007 achieved the following results:

- in terms of quality, significant progress was made in six countries (France, Spain, Hungary, Portugal, UK and Switzerland), where the subsidiary scored higher than the dealers. Austria and Poland are close behind;
- profitability increased strongly, following the improvement in the operating margin, which was positive at €8.2 billion in 2007;
- volumes were down in France (158,209 new vehicles) despite an increased share in Renault sales (from 34.6% to 35.20%). Figures were nevertheless on target in Europe, with sales of 124,923 new vehicles.

RENAULT RETAIL GROUP FIGURES AT END-2007	FRANCE + EUROPE	FRANCE	EUROPE
New vehicles (Units)	283,132	158,209	124,923
Used vehicles (Units)	194,200	125,385	68,815
New and used vehicles (Units)	477,332	283,594	193,738
Consolidated revenues (€ thousands)	8,262,377	4,900,754	3,361,623

HIGHLIGHTS IN GROUP NETWORK STRATEGY IN 2007

Changes to Dacia network strategy

For the roll-out of Logan in Western Europe, the distribution networks were structured using the existing Renault networks. The approach adopted keeps the brands separate (different contracts and images).

To ensure that sales outlets provided sufficient coverage, and to minimize investments, a number of Dacia corners were set up in Renault showrooms.

The roll-out of the Dacia brand in Western Europe has proved to be a huge success. In France, Dacia ranked fourteenth on the market in 2007 with 32,637 car/LCV registrations.

Additional NV display areas are required to underpin the drive to double Dacia's European sales volumes between 2007 and 2009, and support the launch of two new models, alongside the accelerated development of the Renault range. A pragmatic approach has been adopted, through which separate Dacia showrooms will gradually be put in place, according to the potential of local markets.

CASH MANAGEMENT IN AUTOMOBILE

For Automobile, the Renault group has established a financial organization whose aims are to:

- automate the processing of routine cash inflows and outflows, with improved security and reliability;
- pool the surplus cash of Group subsidiaries and meet their refinancing requirements;
- centralize the handling of euro-denominated and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks, while reducing financial and administrative costs;
- centralize all financing operations, including securities issuance, bank loans and credit agreements, at parent-company level.

Within this framework, Renault's Corporate Treasury Department, in charge of cash management and financing for the Group's industrial and commercial activities in France and Europe, has two entities specialized in:

- the centralization of Group cash flows (*Société Financière et Foncière*);
- capital market trading, after intra-Group netting: forex, fixed-income securities, short-term investments (*Renault Finance*).

In 2007 Renault's Corporate Treasury Department reviewed its arrangements for centralizing Group cash flows. This will involve closing *Société Financière et Foncière* in 2009, and increasing the involvement of Renault Finance in cash flow management.

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging industrial metals transactions. It respects strict rules on risk management in all its trades. Through its arbitraging business, it can obtain competitive quotes for all financial products. The company is therefore Renault's natural counterparty for most of Automobile's capital market transactions. By extending that service to the Nissan group, Renault Finance has become the Alliance's trading floor.

As part of the reorganization of cash flow management procedures for Automobile, Renault Finance will manage foreign-exchange payments for French and European subsidiaries. It could thus contribute to managing the cash balances of some subsidiaries.

At end-December 2007, parent-company net income was €40.3 million (against €41.8 million at end-December 2006) and total parent-company assets amounted to €4.218 billion (versus €5.287 billion at end-December 2006).

Société Financière et Foncière

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault group.

SFF is in charge of virtually all cash flows of Renault as well as the first-tier and second-tier subsidiaries of Automobile in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe.

The current system, through which SFF centralizes cash flows for Renault and its subsidiaries, will gradually be replaced by a cashflow platform involving almost 200 Group entities and managed by Renault SA.

The decentralization of cash flows processed by SFF, including commercial cash flows for Nissan France, started in 2007 and will be completed at end-2008.

In 2007, SFF reported parent-company net income of €6.15 million, compared with €4.33 million in 2006. Total parent-company assets at December 31, 2007 amounted to €340 million (€314 million at December 31, 2006).

1.1.3.2 SALES FINANCING ◇

Sales Financing's activities are handled by RCI Banque [2] and its subsidiaries. RCI Banque is the entity that finances sales and services for the Renault group brands (Renault, Dacia, Samsung) worldwide and for the Nissan brand, mainly in Europe.

The role of the RCI Banque group is to provide a full range of financing solutions and services for its three main customer constituencies:

- consumers and corporate clients, for which RCI Banque provides credit solutions for the acquisition of new and used vehicles, rental with purchase option, leasing and contract hire, as well as the associated services, namely contracts for maintenance, extended warranty, insurance, assistance and fleet management;
- the networks that distribute Renault, Nissan and Dacia brands, for which RCI Banque finances inventories of new and used vehicles and spare parts, as well as their short-term cash flow needs.

RCI Banque is thus a key partner in Renault Commitment 2009.

At December 31, 2007 the RCI Banque group had total assets of €25.7 billion, and a workforce of 3,116, of which 44.1% was based in France.

(2) For more information about RCI Banque and its business, visit www.rcibanque.com.

The RCI Banque group operates:

- in France;
- in nineteen European countries: Austria, Belgium/Luxembourg, Croatia, Czech Republic, Denmark, Finland, Germany, Hungary, Italy, the Netherlands, Norway, Poland, Portugal, Slovenia, Slovakia, Spain, Sweden, Switzerland, and the UK;
- in the Euromed Region: in Romania, Morocco, Algeria, Russia and Ukraine;
- in the Americas Region: in Argentina, Brazil, Colombia and Mexico;
- in the Africa-Asia Region: in South Korea.

In 2007, RCI Banque financed 33% of new vehicles sold by the Renault group and Nissan brands in the Western European countries in which it operates.

By setting up business locations in new countries, the RCI Banque group helps to boost the sales of both manufacturers. In 2007 RCI Banque began customer financing activities in Scandinavian countries, with a branch in Sweden, and also in Ukraine, as part of trade agreements with local partners.

CONSUMER MARKET

Consumer-related business accounts for 54% of RCI Banque's average loans outstanding, or €12.3 billion.

In this field, RCI Banque plays a three-fold role:

- offer and develop financing solutions to facilitate and accelerate sales of Renault and Nissan vehicles;
- integrate financing solutions and services to encourage car use and build loyalty to Group brands;
- help automakers organize sales promotions.

CORPORATE CLIENTS

Consumer-related business accounted for 22% of RCI Banque's average loans outstanding, or €5.1 billion at end-2007. In this field, RCI Banque has five aims:

- establish RCI Banque's financial and business-services strategy and implement it in the subsidiaries;
- plan the marketing strategy and brand policy for the corporate market;
- implement best practices for business-oriented products and services wherever RCI is present;
- help Renault and Nissan establish international protocols;
- monitor and guide economic performance by ensuring that profitability is in line with Group targets.

NETWORKS

At end-2007, network financing accounted for 24% of average loans outstanding, or €5.5 billion, RCI Banque has a four-fold remit in this field:

- finance inventories of new and used vehicles and spare parts, and fund dealers' long-term financing operations;
- manage and control risks;
- secure the network's future by standardizing financial procedures and monitoring them on a regular basis;
- act as financial partner to the network.

1.1.3.3 ASSOCIATED COMPANIES, PARTNERS AND COLLABORATIVE PROJECTS

RENAULT'S HOLDING IN AB VOLVO

With a 21.8% stake in Volvo and 21.3% of voting rights on outstanding shares, Renault is the principal shareholder in Volvo, the leading truck manufacturer in Europe and number two worldwide. Volvo celebrated its eightieth anniversary in April 2007.

Renault is represented on Volvo's Board by Louis Schweitzer, Chairman of Renault's Board of Directors, and by Philippe Klein, Senior Vice President, CEO/COO Office and Corporate Administration, Nissan.

The strategic acquisition of Japanese manufacturer Nissan Diesel in 2007 added a fourth brand to the three currently in the group (Volvo, Renault Trucks and Mack). The vehicle offering ranges from light commercial vehicles to heavy trucks, sold through a vast network covering more than 130 countries in Europe, Russia, and North and South America, as well as in Asia, where the Group is increasing its presence.

Worldwide deliveries in 2007 totaled more than 236,000 vehicles (219,931 in 2006), with Nissan Diesel included from April 2007. Demand was strong on the main global markets (particularly in Europe where deliveries rose by 12%, in South America (+31%) and Asia (+211%), with the exception of North America (-53%) and Japan.

International expansion continued. In April 2007, Volvo decided to invest in a new truck assembly unit in Russia to satisfy demand on the fast-growing Russian and CCEE markets. In July the Renault Trucks subsidiary signed a cooperation agreement with Turkish manufacturer Karsan to produce trucks for the local market and bordering countries. A major product offensive has been scheduled with the production start-up of the Volvo FH12 and FH16 from Fall 2008, a major range renewal at Mack and a new generation of Renault Magnum.

In April 2007, in addition to an ordinary dividend of SEK 25 per share, a super-dividend was paid out. Volvo made a six-for-one stock split with one share being automatically redeemed at SEK 25. Renault thus received €477 million in dividends in 2007.

A dividend of SEK 5.5 per share for 2007 will be submitted for the approval of the next General Meeting.

In 2007, Volvo's contribution to Renault's net income was €352 million, compared with €384 million in 2006 (see chapter 7, note 14 in the notes to the Consolidated Financial Statements).

			2007			2006	
(million)		SEK	EUR*	% CHANGE	SEK	EUR*
Net revenues		285,405	30,848	10.00%	258,835 (1)	26,832
Operating income		22,231	2,403	9%	20,399	2,205
Net income		15,029	1,624	-8%	16,318	1,765
Dividend per share in SEK		25	for fiscal year 2006	198.50%	16,75	for fiscal year 2005
Super dividend in SEK		25				
Closing at Dec. 31 in SEK	Volvo A share	108		15.50%	93.52	
	Volvo B share	108.5		19.70%	90.67	

* *1 EUR = 9.25 SEK.*

(1) Restated.

At December 31, 2007, based on a share price of SEK 108 for Volvo A shares and SEK 108.50 for Volvo B shares, Renault's holding in AB Volvo was valued at €5,067 million (€4,650 million at December 31, 2006). The market capitalization of Volvo at this date was €24,452 million.

NISSAN

Renault's shareholding in Nissan is described in detail in sub-chapter 1.3.4 on the Alliance.

The market capitalization of Nissan at December 31, 2007 was €34.2 billion, based on a closing price of ¥1,230 per share.

Renault holds 44.3% of the capital of Nissan. At December 31, 2007 the market value of the shares held by Renault totaled €14.9 billion.

Renault accounts for its shareholding in Nissan by the equity method, as described in chapter 7 note 13 of the notes to the consolidated financial statements.

PARTNERSHIPS AND COLLABORATIVE PROJECTS

To maintain and enhance its competitive edge in the automotive industry, Renault is continuing its policy aimed at optimizing purchases. As part of Renault Commitment 2009, it has stepped up efforts in terms of profitability and quality, in close relation with suppliers.

Renault has outlined relations with suppliers in a common charter with Nissan called the Renault-Nissan Purchasing Way. The charter is based on two key principles:

- achieve a high level of performance in quality, costs and delivery times, respecting clear processes that are deployed globally;
- share Alliance values such as trust, respect and transparency.

Renault views supplier relations over the long term, and is conducting a policy of active support in the following areas:

- product development: Renault works in close cooperation with its suppliers at the very start of projects, with a view to meeting price and quality targets and cutting development times;
- quality: Renault has seconded 120 quality experts, of whom half are outside France, to work with its suppliers. These experts aim to boost quality by implementing strict tools and processes from the very start of the project, during service life, and for after-sales parts;
- competitiveness: Renault has seconded 40 experts to supplier development, to improve their competitiveness and that of their own supply chain;
- logistics: Renault is implementing EVALOG – a tool designed to improve logistics performance – with suppliers;
- innovation: Renault is implementing co-innovation contracts with its most innovative suppliers. These contracts clearly set out the objectives pursued, the breakdown of costs, ownership rights, exclusivity periods, etc

In return for the resources supplied by Renault and the prospects of increased volumes linked to a broader range, suppliers agree to improve their performance and contribute to Renault's international development.

In co-design and manufacturing, the main partnerships are as follows:

- Renault has entered into a number of cooperation agreements with PSA Peugeot Citroën. The two groups have worked together since 1966 on developing powertrain components: notably engines at their jointly-owned affiliate, Française de Mécanique, in Douvrin (France), and automatic transmissions at Société de Transmissions Automatiques in Ruitz (France);
- Renault has also signed a number of commercial agreements for the sale of subsystems, notably transmissions and engines for Volvo and MMC and, since January 2004, a diesel engine for Suzuki Jimny;
- for light commercial vehicles, Renault and General Motors signed a framework agreement in 1996 and confirmed it with a cooperative undertaking in 1999. In 2006, the two manufacturers renewed their agreement on co-development and production, thus increasing their market presence in Europe. Phase 2 of compact vans: Renault Trafic and Opel/Vauxhall (GM) Vivaro have been produced at the GM Europe plant in Luton (UK) since 2001, and at the Nissan plant in Barcelona (Spain) since 2002, thus grouping the three manufacturers. Phase 3 of large vans: Renault Master and Opel/Vauxhall (GM) Movano have been produced by Renault at its Batilly plant (France) since 2000. These two phases reached the market in September 2006.

To accelerate the pace of international expansion ◇

Renault is regaining control of its network:

- in Ireland at end-October 2007, Renault acquired Glencullen Distributors Ltd., its vehicle and spare parts importer for 21 years. On November 1, 2007, it set up a Renault Ireland subsidiary. The aim is to implement Renault Commitment 2009 on this promising market, which totaled 230,000 units in 2007, and to significantly increase Renault's car/LCV market share (3.7% in 2007). Renault has been present in Ireland since 1956, when the first 4CV was imported. Renault's full range of right-hand drive vehicles (car/LCV) is currently on sale here;
- in the Nordic countries (Sweden, Norway, Finland and Denmark), Renault is making investments and gearing up for an sales drive of unprecedented magnitude, in terms of both products and service quality. Renault is aiming to sell 45,000 vehicles (cars/LCVs) in 2009, compared with around 35,000 in 2006. On January 1, 2008, Renault started distributing its vehicles through its Renault Nordic subsidiary in which it will invest €24 million. Since1982 Volvo Car had been in charge of marketing Renault vehicles on these markets. The agreement expired on December 31, 2007 and was not renewed;
- in Greece, Renault signed an agreement with the PGA Motors group to take over distribution of new models in this country from February 2008 (New Twingo, New Laguna, New Kangoo, New Clio Grand Tour and Koleos).

Renault signed a series of agreements with local partners in 2007, including manufacturing companies, private investors and local authorities:

- in India:
  - Renault made its debut on the Indian market with the launch of Logan, in partnership with Mahindra & Mahindra. After six months on the market, it already ranks among the top three in its segment with market share of 15%. At the same time, it is leading the field for initial quality (JD Power),
  - to extend its development on this strategic market, Renault is pursuing plans to set up a second industrial site in India, as part of a project that now includes its partner Nissan. A Memorandum of Understanding (MOU) was signed in February 2007 with the Government of Tamil Nadu to build India's biggest automotive industrial plant in the region of Chennai. This will also be the first site designed jointly by the Alliance,
  - Renault and Nissan also began discussions with a new partner, Bajaj – India's second biggest motorbike producer and leader in the 3-wheeled vehicle segment – concerning the launch of an ultra-low cost vehicle,
  - beyond these commercial and industrial activities, Renault and Nissan set up a joint venture, RNTBCI, also based in the Chennai region in Mahindra World City, to bring together engineering activities and information systems from 2008;
- in Iran, the framework agreement for the Logan project, signed in October 2003 by Renault and IDRO (Industrial Development and Renovation Organization – a holding company linked to the Iranian ministry of industry and mines) – makes provision for the redeployment of the Renault brand in Iran, based initially on the 90 family and the 90 platform (Logan). The plan is to assemble and distribute L90s to each of the two main Iranian manufacturers (Iran Khodro and SAIPA/Pars Khodro). The installed capacity will be 300,000 vehicles/year split equally between the two manufacturers. The joint venture Renault Pars founded in May 2004, 51% owned by Renault and 49% by AIDCo (Iran Khodro 26%, SAIPA 26%, IDRO 48%), is managing the industrial project. The specific roles assigned to Renault Pars mainly concern purchasing, engineering, processes, quality procedures and sales coordination. The partners have agreed to cover the investments and expenses incurred before launching the first vehicle through a capital increase. Pars Khodro started operations in March 2007 and Iran Khodro in May. More than 15,000 Tondars (Iranian name for the L90) were produced. At the same time, Renault is pursuing a project to assemble Mégane in partnership with Pars Khodro;
- in Russia, Renault initiated two major projects in 2007 in order to take advantage of the fast-growing Russian automotive market:
  - Renault reinforced its partnership with Moscow City Hall in May through an agreement to increase the production capacity of the Moscow plant to more than 160,000 vehicles/year from mid-2009. Renault plans to invest US$ 150 million in new installations. Moscow City Hall will provide the land and buildings. This increased capacity will support the success of Logan on the Russian market and make it possible to introduce new economic models based on the Logan platform,
  - in December, Renault signed a memorandum of understanding through which Russian Technologies and Renault will become equal shareholders of AvtoVAZ as part of a long-term partnership that will seek to accelerate the transformation of AvtoVAZ into a global automotive player, with a production capacity of more than one million vehicles/year,
  - on February 29, 2008 several agreements were signed. Renault invested one million US$ (659.38 million euros) for 25% plus one share of AvtoVAZ capital. The partnership includes plans to accelerate the development of AvtoVAZ, to renew and expand the vehicle range, to develop the Lada brand – while respecting its identity – enabling it to maintain its leading position on the Russian market, and also to exchange technological expertise and to share know-how,

- in Morocco, Renault signed a memorandum of understanding with the Kingdom of Morocco to build an industrial complex in the region of Tangiers, using the TangerMed port platform. This industrial complex will use the advanced logistics infrastructure developed by the Kingdom of Morocco in the northern part of the country. It will have an industrial capacity of 400,000 vehicles/year, making it one of the biggest automotive production centers in the Mediterranean basin. It will have an operational capacity of 200,000 vehicles in the first instance, from 2010. Total investments in capacity for this project are estimated at €600 million, including €350 million for the first phase. A further investment of between €200 million and €400 million will be made, depending on the variety of vehicles produced;
- in South Africa, a cooperation agreement was signed with Nissan in May for the local assembly of vehicles from the Logan range (Pick-up and Sandero) from end-2008. The pick-up will be assembled by Nissan, which will sell it under its own brand name. Sandero, which will also be assembled by Nissan, will be sold by the subsidiary Renault South Africa. Nissan will purchase CKD parts from Renault and will cover all specific investments;
- in Malaysia, the company TC Euro Cars Sdn.Bhd (TCEC), based in Kuala Lumpur, has worked in partnership with Renault since June 2003. It distributes Renault vehicles and manages the brand's after-sales activities in this country. At end-2004, Renault began producing Kangoo in the TCEC Plant. The aim is to reach annual output of 4,000 units by 2008;
- in Singapore, a sales subsidiary was set up in June. Its role is to import Renault vehicles/spare parts and sell them to the local distributor, Wearnes.

In distribution

The Mascott van, manufactured at Renault's Batilly plant, has been distributed by the Renault Trucks network since 1999, and also by Renault, since January 2003 under the name Master Propulsion.

1.1.4 MAIN SUBSIDIARIES AND ORGANIZATION CHART ✧

1.1.4.1 MAIN SUBSIDIARIES

Unless otherwise specified, statutory information is restated for Renault group requirements.

RENAULT S.A.S.

13-15. quai Le Gallo

92512 Boulogne Billancourt Cedex – France

Wholly-owned subsidiary of Renault SA.

Business: design, manufacture, sale, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and production of spare parts and accessories used in connection with the manufacture and operation of vehicles. Also, all types of services relative to such activities and, more generally, all industrial, commercial, financial, investment and real-estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

2007 revenues: €31,734 million.

Workforce at December 31, 2007: 44,793.

RENAULT ESPAÑA

Carretera de Madrid, km 185

47 001 Valladolid – Spain

99.73% owned by Renault s.a.s.

Business: manufacture and marketing, *via* its sales subsidiary Recsa, of Renault passenger cars and light commercial vehicles in Spain.

Plants in Valladolid, Palencia and Seville.

2007 revenues: €4,611 million.

Workforce at December 31, 2007: 9,385.

RENAULT DEUTSCHLAND A.G.

Renault-Nissan strasse 6-10

50321 Bruhl – Germany

60% owned by Renault s.a.s.

Business: Renault Nissan commercial organization in Germany.

2007 revenues: €2,401 million.

Workforce at December 31, 2007: 556.

OYAK-RENAULT OTOMOBIL FABRIKALARI

Barbaros Plaza C blok No 145 K/6

80 700 Dikilitas Besiktas, Istanbul – Turkey

51% owned by Renault s.a.s.

Business: assembly and manufacture of Renault vehicles.

Plant in Bursa.

2007 revenues: TRL 4,324 million.

Workforce at December 31, 2007: 6,209.

DACIA

Calea Floreasca

Nr. 133-137 – Sector 1

Bucharest – Romania

99.43% owned by Renault SA

Business: manufacture and marketing of motor vehicles.

Plant in Pitesti.

2007 revenues: ROL 6,682 million.

Workforce at December 31, 2007: 12,909.

RENAULT ITALIA

Via Tiburtina 1159

Rome – Italy

100% owned by Renault s.a.s.

Business: marketing of Renault passenger cars and light commercial vehicles.

2007 revenues: €1,882 million.

Workforce at December 31, 2007: 375.

REVOZ

Belokranska Cesta 4

8000 Novo Mesto – Slovenia

100% owned by Renault s.a.s.

Business: manufacture of vehicles.

Plant at Novo Mesto.

2007 revenues: €1,248 million.

Workforce at December 31, 2007: 2,771.

RENAULT FINANCE

48, avenue de Rhodanie

Case postale 1002 Lausanne – Switzerland

100% owned by Renault s.a.s.

Business: Capital market transactions (foreign exchange, interest rates, hedging of industrial metals transactions) for Renault and Nissan; interbank dealing for own account.

Total assets at December 31, 2007: €3,858 million

Workforce at December 31, 2007: 31.

RCI BANQUE

14, avenue du Pavé Neuf

93168 Noisy-le-Grand Cedex – France

100% owned by Renault s.a.s.

Business: Holding company for the sales financing and customer services entities of Renault and Nissan. Inventory financing (vehicles and spare parts) for Renault and Nissan Europe.

Net financings in 2007: €9.6 billion.

Total assets (RCI group) at December 31, 2007: €25,738 million.

Workforce at December 31, 2007: 3,116.

RENAULT SAMSUNG MOTORS

17th FL. HSBC Building

25, Bongrae-Dong 1-Ga, Jung-Gu

Seoul 100-161 – Korea

80.10% owned by Renault group

Business: manufacture and marketing of motor vehicles.

Plant in Busan.

2007 revenues: KRW 2,763 billion.

Workforce at December 31, 2007: 5,226.

RENAULT UK LTD.

The Rivers Office Park

Denham Way Maple Cross

WD3 9YS Rickmansworth, Hertfordshire – United Kingdom

100% owned by Renault group

Business: marketing of Renault passenger cars and light commercial vehicles.

2007 revenues: GBP 1,574 million.

Workforce at December 31, 2007: 359.

RENAULT RETAIL GROUP SA

117-199, avenue Victor Hugo

92100 Boulogne Billancourt – France

100% owned by Renault s.a.s.

Business: trade, repair, maintenance and leasing of passenger cars and light commercial vehicles.

65 branches in France.

2007 revenues: €3,911 million.

Workforce at December 31, 2007: 9,034.

AVTOFRAMOS

35, Vorontsovskaia

109 147 Moscow – Russia

94.10% owned by Renault group

Business: assembly, import, marketing and sale of Renault vehicles.

2007 revenues: RUB 31,278 million.

Workforce at December 31, 2007: 2,383.

RENAULT DO BRASIL

1300 av Renault, Borda do Campo

Sao Jose dos pinhais, Parana State – Brazil

99.81% owned by Renault group

Business: vehicle production and assembly, production of equipment, parts and accessories for vehicles.

2007 revenues: BRL 3,674 million.

Workforce at December 31, 2007: 4,454.

RENAULT ARGENTINA

Fray Justo Santa Maria de Oro 1744

1414 Buenos Aires – Argentine

100% owned by Renault group.

Business: manufacture and marketing of Renault vehicles.

2007 revenues: ARS 3,959 millions.

Workforce at December 31, 2007: 2,835.

1.1.4.2 ORGANIZATION CHART

RENAULT GROUP MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2007



RENAULT SA
15%
100%
RENAULT s.a.s.
50%
RENAULT-NISSAN b.v.
44.3%
50%
NISSAN MOTOR (2)
100%
NISSAN FINANCE CO Ltd.
RENAULT-NISSAN PURCHASING ORGANIZATION (RNPO)
100%
RENAULT-NISSAN INFORMATION SERVICES (RNIS)
100%
AUTOMOBILE
FRANCE
RDIC
PEUGEOT
50%
Française de Mécanique
50%
50%
GIE TA 96
50%
20%
Société de Transmissions Automatiques
80%
Sirha
100%
Alpine
100%
Sodicam 2
100%
100%
Technologie et Exploitation Informatique
100%
RDIC
100%
Renault Group b.v. (Netherlands)
1%
Renault Flins
99%
1%
Renault Le Mans
99%
1%
Renault Cléon
99%
1%
Renault Sandouville
99%
1%
Renault Douai
99%
100%
ACI Le Mans
100%
ACI Villeurbanne
100%
RFA Simcra
100%
REAGROUP(3)
100%
Arkaneo
100%
Carlife*
Sofrastock
100%
Maubeuge Construction Automobile
100%
100%
SNR Aviation
65%
Groupe SNR
ETG
100%
Sovab
100%
I-DVU
94%
Alpine
5%
EUROPE
100%
100%
Renault Hungaria
ACI Valladolid (Spain)
Renault Österreich* GmbH (Austria)
100%
Renault Belgique* Luxembourg
100%
Renault Industrie Belgique
100%
Renault Italia*
100%
Renault Croatia
100%
Renault Irlande
100%
Negocios de Automacion SA
100%
100%
Meconsa (Spain)
Renault Espana SA*
100%
100%
60 %
Renault Deutschland AG* (Germany)
40%
60 %
Renault Nederland* NV
40%
60 %
Renault UK (United Kingdom)
40%
Renault Switzerland SA
100%
Renault Finance (Switzerland)
100%
Renault Nissan Slovenia
72%
Cacia (Portugal)
100%
Renault Portuguesa
28%
Recsa* (Spain)
Motor Reinsurance Company (Luxembourg)
100%
Renault Group b.v. (Netherlands)
RDIC (France)
100%
Grigny UK Ltd. (United Kingdom)
Renault F1 Team Ltd. (United Kingdom)
100%
100%
Renault Nordic AB
AB Volvo (1)
20,74%
Revoz (Slovenia)
100%
100%
Renault Polska
100%
Renault Ceska Republica
100%
Renault Slovakia (Slovakia)
AMERICAS
RDIC (France)
Renault SA
98%
Renault do Brasil Com. E. Particip. Ltda
2%
99.8%
Renault do Brasil SA
Cofal (Luxembourg)
100%
48%
11%
Groupe Renault Argentina
41%
Renault Mexico
100%
100%
Renault Corporativo (Mexico)
Renault Venezuela
100%
24%
Sofasa (Colombia)
36%
EUROMED
99.4%
1%
10.4 %
ACI Romania
100%
Renault Nissan Bulgaria
100%
Mais (Turkey)
49%
OYAK Renault (Turkey)
51%
AFM Industries (Russia)
100%
Avtoframos (Russia)
83.7%
Renault Algérie
100%
1%
Renault Mécanique Romanie
99%
1%
Renault Technologie Romanie
99%
Renault Industrie Romanie
100%
Renault-Nissan Romania
100%
Dacia* (Romania)
80%
Renault Maroc
71%
SOMACA (Morocco)
8%
Promaghreb (Morocco)
45.8%
100%
Renault Ukraine
ASIA-AFRICA
70%
ACI Pars (Iran)
Renault Samsung Motors (South Korea)
80.1%
Renault South Africa*
51%
Renault Pars (Iran)
51%
100%
Renault Private Limited (India)
Mahindra Renault P.L. (India)
49%
Mahindra Renault Automotive Private Ltd. JV (India)
50%


AUTOMOBILE
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING FOR THE RENAULT GROUP
Siam
100%
100%
Renault Finance (Switzerland)
Immobilière d'Epone
55%
45%
Sicofram
100%
100%
SFF
100%
SCI Parc Industriel du Mans
SCI Plateau de Guyancourt
100%
SALES FINANCING
RCI Banque SA and subsidiaries
FRANCE
Sygma SNC
50%
100%
Diac SA
94.81%
Cogera SA
5.2%
100%
Sigma Services SA
100%
Sogesma SARL
100%
Diac Location SA
EUROPE
100% Renault Autofin SA (Belgium)
50.1%
Renault Crédit Car (Belgium)
0.05%
Renault Service SA (Belgium)
99.95%
RCI Versicherungs Service GmbH (Germany)
100%
RCI Finanzholding GmbH (Germany)
100%
100% RCI Financial Services SA (Belgium)
RCI Leasing GmbH (Germany)
100%
100% RCI Finance SA (Switzerland)
RCI Gest Leasing S.I.F.M. SA (Portugal)
100% RCI Financial b.v. (Netherlands)
100% Renault Credit Polska Sp.z.o.o. (Poland)
RCI Bank Polska SA (Poland)
100%
RCI Gest Seguros-Corretores L.D.A. (Portugal)
100%
RCI Gest IFIC SA (Portugal)
100%
49%
Overlease S.r.l. (Italy)
Overlease SA (Spain)
100%
RCI Bank AG (Austria)
100%
100% RCI Financial Services Ltd. (UK)
Artida SA (Spain)
100%
RCI Zrt. (Hungary)
100%
100% Renault acceptance Ltd. (UK)
100%
RFS Ltd. (UK)
100%
RCI Finance SK S.r.o (Slovakia)
RCI USLUGE d.o.o (Croatia)
100%
50%
Renault Leasing C.Z. S.r.o. (Czech Republic)
100%
RCI Finance C.Z. s.r.o. (Czech Republic)
AMERICAS
1%
Corretora de Seguros Renault do Brasil SA (Brazil)
99%
99.92%
Administradora de Consorcio Renault do Brasil S/C Ltda (Brazil)
60.12%
Companhia de Arrendamento Mercantil Renault do Brasil (Brazil)
60.09%
Companhia de Credito Financiamento e Investimento do Brasil (Brazil)
95.05%
Sofasa (Colombia)
4.95%
RCI Servicios Colombia SA (Colombia)
Rombo Compania Financiera SA (Argentina)
60%
15%
NR Finance Mexico SA de C.V. Sofol (Mexico)
EUROMED
100%
RCI Services Algérie SARL (Algeria)
100%
RN Finance RUS SARL (Russia)
100%
RDFM SARL (Morocco)
100%
RCI Finance Maroc (Morocco)
100%
RCI Financial Services Ukraine, Limed Liability Company (Ukraine)
RCI Leasing Romania IFN SA (Romania)
100%
100% RCI Finantare Romania S.R.L. (Romania)
100% RCI Broker de asigurare S.r.l. (Romania)
ASIA-AFRICA
RCI Financial Services Korea Co. Ltd. (Korea)
100%
Fully-consolidated companies
Companies accounted for by the equity method
Proportionately-consolidated companies
Non-consolidated companies
* and subsidiaries

(1) Renault owns 20.7% of AB Volvo's equity. After taking into account Volvo's treasury stock, Renault's stake in Volvo is 21.8%.
(2) Renault owns 44.3% of Nissan's equity. After taking into account Nissan's treasury stock, Renault's stake in Nissan is 45.6%.
(3) REAGROUP: entry of one entity within the South West pole. REAGROUP was renamed Renault Retail Group as of January 1, 2008.

1.2 RISK FACTORS ◇

In the course of its business, the Renault group is exposed to a number of risks that can affect its assets, liabilities and financial performance. These risks are outlined below. Details on how they are managed can be found in chapter 2.3.

1. The Group has commercial and/or industrial operations in countries outside Europe, notably South Korea, Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia, Morocco, India and Iran. These operations account for 25% of revenues. The main risks are GDP fluctuations, economic and political instability, regulatory changes, payment-collection difficulties, labor unrest, major swings in interest rates and exchange rates, and currency controls.

2. Risks affecting the quality of its products, which involve a wide variety of complex technologies, mean that quality is a top priority and that special attention is paid to the reliability of mechanisms and equipment providing active and passive safety.

3. Purchases account for a substantial portion of vehicle production costs, so it is vital for Renault to choose suppliers of the highest caliber, i.e. companies that are financially fit, comply with rules and regulations on sustainable development, deliver high-quality products, and so on. ◇

4. The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent. It is also dependent on its main suppliers.

5. There are three main aspects of environmental risk for Renault:

- environmental impact of malfunctions in its plants,
- harm to individuals (personnel and people living near the plants),
- past pollution of subsoil and groundwater.

6. Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites. The main risks pertain to the disruption of IT services, and the confidentiality and integrity of data.

7. In terms of product distribution, the type of risks to which Renault is exposed depends on the distribution channel involved:

- at the commercial import subsidiaries, the main risks are related to the commercial resources allocated to these firms,
- at its own distribution subsidiaries, organized under the umbrella of Renault Retail Group in Europe, the risks are primarily related to the diversity of these decentralized entities,
- for dealerships, the risks arise from the financial health of these networks.

Further, in connection with its commercial activities, the Group may have to cope with customer payment defaults.

8. Automobile operations are naturally exposed to foreign exchange risk through their industrial and commercial activities. Exchange rate fluctuations can have an impact at five levels: operating margin, financial income, income of associated companies, shareholders' equity, and net financial debt.

9. The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows.

10. Because raw materials account for a substantial proportion of vehicle production costs, the Group is exposed to commodity price risk.

11. Through the sales financing business of RCI Banque, the Group is exposed to risks arising from the creditworthiness of its customers (consumers, corporates and dealers).

12. The Group's 44.3% holding in Nissan Motor Co. Ltd. ("Nissan Motor"), accounted for by the equity method in its consolidated financial statements, has a major impact on its financial results.

13. Since the Group generates 51.9% of its sales in the compact and mid-size vehicle segments, its financial results depend on the success of these two product lines.

14. The European Commission has issued recommendations for amending Directive 98/71 on the legal protection of designs and models. These recommendations call for the abolition of protection of spare parts under design and model law. If the amended version of the Directive is adopted, it could have a negative impact on the earnings of the Group.

15. Renault is exposed to a material change in the regulations applicable to automobiles.

1.3 THE RENAULT-NISSAN ALLIANCE

On March 27, 1999 Renault acquired a 36.8% equity stake in Nissan, together with Nissan's European finance subsidiaries, for a transaction amount of ¥643 billion (approximately €5 billion or $5.4 billion).

Renault now holds 44.3% of Nissan and Nissan owns 15% of Renault. Each company has a direct interest in the results of its partner.

The Alliance has demonstrated its capacity to improve the individual performance of both partners, while protecting their respective corporate and brand identities, as the result of founding principles chosen to promote balance within the partnership and to capitalize on the complementary strengths of two groups with a global presence.

Renault and Nissan sold a total of 6,160,046 vehicles in 2007, up 4.2%, giving global market share of 9.1% and a new annual sales record for the Alliance.

1.3.1 OBJECTIVES OF THE ALLIANCE

1.3.1.1 VISION – DESTINATION OF THE RENAULT-NISSAN ALLIANCE

March 27, 2004 marked the fifth anniversary of the agreement heralding the creation of the Renault-Nissan Alliance. Both Renault and Nissan took this opportunity to restate the values and principles underpinning the Alliance and to announce new ambitions for the future in the shape of a common "Alliance Vision – Destination" document.

"Alliance Vision – Destination" was approved by the Alliance Board and has been distributed to all employees in both groups.

The Fourth Alliance Convention was held in Paris in September 2006. The event was attended by top management and key Alliance players, with representatives from all sectors of Renault and Nissan.

The Convention provided an opportunity to reaffirm the Alliance's founding principles and its three objectives.

Vision – Destination of the Renault-Nissan Alliance

The Renault-Nissan Alliance is a unique structure of two global companies linked by cross-shareholdings:

- they are united for performance through a coherent strategy, common goals and principles, results-driven synergies and shared best practices;
- they respect and reinforce their respective identities and brands.

The principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent. It ensures:

- clear decision-making for speed, accountability and a high level of performance;
- maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities: it grows people to have a global and entrepreneurial mindset.

The Alliance generates attractive returns for the shareholders of each company and implements the best established standards of corporate governance.

The Alliance contributes to global sustainable development.

Three objectives for the future

The Alliance develops and implements a strategy of profitable growth and sets itself the following objectives:

- to be recognized by customers as being among the best three automotive groups in the quality and value of its products and services in each region and market segment;
- to be among the best three automotive groups in key technologies, each partner being a leader in specific fields of excellence;
- to consistently generate a total operating profit among the top three automotive groups in the world, by maintaining a high operating profit margin and pursuing growth.

The objectives of "Vision – Destination of the Renault-Nissan Alliance" were confirmed at the Third Alliance Convention in Tokyo on October 18, 2005, which was attended by some 300 senior executives from Renault and Nissan and other key players in the Alliance. In his opening speech, Carlos Ghosn, President and CEO of Renault and Nissan, repeated that the groups were united in their quest for performance, while each company retained its own identity. Mr. Ghosn also unveiled the Alliance's new organization (see chapter 1.3.2).

1.3.1.2 RENAULT'S MAJOR BENEFITS FROM THE ALLIANCE

The conclusion of the Alliance with Nissan accelerated Renault's development into a worldwide group. Since the agreements were signed, Nissan has experienced a remarkable financial recovery and Renault has strengthened the foundations of its operational performance as well as its geographical footprint.

In 2007, the cooperation took further significant steps forward in several areas:

IN ENGINEERING

- Renault is capitalizing on Nissan's acknowledged expertise in 4x4 designs. Nissan actively participated in the development of the cross-over vehicle, styled and defined by Renault and that is built by Renault Samsung in Korea. It was shown as the Koleos concept vehicle at the Paris motor show in September 2006 with sales starting in Korea as the QM5 from December 2007 and in Europe as the Koleos from the second quarter of 2008;
- This concept of co-development and sharing of tasks among three companies from backgrounds and cultures as radically different as those found in France, Japan and Korea, is an exciting challenge for the Alliance as well as a demanding exercise in multicultural management. Co-development is one of the Alliance's most valuable assets, as it rises to the challenges of globalization;
- In Chennai, India, the Alliance is creating a new technology and business center. The Renault Nissan Technology and Business Center India Private Limited (RNTBCI) will be structured as a 50-50 joint venture between both Alliance partners. It is designed to support a wide range of engineering and business services for Renault and Nissan facilities around the world. When completed, the new business center will provide services including product and manufacturing engineering, purchasing, design, cost management and information systems development. In 2010, RNTBCI is expected to have a workforce of more than 1,500 employees;
- In Pune, India, a delegation from Renault and Nissan visited the Bajaj Auto Chakan plant to further review the proposed project for an ultra low-cost car with Bajaj, and studies are ongoing;
- In Russia, the partnership with AvtoVAZ will benefit the Alliance in many areas. It will significantly contribute to enhancing the Renault-Nissan Alliance's competitive position in the Russian market, as well as opening new development opportunities for component sharing activities or utilizing their capacity.

IN POWERTRAINS

- A new Alliance diesel engine was unveiled at the Renault booth at 2007 Frankfurt motor show as the "V6 dCi Concept". This new engine, with several power output levels, will be available on Laguna III and Renault's high end vehicles of the future, as well as Nissan models. It was announced in September that it will be used on Nissan Maxima in the USA in 2010. The new 2,993 cc block is derived from the M1D Alliance diesel engine, with which it shares 25% of its components. The engine has been designed so as t particularly compact, in order to be installed in the engine compartme Laguna III whilst also meeting regulatory requirements related to pedes protection. This new V6 engine develops a power output of 195 kW (265 a wide range of engine speeds peaking at 5,200 rpm and a punchy maxi torque of 550 Nm at 1,750 rpm, V6 dCi Concept complies with Euro 6 US standards;
- Adding to the existing applications to Nissan models in Europe, the Alliance-developed diesel engine (M1D) will make its debut also in J on the Nissan X-TRAIL from the fall of 2008.

IN MANUFACTURING

- Quality assessment processes have gained from expert input from Ni and the exchange of best practices that have since been incorporated i Renault Production Way (SPR). Nissan helped considerably with the upgra of the Renault plant in Novo Mesto, Slovenia, in readiness for the laun 2007 of the new Twingo;
- In Curitiba, Brazil, production of the Nissan Aprio, a subcompact car fo Mexican market based on the Renault Logan began at the passenge plant;
- In Johannesburg, South Africa, Renault announced that a new hatch model named Sandero will be introduced in 2009. Sandero will compe the AB segment and will provide the South African public with a big-siz of 4.02 metres in length at a small price. It will be produced locally i Nissan plant in Rosslyn from early 2009;
- In Tangier, Morroco, the Alliance and the Kingdom of Morocco will dev one of the largest vehicle manufacturing facilities in the Mediterranean an eventual capacity of 400,000 vehicles a year; initial planned cap is 200,000 a year from 2010. Planned investments are estimate €600 million, with an initial phase of €350 million;

  This will create a strategic global base within the Alliance's manufact system. It will be managed by Renault, and produce vehicles derived the Logan platform and Nissan's system for the production of new-gener light commercial vehicles. 90% of these vehicles would be exported;

  Almost 6,000 direct jobs and 30,000 indirect jobs will be created, makin Renault-Nissan Alliance one of the principal employers in the Tangier re Further investment has been committed by the Alliance to train and sup the skills and educational development of its local employees.

AND FOR SHAREHOLDERS

- Renault is creating value for its shareholders: both Renault and Nissan increased their base of international investors attracted by the success o Alliance and its outlook. Their share prices have risen significantly durin eight years of the Alliance, with a 150% increase for Renault and a 1 increase for Nissan. During the same period, i.e. since March 29, 1999, CAC 40 and Nikkei 225 indexes gained only 36% and 8% respectively. the same period, Renault's market capitalization has more than trip growing from €8.4 billion when the Alliance agreement was signe €27.6 billion on December 31, 2007. On this measure, Renault now r sixth, compared with its eleventh-place ranking at the beginning of 19

RENAULT SHARE PRICE FROM MARCH 29, 1999 TO END DECEMBER 2007


350
300
250
200
150
100
50
0
Base 100
Eight years of Renault-Nissan cooperation
Renault + 150%
Cac 40 + 36%
29 March 99
29 Sept. 99
29 March 00
29 Sept. 00
29 March 01
29 Sept. 01
29 March 02
29 Sept. 02
29 March 03
29 Sept. 03
29 March 04
29 Sept. 04
29 March 05
29 Sept. 05
29 March 06
29 Sept. 06
29 March 07
29 Sept. 07
31 Dec. 07

Source: Reuters

NISSAN SHARE PRICE FROM MARCH 29, 1999 TO END DECEMBER 2007


350
300
250
200
150
100
50
0
Base 100
Eight years of Renault-Nissan cooperation
Nissan + 172%
Nikkei 225 + 8%
29 March 99
29 Sept. 99
29 March 00
29 Sept. 00
29 March 01
29 Sept. 01
29 March 02
29 Sept. 02
29 March 03
29 Sept. 03
29 March 04
29 Sept. 04
29 March 05
29 Sept. 05
29 March 06
29 Sept. 06
29 March 07
29 Sept. 07
31 Dec. 07

Source: Reuters

Automakers market capitalisation – March 1999 vs December 2007

(€ million)	**MARCH 29, 1999**	**RANKING**	*(€ million)*	**DEC. 31, 2007**	**RANKING**
Toyota	96,736	1	Toyota	134,156	1
Daimler	81,541	2	Daimler	68,373	2
Ford	59,848	3	Volkswagen	55,321	3
GM	52,518	4	Honda	42,334	4
Honda	39,961	5	**NISSAN**	**34,212**	**5**
VW	22,159	6	**RENAULT**	**27,642**	**6**
BMW	16,277	7	BMW	27,430	7
Fiat	13,522	8	Volvo AB	24,452	8
Volvo (A+B)	10,439	9	Porsche	24,253	9
NISSAN	**9,049**	**10**	Fiat	22,011	10
RENAULT	**8,393**	**11**	Hyundai Motor	13,189	11
Peugeot	6,615	12	Peugeot	12,147	12
Suzuki	6,065	13	Suzuki	11,252	13
Mazda	4,459	14	Ford	9,735	14
Porsche	3,990	15	GM	9,656	15
Fuji Heavy	3,521	16	Mitsubishi Motors	6,440	16
Mitsubishi	3,043	17	Mazda	4,870	17
Hyundai Motor	678	18	Fuji Heavy	2,514	18

Source: Reuters

Nissan also achieved a remarkable share price performance during the same eight-year period. The Group's market capitalization increased from €9 billion to more than €34.2 billion, and Nissan is now one of the most profitable volume manufacturers in the world, with one of the highest operating margins in the automotive sector.

Nissan's financial recovery enabled it to resume dividend payments in 2000. The dividend rose from ¥7 in 2000 to ¥34 in fiscal year 2006, which ends in March 2007.

1.3.2 OPERATIONAL STRUCTURE OF THE ALLIANCE ◇

1.3.2.1 MAIN STAGES IN THE CONSTRUCTION OF THE ALLIANCE

In accordance with the principles set out in the initial agreement signed in March 1999, the second stage of the Renault-Nissan Alliance was engaged in 2002. This phase strengthened the community of interests between Renault and Nissan, underpinned by stronger equity ties. It involved establishing an Alliance Board tasked with defining Alliance strategy and developing a joint long-term vision.

On March 1, 2002, Renault increased its equity stake in Nissan from 36.8% to 44.3% by exercising the warrants it had held since 1999.

At the same time, Nissan took a stake in Renault's capital through its wholly-owned subsidiary, Nissan Finance Co, Ltd, which acquired 15% of Renault's capital through two reserved capital increases, on March 29 and May 28, 2002.

By acquiring a stake in Renault, Nissan gained a direct interest in its partner's results, as was already the case for Renault in Nissan. Nissan also obtained a second seat on Renault's Board of Directors.

The purpose of the second phase of the Alliance in 2002 was to provide the Alliance with a common strategic vision, which resulted in the creation of Renault-Nissan b.v. and a specific corporate governance policy.

1.3.2.2 GOVERNANCE AND OPERATIONAL STRUCTURE

CREATION OF RENAULT-NISSAN B.V.

Formed on March 28, 2002 Renault-Nissan b.v. is a joint company, incorporated under Dutch law and equally owned by Renault SA and Nissan Motor Co., Ltd., responsible for the strategic management of the Alliance.

This structure decides on medium- and long-term strategy, as described below under "Powers of Renault-Nissan b.v.". It bolsters the management of the Renault-Nissan alliance and coordinates joint activities at a global level, allowing for decisions to be made while respecting the autonomy of each partner and guaranteeing a consensual operating procedure.

Renault-Nissan b.v. possesses clearly defined assets and powers over both Renault and Nissan Motor Co., Ltd.

Renault-Nissan b.v. holds all the shares of existing and future joint subsidiaries of Renault and Nissan Motor Co., Ltd.

Examples include Renault-Nissan Purchasing Organization (RNPO), which has been equally owned by Renault and Nissan since its creation in April 2001. These shares were transferred to Renault-Nissan b.v., which has owned 100% of RNPO since June 2003.

Renault-Nissan Information Services (RNIS) is a common information systems company, created in July 2002 and wholly owned by Renault-Nissan b.v.

FINANCIAL STRUCTURE OF THE ALLIANCE



44.3%
15%
Renault SA
50%
Renault-Nissan b.v.
50%
Nissan
Motor Co., Ltd.
100%
Renault s.a.s.
Strategic management
100%
Strategic management
Joint companies
RNPO RNIS
"Steering Committees" (SCs)
"Cross Company Teams" (CCTs)
"Functional Task Teams" (FTTs)
"Task Teams" (TTs)

POWERS OF RENAULT-NISSAN B.V.

Renault-Nissan b.v.'s decision-making powers with respect to Nissan Motor Co., Ltd. and Renault s.a.s. are limited to the following areas:

- adoption of three-, five- and 10-year plans (strategic company projects, with quantified data);
- approval of product plans (parts of strategic projects corresponding to the design, development, manufacture and sale of current or future products, vehicles and components);
- decisions concerning the commonization of products and powertrains (such as platforms, vehicles, gearboxes, engines and other components);
- financial policy, including:
  - rates of discount used for ROIC studies and hurdle rates, applicable to future models and investments,
  - risk-management rules and the policy governing them,
  - rules on financing and cash management,
  - debt leverage;
- management of common subsidiaries, and steering of Cross-Company Teams (CCT) and Functional Task Teams (FTT) including CCT/FTT/TT (Task Teams) creation, modification or disbandment;
- any other subject or project assigned to Renault-Nissan b.v. on a joint basis by Nissan Motor Co., Ltd., and Renault s.a.s.

Renault-Nissan b.v. also has the exclusive power to make a range of proposals to the two operating companies, Nissan Motor Co., Ltd. and Renault s.a.s.

These two entities are free to accept or reject these proposals. Renault-Nissan b.v.'s power of initiative ensures that the two partners harmonize their policies.

These include:

- creation and scope of joint subsidiaries;
- supplementary financial incentive schemes;
- significant changes in scope, whether geographic or in terms of products, for total amounts of $100 million or more;
- strategic investments, i.e. investments other than product-related investments, amounting to $500 million or more;
- strategic cooperation between Nissan Motor Co., Ltd. or Renault s.a.s. and other companies.

All other aspects relating to Renault s.a.s. and Nissan Motor Co., Ltd., whether operational, commercial, financial or labor-related, are managed independently by each company and the corresponding decisions will be taken independently by these companies' respective governing bodies. The two companies retain their autonomy of management, the identity of their respective brands, their employee-representative bodies and their employees. They are also responsible for their own results.

THE ALLIANCE BOARD

The role of the Alliance Board

The Alliance Board (AB) held its first meeting on May 29, 2002. AB is the decision-making body for all issues affecting the Alliance's future, and meets eight times a year.

Both Renault and Nissan continue to manage their business and perform as two separate companies. The operational management of each group remains in the hands of senior management accountable to their own Board of Directors.

Alliance Board members

As of April 29, 2005, the Board is presided by Carlos Ghosn, CEO of Renault and President and CEO of Nissan. The Alliance Board also includes three other members from Renault (Patrick Pélata, Patrick Blain and Jean-Louis Ricaud) and three from Nissan (Toshiyuki Shiga, Mitsuhiko Yamashita and Hidetoshi Imazu).

The Alliance Board Meeting (ABM) focuses on strategic matters and is attended by all the members of Renault's and Nissan's Executive Committees, the Alliance Board secretary and heads of CEO Offices. Decisions taken at the meetings are officially approved by the Alliance Board.

To ensure that both parties share the fruits of the Alliance's performance, the Renault-Nissan agreement provides for reciprocal grants of stock options (or warrants, then Share Appreciation Rights, SAR, in the case of Nissan) to members of the Alliance Board.

COORDINATION BUREAU

A single representative of Renault and Nissan is responsible for the two Alliance Coordination Bureau Offices in Paris (CBPO) and Tokyo (CBTO) which include the support function of the Alliance Board Meeting (ABM), human resources and communications.

The Coordination Bureau is tasked with the following missions:

- planning the agendas for and preparing the ABM;
- providing functional support for the Steering Committees (SC), Cross-Company Teams (CCT), Functional Task Teams (FTT) and Task Teams (TT);
- centralizing and publishing recent and relevant information about the Alliance;
- assessing the workings of the Alliance, making occasional surveys and reporting on changes;
- managing the Alliance Steering Committees at Renault (RASC) and Nissan (NASC), sharing information with the representatives of the Steering Committees, CCTs, FTTs and TTs and drawing up clearly defined action plans to implement the decisions taken by the ABM;
- promoting the cross-functional visibility of the Alliance and joint actions together with the Corporate Communications Departments at Renault and Nissan.

The Alliance Coordination Bureau reports to the Alliance Board.

STEERING COMMITTEES (SCs)

The Steering Committees are tasked with defining the Alliance's cross-functional strategic operational priorities, submitting topics to the ABM that may be given priority status in the agenda and coordinating the activities of the Cross-Company Teams, Functional Task Teams and Task Teams that fall within the scope of the Steering Committees. They take operational decisions that are not within the scope of the CCTs, report on progress to the ABM and, wherever necessary, seek arbitration on and/or confirmation for decisions.

There are nine Steering Committees, each focusing on a different field, that support the CCTs and FTTs in the implementation of Alliance projects:

1. Planning
2. Product Development and Manufacturing
3. Control and Finance
4. Sales and Marketing
5. Information Systems
6. Support Functions
7. Asia, Africa and Middle East
8. America
9. Europe

CROSS-COMPANY TEAMS (CCTs)

The CCTs are working groups comprising staff and experts from both companies that are tasked with exploring possible areas of cooperation and synergy between Renault and Nissan, defining and concretely specifying projects and then monitoring the implementation of projects approved by the Board. There are 10 teams working in the following areas:

1. Product Planning
2. Light Commercial Vehicles
3. Research & Advanced Engineering
4. Vehicle Engineering
5. Powertrains
6. Process Engineering
7. Manufacturing
8. Logistics
9. Parts and Accessories
10. Purchasing

The CCTs are headed by two co-leaders, one from Renault and one from Nissan.

The 10 CCTs report to the Alliance Board on the state of progress of their work and their results through the Steering Committees.

FUNCTIONAL TASK TEAMS (FTTs)

The FTTs are made up of experts from both Renault and Nissan and provide the CCTs with essential support in terms of benchmarking, the promotion of best practices and the harmonization of tools used in the support functions.

There are 11 FTTs that continue to cover the following key areas:

1. Corporate Planning
2. Product Engineering Performance
3. Quality
4. Industrial Strategy
5. Cost Management & Control
6. Customs, Trade & Global Tax
7. Marketing
8. Sales & Service
9. Legal & Intellectual Property
10. Communications
11. Human Resources

TASK TEAMS (TTs)

As soon as a specific issue is identified, a Task Team (TT) is appointed to work on the issue within a certain timeframe.

There are currently 12 TTs working on the following topics:

1. Europe
2. Eastern Europe
3. Maghreb
4. China
5. ASEAN
6. Asia/Oceania
7. Korea
8. Africa & Middle East
9. Mexico
10. Mercosur
11. Business to Employee
12. New Market Standards

1.3.3 THE STATUS OF ALLIANCE PROJECTS

Since the Alliance agreement was signed in 1999, Renault and Nissan have initiated cooperation programs in a broad range of fields of activity. The synergies generated can be classified into two categories:

- structural cooperation;
- regional cooperation.

1.3.3.1 STRUCTURAL COOPERATION

VEHICLE ENGINEERING

The sharing of platform or engineering architecture and, more significantly, the sharing of major components have been a key element of the Alliance's success. The partners can develop this sharing as they renew their line-ups.

B and C Platforms

An initial common platform (a Nissan-led project), the B platform, has been used by Nissan since 2002 with the new March (Micra in Europe) and Cube. This was followed in 2004 by the launch of the Tiida and Tiida Latio in the Japanese domestic market and the Nissan Note launched in January 2005. Tiida has subsequently gone on sale in selected global markets, including the US where it is sold as the Versa. Two additional vehicles, the Nissan Wingroad (launched in November 2005) and the Nissan Bluebird Sylphy (launched in December 2005), are also based on the B platform.

On May 19, 2004, Renault unveiled a new model, Modus, its first vehicle to use the common B platform. It was marketed mainly in Europe from September of the same year. In September 2005, Renault launched Clio III, also built on this platform.

The Logan, initially marketed under the Dacia and Renault brands, but to be sold as a Nissan in certain markets and as a Mahindra Renault in India, was launched in September 2004. The Logan is based on a derivative of the common B platform.

A second common platform (a Renault-led project), the C platform, was launched by Renault at end-2002 for production of its new Mégane II. In December 2004, the Lafesta, a new minivan, was launched in Japan as the first model in Nissan to adopt the common C platform. Nissan launched the new Serena minivan in May 2005, and the new Nissan Sentra in October 2006 in the United States; both vehicles are also based on this platform. In 2007, the Nissan Qashqai (Dualis in Japan and Australia) and Renault Samsung QM5 were launched, based on the same platform.

Interchangeable components

Complementary to the common platform strategy, Renault and Nissan have implemented a new approach to enable the exchange of components across platforms: the Interchangeable Components Policy (ICP). This strategy is based on a functional analysis of customers' needs and goes beyond sharing. ICP consists of using same parts or fittings on different models, across several platforms and segments of the Renault-Nissan Alliance. Expanding the scope of common platforms by designing components that can be used for different platforms or segments, this offers greater scope for vehicle and market differentiation.

This contributes to improving cost efficiency, enhancing manufacturing flexibility and supporting global expansion while preserving the specific identity of each brand and the features of each vehicle.

The result is a variable level of commonality for each component allowing greater flexibility for vehicle differentiation, while aiming for cost reduction and quality improvement.

POWERTRAINS (ENGINES AND GEARBOXES)

The Alliance is generating economies of scale for the future. Renault and Nissan are jointly developing new engines and gearboxes that fit in both Renault and Nissan models. Substantial economies of scale are expected, especially in terms of the recovery of development costs, but also in the areas of manufacturing and logistics. This is already the case for the co-developed M1D (diesel) and M1G, S2G (petrol) engines and a 6-speed manual transmission.

Common powertrains developed jointly by Renault and Nissan

	S2G 1.5-LITER – 1.6-LITER GASOLINE ENGINE	M1G 1.8-LITER – 2.0-LITER GASOLINE ENGINE	M1D 2.0-LITER DIESEL ENGINE	MT1 240 NM 6-SPEED MANUAL TRANSMISSION
RENAULT MODELS				
Clio III		*(M4R)		•
Laguna III		*(M4R)	*(M9R)	•
Megane II			*(M9R)	•
Espace			*(M9R)	
Vel Satis			*(M9R)	
Trafic			*(M9R)	
Modus				•
NISSAN MODELS				
March/Micra	*(HR15DE, HR16DE)			
Cube	*(HR15DE)			
Tiida/Tiida Latio/Versa	*(HR15DE, HR16DE)	*(MR18DE)		•
Note	*(HR15DE, HR16DE)			
Wingroad	*(HR15DE)	*(MR18DE)		
Bluebird Sylphy	*(HR15DE, HR16DE)	*(MR20DE)		
AD-Van	*(HR15DE)			
Lafesta		*(MR20DE)		
Serena		*(MR20DE)		
Sentra		*(MR20DE)		•
Livina Geniss	*(HR15DE)	*(MR18DE)		•
Qashqai/Dualis		*(MR20DE)	*(M9R)	•
X-trail		*(MR20DE)	*(M9R)	•
Primastar			*(M9R)	

* *Specific engine codes used in each company are mentioned in brackets.*

RESEARCH AND ADVANCED ENGINEERING

Optimizing the allocation of resources

Renault and Nissan are co-operating in strategic fields of research and advanced engineering in which they have common interests. This co-operation aims to optimize the allocation of resources of both groups covering a broader range of potential technical solutions and accelerating work to achieve technology breakthroughs to bring new products to the market.

Renault and Nissan have a technology plan [T] which is composed of four common pillars. These are Safety, Environment-CO_2, Life-on-Board and Dynamic Performance. These four pillars determine the priority areas of investment for key technologies and innovations.

By using their unique strengths and international market knowledge and networks, the two groups are well positioned to increase their technological portfolio and deliver innovative solutions to place the Alliance among the best three automotive groups in key technologies.

Facing Environmental challenges

As part of Renault Commitment 2009, the company is pursuing an environmental plan to reduce greenhouse gas emissions. This plan is based on three commitments: to be one of the world's top three carmakers for low level emissions of CO_2, to offer a range of models powered by biofuels such as bioethanol and biodiesel, and to develop a wide range of technologies, including electric power, that are affordable for customers.

In December 2006, Nissan introduced Nissan Green Program 2010, a new mid-term environmental action plan. Nissan is focused on three core areas related to the environment: 1. Reducing CO_2 emissions, both from products as well as from day-to-day corporate activities, 2. Reducing exhaust emissions, and 3. Accelerating recycling efforts.

In order to realize these different yet complementary programs, the Alliance is prepared to invest across a wide range of technologies, including Electric Vehicles (EV), Fuel Cell, Hybrid technologies and improvement of current diesel/gasoline engines or transmissions.

Taking an example for EV, Renault is leading the development of electric powertrain and Nissan is taking the lead in battery development, aiming for introduction in the next decade.

QUALITY

Alliance Quality Charter ◇

The Charter precisely defines the joint quality directives and procedures; it is applied to all Alliance projects.

The Charter covers all the key quality processes: customer quality surveys, Group quality targets, quality control in the development of new models, production quality assurance, quality assurance of outsourced components, service quality assurance (sales and after-sales), quality of technical progress, and warranty policy and procedures.

The Charter brings Renault and Nissan closer together through the use of common quality tools, such as Alliance Vehicle Evaluation System (AVES), Alliance New Product Quality Procedure (ANPQP), Alliance Supplier Evaluation System (ASES) and the definition of the parts per million (PPM) targets for parts manufactured outside the Group. In particular:

- ANPQP, a quality measurement system developed for suppliers, has been extended to all new projects;
- ASES is used to assess the controls and performance of suppliers and their technical skills in the field of quality.

Exchange of best practices

The Quality FTT has studied best practices in an effort to boost progress in the realm of quality in both companies and to help achieve targets. The best practices are sourced from Renault or Nissan (Japan, United States, Europe) and are upgraded by both companies if necessary.

Both companies have been contributing to the Renault Quality Plan and the Nissan Quality 3-3-3 since 2003.

Synergies

Renault and Nissan are improving together by developing common quality synergies:

- AEEP (Alliance Engineer Exchange Program). To contribute to the development of the Renault-Nissan alliance Strategic Vision, the Quality FTT has set up an Engineer Exchange Program on key topics;
- breakthrough items for a better understanding of customer expectations around the world:
  - white books: gathering and sharing all information on market needs coming from each company,
  - AVES: development of AVES region by region to fit market needs better,
  - "JD Power" survey: improvement of the result prediction method.

PURCHASING

The Alliance has been able to make substantial cost savings by pursuing a joint purchasing strategy and building a network of common suppliers.

Renault-Nissan Purchasing Organization (RNPO)

The Renault-Nissan Purchasing Organization (RNPO) was established in April 2001 as the first Alliance joint-venture company. RNPO initially managed about 30% of Nissan's and Renault's global annual purchasing turnover. By November 1, 2006, this percentage had increased to 75% and is now above 83%. The geographical scope of RNPO has been extended to all the regions where Renault and Nissan have production activities in an effort to respond to worldwide needs. As a joint Renault and Nissan procurement structure, RNPO helps to improve purchasing efficiency by using a global management system for purchases coming within the scope of the Alliance, while local purchasing departments work increasingly for both companies as a single purchasing organization. A survey shows that suppliers strongly support RNPO as it brings value to the business.

Find out more at www.renault.com

MANUFACTURING

Renault and Nissan have actively exchanged know-how and implemented best practices in the area of manufacturing. Both are now jointly working on new steps for further improvement of the Renault Production Way/*Système de Production Renault (SPR)* and the Nissan Production Way (NPW).

Exchange of know-how and implementation of associated best practices in manufacturing processes: Renault has upgraded its SPR by introducing shop floor management with the support of Nissan experts, such as standardization at the workstation, implementation of TPM (Total Productive Maintenance), QC (Quality Control), JIT (Just In Time) and sequenced production, etc.

In parallel, Renault's ideas introduced at Nissan include standards and analysis tools for workstation ergonomics and cost-control methods.

Through the above-mentioned activities, Renault and Nissan found opportunities and jointly worked on activities that more directly contribute to the improvement of manufacturing performance based on KPI monitoring. Common KPIs have been selected and reported to ABM in order to stimulate progress and accelerate best practices through internal benchmarking activities.

Improving the two production systems by learning from each other will further enhance the manufacturing performance of both companies. In particular, the new Chennai plant in India or the Morocco project are considered as perfect opportunities to go further in mutual exchange and mutual support.

Cross-Production

Thanks to the Alliance, Renault is boosting capacity utilization at its existing production facilities. An Industrial Strategy FTT is organized to maximize production efficiency, minimize investment and production preparation lead time by utilizing both companies' production sites for both companies' models so as to maximize the effect of the Alliance by cutting production, purchasing and other costs.

The first joint manufacturing operation in the Alliance was the Renault Scenic at Nissan's Cuernavaca plant in Mexico from December 2000, and then followed by the Clio built at the Aguascalientes plant from 2001.

The Renault Master, Nissan Frontier and Nissan Xterra (Frontier/Xterra also built at Nissan Smyrna, Tennessee) are built at Renault Curitiba LCV plant in Brazil.

In Spain, Renault Trafic/Nissan Frontier/Opel (Vauxhall) Vivaro are manufactured in Nissan's Barcelona plant.

The Renault Samsung plant in Busan, Korea, is producing vehicles for export to Russia and other countries under the Nissan name.

A Renault subsidiary in Chile and Renault do Brasil respectively produce gearboxes and engines for Nissan Mexico, while stampings from the facility in Flins (France) are used in the production of the Micra by Nissan UK.

LOGISTICS

The Logistics CCT was created to capitalise on the geographical fit between the Alliance production facilities worldwide. The Logistics CTT is also tasked with forecasting the Alliance's fast-growing international business.

For parts transport, synergies include joint call for tenders since 2001 on container sea freight, and the establishment of common logistics platforms in Europe (France, Spain). A global study is ongoing to make cross-use of Renault-Nissan import/export logistics platforms, especially to support the development of new projects and the sourcing of parts in LCC (Leading Competitive Countries).

The implementation of a common approach to the design of new packaging has reduced both costs and development times and has generated new opportunities for synergy through the consolidation of purchased volumes of future common packaging.

Since 2002, for vehicle transport, a sea shuttle between Santander (Spain) and Newcastle (United Kingdom), via Le Havre (France) and Zeebrugge (Belgium), has been transporting Renault vehicles from the plants in Spain and France northwards, and carrying Nissan vehicles manufactured in the Sunderland plant (UK) southwards. Since 2005, Renault-Nissan call for joint tenders on sea freight for overseas vehicle and further studies are ongoing to consolidate vehicles flows in the future, along with the Alliance expansion on new markets.

1.3.3.2 TRENDS IN REGIONAL COOPERATION

Renault and Nissan are highly complementary in terms of markets, products and know-how, leveraging their presence in nearly all the major global automotive markets. Each can thus move into new markets at a lower cost, relying either on the other partner's distribution network or manufacturing facilities or both. This close fit also enables the Groups to round out their respective product and service offers. Moreover, Renault and Nissan each benefit from exchanging know-how in research and development, processes and marketing. Generally, the partners will pursue separate sales and marketing strategies but share back-office functions, including finance and consumer credit solutions.

1.3.3.3 HUMAN RESOURCES IN THE ALLIANCE

Human resources management in the Alliance covers staff exchanges between the two Groups and the Alliance Business Way Program, a training scheme specially developed to promote mutual understanding and enable staff to work together effectively and efficiently.

STAFF EXCHANGES

Since the beginning of the Alliance, Renault and Nissan have been developing personnel exchanges in order to enhance Alliance performance. These exchanges are now shifting to the next stage, with more geographical expansion. The personnel exchange focuses more on corporate/functional/regional high potential persons or experts in order to promote the following objectives:

- develop Alliance global leaders with cross cultural experience;
- share expertise and excellence;
- support regional expansion especially in new developing countries;
- develop knowledge-sharing in critical expertise.

As of July 1, 2007, 122 employees have been participating in Renault – Nissan personne exchanges, 37 Renault employees are currently at Nissan in Japan, seven Renault employees are at Nissan North America, and two others in other Nissan countries. In addition, 29 Renault employees have been seconded to Nissan Europe. On the other hand, 28 NML employees have been sent to Renault and 19 others from elsewhere in Nissan to other Renault companies.

More transfers are expected in the future as geographical expansion increases in ASEAN and South America regions as the Alliance business expands, with HR continuing to support these personnel exchanges to enhance the Alliance performance.

ALLIANCE BUSINESS WAY PROGRAM

The Alliance Business Way Program aims to boost the global success of the Alliance by improving team performance and individual skills. The program strives to build positive win-win relationships inside the Alliance.

The following training programs are on offer:

- "Working with Japanese and French partners": this training course is available at both Renault and Nissan and is designed for the Alliance's key contributors. The purpose of the course is to gain a better understanding of cultural heritage and styles of working by focusing on three topics: communication, project management and problem solving while retaining a positive partnership;
- Team-Working Seminars (TWS) are designed for staff working in the Alliance entities, such as the CCTs and FTTs and common organizations. They aim to:
  - improve team work,
  - strengthen personal bonds and mutual trust,
  - create a team identity,
  - share common team goals;
- Alliance Engineer Exchange Program (AEEP). The AEEP program was launched in 2005. Used to manage joint Renault-Nissan technical projects, it offers promising young engineers the opportunity to become involved in the Alliance.

1.3.4 NISSAN'S STRATEGY AND RESULTS IN 2007

Nissan's financial statements are prepared under Japanese accounting standards, which differ from the standards used by Renault. The statements include intermediate operating totals and some Nissan-specific indicators. To measure the contribution to Renault's results, Nissan's financial statements are restated, as described in chapter 7, note 13 of the notes to the Consolidated Financial Statements.

Nissan has more than 185,000 employees and operates production facilities in over 40 countries. In 2006, Nissan was the number-two Japanese automaker by volume, selling 3,478,000 units worldwide in 2006. The company is managed in four major regions: Japan, the Americas, Europe and General Overseas Markets (GOM).

Key figures for the fiscal year ending March 31, 2007:

- worldwide vehicle sales: 3.483 million units, down 2,4%;
- consolidated net revenue: ¥10,469 billion, an increase of 11.0%;
- consolidated operating profit: ¥776.9 billion, or 7.4% of revenues;
- consolidated net income: ¥460.8 billion, down 11%;
- return on invested capital (ROIC): 15.3%.

1.3.4.1 NISSAN'S STRATEGY AND GROWTH

CONTINUED DRIVE FOR SUSTAINABLE, PROFITABLE GROWTH IN 2006

In April 2007, Nissan announced results for FY 2006 in which all the anticipated headwinds materialized. With almost no growth in mature markets and rising materials costs, Nissan faced the lowest point in its product cycle.

Volume decreased 2.4% while revenue grew 11.0%, totaling ¥10.5 billion. As a result of the headwinds, operating profit decreased to ¥776.9 billion, or 7.4% of revenues. Net income totaled ¥460.8 billion.

FISCAL YEAR 2007 AFTER 9 MONTHS

On February 1, 2008, Nissan announced financial results for the third quarter of fiscal year 2007, as well as for the first nine months. In the third quarter, consolidated net income after tax came to ¥132.2 billion (US $1.13 billion, €0.81 billion), up 26.6% compared with the same period a year ago.

For the first nine months of the year, net income was ¥344.6 billion (US $2.94 billion, €2.12 billion), down 9.0%. Net revenue rose 13.9% to ¥7.8346 trillion (US $66.73 billion, €48.10 billion). Operating profit totaled ¥579.1 billion (US $4.93 billion, €3.56 billion), up 8.9%. Operating profit margin came to 7.4%.

The improvement reflects the success of recent product introductions, strong sales in the General Overseas Markets (GOM) and a favorable tax position.

Overall, Nissan's vehicle sales rose 8.4% for a total of 2,714,000 in the first nine months.

In the first nine months of 2007, Nissan launched nine all-new models: Livina, X-Trail, Altima coupe, Atlas F24, Aprio, Infiniti G37 coupe, Rogue, GT-R and Infiniti EX. During the fourth quarter of 2007, two more products were introduced: the Murano and Frontier Navara Single Cab pickup.

	9 MOS 2006		9 MOS 2007		% CHANGE
(In billions)	¥	€ [1]	¥	€ [1]	
Revenue	6,877.2	47.66	7,834.6	48.1	13.9%
Operating margin	531.7	3.68	579.1	3.56	8.9%
% of revenue	7.7%		7.4%		-0.3 pts
NET PROFIT	**378.6**	**2.62**	**344.6**	**2.12**	**-9.0%**
Sales volumes (in units)		2,504,000		2,714,000	8.4%

(1) For reference only. All of Nissan's results are published in yen and converted to euros at the rate of 162.9 yen per euro for 2007 and 144.3 for 2006.

NISSAN GLOBAL SALES FOR FIRST-HALF FY 2007 (APRIL 1, 2007 – SEPTEMBER 30, 2007)

For the first six months of fiscal 2007, Nissan's sales – across all regions – totalled 1,816,000 units, up 6.3% from 2006. This growth came as total industry volume declined in Japan, the U.S. and Europe.

Japan

In Japan, Nissan sold 332,000 units in the first half, down 5.0%, below the market. Sales of vehicles excluding minicars decreased 8.7% and sales of minicars rose 13.2%. As a result, the company's market share rose a half a point to 13.4%.

The new Dualis with sales of 15,000 units and the all-new X-Trail, with 13,000 units sold contributed to Nissan's performance. Nissan is continuing specific actions to improve the performance of its sales, marketing and distribution, including consolidating unprofitable outlets, streamlining back-office operations and integrating subsidiary dealers.

United States

In the United States, first-half sales rose 4.1% to 534,000 units – as total industry volume fell 2.4%. Here again, Nissan increased its market share by a half a point to 6.3%. Nissan launched the all new Rogue in September and new Murano in January, and expects these key products to perform well in a turbulent US market where consumers are moving towards more fuel-efficient vehicles.

Infiniti sales grew 5.1% with help from the new G37 sedan and coupe.

In the face of the credit crises in the US financial markets, Nissan continued to carry out sound lending practices. NMAC maintains a sound portfolio with no significant change in risk ratios and the company is committed to delivering strong return on its assets.

Europe

In Europe, Nissan sales surged 10.5%, totaling 304,000 units in a market that dipped 0.9%. Growth in Russia continued to offset declining sales in Western Europe. Nissan's first-half sales in Russia reached 67,000 units – double the volume a year earlier. The new UK-built Qashqai continued to build momentum, totaling 20% of European sales.

GOM

In the General Overseas Markets (including Mexico and Canada), sales grew 13.1%, to 646,000 units. Strong sales in China, the Gulf Coast Countries and Indonesia, offset declines in Mexico and Taiwan:

- China: with Tiida leading the way, Nissan rose 25.2% to 225,000 on strong LCV sales, continued momentum from the Tiida and the introduction of the Livina;
- Middle East: sales reached 89,000 units, up 21.3% with strong demand for the light truck line-up.

COMMITMENTS OF THE NISSAN VALUE-UP BUSINESS PLAN

In October 2007, Nissan presented an update of its three-year business plan, Nissan Value-Up. The plan includes three commitments:

- to reach annual global sales of 4.2 million;
- to maintain the top-level operating profit margin of all volume manufacturers worldwide for all three years;
- to maintain a return on invested capital (ROIC) of 20% or higher throughout the plan.

During the three years of the plan, Nissan is launching 28 new products, ten of them being all-new expansion products. Nissan is also expanding into new markets as well as expanding the Infiniti luxury brand into Korea, Russia and China.

Year 2007 brought more new products – 11 to be exact, including the brand-new compact cross-over called Rogue in the U.S. and at the high-performance end of the scale, Nissan unveiled the long-awaited GT-R – an icon of the Nissan brand. In the past, it was sold mainly in Japan; from now on it will be sold globally.

NISSAN WORLDWIDE DEVELOPMENTS

While the company is focused on delivering the commitments under Nissan Value-up, it continues to invest and plan for the future beyond.

Development in China

Tokyo (Jan. 9, 2008): Nissan Motor Co., Ltd., (NML) and Dongfeng Motor Group Co., Ltd., (DFG) have jointly announced the opening of Dongfeng Nissan Auto Finance Co., Ltd., (DNAF), based in Shanghai. The development comes as sales for Nissan grew 25.2% in China. DNAF will provide new car retail financing for Nissan and Infiniti customers across China, as well as inventory financing for dealers of both brands. DNAF will provide dealership finance services in Shanghai, Beijing and Shenzhen.

Russia takes top spot for Nissan Europe

Trappes, France (Jan. 8, 2008): Nissan announced that Russia has becon top European market for the company with sales of more than 120,000 u 2007, an increase of 60% year on year. A total of 250,000 Nissan units been sold in Russia since the sales company was launched in January and the construction of a new manufacturing plant in St Petersburg i underway to open in 2009.

Nissan makes big moves into India

Chennai/Tokyo (Oct. 29, 2007): Hinduja Group flagship Ashok Leylan Nissan Motor Co., Ltd., signed a binding Master Co-Operation Agree (MCA) for the formation of three joint venture companies supporting the Commercial Vehicle (LCV) business. The agreement was signed in Chen Mr. R. Seshasayee, Managing Director of Ashok Leyland and Mr. Carlos G President and CEO of Nissan Motor Co., Ltd.

See the Alliance paragraph 1.3.5. for more information.

Nissan engines give top performance

Detroit (Dec. 12, 2007): Nissan's VQ37VHR engine has been placed c 10 Best Engines list by Ward's Automotive Group, marking the 14th st year that a VQ series engine has earned that distinction. It is the only e that has been included every year since the award began in 1995.

All-new Nissan GT-R

Tokyo (Oct. 25, 2007): Nissan announced the all new Nissan GT-F 21st century supercar, one of the world's fastest, easiest and most s high-speed car for fast driving.

NISSAN and NEC advance lithium-ion technology

Tokyo (Apr. 13, 2007): Nissan and NEC Corporation signed an agreem establish a joint-venture company – Automotive Energy Supply Corpo (AESC) – to focus on lithium-ion battery business for wide-scale auton application by 2009. Nissan and NEC Group will invest ¥490 n (approx. €3 million) in the partnership. The new joint venture will be the leading company in mass production of lithium-ion batteries for the automotive community using pioneering technologies developed by N and NEC Group.

Nissan and Chrysler Sign OEM product agreement

Tokyo/Auburn Hills, Michigan (Jan. 11, 2008): Chrysler LLC and N Motor Co., Ltd., announced an agreement for Nissan to supply Chrysler new car for limited distribution in South America. Based on the Nissan sedan, the new car will be supplied to Chrysler on an Original Equip Manufacture (OEM) basis in 2009. The OEM supply agreement is the se product exchange between the two corporations, with Nissan affiliate J already supplying Chrysler with transmissions since 2004.

1.3.4.2 NISSAN'S 2007 CONTRIBUTION TO RENAULT'S RESULTS

CONTRIBUTION TO RENAULT'S CONSOLIDATED NET INCOME

Nissan contributed €1.288 million to Renault in 2007, compared with €1.888 million in 2006, recorded in the financial statements as a share in net income of companies accounted for by the equity method.

DIVIDEND PAYOUT

Dividends received by Renault

Renault received €456 million in dividends in 2007 from Nissan, compared with €431 million in 2006. The 2007 figure comprises:

- the second dividend payment for FY2006 of ¥17 per share, received in June 2007 (€207 million);
- the first payment for FY2007 of ¥ 20 per share, received in November 2007 (€249 million).

Nissan's continued delivery on dividends under Nissan Value-Up

Nissan has announced its planned dividend growth through the end of fiscal year 2007, ending March 31, 2008. Nissan will announce its next dividend policy in April of 2008.

NISSAN DIVIDEND INCREASE FROM 2000 TO 2007



Dividende per share (¥)
40
35
30
25
20
15
10
5
7 ¥
8 ¥
14 ¥
19 ¥
24 ¥
29 ¥
34 ¥
40 ¥
Fiscal year
2000
2001
2002
2003
2004
2005
2006
2007

1.3.5 ALLIANCE COMBINED SALES PERFORMANCE AND FINANCIAL INDICATORS

Renault and Nissan sold a total of 6,160,046 vehicles in 2007 (+4.2%) for a global market share of 9.1% [3] and a new annual sales record for the Alliance.

Renault and Nissan sold respectively 2,484,472 and 3,675,574 units. Renault's worldwide sales increased by 2.1%, while Nissan's rose by 5.7%.

The main growth zones for the Alliance were Russia (+49.9%), Latin and South America (+12.2%), China (+25.6%) and the Middle East and Africa (+16.2%).

RENAULT RETURNS TO GROWTH

Renault sold 2,134,484 vehicles under the Renault brand (+0.9%), 119,824 under Renault Samsung Motors brand (-1.5%), and 230,164 Dacia-branded vehicles (+17.2%). The success of Logan, sold under the Renault and Dacia brands, was confirmed with sales rising more than 48% to 366,779 units. The Logan family grew in 2007 with the arrival of Logan MCV and Logan Van. The latest Logan-platform model, Sandero, was launched in Mercosur at the end of 2007.

Renault continued to grow abroad, increasing its non-Europe sales by 16.3% to 861,330, for nearly 35% of total sales.

Renault started its product offensive in 2007, launching Logan Van, New Twingo, New Laguna sedan and station wagon, QM5 and Sandero. Four new models will be launched in the first two months of 2008: the passenger car and LCV versions of New Kangoo, Clio Estate and Grand Modus. Phase 2 of the Modus will be released as well, together with five other models in 2008. The three brands (Renault, Dacia, RSM) will all contribute to the growth of the Renault group. Sales are forecast to rise over 10% in 2008, driven by increases in all regions.

NEW MODELS DRIVE NISSAN'S GLOBAL GROWTH

Nissan sold a record 3,675,574 vehicles under the Nissan and Infiniti brands, up 5.7% over the prior year. Significant new models introduced in 2007 included the Altima coupe, Livina series and the Rogue crossover. Global sales of Infiniti vehicles increased at 151,683 units, boosted by the G35 sedan and the launch of the G37 coupe.

Nissan recorded sales of over one million units for the third consecutive year with a 4.8% increase in its largest market, the United States. Sales in 2007 were led by the Nissan Versa subcompact, Altima mid-size passenger cars and Infiniti G35 luxury sedan.

In Japan, Nissan's overall sales fell 6% to 720,973. Despite the decline in the registered vehicle segment, Nissan saw improved volume and market share in the minicar segment bolstered by new products like Pino.

(3) Total PC+LCV market sales based on Renault estimates: 67,738,307.

In Europe, annual sales increased slightly. Strong demand in Russia – 59.6% increase vs. 2006 – and the continued success of Qashqai offset challenging conditions in the mature markets.

In other global markets, Nissan sales increased by 8% to 1,024,683 units. In China, sales in calendar year 2007 increased 25% supported by the continued popularity of the Tiida model and new models such as the Livina. In addition, Infiniti and LCV business units continue to grow in markets such as Korea, GCC and China.

DELIVERING VALUE FOR BOTH PARTNERS

The Renault-Nissan Alliance advanced on all fronts during 2007, creating new opportunities for future growth. In product development and engineering, Nissan was able to enrich its line-up thanks to Renault's Logan platform. Renault is capitalizing on Nissan's acknowledged expertise in 4x4 vehicles. Nissan actively participated in the development of an all-new cross-over vehicle for the Renault and Renault Samsung brands. Styled and defined by Renault, the new vehicle is built by Renault Samsung Motors in Korea.

In a significant move towards reducing CO_2 car emissions as well as particulate pollution, the Alliance and Project Better Place have undertaken to offer electric vehicles to Israeli customers in 2011.

The Alliance is enabling both partners to grow in emerging markets. The Alliance already has significant investments in China through Nissan and Dongfeng, in India with Renault and Mahindra & Mahindra and in Russia with Renault and Avtoframos. On December 8, 2007, Renault signed a Memorundum of Understanding with AvtoVAZ whose manufacturing capacities will allow for production of over 750,000 cars annually. Nissan is building a plant in St Petersburg to start operation in 2009.

In Tangier, Morocco, the Alliance and the Kingdom of Morocco will develop one of the largest vehicle manufacturing facilities in the Mediterranean with a capacity of 400,000 vehicles a year.

In Chennai, India, Renault and Nissan announced plans to build one of the largest automotive production sites in India in the state of Tamil Nadu, with a capacity of 400,000 units per year.

Both companies in the Alliance will continue to grow through innovative collaboration, leveraging the expertise of this uniquely successful partnership aiming for mutual value creation.

1.3.5.1 GLOBAL SALES AND PRODUCTION SITES ◇

WORLDWIDE SALES

(in units)	2007	2006	% CHANGE 2007/2006
Renault Group	**2,484,472**	**2,433,610**	**2.1%**
Renault	2,134,484	2,115,572	0.9%
Samsung	119,824	121,660	-1.5%
Dacia	230,164	196,378	17.2%
Nissan Group	**3,675,574**	**3,477,837**	**5.7%**
Nissan	3,523,891	3,341,571	5.5%
Infiniti	151,683	136,266	11.3%
RENAULT-NISSAN ALLIANCE	**6,160,046**	**5,911,447**	**4.2%**

Find out more at **www.renault.com**

SALES IN WESTERN EUROPE

(in units)	2007	2006	% CHANGE 2007/2006
Renault Group	**1,528,973**	**1,597,478**	**-4.3%**
France	656,523	668,679	-1.8%
Germany	157,968	173,276	-8.8%
Italy	143,800	142,349	1.0%
Spain	198,948	206,326	-3.6%
U.K.	148,970	160,286	-7.1%
Nissan	**391,159**	**417,412**	**-6.3%**
France	43,712	44,809	-2.4%
Germany	44,672	59,335	-24.7%
Italy	51,374	50,015	2.7%
Spain	58,500	62,741	-6.8%
U.K.	82,497	87,013	-5.2%
RENAULT-NISSAN ALLIANCE	**1,920,132**	**2,014,890**	**-4.9%**
France	700,235	713,488	-1.9%
Germany	202,640	232,611	-12.9%
Italy	195,174	192,364	1.5%
Spain	257,448	269,067	-4.3%
U.K.	231,467	247,299	-6.4%

SALES IN CENTRAL & EASTERN EUROPE

(in units)	2007	2006	% CHANGE 2007/2006
Renault Group	**444,341**	**408,540**	**8.8%**
Russia	101,166	72,484	39.6%
Romania	134,176	131,474	2.1%
Turkey	91,645	92,366	-0.8%
Nissan	**172,086**	**118, 284**	**45.5%**
Russia	122,038	76,452	59.6%
Romania	3,166	3,109	1.8%
Turkey	7,438	9,140	-18.6%
RENAULT-NISSAN ALLIANCE	**616,427**	**526,824**	**17.0%**
Russia	223,204	148,936	49.9%
Romania	137,342	134,583	2.1%
Turkey	99,083	101,506	-2.4%

SALES IN NORTH AMERICA

(in units)	2007	2006	% CHANGE 2007/2006
Nissan	**1,145,021**	**1,086,004**	**5.4%**
USA	1,068,238	1,019,249	4.8%
Canada	76,783	66,755	15.0%

SALES IN JAPAN

(in units)	2007	2006	% CHANGE 2007/2006
Renault	**2,470**	**3,042**	**-18.8%**
Nissan	**720,973**	**766,702**	**-6.0%**
RENAULT-NISSAN ALLIANCE	**723,443**	**769,744**	**-6.0%**

SALES IN LATIN AND SOUTH AMERICA

(in units)	2007	2006	% CHANGE 2007/2006
Renault Group	**245,197**	**185,438**	**32.2%**
Brazil	73,614	51,682	42.4%
Argentina	66,969	48,196	39.0%
Mexico	18,615	20,274	-8.2%
Nissan	**320,665**	**318,848**	**0.6%**
Brazil	11,883	5,719	107.8%
Argentina	3,681	3,328	10.6%
Mexico	214,121	228,315	-6.2%
RENAULT-NISSAN ALLIANCE	**565,862**	**504,286**	**12.2%**
Brazil	85,497	57,401	48.9%
Argentina	70,650	51,524	37.1%
Mexico	232,736	248,589	-6.4%

SALES IN MIDDLE EAST AND AFRICA

(in units)	2007	2006	% CHANGE 2007/2006
Renault Group	**112,370**	**102,736**	**9.4%**
Nissan	**258,935**	**216,695**	**19.5%**
RENAULT-NISSAN ALLIANCE	**371,305**	**319,431**	**16.2%**

SALES IN ASIA AND PACIFIC

(in units)	2007	2006	% CHANGE 2007/2006
Renault Group	**151,121**	**136,376**	**10.8%**
China	2,337	2,950	-20.8%
Korea	117,203	119,088	-1.6%
Nissan	**666,735**	**553,892**	**20.4%**
China	457,630	363,252	26.0%
Korea	3,006	1,714	75.4%
RENAULT-NISSAN ALLIANCE	**817,856**	**690,268**	**18.5%**
China	459,967	366,202	25.6%
Korea	120,209	120,802	-0.5%

GLOBAL SALES AND PRODUCTION SITES ◇

Number of units sold worldwide 2007	
Renault group	2,484,472
Nissan group	3,675,574
Renault-Nissan Alliance	6,160,046



United Kingdom
France
Slovenia
Spain
Portugal
1,145
North America
United States
Mexico
Colombia
Brazil (2)
566
245
321
Latin America(1)
Chile
Argentina
Sales in thousands of vehicles - 2007
Renault group sales
Nissan group sales
1,920
1,529
391
Western Europe
Morocco
Russia
616
444
172
Central and Eastern Europe (3)
Romania (Dacia)
Turkey
Egypt
Iran
India
371
112
259
Middle East and Africa
Kenya
South Africa
723
2
721
Japan
South Korea (RSM)
Japan
China (4)
Taiwan
Thailand
Philippines
Malaysia
Indonesia
818
151
667
Asia-Pacific
Renault group plants (Renault, Dacia and Renault Samsung Motors)
Plants of Renault partners
- in Iran, Iran Khodro and SAIPA
- in India, Mahindra & Mahindra
Nissan plants
Body assembly
Powertrain

(1) o/w Mexico.
(2) Including the joint LCV plant.
(3) o/w Russia and Turkey.
(4) Nissan and Dongfeng Motor have set up a joint venture to produce and sell a range of vehicles.

1.3.5.2 VALUE OF JOINT OPERATIONS

Renault sales to Nissan and Renault purchases from Nissan in 2007 are estimated at €1.5 billion and €1.4 billion, respectively, as mentioned in chapter 7, note 13 – I of the notes to the Consolidated Financial Statements.

1.3.5.3 FINANCIAL INFORMATION ON THE ALLIANCE

See chapter 2.1.3.



02

Management report

2.1 EARNINGS REPORT

2.1.1 SALES PERFORMANCE

The presentation of the Renault Group's sales results reflects the geographical organization based on 5 Regions – France, Europe (excl. France), Euromed, Americas, and Asia-Africa – that was introduced on January 1, 2006.

In 2007, worldwide sales for the Renault group rose 2.1% to 2,484,000 units. This result reflects contrasting performances:

- in the France and Europe Regions, which make up a highly competitive market, Group sales declined by 4.1% from 2006. The situation turned around in the second half, however, with a lift from the New Twingo and New Laguna launches, and sales rose 4.6% in the last quarter. The Renault brand has a combined market share of 8.4% for passenger cars and light commercial vehicles (cars + LCVs) and retains its leadership in the LCV market, with a 14.2% market share. The Dacia brand is expanding its customer base and continuing to grow with Logan and Logan MCV, both of which are innovative concepts in Europe. Dacia brand sales rose by almost 68%;
- outside Europe, sales growth quickened. In the Euromed, Americas and Asia-Africa Regions, sales rose 16.3% and now account for 35% of the Group's total sales, versus 30% in 2006. Dacia sales rose 1.0%, while the Renault brand's sales jumped 25.7%. Renault Samsung Motors sales slipped 1.5%.

2.1.1.1 AUTOMOBILE

RENAULT GROUP WORLDWIDE SALES

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
GROUP BY REGION	**2,484,472**	**2,433,610**	**2.1**
France	656,523	668,679	- 1.8
Europe	966,619	1,024,224	- 5.6
France + Europe	**1,623,142**	**1,692,903**	**- 4.1**
Euromed	424,431	380,657	11.5
Americas	245,197	185,438	32.2
Asia-Africa	191,702	174,612	9.8
Euromed + Americas + Asia-Africa	**861,330**	**740,707**	**16.3**
BY BRAND			
Renault	2,134,484	2,115,572	0.9
Dacia	230,164	196,378	17.2
Renault Samsung	119,824	121,660	- 1.5
BY VEHICLE TYPE			
Passenger cars	2,080,110	2,042,796	1.8
Light commercial vehicles	404,362	390,814	3.5

* *Preliminary figures.*

In 2007 the Renault group grew worldwide sales by 2.1% to 2,484,000 vehicles. Sales in the France and Europe Regions declined 4.1% to 1,623,000 units, but there was an upturn of 1.8% in the second half owing to new product launches. Sales in the rest of the world increased by 120,600 units, a gain of 16.3%.

Dacia brand sales increased by 17.2%, with an additional 33,800 units sold. Renault brand sales were up by 18,900 units, or 0.9%. Renault Samsung Motors brand sales were virtually stable at 119,800 units.

FRANCE & EUROPE REGIONS – GROUP SALES BY BRAND

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
France			
Renault	623,839	649,888	-4.0
Dacia	32,684	18,791	73.9
GROUP	**656,523**	**668,679**	**-1.8**
Europe			
Renault	919,563	995,518	-7.6
Dacia	47,056	28,706	63.9
GROUP	**966,619**	**1,024,224**	**-5.6**
France + Europe			
Renault	1,543,402	1,645,406	-6.2
Dacia	79,740	47,497	67.9
GROUP	**1,623,142**	**1,692,903**	**-4.1**

* *Preliminary figures.*

Sales in the passenger car and light commercial vehicle market increased 1.5% to 18 million vehicles in 2007. In this fiercely competitive market, Renault group sales decreased by 4.1% to 1,623,000 units, representing a market share of 8.8%, versus 9.4% in 2006. However, the product offensive reversed this trend and enabled a return to growth in the second half, with a 4.6% increase in fourth-quarter sales.

National market trends varied. The French market ended the year 3.5% higher. The trade-in bonus in Italy fueled 6.8% growth, while sales edged up by 2.7% in the U.K. and by a substantial 24.1% in Poland.

Conversely, sales slipped 1.0% in Spain and fell 8.0% in Germany as a result of a 3-points VAT hike on January 1, 2007.

Renault brand

With 1,543,000 vehicles sold in 2007, a 6.2% decrease, the Renault brand ranked third in the passenger car and light commercial vehicle market, with an 8.4% market share, down 0.7 point on 2006.

After a first-half decline of 10.2%, the launch of New Twingo in June and New Laguna in October marked the start of the product offensive to regain market share for the Renault brand in Europe.

By country

In **France,** Renault brand sales were down 4.0% and its market share shrank by 2.0 points to 23.5%. Twingo (Twingo I plus New Twingo, which was launched mid-June) is already the leader in its segment, with sales of 52,900 units, up 35.6% on 2006. Mégane II, which got a boost from the phase 2 version released in March 2006, and Clio (including Clio Campus and Clio III) were respectively the second- and third-best-selling models in France, with 7.5% and 7.0% of the passenger car market. Laguna (Laguna II plus New Laguna) was in second place in its segment in France, with a 13.9% market share, up 0.8%.

In the Europe Region, Renault was the No. 1 brand in **Portugal** (13.1%) and **Slovenia** (19.4%), and No. 2 in **Spain** (10.1%) and **Croatia** (10.8%).

In **Spain**, where Renault pursued its selective commercial policy amid fierce competition in the market place, sales contracted 4.3%. Twingo entered this market in January 2008 only.

In **Germany**, where the market declined throughout the year, the Renault brand posted a 15.8% decrease and 4.2% market share.

In the **U.K.**, Renault registrations were down 7.1% in a market that started growing again (up 2.7%). In this country, where fleet sales represent 60% of the market, Renault is counting on New Laguna to take back market share.

In **Poland**, Renault sales grew by 12.4% to 23,700 units. Renault benefited from a strong recovery in the market, which was up 24.1% after a period of several years when imports of used cars from Western Europe largely replaced sales of new vehicles.

By model – passenger cars

The passenger car market in the France and Europe Regions totaled 15.8 million vehicles, up 0.8% on 2006. The Renault brand's market share was 7.5%, with sales falling by 8.3%.

By model, Renault's performances were varied:

- *In the city car segment (A segment),* **New Twingo** is the first restyled vehicle under Renault Commitment 2009. New Twingo is manufactured in Novo Mesto, Renault's Slovenian plant, which already makes Clio II. New Twingo targets a broader, more international customer base than the earlier model. It has been on sale in France since mid-June and in eight other European countries since September. Sales of New Twingo totaled 56,300 units. The product mix is at the top end, with Dynamique, GT and Initiale versions accounting for more than half of sales. New Twingo, combined with Twingo I, is its segment leader in France, with a 32.2% market share (up 8.6 percentage points). **Twingo** registrations in the France and Europe Regions totaled 88,100 in 2007, an increase of 60.3%;
- With its twin product offering – Modus and Clio/Thalia – Renault had a 10.8% share of the *small car segment (B segment),* down 1.5 points on 2006.

  Modus registrations dropped by 23.4% on 2006 and accounted for 9.7% of the mini-MPV segment. Renault's B segment offering has been bolstered since early 2008 with **Grand Modus and the phase 2 Modus**. A full 93 mm longer than Modus, with one of the roomiest trunks in its category, Grand Modus has everything it takes to be the main car for the household. The phase 2 Modus (New Modus) has been redesigned with elegant lines. Grand Modus and New Modus are manufactured in the Renault plant at Valladolid, Spain.

  With registrations down 11.3%, **Clio** is No. 3 in the B segment, with an 8.7% market share. Clio III, which has been manufactured at Flins (France) and Bursa (Turkey) since January 2006 and at Valladolid (Spain) since October 2006, entered its third year on the market in September 2007. It is the best-selling hatch sedan in France. Clio II, renamed Clio Campus, is now marketed as the entry-level vehicle in the Renault offer. It accounts for 24.9% of Clio sales.

  In 2007, sales of **Thalia,** the sedan version of Clio, totaled 6,600 units.

The combined A and B small-car segments grew 1.0%, generating 36.0% of sales in the France and Europe Regions.

- With a 10.8% market share, down from 13.5% in 2006, **Kangoo Car** ranks third in the *passenger-carrying van segment*. After ten years on the market, Kangoo was still holding its own before its renewal at the beginning of 2008;
- **Mégane II**, which has been on the market for five years, got a boost from the launch of a phase 2 model in 2006, although sales fell by 10.7% in 2007. Mégane II is third in the *C segment*, with a 9.6% market share, down from 10.8% in 2006. Mégane is the leader in this segment in France, with a 22.6% market share, as well as in Slovenia (18.8%) and Portugal (17.1%);
- In a *C segment* that shrank three-tenths of a point, Mégane (I and II) sold 472,600 units in the France and Europe Regions in 2007. Renault is using the Mégane range to debut its first E85 bioethanol engine offer in Europe. This new engine has been offered in France on Mégane Hatch Sedan and Mégane Estate since late June 2007. Also in this segment, sales of Scénic II were down 3.6%, at 253,000 units, but Scénic is still the MPV leader;
- In the *upper mid-range D segment*, 71,000 **Lagunas** (Laguna II/New Laguna) were registered, a decline of 7.5% in a segment that contracted 5.4%. **New Laguna**, a vehicle that embodies the quality commitment of Renault Commitment 2009 – *that is, to be in the top three in the D segment in terms of product and service quality as of the vehicle's launch* – was rolled out a few days apart in 15 European countries starting in October. Manufactured at the Sandouville plant (France), New Laguna replaced Laguna II, which was discontinued in June 2007. New Laguna is highly appreciated by the sales network. In two and a half months, 22,600 units of the new model have been sold. With the dCi 110 hp engine, New Laguna has a CO_2 emission level of 130 g/km. This is at the top level of its segment and an illustration of Renault's eco[2] environmental initiative. **New Laguna Estate** arrived in showrooms in the final days of 2007. This new model responds to demand in European countries such as Italy and Germany where station wagons are particularly popular. The commercial launch of the Laguna Coupe, a model very similar to the showcar presented in Frankfurt, is slated for the last quarter of 2008;
- With 3,000 **Vel Satis** registrations in 2007, Renault's share of the *upper E1 segment* slipped two-tenths of a point to 0.5%;
- In the *MPV S segment (or Large MPV segment)*, **Espace IV**, boosted by the launch of a phase 2 model in March 2006, had a market share of 14.7%, down two-tenths of a point from 2006 and ranking it number two. Espace is the segment leader in France, with a 34.6% market share, and in Switzerland, with 24.0%, and No. 2 in Benelux, Poland, Slovenia, the Czech Republic and Croatia. Espace IV sales volumes and market share are now holding steady in a generally stable segment owing to an innovative commercial policy that has included a simplification of the offering and the successful launch of several limited series, including Tech Run and Argos.

By model – Light commercial vehicles

The light commercial vehicle market in the France and Europe Regions totaled 2.27 million vehicles, up 6.7% on 2006. With LCV registrations up 1.0% on 2006, the Renault brand had a 14.2% market share and retained its leadership for the tenth year running owing to the combined success of Kangoo Express, Trafic and Master. This performance is especially important because the LCV range is the most profitable component of Renault's offering.

Renault sales were up substantially in most European countries: Portugal (up 20.9%), Switzerland (up 7.1%), Belgium-Luxembourg (up 8.3%), Poland (up 32.8%), Central Europe (up 22.1%), and Italy (up 2.1%).

On the *small van segment*, **Kangoo Express** is No. 2, with an 18.3% market share.

On the *car-derived van segment*, **Clio Van** remained in the lead, with a market share of 14.8%, up half a point on 2006.

In the *van segment*, Renault had a market share of 12.4%, down 1.3 points. Registrations of **Trafic** were up 14.6%. The launch of a phase 2 Trafic and a phase 3 Master in October 2006 added to the range's appeal and gave a fresh boost to sales. To comply with Euro 4 standards, the diesel engine range was completely renewed with the introduction of the 2.0 dCi, developed through the Alliance.

Dacia brand

With 159,300 Logans sold since its European launch in 2004, Dacia has established itself successfully in the France and Europe Regions. In 2007, Logan sales were lifted by the introduction of the station wagon version, the Logan MCV, which accounted for 33.1% of the Logan sales mix at the end of 2007. With this dual offering, Logan sales increased by 67.8% on 2006, totaling 79,500 units, including 32,700 in France. The Logan range in France and Europe was enhanced in March 2006 with a 1.5 dCi diesel engine, already available on Clio, Modus and Kangoo. In many countries, this engine is the cheapest diesel on the market. It accounts for 44.5% of the registration mix in the France and Europe Regions.

EUROMED REGION – GROUP SALES BY BRAND

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
Renault	277,638	235,093	18.1
Dacia	146,793	145,481	0.9
Renault Samsung	-	83	-
GROUP	424,431	380,657	11.5

* *Preliminary figures.*

The automobile market in the Euromed Region expanded by 26.0% in 2007 compared with 2006. Group sales increased by 11.5% to 424,400 units, representing 9.2% of the market and 17.1% of the Group's worldwide sales.

Renault brand

The Renault brand grew by a further 18.1%, with 277,600 units sold, or 65.4% of the Group's sales in the Region. The Renault brand's market share in the Euromed Region came to 6.0%, down 0.3 of a point on 2006.

In **Russia**, where the fast-growing market expanded by 36.2%, the brand's sales surged by 39.6% in 2007 on the continuing success of the Logan, which is sold under the Renault brand. Logan has sold 67,800 units in Russia, accounting for 67.1% of the Group's sales in that country, which makes Russia the biggest market for the model after Romania. These strong results enabled Renault to capture 4.0% of the market, one-tenth of a point higher than in 2006. Logan has been assembled in the Avtoframos plant in Moscow since April 2005 and marketed locally since September of the same year. To keep pace with demand, output at the Moscow plant was raised in June 2007 and will be increased further in mid-2009. The success of the brand can also be attributed to sales of Mégane and Clio Symbol, which grew 36.8% and 63.3% respectively on 2006. Renault showed its determination to go even further on the Russian market by signing a Memorandum of Understanding with AvtoVAZ in December 2007. This investment will help to significantly strengthen the competitive positions of Renault and the Renault-Nissan Alliance on the Russian market.

In **Romania**, where the market is becoming increasingly competitive, the Renault brand made substantial progress alongside Dacia, with sales up 36.6% to 32,400 units and a market share of 9.2%, after 8.2% in 2006. Sales of Clio, which accounted for half the brand's sales mix, rose 22.2% on the Clio III launch and strong results from Thalia (up 17.7%). Mégane II also put in a solid performance, with sales growth of 72.4%.

In **Turkey**, the market contracted by a further 2.7% after the devaluation of the Turkish lira in May 2006. In this setting, the brand recorded a market share of 13.9%, up one-tenth of a point. Renault remained number-one on the car market for the 11th year running. Clio sales rose by 9.3% to 9,400 units following the successful launch of Clio III.

In **Morocco**, Renault achieved market share of 17.1% (up 0.5 of a point) in a market that expanded by 21.3%. Sales of the brand climbed 25.0% to 17,500 units, boosted by the performance of Mégane (up 15.3%), by Clio, whose sales jumped with the launch of Clio III (up 68.2%), by the ongoing popularity of Thalia (up 49.1%) and by the remarkable results posted by the LCV lineup, which recorded a 93.9% increase. Sales of Kangoo Car, which generated 32.2% of the brand's sales in Morocco, rose still further, (up 16.8%). In September 2007, the Alliance signed an agreement with the Kingdom of Morocco to set up an industrial complex in the Tangiers region. The plant will have an installed capacity of 400,000 units annually, with initial operational capacity of 200,000 units p.a. from 2010.

In **Algeria**, where the market grew by 37.7%, Renault sold 23,600 units, a rise of 38.9%, which placed it third on the car and LCV market.

Dacia brand

Dacia's sales in the Euromed Region increased 0.9% on 2006. With 146,800 registrations, Dacia holds 3.2% of the market in the Region.

In **Romania**, Dacia sales dropped 5.5% to 101,800 units in a market that grew 21.6%. The decline can be attributed partly to an influx of imported brands, as well as to the discontinuation of the pickup in 2006 so that all the installed capacity for that model could be switched to the Logan program. However, Dacia remains the market leader with a share of 29.0%.

The Logan range was extended with the launch of Logan MCV at end-2006 and the LCV version derived from the Logan MCV in February 2007. The new models generated 17.8% and 6.7% respectively of the Logan sales mix in Romania. With sales up 6.0% to 101,800 units, Logan accounted for 28.9% of the Romanian car and LCV market.

Dacia continued to grow in **Ukraine**, selling 9,400 units in 2007, a rise of 57.8% on 2006, and earning a 1.7% share of this fast-expanding market. After receiving a warm welcome at the Kiev Car Show in May, Logan MCV performed strongly following the launch in July. Thanks to the success of Logan, the Dacia brand is establishing itself on a long-term basis in the Ukrainian automobile market.

In **Morocco**, Logan, which is assembled at the Somaca plant in Casablanca, sold 12,600 units in 2007, down 0.7% on 2006. Dacia maintained a significant 12.4% of the market in 2007 versus 15.1% in 2006. Dacia is now the number-two brand in the Moroccan market, just behind Renault, and Logan is the top-selling vehicle across all categories.

AMERICAS REGION – GROUP SALES BY BRAND

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
Renault	242,072	182,551	32.6
Dacia	504	448	12.5
Renault Samsung	2,621	2,439	7.5
GROUP	245,197	185,438	32.2

* *Preliminary figures.*

The automobile market in the Americas Region expanded 17.9% on 2006. With 245,000 vehicles sold, a 32.2% rise, the Group took 4.6% of the market, up half a point. Group sales in the region accounted for 9.9% of Renault's worldwide sales.

A full 98.7% of the Group's sales in the Americas Region came from the Renault brand, which posted a 32.6% rise, taking market share to 4.5% (up half a point on 2006).

In **Brazil**, where the market grew 27.5%, Renault sales rose 42.4% on 2006 to reach a record 73,600 units. Four new models went into production at the Curitiba plant over an 18-month period:

- Mégane II, released in March 2006, and Mégane Grand Tour (the station wagon version of Mégane II), launched in November 2006, lifted overall Mégane sales, which amounted to 21,500 units (up 83.2%) in 2007;
- Logan, which is locally manufactured, made a successful debut on the market in July 2007 and posted sales of 14,600 units. Logan is offered with bioethanol engines, which are a must on the Brazilian market;
- Sandero, a five-door hatchback developed on the Logan platform, which made a promising debut at end-2007.

In **Argentina**, Group sales rose by 39.0% to 67,000 units, outpacing the market's growth of 27.1%. Renault's share of the market increased by 1.1 points, bolstered by efforts to rejuvenate the range with the release of Logan and four additions to the Mégane family. Since the start of 2008, Argentina's performance has also benefited from the launch of Sandero.

In **Colombia**, where Logan has been marketed since 2005, Renault Sales rose 17.6% to 39,000 units, strengthening Renault's number-two position on the market. All the models in the range, and especially Logan (up 30.9%), contributed to the record performance in 2007.

In **Mexico**, the market shrank by 3.4% as it opened up to imports of used vehicles that compete fiercely with vehicles costing less than USD 15,000. Renault sales fell by 8.2% to 18,600 units. Kangoo Car and Clio III were launched in July 2007 and sold 4,400 and 900 units respectively. The LCV lineup was successfully expanded with the release of the Trafic van and minibus alongside Kangoo Express.

In **Venezuela**, Group sales more than doubled in 2007, soaring by 126.8% in a market that expanded 42.0%. Logan sales (up 153.4%) accounted for 44.9% of Renault sales and made a strong contribution to that growth. Renault gained 2.3 points of market share to become the number-five brand.

ASIA-AFRICA REGION – GROUP SALES BY BRAND

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
Renault	71,372	52,522	+35.9
Dacia	3,127	2,952	+5.9
Renault Samsung	117,203	119,138	-1.6
GROUP	191,702	174,612	+9.8

* *Preliminary figures.*

In the Asia-Africa Region, the market grew 3.5% on 2006, and Group sales rose 9.8% to 191,700 vehicles. Sales in the Asia-Africa Region accounted for 7.7% of the Group's worldwide sales.

Renault Samsung brand

In South Korea, where the brand generates 97.8% of its sales, Renault Samsung Motors managed to maintain the record volumes of 2006, selling 117,200 units pending new product launches. **QM5**, the Group's first cross-over vehicle, which was designed by Renault, developed by Nissan and manufactured by RSM, was not launched until December. It will therefore fully contribute to the brand's results from 2008 onwards. QM5 will also be marketed outside South Korea as **Koléos** beginning in Spring 2008. Ultimately, around 50% of production will be exported.

Renault Samsung's share of the South Korean passenger car market came to 11.3%:

- **SM7** sales fell 18.6% to 14,200 units in 2007;
- **SM5** sales came to 73,000 units, a 1.6% rise on 2006. The model benefited from the successful launch of the restyled version in early July. Renault Samsung has a 7.0% share of the mid-segment;
- **SM3** sales were down 7.7% to 27,500 units in 2007. The SM3 occupies 13.1% of the sub-mid segment, giving Renault Samsung a third-place ranking in the segment.

At end-December, Renault Samsung Motors had exported 52,400 vehicles, mostly for sale by Nissan under its own brand as part of the Alliance agreement.

Renault brand

Sales of the Renault brand grew 35.9% to 71,400 units in the Asia-Africa Region.

In **India**, where the market grew 13.5% in 2007, the first Logan manufactured at the Nashik plant came off the production line in early April. By the end of 2007, 17,700 Logans had been registered in India. Logan earned two major accolades in its first year on the market. The JD Power IQS India 2007 study ranked Logan number-one on the Entry Segment, and the TNS TCS India 2007 study ranked the Logan diesel highest in the Diesel Mid-size segment. Under the agreement signed in March 2005, the Mahindra-Renault joint venture has a production capacity of 50,000 cars in two shifts.

Renault is already stepping up its development in India with plans for a Renault powertrain plant and a new industrial facility shared by Renault and Nissan at Oragadam near Chennai with a long-term production capacity of 400,000 units. India is thus becoming one of the hubs for Renault's expansion in emerging markets.

In **South Africa** (including Namibia), sales dropped 46.0% on 2006. This can chiefly be attributed to the depreciation of the rand against the euro, which prompted the Group to tighten its commercial policy in order to maintain profitability, as the Group does not have a local manufacturing facility.

In **Iran**, Renault's leading market in the Region, Tondar (the local name for Logan) proved to be a huge success, with 85,000 firm orders recorded in the first week of the vehicle's market launch in March 2007. Difficult economic and financial conditions meant that it took longer than expected to ramp up plant production. By the end of 2007, 10,700 Tondars had been delivered. Corrective measures have been taken and commercial targets for the coming years remain the same.

Find out more at **www.renault.com**

INTERNATIONAL ROLLOUT OF THE LOGAN PROGRAM

LOGAN UNIT SALES	2007*	2006*	2005	2004	TOTAL SINCE SEPT. 2004
DACIA BRAND					
France	32,684	18,791	9,798		61,273
Europe	46,850	28,605	20,511	2,080	98,046
Euromed	146,793	133,707	103,301	20,751	404,552
o/w Romania	101,799	96,037	88,275	20,274	306,385
o/w Morocco	12,638	12,723	2,499		27,860
o/w Algeria	9,090	8,560	2,819		20,469
Americas	504	417	162		1,083
Asia-Africa	3,127	2,952	1,412	2	7,493
TOTAL LOGAN UNDER THE DACIA BRAND	**229,958**	**184,472**	**135,184**	**22,833**	**572,447**
RENAULT BRAND					
Euromed	67,844	49,323	7,057		124,224
o/w Russia	67,844	49,323	7,057		124,224
Americas	40,609	13,811	2,858		57,278
o/w Venezuela	12,762	5,037	689		18,488
o/w Colombia	9,450	7,219	1,894		18,563
Asia-Africa	28,368				28,368
o/w India	17,706				17,706
o/w Iran	10,657				10,657
TOTAL LOGAN UNDER THE RENAULT BRAND	**136,821**	**63,134**	**9,915**		**209,870**
TOTAL LOGAN	**366,779**	**247,606**	**145,099**	**22,833**	**782,317**

* *Preliminary figures.*

Production

The plant in Romania is the main Logan production site, supplying all countries in the France and Europe Regions, as well as Turkey, Algeria, Ukraine, the Middle East and Central Africa. The site has been manufacturing Logan Sedan since June 2004, Logan MCV since September 2006, and the Logan LCV version since December 2006.

In 2005 three other sites started manufacturing Logan Sedan: Moscow in Russia (April 2005), Casablanca in Morocco (June 2005) and Envigado in Colombia (July 2005).

The Group is boosting production capacity to support Logan's sales growth. Capacity at the Envigado site in Colombia was raised from an annual 45,000 to 70,000 units in August 2006. In Russia, the Group increased output from 60,000 to 80,000 units a year in June 2007. In the light of domestic demand and the potential of the Russian market, in February 2007 the Group decided to further extend the capacity of the Avtoframos plant to 160,000 units by mid-2009 in order to manufacture new models of the Logan range. In Romania, approximately €100 million is being invested to increase the production capacity of the Pitesti plant from 235,000 units in 2006 to 350,000 by February 2008.

The year 2007 marked a new stage with the start-up of production in Brazil, India and Iran, taking the number of Logan manufacturing sites to seven.

In February 2007 production started up in Brazil for the domestic and Argentine markets. Cars manufactured at the Curitiba plant will also be sold in Mexico, where Nissan sells a Logan derivative under its own brand. To boost production, Renault started a second shift at the car assembly plant in early April 2007 and hired 600 workers.

In India, the agreement signed in March 2005 with Renault's Indian partner Mahindra includes production of a right-hand-drive Logan. The first Logan came off the production line at Nashik on April 4, 2007.

In Iran, installed production capacity will be 300,000 units a year by 2009, divided between the facilities of Renault's two local partners, Iran Khodro and Saipa.

In November 2007 Renault announced that it was commencing production of Sandero (the fifth vehicle designed on the B0 platform) at the Curitiba plant in Brazil. Nissan's Rosslyn plant in South Africa will begin manufacturing Sandero in 2009. The Pitesti plant will also start manufacturing Sandero in 2008.

Sales and marketing

In 2007 a total of 366,800 Logans were sold worldwide under the Renault and Dacia brands, 48.1% more than in 2006. Logan is a key factor in the Group's international expansion, with more than 78% of sales volumes generated outside Europe. 782,300 units have been sold since the model was first released in Romania in September 2004. The success of the MCV version has helped to sustain this growth, which was further bolstered by the launch of the 85 hp diesel version in the middle of the year. Logan is now sold on 57 markets: 46 under the Dacia brand and 11 under the Renault brand.

In 2007, sales growth was especially strong in the Americas Region, where 41,100 Logans were sold, a 189.0% increase compared with 2006. This was attributable to the popularity of the model in Colombia (up 30.9%) and in Venezuela (up 153.4%) and to Logan's June launch in Argentina (1,800 units). With Logan arriving in July and the brand-new Sandero in December, Brazil sold 14,900 units under this program. Sales also increased in the France and Europe Regions, by 67.8%, to 79,500 units.

In Asia-Africa, Logan sales totaled 31,500 units after the model's launch in India and Iran.

The top-ten countries for Logan sales are Romania, Russia, France, India, Germany, Brazil, Venezuela, Morocco, Iran and Colombia.

Expanding the range

The Logan range was extended with the release of Logan MCV (Multi Convivial Vehicle) in October 2006 in Romania and Bulgaria. Logan MCV is a station wagon that seats up to seven adults. This model is now available in 33 different countries and 81,200 units have been sold. Logan MCV accounted for 22.2% of Logan sales. The model has been such a success that some countries are reporting delivery times of over one year. The situation is returning to normal, however, thanks to the increase in production capacity. Logan Van, an LCV version derived from Logan MCV, was launched on the Romanian and Bulgarian markets in February 2007. A total 7,300 units of this model – 2.0% of the Logan family sales mix – were sold in 2007.

Sandero, which was launched in December 2007 in Brazil and in January 2008 in Argentina, represents the latest stage in the Group's international expansion. In 2008, a Dacia version will be produced in Pitesti (Romania) for European and North African markets. In 2009, Renault Sandero will be built and sold in South Africa, and other markets are currently being considered.

In all, the Logan program will offer six vehicles under the Renault Commitment 2009 plan.

2.1.1.2 SALES FINANCING

PROPORTION OF NEW VEHICLE REGISTRATIONS FINANCED

In 2007, RCI Banque financed 33.1% of new Renault, Nissan and Dacia registrations in the **France and Europe Regions** (down from 33.9% in 2006). RCI Banque financed a stable proportion of Renault registrations (35.4% versus 35.3% in 2006) but a smaller proportion of Nissan registrations (24.1%, down from 28.9% in 2006).

RCI Banque's share of registrations decreased in the **Americas Region** (26.2% versus 30.4% in 2006). Good results in Argentina were not enough to offset a downturn in Brazil.

RCI Banque's share rose sharply to 26.6% in South Korea, RCI's only outlet in the **Asia-Africa Region**, after 12.7% in 2006.

RCI Banque's performance in the **Euromed Region** (where Romania is the only consolidated country) improved to 31.4% (versus 30.7% in 2006).

NEW FINANCING CONTRACTS AND AVERAGE LOANS OUTSTANDING

RCI Banque generated €9.4 billion in new financing contracts excluding "card" business and personal loans in 2007 (versus €9.7 billion in 2006, a decline of 3.1%), with 898,334 new contracts in 2007 (compared with 946,036 in 2006, a decline of 5.0%).

In 2007, RCI Banque's average loans outstanding dipped 1.2% to €22.9 billion (on a consistent basis).

INTERNATIONAL GROWTH

RCI Banque changed its structure in the U.K. by setting up RCI Financial Services, a wholly-owned subsidiary of RCI in the U.K., which now manages Renault and Nissan business (until June 30, 2007 the Renault financing business was managed jointly with HBOS).

RCI established a presence in the Nordic countries, where a branch opened for business on January 1, 2008; in Morocco, where a finance company was set up after receiving approval from the Moroccan central bank, with consumer financing starting up in November and network financing in December, both of which are fully financed by RCI Maroc; and in Ukraine, where a commercial company was set up and is scheduled to open for business in first-quarter 2008.

RCI also stepped up its presence in Poland, by starting up the network financing and Nissan customer business on January 1, 2007.

In 2007, RCI Banque also launched finance businesses in:

- Slovenia: operational startup of the branch and the network financing business; transfer of Renault's customer sales agreements on January 1, 2007;
- the Baltic States: operational startup of the sales agreement with Hansa Leasing;
- Slovakia: startup of the network financing business on May 1, 2007.

2.1.1.3 SALES AND PRODUCTION STATISTICS ◇

TOTAL INDUSTRY VOLUME – REGISTRATIONS

Main Renault group markets

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
FRANCE REGION	**2,526,005**	**2,440,580**	**3.5**
EUROPE REGION	**15,513,732**	**15,333,358**	**1.2**
o/w: Germany	3,376,044	3,670,406	-8.0
Italy	2,725,861	2,553,329	6.8
U.K.	2,752,175	2,678,943	2.7
Spain+Canary Islands	1,890,694	1,909,241	-1.0
Belgium+Luxembourg	648,104	641,083	1.1
Poland	347,378	280,020	24.1
FRANCE + EUROPE REGIONS	**18,039,737**	**17,773,938**	**1.5**
EUROMED REGION	**4,610,779**	**3,658,517**	**26.0**
o/w: Romania	351,445	289,066	21.6
Russia	2,569,522	1,886,824	36.2
Turkey	594,762	617,838	-3.7
Algeria	196,853	142,955	37.7
Morocco	102,202	84,277	21.3
AMERICAS REGION	**5,373,872**	**4,558,090**	**17.9**
o/w: Mexico	1,093,988	1,132,417	-3.4
Colombia	225,504	176,273	27.9
Brazil	2,339,920	1,834,581	27.5
Argentina	534,199	420,304	27.1
ASIA-AFRICA REGION	**21,889,036**	**21,139,614**	**3.5**
o/w: South Africa	587,131	619,968	-5.3
South Korea	1,256,598	1,182,680	6.3
EUROMED + AMERICAS+ ASIA-AFRICA REGIONS**	**31,873,687**	**29,356,221**	**8.6**

* *Preliminary figures.*

** *Excl. North America.*

RENAULT GROUP – REGISTRATIONS (REG'S) AND MARKET SHARE (MKT SH.)

Sales performance in main markets

	2007*		20	
CARS + LCVs	**REG'S** *(in units)*	**MKT SH.** *(%)*	**REG'S** *(in units)*	**MKT SH**
FRANCE REGION	**626,705**	**24.8**	**641,905**	
EUROPE REGION	**966,538**	**6.2**	**1,024,127**	
o/w: Germany	157,968	4.7	173,276	
Italy	143,800	5.3	142,349	
U.K.	148,970	5.4	160,286	
Spain+Canary Islands	198,948	10.5	206,326	
Belgium+Luxembourg	63,792	9.8	66,986	
Poland	25,763	7.4	22,475	
FRANCE + EUROPE REGIONS	**1,593,243**	**8.8**	**1,666,032**	
EUROMED REGION	**424,431**	**9.1**	**380,657**	
o/w: Romania	134,176	38.2	131,474	
Russia	101,166	3.9	72,484	
Turkey	91,645	15.4	92,366	
Algeria	32,667	16.6	25,629	
Morocco	30,151	29.5	26,750	
AMERICAS REGION	**245,197**	**4.6**	**185,438**	
o/w: Mexico	18,615	1.7	20,274	
Colombia	39,053	17.3	33,196	
Brazil	73,614	3.1	51,682	
Argentina	66,969	12.5	48,196	
ASIA-AFRICA REGION	**191,702**	**0.9**	**174,612**	
o/w: South Africa	8,407	1.4	15,580	
South Korea	117,203	9.3	119,088	
EUROMED + AMERICAS+ ASIA-AFRICA REGIONS**	**861,330**	**2.7**	**740,707**	

* *Preliminary figures.*
** *Excl. North America.*

RENAULT GROUP – REGISTRATIONS IN FRANCE + EUROPE REGIONS BY MODEL

CARS + LCVs *(in units)*	**2007***	**2006***	**% CHA**
Twingo/Twingo II	88,714	55,668	
Clio II/Clio III	434,561	482,307	
Thalia	6,581	8,267	
Modus	62,825	82,208	
Logan/Logan MCV	79,487	47,347	
Mégane/Mégane II	488,653	546,134	
Laguna II/Laguna III	71,397	77,249	
Vel Satis	3,043	4,877	
Espace/Espace IV	40,624	41,366	
Kangoo	142,061	159,815	
Trafic/Trafic II	88,950	76,424	
Master/Master II	75,963	73,886	
Mascott**/Master Propulsion	6,897	9,851	
Maxity	2,804	-	
Other	683	633	
REGISTRATIONS IN FRANCE + EUROPE	**1,593,243**	**1,666,032**	

* *Preliminary figures.*
** *Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

RENAULT GROUP – REGISTRATIONS IN EUROMED, AMERICAS AND ASIA-AFRICA REGIONS BY MODEL

CARS + LCVS *(in units)*	2007*	2006*	% CHANGE
Twingo/Twingo II	14,176	13,264	6.9
Clio II/Clio III	97,734	92,179	6.0
Thalia/Symbol	94,393	85,340	10.6
Modus	1,435	4,157	-65.5
Sandero	279	-	-
Logan/Logan MCV	287,245	200,210	43.5
Mégane/Mégane II	149,750	125,495	19.3
Laguna/Laguna III	4,152	4,199	-1.1
Vel Satis	66	82	-19.5
Espace/Espace IV	139	289	-51.9
SM3	29,726	31,853	-6.7
SM5	73,330	72,270	1.5
SM7	14,238	17,537	-18.8
QM5	2,518	-	-
Kangoo	72,271	64,556	12.0
Trafic/Trafic II	4,064	3,933	3.3
Master/Master II	15,412	13,027	18.3
Mascott**/Master Propulsion	280	452	-38.1
Maxity	52	-	-
Other	70	11,864	-99.4
REGISTRATIONS IN EUROMED + AMERICAS + ASIA-AFRICA	**861,330**	**740,707**	**16.3**

* *Preliminary figures.*

** *Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

RENAULT GROUP – SALES PERFORMANCE OF MODELS BY SEGMENT IN FRANCE + EUROPE REGIONS *

			RENAULT'S SHARE			RANK
	SEGMENT	% CHANGE SEGMENT 2007/2006	% 2007	% 2006	CHANGE (PT) 2007/2006	2007
PASSENGER CARS						
Twingo/Twingo II	A	+5.3	7.4	4.9	2.5	6
Clio/Clio III	B	-0.1	8.7	9.7	-1.1	3
Thalia	B	-0.1	0.1	0.2	0.0	33
Modus	B	-0.1	1.3	1.7	-0.4	22
Logan	B	-0.1	1.8	1.1	0.7	16
Mégane/Mégane II	C	-0.2	9.6	10.8	-1.1	3
Laguna	D	-5.4	3.1	3.1	-0.1	11
Vel Satis	E1	-5.6	0.5	0.8	-0.3	21
Espace/Espace IV	MPV	-0.5	14.7	14.9	-0.2	2
Kangoo	Passenger-carrying van	-1.1	10.9	13.5	-2.6	3
Trafic/Trafic II	Passenger-carrying van	-1.1	4.2	3.3	0.9	9
Master/Master II	Passenger-carrying van	-1.1	1.2	1.1	0.1	16
LIGHT COMMERCIAL VEHICLES						
Car-derived vans:						
Twingo		-0.8	0.2	0.2	0.0	45
Clio		-0.8	14.8	14.3	0.5	1
Modus		-0.8	0.9	1.3	-0.3	22
Mégane/Mégane II		-0.8	5.1	5.4	-0.3	5
Small vans:						
Kangoo		-0.2	18.3	19.7	-1.4	2
Vans:						
Trafic/Trafic II		-11.0	6.4	6.2	0.1	6
Master/Master II		-11.0	5.9	6.5	-0.6	7
Mascott/Master Propulsion		-11.0	0.6	1.0	-0.4	23

* *Preliminary figures.*

RENAULT GROUP WORLDWIDE PRODUCTION BY MODEL AND BY SEGMENT [1]

CARS + LCVs *(in units)*	2007*	2006*	% CHANGE
Logan	420,255	256,351	63.9
ENTRY SEGMENT	**420,255**	**256,351**	**63.9**
Twingo/Twingo II	118,082	64,101	45.7
Clio**/Clio III/Thalia	631,567	720,194	-12.3
Modus	67,514	70,979	-4.9
A AND B SEGMENTS	**817,163**	**855,274**	**-4.4**
Mégane/Mégane II	629,612	662,281	-4.9
SM3	82,650	71,817	15.1
QM5/Koléos	5,241	-	-
C SEGMENT	**717,503**	**734,098**	**-2.3**
Laguna/Laguna III	99,512	73,065	36.2
SM5	76,363	71,675	6.5
SM7	15,081	17,807	-15.3
Espace IV	40,674	41,432	-1.8
VelSatis	2,812	4,683	-39.9
D, E AND MPV SEGMENTS	**234,442**	**208,662**	**12.3**
Kangoo	220,038	232,647	-5.4
Nouveau Kangoo	7,226	-	-
Trafic II [2]	115,904	107,279	8.0
Master II	119,120	105,789	12.6
Mascott	7,585	17,413	-56.4
Pickup 1310	-	11,208	-
SMALL VANS, VANS AND PICKUPS	**469,873**	**474,336**	**-0.9**
GROUP WORLDWIDE PRODUCTION	**2,659,236**	**2,528,721**	**5.2**

* *Preliminary figures.*
** *Including 8,946 Renault-branded Clio manufactured at the Nissan plant in Aguascalientes (Mexico) in 2007.*
(1) Production data concern the number of vehicles leaving the production line.
(2) Excluding GM production in Luton but including GM production in Barcelona.

Renault group's new geographical organization – Countries in each region

FRANCE	
	Metropolitan France
EUROPE (EXCL. FRANCE)	
	Austria, Baltic States, Belgium-Luxembourg, Bosnia, Croatia, Cyprus, Czech Republic, Denmark, Finland, Germany, Greece, Hungary, Iceland, Ireland, Italy, Kosovo, Macedonia, Malta, Montenegro, Netherlands, Norway, Poland, Portugal, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, UK
EUROMED	
Eastern Europe	Bulgaria, Moldova, Romania
Russia/CIS	Armenia, Belarus, Georgia, Kazakhstan, Russia, Ukraine
Turkey	Turkey, Turkish Cyprus
North Africa	Algeria, Morocco, Tunisia
AMERICAS	
Northern Latin America	Colombia, Costa Rica, Cuba, Ecuador, Honduras, Mexico, Nicaragua, Panama, El Salvador, Venezuela, Dominican Republic, Guadeloupe, French Guiana, Martinique
Southern Latin America	Argentina, Brazil, Bolivia, Chile, Paraguay, Peru, Uruguay
ASIA & AFRICA	
Asia Pacific	Australia, Indonesia, Japan, Malaysia, New Caledonia, New Zealand, Singapore, Tahiti, Thailand
India	
Middle East & French-speaking Africa	Saudi Arabia, Egypt, Gulf States, Jordan, Lebanon, Lybia, Pakistan, Syria + French speaking African countries
Africa & Indian Ocean	South Africa + Sub-Saharan African countries, Indian Ocean islands
Korea	
Iran	
China	Hong Kong, Taiwan
Israel	

2.1.2 COMMENTS ON THE FINANCIAL RESULTS

Group **revenues** totaled €40,682 million at 1.8% increase in 2006, on a consistent basis [4].

Operating margin was €1,354 million, or 3.3% of revenues, in 2007 compared with €1,063 million and 2.6% in 2006. ✧

Automobile contributed €882 million in 2007, or 2.3% of revenues, compared with 1.5% in 2006. That improvement, in the face of increasingly unfavorable exchange rates, can be attributed chiefly to growth outside Europe and cost-cutting efforts, mainly in purchasing (despite the increase in raw materials prices), but also on manufacturing costs and administrative expenses.

Sales Financing (RCI Banque) contributed €472 million to operating margin, or 23.6% of revenues (€492 million, or 25.6% in 2006).

Renault earned €1,675 million from its **share in associated companies** – chiefly Nissan and AB Volvo – taking **net income** to €2,734 million.

The **net financial debt of Automobile** decreased €326 million to €2,088 million at December 31, 2007, compared with €2,414 million at December 31, 2006. The ratio of net financial debt to Group shareholders' equity stood at 9.5% at end-December 2007, down from 11.5% at end-December 2006.

Automobile generated €961 million of free cash flow [5] in 2007.

(4) The changes in accounting methods chiefly concern operations related to contracts with subcontractors and sales of parts under warranty to customers, previously recorded as revenue.

(5) Free cash flow: self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

2.1.2.1. CONSOLIDATED INCOME STATEMENT

Group **revenues** came to €40,682 million, up 1.8% on 2006, on a consistent basis.

Divisional contribution to Group revenues ◇

	2007 REPORTED			2006 RESTATED FOR 2007 SCOPE AND METHODS [1]			% CHANGE 2007/2006			2006 REPORTED
(€ million)	H1	H2	YEAR	H1	H2	YEAR	H1	H2	YEAR	YEAR
Automobile	19,567	19,112	38,679	19,871	18,187	38,058	-1.5%	5.1%	1.6%	39,605
Sales Financing	995	1,008	2,003	985	926	1,911	1.0%	8.9%	4.8%	1,923
TOTAL	**20,562**	**20,120**	**40,682**	**20,856**	**19,113**	**39,969**	**-1.4%**	**5.3%**	**1.8%**	**41,528**

(1) The changes in accounting methods chiefly concern operations related to contracts with subcontractors and sales of parts under warranty to customers, previously recorded as revenue.

The contribution from **Sales Financing** (RCI Banque) to revenues was €2,003 million, up 4.8% on 2006, on the higher average interest rate on the customer loan portfolio.

The contribution from **Automobile** was €38,679 million, up 1.6% on a consistent basis.

Several trends were at work:

- the revenue contribution from the France and Europe Regions fell 2.6% in a fiercely competitive market. Sales growth was positive in the second half, quickening in the final quarter with the launch of new products;
- all the other Regions made a positive contribution to revenues in 2007 on strong sales growth, especially in the Americas and Euromed Regions, where the product mix improved. The total contribution of Euromed, Americas and Asia-Africa improved 3.1% on 2006.

The increase in revenues can also be attributed to higher sales of powertrains and vehicles to partners, which made a positive contribution of 1.2 point.

Divisional contribution to Group operating margin

(€ million)	H1 2007	H2 2007	YEAR 2007	YEAR 2006	CHANGE
Automobile	455	427	882	571	311
% of revenues	*2.3%*	*2.2%*	*2.3%*	*1.5%*	
Sales financing	267	205	472	492	-20
% of revenues	*26.8%*	*20.3%*	*23.6%*	*25.7%*	
TOTAL	722	632	1,354	1,063	291
% of revenues	*3.5%*	*3.1%*	*3.3%*	*2.6%*	

Group **operating margin** in 2007 totaled €1,354 million in 2007, or 3.3% of revenues, compared with €1,063 million and 2.6% in 2006.

Sales Financing contributed €472 million to Group operating margin, or 23.6% of its revenues, versus €492 million and 25.7% in 2006. This slight contraction can be explained by a decline in sales financing business, due to the decrease in commercial activity in Automobile in 2006 and first-half 2007.

Amid adverse economic conditions in 2007, with a negative currency impact of €154 million and raw materials costs up by €270 million, Automobile's contribution to operating margin increased 54.5% to €882 million, or 2.3% of revenues, owing chiefly to:

- growth in international sales, with the three non-European regions generating positive operating margin;
- the steady performance of the commercial vehicle line-up in Europe;
- continued cost-cutting efforts:
  - purchasing costs fell by €660 million, excluding the impact of raw materials,
  - manufacturing and logistics costs improved by €137 million,
  - G&A declined 2%, by €44 million,
  - special product-recall and warranty extension operations were carried out with a view to preserving the Group's brand image; these resulted in a €152 million increase in warranty-related costs.

The product development cycle was the reason for a €196 million increase in capitalized R&D expenses in 2007.

Renault group – R&D expenses*

(€ million)	H1 2007	H2 2007	YEAR 2007	YEAR 2006
R&D expenses	1,222	1,240	2,462	2,400
% of revenues	5.9%	6.2%	6.1%	6.0%
Capitalized development expenses	(666)	(621)	(1,287)	(1,091)
% R&D expenses	54.5%	50.1%	52.3%	45.5%
Amortization	351	324	675	654
R&D EXPENSES RECORDED IN THE INCOME STATEMENT	907	943	1,850	1,963

* *R&D expenses are fully incurred by Automobile.*

Research and Development expenses amounted to €2,462 million in 2007, of which €1,287 million, or 52.3% of the total, were capitalized, compared with 45.5% in 2006. This amount reflects the ongoing development and renewal of the vehicle and powertrain range under Renault Commitment 2009.

Overall, R&D expenses recorded in the income statement amounted to €1,850 million, or 4.5% of Renault Group revenues, compared with €1,963 million in 2006, or 4.9% restated.

Other operating income and expenses showed a net charge of €116 million in 2007, compared with a net charge of €186 million in 2006.

In 2007 this item essentially comprised:

- €143 million in restructuring and workforce adjustment costs and provisions, compared with €241 million in 2006;
- capital gains amounting to €86 million, compared with €109 million in 2006, on the sale of land, mainly in France and Spain.

After recognizing this item, Group **operating income** came out at €1,238 million, versus €877 million in 2006.

Net financial income/expense showed income of €76 million in 2007, €15 million higher than in 2006. Excluding the exceptional €135 million profit on the sale of Scania securities in 2006, financial income improved by €150 million. That increase can be attributed chiefly to:

- the lower cost of borrowing in Automobile. Through sound management of its financial assets and liabilities, Automobile continues to optimize the cost of its debt, despite a slight increase in average borrowings over the period;
- income of €53 million related to the positive impact of the fair value change in Renault SA redeemable shares at closing market price compared with a charge of €31 million in 2006.

In 2007 Renault booked a profit of €1,675 million from its share in the **net income of associated companies**:

- €1,288 million from Nissan;
- €352 million from AB Volvo.

Current and deferred taxes amounted to a net charge of €255 million (equivalent to 2006). The effective tax rate (before the impact of income from associated companies) was 19% in 2007, compared with 27% in 2006. The lower rate was due to the refund of a tax credit in Italy and the continued improvement in the profit outlook for Renault do Brasil and Renault Argentina, which made it possible to recognize some of the deferred tax assets arising on loss carryforwards in those countries.

Net income was €2,734 million, compared with €2,960 million in 2006. After neutralizing Renault shares held by Nissan and treasury stock, earnings per share came to €10.32, compared with €11.23 in 2006.

2.1.2.2 INVESTMENTS AND FUTURE-RELATED COSTS

Net capital expenditure by Automobile came to €3,565 million in 2007 (including €1,287 million in capitalized R&D expenses) compared with €3,585 million in 2006 (including €1,091 million in capitalized R&D expenses).

Tangible and intangible investments net of disposals, by division

(€ million)	2007	2006
Tangible investments	3,160	3,340
Intangible investments	1,347	1,129
o/w capitalized R&D	1,287	1,091
o/w other intangible investments	60	38
Total acquisitions	4,507	4,469
Disposal gains	(942)	(884)
Total Automobile	3,565	3,585
Total Sales Financing	(7)	(93)
TOTAL GROUP	3,558	3,492

In 2007 capital expenditure of Automobile was directed primarily at renewing products and components and upgrading facilities:

- in Europe, range-related investments accounted for 69% of total gross outlays. Funds were allocated chiefly to the New Laguna, New Kangoo and the next Mégane;
- outside Europe, investments accounted for 33% of total gross spend, and were allocated primarily to Romania, Korea, Turkey and Mercosur to extend the range and increase production capacity.

The main non product-related investments were in quality, working conditions and the environment, as in 2006.

Renault Group – Future-related costs

(€ million)	2007	2006*
Capital expenditure, net of disposals	3,558	3,492
Capitalized development expenses	(1,287)	(1,091)
Leased vehicles (net of disposals)	(95)	(181)
Net industrial and commercial investments (1)	**2,176**	**2,220**
% of revenues	*5.3%*	*5.5%*
R&D expenses (2)	**2,462**	**2,400**
% of revenues	*6.1%*	*6.0%*
Future-related costs (1) + (2)	**4,638**	**4,620**
% of revenues	*11.4%*	*11.5%*

* *Restated revenues taken into account.*

2.1.2.3. AUTOMOBILE NET DEBT

Net financial debt of Automobile was €2,088 million at December 31, 2007, or 9.5% of shareholders' equity (compared with 11.5% of shareholders' equity at December 31, 2006).

The €326 million reduction in net debt was due to the following factors:

- cash flow of €4,552 million, an increase of €1,289 million on a consistent basis compared with 2006. That improvement was attributable to an increase in operating margin and dividends from associated companies, of which:
  - €456 million from Nissan,
  - €477 million from AB Volvo;
- sound management of net capital expenditure, which remained stable in 2007, at €3,565 million (after €3,585 million in 2006);
- virtual stability of the working capital requirement at end-December 2007.

Automobile generated €961 million in free cash flow. The dividend payout was €913 million, compared with €681 million in 2006, including €863 million paid by Renault SA.

Automobile's net financial debt also improved as a result of translation gains, including €233 million in connection with yen-denominated debt.

Automobile – Net financial debt

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006
Non-current financial liabilities	5,141	5,159
Current financial liabilities	2,413	4,423
Non-current financial assets – other securities, loans and derivatives on financial operations	(585)	(527)
Current financial assets	(1,184)	(1,678)
Cash and cash equivalents	(3,697)	(4,963)
NET FINANCIAL DEBT	**2,088**	**2,414**

2.1.2.4. SHAREHOLDERS' EQUITY

At December 31, 2007, **shareholders' equity** had increased by €998 million to €22,069 million, compared with a restated amount of €21,071 million at December 31, 2006.

The main reasons for the increase are recognition of €2,734 million in net income for 2007, minus:

- an €803 million dividend payout by Renault, or €3.10 per share for 2006, adjusted for Renault's equity interest in Nissan and treasury stock;
- a €738 million decline in translation adjustments, mainly including the indirect impact of the change in Nissan shareholders' equity, net of yen hedging;
- a €126 million increase in treasury stock compared with December 31, 2006 as a result of share buybacks in second-half 2007 to cover dilution related to the exercise of options granted to employees;
- a €37 million decrease in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments).

2.1.3 FINANCIAL INFORMATION ON THE ALLIANCE

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2007.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2007, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to December 31, 2007 whereas Nissan's financial year-end is March 31.

2.1.3.1 KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues 2007 at Dec. 31, 2007

(€ million)	RENAULT	NISSAN [1]	INTERCOMPANY ELIMINATIONS	ALLIANCE
Sales of goods and services	39,190	63,591	(2,953)	99,828
Sales financing revenues	1,492	4,816	-	6,308
REVENUES	**40,682**	**68,407**	**(2,953)**	**106,136**

(1) Converted at the average exchange rate for 2007: EUR 1 = JPY 161.2.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2007 results.

The **operating margin, the operating income and the net income** of the Alliance in 2007 are as follows:

(€ million)	OPERATING MARGIN	OPERATING INCOME	NET INCOME [2]
Renault	1,354	1,238	1,446
Nissan [1]	4,680	4,380	2,948
ALLIANCE	**6,034**	**5,618**	**4,394**

(1) Converted at the average exchange rate for 2007: EUR 1 = JPY 161.2.

(2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 5.7% of revenues.

In 2007, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

(€ million)	
Renault	1,850
Nissan	2,251
ALLIANCE	**4,101**

2.1.3.2 BALANCE SHEET INDICATORS

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

Renault at December 31, 2007

ASSETS	(€ million)
Intangible assets	4,056
Property, plant and equipment	13,055
Investments in associates (excluding Alliance)	2,011
Deferred tax assets	220
Inventories	5,932
Sales financing receivables	20,430
Automobile receivables	2,083
Other assets	4,724
Cash and cash equivalents	4,721
Total assets excluding investment in Nissan	**57,232**
Investment in Nissan	10,966
TOTAL ASSETS	**68,198**

SHAREHOLDERS' EQUITY AND LIABILITIES	(€ million)
Shareholders' equity	22,069
Deferred tax liabilities	118
Provisions for pension and other long-term employee benefit obligations	1,203
Financial liabilities of the Automobile division	6,658
Financial liabilities of the Sales Financing Division and Sales Financing Debts	21,468
Other liabilities	16,682
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,198**

Nissan at December 31, 2007 (1)

ASSETS	(€ million)
Intangible assets	4,546
Property, plant and equipment	31,580
Investments in associates (excluding Alliance)	133
Deferred tax assets	-
Inventories	7,922
Sales financing receivables	21,897
Automobile receivables	4,380
Other assets	5,561
Cash and cash equivalents	2,733
Total assets excluding investment in Renault	**78,752**
Investment in Renault	2,050
TOTAL ASSETS	**80,802**

SHAREHOLDERS' EQUITY AND LIABILITIES	(€ million)
Shareholders' equity	27,583
Deferred tax liabilities	2,079
Provisions for pension and other long-term employee benefit obligations	1,744
Financial liabilities of the Automobile division	4,574
Financial liabilities of the Sales Financing Division and Sales Financing Debts	29,049
Other liabilities	15,773
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**80,802**

(1) Converted at the closing rate for 2007: EUR 1 = JPY 164.9.

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 2007, excluding leased vehicles, amount to:

(€ million)	
Renault	2,290
Nissan	3,129
ALLIANCE	**5,419**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in:

- a maximum 5-10% decrease in shareholders' equity – Group share;
- a €16 billion increase in shareholders' equity – minority interests' share.

2.1.4 PROGRESS REPORT ON RENAULT COMMITMENT 2009

Launched two years ago, the Renault Commitment 2009 plan is three-fold:

ONE: QUALITY

The improvements are as follows:

- the number of defects at the end of the assembly line has been divided by six in the past two years;
- the number of incidents reported during the first three months on the road was reduced by half from 2005 to 2007;
- some vehicles already rank among the top 3 of their segment (for example Scénic, Modus and Clio 3 ranked among the best three cars of their category by the German Automobile Club and Logan recognized in India as the best in its category by two independent organizations);
- all indicators show that New Laguna is on track to be acknowledged as one of the top three in its segment in terms of quality;
- the quality of service has improved considerably as well. The share of "fully satisfied" customers worldwide with sales and after-sales services rose from 72.1% in January 2006 to 78.4% at the end of 2007. This increase represents 700,000 more customers who are fully satisfied.

All processes are now in place to ensure that this progress spreads to the entire line-up, all over the world, to make quality one of Renault's durable assets.

TWO: PROFITABILITY

The operating margin milestones set for 2006 and 2007 were achieved. The operating margin of 3.3% in 2007 exceeds the 3% forecast. In 2006 and 2007, the improvement in profitability is due chiefly to the efforts made by all business functions in the past two years to improve productivity and cut costs:

- purchasing costs were reduced by 9.1%, excluding the impact of raw material prices;
- productivity gains in the plants helped cut manufacturing costs by 5.4%;
- logistics costs fell by 7.3%;
- general and administrative expenses have declined 5% despite the development of international operations;
- distribution costs rose by 3.1%. They are expected to decline in the next two years of the plan as the product range is renewed;
- investment costs have been reduced by 35%, enabling Renault to execute this period of intensive development without a significant increase in its investments.

This policy will be pursued with the same focus in 2008 and 2009.

The Regional Management Committees set up to reinforce Renault international management have increased the number of profit centers and reduced the Group's dependence on the European market.

Cost reduction

	2007 VS 2005	2009 OBJECTIVES
Purchasing performance	-9.1%	-14%*
Manufacturing	-5.4%	-12%
Logistics	-7.3%	-9%
G&A	-5% (ie 4.8% rev.)	< 4% revenues
Distribution costs	+3.1%	-8% per unit in Europe
Investment costs	-35%	-50%

* *2008 objective.*

THREE: GROWTH

The groundwork for strong and sustainable growth was centered on the product range, the development of new technologies and geographical expansion:

- never before has Renault developed so many new products, at such high quality levels and during such a short period as in the past two years. The number of new vehicles being developed doubled between 2005 and 2007. The resulting rapid pace of product launches will fuel growth thanks to a rejuvenated product range, extending into new segments and much better tailored to the requirements of customers, be they French, German, Brazilian, Indian, Russian or Korean;
- alongside these products, new technologies designed to reconcile performance, safety and preservation of the environment were developed.

  New engines were added to the powertrain range, which have become benchmarks in their segments in terms of fuel efficiency, like the 2.0-liter dCi, the 1.2-liter 100 hp turbo or the dCi 110 hp, which enables New Laguna to emit just 130 grams of carbon dioxide per kilometer. Thanks to the optimization of existing engines, 48% of Renault vehicles sold in Europe in 2007 emit less than 140 grams of carbon dioxide per kilometer.

  Lastly, Renault leadership in the field of safety was confirmeo with nine cars that have been awarded the maximum 5-star rating in the Euro NCAP tests;
- the first half of the plan also saw Renault's expansion in high-growth markets (production capacities increased in Colombia, Russia, Turkey and Romania and launch into new markets – India and Iran). Between the end of 2005 and the end of 2007, the production capacity, including that installed at partners, increased by 600,000 vehicles a year.

2.1.5 OUTLOOK

In a less favorable macroeconomic environment in 2008, Renault can count on the impact from the launch of nine new products globally and on its expansion into the most dynamic and growing markets for auto sales in the world.

Renault therefore confirms its target of 4.5% operating margin for the year and an increase of more than 10% in Group sales compared to 2007.

At the Annual General Meeting of shareholders, Renault will propose a dividend payment of €3.80 per share in 2008 on 2007 earnings, compared with a payment of €3.10 in 2007 on 2006 earnings. That proposal is in line with the announcement of steadily increasing dividends under Renault Commitment 2009.

2.2 RESEARCH AND DEVELOPMENT

2.2.1 INTRODUCTION

The Automobile activity invests heavily in research and development to renew and broaden the range and provide the high standards of service expected by customers.

R&D spending also addresses the challenges facing the automotive industry, notably with regard to the road safety and environmental issues to which Renault is deeply committed.

Research and Development expenditure *

UNDER IFRS	2007	2006**	2005	2004
R&D expenditure (€ million)	2,462	2,400	2,264	1,961
Group revenues (€ million)	40,682	39,969	41,338	40,292
R&D spend ratio	6.1%	6.0%	5.50%	4.90%
R&D headcount, Renault group	16,219	15,658	12,939	12,352
Renault group patents	998	933	895	765

* *All R&D expenditure is incurred by Automobile.*

** *2007 scope*

2.2.2 R&D AND RENAULT COMMITMENT 2009

R&D activities can be broken down into two main categories:

- research, which involves preparing and introducing innovative features for new vehicles;
- design, development and manufacture, which involves producing vehicles and powertrain subsystems in accordance with quality, cost and delivery time criteria.

Renault pursues its innovation policy in two ways:

- developing innovations that deliver clear added value for customers;
- developing innovations that can be used extensively across the vehicle range.

The Renault [T] ("square T") technology plan, launched in 2005, consists of prioritizing and scaling research and advanced technology activities so that they are consistent with the strategic priorities of Renault Commitment 2009 in four main areas:

- safety;
- CO_2 and the environment;
- traveling comfort;
- dynamic performance.

2.2.2.1 SAFETY

Renault's objective is to improve real levels of safety wherever the company sells its vehicles. Renault's integrated approach to safety has made it a recognized leader in this area (eight models with five Euro NCAP stars in 2007). This approach is based on three building blocks.

- **Prevent accidents**: with systems such as the tire pressure monitoring system, speed limiter and intelligent navigation;
- **Correct the course** of the vehicle: emergency brake assist (EBA) or Electronic Stability Control (ESC/ESP);
- **Protect** passengers if an accident occurs: crumple zones, Renault Protection System (pretensioners, seatbelts with force limiters, controled-deflation airbags), anti-submarining.

For European markets, Renault is continuing research into the most detrimental impact configurations: the emphasis has shifted from frontal impact to side impact, which is the main priority today.

Renault is also facing the challenge of road safety in its new markets. Accident mechanisms in these countries are not the same as in Europe. This fact has to be taken into consideration when adapting models to these markets. Renault is therefore extending the accident research studies conducted in Europe to local engineering centers, by setting up special teams, transferring its skills and know-how, and working with local academics. Logan is one of the safest vehicles on the market. It has an attractive price tag and is achieving high sales. It is therefore helping to improve safety at local level.

2.2.2.2 THE ENVIRONMENT ◇

Renault is already one of Europe's top three manufacturers in terms of fuel consumption and CO_2 emissions. Reducing emissions of greenhouse gases, in particular CO_2, remains a priority. It is therefore a major concern for R&D, which is continuing to develop ecological solutions that will reflect changing needs and new customer behaviors over the coming years. Several key trends can be identified in the R&D studies currently underway, whose aims are to:

- in the immediate term, develop conventional vehicles, i.e. with classic combustion engines, whose emissions will be far lower than the best vehicles currently on the market today.

  Research studies in this area have already brought tangible results: Renault is one of the only vehicle manufacturers whose range includes eleven models producing less than 140 g of CO_2/km. And at the Challenge Bibendum, the Logan "Renault eco²" Concept (see box) showed the Group's ability to come up with environmental and economic solutions that take emissions below the 100g/km threshold. Concerning biofuels, which are included in the goals of Renault Commitment 2009 (gasoline: 50% of vehicles compatible with 80% ethanol, diesel: 100% of vehicles compatible with 30% biodiesel), Renault's aim is to develop engines that can run on fuels of many sources and types. As the dosage quantities and make-up of biofuels are variable, the engines themselves must be highly flexible;

- in the medium term, market all-electric vehicles targeting the general public. Renault has already sold electric vehicles in the past, and taken part in implementing innovative electric mobility solutions (Praxitèle). Building on this experience, Renault is able to satisfy new market requirements. Lithium battery technology, for example, reduces battery weight and makes it possible to carry more energy on board. At the same time, the Group is continuing R&D studies to prepare future generations of electric vehicles. In 2007 a major new project was set up on the batteries of the future, with the emphasis on performance and reliability.

  The Renault-Nissan Alliance and its partner, Project Better Place, have paved the way for a breakthrough with electric vehicles on the Israeli market. Under the terms of the agreement, Renault will supply electric vehicles fitted with lithium-ion batteries designed by Nissan through a joint subsidiary with NEC. Project Better Place is in charge of developing the electric recharge grid infrastructure. The electric vehicles will be brought to market in 2011;

- in the longer term, place greater emphasis on fuel cell technology. Renault plans to present a number of demonstration vehicles for life-sized tests from this year.

See chapter 3.2 on Environmental performance.

Logan "Renault eco²" Concept

A technical demonstration vehicle that took part in the Michelin Challenge Bibendum in Shanghai.

Logan "Renault eco²" Concept is a highly economical vehicle that is also ecologically minded, since it satisfies the three criteria of Renault eco² concerning production, use and recycling. In terms of CO_2 emissions, the Logan "Renault eco²" Concept has been homologated at just 97 g/km (NEDC standard combined cycle), consuming just 3.8 l/100 km.

Fitted with a B30 compatible 1.5 dCi (63 kW/85 hp) engine, Logan "Renault eco² Concept" features a host of enhancements and technical solutions that are development paths for future Renault vehicles. These solutions concern:

- powertrain: modified pistons and injection system to improve combustion; detailed studies on play and lubricants to minimize friction, new gearbox staging;
- aerodynamics: reduced Cd through the use of Vortex generators (small aerodynamic roof-mounted components that reduce drag); a flexible splitter under the front bumper, wheel fairings and a rear spoiler;
- running gear: Logan "Renault eco²" Concept is shod with Michelin "Pure" 185/65 R15 tires with low rolling resistance. Toe-in and camber were optimized as was the braking system, as part of systematic efforts to reduce friction.

The dashboard of Logan "Renault eco²" Concept has a "gearshift indicator" feature to help the driver optimize fuel consumption and cut CO_2 emissions. With this function, the Renault team taking part in Challenge Bibendum turned in a strong performance, producing 71g/km of CO_2.

2.2.2.3 TRAVELING COMFORT

Renault is a volume manufacturer with recognized expertise and a competitive edge to maintain in the field of traveling comfort. The range of topics covered by research studies reflects the diversity of "parameters" by focusing on:

- acoustic performance: reducing all exterior and interior sources of noise (engine noise and vibrations, tire noise, bodywork resonance, etc.);
- climate control: air conditioning;
- visibility and feeling of space;
- comfort and ergonomics: by developing a simple, intuitive user interface;
- materials, etc.

Renault is also looking at changes in user behavior, a subject that covers both the interior and exterior of its vehicles, and is working on connectivity. Concerning on-board telephone use, the future lies not in simple hands-free systems, of the type used by pedestrians, but in systems tailored to in-car use that detect the user's telephone whenever he/she gets into the car. For example, a Bluetooth system with a voice recognition function will let users make and receive calls without touching the phone and without opening the directory.

In the field of passenger comfort, Renault is focusing on solutions that respect the environment. The aim is to sidestep a trend that could lead to vehicles consuming more energy to ensure the comfort of passengers than to get them from A to B. Renault vehicles of the future will consume less energy while providing an identical or higher level of traveling comfort. Air conditioning, for example, is at the heart of this approach.

2.2.2.4 DYNAMIC PERFORMANCE

The studies conducted by Renault focus primarily on the chassis, and thus driving performance, vehicle stability and steering management.

The "*active drive*" system (four drive wheels) of the future Laguna GT Coupé is an example of how R&D studies are turned into real applications.

Active drive 4WD: on conventional vehicles, only the front wheels turn. Turning the rear wheels at the same time reduces the turning circle, thus making parking and avoidance maneuvers easier for enhanced active safety and driving comfort. More specifically, an electrical actuator on the rear axle turns the rear wheels. They turn either at the same time as the front wheels (for increased stability) or in the opposite direction (for easier handling). This chassis comes into its own in difficult braking conditions or when swerving to avoid obstacles.

Renault won an innovation award from "l'Automobile Magazine" for this system on January 9, 2008.

2.2.3 2007 R&D HIGHLIGHTS

2.2.3.1 A MATURE TECHNOLOGY PLAN

In 2007 Renault brought its [T] (*Square T*) technology plan to maturity:

- it consolidated the cross-functionality of R&D across engineering departments;
- it is recognized as a shared priority by engineering departments;
- the link with the product plan has been reinforced;
- synergies have been developed with suppliers (through co-innovation contracts) and with Nissan;
- 12 projects – vehicles and powertrain components – from the 2006 technology plan have been transferred to development;
- a "demonstrator" plan was drafted to test innovations in life-sized conditions. One of the first results is Logan "Renault eco²" Concept, which made a strong showing at the Michelin Challenge Bibendum.

2.2.3.2 A YEAR OF REVELATIONS

Renault's R&D projects culminate in the launch of new products, ranging from complete vehicles to powertrain subsystems.

The year 2007 marked a key stage in the product offensive of Renault Commitment 2009, with a number of revelations: Logan MCV, Logan Van, New Twingo, New Laguna and Laguna Estate, New Kangoo, Sandero, Logan Pick-up, Clio Estate and Grand Modus.

New Laguna applies the results of R&D studies in a number of areas, including weight control, since it is the first vehicle to be lighter than its predecessor (by 15 kg), while bringing users a wider range of features. The excellent acoustics are another noteworthy point, since New Laguna has been homologated at 71 db. The sound interfaces of Laguna were also designed to combine safety and onboard comfort.

The new 4WD *Active Drive* system was first unveiled on Laguna coupé Concept. This technology, developed jointly by Renault and Renault Sport Technologies, makes for easier handling while improving performance and steering.

The V9X concept engine, presented at the Frankfurt Motor Show, is a new V6 diesel developed as part of the Renault-Nissan Alliance. Among other aims, it is designed to become the new benchmark in acoustic performance.

At the Michelin Challenge Bibendum, Renault presented Logan "Renault eco²" Concept, which shows that it is possible to combine ecology and economy while maintaining performance and function.

At the conferences organized by the Automotive Circle International in Germany, Laguna took second prize in Eurocarbody 2007 for painted body quality, behind the Fiat 500 and ahead of the Mercedes C-Class. After a first place for Modus and a third place for Scénic II, this is the third time that Renault has won a Eurocarbody award. ◇

2.2.4 R&D FOR MORE COMPETITIVE ENGINEERING

2.2.4.1 KEY EQUIPMENT

Renault continued its key equipment policy (catapult and CEM unit opened in 2006) with, in particular, the opening in 2007 of a new anti-corrosion approval unit at the Aubevoye Technical Center. Renault set this unit up to keep pace with the expansion of its range plan and to provide all customers with superior anticorrosion protection. With 2,800 m² of buildings, 18 enclosures and 600 meters of dedicated tracks, the anticorrosion unit is sized to organize the approval of powertrain parts, passenger vehicles and LCVs for the Renault group. It is also compatible with Nissan test procedures.

As part of the Alliance with Nissan, the Group decided to give Renault a new stamping unit to satisfy the growing tooling needs created by Renault Commitment 2009. The new entity, Renault Tooling, is located in Romania. It brings the Group the capacity to produce stamping tools in-house.

2.2.4.2 RESEARCH PARTNERSHIPS

In 2007 Renault took part in 104 cooperative research programs subsidized by France or the European Union. All the programs make it possible to share research costs and take inventiveness to new heights.

2.2.4.3 DEVELOPING GLOBAL ENGINEERING EXPERTISE

Like all the other main corporate functions at Renault, engineering is becoming global, and organizing its activities on a global basis. The design and development of new products rely on the main corporate engineering functions and on the new development centers located close to the main markets:

- RTA Renault Technology Americas;
- RTK Renault Technology Korea;
- RTR Renault Technology Romania;
- RTS Renault Technology Spain;
- RTI Renault Technology India.

Renault Technology Romania was opened in June 2007.

2.3 RISK MANAGEMENT ◇

The Renault group makes every effort to control the risks relating to its activities, namely operational risk, financial risk and legal risk. These have been described in chapter 1.2 Risk Factors. The present chapter 2.3 details the main risks and the company's strategies to reduce their likelihood and severity. However, as the Group expands internationally, enters new partnerships, and becomes more IT-dependent – and as new malicious behaviors emerge – existing risks are aggravated and new ones created. These factors can increase the severity of potential crises and the damage they may cause.

Risk management, an inevitability for any global industrial corporation, needs to be reinforced and made proactive. It is therefore an integral part of the Renault group's operational management procedures.

The organization is two-pronged:

- at corporate level: the Risk Management Department provides methods and an overall vision to identify and prevent major risks, in particular by monitoring them with risk-mapping techniques and implementing preventive measures in high-risk areas;
- in all entities involved in business-critical processes, the competencies and experts capable of identifying, prioritizing and supplying risk mitigation solutions are identified.

2.3.1 OPERATIONAL RISK

2.3.1.1 GEOGRAPHICAL RISK

RISK FACTORS

The Group has industrial and/or commercial operations in countries outside Europe [6], notably South Korea, Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia, Morocco, Iran and India. Group sales outside Europe account for 35% of global sales. One of the three targets of Renault Commitment 2009 is to increase group sales by 800,000 units between 2005 and 2009, with 550,000 units being sold outside Europe. The share of sales generated outside Europe is therefore expected to rise to nearly 40% by 2009. The risk monitoring system has been reconfigured to support this sharp increase in vehicle sales.

The Group's activities in these countries carry various risks, most commonly GDP volatility, economic and political instability, new regulations, payment collection problems, labor unrest, sharp fluctuations in interest and exchange rates, and foreign exchange controls.

MANAGEMENT PROCEDURES

Renault's industrial and commercial investments outside Europe are geographically diversified, making it possible to pool the portfolio of risks at company level, particularly through a worldwide short-term policy with Coface, the French export credit insurance agency. Patterns of GDP growth and solvency vary from one region of activity to another and are often counter-cyclical.

(6) "Outside Europe" means in the three Regions: Euromed, Asia-Africa and the Americas, defined by Renault on January 1, 2006 as part of its new geographical organization steered by the Regional Management Committees.

Industrial risk

The decision to set up industrial bases in countries outside Europe was taken as part of a growth strategy that factors the risks of instability into an overall industrial approach.

The Group also seeks to continually increase local content in its emerging-country production units. The aim is to make these units more competitive in their local markets and to use their capacity more efficiently, exporting to other areas when domestic markets falter and where exchange-rate changes improve the price competitiveness of products outside the country.

In Iran, Renault's investments are guaranteed by a credit insurer.

Commercial risk

The Group hedges all financial flows arising from commercial activities in emerging countries. The two main hedging instruments used are bank guarantees (Standby Letters of Credit from leading banks) and short-term export credit guarantees (global/commercial/political cover from Coface).

ACTIONS AND IMPROVEMENTS

Country risk premium

Geographical risks are taken into account by demanding a higher rate of return from any new investment project in an emerging country. The risk premium added to the standard rate of return is determined from financial market and macroeconomic indicators.

Short-term liquidity risk

A trend indicator is used to monitor risk, including liquidity risk, in the countries where the Group operates. By tracking this indicator, the Group can adjust the financing policy applied to its subsidiaries in the light of changes to the situation in each country and available macroeconomic data.

Intra-group financial flows

To support its global growth, the Group has designed a radial financial scheme and "hub and spoke" invoicing system. It thus centralizes its financial-risk management activities and can use a single hedging procedure on competitive terms. The industrial subsidiaries sell their export production to Renault s.a.s., which on-sells it to the importing subsidiaries and independent importers by granting them supplier credit. The parent company manages the risk associated with this credit.

Risk management and the Regional Management Committees

Overall country risk is monitored by each Regional Management Committee. The Committees may ask for the general rule to be waived, in which case approval will be required from the Group Executive Committee.

2.3.1.2 PRODUCT QUALITY RISK

RISK FACTORS

Developments in the automotive industry are characterized by the emergence of systems with increasingly sophisticated technologies. This applies not just to active safety (power steering and braking, etc.) and passive safety (restraint systems, etc.) but to most of the systems used in modern automobiles.

This trend is reflected in the rapid increase in automated systems commanded by onboard electronics. Significantly, drivers now have less and less direct responsibility for operating these systems.

MANAGEMENT PROCEDURES

When a new vehicle is designed, Renault sets up a system to identify, assess and control risks created by the equipment it installs:

- this system includes a specific organization for controlling risks, defining and ensuring compliance with standards, and methods and tools for operational safety;
- it extends to the phases of manufacturing, vehicle delivery, maintenance – repair and end-of-life.

The incident handling system has also been improved through:

- faster detection of incidents so that they can be brought to the attention of the appropriate functional experts as quickly as possible;
- closer proximity between the incident-detection and impact-analysis functions, thereby improving conditions for making assessments and taking corrective measures;
- formal rules for dealing with incidents and recall campaigns.

The "Vigilance Committee", chaired by the Quality Department, sees that measures for detecting, preventing and handling incidents are properly carried out.

Renault has set up an organization to limit the number of incident-exposed vehicles. The severity and safety impact of any incidents are assessed and the risk is dealt with as quickly as possible, notably in the event of a recall campaign.

The organization with regard to regulations has also been improved in order to be more efficient in:

- identifying new regulations that must be taken into account right from the design phase;
- ensuring that products comply with regulations.

ACTIONS AND IMPROVEMENTS

Renault has developed new quality and operational safety initiatives for its products.

It has joined with other carmakers, government authorities and standardization organizations in an effort to find common standards for defining and assessing risks.

In addition to existing measures, Renault has taken the following actions to reduce users' exposure to product risk:

- updating undesirable customer incidents likely to endanger user safety and identifying reasonably foreseeable use that could expose users to danger;
- ensuring that engineering departments apply this list of undesirable customer incidents to the physical objects and logical systems that could cause such danger-exposure incidents;
- defining a set of best practices (shared with the PSA Group) to be used in all areas of the company, starting with engineering departments;
- continuing to deploy awareness-raising and training programs in general product safety and operational safety throughout the company;
- improving risk control practices and standards on a continuous basis throughout the product life cycle.

Renault has set up a system for responding to customer incidents:

- Renault uses various indicators, including a media watch, customer platform and customer satisfaction surveys, to detect the first customer incidents rapidly;
- after documentation, a technical analysis of incidents is performed to decide on a preventive or a corrective response;
- customer satisfaction is also taken into account in the continuous process of product improvement.

2.3.1.3 SUPPLIER RISK

RISK FACTORS

The main risk factors are related to the quality and long-term dependability of deliveries, the suppliers' financial situation and their compliance with regulations and sustainable development obligations.

MANAGEMENT PROCEDURES

A – Suppliers' financial soundness is reviewed on the basis of two key criteria:

- a rating system based on an analysis of the suppliers' annual report;
- dependence on Renault.

If a supplier is rated negatively on any financial criteria, this supplier is monitored at monthly meetings by the Supplier Risks Committee, which is made up of members of the Purchasing Department Management Committee, alongside the Finance, Legal, Human Resources, Logistics and Public Affairs Departments.

The following points are regularly examined via operating performance reviews: engineering excellence, ability to respond to demand in terms of volume, quality, costs and delivery times, and suitability of logistics.

Suppliers' capacity to deliver the projected volumes of parts to plants is continually audited using the Group's "capacity benchmarking" process.

B – The risk relating to suppliers' failure to respect sustainable development principles is controlled mainly by:

- including a "filter" in the supplier selection and sourcing processes;
- identifying deviations from standards (self-assessments and assessments conducted by the Quality Department of the Purchasing Department);
- setting up corrective action if a supplier falls below an acceptable level (performance reviews).

ACTIONS AND IMPROVEMENTS

In compliance with Renault Commitment 2009, actions relating to supplier sustainable development risk focused on the following:

- in the area of labor relations, a formal commitment by suppliers to the principles of the Renault Declaration of Employees' Fundamental Rights (including elimination of child labor, elimination of forced labor, and compliance with the work, health and safety conditions described in the Group Working Conditions Policy);
- in the area of the environment, actions mainly concerned application of the European directive banning heavy metals (Chrome 6 and lead contained in aluminum alloys, rings and bearings). At the same time, the European REACH legislation sets highly ambitious targets on dangerous substances. The Purchasing Department, which is an active member of the REACH Steering Committee, has put in place a structure to manage the actions of buyers and suppliers (information on legal requirements and key deadlines);
- in the area of risk detection (social and environmental):
  - 70 assessments carried out by the Purchasing Quality Department in 2007,
  - IT systems developed for the bulk processing of self-assessment data through the supplier portal, from 2008.

An external audit control grid has been drawn up and approvals issued for auditing firms.

2.3.1.4 PRODUCTION RISKS

RISK FACTORS

The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent. An active formal prevention policy is applied at all production plants, covering personal safety and the security of property.

MANAGEMENT PROCEDURES

Between 1990 and 2000 the Group endeavored to reduce the risks of fire, explosion and machine breakdown. Priority in this effort was given to powertrain and body assembly plants. By 2000 most of the existing plants had obtained the Highly Protected Risk rating, an international standard for risk prevention.

Since 2000, risks related to natural disasters such as storms, flooding, typhoons and earthquakes have been incorporated into the prevention policy.

The prevention policy is supported by a small team of experts at headquarters who set the standards for worldwide application and take part in all projects to modernize or extend existing plants or to open new ones. The experts at headquarters are supported at each plant by local teams organized in a network. Every year, four insurance companies chosen for their expertise in specific areas verify the application of prevention and protection rules at each site.

ACTIONS AND IMPROVEMENTS

At end-2005, the Manufacturing Committee was tasked with examining specific risks of all kinds twice a year.

The Group has a high level of industrial risk prevention, and is pursuing continuous improvement in a number of ways. These include upgrading the risk prevention management system and holding network meetings on the subject of prevention.

2.3.1.5 ENVIRONMENTAL RISK

RISK FACTORS

Alongside the systems and policies to reduce the environmental impact of Renault vehicles in the design, manufacture, operation and recycling phases (see chapter 3.2 Environmental Performance), environmental risk at Renault comprises three aspects:

- impacts on the external environment owing to malfunctions in its plants;
- harm to individuals (personnel and people living near the plants);
- pollution of soil and groundwater caused by past activities.

MANAGEMENT PROCEDURES

Environmental risks

Renault has no high-risk facilities. Nevertheless, it has put in place a dedicated management system for preventing environmental risks.

A central team of experts coordinates the tasks performed under the system. Techniques and structures for identifying risks, quantifying their impact, organizing prevention and protection and defining control and management methods are implemented at all sites.

Methods and tools have been defined for every stage of environmental risk management: risk identification, choice of prevention and/or protection solutions, management and training procedures, and control and verification audit grid.

Remediation of soil pollution due to past activity

Since France adopted a nation-wide policy on industrial soil and site pollution in 1994, Renault has participated actively in efforts coordinated by the Ministry of the Environment. The methodology applied in France, which was reviewed in 2007, uses a case-by-case approach to decide whether to remediate the risk areas concerned or to place them under surveillance. This method has been applied to all Renault's industrial sites worldwide.

Through this proactive approach, Renault is aware of the exposure of all its sites, has identified pollution sources by type of pollutant and by type of activity, and has the associated risks under control. Based on this in-depth analysis, appropriate clean-up techniques and technical solutions are optimized, depending on the type of impacts to be controlled or the uses envisaged for the sites concerned. The knowledge acquired during this analysis phase has enabled Renault to identify the facilities exposed to risk and to draw up a specific risk prevention plan.

Environmental audits of purchase and sale agreements

An environmental assessment is carried out before industrial and commercial businesses or property are acquired or sold. These audits are performed in accordance with an international procedure comprising:

- a pre-audit;
- a phase 1 audit on the legal conformity of present and former activities given the hydro-geological conditions and the potential environmental impact of those activities;
- a phase 2 audit involving analysis of soils and groundwater.

ACTIONS AND IMPROVEMENTS

Renault is stepping up measures to prevent environmental risk. At the start of 2005 the issue of environmental risk was integrated in the Renault Production Way through the management of chemical products and wastes at workstations and more generally in each site's environment and risk management plan.

To meet performance and regulatory-compliance objectives, a self-assessment tool has been developed and introduced at all powertrain and body assembly plants since 2005.

At December 31, 2007 the Group had €50 million in provisions for the enforcement of environmental regulations. The main aim of these provisions is to pay for the rehabilitation of land at Boulogne and to meet the cost of processing end-of-life vehicles.

2.3.1.6 INSURING OPERATIONAL RISKS

At the Renault group, insurance for operational risks has three facets:

- high-impact low-probability risks are transferred to the insurance and reinsurance markets;
- common risks that are statistically known and financially coverable are provisioned by the Group, unless there is a legal requirement to insure them;
- the Group negotiates global insurance policies that provide Group-wide cover.

The majority of the Group's entities are covered by these global insurance policies. Their ceilings are high – up to €1.5 billion. Deductibles – which must be paid by the Group before the insurance companies pay for any loss – are also high. The highest deductible amount is €24 million per claim. Some risks, such as defects covered by the manufacturer's warranty and recall campaigns, are not covered by insurance.

The reason for keeping deductibles high include the Group's consistent policy of prevention, the fact that there have been no major claims in recent years, and a desire to make each risk-bearing sector more accountable. No major change to Renault's insurance strategy is planned for 2008.

2.3.1.7 IT RISK

RISK FACTORS

Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites.

The main risks dealt with by the Group are:

- interruption of IT services, regardless of the cause;
- confidentiality and integrity of data.

Within Renault's Information Systems Department (DSIR), the Networks and Telecoms Security Department is leading the program to reduce IT risks and implement the IT security policy.

MANAGEMENT PROCEDURES

Risks are controlled through:

- committees and management charts that serve to check application of IT security procedures in line with international best practices (policies and standards such as ISO 27001);
- security approval for the Group's main projects, interconnections and technical upgrades to ensure that appropriate security mechanisms are adopted (classification of security needs, standardization of solutions);
- a monitoring plan whose results are presented and submitted for approval to representatives of senior management, the departments using IT, the Audit Department and the Group Risk Management Department. Depending on the subject, audit assignments and IT surveys are conducted in-house by the IT Department with the Group Protection and Safety Department, or independently by the Audit and Risk Management Department;
- an IT Risk Committee, organized by the IT Department under the management of the Audit Department and the Risk Management Department and with representatives of other corporate departments.

ACTIONS AND IMPROVEMENTS

The main security programs implemented in 2007 sought to:

- extend deployment of the security policy defined in association with Nissan;
- deploy security measures that reflect the new issues raised by the Group's international expansion and partnerships (access management and confidentiality) ;
- increase user awareness of security issues at international level;
- reinforce the security and emergency resources and procedures in place at the Group's main IT centers.

Projects planned for 2008 will continue in the same line and further develop the existing coordination and protection systems, based on the aims of Renault Commitment 2009.

2.3.1.8 DISTRIBUTION RISK

RISK FACTORS

The type of risks to which Renault is exposed depends on the type of product distribution channel involved:

- at commercial import subsidiaries, the main risks are related to the use of sales and marketing resources;
- at its own distribution subsidiaries, grouped under the umbrella of Renault Retail Group (formerly REAGROUP), Renault's risks are primarily related to decentralization and the diversity of these entities;
- the financial situation of dealership networks is also a source of risk.

Another risk related to the Group's commercial activities is customer default.

MANAGEMENT PROCEDURES

Import subsidiaries

Central and local systems and procedures have been set up to enable the Group's import subsidiaries to control costs and the financial assistance paid to the network.

Independent auditors perform inspections in some countries to ensure that dealerships can substantiate the assistance they receive.

In 2006, an annual self-assessment on internal control was set up with a standard format designed jointly with the Group Audit Department.

In 2007, the Sales and Marketing Department decided to put in place a tool for the payment and subsequent control of the commercial support provided to the network. This tool will be gradually rolled out across all sales subsidiaries.

European distribution subsidiaries (Renault Retail Group)

Internal control at the Group's distribution subsidiaries (Renault Retail Group) is based on a set of standards and procedures. Annual self-assessments carried out using the Internal Control Quality tools have been extended to all countries since end-2006.

These tools were developed in collaboration with the Audit and Risk Management Department. Use of the self-assessments is checked regularly by auditors from the Audit Department or by specialized audit firms from outside the Group.

Dealership network

Renault and RCI Banque (RCI) jointly monitor the financial situation of dealerships in countries where RCI is present. A rating system is used to prevent and limit the risk of default or outstanding accounts. In other countries, Renault sets up a credit monitoring system.

Risk committees meet each month in countries where RCI Banque operates. In other countries, particularly in Central Europe, a Risk Supervision committee meets at head office every four months to examine monthly operating reports on the network's financial situation and on payment receivables.

Default risk is transferred to RCI Banque in geographical regions where it relies on ad hoc bodies to bear risk from the network and individual customers. If RCI cannot cover this risk, Renault bears it directly.

In 2007 the Credit Management structure put in place a reporting system with indicators to monitor the debt of Automobile's customers. These tools improve the monitoring and management of payment periods and help to manage customer risk more effectively.

Parts and Accessories Department

The Group Parts and Accessories Department, which is responsible for the commercial management of the distribution of spare parts and accessories to all Renault entities, set up an action program based on the risk maps drawn up in 2004 and updated in 2007. The action plans are focused on the risk of a disruption in supply caused by supplier, logistics or IT failure. A special risk committee monitors these actions regularly.

2.3.2 FINANCIAL RISK

2.3.2.1 GENERAL FRAMEWORK FOR CONTROLLING FINANCIAL RISK

Market risk management at Automobile mainly concerns the Central Cash Management and Financing Department of Renault SA, Renault Finance, and Société Financière et Foncière (SFF), the main activities of which are described in paragraph 1.1.3.1 of the Registration Document.

Sales Financing (RCI Banque) manages the market risk on its activities. Securities trades executed by companies in the RCI Banque group are intended solely to hedge away the risks related to the financing of the sales and inventories of the distribution networks for Renault group brands. Most of these transactions are made by the trading room of RCI Banque, which plays a pivotal role in refinancing the RCI Banque group.

Monitoring and control tools exist for each entity and, where necessary, at the consolidated Renault group level. The results of these controls are reported on a monthly basis.

For each entity, financial risks are monitored at three levels:

- first-level control: self-monitoring by line personnel and formalized monitoring by each business line manager;
- second-level control: carried out by internal auditors under the authority of the chief executive of the entity;
- third-level control: carried out by the control bodies (Renault Internal Audit or external firms commissioned by it). The third-level control organizations make a critical, independent analysis of the quality of the control system. The Statutory Auditors also contribute an analysis under the terms of their assignment.

Furthermore, because SFF and RCI Banque are chartered as credit institutions, they are required to implement special internal control systems that meet the requirements of the French banking regulator.

FOREIGN EXCHANGE RISK

Automobile

Automobile is naturally exposed to foreign exchange risk in the course of its industrial and commercial activities. Foreign exchange risk on these activities is monitored through Renault's Central Cash Management and Financing Department.

Almost all foreign-exchange transactions are executed by Renault Finance. Exchange rate fluctuations may have an impact in five areas:

- operating margin;
- financial results;
- share in the net income of associated companies;
- shareholders' equity;
- net financial debt.

Impact on operating margin: Operating margin is subject to changes caused by exchange rate fluctuations. Currency hedges must be formally authorized by the Finance Department or senior management. Once the hedges have been put in place, reports must be submitted to senior management on the results. No significant hedges were put in place in 2007.

Based on the structure of its results and operating cash flows in 2007, the Group estimates that a 1% appreciation of the euro against all other currencies would have had a negative impact of €46 million (excluding hedges, if any). In 2007 the Group was mainly exposed to the pound sterling and the Korean won. Under the same assumptions, a 1% rise in the euro against sterling would have a negative impact of €16 million on operating margin.

Impact on financial results: Investments by Automobile subsidiaries are mainly financed through equity contributions. In principle, other financing requirements are met in local currency by Renault SA. Financing flows in foreign currencies handled by Renault SA are hedged in the same currencies, thereby ensuring that exchange rate fluctuations do not distort the financial results.

If local circumstances preclude refinancing by Renault SA, the subsidiary may tap external funding sources. If external financing in non-local currencies is necessary, the parent company exercises strict supervision over the transactions. Where cash surpluses are reported in weak-currency countries, and not centralized at the parent company, deposits are usually made in the local currency under the strict control of the Group's Finance Department.

Renault Finance may engage in foreign-exchange transactions for its own account within strictly defined risk limits. Foreign-exchange positions are monitored and marked to market in real time. Such proprietary transactions are intended chiefly to maintain the Group's expertise on the financial markets and are managed so as to avoid material impacts on Renault's consolidated financial statements.

All of the Group's foreign-exchange risk exposures are aggregated and are included in a monthly report.

Impact on share in the net income of associated companies: On the basis of their contribution to 2007 results, a 1% rise in the euro against the Japanese yen or the Swedish krona would have lessened Nissan's contribution to Renault's income by €13 million and Volvo's contribution to Renault's income by €4 million, all other things being equal.

Impact on shareholders' equity: Equity investments in currencies other than the euro are not usually hedged. This may lead to translation adjustments, which are accounted for by the Group as shareholders' equity. However, the size of the Nissan investment was such that Renault's share in yen of Nissan's net worth has been covered by a specific foreign exchange hedge, amounting to ¥ 824 billion at December 31, 2007 with maturities out to 2014. The nature and amount of each transaction are indicated in note 13-G of the notes to the consolidated financial statements.

Impact on net financial debt: As mentioned above, a portion of Renault financial debt is denominated in yen so as to cover part of the investment in Nissan. A 1% increase in the euro against the yen would reduce Automobile's net debt by €49 million.

Sales Financing

The consolidated foreign exchange position of RCI Banque has always been very small. No foreign-exchange positions are permitted in connection with refinancing activity: RCI Banque's trading room systematically hedges all the cash flows concerned.

Sales Financing subsidiaries are required to refinance in their domestic currencies and therefore have no foreign exchange exposure.

However, there may be residual or temporary forex positions related to timing differences in funds flows, which are inevitable when managing a multi-currency cash position. Any such positions are monitored daily and hedged systematically.

The foreign exchange position on December 31, 2007, was €2.3 million.

INTEREST-RATE RISK

Automobile

Interest rate risk can be assessed on the basis of debt and financial investments and the payment terms set out in the indenture (fixed or variable rate). Detailed information on these debts is indicated in note 24 of the notes to the consolidated financial statements.

For Automobile, the interest rate risk management policy is based on two principles: long-term investments are financed at fixed interest rates while liquidity reserves are built up at floating rates. Further, yen-denominated financing to hedge Nissan's shareholders' equity is taken out at fixed rates for periods ranging from 1 month to 7 years.

Automobile's financial liabilities totaled €7,554 million on December 31, 2007. After stripping out derivatives, €4,996 million of that debt is yen-based (¥824 billion), consisting either of yen-denominated paper (samurai bonds, EMTNs) or synthetic debt (euro loans swapped for yen).

As far as possible, Renault SA centralizes the free cash flow of Automobile, investing it exclusively in euro. Under its cash investment policy, Automobile held €3,697 million in cash and cash equivalents (mutual funds and other securities) at December 31, 2007. These assets meet strict investment safety standards (no equity risk during the investment period, zero foreign exchange risk and liquidity risk).

Renault Finance also trades for its own account in interest-rate instruments within strictly defined risk limits. These positions are monitored and marked to market in real time. This activity carries very little risk and has no material impact on the Group's results.

Sales Financing

The Renault group's exposure to interest rate risk is concentrated mainly in the Sales Financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored on a daily basis by measuring sensitivity for each currency, management entity and asset portfolio. The entire RCI Banque group uses a single set of methods to ensure that interest rate risk is measured in a standard manner across the entire scope of consolidation.

The portfolio of commercial assets is monitored daily on the basis of sensitivity and is hedged systematically. Each subsidiary aims to hedge its entire interest rate risk in order to protect its trading margin. However, a slight degree of latitude is permitted in risk hedging, reflecting the difficulty of adjusting the borrowing structure to exactly match the structure of customer loans.

RCI Banque's consolidated exposure to interest rate risk over 2007 shows that sensitivity, i.e., the risk of a rise or fall in the Group's results caused by a 100-basis point rise or fall in interest rates, was limited.

RCI BANQUE: DAILY SENSIVITY TO INTEREST RATE MOVEMENTS (2007)

(in € million)


20
18
16
14
12
10
8
6
4
2
0
Jan. 07
Feb. 07
March 07
April 07
May 07
June 07
July 07
Aug. 07
Sept. 07
Oct. 07
Nov. 07
Dec. 2007

See note 25 of the notes to the Consolidated Financial Statements for details of consolidated off-balance-sheet commitments in financial instruments and by type of activity.

COUNTERPARTY RISK

The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows. It works with banking counterparties of the highest caliber and is not subject to any material concentration of risk.

Management of counterparty risk at the Group's entities is closely coordinated and uses a rating system based mainly on counterparties' long-term credit rating and the level of their shareholders' equity. This system is used by all companies of the Renault group that are exposed to counterparty risk.

Some Group companies have significant exposure to counterparty risk owing to the nature of their business. These companies are subject to daily checks to ensure they comply with authorized limits, in accordance with precise internal control procedures.

The Group has introduced a consolidated monthly reporting system that encompasses all its counterparties, organized by credit rating. These reports give a detailed analysis of compliance with limits in terms of amount, term and type, as well as a list of the main exposures.

LIQUIDITY RISK

The Group must always have sufficient financial resources not just to finance the day-to-day running of the business and the investments needed for future expansion but also to cope with any extraordinary events that may arise.

Group issuance programs and ratings at December 31, 2007

ISSUER	PROGRAM (1)	MARKET	CEILING *(million)*	S&P	MOODY'S	FITCH	R&I	JCR
Renault SA	CP	Euro	EUR 1,500	A2	P2			
Renault SA	EMTN	Euro	EUR 7,000	BBB+	Baa1	BBB+		
Renault SA	Shelf documentation	Yen	JPY 150,000				A	A
RCI Banque	Euro CP	Euro	EUR 2,000	A2	P2	F2	a1	
RCI Banque	EMTN	Euro	EUR 12,000	A-	A3	A-	A	
RCI Banque	CD	French	EUR 4,000	A2	P2	F2		
RCI Banque	BMTN	French	EUR 2,000	A-	A3	A-		
Diac	CD	French	EUR 1,500	A2	P2	F2		
Diac	BMTN	French	EUR 1,500	A-	A3	A-		
RCI Banque + Overlease + Renault AutoFin (RCI guarantor)	CP	Belgian	EUR 500	A2	P2	F2		

(1) EMTN: Euro Medium Term Note – CP: Commercial Paper – CD: Certificate of Deposit – BMTN: Negotiable Medium Term Note.

The RCI Banque group's programs concern two issuers (RCI Banque and Diac) for a combined total of more than €23.5 billion.

Automobile

Renault SA raises most of the refinancing for Automobile in the capital markets mainly through long-term financial instruments (bond issuance, private placement), thereby providing Automobile with a minimum level of cash reserves at all times.

To diversify its sources of long-term financing, Renault SA increased its presence in the domestic Japanese bond market by issuing five Samurai bonds since 2001. On December 31, 2007 the maturity schedule of these issues ranged from one to five years. Renault SA has specific simplified documentation for domestic Japanese issues (Shelf Registration Statement) with a maximum amount available of ¥150 billion until September 2009. Renault SA's EMTN program was updated in June 2007, retaining a maximum amount available of €7 billion.

MATURITY SCHEDULE FOR RENAULT SA BONDS AND EQUIVALENT DEBT AT DECEMBER 31, 2007 (1)

(in € million)



1,400
1,200
1,000
800
600
400
200
0
545
1,326
934
353
579
500
116
10
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

(1) Nominal amounts marked to market at December 31, 2007.

Furthermore, Renault SA benefits from confirmed renewable credit lines with banking institutions for a total amount of €4.5 billion with maturities extending to 2012. These credits are not intended to be a permanent and significant source of cash. They provide a liquidity reserve for Automobile and are also partly intended as back-up lines for the issuance of short-term commercial paper.

The contractual documentation on these confirmed lines of credit contains no clauses that could affect the raising or continued supply of credit following a change in the rating of Renault.

Sales Financing

RCI Banque maintains secure sources of funding at all times in order to maintain its business. To that end, the company has adopted stringent internal guidelines.

Available sureties of €7,778 million (€5,361 million of confirmed credit lines, stable compared to December 31, 2006; €2,417 million of cash and cashable receiveables at the Central Bank) cover 1.7 times the total outstanding in commercial paper and certificates of deposit. The RCI Banque group thus has liquidity reserves of €3,077 million.

RCI Banque has also operated a securitization program since 2002 that enables the entire RCI Banque group to diversify its financial resources and broaden its investor base. In this program, the assets of French or foreign subsidiaries are transferred to local special-purpose vehicles (SPV) operating as Master Trusts. The entire pool of loans in a business segment meeting eligibility criteria is transferred on a continuous basis to the SPV. The portfolio is then partly financed by medium-term securities subscribed by investors in the European market. The difference between the transferred portfolio and the amount of the medium-term debt securities is financed by short-term private placement. In view of the characteristics of these transactions, and in accordance with the Group's accounting rules, these securitized receivables are still recorded as assets in the consolidated balance sheet.

In early 2005 RCI Banque also securitized the dealership loans on the balance sheet of Cogera, the French subsidiary that handles financing for the Renault and Nissan dealership network. Although such transactions are used in the U.S. market, this one, worth €850 million, was a first in Europe, where no dealership loans had ever before been securitized with public issues of securities.

The first securitization program, carried out in 2002, involved €1.6 billion of consumer loans made by Diac, a French subsidiary of the RCI Banque group. That transaction was redeemed in 2006 and followed up with a re-issue in October in a portfolio of €2.4 billion that also included balloon contracts.

The customer-loan securitization program launched in Italy in 2003 has been fully redeemed, and the issue was re-opened in July 2007 for €850 million.

An issue planned in October 2007 by the German branch for outstanding customer loans has been restructured owing to deteriorating conditions on the credit market. A portfolio of €1.6 billion has been transferred and financed through private placements.

MATURITY SCHEDULE FOR RCI BANQUE BONDS AT DECEMBER 31, 2007

(in € million)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,313
2,366
1,434
71
524
271
2008
2009
2010
2011
2012
2015

RATING

Renault SA's ratings were confirmed in 2007 (Moody's Baa1, S&P Fitch BBB+ outlook stable).

RCI Banque SA, the Renault group's financial arm, is rated one notch above Renault SA by the three ratings agencies. This rating was maintained in 2007: S&P (A2; A-since 2005), Moody's (P2; A3 since 2004) and Fitch (F2; A-since 2006).

COMMODITY RISK

Renault's Purchasing Department may hedge commodity risk by means of financial instruments. Hedging is limited to purchases by the Purchasing Department of Renault and the Renault-Nissan Purchasing Organization for Renault projects in Europe. These hedges are linked to the physical purchasing operations carried out to meet plant needs.

In 2007 the neutralized commodity hedging positions for certain purchases of copper and aluminum were maintained through to expiry. In December a hedge was put in place as part of the 2008 budget for projected consumption of aluminum in 2008.

The Group relies on Renault Finance to execute these hedging transactions in the markets. Renault Finance tracks the metals markets, and it marks all its hedging instruments to market on a daily basis. As the Alliance's dealing room, Renault Finance has extended this trading and monitoring activity to meet the needs of the Nissan group.

These transactions are authorized by senior management, with limits in terms of volume, maturity, and price thresholds. They are covered in monthly reports that detail hedge performance and the performance of hedged items. Commodity hedge decisions are made by an ad hoc steering committee, co-chaired by the Chief Financial Officer and the Executive Vice President, Purchasing, which meets quarterly.

2.3.3 RCI BANQUE CUSTOMER AND NETWORK RISK

Risks linked to customer loan quality are assessed using a scoring system and monitored according to customer segment, i.e. consumer, enterprise or dealer.

The procedures for granting loans to individual and corporate customers are based on credit-scoring systems and searches of external databases. Disputes are managed on a case-by-case basis, in accordance with a strict set of procedures that comply with the regulatory requirements set down by banking supervisors. The aim of these procedures is to recover quickly the outstanding sums or the vehicles, either amicably or through the courts The cost of retail risk in 2007 is 0.01 point below target (0.69%). The Group's target for the cost of retail risk in 2008 is 0.61% of outstandings.

Financing is granted to the network on the basis of an internal rating system that takes into account the financial position of dealers. A policy of standardizing the rules for network risk (notably as regards provisioning) has been in place for several years. This has made it possible to strengthen the monitoring and provisioning of risk. The cost of retail risk has taken account since 2002 of the new European regulation on car distribution as well as the downturn in the economic situation.

RCI BANQUE: TOTAL LOSSES ON CUSTOMER FINANCING


(% of total average loans oustanding)
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.54
0.52
0.78
0.68
0.54
0.72
0.61
0.68
2000
2001
2002
2003
2004 IFRS
2005 IFRS
2006
2007

2.3.4 LEGAL RISKS

2.3.4.1 DESCRIPTION OF THE INTERNAL CONTROL PROCESS

From the legal standpoint, internal control is based on two main guidelines:

- responsive reporting, which relies on the networking and meshing of the legal function within the Renault group via a dual system of line and staff reporting. Attorneys are selected on the basis of qualitative criteria and cost/delivery ratios. The enforcement of these selection criteria is reviewed annually;
- the precautionary principle, which stems from two factors:
  - each member of the legal function has a highly developed sense of responsibility and is used to working on a collaborative, cross-functional and ethical basis at all times,
  - legal teams are brought in at a very early stage for major cases and play a proactive role in solving subsequent disputes.

2.3.4.2 GRANTING OF LICENSES FOR INDUSTRIAL PROPERTY RIGHTS

The Group may use patents held by third parties under licensing agreements negotiated with such parties.

Each year, Renault s.a.s. files several hundred patents (see chapter 2.2, Research and Development), some of which are included in fee-paying licenses granted to third parties.

As part of the sale of Renault V.I. to Volvo, Renault granted a license to use the Renault brand name to the Volvo group in a contract signed on January 2, 2001 regarding commercial vehicles (3.5 tons and over). This is a perpetual worldwide license used by the Volvo group at its own risk.

Furthermore, under an agreement signed on August 5, 2000 Samsung granted Renault Samsung Motors a worldwide non-exclusive license to use the Samsung brand name on the vehicles that it assembles and manufactures in South Korea. This license initially runs until 2010, but may be renewed by an amendment.

On September 14, 2004 the European Commission issued recommendations for amending Directive 98/71 concerning the protection of designs and models. These recommendations call for the abrogation of protection of spare parts under design law. This proposal has been approved by the European Parliament with an amendment providing for a five-year transition period, and it must now be discussed by the European Council of Ministers. The sale of copies of spare parts after this date could have a negative impact on the earnings of the Group, which currently generates around 1.5% of its revenues from the sale of so-called captive parts, which are protected under design law.

2.3.5 OTHER RISKS

2.3.5.1 OFF-BALANCE-SHEET COMMITMENTS

The main commitments concern guarantees and endorsements granted by the Group in the normal course of business, as well as savings plans in Argentina. Off-balance-sheet commitments are discussed in note 29 of the notes to the consolidated financial statement. To the knowledge of senior management, no material off-balance-sheet commitments have been omitted.

2.3.5.2 RISKS LINKED TO PENSION COMMITMENTS

Renault operates in countries where, in general, pension systems are publicly run. Renault's commitments in this respect consist primarily of retirement compensation, as specified in note 20 of the notes to the consolidated financial statements. These commitments may be sensitive to changes in the parameters used to calculate them (funding, labor factors, interest rates).

2.3.5.3 TAX AND CUSTOMS RISKS

The Group is regularly subject to tax inspections in France and in the countries in which it carries on its business. Valid demands for tax arrears are booked via provisions. Disputed demands are taken into account on a case-by-case basis according to estimates that build in the risk that the disputed demands may not be overturned even though the Group's actions and appeals are well-founded.

2.3.6 DISPUTES

In general, all known legal disputes in which Renault or Group companies are involved are examined at year-end. After seeking the opinion of the appropriate advisors, the Group sets up the provisions deemed necessary to cover the estimated risk.

In the normal course of its business, the Group is involved in various legal proceedings connected with the use of its products. At present, Renault estimates that none of these actions is likely to materially affect its assets, financial position, activities or earnings.



03 Sustainable development

3.1 EMPLOYEE-RELATIONS PERFORMANCE

As part of its Declaration of Employees' Fundamental Rights, Renault is committed "to respecting company employees worldwide and helping them prosper, fostering freedom, ensuring the full transparency of information, applying the principle of fairness and complying with the Renault Code of Good Conduct".

The Human Resources policy therefore rests on the commitment and expertise of Renault employees, key assets that guarantee the success of Renault Commitment 2009 and all subsequent projects. This development-centered Human Resources policy plays an essential role in the sustainable performance of the company. It is focused on three key objectives:

- motivate the men and women who work for the Group through high-quality management and a clear and efficient system that rewards individual performance;
- contribute to the Group's performance by providing it with the necessary expertise, particularly at international level, and by pursuing productivity gains;
- share Renault's values with all employees. These values are factors of cohesion and solidarity in a company that has become global and multicultural.

In 2007, the Group reorganized its HR function, on the basis of two simple principles:

- give the HR function strong presence alongside all employees, by appointing Local Human Resources Officers to support managers and to listen to staff;
- increase the role of HR in skills management through a global and international approach, and through the appointment of Advisors in Careers and Skills Development in each of the global functions.

These local and global aspects are both directly linked to the central corporate HR department grouping expertise in HR activities and which relies on HR departments in each Region to deploy the Human Resources policy worldwide.

This new organization is designed to support the three priorities set for the Group's Human Resources function as part of Renault Commitment 2009:

- promote high standards of management;
- make sure that the HR function meets world class standards in terms of costs and added value;
- put in place a homogenous, coherent and cross-functional system of HR management at global level through Group-wide policies and standards.

Renault is ranked among the leaders by extra-financial ratings agencies. The Human Resources activity makes a strong contribution to these results.

3.1.1 MOTIVATING THE MEN AND WOMEN WHO WORK FOR THE GROUP

Employee motivation depends on management's ability to bring staff together and to set clear achievable individual targets that can be monitored and that contribute to the success of the Group. Recognizing employee performance is another key factor. In 2007, Human Resources sought to improve the quality of management and to reinforce the system of rewarding performance in order to promote employee commitment.

3.1.1.1 MANAGEMENT QUALITY

A COMMITMENT SURVEY

Management is key to the success of Renault Commitment 2009. To measure perceived levels of management quality and personnel commitment, Renault called in an international specialist in 2006 to carry out its first employee survey on the subject of "Commitment". The objective was to identify areas for improvement and to define progress actions for each site, department, subsidiary and country, as part of a collective approach applied by all employees in order to improve the quality of management and boost commitment by staff.

More than 100,000 employees took part in the survey, which had a response rate of 87%. The results, which were presented to all employees in December 2006, brought to light a high level of commitment and attachment to the company, and paved the way for the implementation in 2007 of more than 1,000 progress actions at company and local level.

A second survey was carried out in 2007, between 3 and 14 December. The aim was to assess changes compared with 2006, identify the areas for progress, and adjust the actions currently in progress – defining new ones where necessary – in order to improve the quality of management and boost personnel commitment in 2008. The results will be announced to personnel in first-half 2008.

The participation rate remains high at 88.3%, an increase on 2006. This figure reflects the involvement of Renault personnel in the company's future. The level of employee commitment remains one of Renault's strengths. Employees also confirm that the company is very much focused on customer satisfaction and that the quality of its products and services is visible and appreciated by all. They also take a favorable view of Renault's situation compared to the competition with respect to international expansion.

The survey is included in Group processes as an aid to continuous improvement.

MANAGERIAL TRAINING COURSES

Training is key to improving management quality. In 2007, the Group adjusted both the structure and content of its managerial training practices to reflect the findings of the "Commitment" survey.

Master plan

The management development program is based on training organized at corporate level, as well as by business line, Region and project. In 2007, the master plan for managerial training restated the training objectives at each level:

- corporate level: develop cross-functionality and a shared culture;
- main business line: promote performance-boosting management;
- local (Region/country): reinforce shared managerial practices linked to management of the entity.

In 2008, the content of corporate training is set to change. It will focus on applying management fundamentals (common base) and on the priorities necessary to establish a culture of performance, to develop cross-functionality and to promote a customer focus.

Deployment of managerial training courses ◇

In 2007, the Group adjusted its managerial training practices to reflect the findings of the "Commitment and management quality" survey.

The Group organized training for managers in conducting performance and development reviews prior to the 2007-2008 campaign. More than 1,500 managers were concerned in 2007.

The deployment of existing corporate and business line management courses continued.

Corporate training refers to courses of a general nature aimed primarily at managers. These courses are designed to establish a shared corporate culture covering not only the strategic vision and values of the company but also its working methods and organization. These programs are organized at different stages of their careers, i.e. when they are first hired, when they become young managers and when they have gained experience.

In 2007, these courses concerned:

- new recruits: 351 managers and 143 non-managerial employees. Training courses for managers included internships in production and sales along with a seminar on Group strategy, an introduction to project management and a module devoted to management fundamentals;
- 369 young managers and 300 experienced managers with, in both cases, at least one-third of participants from Group sites outside France;
- 58 experienced non-managerial employees, who took part in a seminar entitled "*Convaincre et Agir*" (act and convince).

Alongside this corporate training, other courses were organized for senior and executive managers:

- 3C Seminar (senior executives). Based on the theme of management, this seminar comprised three periods:
  - the fundamentals of management at Renault,
  - a midway session, meetings with executive vice presidents, presentations of Group entities by working groups, accelerated cross-functionality,
  - company strategy and its deployment; 82 people took part in this seminar in 2007;
- seminars for management teams and managers with strong potential. These seminars, held in prestigious international environments, involved debate and discussion of present and future trends. They aim to develop a strategic vision and approach to Regions and markets, through an understanding of geopolitical, economic, technological and cultural issues. 65 people took part in these courses and were able to hone their skills, especially in finance and management issues related directly to their business;
- seminar for "key contributors". This program is designed to help key contributors become more effective leaders, to help them choose and recommend methodologies, implement goals, act transparently, and get results. Set up in November 2006, it is based on three challenges: professional (gain a better understanding of market dynamics and the extent of global competition); personal (identify and develop individual working processes that deliver performance); cultural (grasp the opportunities offered by a multicultural environment).

Coaching

To help managers improve practices, individual and collective "coaching" sessions were organized for management committees keen to develop their managerial qualities. The development of cooperation skills and the management of complex situations were addressed in management workshops.

Management of engineering departments

A number of initiatives were organized in 2007, and are set to continue in 2008 at several levels:

- refocus business-line management on the fundamentals:
  - a sites director has been appointed and a dedicated team of almost 300 people put in place,
  - a survey of 12,000 employees has been conducted by an outside firm to identify possible areas of improvement;

◇ Global Reporting Initiative (GRI) Directives

- control the incoming workload and the management of resources:
  - 350 people (in-house transfers or external recruits) are to be hired between now and the end of 2008 as part of a recruitment plan,
  - new forms of organization have been put in place to make communication easier (systematic weekly meetings and a "Team Day");
- provide support through training and skills management:
  - training stepped up in personal efficiency, stress prevention and management, and the conduct of annual performance and development reviews;
- succeed through welfare at work:
  - refitting of meeting places (meeting rooms, terraces, restaurants, etc.),
  - shorter working hours at engineering sites,
  - life in the workplace improved by reminding staff of the operating rules (efficiency of meetings, professional travel, lunch break, etc.),
  - teleworking developed in compliance with the corporate agreement.

These points are naturally supported by the reorganization of the HR function, particularly the decentralization of the HR function and the appointment of local HR officers in the field.

3.1.1.2 ASSESSMENT AND RECOGNITION

ASSESSMENT: THE ANNUAL PERFORMANCE AND DEVELOPMENT REVIEW ◇

At Renault the annual performance and development review is a unique opportunity for employees and their immediate managers to communicate and dialogue together. It is an important managerial task that serves to set targets, assess performance and identify how each employee can best pursue his/her personal and professional development.

The annual performance and development review was recently revised to support the implementation of Renault Commitment 2009.It now effectively targets the contribution of each employee to the Group's priorities, while focusing on clear, ranked and measurable objectives.

The assessment of each employee's performance is based on a factual review. It looks at whether the employee has achieved his/her targets and in what way (i.e. professional skills, behavior in the workplace, and managerial qualities for executive-level staff).

If results fall short of expectations, a program of improvement is implemented by the manager and employee, in order to give fresh impetus to individual performance.

The link between this performance assessment and the promotion plan (changes in job position or coefficient, revision of fixed remuneration/basic salary, bonuses where applicable) is coherent. The promotion plan looks not only at whether objectives were achieved but also how.

A number of new tools were developed in 2007 in order to provide greater support for managers and employees in the 2007-2008 campaign of annual performance and development reviews. A guide setting out all aspects of the annual performance and development review in detail was made available to all staff. At the same time, managers received practical training in the conduct of annual performance and development reviews.

REMUNERATION

Changes to remuneration

Renault is conducting a dynamic policy on resources.

At Renault s.a.s., management and trade unions (CFDT, CFE-CGC, CFTC and FO) signed a pay agreement on February 19, 2007 that included an overall pay increase for production and non-managerial staff of 3.6% for the period from April 1, 2007 to March 31, 2008. These measures include an overall pay rise of 1.5%, individual awards and promotions of 1.5%, a 0.34% seniority-related rise, a 0.24% increase in vacation and end-of-year bonuses and a review of the compensation for transport and for duty hours.

Outside France, the remuneration policy respects local market standards.

The subject of senior executives' pay is addressed in chapter 4.4 on corporate governance.

Performance bonuses

A new system of performance bonuses for senior managers, directly linked to their success in meeting targets, was put in place in 2006, and applied to results in 2007. This corporate system, rolled out Group wide, concerns around 2,500 managers and is based on their success in meeting collective and individual targets.

3.1.1.3 SHARING THE BENEFITS OF GROUP PERFORMANCE ◇

Renault operates an incentive scheme that includes a redistribution of profits. It may also take the form of bonus payments for local performance.

The incentive agreement signed by Renault s.a.s. for 2005, 2006 and 2007 comprises two separate components: a share in the profits and a bonus related to the performance of each site. Payments on profits are equivalent to 6% of Renault's consolidated net income, after tax and correction of any extraordinary factors relating to Nissan and after deduction of minority interests. For calculating individual entitlements, the same base is applied to all categories of personnel (gross annual salary, social security basis), with a minimum gross annual level of remuneration. This agreement expired at end-2007.

Over the past three years, incentive and performance-related bonuses at Renault s.a.s. have totaled the following amounts:

YEAR	TOTAL *(in € million)*
2005	217.59
2006	210.08
2007	**206.99**

The senior management of Renault has decided to implement a profit-sharing policy across the Group.

This policy will be applied in France to Renault s.a.s. and its French subsidiaries from 2008, in compliance with legal provisions and as an extension of previous agreements. It will be extended gradually to all regions and to other Group subsidiaries from 2009, in order to involve all employees in the Group's economic performance and financial results, based on operating margin.

The profit-sharing agreement for France, applicable from January 1, 2008, was signed on December 18 by four trade unions (CFE-CGC, CFDT, FO, CFTC).

3.1.1.4 EMPLOYEE STOCK OWNERSHIP

In France, Renault operates a voluntary company savings plan open to all subsidiaries that were more than 50% owned in 2006. The plan comprises:

- four employee savings funds invested in accordance with socially responsible standards. Employees can make top-up payments into these funds, which are approved by the Associated Employee Savings Committee. The portfolio of shares managed to socially responsible investment standards is selected on the basis of the criteria that generally apply in this field: employment policy, working conditions, respect for pollution standards, corporate governance;
- a profit-sharing fund invested in the company's shares (Renault share, ISIN code FR0000131906).

In 2007 total payments into Renault's company savings scheme totaled €51.4 million euros (up 4.9% on 2006), of which 92% in the form of discretionary bonus transfers. The total value of the company savings plan at December 31, 2007 was €1,143.1 million.

The following data relate to the Group:

	BREAKDOWN OF COMPANY INVESTMENT FUNDS	NO. OF INVESTORS AT DECEMBER 31, 2007	ASSETS *(in € million)*	PERFORMANCE IN 2007 (%)
Actions Renault [1][4]	Almost 100% Renault shares	57,759	706.0	7.35
Actions Renault [2]	Almost 100% Renault shares	14,774	151.9	7.39
Renault Italia [3]	Almost 100% Renault shares	159	1.7	7.30
Fructi ISR Performance	100% European shares	6,192	34.9	-0.04
Fructi ISR Équilibre [4]	50% French/foreign equities	15,660	152.0	2.19
Expansor compartiment 3 [4]	95% diversified bonds	12,675	82.6	2.46
Fructi ISR Sécurité [4]	100% money market	3,068	14.0	3.78

(1) "Actions Renault" savings fund for French tax residents.
(2) "Renault Shares" savings fund for tax residents outside France and Italy.
(3) "Renault Italia" savings fund for Italian tax residents.
(4) Fund to which top-up payments can be made throughout the year.

3.1.1.5 COLLABORATIVE INNOVATION

Involving all personnel in a process of collaborative innovation has been part of the Group's corporate culture for more than twenty years.

This approach plays a fundamental role in encouraging the participation and involvement of all employees in Renault's progress, in order to protect the company's future and sharpen its competitive edge. The added value generated by the 400,000 practical suggestions for improvement (PSI) implemented in 2007 extends beyond the value of these ideas alone:

- by developing a culture of initiative and creativity, the company as a whole is more receptive to change;
- by asking everybody to come up with ideas, in compliance with Renault Commitment 2009, it encourages Group-wide commitment;
- when employees become active participants, and feel encouraged, listened to and valued by their manager, they play a more active role, and directly improve their quality of life in the workplace.

Renault is gradually developing this system in all countries, across all sites and for all personnel. Data for Renault in 2007 are as follows (consolidated data for 83,000 people compared with 86,000 in 2006):

- a participation rate of 67% (69% in 2006);
- practical suggestions for improvement processed in 2.7 months on average (3.2 months in 2006);
- savings of €135 million, an average of €1,626 per person (€54.5 million or €633 on average per person in 2006);
- 4.1 practical suggestions for improvement registered per person in 2007 (5.2 in 2006).

In 2008, Renault plans to continue rolling out the collaborative innovation plan in its new subsidiaries, particularly Russia and Iran.

At the same time, Renault will step up a process to build on the best PSIs and bring them into general practice through Production Business-Line clubs implemented in 2007.

3.1.2 CONTRIBUTING TO GROUP PERFORMANCE

Contributing to Group performance involves discovering and developing the talents that are essential to Renault's performance, and particularly its international expansion. In 2007, the Human Resources function pursued policies designed to sharpen the Group's competitive edge. It also sought to improve its own performance through increased standardization and a comparison with the best.

3.1.2.1 THE SKILLS PROGRAM

The automotive industry operates against a backdrop of global competition and requires a range of specific skills and expertise. Renault has identified skills management as one of the factors setting it apart from the competition.

IDENTIFYING AND DEVELOPING KEY SKILLS

In view of the importance of these issues, Renault introduced a forward-looking cross-functional approach to skills planning in each business line in 2002.

This approach, dubbed the "Renault Skills Program", seeks to provide the Group with the skills it needs to fulfill its strategic goals. From the outset, it has been based on two factors: the conviction that upskilling will make a difference, and the need to look ahead.

Directed by business-line managers with the support of the Human Resources function, the program will identify and build the skills that the Group needs to carry out Renault Commitment 2009 and meet its future commitments.

A total of 48 Skills Leaders, appointed by the CEO, coordinate their skill sets on a cross-functional basis at global level. They are assisted by a business-line advisor and a careers and skills development advisor.

Together, they identify the strategic and business-critical skills to be managed, as well as any new skills that need to be developed in order to support the company's international growth.

After measuring the skills gap, the leaders prepare a skills development plan using a number of tools, including guidance for recruitment, training and organization, and career planning (Careers@Renault).

The Renault Skills Program is part of a continual drive for progress. Annual reviews are used to set the objectives for the following year with a view to enhancing the competitiveness of the company, the performance of its business lines and the employability of its workforce.

3.1.2.2 EMPLOYMENT POLICY

RENAULT GROUP WORKFORCE ◇

At December 31, 2007 the breakdown of Renault's workforce was as follows (excluding employees concerned by the CASA early retirement program).

Group workforce by activity at December 31 ◇

	2007 (1)	2006	2005	% CHANGE 2007/2006
Automobile	127,069	125,827	123,527	1.0%
Sales financing	3,110	3,066	3,057	1.4%
TOTAL	130,179	128,893	126,584	1.0%

(1) Changes in the scope of consolidation had an impact of -1,392 employees in 2007. These include:
- companies consolidated in 2007: +2,425 people;
- removal of the SNR group from the scope of consolidation: -3,817 people.
On a like-for-like basis on 2006, Renault's workforce totaled 131,571 at December 31, 2007, up 2,678 people.

Group workforce by geographical region

	WORKFORCE	% OF GROUP TOTAL	% BLUE COLLAR	% WOMEN
France	63,087	48.5%	38.3	15.4
Europe (excluding France)	23,993	18.5%	50.3	17.0
Euromed	27,127	20.8%	69.5	22.9
Asia-Africa	6,299	4.8%	49.0	10.3
Americas	9,673	7.4%	58.7	9.5
TOTAL	130,179	100%	49.0	16.6

For 2007, Group turnover totaled 7%.

This figure is calculated as follows (based on the workforce under permanent contract): (total incoming staff in 2007 + total outgoing staff in 2007) / (2 × average workforce).

The overall workforce is increasing as a result of Renault's expansion outside Europe. In Europe and France, after a number of years of intense recruitment (31,000 people recruited since 2004), the workforce decreased (a 3.5% drop, excluding the impact of changes in the scope of consolidation such as the removal of the SNR group). Workforce numbers in France make up about half of the Group's total workforce.

SHARPEN COMPETITIVE EDGE AND SUPPORT GROWTH

Renault is pursuing an active employment policy to renew its skills and support its international growth, while pursuing productivity gains in a fiercely competitive environment.

More than 7,000 new employees joined the Group in 2007, including more than 5,500 at international sites.

Recruitment in France is now focused on the main needs of business lines, primarily for Renault Commitment 2009: purchasing, logistics and engineering as part of the team support plan, etc. The main objective is to continue to integrate, develop and maintain new skills. To this end, alongside its training efforts, Renault is relying on proven career management aids: induction courses, career committees, mobility and internal promotions.

A number of measures were taken in 2006 to balance workforce numbers between sites and thus limit the impact of under-activity at some industrial sites and, in particular, partial unemployment. As part of this process, which continued in 2007, some 800 members of personnel were loaned to various sites on request.

At the same time, the Group continued developing its international business locations: ✧

- continued development of Renault Technology Romania;
- a new development center in India;
- agreement for a new site in Tangiers (Morocco);
- continued industrial ramp-up in Russia (Avtoframos) and Romania (Dacia).

To support its international expansion, Renault set a target in 2000 of recruiting 20% of managerial staff with international backgrounds in terms of training or nationality. This steady increase in diversity, seen in most departments in France, provides rich input in discussions and greater insight into practices and habits. It also creates a large pool of employees who can be mobilized as part of Renault's international development. In 2007, 30% of the engineers and managerial staff recruited by Renault s.a.s. had international backgrounds.

To achieve this goal, Renault is working through a dedicated team of recruiters. The company establishes partnerships with international schools and universities, awards study grants to foreign students, and organizes internships for foreign trainees (35% of trainee engineers and managers at Renault s.a.s). It also operates VIE (international corporate volunteer) schemes (74 in 25 countries).

Renault's corporate web site, http://www.renault.com offers a range of vacancies that are regularly updated. Candidates can also submit their applications online and learn about the professional skills needed by the Group. More than 940 job and internship offers were published in France in 2007, receiving more than 38,000 applications. Web users can also consult the local job offers published on the HR sites of 11 countries: Argentina, Belgium, France, Germany, Iran, Italy, Portugal, Romania, Russia, Spain and the UK.

3.1.2.3 COOPERATION WITH THE EDUCATION SYSTEM TO BUILD THE PROFESSIONAL SKILLS OF YOUNG PEOPLE

Upstream of the recruitment process, Renault is putting in place a series of initiatives that seek to match training programs with the skills needed by the Group and the professional expertise of young people.

To find out more about Renault's commitment to the training of young people with few qualifications, refer to chapter 3.3.5 on "Social Performance".

COOPERATION WITH SCHOOLS

Renault is working actively with national and regional educational bodies to encourage training programs that develop the skills needed by the Group. In several instances, this educational cooperation has resulted in the introduction of special training courses for careers guidance counselors/psychologists, head teachers and heads of department.

Renault is developing its commitments in this area through partnership agreements that give an official structure to the initiatives conducted over a number of years (e.g. with the *Lycée Jules Ferry* in Versailles, through a vocational diploma in electronics and a degree in information technology for industrial systems).

Renault also maintains close ties with a large number of engineering and management schools and universities on a wide range of partnership actions (end-of-study internships, apprenticeship contracts for students with five years in higher education, sponsoring of course options, the Phénix program, participation in administrative and/or teaching committees, research projects, involvement in a number of Chairs and Foundations, in-house training, etc.).

Renault paid €8.5 million in apprenticeship tax in 2007 to around 500 French schools.

INFORMATION ON THE ACTIVITIES OF THE AUTOMOTIVE INDUSTRY

Providing information on the wide variety of careers available in the automotive industry is another way to attract young people and to encourage them to undertake scientific and technical studies.

✧ Global Reporting Initiative (GRI) Directives

In France, Renault has signed a business commitment charter to promote equal opportunity in education. It is also supporting initiatives to promote its activities, particularly through:

- the "*Course en Cours*" high school prize. This teaching project, which brings together high schools and universities, is aimed for children from the least privileged social and cultural backgrounds. The idea behind the project is to design, validate, manufacture and promote a mini Formula 1 vehicle that will compete in national and international events. Students from higher education act as tutors for their project. They encourage the young participants to plan their future careers and build a personal project. At the same time, participants discover the realities of the workplace;
- the opening of a special preparatory class at the prestigious *Lycée Henri IV* in Paris, giving grant students the best chance of passing the entry exams for the most selective business and engineering schools. The *Lycée Henri IV* has given Renault the opportunity to sponsor a class over a period of three years. Managers from the company will act as tutors and bring the young people the benefits of their enthusiasm and assistance (visits to sites, information required, support, etc.).

In 2007 the Group took part in 26 forums for leading business and education schools in France and elsewhere.

WELCOMING YOUNG PEOPLE

Renault is also pursuing its commitment to the vocational training of young people. In 2007 Renault s.a.s. opened its doors to nearly 4,000 young people, including 934 on work/study courses and more than 2,800 interns at all levels and in all areas. Renault has also welcomed several dozen doctoral students.

3.1.2.4 CAREER DEVELOPMENT

SUPPORTING CAREER PATHS AND DEVELOPMENT ◇

Against a constantly changing backdrop, career paths provide the basis to build and develop personnel skills over time, through the gradual accumulation of experience.

Through its policy of professional advancement, the Renault group aims to always have the skills it needs and to motivate employees by providing attractive career prospects. Renault therefore places strong emphasis on internal mobility, which takes priority over external recruitment. The company also encourages international and "inter-business line" mobility.

The approach is based on a "mobility Charter", with seven key rules setting out the rights and duties associated with job transfers within the Group, for both employees and managers, as well as the conditions governing the way mobility works.

Employees can use a range of tools available on the Group's intranet to build their career path:

- careers@Renault is a tool launched in early 2006. It describes the main job positions available in France in the company's key business lines, from design to support functions, through production, sales and sales financing. It also illustrates the wide diversity of career paths available, both within and between business lines. More than 1,000 benchmark positions (jobs representing key career development stages within a business line) and bridging positions (jobs that make it possible to move from one business line to another) have been described and published;
- a job opportunities site (JobAccess) is available in five languages.

Forward career planning is organized by the Human Resources function, which draws on information from the careers committees, the individual management committees, as well as on the employee's annual performance and development review.

A working group was set up in 2007 to optimize mobility across the company. The aim is to cut the time taken to fill a job, to match profiles with available job positions and to shorten the time spent making this match.

At the same time, Renault s.a.s. has reviewed a significant part of the rules applying to the management of staff categories through a range of company agreements. These agreements concern:

- production operators.

  A new skills acquisition program promotes the professional advancement of all production operators. International deployment is continuing across all Group manufacturing sites. The objective is to provide common skills standards and training programs in order to guarantee the best production conditions for product quality, regardless of geographical location, and to maximize the sharing of resources and expertise;
- non-managerial staff.

  Three agreements specify the terms of integration for new non-managerial staff (recruited with a higher technical diploma), career paths for team supervisors and shop foremen, and the career management rules for non-managerial staff with promotion potential;
- access of non-managerial staff to managerial status through internal promotion.

  Promotions to managerial status within Renault s.a.s and Renault's French subsidiaries (excluding Renault Retail Group and RCI Banque) are governed by a company agreement, which plays a key role in internal promotions. It concerns between 100 and 120 employees a year in all business lines. Managers promoted through this plan now make up more than 20% of the total. In 2008 Renault will pursue its proactive policy of internal promotions, making full use of the new tools designed to identify staff with potential.

3.1.2.5 TRAINING

Vocational training is key to the skills development process. For the company, training underpins technological change and the implementation of strategy. For employees, training is a way to maintain the highest level of professional expertise and to acquire new skills that will be useful to their careers.

TRAINING FOR EVERYBODY

France

In 1999, as part of the agreement on the reorganization of working hours in France, Renault introduced employee training quotas under an annual "banked hours" scheme. At Renault s.a.s., the quota is 25 hours for operators working in shifts, 35 hours for other operators and non-managerial staff and six days for engineers and managers.

International

In 2007 the Group continued to develop training across the company.

"Core skills" training courses have been designed and implemented for all Group employees on the basis of four formats:

- Renault experts from a particular entity train Renault employees in another country;
- relay facilitators are trained by Renault experts and then train the employees at their entity;
- Renault employees follow training in another Renault entity in another country;
- Renault employees train themselves using e-learning techniques.

The development of skills schools outside France is continuing. Engineering schools are now up and running in Korea, Romania, Mercosur and Turkey. The objective is to organize a training system meeting requirements in terms of costs, skills and quality, which serves the needs of management and thus contributes to skills development at the sites in relation with central engineering.

With the adoption and roll-out of its unique e-learning platform, Renault is now able to implement distance training around the world and to support the Group's international development strategy. For example, engineers from Renault Samsung Motors (Korea), Dacia and Renault Technology Romania (Romania) and Oyak (Turkey) have been trained to use a computer-assisted engineering program, in the same way as their colleagues at the Guyancourt site (France).

At the same time, the Group has restated its language policy. The working language for the Renault group is French, while the Renault-Nissan Alliance works in English. Group managers, as well as employees and technicians using one of the two languages, should aim for a minimum score of 750 points in the TOEIC (Test of English for International Communication) for managers recruited by the Group and 750 points in the TFI (international French test) for managers recruited in France and whose mother tongue is not French. The target level for senior managers and managerial staff with high potential is 850 points. The fluency of managerial staff in English and French is being assessed on a progressive basis: across the Group, 21,500 people have taken the TOEIC test and more than 4,300 the TFI test. At-end 2007 some 3,060 Renault s.a.s. employees had followed English language courses, with 139,756 hours of training. These programs are gradually being rolled out on an international scale.

EFFICIENT TRAINING

The 2007 training plan reflects efforts to contribute to Renault Commitment 2009, in terms of training efficiency and cost management. To this end, Renault is pursuing several objectives:

- match training plans with the needs expressed by the skills development leaders. Training courses are developed only on the request of business lines;
- standardize the training offering Group-wide and optimize deployment;
- publish the available courses on the corporate intranet and provide regular updates. the Training Guide lists the courses on offer, while the skills schools provide employees of each business line with the training they need to do their job and to meet their objectives;
- assess the quality of training: the quality of training, as perceived by the trainees, is systematically assessed by on-the-spot questionnaires, issued at the end of each session. The role of these questionnaires is to ensure that training courses meet objectives. In the case of major programs, surveys of employees and their managers are organized a few months after the event to assess the efficiency of training. More than 40,000 on-the-spot surveys have been conducted on Renault s.a.s. for an average satisfaction rating of 16.8/20;
- optimize costs: with the help of the Purchasing function, cut the cost of training purchases, particularly by working on the supplier base. A number of other initiatives have been set up at the same time to cut the costs of training and the associated logistics. They concern:
  - developing the policy of in-house facilitators,
  - cutting the operating costs of training (accommodation, rental of premises, organization, etc.),
  - regular monitoring of attendance.

Introduced by Renault in 2000, e-learning is now a common practice. More than 78,000 hours of online training were organized in 2007. Integrated with the mixed training program, e-learning allows employees to progress at their own pace and according to their needs, in the fields of fundamentals and theory. Classroom training provides richer interaction and is dedicated more to case studies and role playing. Today, Renault's e-learning offering includes corporate content (management, personal efficiency, English, office automation, etc.) and regularly gains new business line content (finance, management, engineering, purchasing, quality, parts and accessories, information systems, etc.). The training offer plays an essential role in meeting the growing needs for skills development expressed by the Group's various entities.

In 2007 Renault s.a.s. and a subsidiary of a leading IT group set up a joint venture (GIE) to manage training logistics at the Renault head office, Guyancourt and Rueil-Lardy sites in France. The objectives of the joint-venture are to:

- develop professional skills in training logistics with the assistance of an industry-leading partner;
- introduce industrial, automated processes (registration, notification to attend, etc.);
- improve the simplicity and speed of processes for employees and managers.

Managed training

Common indicators are used to keep track of the implementation of the training policy in all countries, and to measure:

- access to training: across the Group as a whole, an average of four out of every five employees attend one training course each year, representing a training access rate of 78.7%;
- total training expenditure as a percentage of payroll: at Group level, the investment was €174.2 million, or 4.85% of the payroll;
- average number of training hours per person: the Group provided 4.9 million hours of training, or 37.8 hours per employee; ✧
- the breakdown of training hours by skills area. The Renault group training program can be broken down as follows: ✧

BREAKDOWN OF TRAINING HOURS BY SKILLS AREA	2007	SHARE (%)
Purchasing	26,794	0.5
Sales/Marketing	414,608	8.4
Design	3,956	0.1
Environment	68,733	1.4
Production	2,287,996	46.4
Engineering	427,318	8.7
Languages	559,221	11.3
Logistics	100,156	2.0
Management	357,360	7.3
Quality	163,969	3.3
Support: HR, Management, Finance, IS, etc.	518,755	10.5

3.1.2.6 MAKE ORGANIZATION MORE FLEXIBLE

In accordance with national legislation and local industrial relations, Renault is developing a policy to reorganize working hours in order to meet the needs of the company's customers and sharpen the Group's competitive edge.

This reorganization has two main aims:

- improve use of resources by developing 2x8 hour and 3x8 hour shift rosters and weekend shifts, and by introducing alternating 6-day and 4-day working weeks;
- develop worktime flexibility: by lengthening daily shifts and introducing Saturday shifts for week-day teams, with recovery of overtime hours during less busy periods via systems such as "time capital" accounts.

Renault is adapting its expertise in the organization of working hours in industry to a number of international projects, in order to help production sites in other countries cope with fluctuating levels of activity.

A total 40.5% of Renault s.a.s. employees work in shifts (41.7% in 2006). The breakdown is as follows:

2007	BREAKDOWN
Women	7.3%
Men	92.7%

Several sites have modified their local agreements to manage specific organizational problems (downturn in activity, partial unemployment, rise in activity, introduction of night shifts, etc.).

3.1.2.7 INFORMATION SYSTEM

Standardization and the pooling of experience rank among the key factors contributing to performance.

Renault's Human Resources are managed by a Group-wide personnel database called the BPU *(Base personnel unique)*, set up to manage Human Resources on an international scale. In time, the system will be able to manage the Group's entire workforce.

The BPU consists of a common core of HR information, including data on Group organization and individual employee data. The organizational data can be read by all the Group's companies in different countries. Access to individual employee data is governed by confidentiality regulations.

The BPU also covers HR management functionalities such as work time, pay, recruitment and individual management. The BPU is designed for human resources experts, but also for managers wishing to enhance the human resources management of their work teams (career and training management, skills development, work time management).

Efforts continued in 2007 to extend the BPU to other countries (Romania in particular), and to expand the services available to employees and managers through *Self Service/Manager Self Service*. These services included implementation of the organization chart, as well as personal data sheets, a workforce management chart and a section on the HR function (employees).

At end-2007, the BPU was in use in 129 Group companies (compared with 143 in 2006 following the reorganization of Renault Retail Group, formerly REAGROUP) in 22 countries (France, Spain, Belgium, Switzerland, Italy, Brazil, UK, Slovakia, Austria, Netherlands, Poland, Czech Republic, Germany, Portugal, Croatia, Slovenia, Argentina, Chile, Hungary, Korea, Romania, Serbia). It thus totals several thousand users and almost 100,000 employees managed.

3.1.2.8 THE ALLIANCE WITH NISSAN

The Alliance HR FTT (Functional Task Team) is made up of HR representatives from Renault and Nissan. Its role is to support the Alliance's drive for improved efficiency by conducting a series of benchmarks to identify the best practices in both groups and pursue the actions launched in the areas of targeted recruitment, staff exchanges, intercultural training and satisfaction surveys.

Renault and Nissan developed a number of staff exchanges to optimize the operation of the Alliance. These exchanges still exist but they now focus more on staff with particularly strong potential or on business line experts. The objectives are fourfold:

- take advantage of the Alliance to train future managers with a strong international culture;
- develop expertise;
- provide a fast response to the demands of local markets;
- build on shared knowledge and expertise in key areas (logistics, etc.).

At end-2007, 44 Nissan employees had joined the various entities of Renault and 72 Renault employees had joined Nissan's business units in regions including Japan, North America, Europe, Mexico and Thailand, making a total of 116 people.

Staff transfers are set to become more frequent in the future to keep pace with the expanding international coverage of the two groups and also to pursue increased synergies.

At the same time, Renault and Nissan regularly assess employee perceptions of the Alliance. Several surveys have already been conducted in this area in a number of countries. The surveys canvass the opinions of several thousand employees, selected at random.

3.1.3 SHARING GROUP VALUES ◇

Renault has become a global and multicultural company. It is therefore essential to promote and share the Group's values, which are factors of cohesion and solidarity. These values, such as the Declaration of Employees' Fundamental Rights, are based on global rules and principles such as diversity, non-discrimination, the implementation of social dialogue at all levels of the company and a continuous focus on conditions in the workplace.

3.1.3.1 DECLARATION OF EMPLOYEES' FUNDAMENTAL RIGHTS ◇

For Renault, a sense of social responsibility is key to its long-term success. It is therefore natural for the Group to make social responsibility one of the values applied at all its sites worldwide.

To this end, the Renault group Declaration of Employees' Fundamental Rights was signed on October 12, 2004 by Renault, the International Metalworkers' Federation, the Renault group Works Council (CGR), and the trade union organizations that signed the agreement of April 4, 2003 relating to the GWC (FGTB, CFDT, CFTC, CGT, CCOO, CSC, FO, UGT, CFE-CGC). This declaration is based on International Labor Organization standards and on the human rights set out in the Global Compact created by the United Nations, and adopted by Renault on July 26, 2001.

The Declaration concerns all Renault group employees worldwide. Suppliers to the Group are also involved.

As part of this Declaration Renault has committed "to respecting company employees worldwide and helping them prosper, fostering freedom, ensuring the full transparency of information, applying the principle of fairness and complying with the Renault Code of Good Conduct". The Code of Good Conduct was modified in 2007 to include a new function, "Compliance", and a warning system aimed at preventing ethical risk.

The Declaration implements global rules and principles, including Renault's commitment in the fields of health, safety and working conditions, and the refusal to use child labor and forced labor. The commitment made by suppliers in this area will be a criterion of selection. The Declaration also restates the Group's commitment to equal opportunities at work, the right to training for employees, and fair remuneration. ◇

Signatories conducted a second review of application on June 25, 2007. This was an opportunity to evaluate the action taken, the standards applicable in all countries and the synergies developed within the Group and extended to suppliers.

◇ Global Reporting Initiative (GRI) Directives

3.1.3.2 DIVERSITY ◇

Reflecting the same approach, Renault signed the Diversity Charter on November 30, 2004 in France. The aim is to encourage pluralism and diversity through recruitment and career management. Around forty other companies have also signed this Charter.

Renault is keen for the company to take advantage of the cultural wealth and diverse experience of all components of society.

WOMEN AT RENAULT

Renault's commitment to promoting diversity concerns the place of women in the company, in particular. Despite the automotive industry being a predominantly male world by tradition, and despite the fact that women are under-represented in the schools attended by students wishing to work in this sector, Renault includes one-third of women in the white collar workers recruited annually.

Three women sit on Renault's Management Committee.

Renault s.a.s. has signed an agreement to establish professional equality between male and female employees and to encourage a balance between employees' working lives and private lives. The agreement includes measures to establish gender equality, such as the analysis of the recruitment of women, cooperation with the educational authorities in an effort to make automotive industry professions more attractive to women, the creation of commissions for gender equality in the Works Councils, and measures relating to maternity or parental leave (interview with the management, training, access to information, equal treatment guaranteed during maternity leave). Plans are also under way to provide practical and financial improvements and to organize childcare facilities in an effort to better reconcile employees' professional and private lives.

In October 2007, Renault partnered the Women's Forum in Deauville (France) for the second year running. As a partner in the program "Women for Education", Renault also supports the emancipation of women worldwide, through easier access to education, vocational training and business creation.

DISABLED PEOPLE

Renault s.a.s. has renewed its agreement concerning disabled staff for the fourth consecutive time and for a period of three years (2006-2008). For more information, refer to chapter 3.3.5 on Renault's "Contribution to civil society".

In 2007 Renault pursued initiatives to:

- educate managers and employees on disabled staff and the company agreement;
- recruit more than 2% of disabled people in the engineering and support sectors for Renault s.a.s.;
- consolidate its partnership through a special plan to promote the professional insertion of disabled people;
- promote the integration of disabled young recruits and meet their requests concerning professional mobility;
- support job retention through the redevelopment of work stations.

Renault plans to continue deploying this agreement in 2008.

3.1.3.3 NON-DISCRIMINATION

Renault aims to ensure equal opportunity. All employees must be able to express themselves in line with their commitment, their skills and their talent. To this end, Renault prevents all forms of discrimination. The principle of non-discrimination implies equal treatment based on the application of identical rules and criteria for all employees, at all stages of Human Resources management (recruitment, training, promotion). Renault set up an initiative in 2006 to educate employees on discrimination issues. The focus that year was on HR staff and management committees. Renault continued to implement this policy in 2007, and plans to extend it internationally.

3.1.3.4 MANAGEMENT-LABOR DIALOGUE ◇

Renault aims to maintain continuous, responsible and high-quality dialogue between management and labor at all levels of the company. This dialogue underpins the technical, economic and social changes stemming from the implementation of corporate strategy. The company encourages negotiation to promote decision-making at grass-roots level, and to prepare and manage change by seeking a balance and a convergence of interests between the company and its employees.

In October 2005 a Group-wide policy for relations with staff representatives was defined to make sure that Renault assumes this social responsibility in every country where it does business. The policy reflects the Declaration of Employees' Fundamental Rights signed on October 12, 2004 and confirms the Group's strong commitment to staff representation.

Dialogue between management and labor continued apace in 2007.

In 2000, the Renault group Works Council became the only employee representative body spanning the entire Group. Its role is to establish a transnational dialogue between management and labor on the situation and strategy of the Group, and on major developments. Following the renewal of the agreement on the Renault Works Council on April 26, 2007, two new full members (Romania and Poland) have joined, along with a Russian observer. The council now comprises 34 representatives from 19 countries, working for Renault's majority-owned subsidiaries in the European Union and worldwide (Brazil, Argentina, Korea, Turkey, Russia). Two additional European deputy secretaries (Slovenia and Romania) have joined the select committee. In 2007 the Works Council met once in plenary session. The European Group Committee met once, and the select Committee, composed of ten members (including five European secretaries excluding France) met 11 times.

The Works Council of Renault s.a.s is regularly informed and/or consulted on the general operation of the company and its subsidiaries (founding of subsidiaries outside France, new Group organization by Region, etc.). The Works Council met nine times in 2007, and the bureau 13 times. The economic commission met six times and the central training commission twice.

In 2007, five collective agreements were signed at Renault s.a.s., concerning teleworking (agreement of January 22, 2007), wages (agreement of February 19, 2007), the Group Works Council (agreement of April 26, 2007), the Works Council composition (agreement of July 24, 2007) and the redistribution of profits (agreement of December 18, 2007).

The agreement on teleworking was signed in early 2007 with all trade unions. It enables employees who so wish to work from home, in agreement with their manager. Teleworking functions on the basis of two to four days at home with at least one day on the office site. The company provides the employee with all the equipment necessary. Before teleworking can be put in place, the employee's domestic electrical system and IT access must be approved. A trial period of three months is applied and can be terminated at any time. At end-2007, 99 employees had adopted teleworking and 52 applications were under study. An equal number of men and women are concerned. The distance from home is a key factor of choice for 60% of teleworkers.

3.1.3.5 INTERNAL INFORMATION

Renault communicates with its employees on a continuous basis about the company's situation, strategy and objectives in all areas: Renault-Nissan Alliance, new products, industrial and commercial activity, motor racing, financial results, human resources policy, etc.

The main internal print medium is an international magazine called "Global" (between eight and ten issues per year). It has a circulation of more than 100,000 in French and English, alongside four local editions (Spain, Mexico, Russia and Turkey).

An internal medium, videostreaming, is used to broadcast videos over the intranet. The announcement of Renault Commitment 2009 by Carlos Ghosn was widely broadcast internally, both live and recorded. Alongside videostreaming, increased use is being made of the range of possibilities offered by emerging information technology, such as animations and illustrations.

Many countries have set up intranet sites in their own language, accessible through the company's international portal. The dual-language (French and English) intranet portal, which has some 60,000 terminals connected worldwide, is used continuously to transmit in-house news bulletins, fact sheets and videos. In addition, communications kits are produced for management so they can keep employees informed of events within the company and issues relating to Group strategy.

3.1.3.6 OCCUPATIONAL WELFARE

The health and safety of the workforce are essential values for the Group. They play a key role in the Group's efforts to enhance the quality of life of employees while boosting its own overall performance.

This policy reflects the Renault Declaration of Employees' Fundamental Rights. It is based on values that apply throughout the Group as it pursues its international expansion and continues to develop both socially and industrially.

The method used by Renault to assess occupational welfare is based on:

- a management system;
- an international network of specialists in healthcare, safety and working conditions (engineers, technicians, physicians, nurses, social workers);
- an assessment of risks from the standpoint of both safety and ergonomics;
- the commitment of management and personnel in this area;
- a proactive approach to human factors, particularly in new projects and in countries that are new to the Group.

To measure implementation of the occupational welfare policy, assessments based on a management standard are carried out in the various Group entities, both by internal experts and by an outside body. If conditions are met, the "Renault Management System for Safety and Working Conditions" label is awarded for a renewable three-year period. It can be withdrawn in the event of a serious anomaly.

Since the initiative was launched in 2000, Renault has organized audits at its industrial, support, engineering and commercial sites.

- 95% of industrial, support and engineering sites have obtained the label, which has already been renewed in some cases. The sites that have not yet obtained the label are those whose consolidation is recent (new business locations, sites recently purchased by Renault, etc.);
- 80% of sales sites have obtained the label since the launch of this initiative in 2005.

In 2008 Renault plans to:

- conduct another 14 audits for industrial, support and engineering sites (primarily audits of renewal), and around 40 for sales sites (including 18 audits of renewal);
- structure the occupational welfare activity at new sites in India and Morocco;
- continuously reduce the number of accidents;
- continue encouraging managers to be proactive on occupational welfare issues.

NUMBER OF LOST-TIME OCCUPATIONAL ACCIDENTS: FREQUENCY – RENAULT GROUP ✧

(per million hours worked)


8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
6.20
4.90
3.92
3.84
3.65
3.54
2002
2003
2004
2005
2006
2007

Since 2002, the frequency of lost-time accidents within the Group has fallen by more than 40%.

✧ Global Reporting Initiative (GRI) Directives

NUMBER OF DAYS LOST THROUGH OCCUPATIONAL ACCIDENTS: SEVERITY – RENAULT GROUP ◇


(per thousand hours worked)
0.25
0.20
0.15
0.10
0.05
0.00
0.22
0.20
0.18
0.15
0.14
0.13
2002
2003
2004
2005
2006
2007

Since 2002, the severity of occupational accidents within the Group has decreased by more than 40%.

Group figures on occupational accidents concern 98.7% of the total workforce.

The Group's policy on health and occupational welfare comprises a number of other facets.

ERGONOMICS

Renault applies a method of ergonomic analysis to its workstations. The third version of this internally developed system aims to protect the health of production operators, particularly by reducing musculo-skeletal complaints, and thus to improve performance. Used in all Renault production plants worldwide, the method has also been extended to other companies. At the same time, Renault has developed a simplified safety and ergonomics data sheet to help unit managers analyze the risks inherent in the workstations for which they are responsible and to improve working conditions on an ongoing basis. Good ergonomics involves making sure that the workstations are suited to the people who work at them (taking particular account of the age of employees). This involves conducting an ergonomic analysis of workstations, emphasizing ergonomics in projects (see below), doing away with job positions classed as "difficult" on the ergonomic scale, and improving skills in this area. A plan to recruit qualified ergonomic specialists has been under way for several years.

For each major industrial project (vehicle replacement, etc.) the project team now systematically appoints a socio-technical project manager whose role is to:

- ensure that projects place greater emphasis on ergonomics;
- handle questions relating to occupational health and safety as well as to design ergonomics (new production facilities, product upgrades, etc.);
- monitor the quality of the training plan. Each project provides an opportunity to aim for progress targets set jointly by the engineering departments and production plants.

Renault plans to extend these initiatives in 2008, to:

- continuously improve workstations, to provide training in ergonomics for managers and to cut the number of job positions ranked as difficult through new projects, particularly at international level;
- educate employees, particularly in supporting activities.

HEALTH ◇

Renault is developing a health policy for employees.

Employees undergo regular screening tests, e.g. for cardiovascular diseases. Renault also organizes information and training campaigns on themes including ergonomics, smoking, alcohol, drugs, healthy eating, obesity, the dangers of sunburn and practical information for foreign missions.

Renault is adopting a multi-faceted approach.

The health departments and occupational welfare departments work hand-in-hand to maintain a healthy workplace (workstation ratings, environmental samples, etc.).

Renault set up a stress, anxiety and depression clinic in 1998. At end-2007, more than 64,000 tests – organized on a voluntary basis – had already been carried out, leading to action on an individual or collective basis. These included:

- stress-education forums, aimed primarily at managers;
- sessions to help the HR function identify people in difficulty.

In 2007, Renault:

- continued to provide post-traumatic stress prevention services to offer immediate support to employees suffering from psychological shock;
- organized training in relaxation;
- extended the stress, anxiety and depression clinic to three new sites;
- extended the content of the "Medical Intranet" to include new topics, such as sleep, stress, cardio-vascular diseases, alcohol abuse, nutrition, hygiene, viral protection measures, etc.;
- harmonized its internal public health campaigns.

In 2008 Renault plans to:

- educate employees on the subject of alcohol;
- modify the stress, anxiety and depression clinic to better target the actions to be developed for identified at-risk populations;
- harmonize key indicators at international level in order to better target global prevention actions;
- repeat its prevention campaigns (sleep, vigilance, addictions: tobacco, alcohol, etc.).

TEST LABORATORY

Renault's test laboratory, set up a number of years ago, is now attached to the department of "Environmental protection and risk prevention". This has made it possible to develop skills synergies and implement a coordinated approach in the areas of employee health and environmental protection. The laboratory also manages "Chimrisk", the Group's chemicals database, which provides all internal staff concerned with valuable information for preventing health and environmental risks arising from Renault's use of chemicals. A total of 6,534 products are listed at present. At the same time, the laboratory analyzes the physical and chemical environments. In 2007 it conducted 1,684 tests on air quality at workstations, and 1,800 analyses of physical environments (noise, etc.) compared with 1,176 tests on air quality and 1,803 analyses of physical environments in 2006.

In 2008 Renault plans to:

- ensure enforcement of the REACH regulation (Registration, Evaluation, Authorization and Restriction of CHemicals);
- step up efforts to provide computerized safety and environmental instructions on all chemicals, for use by the primary and secondary sales networks and new international sites;
- increase its capacity to measure noise.

ROAD RISK PREVENTION

In 2007 further to the commitments made to the authorities and the publication of the Renault Driver's Charter, the Group:

- organized awareness forums via its sites and subsidiaries (braking tests, personal vehicle safety checks, testing of reflexes, etc.);
- promoted practical training sessions to increase awareness of accident risks (some 500 employees trained in 2007);
- deployed the following Group-wide:
  - a new international e-learning aid on preventing road risk for cars and motorbikes (nearly 4,300 hours of training reaching nearly 18,400 employees),
  - a game published in the house magazine "Global", to educate employees and their families concerning their behavior on the road;
- tested an employee training system based on a driving simulator at three sites.

(For more details, see chapter 3.3.4 on "Social performance").

The action taken between 2000 and 2001 achieved a 10% cut in the number of lost-time accidents taking place on the journey between home and work. The action taken since 2002 has reduced the number of accidents of this type by a further 15% across the Renault group.

For 2007, the Renault group reported 2.2 lost-time accidents between home and work for 1,000 employees. The breakdown of these accidents is as follows:

2007	CARS	2-WHEELED VEHICLES	PEDESTRIANS	OTHER
Number of lost-time accidents between home and work	37%	32%	28%	3%
Number of lost-time days	26%	49%	22%	3%

An international convention is held each year for occupational health and safety specialists, doctors, nurses, socio-technical project managers, prevention technicians and also for managers.

3.2 ENVIRONMENTAL PERFORMANCE

3.2.1 ENVIRONMENTAL CHALLENGES

The survival of natural environments depends on maintaining a delicate balance between fauna, flora and humans. This balance is threatened today by human activities and their impact on the environment: population growth, economic expansion and consumer trends. Increasing global consumption of water, fossil resources (oil, gas) and other non-renewable raw materials is dangerously reducing the natural resources that will be available to future generations, since these resources cannot be renewed in the same proportions.

Greenhouse gases, including CO_2, are contributing to climate change. Chemical substances released into the atmosphere contribute to phenomena like acid rain and the formation of tropospheric ozone. When these substances are discharged in bodies of water, eutrophication can occur. This encourages the proliferation of algae, which asphyxiate other aquatic organisms.

Renault's environmental policy addresses the major environmental challenges that are specifically related to the automotive industry:

- the manufacture and use of vehicles consume natural resources and produce waste;
- vehicle operation produces carbon dioxide, a greenhouse gas;
- the sulfur dioxide and nitrogen oxides emitted by vehicles contribute to acid rain and acid soil;
- vehicle use increases environmental noise levels.

Renault has defined five priorities for its environmental policy:

- preserve natural resources;
- eliminate or reduce environmental impacts;
- develop product and service offerings that are compatible with environmental protection;
- implement environmental management across the company and throughout the product life cycle;
- organize communication on environmental issues.

At Renault, actively protecting the environment means creating a range of vehicles and services that will maintain the ecological balance in the local ecosystem and at planetary level, taking into account the environmental and economic situations in each market. It also means tracking and taking part in scientific, regulatory and fiscal debate with French and European authorities to reduce the impact of the car on the environment.

Renault welcomed an initiative put forward at the end of 2007 by the French government which:

- rewards vehicles emitting less than 130 g of CO_2 per kilometer;
- penalizes those emitting more than 161 g of CO_2 per kilometer;
- is neutral for vehicles with CO_2 emissions of between 131 g and 160 g of CO_2 per km.

In France's national debate on the environment, Renault again stated that it was very much in favor of this type of taxation, based on a bonus/surcharge system. This type of taxation promotes the increased availability of vehicles with low CO_2 emissions. These vehicles play an essential role in efforts to prevent climate change. Renault's commitment in this area dates back to February 2006 and Renault Commitment 2009, and was further reinforced by the roll-out of the Renault eco² label in May 2007.

This label promotes dialogue with the customer on the life-cycle approach chosen by Renault some years ago. This approach takes into account all the ways in which a vehicle impacts the environment during its lifetime, from the design and development phase onwards.

Renault has accordingly been making precise measurements of environmental flows during the phases of vehicle production and use. It is also gaining a clearer picture of flows in other life-cycle phases such as the supplier chain and the treatment of end-of-life vehicles (ELVs). More and more comparisons are being made between vehicles of different generations in the same segment. The Laguna II/New Laguna comparison shows the progress made in just a few years.

COMPARATIVE INVENTORY AND PROGRESS BETWEEN LAGUNA II AND NEW LAGUNA ◇



Natural resource depletion potential
3% 2%
Laguna II
New Laguna
2% 2%
-9%
Acidification potential
59%
3%
26%
3%
-35%
Eutrophication potential
77%
1%
37%
1%
-40%
Climate change potential
73%
4%
64%
3%
-10%
Photochemical ozone creation potential
45%
3%
48%
3%
-1%
0%
20%
40%
60%
80%
100%
Vehicule manufacturing
Fuel production
Vehicule use
End-of-life

The life-cycle analysis makes it easier to decide on the best trade-off between environmental impacts that are often contradictory and where a compromise has to be found: for example, between CO_2 and pollutant emissions or safety and weight, or – in the process chain – between the ELV phase and manufacturing by suppliers.

Renault has gone further by including an indicator that combines the life-cycle analysis for each technology and alternative energy with their economic characteristics (technology cost, fuel prices, tax aspects, etc.). Renault's objective is to develop ecological solutions that can be widely implemented for an immediate and significant impact on the environment. A criteria of ecological and economical efficiency must therefore be taken into account. This "cost per ton of CO_2 avoided" is the criterion used to measure this efficiency and rank the alternative solutions.

Through this comprehensive vision of the full life cycle, Renault and the Renault-Nissan Alliance are able to work on a broad range of technologies (hybrids, fuel cells, electric vehicles) as well as on the potential of alternative fuels, including compressed natural gas (CNG), liquefied petroleum gas (LPG) and biofuels (existing and future). These solutions will be applied to Renault's vehicles when there is market demand for them, taking into account local resources.

For more information, visit www.renault.com.

3.2.2 ENVIRONMENTAL INDICATORS

For several years Renault has used environmental indicators based on quantifiable and reliable data for the products and operations at Renault sites. An analysis of supplier chain impacts is now starting through external databases. It will take several years to inventory the life cycle of suppliers' processes. The environmental impact of ELV recycling is starting to be evaluated with the introduction of processing networks.

After Scénic II, finalized in 2004, Renault conducted life-cycle inventories on Modus, Clio II and Clio III in 2005, Clio II Flexfuel, Twingo and New Twingo in 2006, Laguna II and New Laguna in 2007. Absolute figures are not given because they have not received the independent verification necessary to guarantee their reliability and respect for methodological standards. An external expert has written a critical review on the life-cycle inventory of New Laguna.

3.2.2.1 ENERGY RESOURCES AND CO_2 EMISSIONS

MANUFACTURING

Logistics ◇

Environmental indicators are being progressively integrated in the purchasing process to see how improvements can be made in the supply and distribution chain. This includes taking into account the regulatory pollutant emission levels for vehicles on the road. Greenhouse gas emissions have been lowered by reducing the amount of fuel used for transportation by optimizing routes, training personnel in eco-driving, and so on. However, Renault wants to collect better quantitative data by assembling an array of indicators for the various physical flows.

Following the initial measurements of CO_2 emissions declared for 2006, the logistics department set up a dedicated team to analyze the logistics performance of Renault and its tier-one suppliers. Based on a questionnaire designed to gather pertinent information, the analysis aims to identify potential sources of progress that could be turned into action plans for tier-one and tier-two suppliers, such as grouping road transport.

The "EPE protocol", a tool designed to measure the carbon balance, was used to study and approve changes to transport resources. "Truck+ship" was replaced by "train+ship" for transporting engines from Valladolid (Spain) to Bursa (Turkey), or "barge+ship" for parts shipped from the Grand-Couronne site (France) to assembly plants outside Europe.

Following initiatives to increase the density of transport resources between tier-one suppliers and Renault in 2007, the truck fill rate rose from 69% to 74% in Europe, and the fill rate of sea containers from 59 m^3 to 62 m^3 worldwide.

At end-2007, Renault decided to appoint an environmental manager to implement global management of the logistics function.

Energy consumption ◇

The action plan originally set in train in 2002 after the inclusion of several new industrial plants, such as Pitesti (Romania), in the reporting scope has now been extended. This has resulted in a 12.4% reduction in energy consumption per vehicle between 2002 and 2007. This plan comprises two main strands:

Energy saving initiatives

These initiatives rely on rigorous, standardized management of non-production time and on the convergence of best practices in facility design and control. This involves:

- developing new energy-saving regulation systems;
- lighting and heating smaller areas selectively, depending on periods of activity, or using speed regulation systems for processes with sharply fluctuating energy demand;
- reducing demand for compressed air, especially during machining operations;
- searching continually for less energy-hungry products, such as low-temperature treatment baths and paints that are less sensitive to temperature and humidity conditions;
- developing energy recovery techniques such as recycling calories from discharged air in paint shops;
- boosting boiler output during renewal campaigns;
- capturing atmospheric pollutants as close as possible to source in order to reduce air renewal rates in buildings.

Using renewable energies

The first phase is a detailed study on the timeliness of using renewable energies (wind, solar thermal and solar photovoltaics, biomass, geothermal and fuel cells) and their integration in the production process based on study results. The second phase involves implementation at the most favorable sites:

- the first pilot applications of solar thermal energy were set up in 2007 at the sites of Palencia and Valladolid Motores (Spain) and Cacia (Portugal). These installations, designed to produce hot water, will make it possible to shut down thermal power plants in summer, saving around 3,000 MWh and avoiding some 600 tons of CO_2 every year;
- the decision-making process is under way for projects using biomass and wind power.

ENERGY CONSUMPTION BETWEEN 1998 AND 2007*



(MWh/vehicle)
2.8
2.6
2.4
2.2
2.0
0
2.42
2.38
2.35
2.43
2.63
2.63
2.50
2.45
2.42
2.30
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

* The 2007 reporting scope includes production, logistics and engineering sites (see chapter 8.4.2). The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.

Greenhouse gases ◇

In 2003, aware of the impact of its activities on greenhouse gas emissions, Renault conducted an inventory of greenhouse gas sources at all the production, logistics and office sites included in the scope of environmental reporting, and reviewed its reporting system with the assistance of an independent organization. Renault's reporting system is compliant with the French EPE (Entreprises Pour l'Environnement) standard for greenhouse gas inventories, which guarantees the reliability of the results.

Find out more at www.renault.com

Renault is implementing a three-pronged strategy for cutting greenhouse emissions from its industrial sites:

- increase energy efficiency;
- reduce energy consumption;
- change fuels.

These actions are included in site management plans so that targets can be set for future vehicle projects.

Since 2003, total direct emissions of greenhouse gases have fallen from 755 kteq CO_2 (kilotons of equivalent CO_2) to 688 kteqCO_2 in 2007.

On January 1, 2007, Romania became a member of the European Union, and the Dacia plant in Pitesti joined the European CO_2 emissions trading scheme. A total of thirteen Renault group industrial sites (seven in France, four in Spain, one in Slovenia and one in Romania) are now part of this scheme, which was set up on January 1, 2005 to help member states respect their commitments under the Kyoto protocol. In this scheme, companies whose emissions are below quota may trade their allowance with companies that exceed theirs.

Renault thus has a quota of 537 kilotons of CO_2 for all the plants concerned by the European emissions trading scheme. Viewed against the European market total[7] of 414,400 kilotons of CO_2, this figure shows that the Group accounts for just a modest share of emissions on the trading market. Renault has opted to manage all its emissions allowances with a single broker in order to increase efficiency and prepare joint action for progress at all its industrial sites around the world.

BREAKDOWN OF GREENHOUSE GAS EMISSIONS IN 2007 BY SOURCE TYPE* ◇



89.1%
Combustion of fossil fuels
2.9%
Engine, gearbox and vehicle trials on the test track
8.0%
Filling manufactured vehicles air-conditioning systems with refrigerants

* *The 2007 reporting scope includes production, logistics and engineering sites (see chapter 8.4.2).*

CAR USE ◇

Renault is among the top three carmakers in Europe in terms of reduced CO_2 emissions and fuel consumption. The range of available energies is gradually expanding.

Gasoline and diesel

In conjunction with Renault Commitment 2009, a key performance indicator was set up to monitor progress in relation to the following commitment: "*As of 2008, sell one million vehicles emitting less than 140 grams of CO2 per km, with one-third of them emitting less than 120 grams.*"

In 2006, in the 15-member EU, according to monitoring by the Association Auxiliaire Automobile (AAA), 587,516 vehicles sold by Renault emitted 140 grams or less of CO_2 per km, and 214,175 of them emitted 120 grams or less of CO_2 per km. The graph below shows the progress made by Renault in this segment compared with the overall market, according to the CO_2 labeling system applied in France.

EUROPEAN SALES BETWEEN 1995 AND 2006 BASED ON FRANCE'S CO_2 LABELLING STANDARD

(sales as a %)



1995
2000
2006
100
90
80
70
60
50
40
30
20
10
0
5%
21%
55%
16%
3%
2%
19%
66%
13%
4%
14%
36%
31%
14%
1%
1%
4%
39%
51%
5%
3%
9%
27%
30%
22%
9%
1%
4%
20%
28%
30%
17%
European Market
Renault
European Market
Renault
European Market
Renault
G ≥ 250
F 201-250
E 161-200
D 141-160
C 121-140
B 101-120
A ≤ 100

(7) *Quotas allocated to the European countries where Renault is present and which are subject to quotas (France + Spain + Slovenia + Romania).*

Internal analyses conducted by Renault in 2007 based on the 27-member EU indicate that 866,752 vehicles sold emit 140 grams or less of CO_2 per km, with 37% of them emitting 120 grams or less of CO_2 per km.

In 1998, carmakers made a commitment to the European Commission to bring average emissions down to 140 g of CO_2/km for all cars on the road, i.e. 25% lower than in 1995. The rating varies with the breakdown of sales. Negotiations are in progress to reach a new target of 130 g of CO_2/km by 2012.

This CO_2 emissions indicator is called CAFE (Corporate Average Fuel Economy) for Europe. Renault's CAFE indicator decreased slightly in 2006, placing Renault once again among the top three European carmakers.

Renault used three methods to achieve these results.

Method 1, which concerns all projects, involves optimizing all the vehicle parameters that have an effect on fuel consumption and CO_2 emissions:

- for the vehicle: careful management of vehicle weight, lower aerodynamic drag and road noise, and lower consumption by accessories such as power steering and climate control in order to manage electrical energy more efficiently. For New Laguna, vehicle weight was cut by up to 65 kg for the 1.5 dCi version and aerodynamics were improved with a Cd of 0.293, compared with 0.310 previously, for CO_2 emissions of 130 g per km;
- for the engine: greater efficiency and less friction, increased use of multivalve technology, smaller turbochargers on diesel and gasoline engines, a sixth gear added to many manual gearboxes, introduction of five- and six-speed automatic transmissions and Continuously Variable Transmission (CVT). The 100 hp TCE (Turbo Control Efficiency) engine combines drivability and low fuel consumption. This new gasoline powerplant combines the power of a 1.4 l engine (100 hp) with the torque of a 1.6 l engine (145 Nm) and the low consumption of a 1.2 l engine (5.9 l/100 km over a combined cycle). Vehicles in the l range equipped with this engine emit just 140g of CO_2 over a combined cycle as the result of downsizing.

Despite the greater vehicle weight related to safety features and the increased power for enhanced comfort, engine capacity and CO_2 emissions decreased sharply between 1995 and 2006:

ILLUSTRATION OF THE IMPROVEMENT IN CORPORATE AVERAGE FUEL ECONOMY (CAFE) FOR DIFFERENT GENERATIONS OF RENAULT VEHICLES (1995 = 100)



1995 = 100
+ 35.2%
Weight kg
Power rating kW
Capacity cm³
CO₂ g/km
- 3.7%
- 18.4%
140
135
130
125
120
115
110
105
100
95
90
85
80
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

The six-speed gearbox on some Renault models significantly reduces consumption for highway driving e.g. a decrease of 0.2 to 0.3 liters/100 km in the l segment. The new Trafic and Master were launched with a new, six-speed automatic transmission that improves fuel consumption by 0.5 to 1.0 liters/100 km for city driving.

Method 2 is the cross-functional deployment, led by the Vice-President of Strategic Environmental Planning, of the "120 – 140 g objective" under Renault Commitment 2009. At-end 2007, more than 150 versions of production vehicles had dropped below the 140 gram threshold, of which one-third below the 120 gram threshold.

To reach the sales target of one million vehicles in 2008, the European sales network has introduced Renault eco², an eco-label based on a number of criteria that enable customers to easily identify Renault vehicles emitting less than 140 grams of CO_2. The label thus reinforces the official CO_2 labeling stating the approved values for the vehicle on sale.

New Twingo expands the range of Renault vehicles emitting less than 120 grams, particularly the Twingo 1.5 dCi Renault eco², which emits just 113 g of CO_2/km. New Laguna demonstrates Renault's expertise in downsizing. The 110 hp 1.5 dCi version emitting 130 grams of CO_2 per km is the first vehicle in its segment to join the Renault eco² club.

Method 3 is to continue to bring vehicles running on alternative fuels to market. After LPG, new fuels are being launched in the range in accordance with the specific features of each region, the available infrastructure for the distribution of each type of fuel, and customers' habits.

Alternative energies ◇

Biofuels

On February 9, 2006 Renault announced that it would progressively bring two types of biofuel vehicles to the European market over the period to 2009:

- 50% of gasoline-powered vehicles will be able to run on a mixture of gasoline and ethanol, up to a maximum content of 85% ethanol;
- 100% of diesel-powered vehicles will be able to run on a mixture of diesel fuel and biodiesel (up to a maximum of 30%).

These vehicles will join those already on sale in Brazil and pave the way for the emergence of these two new energies elsewhere in the world, pending the arrival of second-generation biofuels by 2015. Ranking among the synthetic fuels most favorable for the environment, these fuels are promoted by the Association for Synthetic Fuels in Europe (ASFE), a group whose founding members are Daimler, Renault, Royal Dutch Shell, Sasol Chevron and the Volkswagen group.

In June 2007 Renault launched France's first flex-fuel vehicle (able to run on gasoline or a gasoline blend of up to 85% ethanol): the 110 hp Mégane 1.6 16v 100 hp E85. The first customers are France and Sweden for the Mégane hatch and sport tourer. The Group plans to continue development studies in the passenger and commercial vehicle range.

At year-end 2006 Trafic went on sale with the 84 hp and 90 hp 2.0 dCi B30 Euro 4 engines and Master with the 100 hp and 120 hp 2.5 dCi B30 Euro 4 engines. For company fleets equipped with B30 pumps and tanks, these vehicles can run on B30 biodiesel. Deployment continued in 2007 with other diesel engines in the Renault range. In 2008 a number of passenger cars could be equipped with these engines, depending on the real demand from captive fleets.

Liquefied Petroleum Gas (LPG) and Compressed Natural Gas for Vehicles (CNG)

In 2007, Renault sold 8,161 dual-fuel vehicles (gas and gasoline) in Europe. Two gas fuels are currently available on the market: LPG and CNG. These two fuels simultaneously meet two challenges: increase independence from conventional fuels, 98% of which are oil-based, and reduce the environmental impact of fuels by cutting CO_2 tailpipe emissions and exhaust gases.

LPG and NGV versions of Kangoo, Clio and Scénic have been brought out in Europe along with other products specifically designed for markets seeking to make use of local resources. In 2007 Renault launched a Logan LPG (mainly for Romania). In first-half 2008 the Logan CNG will go on sale in Iran.

Electric vehicles ◇

Renault is at the leading edge of electric vehicles. Alliance vehicles equipped with this technology are set make their appearance in 2011, with electric production vehicles scheduled to arrive on the market in 2012. Renault-Nissan and Project Better Place signed a memorandum of understanding in January 2008 for the first application on the Israeli market of 100% electric vehicles equipped with lithium-ion batteries for greater range and longevity.

In the city, the debate over cutting CO_2 emissions by 20% or 30% will be obsolete. It will be "zero emissions" immediately. Investments are heavily focused on batteries, with major efforts in lithium-ion technology. Today, studies show that 20% of vehicles are used primarily in the city. In Europe alone, that's a market of between three and four million vehicles! Many public entities (post office, electric utilities) and municipalities are interested and have already contacted Renault. The market is ready for an electric vehicle that establishes an attractive balance between performance, maintenance, recharging time and cost. But a good battery is not the only requirement. The vehicle will also require a good concept and good design.

3.2.2.2 AIR QUALITY

MANUFACTURING

Volatile Organic Compounds

The VOCs released by solvents used in paint shops are the main source of atmospheric emissions generated by Renault's activities. They have been reduced over a number of years by introducing the best available technologies and best managerial practices at all Group sites when installations are modernized:

- development of air treatment facilities as in Maubeuge (France) for the new Kangoo project;
- implementation of new water-based paint production lines in Bursa and Pitesti, allowing the sites to increase their production capacity while cutting their VOC emissions;
- improved efficiency of paint application by implementing a new-generation electrostatic process at the Pitesti, Bursa and Valladolid plants, which cuts the consumption of paint basecoats.

Today, more than 75% of sites are equipped with the latest clean technologies, and all Group sites worldwide control their VOC emissions, applying an identical and exhaustive accounting system to both point and diffuse emissions.

Group emissions, calculated per vehicle, have fallen by almost two-thirds over the past ten years: from 13 kg per vehicle produced in 1998 to 4.8 kg per vehicle in 2007.

Combustion emissions of SO_2 and NOx ◇

Renault is continuing its program to change the fuel used in its plants, by replacing fuel-oil by natural gas. The aim is to cut sulfur dioxide (SO_2) and nitrogen oxide (NOx) emissions. The percentage of fuel-oil and coal in the thermal energy consumed by Renault fell from 26% in 1999 to 2.5% in 2007. As the next stage in the progress plan, Renault is installing boilers with low-NOx burners.

Since 2003 SO_2 and NOx emissions have been evaluated by taking into account all types of combustion. Between 2003 and 2007 SO_2 emissions were reduced by 81% and NOx emissions by 22%.

USE ◇

At year-end 2007, all Renault vehicles marketed in Europe complied with Euro 4, the new standard that requires a reduction of almost 50% in car emissions in relation to Euro 3. For the international market, Renault is adapting the technical specifications of its powertrains to suit local conditions (fuel quality, climate, dust, etc.). In general, Renault is well within local regulatory requirements, since most versions sold are Euro 3.

Efforts are continuing, particularly with a gradual introduction into Renault's ranges of vehicles equipped with new technologies (catalytic particulate filter, new-generation common rail, etc.). From launch, New Laguna 2.0 dCi respects the pollutant emission thresholds set by the Euro 5 standard, which becomes applicable in September 2009.

3.2.2.3 NOISE ◇

Several years ago Renault set a highly ambitious target of 71dB (A) of external noise for its new vehicles and undertook a number of major initiatives to reach it.

New Twingo (depending on the engine fit) has joined the club of vehicles with noise levels that are 3dB (A) lower than the regulatory requirement of 74dB (A), alongside Vel Satis, Espace, Laguna, Mégane and Modus. This corresponds to a 50% reduction in noise intensity compared with Twingo I. Special care was taken with the vehicle structure to filter out the noise generated by the engine and transmission.

The acoustics of New Laguna were designed to minimize noise:

- engine boom was significantly reduced at low speeds using a twin-mass damping flywheel, and at high speeds using two balancer shifts;

◇ Global Reporting Initiative (GRI) Directives

- the automatic gearbox housings are stiffer in order to limit resonance, while the converter spring has been upgraded to avoid boom at high levels of engine torque;
- the structural response to vibration was improved by adding a rod – similar to that found on an aircraft wing – to the frame cross-member.

3.2.2.4 WASTE

MANUFACTURING

Since 1995 regular progress has been made in reducing waste volume, characterizing the types of waste produced and enhancing the reliability of treatment and recycling processes.

One of the main events in 2007 was the renewal of the contract with waste management specialist Veolia Propreté Industries Service, at 16 sites in France. The aim of this contract is to maintain the safety and continuity of the waste management chain over the long term, from production to treatment.

In Spain, waste management services have been grouped together, for improved synergies between the sites of Vallodolid and Palencia, and better productivity across all Spanish sites.

In Morocco, a global waste management contract was signed in October 2007.

Reducing waste volumes ◇

A progress plan has been set up to cut the amount of residual waste sent for incineration without energy recovery, or sent to landfill. To achieve this aim, the Group is taking action at source (reduction, design, sorting).

The increase in ordinary industrial waste per vehicle produced is mainly due to the inclusion of new international sites, including Dacia in Romania, RSM in South Korea, and SOFASA in Colombia. Ordinary waste per vehicle has been declining since 2002 due to training in sorting at-source and the re-use of materials.

Partnerships with paint suppliers have made it possible to reduce ordinary waste such as putty and paint resides. But these reductions have not entirely offset the increase in hazardous waste caused by the move to water-based paints.

INDUSTRIAL WASTE PER VEHICLE BETWEEN 2001 AND 2007*


Ordinary waste
Hazardous waste
(kg per vehicule)
60
50
40
30
20
10
45.3
54.7
52.7
51.0
53.0
49.1
51.3
38.2
27.4
30.7
28.9
28.3
29.2
28.2
2001
2002
2003
2004
2005
2006
2007

* *The 2007 reporting scope includes production, logistics and engineering sites (see chapter 8.4.2). The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.*

Optimizing waste treatment ◇

Renault is working with its service providers to find ways to cut, re-use and recycle waste.

DESTINATION OF WASTE IN 2007


92.2%
Level 1:
recycling or recovery
3.1%
Level 2:
treatment or pretreatment
prior to disposal
4.7%
Level 3:
storage in
a specialized center

The reduction in level 3 waste, from 5.1% in 2006 to 4.7% in 2007, reflects the introduction of sorting at source. This decreases the quantities of mixed ordinary waste sent to landfill and thus increases the proportion of waste recovered.

In the emerging countries where Renault is present, infrastructure is often lacking to collect, transport and treat the waste produced by the automotive industry. With the support of a number of partners with international reach (cement manufacturers, waste managers), Renault has put in place innovative waste treatment solutions that also respect the environment. One of the treatment options adopted on these markets is to use Renault's industrial waste as an alternative fuel or raw material in the furnaces of cement plants.

USE

Use-phase waste is generated by the commercial activities of vehicle maintenance and repair. Renault cannot quantify this waste single-handedly, but is involved in local and regional actions to establish quantitative indicators.

In France, the Sales & Marketing department assists the network by providing a panel of national service providers for waste collection and treatment. Renault has selected Autoeco.com to help the network to monitor the volume and traceability of its waste. Renault is also partnering the CNPA (National Council of Motor Industry Professionals) in the "Environment Challenge" and ADEME (Environment and Energy Management Agency) in the "Clean Oil Operation". These national actions are part of the policy of global waste management and continuous improvement.

There are initiatives such as these in several European countries, conducted through a network of recycling correspondents in each country.

END-OF-LIFE ◇

Building on the Group's commitment to the operational implementation of new recycling processes for end-of-life vehicles (ELVs), and on the development of in-house eco-design processes, Renault aims to include 50 kg of recycled plastic in its cars by 2015, i.e. 20% of the average quantity used. Results will improve from generation to generation, as the sources of recycled plastic increase with the development of the plastics recycling industry. New Laguna pointed the way forward in 2007. From design, it used 35 kg of recycled plastic, i.e. 17% of the plastics total. The following figures are true for all vehicles: 95% recyclable by weight, with vehicles in the Renault eco² range using more than 5% of recycled plastics.

3.2.2.5 PROTECTING THE ENVIRONMENT: WATER TABLES AND SOIL

Pollution from the past can potentially come into contact with humans and the natural environment through the soil and water tables. Renault therefore implements a policy to prevent pollution of the soil and water tables, and decides on specific management strategies when there is suspicion of past pollution. In some cases, if environmental or health hazards are identified, remediation is undertaken. Management of past pollution of the subsoil is based on an assessment of the state of the environment and aims to reach the best trade-off between impacts and use. The sustainable development section of the website (see www.renault.com) contains a description of the approach used and explains the rehabilitation of two major worksites: Boulogne Billancourt (France) and Dacia (Romania). All the sites in which Renault has a majority interest are managed.

Renault's know-how in the field is recognized nationally: a specialist from Renault was appointed by the French Ministry for the Environment and Sustainable Development to the group of French experts on site and soil pollution.

Renault's prevention strategy is based on a detailed environmental assessment of potentially hazardous facilities and sites. It aims to identify and organize by order of priority the upgrades to be included in management plans. To date, this approach has been deployed in 70% of plants.

3.2.2.6 WATER RESOURCES

MANUFACTURING

Water consumption

WATER CONSUMPTION AND VEHICLE PRODUCTION BETWEEN 1998 AND 2007* ◇



Production
(No vehicules)
Water consumption
(in thousands of m³)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
30,000
24,000
18,000
12,000
6,000
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

* The 2007 reporting scope includes production, logistics and engineering sites (see chapter 8.4.2). The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.

The Group's total water consumption fell by 43% between 1998 and 2007, of which 25% between 2005 and 2007 owing to the installation of closed-circuit cooling systems at the Flins power plant (France).

Discharges to water

LIQUID EFFLUENTS FROM PLANTS BETWEEN 1998 AND 2007* ◇



SS
OM
(kg/day)
Metals
(kg/day)
4,000
3,000
2,000
1,000
0
100
50
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

* The 2007 reporting scope includes production, logistics and engineering sites (see chapter 8.4.2).

Quantities of SS (suspended solids) and OM (organic matter) are stable, or even slightly lower than in 2006. The most significant reduction concerns heavy metals. However, this improvement is partially linked to a fall in production at the Flins site in 2007.

Each site's industrial management plan includes a policy aimed at cutting water consumption and reducing the pollutant load of discharges. The plan works by increasing the efficiency of processes and improving the resources in place to treat wastewater. A full 80% of Renault facilities are equipped with their own treatment plants. Operated on a quality assurance basis, many of these employ the latest technologies, including membrane bioreactors.

Looking beyond efforts to improve the performance of existing treatment installations, Renault's main aim is to reduce the impact of discharges to water at source. It will do this by promoting clean solutions that reduce the impact of discharges in all areas rather than simply transferring pollution from the aqueous phase to the waste phase:

- minimize consumption and residual waste through optimized processes and operating conditions: for example, reducing or recycling active products at powertrain sites by centralizing equipment for machining and washing parts, by improving water quality, and by rationally managing baths;
- promote pollution treatment and recycling at source, as close to the process as possible; The "zero liquid waste" policy implemented on an experimental basis in 1997 at the STA site in Ruitz (France), followed by the engine plant in Curitiba (Brazil), is being rolled out to all the powertrain sites; this process was started in 2007 at the Dacia site (Romania) as part of the program to start-up and manufacture the MT1 gearbox.

Accidental pollution is prevented by containment tanks, for example at Saint-André de l'Eure (France), in the buildings where chemicals are stored.

3.2.2.7 RENAULT ECO², AN ENVIRONMENTAL INDICATOR AIMED AT THE GENERAL PUBLIC ✧

In May 2007, Renault launched the eco-label Renault eco². Its role is to provide the basis for a dialogue between Renault and the general public on the three main stages in the life cycle of a car: production, use and recycling. A number of quantifiable and auditable criteria have been defined and will gradually be tightened up.


RENAULT
eco
Production
Use

This label illustrates the cross-functionality of Renault's approach to environmental management. This approach brings together manufacturers, engineers, purchasing staff and sales teams in pursuit of a single objective: to bring customers an ecological and economical range of vehicles.

3.2.3 CROSS-FUNCTIONAL MANAGEMENT OF ENVIRONMENTAL ISSUES ◇

The following key events illustrate how these issues are managed across the vehicle life-cycle:







SUPPLY CHAIN	MANUFACTURING	TRANSPORT	USE	END-OF-LIFE
1996: Packaging **2000:** Reporting on substances and recycling, training	**Before 1995:** management of waste, water and energy; **1995:** Industrial environmental policy		Reduction of environmental impacts: atmospheric emissions, noise, recyclability, etc.	**1995:** Framework agreement. Since then, players concerned by recycling (carmakers, government bodies, breakers, etc.) have been working to achieve 85% recyclability in 2006 and 95% in 2015 in each country
2004: Life-Cycle Inventory (LCI) external database	**2004:** Global management with certified data	**2004:** Database on impacts caused by supply transport	**2004:** Plan to deploy environmental management in the commercial function	
2005: Working groups launched	**2005:** Dacia ISO 14001 certified	**2005:** Working groups launched to reduce environmental impacts of transport	**2005:** Key account sales personnel trained	
2006: Sustainable Development supplier self assessment **2007:** Sustainable Development supplier assessment by Renault	**2006:** Eco-design introduced in manufacturing programs	**2006:** First consolidation method for CO_2 tonnage related to logistics	**2006:** Renault Commitment 2009	**2006:** European networks set up to collect end-of-life vehicles (ELVs)

2007: Renault launches its eco² label: the starting point of a dialogue with the general public on environmental progress in the vehicle life-cycle.

All Renault functions are gradually being brought into environmental management, which is already well structured in the manufacturing, design and purchasing functions. The sales, marketing and communications functions are being structured to meet new challenges along with the commitments in Renault Commitment 2009. A marketing launch group to coordinate the roll-out of environment-related products and services has been set up, as has an Environment Intercom unit to coordinate corporate and product communication.

3.2.3.1 ENVIRONMENTAL ORGANIZATION

The focal areas of Renault's environment policy, included since 2002 in the broader commitment to sustainable development, are debated and decided by the Group Executive Committee. The Strategic Environmental Planning Department is implementing this policy in the different sectors of the company.

The Vice President, Strategic Environmental Planning, reports directly to the Executive Vice President, Plan, Product Planning and Programs. This organization involves direct reporting to the Group Executive Committee and highlights the cross-cutting importance of the environment.

The Strategic Environmental Planning Department has nine members responsible for setting strategic targets, implementing environmental policy in different sectors, consolidating problems and managing communications.

It is supported by a network organized to incorporate environmental protection in all the environment-related functions. In 2007, more than 420 "network heads" and around 2,000 managers coordinated environmental knowledge. Expertise in several areas (energy, water, fuel, recycling, air quality) was identified and expanded with the aim of supporting the environment network. Renault's policy places the emphasis on shared collective guidelines for all sectors of activity. Authority for implementing and managing environmental policy for the Group as a whole and responsibility for operational management, which is shared between all the environment directors and every function, lies with the Executive Vice President, Plan, Product Planning and Programs.

The Vice President, Strategic Environmental Planning presents the company's strategy and action plan to the Group Executive Committee so that decisions are taken at the highest level.

This organization has been rounded out with a new steering committee for CO_2 and biofuel initiatives in Renault Commitment 2009. Made up of managers from the departments involved, this committee will see that the plan is carried out and that efforts are properly directed to achieve the quantifiable objectives. It will do this through a cross-functional network of multidisciplinary groups that will hunt for ways to make even small reductions in CO_2 emissions, that will adapt vehicles to run on biodiesel B30 and ethanol E85, and that will guarantee the sales commitments.

◇ Global Reporting Initiative (GRI) Directives

This organization will be adapted over time according to technological developments.

The "Skills 2010" project for the environment points the way to the future. Under the approach introduced in 2003, three levels of key competencies for the future have been identified: environmental expertise, transformation of some of the core automotive businesses, and the additional competencies of all the other functions.

3.2.3.2 ENVIRONMENTAL MANAGEMENT DURING THE LIFE CYCLE

ENVIRONMENTAL MANAGEMENT IN THE DESIGN AND DEVELOPMENT PHASE

To effectively reduce pollutant flows generated in the different stages of the life cycle, it is important to take action from the product design and development stage. This takes place three to five years – depending on the innovations – before the car is released on the market.

As part of the development process, each new project better integrates choices of materials, fluid extractability, dismantling operations for recycling, pollutant emissions, fuel consumption, CO_2 emissions, outside noise and the environmental impact of product choices on industrial processes, while making plant workstations more ergonomic, enhancing occupant and pedestrian safety, and improving the quality/price ratio.

Eco-design of industrial processes

Projects are managed through function-based industrialization contracts and, depending on the project, a quality assurance contract, with input from the support functions (energy, logistics, environment, socio-technical, etc.). Existing contractualization and approval documents ensure the visibility and traceability of projects (policy circular, industrial pre-contract per function, industrial contract per function, functional contract (including industrialization and "profitability indicators") and lastly technical agreements until the required performance is attained.

Eco-design of products

Eco-design is a major development that involves not only Renault's own designers, but also the designers working for component and materials suppliers. To implement this new and complex approach, the network of external experts has been broadened to include specialists who take part in drafting of future standards and who take part in exchange platforms for methodologies, as well as building databases and prioritizing environmental impacts.

Renault's logic is to integrate the environment into the usual development process followed by designers. With each project launch, environmental advances tested on one vehicle can be applied to others. Some of these technological solutions can become technical policies.

New Laguna illustrates Renault's commitment to improving its performance on lower fuel consumption by integrating this concern right from the design and development phase.

Here are a few examples of actions that have brought consumption down:

- the electric pump unit and fixed power steering optimize fuel consumption by supplying just the right amount of power to the electric motor driving the pump. This cuts CO_2 and consumption by up to 0.3 l/100 km;
- reductions in weight: on the exhaust system by using thinner tubes for add-ons and hub-carriers through the use of aluminium, and on the general body structure through innovative techniques and lighter, high-performance materials such as high yield-strength steel;
- aerodynamics has been significantly improved through the use of spoilers and other body accessories at the rear, deflectors on the front wheels, fairing, improved air intake plugs and reworked exterior door mirrors, for total fuel savings of 0.5 l/100 km.

New Laguna also illustrates Renault's efforts to manage end-of life processing right from the design stage. The two main successes are the potential recovery, at a low cost, of 95% of the vehicle by weight and the inclusion of 35 kg of recycled plastics in more than 90 parts. Here are a few examples of these two successes:

Easier recovery of 95% of the vehicle at end-of-life:

- the tanks and locations are marked for extracting a maximum amount of fluid;
- the reservoirs (windscreen washer, brake fluid) are designed so that a flexible rod can reach the bottom;
- the cooling radiator has been fitted with a quarter-turn valve so that it can be completely emptied;
- all the parts containing batteries, such as the key, are marked to ensure that the batteries are placed in special recycling bins and not in ordinary bins;
- parts made from primary aluminum such as the bonnet, aluminium cross-members and heat shields are marked so that they can be processed using closed-loop recycling, which corresponds more closely to the initial value of the aluminum; the seat foam is in a single piece and contains no inserts.

Inclusion of 35 kg of recycled plastics:

- skid plate, wheel arch shields, rear bumper absorbers;
- aerodynamic fairings, canister fairing, rear suspension fairing;
- mounts for the rear bumper, headlight washer and rear lights, fascia mounting, mudguard fixture;
- lower diffusers, baffle on cowl vent grille, battery case cover;
- boot and cabin mats, plate insulator, soundproofing for the boot lid lining and under the dashboard;
- tooling boxes, stowage compartment, seat shells and sun visor housing.

VEHICLE DESIGN AND DEVELOPMENT PROCESS



- How does the customer see his or her car four years from now?
- Customers surveys
- Competitor analysis
- Analyses of social trends
CUSTOMER EXPECTATIONS
Choice of concept
Translation of customers' expressions (e.g. comfort, performance, etc.) into vehicle characteristics (seats, engine, etc.)
DEFINITION OF TARGETS
Specifications
COMPONENT DEVELOPMENT
The various engineering departments (engine, gearbox, body) develop the components and define manufacturing processes in collaboration with equipment suppliers
DIGITAL COMPUTATION
Sizing by computation of steel structure performance under crash conditions
Prototypes
REAL LIFE TESTING
- Engine development on test benches
- Track and road tests (reliability, weather conditions, types of terrain)
CUSTOMER SATISFACTION
- Quality inspection during manufacture in plants
- Regular satisfaction surveys

Some results, particularly pollutant and CO_2 emissions, are used for vehicle type approval.

Supplier reports on the materials and substances used in parts delivered are tested in several ways:

- the Quality Assurance process implemented by Renault and Nissan;
- indicators on the quantitative monitoring of responses using a computer program that locates reports in the parts documentation system;
- two checks of a more qualitative nature when designers receive the parts and when the parts plans are signed.

CO_2 emissions have become a key concern for the company. In 2007, this issue became part of the remit for all engineering departments. To meet the new target of 120g of CO_2 per km, the Group's powertrains must be significantly upgraded (downsizing, automatic transmission, stop and start, etc.). It will also be necessary to upgrade the vehicle as a whole through cross-functional management (weight, aerodynamics, rolling resistance, frictional drag, electrical management, thermomanagement) or through complementary measures (more efficient air-conditioning systems, tire pressure control system, indicator for efficient gear changing, cruise control, speed limiter, etc.).

ENVIRONMENTAL MANAGEMENT IN THE SUPPLIER CHAIN

Renault's strategy *vis-à-vis* its suppliers is founded on long-term relationships, the involvement of suppliers in projects at a very early stage of development, and the institution of a common language and common working methods.

The environment is an essential issue, requiring the involvement of the entire supplier chain. Since the end of the 1990s, Renault has sought to convey the importance of eco-design and life cycle management to tier-one and lower-tier suppliers. Recycling, substance management and the preparation of REACH (Registration, Evaluation, Authorisation and Restriction of CHemicals) are now an integral part of the Sustainable Development Plan of the Purchasing function (see chapter 3.3.2.2).

Looking beyond standards and processes, Renault is gradually rolling out a process for mapping supplier environmental risks: self-assessments, inspections of supplier sites by quality experts, external audits by specialist firms.

The objective is to ensure continuous progress in the supplier chain through action plans.

ENVIRONMENTAL MANAGEMENT IN THE PRODUCTION PHASE

Rather than teaching environmental experts all about production processes, Renault has decided to teach its departments and employees about ecology through a network structure. The industrial network covers all Renault's industrial sites and the production departments comprise around 300 people in 14 countries and 42 sites and subsidiaries.

This management approach is original in that it is based on a cross-functional drive to improve the exchange of information and skills between members of the network. In consequence, Renault is able to implement actions or technologies that allow all those involved in environmental issues to move forward together.

In 2007, the Environment and Risk Prevention network integrated the test laboratory. The aim is to take maximum advantage of the synergies existing between these fields and thus to improve the sustainable development approach implemented on sites.

Cross-functional environmental tools

The environmental progress and risk prevention policy is supported by cross-functional tools:

- management of French and international environmental regulations;
- Ecorisques – an expert system that identifies the most significant environmental impacts and the danger potential of installations to be addressed as a priority in each plant's environmental action plan;

- Chimrisk – the Renault group's sole chemical risk management database, for both health and the environment. It is associated with the www.quickfds.fr server to provide safety data files updated in different languages;
- a documentation base containing standards of best environmental practice and risk prevention accessible to all members of this environmental network.

Integrating the environment in projects

In powertrain activities, the roll-out of environmental management in industrial projects is currently being validated and will soon be receiving external recognition. Integration has covered 20 powertrain activities, spanning all aspects of industrial projects, from beginning to end, across the Powertrain Engineering Department. This structure makes sure that environmental issues are taken on board, in terms of both environmental compliance and efforts to reduce the environmental impacts of the Group's industrial activity. This approach is applied to all the projects undertaken at industrial sites. Each site makes a commitment to reaching a level of environmental performance comparable to that of a target plant within 10 years. In 2008 studies will be extended to risk prevention and industrial hygiene.

A similar process is being rolled out for "Chassis" engineering projects and for body-assembly capacity-related projects.

For vehicle projects, the requirements relating to risk prevention and environmental protection are now included in the Group's start-up standards.

Environmental management at the plants

Setting up continuous improvement processes based on the ISO 14001 standard ◇

Renault is pursuing a process of continuous improvement to achieve compliance, backed up by the skills and involvement of all its employees. The Group is implementing an environmental management system, for which it obtained its first ISO 14001 certifications in 1999.

In 2007, the Somaca site in Casablanca received ISO 14001 certification. The Avtoframos site (Moscow) has deployed an environmental management system with a view to acquiring certification in early 2008. This certification will then cover all the industrial activity of the Renault group, i.e. 42 production and design sites, and subsidiaries.

Renault eco², an eco-label spanning the entire vehicle life cycle, is based on ISO 14001 certification. This shows that the vehicles concerned have been produced in clean plants.

Bringing the environment closer to grass roots with the Renault Production Way

Renault decided in 2004 to include its environmental standards in the Renault Production Way (SPR). Reflecting this objective, each worker implements environmental requirements day-by-day at his/or her workstation through the SPR process.

Defining the environmental requirements of each workstation is a three-stage process:

- engineering teams identify requirements relating to chemicals management and waste treatment;
- the site includes these requirements in the documentation for each workstation;
- operators are trained to perform the actions set out in these documents.

Staying one step ahead with the site environmental management plan

The environmental management plan launched in 2002 describes how the environment of each site is liable to evolve over the next ten years, in line with its ecological sensitivity. The documents associated with each industrial site cover continuous progress and the start-up of new vehicle or sub-system projects, as well as major changes to facilities. The plan contributes to the dialogue between engineers, building planners and plants by defining targets for reducing environmental impact at the earliest stage of project development. Plans are updated regularly. This plan was first introduced at production sites in Western Europe. Since then, it has gradually been extended to other sites, including Busan (South Korea) and Curitiba (Brazil) in 2006, and Pitesti (Romania) and Envigado (Colombia) in 2007. Today, 27 industrial sites use this tool (15 body assembly sites and 12 powertrain sites).

Data produced by management plans are used to set medium- and long-term targets for the function teams responsible for selecting manufacturing processes. The method developed provides decision-support for sites, to help them identify their technical and managerial priorities, specify the expected results in collaboration with function teams, and establish performance levels in relation to the competition.

The environmental results of industrial sites, along with any changes in the course taken to meet the objectives and targets set out in the management plans, are monitored in monthly or quarterly coordination meetings.

Inspection

Renault has developed its own audit standards. The ISO 14001 standard stipulates that sites should conduct internal audits to assess progress. The environmental network did not want to limit this process to the ISO 14001 standard alone, but to use it to pursue the progress made at sites over the long term, to exchange information, and to organize the Group's management. The audit serves in particular to inform plant managers about their performance, the state of their program and its implementation. It also guides the input provided by other functions to put appropriate measures into place. The audit also harmonizes communication with corporate or financial partners on environmental performance.

The management system is evaluated by internal audits, referred to as "network audits". Performed at all sites by members of the network, these audits make it possible to conduct cross-audits between several sites. These audits seek to promote dialogue between environmental managers and to encourage consultation between different functions in order to identify solutions and improve performance. Today, the network has 24 audit managers and 29 internal auditors trained by Renault.

ENVIRONMENTAL MANAGEMENT IN THE VEHICLE USE PHASE ◇

Numerous life-cycle analysis studies show that greenhouse gases account for around 80% of environmental impact during the vehicle use phase. Renault can take action in a number of areas to reduce this figure: eco-design, driver behavior and sound ecological practices implemented by the sales network for sales and services activities.

Educating consumers in eco-driving ◇

Renault is studying two possible lines of progress to promote eco-driving. The first is to design vehicles that help drivers cut fuel consumption, through onboard computers that provide real-time information on average consumption. Renault vehicles also feature a stress-free environment (comfort, acoustics, etc.) and safety equipment such as the tire pressure monitoring system, which detects low tire pressure. The second is to provide access to training in eco-driving. In 2007, New Laguna brought customers a new way to boost fuel economy: two arrows, pointing up or down, show the right time to change gears in order to consume less fuel. Savings can total up to 8% depending on the driver's style and the type of journey, and avoid between two and three tons of CO_2 during the vehicle's lifetime. Tips on eco-driving and vehicle maintenance can be found in all users' manuals. At the 2006 Paris Motor Show, 500,000 "question-and-answer" brochures on the car's role in global warming were passed out by Renault and the ADEME.

A greater role for environmental management in the sales and marketing function

The Renault eco² label is the commercial facet of Renault's commitment to environmental protection. All the company's business lines are concerned by this approach.

The sales network provides the first contact between the manufacturer and customers in terms of products, values and brand identity.

The primary sales network (746 French sites) has made a strong commitment to environmental management. Through its active efforts to maintain the value of its assets and protect Renault's brand image, it illustrates the commitments made in terms of sustainable development.

To meet the environmental management targets set for 2007, Renault supported the efforts of its sales network, by:

- encouraging each dealership in the network to appoint an environmental contact who would follow a special two-day training course in the management of environmental risks;
- putting in place an environmental network of 60 "site environmental managers" appointed and trained to pilot the deployment of actions and good environmental practices at Renault Retail Group, Renault's sales subsidiary with 160 sites in France;
- developing a range of environmental management tools to deploy and build on good environmental practices, to be used by the sales network (in progress).

Reflecting the involvement of Renault Retail Group in the environmental approach, the Renault Retail Group Pessac site received a prize in 2007 as part of the "environmental challenge" awards organized by the CNPA (National Council of Automotive Professionals).

ENVIRONMENTAL MANAGEMENT IN THE VEHICLE END-OF-LIFE PHASE

In line with its long-standing commitment to recycling, Renault is setting up a new industrial system involving a wide range of European players who are able to meet the objectives set by regulations.

Renault has developed technical specifications and economic instruments to boost the recyclability of the parts and materials used in its new vehicles. The Group's suppliers are also committed to this continuous process. Their role is to develop reliable fluid extraction methods, enable fast and simple parts removal, and promote the use of recyclable materials. Renault sets targets for each new project. At the same time, it has developed quantification instruments such as the Index of Recyclability by Function (IRF), which is currently being rolled out with key suppliers.

Renault is pursuing a proactive policy aimed at using recycled polymers in new vehicles and thus contributing to the emergence and development of new operators and new treatment capacities in Europe. Renault's objective is to integrate 20% of recycled polymers in the plastics used for its new vehicles by 2015.

In application of European directives on banned substances, Renault has introduced systematic reporting concerning the components, materials and substances present in the parts and products of its vehicles.

Recycling operators and energy recovery firms can obtain information on methods of decontamination, disassembly and recycling on the www.idis2.com site.

A network of approved collection and treatment centers has been set up for Renault vehicles wherever necessary across Europe. Information on this network will be sent to the last owners of end-of-life vehicles. Vehicles are taken back from the last owner free of charge.

Renault is taking part in a Europe-wide research and development project concerning the sorting and recycling of ground waste, and technologies for recovering energy from waste. Renault's partners in this project are the École Nationale des Arts et Métiers in Chambéry, the RECORD association, CREER and a small number of suppliers including Galloo Plastics and Rieter Automotive.

At the same time, Renault is actively contributing to the economic and regulatory performance of dismantling processes, through its leadership in the market of renewed and reconditioned parts. In February 2008, Renault and SITA (Suez group) announced plans for a joint-venture to speed up the development of end-of-life vehicle treatment in France. This joint-venture would be developed through Indra Investissement s.a.s., a company that has been active in vehicle dismantling for more than 20 years and that has introduced a number of innovative solutions. The initiative was welcomed by the minister of ecology, development and sustainable planning. Renault is seeking to put in place a genuine industrial partnership with SITA. This initiative will not only bring environmental benefits. It will also enable Renault to take advantage of the secondary raw materials produced by the dismantling process, particularly in its supplier chain.

◇ Global Reporting Initiative (GRI) Directives

3.2.3.3 ENVIRONMENT-RELATED COMMUNICATION

COMMUNICATING ON ENVIRONMENTAL IMPACTS

One of the fundamental principles of Renault's sustainable development policy is regular progress in improving the quality of information and making it available to all audiences. Non-financial sustainable development data have been included in Renault's registration document since FY 2002.

Since 1999 the environmental data from the Automobile industrial and support activities (design, development and logistics), brought together in chapter 8.4.2, have been verified by the Renault group's statutory auditors. For 2007, the auditors issued a statement of "reasonable assurance" concerning data for group sites, the highest level of confidence. This level was also achieved by two other companies in the CAC40.

Environmental information relating to automotive products is governed by standards or regulations, stipulated in the approvals required for releasing a product. These cover fuel consumption, CO_2 emissions, pollutant emissions, noise and safety requirements. This information is set out in chapter 8.4.3. As part of the same process, vehicle manufacturers worked with the European authorities to agree on a regulatory percentage of vehicle weight that must be recyclable after December 15, 2008.

There is no process for consolidating waste from all of Renault's sales subsidiaries yet. However, as of 2007, each subsidiary performs a quantified environmental impact survey as a basis for its environmental management, backed up the Hygiene, Environment and Risk Prevention network.

In 2007, Renault developed a cross-functional communication and marketing plan. The aim is twofold: to improve Renault's image as an environmentally-aware company, and to boost sales of vehicles, particularly those emitting less than 140 grams. Also in 2007, the Group decided to launch the Renault eco² label in Europe (15 countries). This label was created to initiate a dialogue with the public on the environmental progress made by Renault throughout the vehicle life cycle over the past ten years . It also helps customers to identify the most ecological models in the Renault range and thus to contribute to ecological progress themselves through Renault's affordable solutions.

Renault eco² was officially launched in May 2007 at an environmental workshop that brought together, over a period of ten days, 200 European journalists, financial analysts, investors, government representatives, partners from the world of education and key account customers. The workshop involved productive discussions on subjects including biofuels, with expert input from Total, and downsizing. Participants were also able to test drive downsized E85 and B30 vehicles. In this way, different audiences were better able to understand Renault's environmental strategy.

COMMUNICATING WITH EMPLOYEES AND THEIR REPRESENTATIVES

To mark the launch of the Renault eco² label in May 2007, an environmental blog encouraged a direct dialogue between personnel and the departments in charge of environmental issues.

It was a full year for the environmental network, which celebrated ten years of an efficient policy to cut environmental impacts across all the stages in the vehicle life cycle. To mark this anniversary and to turn the spotlight on internal and external achievements, all the Renault sites and a large number of sales subsidiaries took part in the open days, press conferences and other events organized for World Environment Day on June 5, 2007.

At the same time, an Industrial Hygiene, Environment and Risk Prevention convention organized for site managers in October 2007, served to identify synergies and possible areas for progress. A HERP chart was drafted and approved by all participants. The aim was to set out the values of the HERP network in line with Renault's new brand identity, "Human, Reliable and Enthusiastic".

COMMUNICATING ON LOCAL AND REGIONAL ACTIONS AT THE PLANTS

The information on sustainable development attests to Renault's commitment, but cannot answer all environmental questions concerning individual sites.The sites have undertaken to publish environmental reports either on the Internet or in hard copy. Setting out the actions and detailed results of each site, the environmental report provides clear information and acts as a useful basis for dialogue between sites, personnel and local stakeholders, including residents, local councils, associations and government bodies.

The sites have also organized communication initiatives on environmental issues. To illustrate the ISO 14001 criterion of the Renault eco² label and educate people on the long-term performance targets for environmental issues, the Douai plant (France) organized a visit for the press and stakeholders.The Curitiba site (Brazil) produces an educational leaflet on the environment aimed at children of between 5 and 10, which is distributed to employees and to the schools run by São José dos Pinhais city hall. First published in 2005, the leaflet has been received by around 5,000 children to date.

A total of 30 sites published an environmental report in 2007. These can be viewed on the Renault group's sustainable development website.

COMMUNICATING WITH CUSTOMERS

In 2005 the marketing function helped set up an organization to meet the needs of key account customers for their vehicle fleets. This included a sales brochure explaining Renault's environmental policy and special analyses in the areas of fuel consumption, pollutant emissions and road safety.

In 2007 Renault/Key Account meetings focused on gaining a better understanding of environmental issues and framing an environmental policy for large corporate customers with vehicle fleets, continuing the initiatives already carried out in 2006. Discussions took place with short and long-term leasers, particularly on communication aspects of the Renault eco² label in relation to end customers.

SHARING RENAULT'S KNOW-HOW WITH OUTSIDE PARTNERS

To promote the UN's Global Compact among small and medium-sized businesses in the Paris metropolitan area (Île-de-France), Renault has joined forces with public administrations and businesses to form the Île-de-France Club for Sustainable Development. Taking part alongside Renault are the Paris region DRIRE (Regional Directorate for Industry, Research and the Environment), the École Nationale Supérieure des Arts et Métiers engineering school, industry leaders including LVMH and Veolia Environnement, as well as 18 small and medium-sized businesses and four inter-trade federations.

The objectives are to promote multilateral exchanges of experience and best practices through the use of collaborative tools and visits to industrial sites and conferences, with a view to helping companies make real progress. The goal is to encourage as many companies as possible to sign up to the Global Compact [8].

A tour of the Flins site was organized as part of the "Île-de-France Club for Sustainable Development". The interministerial delegate for sustainable development awarded the prize for "small and medium-sized industries and sustainable development" to the company Fouqueau.

The organization CREER (Cluster Research Excellence in Ecodesign & Recycling) groups seven companies from a wide range of sectors: the Cetim, SEB, Veolia Environnement, Plastic Omnium, Areva T&D, Steelcase and Renault. The objective is to pool knowledge and expertise in eco-design and recycling in partnership with the Ecole Nationale Supérieure des Arts et Métiers in Chambéry. CREER's ambition is to expand the working group to include at least 200 new companies.

RECOGNIZING THE PERFORMANCE OF ENVIRONMENTAL MANAGEMENT SYSTEMS AND COMMUNICATION ◇

Several industrial and commercial sites have earned recognition for their environmental actions:

- the Busan plant in Korea, won a prize from the Ministry of Trade, Industry and Energy in 2007 for excellent results in cutting energy consumption;
- the REAGROUP site in Pessac site received a prize in 2007 as part of the "environmental challenge" awards organized by the CNPA (National Council of Automotive Professionals).

Through the exceptional success of the Logan "Renault eco²" Concept in Michelin Challenge Bibendum held in Shanghai in November 2007, Renault showed that it is possible to combine ecology and economy while maintaining performance and service. Through a number of technical optimizations and the eco-driving style of the driver, this diesel vehicle consumed a mere 2.72 l/100 km to cover the 172 km route with CO_2 emissions of just 71 g/km. The Logan "Renault eco²" Concept came second out of 74 participating vehicles.

3.3 SOCIAL PERFORMANCE

Through Renault's growing international reach and the role that its products play in society, Renault's influence extends beyond the boundaries of the company.

Renault has close relationships with a wide range of stakeholders, including customers, suppliers, dealers, scientific experts, local communities and residents, associations, international organizations and government bodies. These relationships are guided by two principles: building dialogue and promoting transparency and loyalty.

Renault is also involved in major social issues related to the automotive industry, such as sustainable mobility and road safety. It also takes part in initiatives to support civil society.

3.3.1 ETHICS AND COMPLIANCE

3.3.1.1 INTERNAL STANDARDS ◇

CODE OF GOOD CONDUCT AND RULES OF COMPLIANCE ◇

In 1998 Renault introduced a Code of Good Conduct that provides a framework for relationships with all stakeholders, both inside and outside the Group. The Code is given to managerial staff and to suppliers in order to set out clearly defined principles for dealing with complex or unexpected situations.

Given the Group's steady international expansion and the wide variety of risks in the countries where it is present, Renault decided to reinforce its ethical approach by adding a "Compliance" function to the existing Code of Good Conduct. The Compliance function is an integral part of the Renault group's internal control procedures and is independent of the internal audit function.

Placed under the authority of the CEO, the Compliance function is organized around the Global Compliance Committee, which is supported in each region by a committee chaired by the regional leader.

(8) The objective of the Global Compact, which functions within the framework of the UN, is to promote a set of fundamental values based on ten principles concerning the environment, human rights and the fight against corruption.

To enable employees to play an active role in risk prevention, Renault has set up a warning system. The aim is to encourage all members of staff to report any irregularities in the areas of accounting, finance and the fight against corruption. This procedure is governed by the terms of the CNIL (France's Data Processing Commission) and guarantees the full confidentiality of the warning process.

The Compliance function ensures that the Code is correctly applied, promotes the Group's ethics framework, advises senior management, collects and processes warnings received.

The Code of Good Conduct and Rules of Compliance were adopted by the Board of Directors on September 26, 2007. They became applicable on January 1, 2008 and have been sent out to all employees.

DECLARATION OF EMPLOYEES' FUNDAMENTAL RIGHTS

The Declaration of Employees' Fundamental rights was signed in 2004 by Renault, the secretary general of the International Metalworkers' Federation (IMF) and the trade unions. Covering all Renault personnel worldwide, the agreement is part of the Group's approach to sustainable development and reflects its international undertakings (see chapter 3.1, Employee-relations performance).

3.3.1.2 INTERNATIONAL REGULATIONS ◇

With transparency and progress as goals, Renault adheres to international norms and standards established to regulate companies' social, employee relations and environmental practices. Renault joined the UN-sponsored Global Compact in 2001. It is also committed to the guidelines of the Organization for Economic Cooperation and Development (OECD) as well as to the Declaration of the International Labor Organization (ILO) on Fundamental Principles and Rights at Work. Renault complies with the Global Reporting Initiative (GRI), which seeks to develop indicators applicable worldwide to get a clearer picture of the economic, social and environmental performance of publicly listed companies (see table at the end of the document).

In France, Renault signed the charter drafted by the Union des Annonceurs (national association of advertisers), making a commitment to responsible communication across the Group, at both corporate and commercial level. In 2008, a code of responsible communication will set out Renault's commitments for implementing the charter. In this way, the Group is seeking to demonstrate the emphasis placed on responsible communication.

The UN Global Compact

Proposed by the then UN Secretary General Kofi Annan in July 2000, the Global Compact brings together major multinational companies, SMEs, UN agencies and non-governmental organizations (NGOs) around 10 principles of sustainable and responsible development laid down by the United Nations. The partners are asked to uphold and promote these principles both internally and externally. Renault officially joined the Global Compact in July 2001, meaning that each year it undertakes to submit a "Communication on Progress" and examples of best practices in support of the Global Compact. Renault is also a member of the Forum des Amis du Pacte Mondial (Forum of Friends of the Global Compact), which acts as the representative in France of the UN Global Compact Office in New York. The Forum aims to support the application of the Global Compact's 10 principles, extend the network of member companies and encourage members to learn from each another and to pool information.

3.3.2 RENAULT AND ITS STAKEHOLDERS ◇

3.3.2.1 CUSTOMERS ◇

The customer is at the heart of Renault Commitment 2009. By aiming to position the New Laguna among the top three cars in terms of product and service quality, Renault is making a commitment to its customers.

The key to success is designing vehicles and services that fulfill customer expectations and guarantee complete satisfaction throughout the vehicle's life cycle.

At the vehicle design phase, customers' needs and requirements are analyzed through surveys and tests. Marketing projects are incorporated upstream to give customers a greater say.

To guarantee the best quality for its customers, Renault launched the Renault Excellence Plan (PER). It has six points, encompassing all of the company's functions:

- PER 1: design robust vehicles;
- PER 2: produce compliant vehicles;
- PER 3: increase reliability and sustainability for all types of use;
- PER 4: ensure sales and after-sales quality for customer satisfaction;
- PER 5: instill a culture of quality in the company;
- PER 6: ensure the quality of externally made parts obtained through worldwide sourcing.

The plan is guided by results, feedback from customers and satisfaction measures. ISO 9000 certification for Market Area France and the French distribution network shows that this system for managing customer satisfaction is effective. ◇

To meet customers' expectations and provide them with worry-free driving, Renault offers a wide range of services such as Renault Minute and Renault Minute Bodyshops, Renault Assistance and Renault Rent, while guaranteeing that strict quality standards are applied across the entire network.

Renault's quality policy hinges on personnel who are attentive to customers' wishes and who strive to satisfy them. Training programs are organized to ensure that all Renault and network staff concerned are aware of quality concepts and targets. ◇

3.3.2.2 SUPPLIERS ◇

Suppliers are among Renault's key partners.

Renault's supplier strategy is based on the continual search for better performance. By forming long-term relationships in a climate of mutual respect, transparency and trust, Renault develops ongoing dialogue with suppliers. This improves their response to Renault's requirements, brings access to their best technologies and allows corrective actions to be taken jointly when problems arise.

Renault has developed structured tools to improve suppliers' processes. This has made it possible to improve product quality, to secure sourcing, and to optimize tier-one suppliers' management of their lower-tier counterparts. For example, suppliers are immediately brought into the process of analyzing the causes of breakdowns when parts under warranty come back from the network. ◇

To achieve its performance objectives, the Purchasing Department selects a restricted supplier panel on the basis of predetermined criteria:

- mutual compliance with economic, technical, quality and logistics commitments, which are subject to regular performance reviews;
- occupational welfare criteria (protective gear, safety, use of chemicals, etc.). The Group Working Conditions Policy includes concern for staff safety and working conditions at suppliers and subcontractors;
- in 2003 Renault asked its main suppliers to make a formal commitment to the values enshrined in the UN Global Compact, and in 2005 and 2006, to the Renault Declaration of Employees' Fundamental Rights; ◇
- environmental criteria (waste, risk prevention, storage, etc.). Suppliers of components and materials are involved in eco-design and life-cycle management. They are beginning to take the initiative in proposing technological improvements to enhance the environmental performance of products, notably in terms of the substances used and recyclability.

Social and environmental criteria were incorporated into the supplier selection and performance review procedures.

In 2007, quality specialists from the Purchasing Department began to assess the environmental performance and working conditions of suppliers at their production facilities. The reports from these on-site visits and the self-assessments carried out by the suppliers themselves are providing a better understanding of risks and a basis for drafting improvement plans.

Renault is contributing actively to the Inter-Manufacturer Working Group (Groupe de Travail Interconstructeurs). Set up in June 2007, this group aims to enhance the efficiency of the social and environmental policies applied across supply chains in the automotive sector. One of its objectives is to develop collective tools such as guidelines, training programs, self-assessment procedures, and audits. This initiative should also help suppliers by establishing a shared set of rules and requirements.

These are the results of the sustainable development action plan that was approved in November 2004 by the Purchasing Management Committee. A key aim of the action plan for the years 2008-2009 is to improve the assessment of deviations from labor and environmental standards.

3.3.2.3 NON-PROFIT ORGANIZATIONS ◇

For example, Renault is a member of:

IN FRANCE

- Entreprises Pour l'Environnement (EPE): A discussion forum on environmental and sustainable development issues;
- Observatoire sur la Responsabilité Sociétale des Entreprises (ORSE): An association of companies, trade unions, investors, audit firms, and NGOs. A forum for discussion and proposals, ORSE seeks to promote sustainable development and the rating of companies' social performance;
- Renault is also represented by the French Automobile Manufacturers' Committee (CCFA), at Airparif, a parastatal organization that monitors air pollution and measures emission levels in Paris, and Bruitparif, which monitors noise pollution in the greater Paris region.

AT THE EUROPEAN LEVEL

- European Round Table of Industrialists (ERT): A forum of 45 leading European industrial firms that promotes economic competitiveness and growth in Europe. Since inception in 1983, ERT has contributed significantly to improving dialogue between industry and governments at both national and European levels. Renault is involved in most of the ERT's working groups.

AT THE INTERNATIONAL LEVEL

- World Economic Forum (WEF): Founded in 1971, the Geneva-based WEF is an independent international organization that works to improve economic and social conditions around the world. Its members, drawn from all business sectors, work with universities, governments, religious organizations, NGOs, and artists;
- World Business Council for Sustainable Development (WBCSD): A forum composed of some 180 international companies in a shared commitment to sustainable development. In 2006 Renault was involved in the Sustainable Mobility Sector Project and took part in the Energy & Climate focus area (see chapter 3.3.3.4 Renault's global initiatives to promote sustainable mobility);
- The Global Road Safety Partnership (GRSP) is one of the four Business Partnership for Development programs created by the World Bank. Its members include international institutions, government agencies, development organizations, and large multinational corporations. Its objective is to promote policies to improve road safety in the developing world through pilot programs in selected countries.

3.3.3 RENAULT, ARCHITECT OF SUSTAINABLE MOBILITY ◇

3.3.3.1 THE CHALLENGES OF SUSTAINABLE MOBILITY

Sustainable mobility is the capacity 1) to satisfy society's need for freedom of movement, accessibility, communication and trade; and 2) to meet these needs safely and at an acceptable cost, now and in the future, without sacrificing essential human and environmental values.

3.3.3.2 RENAULT'S POLICY ON SUSTAINABLE MOBILITY

The transport policy guiding Renault's efforts to achieve sustainable mobility aims to:

- reduce road risk and significantly decrease the number of accident victims (see chapter 3.3.4, "Renault and road safety");
- reduce the risks relating to urban traffic congestion and longer journey times; limit jams caused by road traffic;
- mitigate environmental impact and sustainably reduce greenhouse gas emissions;
- take action to promote public health and reduce the harmful effects of road transport (noise and pollution);
- narrow the disparities in mobility between countries in the north and south and improve prospects for greater mobility for all these populations.

To support this policy, Renault is setting up or taking part in initiatives to promote sustainable mobility in France, Europe, and elsewhere in the world.

3.3.3.3 RENAULT'S NATIONAL INITIATIVES TO PROMOTE SUSTAINABLE MOBILITY

THE PROACTIVE INVOLVEMENT OF RENAULT'S EXPERTS IN THE ISSUE OF SUSTAINABLE MOBILITY

The expertise of the Transport & Mobility Group has earned Renault a reputation as a leader in the search for innovative solutions for car services management. These solutions are based on rationalizing and optimizing car use in densely populated urban areas and positioning collective car use as one alternative in a wide range of public transport and low-impact travel options.

In 2007, Renault participated as an expert in numerous roundtables on the automobile's role in mobility. These included a conference organized by the association Avenir Transport (Transport's Future) on the theme, "Transport and Environment: Does the concept of sustainable mobility make sense?" Renault also participated in a one-day event held by the CERTU, an urban transport research center, to discuss the car's future as a transport mode. This gave Renault the opportunity to point out the automobile's flexibility and its wide variety of product-service applications. It cited examples of its effective use in other countries in multimodal transport systems and emphasized its intermodal capacities.

Renault also presented its know-how in organizing transport for its employees at an ADEME-sponsored conference on corporate transport planning.

DEVELOPMENT OF INNOVATIVE TRANSPORT SERVICES AT RENAULT

Transport plans at the new Equinove offices in Plessis Robinson, near Paris, and the Technocentre, in Guyancourt, are making it easier for Renault employees to move around.

In July 2007 a new intranet server for car-pooling was installed for Rueil, which will eventually be used by all Renault sites in France.

Other solutions were provided with the Paris mass transit authority, RATP, in 2005. These included grouping bus shelters together and adding two shuttle services from the Versailles Chantiers railway station and the Pont-de-Sèvres metro station, with three coaches running morning and evening on each route, transporting a total of 370 Group employees.

As a result of these initiatives, public transportation carries about 25% of the traffic, close to the Technocentre's figure (public transport: 26%; car-pooling: 10% to 14.5%).

Exploratory research and international benchmarking on company's transportation plans were conducted, to identify best practices and glean prospects for deploying these initiatives.

DEVELOPMENT OF INNOVATIVE TRANSPORT SERVICES FOR THE SOCIETY

In 2005, Renault teamed up with the Swiss operator Mobility Car Sharing [9], the European car-sharing leader, to respond to the request for proposals issued by the municipal authorities in Nantes in 2005. The aim of this project is to create a joint venture to launch and manage a car-sharing service in that city. Renault has proposed setting up an organization with private and public partners that would grow and expand nationally so as to become profit-making. Renault helped design the service, as well as the procedure for adjusting supply to demand and the balance between car-sharing and car rental. It also made a commitment to share the risk during the service's start-up phase. In order to provide a highly professional and industrialized service, Renault proposed an innovative implementation that would overhaul governance and decision-taking procedures. It has submitted proposals to other French cities that have expressed interest in car-sharing services.

Renault has offered special terms to the operators of car-sharing services in Paris (Caisse Commune) and Strasbourg (Auto'trement).

3.3.3.4 RENAULT'S GLOBAL INITIATIVES TO PROMOTE SUSTAINABLE MOBILITY

Renault has taken part in an international project on sustainable mobility for 2030. As part of the World Business Council for Sustainable Development [10], 12 American, Japanese and European companies from the automobile and oil industries launched a major study on what mobility should be in 2030 and how to achieve this.

The aim of Mobility 2030 is to develop a vision of sustainable mobility that takes account of needs and proposes solutions that are acceptable to consumers and society in terms of employment and the environment. It promotes concrete actions with the assistance of a support network in both developed and developing countries.

The final Mobility 2030 report was published in July 2004, following the earlier Mobility 2001 study, which analyzed the general situation. The partner companies then began discussing a road safety action plan for developing countries. This led to the creation of the GRSI by the Global Road Safety Partnership (see below).

In 2006, as a follow-up to Mobility 2030, Renault became involved in a new project, called "Mobility for Development". The project looks at case studies of cities in India, Brazil, China, and Africa, and the links between mobility and development. The aim is to publish a global report to enable governments and institutions to measure the extent to which infrastructure mobility impacts on development. One focus will be on the challenges of providing mobility to everyone, with consideration given to the most-affected populations and geographic areas (for example, connections between the rural and urban-suburban milieus).

As part of this project, Renault helped organize a conference in which the main possible solutions for providing sustainable mobility in Bangalore were debated on the basis of a shared diagnostic. A similar event held in Shanghaï discussed the risks that urban mobility planning would fail to keep pace with economic growth.

In 2007, Renault was once again a participant in the SIMBA project, supported by Ertico and the European Commission, which aims to identify research cooperation priorities between India, Brazil, South Africa, China and the European Union. The project focuses on intelligent transportation systems, infrastructure, mobility, safety, and the automotive industry. Renault presented possibilities for cooperation with Indian institutions on the subject of pedestrian safety in the design of road infrastructures.

Renault also sponsored a national conference at Anna University in Chennai, India, where the focus was on the problems arising by the outward sprawl of Indian cities and the subsequent new mobility needs.

(9) Mobility Car Sharing has 60,000 members and manages 1,800 vehicles based at 1,000 locations in 400 Swiss communities. Renault vehicles make up nearly 60% of its fleet.

(10) The World Business Council for Sustainable Development (WBCSD) consists of 180 international companies from 30 countries and 20 major industrial sectors that are engaged in implementing sustainable development in three key areas: environmental protection, social equity and economic prosperity. The Council's work focuses on eco-efficiency, innovation and social responsibility in the business community (www.wbcsd.org).

A consequence of rapid urban growth is the soaring number of cars. The objective of SIMBA's research is to identify conditions favorable to motorized transport and measures to support its development. Students from emerging countries who have studied in the Transportation and Sustainable Development Master's program set up by the Renault Foundation (see below) also have the opportunity to participate in this project.

For example, an Iranian student at the Foundation looked at the problem of congestion in Tehran and how it affects people's movements and the way the city is managed. This research contributes to a current project being conducted with the INRETS on urban development prospects in rapidly growing countries (China, India, Iran, Brazil, etc.).

3.3.4 RENAULT AND ROAD SAFETY

3.3.4.1 THE CHALLENGES OF ROAD SAFETY

Road safety is a global public health issue, which concerns every continent. According to the WHO, some 1.2 million people are killed and 50 million injured on the world's roads each year. If current trends continue, those numbers could rise by over 60% by 2020, taking road accidents to third place on the WHO's list of the ten leading causes of death and injury in the world, up from ninth place in 1990. This problem is not affecting all countries to the same extent.

Most of these accidents occur in developing countries, where more and more people are using motorized transport.

As an international company, Renault considers itself a partner of governments throughout the world, and it aims to be an active partner in helping to improve road safety. In France and many other European countries, trends are encouraging, and the numbers of people killed or injured are going down.

ROAD DEATHS IN EUROPE AND FRANCE – 1991-2007



Number of fatalities in the Europe of 25
Number of fatalities in France(1)
80,000
60,000
40,000
20,000
0
12,000
9,000
6,000
3,000
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

(1) Note that the definition of a road fatality in France changed in 2005. A traffic accident victim dying within 30 days of the accident is now considered as a road fatality. Previously, the victim's death had to occur within six days of the accident.

The causes of accidents fall into two general categories. (Here only accidents causing personal injury are considered, since less information is available on fatal accidents.)

The cause is related either to the driver (the driver's condition, driving experience, driving style) or to an external factor (road infrastructure, traffic conditions, or the vehicle's condition).

The graph below shows that driver error is involved in a large majority of accidents resulting in personal injury, but that an external factor will contribute to the accident in nearly two-thirds of cases. The graphs below show the main driver errors and external factors that cause accidents.

BREAKDOWN OF ACCIDENTS RESULTING IN PERSONAL INJURY WITH AT LEAST ONE CAUSE RELATED OU UNRELATED TO THE DRIVER


86%
63%
Driver-related
Driver-unrelated

BREAKDOWN OF ACCIDENTS RESULTING IN PERSONAL INJURY AND INVOLVING AT LEAST ONE DRIVER-RELATED CAUSE


%
40
35
30
25
20
15
10
5
0
Factors linked to the driver's condition
Factors linked to the driver's experience
Factors linked to driving style
Other
a b c
a b c
a b c
a. Alcohol consumption
b. Falling asleep
c. Inattention
a. Driving in automatic mode
b. Driving in unfamiliar surroundings
c. Inexperience
a. Inappropriate speed
b. Priority status
c. Risk-taking

The impact of alcohol consumption seems low because only non-fatal accidents resulting in injury are considered here. But alcohol is an aggravating factor in the consequences of accidents (involved in 30% of fatal accidents).

BREAKDOWN OF ACCIDENTS RESULTING IN PERSONAL INJURY AND INVOLVING AT LEAST ONE DRIVER-UNRELATED CAUSE


%
18
12
6
0
Factors linked to road infrastructure
Factors linked to traffic conditions
Factors linked to the vehicles
a b c
a b c d
a
a. Visibility limited by infrastructure
b. Facilities lacking
c. Other infrastructure
a. Visibility hampered intermittently
b. Physical environment
c. Poor visibility
d. Other factors relating to traffic conditions
a. Faulty tires

3.3.4.2 RENAULT'S ROAD SAFETY POLICY ◇

Recognizing the importance of road safety, the Renault group created a Road Safety Policy Department in March 2004. Headed by Dr. Jean-Yves Le Coz, its mission is to establish Renault's road safety policy and to coordinate its implementation.

Renault takes a comprehensive approach to road safety. People are central to the vehicle design process, which is based on a scientific understanding of accidents and on real safety. The aim is to come up with products adapted to the realities of driving everywhere in the world.

Through its Laboratory for Accident Research, Biomechanics and Study of Human Behavior Renault –PSA Peugeot Citroën (LAB), Renault possesses the world's largest accident research database. By providing a vast amount of information on how accidents happen and by evaluating the effectiveness (lives saved and injuries avoided) of each safety system, this database helps designers to decide which systems are the most important to install on vehicles to maximize their safety. With more than 50 years' commitment to research and development of technologies to improve the safety of its vehicles, Renault is recognized as an industry leader in automotive safety in Europe.

To adapt its vehicles to emerging markets, Renault is extending the accident research conducted in Europe to regional engineering centers by setting up special teams, transferring knowledge and skills, and working with specialists at local universities.

Renault also supports all initiatives and equipment to promote careful and safe driving such as the wearing of seatbelts, standardization of speed limits in Europe, and driver education programs.

The company is an active participant in working groups studying safety factors, contributing its expertise and analyses, and is also involved in an ambitious international educational program.

Renault is a member of the board of the Road Safety Foundation, whose purpose is to identify, promote and fund research projects aimed at contributing effectively to road safety. This public-private partnership initiative should enable the working group to share knowledge and results.

In March 2006, Renault and Vinci signed a sustainable development partnership agreement committing the two companies to safer roads and environmental protection. The agreement aims to foster experience-sharing and joint action with a view to reducing the social and economic impact of road risks. In 2007, four working groups were formed to allow more cooperation between the two companies.

3.3.4.3 RENAULT'S INITIATIVES TO PROMOTE ROAD SAFETY

PREVENTION

Prevention involves helping drivers to anticipate risks. Part of the solution lies in encouraging more responsible driving. Drivers need to understand the limits beyond which they will be incapable of controlling their vehicle, and the situations in which they are putting themselves at risk. This is why Renault equips its vehicles with systems that enable drivers to behave more responsibly. The cruise control/speed limiter, for example, provides added comfort and safety by preventing the car from exceeding the speed set by the driver. Renault's range is better equipped with cruise-control/speed limiters than any other in Europe and perhaps even the world. These systems are optional or standard on models from Modus to Vel Satis, depending on the version. The visual and audible seatbelt reminder is an essential safety device, since 20% of lives lost in accidents each year in Europe could be saved if everyone wore a seatbelt. The seatbelt reminder system is fitted on all Renault vehicles.

Prevention also involves providing the driver with helpful information. The tire pressure monitoring system helps do just that. Burst tires are a contributing factor in some 6% of fatal highway accidents. This is why Renault is equipping much of its range with the monitoring system. Prevention also calls for the ability to properly assess conditions, which is the reason why Renault has adopted xenon headlamps. Last, anticipating risks means allowing drivers to concentrate on driving by facilitating auxiliary tasks. Automatic activation of headlights and windshield wipers provide such assistance.

CORRECTION

Road holding and braking are fundamental vehicle dynamics. They are the basic factors in accident avoidance. Even so, there are situations where technology has to intervene to compensate as far as possible for driver error. This is the aim of driving aids, which are triggered in difficult or emergency situations, but never completely take over from the driver.

The Antilock Brake System (ABS) stops the wheels from locking during emergency braking to allow the driver to retain steering control. Electronic Brakeforce Distribution (EBD) is an additional function coupled with ABS. It automatically adjusts the amount of force applied to the front and rear brakes. Emergency Brake Assistance lets the driver use the full power of the braking system by maintaining maximum pressure on the pedal until the vehicle comes to a stop. Meanwhile, the Electronic Stability Program (ESP) helps the driver to maintain his or her intended direction should the vehicle veer off course during an emergency maneuver.

PROTECTION

A cornerstone of Renault's safety strategy aims to protect all car occupants by factoring in the severity of the potential impact, their age, size and position in the vehicle, in small and large cars alike. Striving higher than Euro NCAP standards, Renault equips the rear seats of its vehicles with systems to provide optimal passenger protection. The protection of other road users (pedestrians, cyclists, etc.) is also one of its goals.

The results take the form of innovative, dedicated equipment offered by Renault on its models, mostly as standard, regardless of their level in the range.

Renault is currently the only automaker to market nine models with a five-star rating in the Euro NCAP tests. It offers the safest range on the European market.

RAISING AWARENESS

Renault has been a signatory of a road safety partnership charter with the French government since 2003, confirming the Group's commitment to raising the safety awareness of as many people as possible. Changing behavior over the long term and educating young people to the dangers on the road are important issues in the battle to improve road safety.

Renault has launched a series of road safety campaigns for Group employees in France and abroad, the sales network, the general public, and children and young people.

Initiatives targeting Group employees

Renault also signed a Driver's Charter for Personnel, underlining the company's commitment to raising employees' awareness of the risks of the road. Within this framework, Renault has implemented several initiatives at Group level (see chapter 3.1.3.6).

Initiatives targeting the sales network

The theme of road safety receives broad coverage in network media, including *Synchro* magazine, Renault TV's *Warm-Up* program, in-service training, POS material, and strategy meetings. Vehicles' active and passive safety features are a central sales argument for network personnel.

Initiatives targeting the general public

Safety is a cross-functional communications theme promoted to the public at various events. At the 2006 Paris Auto Show and the 2007 Geneva Motor Show, visitors could get a virtual feel of driving a vehicle with futuristic technology by using the man-machine interface demonstrator, and at the World Series, a safety workshop was run using a Modus simulator. There have also been advertising campaigns on Renault's market lead in terms of safety in many European countries.

Initiatives targeting children and young people: the "Safety for All" international road safety program

The driver is at fault in 80% of accidents that cause personal injury, even though road or traffic conditions are contributing factors in 50% of cases. Because it is important to learn the right habits early, Renault is pursuing its "Safety for All" international road safety program, based on its knowledge and experience in this field.

This educational program is for children, teenagers and young drivers. Launched in 2000, it has already reached nearly 10 million young people, making it the biggest road safety awareness campaign ever organized by a carmaker. So far, a total of 460,000 teaching kits have been distributed in 22 countries.

The Safety for All program in Morocco and Mexico

Renault Morocco joins the program. The Kids on the Road program has been offered in 60 primary schools in this country's eight largest cities since October 2007. Teachers in participating schools attended training sessions to learn how to teach the road safety courses. They also received a set of teaching aids, including the "Kids on the Road" kit, to use with the 7,200 children who will take part in the national drawing contest in March 2008.

Renault Mexico wins Safety for All award. In September 2007, the Safety for All program in Mexico received the "Corporate Social Responsibility: Connection with the Community" award from the Mexican philanthropic organization CEMEFI. It had previously won two other awards: "Best Safety Initiative and Awareness Program", given by the association MDM, and the "Mexican Communication Association Prize" for the best community service communications initiative. ◇

All Renault's road safety initiatives in the 22 participating countries are detailed on the dual-language website: www.securite-pour-tous.com/www.safety-for-all.com.

Initiatives targeting suppliers

Since 2006, a new selection criterion for logistics suppliers was added to existing considerations: the annual number of hours of training per driver. A working group set up to examine the issue found a strong correlation between the number of road accidents and the number of hours of driver training.

3.3.4.4 THE INTERNATIONAL CHALLENGE OF ROAD SAFETY ◇

E-SAFETY, A EUROPEAN AMBITION

The European Commission has set the ambitious target of reducing the number of road accident fatalities by half between 2000 and 2010.

It has launched the e-Safety Forum, a public-private consultation body that seeks to accelerate the development, deployment and use of new information and communication technologies in a bid to improve road safety in Europe.

At present, the e-Safety Forum has 10 working groups, which are being directed by industry and a steering committee, of which Renault is a member.

The eCall working group is the number-one priority for the industry and for the European public sector. Its goal is to define an integrated strategy for pan-European emergency call services. Renault's experts are very active in the working groups and are particularly involved in the eCall, man-machine interaction and real-time traffic information groups.

GRSP – GRSI

In the action plan drawn up after the World Business Council for Sustainable Development (WBCSD) initiated the Mobility 2030 program, Renault made a commitment to join the battle for road safety in developing countries. The urgency of the problem is shown by the fact that traffic accidents could well become the third-leading cause of death in these countries by 2020.

The Global Road Safety Initiative (GRSI) is an international road safety program that receives US$10 million in funding from seven of the world's largest automotive and oil companies (Renault, Ford, GM, Honda, Toyota, Michelin and Shell). Its aim is to develop road safety initiatives in certain developing countries, with the agreement of their governments. These initiatives include:

- the publication of safe driving manuals;
- the opening of regional training centers to allow the transfer of road safety information to these countries;
- financial assistance for locally initiated safety actions.

This initiative is being carried out under the Global Road Safety Partnership (GRSP), a larger-scale road safety program set up by the World Bank and several large corporations.

In 2006 and 2007, Renault do Brazil helped to set up the following partnerships:

- Florianópolis (Santa Catarina) 2006: An agreement was signed between the GRSI/GRSP program and the city's Road Education department. As a result, a system to provide information on road accidents and their consequences was created in 2007;
- São José Dos Pinhais (Paraná) 2007: The city is in the process of joining the GRSP program;
- Niteroi – Rio de Janeiro 2008: Discussions will get under way in 2008.

3.3.5 CONTRIBUTION TO CIVIL SOCIETY

3.3.5.1 THE SOCIO-ECONOMIC ENVIRONMENT

RENAULT'S COMMITMENT TO TRAINING LOW-SKILLED YOUNG PEOPLE

For several years, Renault has been active in training low-skilled young people. On March 24, 2005, Renault and the French Ministry of Employment, Labor and Social Cohesion renewed for the fourth time their 1992 agreement aimed at getting more young people into the workforce. The agreement will give 600 young people the opportunity to take training to earn their first professional qualification. The program includes three to four months of training at an industrial site, followed by a work-study contract for 12 to 24 months and help finding a job. At the end of the program, participants receive either an occupational certificate or a diploma recognized in multiple sectors.

More than 2,600 young people, one-fourth of them women, have already taken part, with 80% receiving a diploma and 70% finding a job. Five of the Group's plants in France (Douai, Le Mans, Flins, Cléon, Sandouville) are participating.

ACTION FOR THE DISABLED

Renault is involved in numerous local initiatives to assist the disadvantaged. Continuing its efforts for disabled people that began 50 years ago, Renault publishes "En Route", the first practical guide for disabled car users (available free of charge at Renault dealerships and downloadable in French at www.renault.fr/handiservices. Renault's website, www.renault.fr, also contains practical information for disabled people.

For several years, Renault has been an active partner of the Motability car scheme for the disabled in the UK.

Renault s.a.s. is pursuing a proactive policy for the integration of disabled individuals in society and the workforce through a collective agreement, renewed for three years on May 24, 2006. Under the agreement, Renault is to hire disabled people for at least 2% of the engineering, sales and support positions that it fills at sites that fall short of the 6% legal quota.

SUPPORTING EMPLOYEE START-UPS

In 1984 Renault set up a program called Cap Entreprendre to help its employees start up new businesses.

In 2007 Renault assisted 45 start-ups in France (38 companies in 2006, 40 in 2005, 40 in 2004).

3.3.5.2 SPONSORSHIP ◇

Renault and its subsidiaries around the globe are involved in numerous sponsorship activities. In 2007, they contributed a total of €8 million. Sponsorship focuses on education, training and road safety as well as humanitarian, social and cultural works adapted to the local situation. Actions are varied and reflect the specific environment of each Renault subsidiary or entity. Renault's main sponsorship programs are listed below: ◇

THE RENAULT FOUNDATION: BRINGING CULTURES TOGETHER

The Renault Foundation was set up in 2001 as part of the Group's international strategy. It provides support to talented young people and helps them to develop in a multicultural environment. It fosters understanding and closer ties between different cultures as well as interaction between France and Europe and the countries where Renault has operations.

The Renault Foundation helps to train tomorrow's managers by organizing and fully financing three programs of study in France, all conducted in French, for well-qualified foreign students with university-level degrees from institutions in their home country:

- the Dauphine-Sorbonne-Renault MBA, created in 2002 in partnership with the University of Paris-Dauphine and the University of Paris-Panthéon-Sorbonne's business school;
- the Renault Foundation ParisTech Masters in Transportation and Sustainable Development, with the École Nationale des Ponts et Chaussées, the École Polytechnique and the École Nationale Supérieure des Mines de Paris;
- the Renault Majors Cycle, with Paris Tech and University of Paris-Panthéon-Sorbonne.

Each year students preselected by the Foundation's partner universities in Japan, South Korea, Brazil, Iran, Romania, Russia, and India attend these programs. The Foundation has already contributed to the education of some 320 students, most of them Japanese.

In June 2007 the Foundation and partners Ecole Polytechnique and HEC set up a new course of study: Multicultural Management and Corporate Performance. The purpose of this program, which is fully funded by the Renault Foundation, is to develop students' capacity during their final year at HEC or Polytechnique to understand and use managerial practices suited to the diverse economic realities relating to national, professional and organizational culture. Activities will include a teaching program, a group of independently conducted research projects, and the setting up of an international network of high-caliber researchers and institutions. The research results will be presented at colloquiums and published.

Most of the Foundation's work is done through its funding capacity.

Find out more at www.renault.com

"VALUED CITIZENS" PROGRAM IN SOUTH AFRICA

Renault has been a key sponsor of the Valued Citizens initiative in South Africa since 2001. The program's aim is to use the public schools to develop a sense of responsible citizenship in young people and by doing so, create a culture based on the values and principles established in the South African Constitution.

The program helps teachers and school principals to strengthen students' confidence and self-esteem. As a result, they take pride in their school and become aware of their potential, which in turn builds a stronger democratic culture and greater openness to the surrounding world. The idea is to develop an environment conducive to a respect for human rights, with the broader objective of fostering a flourishing civil society in South Africa.

Over the previous seven years, the Valued Citizens program was taught in 2,385 primary and secondary schools in townships, rural and urban areas in Gauteng, Free State, and Limpopo Provinces. These multiracial, multiethnic and multilingual public schools embody the Rainbow Nation. Renault is proud to contribute to expanding the program, which has reached more than 395,000 students and more than 3,350 teachers and school principals since it was started.

RENAULT RETAIL GROUP'S HUMANITARIAN AND SOCIAL ASSISTANCE FUND

Since it was set up in 2003, the humanitarian and social assistance fund of Renault Retail Group (formerly REAGROUP till year-end 2007), Renault's European distribution subsidiary, has financed more than 50 projects run by non-profit organizations. These are humanitarian activities, concentrated in France, Africa and Asia. Renault Retail Group's work in 2007 included:

- emergency humanitarian assistance (it created a shelter for street children in Mopti (Mali) with Planète Urgence and the Fondation Abbé Pierre);
- health assistance (it continued to provide pharmaceutical supplies to the dispensary that it created in Senegal);
- alleviating serious illnesses (it helped set up a support structure for people with Parkinson's disease);
- education and training (Aide et Action, Enfants de l'Ovale with Philippe Sella);
- fair trade (micro-projects in Africa and India);
- humanitarian missions: Renault Retail Group funds a humanitarian mission for a staff member who uses his/her skills to train local people in Africa with Planète Urgence. Since 2004, Renault Retail Group has provided funding for 14 employees to run training programs in Mali (12 in mechanics and two in office skills).

These activities earned Renault Retail Group a nomination in the HR Initiatives 2007 competition sponsored by Le Figaro, L'Express and Hudson.

WOMEN FOR EDUCATION: PROMOTING WOMEN'S EDUCATION AND DIVERSITY

In conjunction with its participation in the Women's Forum this year, Renault sponsored "Women for Education", a contest created by the ELLE Foundation in support of education and training for women around the world. Renault's chairman presented the award along with a donation to the winning project – a program of education and training for Afghan girls and women that will be carried out by the association Afghanistan Libre at Pagham, in the province of Kabul.

This initiative is part of a broader Renault policy aimed at developing training programs and promoting diversity in the company and more generally in the surrounding community.

OTHER EXAMPLES OF SPONSORSHIP BY FOREIGN SUBSIDIARIES

In Belgium, several vehicles were lent to UNICEF.

CACIA (Portugal) made donations to local theaters.

Renault UK lent cars for events organized by the charitable association Barnardo's, which cares for disadvantaged children.

Renault REVOZ (Slovenia) made donations to help purchase equipment for the Novo Mesto hospital, to support a clean-up operation on the Krka River, and to buy books for setting up French courses.

In Colombia, the Sofasa made a donation to the Fondation Vision Mundial, which helps disadvantaged children, for each Renault Logan sold during a three-month period.

In Brazil, there were numerous sponsorship initiatives: gifts and the loan of vehicles to a social and food assistance program; the donation of over 96 tons of goods (food, clothing, furniture, medications, etc.) for distribution to the inhabitants of communities in northern and northeastern Brazil; financial and material support for the development of a primary school and an environmental education program, along with the setting up of a selective waste collection system, etc.

Renault Iran made several donations, including one to an association that organizes sports events to collect money to help children suffering from cancer and to support a French-Iranian music group.

In South Korea, donations were made to help the elderly, orphans, and disaster victims, and tree-planting operations were carried out in the village of Shin-Ho with local residents.

3.4 TABLE OF OBJECTIVES (EMPLOYEE RELATIONS, ENVIRONMENTAL AND SOCIAL) ◇

3.4.1 TABLE OF EMPLOYEE RELATIONS OBJECTIVES

MAIN HR OBJECTIVES	DATE OBJECTIVE SET	DUE DATE	SITUATION AT END-2007
MOTIVATING THE MEN AND WOMEN WHO WORK FOR THE GROUP			
Improve management quality and staff mobilization	2006	2009	2007 Commitment and Management Quality survey carried out with all employees. 88.3% response rate. More than 1,000 improvement actions implemented.
Implement corporate managerial training	-	Ongoing	More than 1,221 Renault Management trainees
Through the new annual performance and development review, reinforce the link between performance assessments and the promotion plan	2006	2007	A revised format for the annual performance and development review
Deploy the incentive agreement Group-wide	2007	2009	Agreement signed on December 18, 2007 by four trade unions for France
Encourage continuous improvement through collaborative innovation	1990	Ongoing	Personnel involvement: 67 % Savings made: €135 million
CONTRIBUTING TO GROUP PERFORMANCE			
Provide the Group with the skills it needs to fulfill its strategic goals.	2002	Ongoing	48 skills pilots
Recruit new employees for international sites	2006	2009	Almost 5,500 new recruits for international sites
Develop training and the professional skills of young people.	-	Ongoing	Apprenticeship tax paid: €8.5 million. 2,800 interns, of whom 930 on work/study contracts.
Support career development	2006	Ongoing	The job opportunities site – JobAccess – is available in five languages. careers@renault includes more than 1,000 benchmark positions.
Improve the quality of HR input while cutting the function's operating costs	2006	2009	Number of people making up the workforce: 130,179 Training expenditure: €174.2 million Average number of training hours per employee: 37.8 Number of training hours in e-learning: more than 78,000 Access to training: 78.7%
Increase the scope of the BPU employee database, with an ultimate goal of including all personnel.	1998	Ongoing	Management of all Group personnel in the long term.
Strengthen the Alliance with Nissan	1999	Ongoing	Mutual perception survey Staff exchanges: 44 Nissan employees have joined Renault entities and 72 Renault employees have joined Nissan entities.
SHARING GROUP VALUES			
Review application of the Declaration of Employees' Fundamental Rights	2004	Ongoing	Review conducted on June 25, 2007 with the international signatories to the Declaration.
Promote pluralism and diversity by applying the Diversity Charter	2004	Ongoing	Renault renewed its agreement concerning disabled staff in 2006 for a period of three years
Widely circulate internal information.	-	Ongoing	The house magazine "Global" has a circulation of more than 100,000 in French and English, alongside four local editions. Intranet sites: about 60,000 workstations connected.
Continue labor-management dialogue at international level	-	Ongoing	1 plenary meeting of the Group Committee 11 select committee meetings

MAIN HR OBJECTIVES	DATE OBJECTIVE SET	DUE DATE	SITUATION AT END-2007
Deploy the Health and Working Conditions policy	-	Ongoing	More than 64,000 tests carried out at the stress, anxiety and depression clinic, leading to specific action.
Continuously reduce the number of occupational accidents	-	Ongoing	Group F2 rate: 3.54 Group G rate: 0.13
Protect the environment and prevent risk through industrial hygiene	-	Ongoing	6,534 products managed in the Group chemicals database 1,684 analyses conducted on air quality at workstations 1,800 analyses conducted on physical environments
Deploy operations to raise awareness on road risk	-	Ongoing	More than seven international quizzes deployed through e-learning. Almost 4,300 hours of training and almost 1,800 employees connected Distribution of a game on road safety with the house magazine "Global".

3.4.2 ENVIRONMENTAL OBJECTIVES

KEY ENVIRONMENTAL OBJECTIVES		DATE OBJECTIVE SET	DUE DATE	SITUATION AT END-2007 *(same scope as date objective set)*
CLIMATE CHANGE				
Manufacturing	Cut energy consumption per vehicle manufactured by 2.5% annually	2003	2007	Completed
Manufacturing	Cut CO_2 emissions by 45% compared with 1998[1]	2004	2007	Completed
Product	Like all European vehicle manufacturers, Renault is committed to achieving an average of 140g of CO_2/km for all vehicles sold in the European Union.	1998	2008	see "Renault Commitment 2009" below
Product (Commitment 2009)	Sell 1,000,000 vehicles emitting less than 140g of CO_2/km of which one-third emitting less than 120g	2006	2008	866,752 vehicles 323,052 vehicles
Product (Commitment 2009)	Develop a two-pronged biofuel offering: • 100% of diesel engines able to run on B30 biodiesel • 50% of petrol engines able to run on E85 bioethanol	2006	2009	Trafic and Master: ready Underway; Megane: ready
Product	Expand the NGV and LPG vehicle range	Ongoing	2005	8,161 LPG vehicles sold
AIR QUALITY				
Manufacturing	Cut VOC per vehicle to 4.6 kg per average vehicle manufactured	2001	2007	Completed
Product	Apply the Euro 4 standard across the entire range	2002	2006	Completed
NOISE REDUCTION				
Product	Bring external noise levels on new vehicles down to 71dB (A) for gasoline models and 72dB (A) for diesel models.	1998	Ongoing	Vel Satis, Laguna, Mégane, Scénic, Modus, Clio III, Twingo II
ENVIRONMENTAL REMEDIATION				
Continue using Simplified Risk Assessment (SRA) at all industrial facilities to prevent risks of soil pollution		2001	Ongoing	100 %
Oversee remediation work when future risks are detected		2001	Ongoing	Boulogne Billancourt Dacia
WATER CONSERVATION				
Manufacturing	Halve water consumption per vehicle	1998	2007	Completed
Manufacturing	Cut flows per vehicle manufactured on all sites, as follows • 50% cut in organic matter • 40% cut in suspended solids	 1998 1995	 2007 2007	 -43% Completed
Maintenance	Establish and roll out standards on the best vehicle washing technologies (consumption of water and detergents)	2004	2006	Underway

(1) Scope: EU, in line with the current European Directive on CO2 quotas (boiler plants with a power rating of more than 20MW), emissions of combustion gas in teqCO2 (equivalent tons of CO2).

KEY ENVIRONMENTAL OBJECTIVES		DATE OBJECTIVE SET	DUE DATE	SITUATION AT END-2007 *(same scope as date objective set)*
WASTE REDUCTION AND RECYCLING				
Logistics	For European plants: reduce packaging weight to 5 kg for new vehicles at the final assembly stage	2000	2009	Modus: 8 kg ; Clio III: 6.4 kg Twingo II: 8 kg Laguna III: 35 kg
Logistics	For plants outside Europe: establish quantified objectives for reducing packaging waste	2004	2005	Underway
Manufacturing	Reduce ordinary industrial waste (excluding metal offcuts)[2] to 37 kg per vehicle manufactured	2004	2007	46 kg/veh.
Manufacturing	Reduce hazardous waste requiring treatment and elimination to 26 kg per vehicle manufactured	2004	2007	29 kg/veh.
Product	Increase the proportion of recycled plastics in new vehicles to 50 kg	2004	2015	Scénic: 16 kg Modus: 18 kg Clio III: 12 kg Twingo II: 13 kg Laguna III: 35 kg
End-of-life	Achieve an effective recovery rate of 85% for materials from the vehicle recycling industry	Depends on country	2006	Follow-up by country available
CONTINUOUS ENVIRONMENTAL MANAGEMENT				
Audit all sites annually for risk prevention and environmental protection		2003	2007	Completed
Apply the principles of sustainable development to suppliers, through standards, training and assessments, etc.		2004	2007	Completed
Extend ISO 14001 certification to new sites				
	• Renault Belgium	2003	2005	Completed
	• Dacia	2003	2005	Completed
	• Avtoframos	2004	2007	Underway
Rollout of environmental training				
	• Manufacturing Cap Éco 1	2000	2005	Completed
	• Design Cap Éco 2	2003	2006	Completed
	• Sales and marketing Cap Éco 3	2004	2007	Completed
Establish the life-cycle inventory of new vehicles		2003	2005 Modus:	Modus, Clio III, Twingo II, Laguna III
Include the environment in all the standards making up the Renault Production Way (SPR)		2004	2007	Underway
Issue an environmental statement for each site		2002	2007	30 main sites
Continue working with commercial partners to apply environmental management standards to the main impacts of vehicle servicing		2003	2007	Completed

(2) *All metal offcuts are recovered.*

3.4.3 SOCIAL OBJECTIVES

KEY OBJECTIVES	DATE OBJECTIVE SET	DUE DATE	SITUATION AT END-2007
ETHICS AND GOVERNANCE			
Update the Code of Good Conduct by creating a "Compliance" function and adopting the principles of a "whistleblowing" system dedicated to risk prevention.	2007	2007	Completed
Distribute the Code of Good Conduct to employees and implement a "whistleblowing" system dedicated to risk prevention.	2007	2008	Underway
Introduce a self-assessment questionnaire on application of the Code of Good Conduct and Compliance Rules, along with the associated action plan.	2007	2008	Underway
Adopt the key measures recommended in applicable reports for improving corporate governance.	2003	annual	Ongoing
PURCHASING POLICY			
Incorporate sustainable development into the company's purchasing policy	2004	2005	Completed
Obtain a formal commitment from suppliers to comply with the principles laid down in the Declaration of Employees' Fundamental Rights	2004	2006	Completed
Introduce the Group's social and environmental standards into the purchasing process	2005	2006	Completed
Prepare for the first external CSR inspections at supplier sites.	2006	2007	Underway
ROAD SAFETY			
Deploy the "Safety for All" program to enhance children's awareness of road safety	2000	annual	Ongoing
Work out actions to improve road safety in developing countries. GRSI	2004	2009	Underway
Assist in transferring road safety know-how to developing countries	2004	-	Ongoing
MOBILITY			
Develop innovative mobility services for company employees and society	1998	2007 (car pooling)	Ongoing
Promote sustainable mobility solutions in developing countries.	2004	-	Ongoing
Set up and develop a national master's degree program in Transportation and Sustainable Development in association with Paris Tech	2003	2004	Completed
RESPONSIBLE CITIZENSHIP AND RELATIONS WITH STAKEHOLDERS			
Produce one example of a practical application of Global Compact principles each year	2002	annual	Ongoing
Play a leading role in actions to promote Global Compact principles with small and mid-sized companies in the Paris region	2004	-	Ongoing
Conduct an annual "sponsorship/social actions" survey in order to better identify and steer Group initiatives.	2006	annual	Ongoing
Develop Renault's relations with NGOs involved in sustainable development	2004	-	Ongoing
Create and develop a diversity management chair in partnership with the Ecole Polytechnique and HEC.	2006	2007	Completed

3.5 RENAULT, A RESPONSIBLE COMPANY

Extra-financial rating agencies and specialized departments of financial institutions assess companies on their commitments, policies and performance in terms of labor relations, environmental protection and corporate governance, using analytical and scoring techniques. These evaluations are designed to meet demand from socially responsible investors, who use them to select the companies in their portfolios [11].

Methods vary from agency to agency. Some agencies are specialized by investment region (Europe, World, OECD, etc.) or asset class (large caps, small caps), have a sector focus, or base their analyses on a basket of weighted criteria, which can vary significantly depending on their targets.

Some of these rating agencies, usually working in partnership with provi equity indexes, have developed specific indexes of the highest-rated com for labor relations, environmental protection and corporate governance.

In 2007 Renault's performance received excellent ratings from the key financial ratings agencies.

3.5.1 RENAULT'S RATINGS IN 2007

SAM (SUSTAINABLE ASSET MANAGEMENT)

SAM is an independent Asset Management company founded in 1995 and based in Switzerland. It specializes in setting up investment strategies based on economic, environmental and social criteria, analyzed in terms of long-term value creation.

In 1999, together with Dow Jones & Company, SAM launched the Dow Jones Sustainability World Index (DJSI World), a global index based on extra-financial criteria. The DJSI is comprised of 300 leading companies in terms of social responsibility as assessed by SAM, from among the 2,500 largest companies in the Dow Jones World Index. A European index was launched in October 2001, the Dow Jones Sustainability STOXX Index, containing 20% of the 600 companies in the Dow Jones STOXX SM 600 Index.

Each year, SAM analyses the companies covered by the two indexes. The results are used to determine the component stocks.

Ratings in 2007: For the second year running, Renault was included in the Dow Jones Sustainability World Index and the Dow Jones STOXX Sustainability Index, both highly regarded indexes in the financial markets. The Group achieved higher ratings than in 2006.

	RENAULT'S SCORE	LOWEST SCORE DJSI STOXX	INDU AVER
TOTAL SCORE (1)	80	80	
Economic dimension	75	75	
Environmental dimension	93	89	
Social dimension	73	72	

(1) Score out of 100.

(2) Automobile industry.

Next SAM review: September 2008.

At the start of the year, SAM presented the "Sustainability Yearbook 2 This document is the world's most comprehensive publication on sustain and the related challenges and opportunities for companies.

The Yearbook ranks the best levels of performance by sector, based on th World index, in three categories: Bronze, Silver and Gold.

In 2008, Renault received Gold Class status.

More information on: www.sam-group.com/yearbook

(11) Socially responsible investments (SRI) are based on both the financial performance of the stock tracked and factors such as the company's attitude towards its economic, environmental, econo and social environment.

OEKOM

Oekom, one of Germany's leading rating agencies, analyses 750 large and mid-sized companies and more than 100 small enterprises within a geographical universe that spans the OECD, new EU member states, Russia and leading Asian markets. The agency thus covers 80% of MSCI World index, which measures stock market performance in developed countries.

Renault scored a B rating overall in 2006 and the Group was ranked first out of the 17 automakers analyzed.

RATING SCALE A+ TO D-	OEKOM RATING	RANKING OUT OF 17 AUTOMAKERS
Social Cultural	B	1
Environmental	B	1
TOTAL SCORE	B	1

The next ratings are due in 2009.

In 2007, Oekom created the Global Challenges Index, a listing of 50 companies around the world that make substantial efforts to address major planetary issues (climate change, drinking water availability, deforestation, biodiversity, poverty and global governance). Renault was included in the first index.

VIGEO

Vigeo is an independent rating agency founded in July 2002. The major shareholder, Caisse des Dépôts et Consignations, contributed the assets of Arese, which pioneered social and environmental rating in France. Vigeo is owned by some 50 shareholders, organized into three sub-groups: institutional investors, European trade unions and multinational corporations. Vigeo's unique model is aimed both at investors, with investor-solicited ratings of Eurostoxx 600 companies, and corporations, with corporate-solicited ratings.

Renault obtained the highest score in three areas in 2006, thus confirming its inclusion in the ASPI index, made up of the 120 listed euro-zone companies with the best performances as assessed by Vigeo.

	RATING (MIN --/MAX ++)	SCORE (0 TO 100)
Human rights	+	68
Environment	+	62
Human resources	+	69
Business behavior	+	59
Corporate governance	=	46
Community involvement	+	58

+ : The company is active in terms of sustainability in its sector.
= : The company is average in terms of sustainability in its sector.

The results of the next review will be published in 2008.

CARBON DISCLOSURE PROJECT

The Carbon Disclosure Project (CDP), founded in 2000, is mandated by a group of institutional investors to enhance understanding of the potential impacts of climate change on the value of the assets managed by its signatories.

Since 2002 the CDP has sent a regular information request to companies in a standard format, asking them about their greenhouse gas emissions and policy on climate change. The most recent information request, CDP5, included the FT Global 500 – the largest companies in the world by market capitalization.

After the 2006 report, as for the previous two versions, the CDP developed the Climate Leadership Index, composed of the 50 companies in the FT500 assessed as having the best practices in terms of information on climate change.

Renault's rating in 2007: on the basis of its responses to the CDP5, available at www.cdproject.net, Renault achieved a score of 75/100, losing just 5 points, while the rating for the auto industry as a whole (60/100) was 10 points lower.

In 2006, Renault appeared for the first time in the Climate Leadership Index, along with four other carmakers. In 2007, inclusion in the Climate Leadership Index was based on an absolute score (which had to be higher than 85/100) rather than on a best-in-class score, as was the case in previous years. As a result, only two carmakers qualified for the Climate Leadership Index.

The next information request, CDP6, will be sent to companies in February 2008.

STOREBRAND

Storebrand is a Norwegian finance group that has played a major role in the institutional development of Asset Management in Norway and has become the biggest private investor in its domestic market.

In 1995 the group set up an Environmental Policy and Investment Unit, in charge of sustainability projects. It set up a French office in 2001 to target both institutional and individual investors.

Renault's rating in 2006: Renault achieved Storebrand's Best in Class status for its environmental and social performance, and thus qualified for Storebrand's Socially Responsible Investments.

Renault was one of only four of the 14 carmakers analyzed to qualify.

Next review: 2008.

3.5.2 RENAULT IS INCLUDED IN SOCIALLY RESPONSIBLE INDEXES

Renault is included in the following S.R.Indexes:

Dow Jones Sustainability World Index (DJSI World) and Dow Jones Sustainability STOXX Index, based on the ratings of Swiss asset manager SAM.

ASPI Eurozone (Advanced Sustainable Performance Indices), which tracks the performance of 120 European companies selected on the basis of Vigeo's ratings.

ESI (Ethibel Sustainability Index) developed by Belgian rating agency, Ethibel. Ethibel Investment Register, developed 13 years ago on the initiative of an alliance of NGOs covering ethical economic policy, environmental policy and social policy. The register provides investors with stock selections that also take account of negative criteria. Ethibel Sustainability Index, launched in 2002 with Standard & Poor's, contains 198 companies with a strong record on sustainability in their sectors. The index is designed to approximate the sector weights on the S&P Global 1200.

Ethical Euro, developed by investment advisory firm E. Capital Partners, contains 150 of the most socially responsible of Europe's largest companies.

The Global Challenges Index, set up in 2007 by the German agency Oekom Research, lists 50 companies worldwide recognized for their contribution to sustainable development through their products and services, and for initiatives related to the development of their businesses.

Note: Because of Renault's implicit involvement in military activities through its 21,8% interest in AB Volvo, the Group is not included in the FTSE 4 Good index, developed by Eiris rating agency in partnership with FTSE.



04

Corporate governance

This chapter describes the management and administration methods used by Renault SA, a public listed company and parent of the Renault group. The methods also apply to Renault s.a.s., the lead holding company for Renault's automotive and financial businesses. Further to the Alliance with Nissan, the senior management of Renault s.a.s. has transferred some of its powers to the Alliance Board, without prejudice to the powers of the Board of Directors and the shareholders. This Alliance-specific management method is described in chapter 1.3.2.2.

4.1 THE BOARD OF DIRECTORS

Renault has carefully and continually analyzed the best corporate governance practices described in the AFEP/MEDEF report, making every effort to incorporate the report's recommendations into its internal regulations (see "Supplemental information", chapter 8.3.1).

The internal regulations define the role of the Board of Directors, who together represent the company's shareholders.

The internal regulations are accompanied by a charter that establishes the rights and duties of members of the Board of Directors (see "Supplemental information", chapter 8.3.2).

4.1.1 COMPOSITION AND OPERATING PROCEDURES OF THE BOARD OF DIRECTORS ◇

At December 31, 2007 the company was administered by a Board of Directors composed of 18 members:

- fourteen directors appointed by the Annual General Meeting of Shareholders;
- three directors elected by employees;
- one director elected by the Annual General Meeting of Shareholders on the recommendation of employee shareholders.

The term of office of directors elected by the AGM with effect from 2002 is four years. The employee-elected directors and the director appointed by the AGM on the recommendation of employee shareholders serve a six-year term.

The Board of Directors appoints one of its members as Chairman. The Chairman, who must be a natural person, can be re-elected.

4.1.1.1 BOARD OF DIRECTORS AT DECEMBER 31, 2007

DIRECTORS	OFFICES/FUNCTIONS
Louis Schweitzer ◇ Chairman of the Appointments and Governance Committee Number of shares: 283,845 and 5,115 ESOP units Age: 65 Date of first term: May 1992 Current term expires (AGM): 2009	**Chairman of the Board** Current offices and functions in other companies: *France:* Chairman of the Supervisory Board: "Le Monde" Chairman: Haute Autorité de Lutte contre les Discriminations et pour l'Égalité (HALDE) Director: BNP Paribas, Électricité de France, L'Oréal, Veolia Environnement Chairman of the Board: Festival d'Avignon, Société des Amis du Musée du Quai Branly, Cercle de l'Orchestre de Paris Member of the Consultative Committee: Banque de France, Allianz Member of the Board of public-interest institutions or associations: Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre, Musée du Quai Branly *Abroad:* Chairman of the Board: AstraZeneca Director: AB Volvo Vice-Chairman of the Supervisory Board: Philips Offices or functions in the past five years no longer held: Director: Cie Financière Renault, RCI Banque, Chairman of the Supervisory Board, Renault-Nissan b.v. Chairman, MEDEF International

DIRECTORS	OFFICES/FUNCTIONS
Carlos Ghosn Number of shares: 205,200 Age: 53 Date of first term: April 2002 Current term expires (AGM): 2010	**President and Chief Executive Officer** Current offices and functions in other companies: *Abroad:* Director: Alcoa President and Chief Executive Officer, Nissan Motor Co., Ltd. Chairman of the Alliance Board: Renault-Nissan b.v. Offices or functions in the past five years no longer held: Chairman of Nissan, Vice-Chairman of Nissan's Board Director: Sony, IBM
Yves Audvard Director elected by employees Member of the International Strategy Committee Number of shares: 6 and 123 ESOP units Age: 55 Date of first term: November 2002 Current term expires: November 2008	**Renault Advanced Process Design Engineer**
Michel Barbier Director elected by employees Member of the International Strategy Committee Number of shares: 6 and 249 ESOP units Age: 52 Date of first term: November 2002 Current term expires: November 2008	**Renault Working Conditions Technician**
Catherine Bréchignac Member of the International Strategy Committee Number of shares: (a) Age: 61 Date of first term: December 23, 2006 [12] Current term expires (AGM): 2008	**President of the CNRS (National Center for Scientific Research)** Current offices and functions in other companies: Member, Institut de France Chair of the Board of Directors, Palais de la Découverte President-elect of the ICSU Member, Académie des Technologies Offices or functions in the past five years no longer held: President of the Institut Optique (Optical Institute) Member of the Conseil Scientifique de l'Association Franco-Israélienne pour la Recherche Scientifique et Technologique (Scientific Council of the Franco-Israeli Association for Scientific Research and Technology, AFIRST) Member of the Conseil Scientifique (Scientific Board) of the Cité des Sciences et de l'Industrie Member of the "Identification Committee" for the European Research Council Distinguished Visiting Scholar Professorship at Georgia-Tech University
Alain Champigneux Director elected by employees Member of the Accounts and Audit Committee Number of shares: 694 ESOP units Age: 54 Date of first term: November 2002 Current term expires: November 2008	**Renault Quality Document Manager**
François de Combret* Member of the Remuneration Committee Number of shares: 1,000 Age: 66 Date of first term: July 1996 Current term expires (AGM): 2008	**Senior Advisor to UBS** Current offices and functions in other companies: *France:* Director: Safran, Bouygues Telecom, Nexans, Musée Rodin Vice-Chairman of the Board, Care-France *Abroad: none* Offices or functions in the past five years no longer held: Director: Fonds Partenaires Gestion, Institut Pasteur, Sagem
Charles de Croisset* Member of the Accounts and Audit Committee Number of shares: 1,000 Age: 64 Date of first term: April 2004 Current term expires (AGM): 2008	**International Advisor, Goldman Sachs International** Current offices and functions in other companies: *France:* Chairman of the Fondation du Patrimoine Director: Bouygues, Thalès Member of the Supervisory Board: Euler & Hermès, Non-voting director: Galeries Lafayette Offices or functions in the past five years no longer held: Chairman and CEO, CCF, Chairman of the Supervisory Committee: Nobel, Executive Director: HSBC Holdings plc Director: HSBC Bank plc, HSBC CCF Asset Management Group Board member: HSBC Guyerzeller Bank SA, HSBC Private Holding SA (Switzerland) Permanent representative of SRRE Luxembourg (HSBC group): Somarel

(12) Appointed by administrative order, December 21, 2006; co-opted at the Board meeting, February 7, 2007

DIRECTORS	OFFICES/FUNCTIONS
Itaru Koeda Number of shares: 500 Age: 66 Date of first term: July 2003 Current term expires (AGM): 2009	**Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co., Ltd.**
Marc Ladreit de Lacharrière* Member of the Remuneration Committee Member of the Appointments and Governance Committee Number of shares: 1,020 Age: 67 Date of first term: October 2002 Current term expires (AGM): 2010	**Chairman and CEO, Fimalac** Current offices and functions in other companies: *France:* Member, Institut de France Director: Casino, L'Oréal Manager: Fimalac Participations Chairman of the Supervisory Board: Groupe Euris Chairman of the Board: Groupe Marc de Lacharrière Honorary Chairman: Comité National des Conseillers du Commerce Extérieur de la France (National Committee of Foreign Trade Advisors) Member of the Consultative Committee: Banque de France Member of the Board of public-interest institutions or associations: Fondation Culture et Diversité, Académie des Beaux Arts, Agence France Museums, Association des Amis de l'École Nationale Supérieure des Beaux-Arts de Paris, Fondation d'entreprise L'Oréal, Le Siècle, Conseil Artistique des Musées Nationaux, Fondation Bettencourt Schueller, Fondation Nationale des Sciences Politiques, Société des Amis du Louvre, Société des Amis du Musée du quai Branly, Musée des Arts Décoratifs, les Amis de Vaux-le-Vicomte. *Abroad:* Director: Algorithmics Member of the Board of public-interest institutions or associations: Casa de Velasquez Member of the Board: American Friends of the Louvre Chairman: Fitch Group, Fitch Group Holdings, Fitch Ratings Offices or functions in the past five years no longer held: Chairman: IERSE Director: Canal Plus, Fimalac Investissement, Cassina, Établissement Public du Musée du Louvre Non-voting director: Euris Member: Conseil Stratégique pour l'Attractivité de la France Manager: SCI Onzain Ars, Sibmar, Groupe Marc de Lacharrière
Dominique de La Garanderie* Member of the Accounts and Audit Committee Member of the Appointments and Governance Committee Number of shares: 150 Age: 64 Date of first term: February 2003 Current term expires (AGM): 2009	**Attorney (La Garanderie & Associés)** Current offices and functions in other companies: *France:* President of the Institut Français d'Experts Juridiques Internationaux (French Institute of International Legal Experts - IFEJI) Member of the Supervisory Board and Audit Committee of Holcim Western Europe *Abroad:* Vice-Chair: OECD Business Sector Advisory Group on Corporate Governance Offices or functions in the past five years no longer held: Former chair: Paris Bar Association Former member: French Bar Council Former member: French Bar Association
Philippe Lagayette* Chairman of the Accounts and Audit Committee Number of shares: 1,000 Age: 64 Date of first term: May 2007 Current term expires (AGM): 2011	**Chairman, JP Morgan France** Current offices and functions in other companies: *France:* Board member of PPR Board member of Fimalac *Abroad:* none Offices or functions in the past five years no longer held: Board member of La Poste Board member of Eurotunnel Member of the Supervisory Board of Club Méditerranée
Henri Martre* Chairman of the International Strategy Committee Number of shares: 328 Age: 80 Date of first term: July 1996 Current term expires (AGM): 2011	**Honorary Chairman, Aérospatiale** Current offices and functions in other companies: *France:* Chairman: Japan Committee of MEDEF International Director: France Telecom, SOGEPA, SOFRADIR, ON-X Member of the Consultative Committee: Banque de France Board member: Commercial Aviation, CEPII, AFII Honorary President and Board Member: GIFAS, AFNOR, AX Chairman of the Supervisory Board: ESL Holding *Abroad:* Vice-Chairman of the Supervisory Board: KLM Offices or functions in the past five years no longer held: none

DIRECTORS	OFFICES/FUNCTIONS
Jean-Claude Paye* Member of the Accounts and Audit Committee Member of the International Strategy Committee Number of shares: 200 Age: 73 Date of first term: July 1996 Current term expires (AGM): 2010	**Attorney (Legal Advisor, Gide Loyrette Nouel)** Current offices and functions in other companies: none Offices or functions in the past five years no longer held: none
Franck Riboud* Chairman of the Remuneration Committee Number of shares: 331 Age: 52 Date of first term: December 2000 Current term expires (AGM): 2010	**Chairman and CEO, Chairman of the Executive Committee of Danone Group** Current offices and functions in other companies: *France:* Director: Association Nationale des Industries Agroalimentaires, Lacoste France SA, International Advisory Board HEC Business School Member of the Supervisory Board: Accor Member representing Danone Group: Conseil National du Développement Durable *Abroad:* Director: Bagley Latinoamerica sa, Danone SA Wadia BSN India Limited, Ona, Fondation GAIN (Global Alliance For Improved Nutrition) Offices or functions in the past five years no longer held: Chairman and Director: Danone Asia Pte Limited Chairman and CEO: Compagnie Gervais Danone, Générale Biscuit Chairman of the Board: Compagnie Gervais Danone, Générale Biscuit Vice-Chairman and Director: Danone Sabanci Gida Ve Icecek San. Ve. Tic. A.S. Director: Abi Holdings Limited, Quiksilver, Danone France, L'Oréal (sa), Sofina, Associated Biscuits International Ltd, Ansa, Scottish & Newcastle Plc Member of the Consultative Committee: Banque de France Member of the Supervisory Board: Eurazeo Permanent representative: Cie Gervais Danone: Danone France Permanent representative: Generale Biscuit: LU France Commissioner: P.T. Tirta Investama.
Rémy Rioux Member of the Accounts and Audit Committee Number of shares: (a) Age: 38 Date of first term: February 2007 Current term expires (AGM): 2011	**Rapporteur at the Cour des comptes (Audit Office)** **Director of Shareholdings, Shareholding Agency, Ministry of the Economy, Finance and Industry** Current offices and functions in other companies: *France:* Director: Aéroports de Paris, RATP, SNCF, France Télévisions, ARTE Offices or functions in the past five years no longer held: Head clerk, Directorate General of the Treasury and Economic Policy (DGPTE), Director: Franc Zone Central Banks and French Development Agency Member of the Cour des Comptes
Hiroto Saikawa Number of shares: 100 Age: 54 Date of first term: May 2006 Current term expires (AGM): 2010	**Executive Vice-President Purchasing, Nissan Motor Co., Ltd.**
Georges Stcherbatcheff Director elected by employee shareholders Member of the International Strategy Committee Number of shares: 40 and 1,894 ESOP units Age: 61 Date of first term: April 2004 Current term expires (AGM): 2009	**Renault Representative for Industry-Wide Standardization**

* *Independent Director.*

(a) *Administrative regulations forbid the directors appointed by the French state from owning shares as government representatives*

The mean age of incumbent directors is 60.5. Each director must own at least one registered share [13]. However, administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.

The directors are not related by family ties.

To Renault's knowledge, none of its directors or senior managers has been convicted of fraud in the past five years. None of the directors has been involved as an executive in bankruptcy, receivership or liquidation proceedings in the past five years, and none has been charged or sanctioned by a statutory or regulatory authority. None of the directors has been barred by a court from serving as a member of the board of directors or of the supervisory board of a securities issuer or from serving as a manager or officer of an issuer in the past five years.

To Renault's knowledge, there are no conflicts of interest between the directors' private interests and their duties towards the Company.

Expiration of terms of office

CURRENT TERM EXPIRES	DIRECTOR
2008	Mr Audvard [1]
	Mr Barbier [1]
	Mrs Bréchignac
	Mr Champigneux [1]
	Mr de Combret
	Mr de Croisset
2009	Mr Koeda
	Mrs de La Garanderie
	Mr Schweitzer
	Mr Stcherbatcheff [1]
2010	Mr Ghosn
	Mr Ladreit de Lacharrière
	Mr Paye
	Mr Riboud
	Mr Saikawa
2011	Mr Lagayette
	Mr Martre
	Mr Rioux

(1) Directors elected by employees and the director-elected employee shareholders are appointed following election by the relevant college

4.1.1.2 THE BOARD OF DIRECTORS IN 2007

The Board of Directors met seven times in 2007.

Meetings lasted an average of three hours. The attendance rate was 87%.

The Board gave its opinion on all business placed on its agenda pursuant to the legal and regulatory requirements in force in France. On the main matters, the Board took the following action:

ACCOUNTS AND BUDGET:

- approved the Group's consolidated financial statements and the individual financial statements of Renault SA and Renault s.a.s. for 2006, approved the consolidated financial statements for first-half 2007, and set the dividend to be proposed to the Annual General Meeting (AGM);
- adopted the 2008 operating and investment budget.

CORPORATE GOVERNANCE:

- conducted a thorough self-assessment of its operating methods and decided on the definition of independent director;
- adopted the Chairman's report on internal control procedures;
- adopted the Code of Good Conduct and the Rules of Compliance that provide for the position of Compliance Officer and endowed the Company with a professional warning system;
- reviewed the sponsorship activities of Renault and its subsidiaries;
- approved the plan for grants of stock options and bonus shares for 2008 and for Renault Commitment 2009;
- analyzed and approved the answers to shareholders' questions ahead of the AGM.

GROUP STRATEGY:

- discussed Renault's strategic guidelines, in accordance with the internal regulations;
- approved the signing of an MOU on an industrial complex to be built near Tangiers;
- approved the signing of an MOU on a partnership with AvtoVAZ, Russia's leading carmaker;
- reviewed progress on Renault's facility in India.

(13) Percentage of Renault's capital held by the directors: 0.17%.

THE ALLIANCE:

- took cognizance of the summary of the Alliance Board's decisions and proposals.

REGULATED AGREEMENTS:

- no regulated agreements were submitted for Board approval.

The preparations for the Board meetings are described in the Chairman's report on the work of the Board, as per article L. 225-37 of the Commercial Code, see chapter 4.5.1.

4.1.2 AUDIT OF THE BOARD OF DIRECTORS ◇

In accordance with market practice and the recommendations of the AFEP/MEDEF report, the Board of Directors commissioned outside firm Spencer Stuart to conduct a thorough audit of its membership, organization and operating procedures.

The Appointments and Governance Committee examined the results of the assessment and the Committee Chairman presented them to the Board at its meeting on December 5, 2007.

The outcome of the survey was highly favorable on the whole and confirms the positive results of the detailed assessment conducted in 2004.

All the Board members wholeheartedly stress the strong trust between the Board and the CEO.

The Board affirms unanimously that it is fully informed of the Group's financial position and operations.

The Board acknowledged the high standard of the Board's organization and operating procedures, in particular: the frequency of the meetings, the relevance of the agenda and the documents, and the quality of the deliberations.

The Board expressed its satisfaction with the provision of accurate, relevant information about Renault's main competitors, which had been requested during the simplified self-assessment in 2006.

There is a consensus to assess the new approach of the Accounts and Audit Committee, which, in addition to its essential role of approving the financial statements, is the best placed in terms of access to information on the risks incurred by the company to issue an annual opinion on risk management and prevention.

The decision to dedicate a day in September 2008 to the Company's strategy after Renault Commitment 2009 was appreciated.

The Board expressed an open opinion or requested improvements on the following:

- the directors have a slightly less positive feeling about the confidentiality of the discussions relative to 2004;
- the range of competencies represented on the Board no longer seems entirely appropriate in the light of the issues facing the company in the future. The involvement of working managers with strong industrial and international experience is desired. The Appointments and Governance Committee has embarked on an open discussion of the membership and renewal of the Board;
- the directors' fees are considered on the whole lower than those of other similarly-sized CAC 40 companies;
- although the work of the Committees is considered positive and satisfactory – and in particular the work of the Accounts and Audit Committee – the Board would like to receive a more detailed report on the work of the Appointments and Remuneration Committees and notes that the information provided by the CEO and the International Strategy Committee is redundant.

The Chairman of the Board of Directors and the Committees concerned will endeavor to give due consideration to the directors' requests on these points.

Furthermore, the informal lunch after the Board meeting, initiated in 2003, was repeated and will be pursued in the future. It gives directors an opportunity to exchange views with members of the Renault Management Committee.

◇ Global Reporting Initiative (GRI) Directives

4.1.3 ASSESSMENT OF DIRECTOR INDEPENDENCE ◇

At its meeting on February 28, 2007 the Board of Directors restated its intention to comply with the most thorough definition of corporate governance available in France, namely the AFEP/MEDEF report. According to the report, an independent director is one who, notably, "has no relations of any kind with the company, the Group or its managers likely to compromise his independence of judgement".

The Board also repeated the qualities that it expects from a director: experience of the company and the automotive industry, a personal commitment to the work of the Board and its Committees, a sound grasp of business and finance, the courage to express minority opinions, international vision, integrity, and loyalty.

At December 31, 2007 Renault had eight independent directors on its Board: Dominique de La Garanderie, François de Combret, Charles de Croisset, Marc Ladreit de Lacharrière, Philippe Lagayette, Henri Martre, Jean-Claude Paye and Franck Riboud (see table chapter 4.1.1.1 above).

The representative of the French state, the employee-elected directors, the director elected by employee shareholders, the Chairman of the Board and the President and Chief Executive Officer (as corporate officers), as well as the two directors appointed by Nissan, which is linked to Renault, are all excluded from the list in accordance with the principle of director independence stated above.

The Board stressed, however, that the directors elected by employees and employee shareholders, in particular, are not dependent on the company's senior executives as far as their presence on the Board is concerned. This is illustrated by the special contribution they make to the Board's proceedings.

4.1.4 COMPLIANCE ◇

Given the Group's steady international expansion and the wide variety of risks in the countries where it is present, Renault decided to reinforce its ethical approach by adding a "Compliance" function to the existing Code of Good Conduct. The Compliance function is an integral part of the Renault group's internal control procedures and is independent of the internal audit function. Placed under the authority of Renault's CEO, the Compliance function is organized around the Global Compliance Committee, which is supported in each Region by a committee chaired by the regional leader. The Compliance function ensures that the Code is correctly applied, promotes the Group's ethics framework, advises senior management, collects and processes warnings received.

Within the scope of the Compliance function, under the procedure governing the use and/or disclosure of privileged information, the Compliance Officer must be consulted by any permanent holder of privileged information in order to verify that individual transactions arising from the exercise of stock options, or any other transaction involving securities issued by a Group company, comply with the Code of Good Conduct and the rules in force.

In FY 2007, the Compliance Officer:

- ensured that the procedure for the use and/or disclosure of inside information was observed when exercising options held under the plans; no breach of the authorized procedure was found;
- updated the lists of holders of inside information, in parallel with the introduction of a new organizational structure, in order to comply with the regulations of France's securities regulator, the AMF.

4.1.5 SPECIALIZED COMMITTEES OF THE BOARD OF DIRECTORS ◇

Four specialized committees have been set up to permit in-depth examination of specific topics relating to the Board of Directors' role. The Chairs of each Committee bring the Committee's opinions to the attention of the Board.

The roles of these Committees are described in the internal regulations in chapter 8.3.

4.1.5.1. ACCOUNTS AND AUDIT COMMITTEE

This Committee has six members: Philippe Lagayette in the chair, Alain Champigneux, Charles de Croisset, Dominique de La Garanderie, Jean-Claude Paye et Rémy Rioux. Four of the six are independent directors.

Philippe Lagayette was appointed Chair of the Accounts and Audit Committee at the Board meeting of May 2, 2007, replacing Robert Studer.

Rémy Rioux was appointed to the Accounts and Audit Committee at the Board meeting of February 28, 2007, replacing Jean-Louis Girodolle.

The Committee met four times in 2007 and the attendance rate was 100%.

In compliance with French legal and regulatory requirements, the Accounts and Audit Committee dealt with the following matters in particular:

- the Group's consolidated financial statements and Renault SA's individual financial statements for 2006 and first-half 2007;
- the dividend to be proposed for FY 2007;
- the examination of the fees paid to the Statutory Auditors and their network and their compliance with the Auditors' Charter, which governs their work;
- the 2006 balance sheet and the breakdown of the 2007 Internal Audit Plan;
- the risk analysis methods used in the Group;
- the deployment and activity of the Compliance function.

The Committee's examination of the financial statements was accompanied by a presentation from the Auditors describing the highlights of their engagement and their conclusions, as well as the accounting policies used and the main regulatory developments in this area. In addition, the Chief Financial Officer submitted a memo describing the company's risk exposures and off-balance sheet commitments.

4.1.5.2 REMUNERATION COMMITTEE

The Committee has three members, all of whom are independent directors: Franck Riboud in the chair, François de Combret and Marc Ladreit de Lacharrière.

The Committee met twice in 2007 and the attendance rate was 100%. The main items on its agenda were:

- the provisional plan for grants of stock options and bonus shares for 2008 and for the Renault Commitment 2009 plan;
- the remuneration of the Chairman, President and CEO, and members of the Executive Committee.

4.1.5.3 APPOINTMENTS AND GOVERNANCE COMMITTEE

This Committee has three members: Louis Schweitzer in the chair, Marc Ladreit de Lacharrière and Dominique de La Garanderie. Two of the three members are independent directors.

The Committee met twice in 2007 and the attendance rate was 100%. The main items on its agenda were:

- the composition of the Board and an deep assessment of its functioning;
- a revision of the list of independent directors in accordance with AFEP/MEDEF criteria;
- a succession plan for Renault's directors, in accordance with good governance practices;
- a proposal to reduce the term of office of directors elected by employees or employee shareholders from six to four years.

4.1.5.4 INTERNATIONAL STRATEGY COMMITTEE

This Committee has six members: Henri Martre in the chair, Yves Audvard, Michel Barbier, Jean-Claude Paye and Georges Stcherbatcheff. Catherine Bréchignac was appointed to the International Strategy Committee at the Board meeting of February 28, 2007, replacing Mr Larrouturou. Two of the six members are independent directors.

The Committee met twice in 2007 and the attendance rate was 100%. The main items on its agenda were:

- using Renault and Nissan's information systems to assist international growth;
- the Chinese automobile market.

4.1.6 DIRECTORS' FEES

The Annual General Meeting may allocate directors' fees, the amount of which remains fixed until otherwise decided.

4.1.6.1 AMOUNT

The Annual General Meeting on April 29, 2003 voted an annual amount of €600,000 [14] to be apportioned among the directors for the current year and subsequent years, until further notice. The Board is responsible for allotting these fees.

4.1.6.2 METHOD OF ALLOTMENT

The directors' fees for FY 2007 are apportioned according to the following criteria:

- a fixed portion, linked to the responsibilities arising from Board membership, i.e., an amount of up to €14,000 (the sum is calculated on a time-apportioned basis);
- a variable portion, linked to directors' actual attendance, i.e., an amount of up to €14,000 (the sum is calculated on a time apportioned basis).

Two additional payments may also be made:

- one for sitting on a committee, i.e., up to €4,500 (calculated on a time-apportioned basis);
- one for chairing a committee, i.e., up to €4,500 (calculated on a time-apportioned basis).

Total fees allocated to directors in 2007 amounted to €557,770 (€542,752 in 2006).

Fees allotted to Directors for the year, depending on attendance at board and committee meetings

		TOTAL FEES RECEIVED IN € (1)	
DIRECTORS	**ATTENDANCE IN 2007**	**2007**	**2007**
Mr Schweitzer	7/7	28,000	28,000
Mr Ghosn	7/7	28,000	28,000
Mr Audvard	7/7	32,500	32,500
Mr Barbier	7/7	32,500	32,500
Ms Bréchignac (3)	6/7	27,864	/
Mr Champigneux	7/7	32,500	32,500
Mr de Combret	6/7	30,500	32,500
Mr de Croisset	7/7	32,500	29,700
Mr Koeda	2/7	18,000 (2)	18,200 (2)
Mr Ladreit de Lacharrière	6/7	35,000	32,800
Ms de La Garanderie	7/7	37,000	34,200
Mr Lagayette (4)	4/7	24,867	/
Mr Martre	7/7	37,000	37,000
Mr Paye	7/7	37,000	37,000
Mr Riboud	4/7	28,600	32,800
Mr Rioux (3)(4)	6/7	27,814	/
Mr Saikawa	4/7	22,000 (2)	13,444 (2)
Mr Stcherbatcheff	7/7	32,500	32,500
Mr Studer (4)	3/7	13,625 (2)	32,800 (2)

(1) Fees allocated on the basis of Board membership, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.
(2) Fees allocated to overseas directors correspond to the gross amount paid by Renault.
(3) These directors represent the state.
(4) Directors whose appointment began or ended during the year.

In view of their conditions of office, some directors, particularly those representing the French state, waive their fees and pay them over to either the tax authorities or the trade union they represent.

(14) The amount of €600,000 is the median of directors' fees paid by other CAC 40 companies.

4.2 MANAGEMENT BODIES AT FEBRUARY 1, 2008 ✧

Renault's senior management bodies are composed of two committees:

- the Group Executive Committee;
- the Renault Management Committee.

4.2.1 GROUP EXECUTIVE COMMITTEE

The Group Executive Committee comprises six members:

- The President and CEO;
- Executive Vice President, Sales and Marketing, and Light Commercial Vehicles;
- Executive Vice President, Plan, Product Planning and Programs;
- Executive Vice President, Manufacturing and Logistics;
- Executive Vice President, Chief Financial Officer, Compliance Officer;
- Executive Vice President, Engineering and Quality.

The Renault Management Committee meets once a month and at seminars held twice a year.

4.2.2 RENAULT MANAGEMENT COMMITTEE

The Renault Management Committee comprises 25 members, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee have a superior who is on the Group Executive Committee. The Senior Vice President, Purchasing, the Senior Vice President, Corporate Controller, the Senior Vice President, Corporate Communications, the Senior Vice President, CEO Office, President, Renault F1 team, the Senior Vice President, Corporate Design, and the RMC Leader, Euromed report directly to the President and CEO.

The Renault Management Committee meets once a month and at seminars held twice a year.

4.2.3 GROUP EXECUTIVE COMMITTEE AND MANAGEMENT COMMITTEE AT FEBRUARY 1, 2008

ALPHABETIC LIST AT FEBRUARY 1, 2008

Carlos Ghosn*	President and CEO
Michel Balthazard	Senior Vice President, Pre-Engineering, Projects and Requirements
Patrick Blain*	Executive Vice President, Sales and Marketing & LCV Division, RMC Leader, Europe
Marie-Christine Caubet	Senior Vice President, Market Area Europe
Jacques Chauvet	Senior Vice President, Market Area France
Marie-Françoise Damesin	Senior Vice President, Corporate Communications
Odile Desforges	Senior Vice President, Purchasing – Chairman and Managing Director, Renault-Nissan Purchasing Organization (RNPO)
Jean-Baptiste Duzan	Senior Vice President, Corporate Controller
Christian Estève	Chairman of the Dacia Board of Directors, RMC Leader, Euromed
Michel Faivre Duboz	Senior Vice President, Supply Chain and Logistics
Philippe Gamba	Chairman and CEO, RCI Banque
Michel Gornet*	Executive Vice President, Manufacturing and Logistics, RMC Leader, France
Gérard Leclercq	Senior Vice President, Group Human Resources
Patrick Le Quement	Senior Vice President, Corporate Design
Luc-Alexandre Ménard	Senior Vice President, Public Affairs
Bruno Morange	Senior Vice President, Light Commercial Vehicles
Thierry Moulonguet*	Executive Vice President, Chief Financial Officer, RMC Leader, Americas, Compliance Officer
Stephen Norman	Senior Vice President, Global Marketing
Patrick Pélata*	Executive Vice President, Plan, Product Planning and Programs, RMC Leader, Asia-Africa
Jacques Prost	Senior Vice President, Powertrain Engineering
Bernard Rey	Senior Vice President, CEO Office, Senior Vice President, Renault F1 Team
Jean-Louis Ricaud*	Executive Vice President, Engineering and Quality
Jérôme Stoll	Senior Vice President, Mercosur
Yann Vincent	Senior Vice President, Quality
Michel de Virville	Corporate Secretary

* *Members of the Group Executive Committee.*

ORGANIZATION CHART AT FEBRUARY 1, 2008

- ♦ **Carlos Ghosn**: President and CEO
  - ♦ **Patrick Blain**: Executive Vice President, Sales and Marketing & LCV Division, • RMC Leader, Europe
    - **Marie-Christine Caubet**: Senior Vice President, Market Area Europe
    - **Jacques Chauvet**: Senior Vice President, Market Area France
    - **Stephen Norman**: Senior Vice President, Global Marketing
    - **Bruno Morange**: Senior Vice President, Light Commercial Vehicles
  - ♦ **Michel Gornet**: Executive Vice President, Manufacturing and Logistics, • RMC Leader, France
    - **Gérard Leclercq**: Senior Vice President, Group Human Resources
  - ♦ **Thierry Moulonguet**: Executive Vice President, Chief Financial Officer, • RMC Leader, Americas, Compliance Office
    - **Philippe Gamba**: Chairman and CEO, RCI Banqu
    - **Jérôme Stoll**: Senior Vice President, Mercosur
  - ♦ **Patrick Pélata**: Executive Vice President, Plan, Product Planning and Programs, • RMC Leader, Asia-Africa
  - ♦ **Jean-Louis Ricaud**: Executive Vice President, Engineering and Quality
    - **Michel Balthazard**: Senior Vice President, Pre-Engineering, Projects and Requirements
    - **Michel Faivre-Duboz**: Senior Vice President, Supply Chain and Logistics
    - **Jacques Prost**: Senior Vice President, Powertrain Engineering
    - **Yann Vincent**: Senior Vice President, Quality
  - **Michel de Virville**: Corporate Secretary
    - **Luc-Alexandre Ménard**: Senior Vice President, Public Affairs
  - **Marie-Françoise Damesin**: Senior Vice President, Corporate Communications
  - **Odile Desforges**: Senior Vice President, Purchasing – Chairman and Managing Director, Renault-Nissan Purchasing Organization (RNPO)
  - **Jean-Baptiste Duzan**: Senior Vice President, Corporate Controller
  - **Christian Esteve**: Chairman of the Dacia Board of Directors, • RMC Leader, Euromed
  - **Patrick Le Quement**: Senior Vice President, Corporate Design
  - **Bernard Rey**: Senior Vice President, CEO Office, Senior Vice President, Renault F1 Team

♦ **Members fo the Group Executive Committee.**

• RMC: Region management Committee.

4.3 AUDITS

4.3.1 AUDITORS' CHARTER

The Financial Security Act, Title III, contains provisions on the legal auditing of accounts, particularly, Article 104, on Auditors' independence. Pursuant to those provisions, in 2004 Renault, together with the Statutory Auditors and under the Chairman's authority, took the initiative of drafting a Charter on auditor engagements and independence and cosigning it with them. In addition to defining the scope of application, the charter addresses the separation of engagements by specifying those inherent to the Statutory Auditors' function and therefore authorized automatically, and those that cannot be performed by Statutory Auditors and their network because they are incompatible with the Auditors' mandate. Further, it specifies the additional or complementary assignments that may be performed by the Statutory Auditors and their network, and how those assignments are to be authorized and supervised. The charter also includes the undertaking of independence and sets the rules for partner rotation.

The Charter governs the relationship between the Renault group (the parent company and the fully-consolidated French and international subsidiaries) and its Statutory Auditors. The Auditors are responsible for ensuring that the charter is applied by members of their network acting as external auditors for fully-consolidated subsidiaries and also for policing compliance with the regulations in force in countries where Group companies are established.

4.3.2 AUDITORS

4.3.2.1 STATUTORY AUDITORS

Deloitte & Associates
represented by Pascale Chastaing-Doblin and Amadou Raimi
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Ernst & Young Audit
represented by Daniel Mary-Dauphin and Aymeric de la Morandière
11, allée de l'Arche
92400 Courbevoie - France

Deloitte & Associates was appointed by the French Finance Ministry on April 25, 1990. It was reappointed by the Joint General Meeting of June 7, 1996 for another six-year term and by the Joint General Meeting of April 26, 2002 for a further six years. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979. It was reappointed by the Joint General Meeting of June 7, 1996, then the Joint General Meeting of April 26, 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

4.3.2.2 ALTERNATE AUDITORS

BEAS
Alternate for Deloitte & Associates
7-9, Villa Houssay
92200 Neuilly-sur-Seine – France

Gabriel Galet
Alternate for Ernst & Young Audit
11, allée de l'Arche
92400 Courbevoie – France

The alternate auditors were appointed by the Joint General Meeting of June 7, 1996 for a six-year term. They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

4.3.3 FEES PAID TO STATUTORY AUDITORS AND THEIR NETWORK

The audit fees recognized in 2007 by Renault SA and its fully consolidated subsidiaries for the engagements and assignments performed by the Statutory Auditors and their networks can be broken down as follows:

	ERNST & YOUNG NETWORK				DELOITTE NETWORK			
	2007		2006		2007		2006	
(€ thousands)	AMOUNT EXCL. TAX	%	AMOUNT EXCL. TAX	%	AMOUNT EXCL. TAX	%	AMOUNT EXCL. TAX	%
AUDIT								
Statutory audit, certification, review of individual and accounts								
- Issuer [1]	2,503	39.86	2,754	42.50	2,120	34.35	2,190	32.13
- Fully consolidated subsidiaries	3,067	48.84	3,164	48.83	3,356	54.37	3,404	49.93
Other inspections and services directly linked to the statutory auditor's mission								
- Issuer [1]	266	4.24	178	2.75	30	0.49	50	0.73
- Fully consolidated subsidiaries	444	7.07	264	4.07	246	3.99	626	9.18
SUBTOTAL	6,280	100.00	6,360	98.15	5,752	93.20	6,270	91.98
OTHER NETWORK SERVICES FOR THE FULLY CONSOLIDATED SUBSIDIARIES								
- Legal, tax, labor-related	-	0.00	114	1.76	124	2.01	469	6.88
- Other	-	0.00	6	0.09	296	4.80	78	1.14
SUBTOTAL	-	0.00	120	1.85	420	6.80	547	8.02
TOTAL FEES	6,280	100	6,480	100.00	6,172	100.00	6,817	100.00

(1) Renault SA and Renault s.a.s.

For both networks, tax services mainly cover the Group's foreign subsidiaries.

4.4 INTEREST OF SENIOR EXECUTIVES

4.4.1 REMUNERATION OF SENIOR EXECUTIVES AND CORPORATE OFFICERS

4.4.1.1 REMUNERATION OF SENIOR EXECUTIVES ◇

PROCEDURE FOR DETERMINING REMUNERATION

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year. It comprises five factors: (i) the difference between budgeted and actual operating margin, (ii) maximizing the elements between operating margin and net income excluding equity income from Nissan and Volvo, (iii) the results achieved in terms of reducing warranty expenses, (iv) the reduction in general, commercial and administrative expenses, and (v) an individual criterion related to the performance of the sector for which the member in question is responsible.

REMUNERATION PAID IN 2007

In 2007, the total consideration paid to the 22 members of the Renault Management Committee amounted to €12,696,891 of which €8,084,853 for the fixed portion (compared with €12,984,932 and €8,830,626 respectively, in 2006). For the record, there were 26 members in 2006.

Renault Management Committee members do not receive directors' fees from Group companies in which they hold senior office.

4.4.1.2 REMUNERATION OF CORPORATE OFFICERS

The criteria for calculating the variable remuneration of the President and CEO were set by the Board of Directors on February 12, 2008, on the recommendation of the Appointments and Remuneration Committee. They are consistent with the criteria applied to the members of the Group Executive Committee and the Renault Management Committee:

- return on equity;
- difference between budgeted and actual operating margin.

There is an additional, qualitative criterion linked to strategy and management.

The variable rate is between 0% and 150% of the fixed portion. For 2007 it was 116%.

The total remuneration of the President and CEO was as follows (in €):

YEAR	FIXED PORTION	VARIABLE PORTION FOR THE YEAR, PAID OUT THE FOLLOWING YEAR	IN-KIND BENEFITS	DIRECTORS' FEES FOR THE YEAR, PAID OUT THE FOLLOWING YEAR	TOTAL ANNUAL REMUNERATION	TOTAL REMUNERATION PAID DURING THE YEAR
2007	1,200,000	1,392,000	14,429	28,000	2,634,429	2,634 429
2006	1,200,000	1,392,000	9,663	28,000	2,629,663	2,034,163
2005	800,000 (for 8 months)	800,000	4,815	24,500	1,807,172*	982,672*

* *Including a relocation allowance of €177,857.*

The Chairman of the Board of Directors of Renault does not receive any variable portion in respect of his function.

Accordingly, the total remuneration of the Chairman of the Board of Directors was (in €):

YEAR	FIXED PORTION	ALL-INCLUSIVE PAYMENT FOR DUTIES AS CHAIRMAN OF THE BOARD OF DIRECTORS	VARIABLE PORTION FOR THE YEAR, PAID OUT THE FOLLOWING YEAR	IN-KIND BENEFITS	DIRECTORS' FEES FOR THE YEAR, PAID OUT THE FOLLOWING YEAR	TOTAL ANNUAL REMUNERATION	TOTAL REMUNERATION PAID DURING THE YEAR
2007		200,000	0	5,334	28,000	233,334	233,334
2006 (1)	900,000	200,000	0	5,692	28,000	1,133,692	1,567,026
2005 (May-December) (1)	600,000	133,334 (2)	0	4,926	28,000	1,366,260	2,192,926
2005 (January-April)	300,000		300,000				
2004	900,000		1,260,000	4,899	28,000	2,192,899	1,982,899

(1) The renewal of the €900,000 fixed portion paid to the Chairman of the Board from May 1 is an amount close to that he would have received if he retired at that date.
(2) €200,000 for a full year.

The President and CEO and the Chairman of the Board of Directors also have a supplementary pension scheme.

Further to the meeting of the Board of Directors on October 28, 2004, both the President and CEO and the Chairman are entitled to benefit from the supplementary pension scheme set up for members of the Group Executive Committee. This comprises:

- a defined contribution scheme equivalent to 8% of annual remuneration, paid for by the company and the beneficiary;
- a defined benefit scheme capped at 30% of remuneration;
- an additional defined benefit scheme capped at 15% of remuneration (with a specific requirement on length of tenure).

The combined total of these schemes – basic, supplementary and additional – is capped at 50% of remuneration.

Currently, total retirement benefits, including supplementary benefits, to which senior executives, including the President and CEO are entitled, are estimated at between 30% and 45% of their final remuneration, owing to differences in seniority at Renault and on the Group Executive Committee.

4.4.2 STOCK OPTIONS GRANTED TO SENIOR EXECUTIVES AND CORPORATE OFFICERS

4.4.2.1 LEGAL FRAMEWORK

In its 14th resolution, the Joint General Meeting of May 4, 2006 authorized the Board of Directors to make one or more grants of stock options to employees of the company and its related companies, in conformity with Article L. 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or to buy shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 3.2% of the share capital at the date of the Meeting.

The General Meeting rules on the allocation and/or exercise of stock options according to criteria of individual and collective performance in terms of completion of the company's medium-term plan.

In its 15th resolution, the Joint General Meeting of May 4, 2006 authorized the Board of Directors to make grants of existing shares or shares to be issued to company employees or certain categories of employees and its related companies, in conformity with Article L. 225-197-2 of the Commercial Code.

The total number of shares granted free of charge may not exceed 0.53% of the sum of shares making up the share capital at the date of the Meeting.

The General Meeting rules on the definitive allocation of existing shares or shares to be issued according to criteria of individual and collective performance in terms of completion of the company's medium-term plan.

4.4.2.2 GENERAL GRANT POLICY

APPOINTMENTS AND REMUNERATION COMMITTEE

The Board of Directors approves the stock option plan on the basis of the report of the Appointments and Remuneration Committee. The Committee examines proposals from the President and CEO, to grant options to Group employees, in compliance with the general arrangements set by the Annual General Meeting. The President and CEO does not take part in the Committee's proceedings when the matter under review concerns him personally.

AIMS OF THE STOCK OPTION AND BONUS SHARES PLAN

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the Group – and hence Renault's share price – by allowing them to have an ownership interest in the company.

The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the Group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the Group has long-term ambitions, in particular "high-flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the Group's responsibility centers in Europe and the rest of the world. In Automobile it applies in particular to sales subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to Sales Financing, and to the heads of the Group's major support functions.

GRANT POLICY ◇

Option grants vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

Senior executives and managing executives

The senior executives are the President and CEO and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, other managing executives are granted options each year, based on the same criteria as those applicable to other senior executives, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals. Some managing executives may receive none. The allocation factor ranges from 1 to 4, with a median of 1,000 options in 2005.

Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high-flyers with strong professional or managerial potential aged 45 and under. Grants are generally made every one to three years or more, but never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance and development review, Careers Committees, personal monitoring for high-flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most deserving executives can be singled out.

Annual performance and development reviews

Annual performance and development reviews are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior executives and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The annual performance and development review, which is signed off and annotated by the +2-level line manager, provides the opportunity to precisely measure the interviewee's past inputs and the importance of his or her future missions. It is also used to closely analyze the managerial capacity and the progress to be made *vis-à-vis* benchmarks set by senior management.

Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Careers Committees meet monthly in all the Group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the President and CEO with full knowledge of the facts. A General Careers Committee, chaired by the President and CEO and composed of the members of the Group Executive Committee, examines nominations for 200 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers at different levels can focus more tightly on future senior executives or managing executives.

High-flyers

Particular attention is paid to the action and development of young high-flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high-flyers with strong professional or managerial potential likely to become senior managers, and the P1 List, composed of executives destined to become managing executives or senior executives. Additions to the P1 List are decided by the General Careers Committee.

Since 1999, in an effort to improve transparency, high-flyers (P or P1) have been duly informed of their status by their managers during their annual performance and development review.

Careers and Skills Development Officers (DDCC)

All major Group divisions and departments have a Careers and Skills Development Officer (DDCC), who is responsible for assessing and permanently monitoring all the executives within his or her scope of activity. The DDCCs are coordinated centrally on a regular basis. Managers can thus ensure that the human resources policy is properly implemented, that the above mentioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. DDCCs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock option grantees.

Summary of plans

The options granted under plans 1 to 9 give the right to buy existing shares. The options granted under plans numbered from 10 onwards give the right to subscribe for new issues.

	DATE OF GRANT/ DATE OF BOARD MEETING	OPTION START DATE	EXPIRATION DATE	NO OF GRANTEES	TOTAL OPTIONS GRANTED	O/W MEMBERS OF RENAULT MANAGEMENT COMMITTEE (1)(2)(4)	STRIKE PRICE (€)	DISCOUNT	OPTIONS EXERCISED AT 31/12/2007	OPTIONS LAPSED AT 31/12/2007	OPTIONS OUTSTANDING AT 31/12/2007 (3)
AGM AUTHORIZATION GRANTED ON JUNE 7, 1996											
Plan n° 1	Oct. 22, 1996	Oct. 23, 1999	Oct. 21, 2006	273	446,250	128,000	17.57	5%	426,950	19,300	0
Plan n° 2	Oct. 28, 1997	Oct. 29, 2002	Oct. 27, 2007	310	553,750	163,000	24.89	5%	487,028	18,400	0
AGM AUTHORIZATION GRANTED ON JUNE 11, 1998											
Plan n° 3	Oct. 27, 1998	Oct. 28, 2003	Oct. 26, 2008	410	1,912,500	670,000	32.13	None	1,390,459	76,500	243,769
Plan n° 4	March 16, 1999	March 17, 2004	March 15, 2009	4	300,000	280,000	40.82	None	50,000	30,000	20,000
Plan n° 5	Oct. 19, 1999	Oct. 20, 2004	Oct. 18, 2009	384	1,825,900	830,000	50.94	None	1,158,623	118,500	356,714
Plan n° 6	Sept. 7, 2000	Sept. 8, 2005	Sept. 6, 2010	638	1,889,300	750,000	49.27	None	910,346	123,450	486,774
	and Oct. 24, 2000	and Oct. 25, 2005	and Oct. 23, 2010				and 49.57				
Plan n° 7	Dec. 18, 2001	Dec. 19, 2006	Dec. 17, 2011	858	1,861,600	505,000	48.97	None	160,364	41,500	968,741
Plan n° 8	Sept. 5, 2002	Sept. 6, 2007	Sept. 4, 2012	809	2,009,000	645,000	49.21	None	3,000	19,300	1,609,007
AGM AUTHORIZATION GRANTED ON APRIL 29, 2003											
Plan n° 9	Sept. 8, 2003	Sept. 9, 2007	Sept. 7, 2011	813	1,922,000	605,000	53.36	None	207,016	14,500	1,700,484
Plan n° 10	Sept. 14, 2004	Sept. 15, 2008	Sept. 13, 2012	758	2,145,650	695,000	66.03	None	6,000	11,000	2,128,650
Plan n° 11	Sept. 13, 2005	Sept. 14, 2009	Sept. 12, 2013	639	1,631,093	650,000	72.98	None	3,000	9,500	1,618,593
AGM AUTHORIZATION GRANTED ON MAY 4, 2006											
Plan n° 12	May 4, 2006	May 5, 2010	May 3, 2014	693	1,674,700	556,000	87.98	None	3,000	8,500	1,663,200
Plan n° 13 Options Contrat 2009	May 4, 2006	May 5, 2010	May 3, 2014	650	2,741,700	1,550,000	87.98	None	2,000	11,000	2,728,700
Plan n° 13 bis Actions Contrat 2009	May 4, 2006	May 5, 2010	-	549	1,379,000	290,000	0	None	3,500	1,000	1,374,500
Plan n° 14	Dec. 5, 2006	Dec. 6, 2010	Dec. 4, 2014	710	1,843,300	680,000	93.86	None	0	0	1,843,300
Plan n° 15	Dec. 5, 2007	Dec. 6, 2011	Dec. 4, 2015	743	2,080,000	735,000	96.54	None	0	0	2,080,000
Plan n° 16 Options Compl Contrat 2009	Dec. 5, 2007	Dec. 6, 2011	Dec. 4, 2015	199	797,787	160,000	96.54	None	0	0	797,787
Plan n° 16 bis Actions Compl Contrat 2009 Plan n° 15	Dec. 5, 2007	Dec. 6, 2011		199	132,166	60,000	0	None	0	0	132,166

(1) *The Renault Management Committee at the date on which the stock options were granted.*

(2) *Including grants to Mr Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100,000 in 2001, 130,000 in 2002, 100,000 in 2003 and 200,000 in 2004.*

(3) *Under plans 1 to 9, a total of 5,385,489 were unexercised at December 31, 2007.*

(4) *Uncluding grants to Mr Ghosn of 20,000 stock options in 1997, 200,000 in 1999, 200,000 in 2005; in 2006 : 100,000 for plan 2006, 1,000,000 for Commitment 2009, 200,000 for Plan 2007 and 200,000 for Plan 2008.*

In FY 2007:

- the following stock option grants were made to corporate officers:
  - Mr Ghosn: 200,000 subscriptions options at a price of €96.54, with an expiry date of December 4, 2015 for the Plan 2008;
- options exercised by corporate officers included the following:
  - Mr Ghosn: 200,000 purchase options at a price of €40.82, with an expiry date of March 15, 2009,
  - Mr Schweitzer: 67,000 purchase options at a price of €49.27, with an expiry date of September 6, 2010; 70,000 purchases options at a price of €48.97, with an expiry date of December 18, 2011;

- the ten largest stock option grants made (excluding grants to corporate officers) were:
  - under Plan 2008, dated December 5, 2007: 310,000 purchase or subscription options at a price of €96.54, with an expiry date of December 4, 2015,
  - under the Plan complementing Renault Commitment 2009, dated December 5, 2007: 120,000 purchase or subscription options at a price of €96.54, with an expiry date of December 4, 2015 and 49,000 bonus shares;
- the ten largest lots exercised in 2007 (excluding options exercised by corporate officers) comprised 355,300 options at an average price of €47.90; i.e.
  - 40,000 options exercised at €32.13 under the October 1998 plan,
  - 50,000 options exercised at €50.94 under the October 1999 plan,
  - 110,300 options exercised at €49.27 under the October 2000 plan,
  - 85,000 options exercised at €48.97 under the December 2001 plan,
  - 35,000 options exercised at €49.21 under the September 2002 plan, and
  - 35,000 options exercised at €53.36 under the September 2003 plan.

4.4.2.3 ADDITIONAL INFORMATION

Loss of entitlement is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal.

No Group subsidiary operates a stock option plan for its own shares.

4.5 REPORT OF THE CHAIRMAN OF THE BOARD PURSUANT TO ARTICLE L. 225-37 OF THE COMMERCIAL CODE

The Chairman of the Board of Directors is required to submit an additional report, appended to the Management Discussion & Analysis, pursuant to Paragraph 7 of Article L. 225-37 of the French Commercial Code:

"The Chairman of the Board of Directors shall review the manner in which the Board prepares its work, as well as the internal control procedures put in place by the company, in a report appended to the report referred to in Articles L. 225-100, L. 225-102, L. 225-102-1 and L. 233-26. Notwithstanding Article L. 225-56, this report shall also give details of any curbs placed by the Board of Directors on the powers of the Chief Executive. In companies with shares admitted to trading on a regulated market, this report sets out the principles and rules established by the Board of Directors or the Supervisory Board, as appropriate, for determining the compensation and the advantages of all kinds allocated to directors and officer."

4.5.1 CHAIRMAN'S REPORT ON THE PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD OF DIRECTORS

The Board of Directors meets as often as the interests of the company require. Meetings are convened at least eight days in advance by the Chairman. Furthermore, to enhance communication and make it easier for its members to obtain relevant documents, the Board has officially approved the creation of a hosting facility, in conjunction with its secretariat. Under this arrangement, the meeting papers, which may not be disseminated ahead of time, are made available to directors before the beginning of each meeting.

The minutes of the Board meetings are made available within four weeks of each meeting.

The curbs placed by the Board of Directors on the powers of the President and CEO are described in the Board's internal regulations. These provide that, in addition to its legal and regulatory powers, "the Board of Directors shall discuss the strategic policies of the company, including in connection with the Alliance, and examine any changes to those policies once yearly. Further, it shall give its opinion before any major decision inconsistent with the company's strategy can be made".

The manner in which the Board's tasks are prepared and organized are described in detail in chapter 4.1.5.

4.5.2 CHAIRMAN'S REPORT ON INTERNAL CONTROL PROCEDURES ◇

This report was prepared under the responsibility of the Chairman of the Board of Directors, pursuant to Article L. 225-37 of the French Commercial Code on the basis of information provided by senior management in charge of organization and internal controls.

The report was written on the basis of input from a cross-disciplinary working group of representatives from the Group's financial, corporate control and legal functions.

The report covers all fully-consolidated Group companies.

The report was presented to the Board of Directors at its meeting on February 12, 2008.

4.5.2.1 APPLICATION OF AMF STANDARDS

A review of Renault's internal control system, overseen by the Executive Vice President, Finance, and the Corporate Controller, was undertaken in 2007 to assess compliance with standards laid down by France's securities regulator, the Autorité des marchés financiers (AMF). This review was conducted by a working group of representatives from the above-named main functions.

The aim is to spell out Renault's internal control procedures in order to:

- assess their compliance with AMF standards;
- make recommendations intended to extend their respect and application.

The review conducted in 2007:

- identified internal control guidelines and associated processes defined by Renault SA and Renault s.a.s applicable worldwide;
- emphasized the tailoring of AMF standards to Renault's specific procedures and defining additional operational internal control objectives deemed necessary in the phases prior to transaction accounting.

At this stage, the working group's remit covers Automobile. Sales Financing is making headway with the Basel II process. The French banking regulator has authorized RCI Banque to use an advanced internal ratings-based approach for measuring credit risk from January 1, 2008, pursuant to the Basel II capital adequacy requirements. This authorization covers all the activities of RCI Banque (consumers, corporate clients and networks) in four countries (France, Germany, Spain and Italy). It covers slightly more than 70% of credit risks, pending expansion to the UK in 2009, which is due to be concluded in 2008.

In some areas, the international expansion of the business calls for accounting and management standards to be applied in a more formal manner through a description of standard processes, procedures and detailed operating methods.

A multi-year action plan will be launched in 2008 to pursue actions engaged in 2007 and bolster the Group's internal control system. This plan aims to:

- complete work on establishing formal procedures and internal control activities covering the areas reviewed in 2007, focusing on the most efficient control systems and methods; this will provide the baseline internal control system for Automobile;
- establish or update certain procedures and/or specific operating methods;
- formalize further detailed rules and procedures, standard processes, recommended operating methods, etc. for decentralized operating entities;
- extend the scope of the review to operations not covered in 2007 and to the Group's main subsidiaries;
- update and circulate the Group's internal control charter to reaffirm the accountabilities of everyone in the company in terms of control.

This action plan offers the opportunity to review internal financial control processes across the board and to pursue actions aimed at giving line managers the tools they need to execute and control operations more effectively.

4.5.2.2 INTERNAL CONTROL SYSTEM OBJECTIVES

The Renault group encounters risks and contingencies, both internal and external, in the regular course of its business activities and strategy. It has therefore put in place an organizational structure and procedures to identify, quantify, prevent and control these risks as far as possible, in order to mitigate their negative impact and thus help the company achieve its operational and strategic goals.

This internal control system has been implemented in all the company's functional departments and for every area of activity. Its priorities are to:

- comply with legal requirements and the company's by-laws;
- control quality, costs and delivery times in all industrial and commercial activities;
- ensure the quality, reliability and relevance of all internal and external information, notably financial and accounting disclosures;
- adapt the company's organizational structure to standards and regulations;
- match risks identified to objectives and expected benefits;
- control any risks the company might engender for its staff, customers, suppliers and shareholders, as well as for its union partners and stakeholders, and any risks it faces in running the business and implementing its strategy;
- reduce the company's exposure to fraud risk;
- prevent and, where necessary, punish unethical behavior.

However, as with any control system, there is no cast-iron guarantee that risks are completely under control. The system's role is to prioritize risk and to implement prevention plans that will reduce the likelihood of risks occurring.

4.5.2.3 INTERNAL CONTROL SYSTEM ELEMENTS ◇

SHARED CORPORATE VALUES AND PRACTICES

The Renault group has a Code of Good Conduct and compliance rules, which were updated in 2007 and approved by the Board of Directors on September 26, 2007. This Code took effect on January 1, 2008, when the post of senior Compliance Officer was created. This officer is tasked with ensuring that the Code is properly applied and verifying compliance with international procedures and rules on best practice. He or she also makes recommendations aimed at optimizing these procedures and organizational structures, as part of a dynamic approach. In the role of advisor to senior management, to whom he or she reports, the senior Compliance Officer promotes the Renault group's compliance policy.

In addition, the Group is setting up a whistleblowing system that will allow any member of staff to report instances of deviance from these values and ethics, solely in the areas of accounting, finance, banking and combating corruption.

Lastly, the Internal Audit department is charged with ensuring compliance with procedures, notably with respect to detecting and dealing with suspected fraud.

DEDICATED ORGANIZATION

Strategic decisions are examined firstly by the Group Executive Committee, which comprises the President and CEO, the five Executive Vice Presidents and the Corporate Secretary General. These decisions are submitted to the Board of Directors, after seeking the opinion of the International Strategy Committee should the need arise. The President and CEO informs the Board about the enforcement of such decisions.

The Renault Management Committee is composed of the members of the Group Executive Committee and heads of Renault's main departments. Its members ensure that decisions are implemented in compliance with legal requirements in the countries where the Group operates, in conjunction with the management committees of the main operational departments. The Group Executive Committee keeps track of operations by monitoring budget outturns relative to the original budget. An update on the Group's commercial and financial position is presented at each Board meeting.

In 2006 the Group reorganized operations around a matrix-based system so as to coordinate the activities of the Regions and the Vehicles Program and Global Function departments (engineering, purchasing, manufacturing and marketing). Five Regions were created, each managed by a Regional Management Committee (CMR), four of which are chaired by a senior manager. CMRs are composed of representatives of Global Functions and Vehicles Programs and of the managers in charge of the major countries in the Region.

In addition to management reporting lines, the Group also introduced a system of staff reporting lines enabling support departments to conduct their activities on a cross-functional basis.

CLEARLY DEFINED RESPONSIBILITIES AND POWERS

The decision-making process followed by the Renault group is based on a system of delegation of responsibilities, starting with the powers of the President and CEO and working downwards. The system specifies precisely the levels at which line personnel are entitled to make decisions.

Delegation rules have been adapted to the new organization to bring the decision making system into line with Renault's three-pronged organization structure: Regions/Global Functions/Programs. The new rules reflect a strong determination to delegate to the Regions and increase the accountability of operational staff while ensuring that decisions are taken at the right level.

Some operations are not delegated. These are equity transactions for subsidiaries, sales and acquisitions of companies or businesses, partnerships and cooperation agreements, and hedging raw material or exchange rate risks. Such operations are examined by a committee of members drawn from the departments concerned. This committee gives its opinion before submitting operations for approval to the President and CEO.

MATCHING HUMAN RESOURCES TO THE SYSTEM

To ensure that decision-makers and line personnel have the skills and proficiencies needed for each post, the Group has established an organizational system based on functional skills and sectors. This system optimizes resources management through human resources committees tasked with matching skills to job requirements, planning future human resources requirements on the basis of career paths for key positions, and providing training.

In the sphere of finance, the Management-Finance Academy created in 2006 offers professional development for careers in management and finance functions. It contributes to training in business economics for all company employees and to the deployment of management rules. It extended its franchise in 2007, offering training in financial matters for 2,500 managers from the Global Function engineering division.

↘ Find out more at **www.renault.com**

PROCEDURES AND OPERATING METHODS

The multi-year plan introduced in 2004 to provide line managers with a standard set of procedures, including a standard set of management procedures, operating rules and directives, was continued in 2007 through the following courses of action:

Consolidating management standards

In 2007 a range of management standards applicable to all Group entities was prepared for specific areas:

- project cost control, with the setting-up of a global engineering system;
- marketing, through standardized operating methods;
- financial control in subsidiaries.

Standards were also applied to cross-functional processes:

- Group-wide management principles and rules (collated in an economic and financial handbook);
- decision-making principles and rules.

Disseminating management-related information within the Group

The action plans set in motion through the company's Business-to-Employees (B-to-E) program were pursued in 2007. The aim was to disseminate the full range of management-related information to all Group entities through the management function's intranet portal:

- a single portal now provides access to all management information, whether activity-specific or cross-functional and cross-Group;
- significant action was taken to make management literature easier to use and more relevant for line managers; formats have been simplified and harmonized, communication (via newsletters) has been intensified for the launch of new standards, and the international reach of the portal has been extended.

In addition, the Group's Accounting Division, with its Accounting Standards and Policies department, is empowered to ensure that applicable accounting policies are properly applied. Division personnel directly involved in preparing accounting and financial disclosures have access to all the information they need to carry out their duties.

In 2007, the framework and Group procedures for Sales Financing were incorporated in a new tool, along with procedures from the French subsidiary Diac. In 2008, this new tool will be rolled out across the other subsidiaries in the RCI Banque group. Special procedures are in place for the main RCI Banque processes, e.g. acceptance, collection/disputes, refinancing, system security, physical asset security, risk monitoring, and accounting. Based on the principle of segregated powers, these procedures rely on a system of review and approval. They ensure that decisions are taken at the appropriate level and are properly implemented. As regards the accounting process, the number and duration of Group audit assignments at subsidiaries increased in 2007, and most subsidiaries in the RCI Banque group were audited.

4.5.2.4 RISK MANAGEMENT

Renault has elected to apply a risk control method based on identifying and mapping all types of risk and in preparing action plans to eliminate, prevent, protect against or transfer those risks. The Risk Management Department, supported by a network of experts, acquires a broad vision of risks, ensures coordination and exchange of good practices, and deploys the risk mapping method across Group entities.

The Group Executive Committee and Accounts and Audit Committee periodically review action plan progress. Risk committees are being established gradually within operating entities to closely monitor execution of these action plans.

The Group's major risks are tracked closely and continuously. Major risks are those related to the Group's international expansion, product dependability and quality, supplier risk, production and environmental risk, information systems risk, and financial risk. Provisions are set out in chapter 2.3 of the Registration Document.

4.5.2.5 INFORMATION SYSTEMS

The Renault group has adopted a widely-recognized off-the-peg Enterprise Resource Planning (ERP) application to replace its auxiliary accounting systems. This highly structured software, gradually being installed in all consolidated entities, allows the Group to apply its own internal control approach and to ensure that processed information is both reliable and consistent. Precisely defined and monitored make it possible to comply with task-separation rules.

For each major business line, this system is supplemented by management systems and relational, multidimensional databases populated directly with information from the operational and accounting systems. These standard systems are being implemented worldwide to harmonize and strengthen management of the Group's global activities.

Control of individual transactions processed by operational systems, which exercise the first level of control, is key to ensuring reliable accounting and financial information. The operational systems feed data to the auxiliary accounting systems via a large number of complex, non-periodic interfaces. These interfaces are constantly monitored to ensure they immediately capture all economic events for each process and then centralize and send these data regularly to the accounting system. The financial and accounting teams carefully control transfers between non-integrated operational systems and accounting systems.

Furthermore, the accounting teams have developed a process in collaboration with IT personnel to protect the ERP application in the event of a major malfunction. A business continuity plan was introduced at central level and applied in subsidiaries that use this application.

4.5.2.6 CONTROL ACTIVITIES AND PARTICIPANTS

The Group's organization relies on the precisely interlinked responsibilities of the Board of Directors, senior executives (Group Executive Committee), the Management Committee, and operations and support functions.

BOARD OF DIRECTORS AND SENIOR EXECUTIVES

Responsible both for managing and overseeing the company, the Board's duly empowered and accountable members issue clear, transparent decisions. Their efforts, combined with those of the ever-watchful Accounts and Audit Committee, help to ensure an effective internal control process.

When carrying out its supervisory and control duties, the Board of Directors relies on the opinions of the committees set up in 1996 and in particular on the Accounts and Audit Committee (see chapter 4.1.5.1).

CONTROLS PERFORMED BY MANAGEMENT CONTROL AND ACCOUNTING TEAMS

A key element of the internal control system, the management control function coordinates and measures economic performance at different levels of the organization (Group, business area, operations).

Within the Group's management model, the management control function's specific role consists in:

- supervising the Group through:
  - organized and consistent adaptation of the performance measurement process so as to compute operating margin for each entity, region and vehicles program,
  - Key Performance Indicators to allow standardized measurement of business line results,
  - use of Return On Invested Capital as an indicator to measure how well capital is allocated to operations;
- setting the company's economic targets and budget, and delivering operating reports;
- making an economic analysis of proposed management decisions at every level, checking compliance with standards, plans and budgets, assessing economic relevance, and formulating an opinion and a recommendation in each case;
- implementing and controlling management of transfer pricing in line with OECD guidelines.

Central and decentralized accounting teams revise the accounts, clarify inter-period changes and, in conjunction with management controllers, help to analyze disparities between budgets, reforecasts and outturns. If this analysis, or any other verification procedure, reveals shortcomings in the quality of the information originating from the linked accounting and operational systems, action plans are implemented, with the active involvement of line personnel and the management control function, to deal with the root causes.

Assets, liabilities and off-balance sheet commitments are subject to control and audit, in conjunction with the legal, financial and general functions of the entities and the Group. The Group circulates special memos about off-balance sheet commitments, which are reported by means of the consolidation tool.

INTERNAL AUDIT CONTROLS

Renault has a centralized, independent Internal Audit function that assesses the level and quality of internal controls, and helps management to carry out its duties.

The Internal Audit function has jurisdiction over the entire Group. An annual audit plan is defined after consulting with all company entities and presented to the Group Executive Committee and the Accounts and Audit Committee.

Whenever it intervenes, the Internal Audit function provides the President and CEO and the relevant members of the Group Executive Committee a summary report outlining the level of internal control, as well as the main strong and weak points noted, and setting out its main recommendations and a list of commitments made by the entities in their action plan. An annual internal audit report is presented to the Group Executive Committee and the Accounts and Audit Committee.

In 2007, as in previous years, Internal Audit controls covered:

- assessment of the internal control of activities, including compliance of operations with internal rules;
- identification of factors for improving the effectiveness of audited processes, in line with the objectives of the Renault Commitment 2009.

Line managers are tasked with implementing audit mission recommendations. However, the Internal Audit function keeps precise track of action plans related to key recommendations, working closely with the Group's network of management controllers. A status report is presented every half-year to the Group Executive Committee and Accounts and Audit Committee, to help ensure that progress is effective across the company.

In 2007, IFACI-IIA certification – the international standard for the internal audit industry – awarded the previous year to the Corporate Audit Department was confirmed.

The Vice President of Corporate Audit is required at all times to alert the Chairman of the Accounts and Audit Committee, after first informing the President and CEO, of any unusual facts that have come to his attention.

4.5.2.7 ORGANIZATION OF PROCEDURES FOR PREPARING FINANCIAL AND ACCOUNTING INFORMATION

The Renault group's activities are divided into two separate arms, Automobile and Sales Financing (RCI Banque). The consolidated financial statements are prepared for publication using a single consolidation tool, organized according to a chart of accounts common to all entities within the consolidation.

The Group's information systems support simultaneous generation of financial statements under local accounting rules to guarantee data consistency at a time when lead times for centralizing and consolidating information are being shortened.

PRINCIPLES USED IN PREPARING THE FINANCIAL STATEMENTS

Renault SA, the consolidating company, gives definitions for, coordinates and supervises the preparation of financial and accounting disclosures. Working under the Chairmen and CEOs of the subsidiaries, management controllers and administrative and finance directors are responsible for preparing the parent company financial statements and the restated accounts used in the consolidated statements.

At all levels in the Group, the main principles used in preparing the financial statements are:

- exhaustive treatment of transactions;
- consistency of transactions with Group accounting policies; Group standards on presentation and valuation are contained in a manual; this manual, which is being updated, is supplied to all entities so that information is reported in a uniform manner;
- periodic review of assets (inventories, fixed assets, accounts receivable, cash and cash equivalents).

Efficient linkages between the financial reporting mechanisms and the Group's operational systems lie at the heart of the procedures used to prepare financial and accounting information. The company has quickly come to rely on powerful, well managed information systems that can cope with the large amounts of information to be processed, supply processed data to the necessary high standard, and meet the ever shorter deadlines required by senior management for the preparation of financial reports.

GROUP FINANCIAL STATEMENTS PUBLISHED UNDER IFRS

Pursuant to Regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2007 are prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) at December 31, 2007 and endorsed for application by European Commission regulations published in the Official Journal of the E.U. at year-end close.

The Group publishes half-yearly and annual statements. Preparations for these statements are made by organizing anticipated close dates (May 31 for June 30, and October 31 for December 31). Summary meetings are organized with the Statutory Auditors and attended by senior management. The Accounts and Audit Committee acts as an oversight body, participating in the key stages of the approval process for financial and accounting disclosures.

STRUCTURAL ELEMENTS OF THE CONTROL PROCESS

The Renault group's two divisions have to manage not just the decentralization of business activities into subsidiaries in France and abroad, but also major international expansion into countries like Romania, Russia, South Korea and India. As a result, Renault is continuing to bolster the internal control process across the board, in long-standing members of the Group and recently acquired entities, as well as in companies that are still being set up. For this, the Group relies on the core strategies already being used to obtain high-quality financial and accounting disclosures and reduce lead times for the preparation of financial statements:

- operational systems upstream of accounting are systematically standardized;
- introduction of ERP financial and accounting modules into industrial and/or commercial entities worldwide was pursued; this involved 13 subsidiaries in 2007, taking the number of legal entities concerned to 57 in 28 countries; in 2008, the roll-out of ERP at the South Korean subsidiary is planned;
- the project structure designed for international deployment of the business provides a target architecture combining operational and accounting information systems; the aim is to achieve a high degree of standardization and implement procedures that have already proved themselves in the rest of the Group;
- the consolidation tool's data recovery capability and parameterization have been audited; user training programs have been organized and a permanent surveillance system is now in service at technical and functional levels.

4.5.3 PRINCIPLES AND RULES ADOPTED BY THE BOARD OF DIRECTORS FOR THE REMUNERATION OF CORPORATE OFFICERS

The Board of Directors, acting on the recommendation of the Appointments and Remuneration Committee, decides on the remuneration and benefits received by the Chairman of the Board of Directors and the President and CEO.

The remuneration of the President and CEO includes a variable portion ranging from zero to 150% of the fixed portion, based on:

- return on equity;
- difference between budgeted and actual operating margin;
- a qualitative *criterion* linked to strategy and management;

It also includes four option plans. The first plan is exercisable depending on whether the three commitments under Renault Commitment 2009 are achieved; the other three depend on reaching financial objectives in 2006, 2007 and 2008.

The Chairman of the Board of Directors is not entitled to these option plans but receives a lump sum of €200,000 in respect of his function.

Both men have a supplementary pension scheme. The annuity from this scheme, combined with the other schemes, is capped at 50% of their remuneration.

The fees paid to the other directors are voted by the Group's Annual General Meeting on the recommendation of the Board of Directors. The policy applied by the Group so far is that directors should receive the median of the fees paid by CAC 40 companies.

4.6 STATUTORY AUDITORS' REPORT ON THE REPORT OF THE CHAIRMAN ◇

Renault

Year ended December 31, 2007

Statutory Auditors' report, prepared in accordance with Article L. 225-235 of French Company Law (Code de commerce) on the report prepared by the Chairman of the Board of Directors of Renault on the internal control procedures relating to the preparation and processing of accounting and financial information

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of Renault and in accordance with Article L. 225-235 of French Company Law (Code de commerce), we hereby report to you on the report prepared by the Chairman of your company in accordance with Article L. 225-37 of French Company Law (Code de commerce) for the year ended December 31, 2007.

It is the Chairman's responsibility to describe in his report the preparation and organization of the Board of Directors' work and the internal control procedures implemented by the Company. It is our responsibility to report to you on the information contained in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information.

We conducted our procedures in accordance with the relevant French professional standard. This standard requires that we perform the necessary procedures to assess the fairness of the information provided in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information. These procedures consisted mainly in:

- obtaining an understanding of the internal control procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman's report and existing documentation are based;
- obtaining an understanding of the work involved in the preparation of this information and existing documentation;
- determining if any significant weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our engagement are properly disclosed in the Chairman's report.

On the basis of these procedures, we have no matters to report in connection with the information given in respect of the company's internal control procedures relating to the preparation and processing of accounting and financial information contained in the report prepared by the Chairman of the Board of Directors in accordance with Article L. 225-37 of French Company Law (Code de commerce).

Neuilly-sur-Seine and Paris-La Défense, February 13, 2008

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIES		ERNST & YOUNG Audit	
Amadou Raimi	Pascale Chastaing-Doblin	Daniel Mary-Dauphin	Aymeric de la Morandière



05

Renault and its shareholders

5.1 GENERAL INFORMATION

5.1.1 OVERVIEW

5.1.1.1 BUSINESS NAME AND REGISTERED OFFICE ◇

Business name: Renault
Registered office: 13-15 Quai Le Gallo, 92100 Boulogne Billancourt – France

5.1.1.2 LEGAL FORM ◇

Organized as a *société anonyme* (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994.

5.1.1.3 DATE OF FORMATION AND DURATION OF THE COMPANY

The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal.

5.1.1.4 PURPOSE

The company's corporate purpose includes the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

5.1.1.5 COMPANY REGISTRATION NUMBER

Renault is registered with the Registrar of Companies in Nanterre under the number 441 639 465 (APE code 341 Z; Siret code: 441.639.465.03591)

5.1.1.6 ACCESS TO LEGAL DOCUMENTS

Legal documents such as the memorandum and articles of incorporation, minutes of Annual General Meetings, auditors' reports and all other documents made available to shareholders in accordance with law are available at the company's head office.

5.1.1.7 FISCAL YEAR

The company's fiscal year runs for 12 months from January 1 to December 31.

5.1.2 SPECIAL PROVISIONS OF THE ARTICLES OF INCORPORATION

5.1.2.1 APPROPRIATION OF NET INCOME

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

5.1.2.2 GENERAL MEETINGS OF SHAREHOLDERS

General Meetings are convened in accordance with legal and regulatory provisions. The meetings are open to all shareholders who have registered their shares under their own name at least three clear days before the meeting. The right to attend the meeting is evidenced by a book entry in the name of the shareholder or the registered intermediary acting on his or her behalf, pursuant to Article L. 228-1 of the French Commercial Code. The entry must be made by midnight (zero hours) CET on the third business day before the General Meeting, either in the registered share account kept by the company or in the bearer share accounts held by an authorized intermediary. Registration or book entry of bearer shares in the accounts held by the authorized intermediary is evidenced by an attendance certificate issued by said intermediary.

5.1.2.3 SHARES AND VOTING RIGHTS

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner. However, shares that are not fully paid-up must be in registered form.

Shares entitle the holder to vote, within the limits of French regulations.

5.1.2.4 IDENTIFIABLE BEARER SHARES

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

5.1.2.5 SHAREHOLDING DISCLOSURE

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital or voting rights, every shareholder or fund management company that comes into possession of a number of shares greater than 2% of the share capital or voting rights, or a multiple of this percentage less than or equal to 5% of the share capital or voting rights, shall inform the company of the total number of shares held. That disclosure shall be made by registered letter with return-receipt within a time period set forth in a Conseil d'Etat decree, starting from the date of registration of the shares that took the shareholder's interest up to or beyond the threshold. In excess of 5%, the aforementioned disclosure requirement applies to 1% fractions of the share capital or voting rights. For the purposes of determining the thresholds described above, indirectly held shares or equity equivalents held as defined by the provisions of Article L. 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The disclosure requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 2% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required disclosures are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.

5.2 GENERAL INFORMATION ABOUT RENAULT'S SHARE CAPITAL

5.2.1 CAPITAL AND VOTING RIGHTS

At December 31, 2007 the share capital amounted to €1,085,610,419.58 (one billion eighty-five million six hundred and ten thousand, four hundred and nineteen euro and fifty-eight cents) consisting of 284,937,118 shares with a par value of €3.81. The shares are fully subscribed and paid in.

In view of the 7,555,139 shares of treasury stock and the 42,740,568 shares held by Nissan Finance Co., Ltd., the total number of voting rights at that date was 234,641,411.

5.2.2 CHANGE IN SHARE CAPITAL

The Extraordinary General Meeting may, as specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them in accordance with law.

The most recent changes in the share capital occurred in 2002. For the second stage of the Alliance, the Extraordinary General Meeting of March 28, 2002 endorsed a capital increase reserved for Nissan Finance Co., Ltd. [15]. This took place in two stages:

- March 29, 2002 on the decision of the Board of Directors meeting of March 28, 2002;
- May 28, 2002 on the decision of the Board of Directors meeting of May 24, 2002.

5.2.3 CHANGES IN CAPITAL OWNERSHIP OVER FIVE YEARS

		RESULTING CAPITAL	
DATE	TRANSACTION	€	no. of shares*
01/2001	Conversion of share capital to euro	913,632,540.27	239,798,567
12/2001	Capital increase reserved for employees: 2,397,983 shares issued at €3.81 (par)	922,768,855.50	242,196,550
03/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 37,799,462 shares issued at €50.39 (par: €3.81)	1,066,784,805.72	279,996,012
05/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 4,941,106 shares issued at €52.91 (par: €3.81)	1,085,610,419.58	284,937,118

NB: No changes in the share capital in FY 2000, 2003, 2004, 2005, 2006 and 2007.

* *Par value: €3.81.*

Pursuant to Article L. 225-178 of the Commercial Code, the Board of Directors, at its meeting on February 12, 2008, noted the capital increase resulting from the creation of 11,000 new shares after the early exercise of 11,000 stock options during FY 2007. The Board of Directors then cancelled 11,000 treasury shares which were no longer allotted to a specific allocation and reduced the share capital accordingly. Following these two transactions, the share capital and the number of shares remained unchanged and the articles of incorporation were not amended.

(15) A prospectus registered with the French securities regulator (the then Commission des Opérations de Bourse) on March 26, 2002 under N°02-275 describes the arrangements for this issue. The document is available (in French only) online at www.renault.com > Finance and also on the website of the regulator, now called Autorité des marchés financiers (AMF) at www.amf-france.org.

5.2.4 UNISSUED AUTHORIZED CAPITAL

5.2.4.1 OVERALL AUTHORIZATIONS

The General Meeting of Shareholders of May 2, 2007 gave the Board of Directors an authorization for a maximum period of 26 months to proceed at its own discretion with miscellaneous financial transactions to increase the company's share capital, with or without preferential rights.

At this writing, these authorizations have not been used.

5.2.4.2 EXTRAORDINARY GENERAL MEETING, MAY 2, 2007

The following table summarizes the capital increase authorizations given by the General Meeting to the Board of Directors and that are currently in force:

	DESCRIPTION OF AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS	UTILIZATION
12th resolution*	Issue with preemptive rights of shares or securities granting access to the company's capital. Valid 26 months until the GM called to approve the 2008 financial statements.	N/A
15th resolution*	Issue without preemptive rights of shares as consideration for cash contributions. Valid 26 months until the GM called to approve the 2008 financial statements.	N/A
16th resolution	Capital increase through capitalization of reserves, income or issuance or share premiums. Valid 26 months until the GM called to approve the 2008 financial statements. Capped at a nominal value of €1 billion.	N/A
18th resolution	Capital increase through issuance of shares reserved for employees. Valid 26 months until the GM called to approve the 2008 financial statements. Capped at 4% of the share capital.	N/A

* *Overall ceiling: the maximum nominal amount of the capital increases that may be made, either immediately or in future, pursuant to the twelfth and fifteenth resolutions, is set in the seventeenth resolution at €500 million by the Extraordinary General Meeting of May 2, 2007.*

The authorizations granted to the Board of Directors will be submitted to a shareholder vote at the next General Meeting.

5.2.5 POTENTIAL CAPITAL

5.2.5.1 OPTIONS

The fourteenth resolution of the Combined General Meeting of May 4, 2006 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the company issued by way of a capital increase, or the purchase of shares in the company as repurchased by the company itself under statutory and regulatory conditions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 3.2% of the amount of the shares making up the registered capital at the present date.

5.2.5.2 BONUS SHARES

The fifteenth resolution of the Combined General Meeting of May 4, 2006 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-197-2 of the Commercial Code a free allocation of existing or newly issued shares ("bonus shares").

The total number of shares that may be freely allotted shall not be greater than 0.53% of the amount of the shares making up the registered capital at the present date.

5.2.5.3 SHARE BUYBACKS

Pursuant to Article L. 225-209 of the Commercial Code and to the description of the buyback program filed at the AMF in April 20, 2007, the tenth resolution of the Combined General Meeting of May 2, 2007 authorized the Company to deal in its own stock in order to make use of the possibilities allowed by law for trading in own shares.

The company began to implement the buyback program in September 2007 by acquiring 2,136,650 shares. It purchased a further 1,618,000 shares in January 2008.These shares were allocated to the option plans in order to offset the dilution caused by the exercise of stock options granted to employees and managers.

As at December 31, 2007 the company held 7,555,139 in treasury.

Pursuant to Article L. 225-209 of the Commercial Code, a special report will inform the General Meeting of Shareholders on completion of the share purchases that it has authorized. This special report will be included in the description of the next buyback program, details of which will be submitted to the General Meeting of Shareholders on April 29, 2008, in compliance with Articles 241-1 to 242-7 of the General Regulation of the Autorité des marchés financiers. This information will also be posted online at www.renault.com > Finance > Regulated Information, as well as on the AMF website: www.amf-france.org.

5.2.6 RENAULT SHARE OWNERSHIP ◇

5.2.6.1 RENAULT SHAREHOLDERS AT DECEMBER 31, 2007

Ownership of shares and voting rights for the last three fiscal years

	12/31/2007			12/31/2006			12/31/2005		
	NUMBER OF SHARES	% OF CAPITAL	% OF VOTING RIGHTS	NUMBER OF SHARES	% OF CAPITAL	% OF VOTING RIGHTS	NUMBER OF SHARES	% OF CAPITAL	% OF VOTING RIGHTS
French State	42,759,571	15.01	18.22	42,759,571	15.01	18.23	43,685,217	15.33	18.78
Nissan Finance. Co, Ltd	42,740,568	15.00	-	42,740,568	15.00	-	42,740,568	15.00	-
Employees [1]	8,873,624	3.11	3.78	9,970,259	3.50	4.25	10,264,918	3.60	4.41
Treasury stock	7,555,139	2.65	-	7,681,580	2.70	-	9,539,964	3.35	-
Public	183,008,216	64.23	77.99	181,785,140	63.79	77.52	178,706,451	62.72	76.81
TOTAL	**284,937,118**	**100**	**100**	**284,937,118**	**100**	**100**	**284,937,118**	**100**	**100**

(1) The employee-owned shares (present and former employees) counted in this category are those held in company savings schemes.

Some of the major shareholdings changed slightly in 2007:

- the French State's holding was unchanged at 15.01%;
- the Nissan group, through its wholly-owned subsidiary Nissan Finance Co., Ltd., holds 15% of Renault's capital, the same percentage as at December 31, 2006. Nissan Finance Co., Ltd. is not entitled to exercise the voting rights attached to these shares, owing to Renault's ownership interest in Nissan;
- current and former Renault employees hold 3.11% of the capital in the form of shares managed through collective investment schemes;
- the percentage of treasury stock contracted by 0.05 of a percentage point to 2.65% following the exercise of options granted under the first plans between 1996 and 2003, despite the acquisition of shares to cover stock option programs. These shares do not carry voting rights;
- in view of these changes, the free float is now 64.23% of the capital compared with 63.79% at December 31, 2006.

A survey of the holders of Renault bearer shares was carried out on September 30, 2007 to obtain an estimated breakdown of the public's ownership interest. At that date, French and foreign institutions held approximately 60.1% of the capital, with French institutions holding 13.9% and foreign institutions 46.2%. The 10 largest French and foreign institutional investors held approximately 29% of the capital. Individual shareholders were estimated to own around 4.5% of the capital.

5.3 MARKET FOR RENAULT SHARES

5.3.1 RENAULT SHARES

5.3.1.1 LISTING EXCHANGE AND STOCK INDEXES

Renault was listed on Euronext Paris (formerly the Paris Bourse) on November 17, 1994, when the company was partially privatized. The issue price was FRF165 (€25.15). Renault was added to the CAC 40 index on February 9, 1995.

Renault shares (ISIN code FR0000131906) are listed on Eurolist and qualify for the deferred-settlement account system (SRD).

The share is also a component of the SBF 120 and SBF 250 indexes, as well as the Euronext 100, Euronext 150 and Euro Stoxx 50 indexes.

Furthermore, Renault receives annual ratings from sustainability agencies for its performance in spheres such as risk management, labor relations and environmental protection. It is included in the Dow Jones Sustainability World Index (SAM), the Ethibel Excellence Sustainability Index and also in the Aspi eurozone and Ethical euro indexes. See chapter 3.5 for further details.

5.3.1.2 SHARE PRICE PERFORMANCE SINCE NOVEMBER 17, 1994



Renault
CAC 40
500
450
400
350
300
250
200
150
100
50
0
Base 100
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
11/17/94

Source: Reuters.

5.3.1.3 SHARE PRICE AND TRADING VOLUMES OVER THE PAST 18 MONTHS

				PRICE *in €*
	NUMBER OF SHARES TRADED	CLOSE	HIGH	LOW
September-06	25,865,871	90.45	91.2	88
October-06	32,227,580	91.65	93.25	87.5
November-06	22,081,275	90.5	97.85	90.5
December-06	21,186,118	91	91.8	88.05
January-07	25,025,786	94.85	96.4	90.4
February-07	31,998,165	89.89	95.80	89.89
March-07	34,687,982	87.55	90.45	84.86
April-07	33,364,519	95.72	97.86	87.32
May-07	43,285,517	106.25	106.45	95.10
June-07	44,162,776	119.21	119.21	107.64
July-07	38,281,694	107.06	121.38	102.30
August-07	48,067,839	99.02	105.11	91.20
September-07	35,135,378	101.62	101.77	89.37
October-07	41,658,409	115.90	115.90	104.15
November-07	43,850,639	99.45	112.47	90.94
December-07	30,626,798	97.01	103.63	93.79
January-08	61,704,754	75.79	95.74	72.80
February-08	61,063,764	71.20	77.42	67.31

Source: Reuters.

Renault shares gained more than 6% in 2007. They ended the year at €97.01, having ranged from a closing low of €84.86 on March 14 and a new all-time high of €121.38 at the close on July 3, 2007.

The CAC 40 index of leading French shares gained 1.31% and the European auto sector index (DJEuro Stoxx Auto) put on nearly 20% during the year.

In terms of market capitalization at December 31, 2007 Renault was the twenty second most highly capitalized company in the CAC 40 and sixth in the automotive industry rankings, with market capitalization of €27,642 million.

Renault's share price performance in 2007

RENAULT					INDEXES	
					CHANGE SINCE DEC. 29, 2006	
CLOSING PRICE AT DEC. 31, 2007	MARKET CAPITALIZATION AT DEC. 31, 2007 *(€ million)*	HIGH IN 2007 (JUL. 3)	LOW IN 2007 (MAR. 14)	CHANGE SINCE DEC. 29, 2006	CAC 40	DJ STOXX AUTO
€97.01	27,642	€121.38	€84.86	+ 6.6%	+ 1.31%	+ 19.59%

Source: Reuters.

5.3.2 RENAULT AND DIAC REDEEMABLE SHARES

5.3.2.1 RENAULT REDEEMABLE SHARES

CHARACTERISTICS

Renault has issued a total of 2,000,000 redeemable shares with a par value FRF1,000/€152.45, in two fungible issues of 1,000,000, in October 1983 and October 1984.

Renault redeemable shares are listed on Euronext Paris under ISIN code FR0000140014.

The issue prospectus (in French) can be downloaded from the Finance section of the renault. com site or obtained on request from the Investor Relations Department (toll-free number 0800 650 650).

Between March and April 2004 Renault made a public buyback offer for its redeemable shares at €450 per share. In all, 1,202,341 shares, or 60.12% of the total, were bought back and cancelled. The number of shares outstanding after the buyback was 797,659.

NUMBER OF SHARES OUTSTANDING

A total of 797,659 Renault redeemable shares were still outstanding at December 31, 2007.

PAYOUT IN 2007

The interest on redeemable shares, paid on October 24, 2007 in respect of 2006, was €20.77 euros (€10.29 for the fixed portion and €10.48 for the variable portion).

The interest on redeemable shares for 2007, payable on October 24, 2008, will be €20.96 per share, breaking down into €10.29 for the fixed portion and €10.67 for the variable portion (based on consolidated revenues of €40,682 million for 2007 and 39,969 million for 2006 on a consistent basis).

Trading volumes and prices of Renault redeemable shares over the past eighteen months

				PRICE *in €*
	NUMBER OF SHARES TRADED	CLOSE	HIGH	LOW
September-06	2,219	950	958	931
October-06	3,125	925	950	920
November-06	3,230	945	961	925
December06	4,760	940	940	920
January-07	3,231	928	944	925
February-07	3,937	919.8	925	910
March-07	2,500	910	920	907
April-07	2,943	922	935	910
May-07	2,515	978	1,001	920
June-07	6,170	1,080	1,080	1,006
July-07	5,800	1,075	1,135	1,065
August-07	1,981	1,040	1,077	1,022
September-07	802	1,030	1,039	1,015
October-07	1,489	1,018.5	1,030	985
November-07	4,281	932	1,023.9	924.5
December-07	8,822	874	927.9	873.8
January-08	10,066	555	862	555
February-08	5,905	533	593	532.5

Source: Reuters.

5.3.2.2 DIAC REDEEMABLE SHARES

Diac, the French credit subsidiary of RCI Banque, issued 500,000 redeemable shares with a par value of FRF1,000/€152.45 in 1985.

Diac redeemable shares are listed on Euronext Paris under ISIN code FR000047821.

At December 31, 2007, the number of redeemable shares issued by Diac in 1985 and still outstanding was 99,439 (par value €152.45), for a total value of €15,159,475.55.

In the course of 2007 the share price fluctuated between €189.60 and €198.01. It closed the year at €190.

5.3.3 DIVIDENDS ◇

5.3.3.1 FIVE-YEAR DIVIDEND RECORD

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors.

	NUMBER OF SHARES IN THE AUTHORIZED CAPITAL	EARNINGS PER SHARE (€)			
		DIVIDEND	TAX CREDIT	TOTAL RETURN	DIVIDEND PAID ON
2003	284,937,118	1.4	0,7	2.1	May 17, 2004
2004	284,937,118	1.8	note [2]	1.8	May 13, 2005
2005	284,937,118	2.4	-	2.4	May 15, 2006
2006	284,937,118	3.1	-	3.1	May 15, 2007
2007 [1]	284,937,118	3.8	-	3.8	May 15, 2008

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of April 29th, 2008.
(2) The tax credit was eliminated in 2005.

5.3.3.2 DIVIDEND POLICY AS PART OF RENAULT COMMITMENT 2009

Presenting Renault Commitment 2009 on February 9, 2006 Carlos Ghosn stressed the Group's intention of sharing the fruits of the growth plan with shareholders. Mr. Ghosn said that, each year, he would recommend an increase in the dividend so as to reach €4.50 by 2009.

In 2008 the Board of Directors will recommend to the Annual General Meeting that the dividend per share should be raised to €3.80 (compared with €3.10 in 2007 and €2.40 in 2006).

5.3.3.3 UNCLAIMED DIVIDENDS

Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law. Unclaimed dividends are paid over to the French Treasury.

5.4 INVESTOR RELATIONS POLICY ✧

Since it floated in November 1994 Renault has endeavored to provide all its institutional and individual investors with the same level of understandable and transparent information on a regular basis.

5.4.1 INDIVIDUAL SHAREHOLDERS

To build loyalty, Renault has introduced tools that enable ongoing communication with individual shareholders, including a special section on the website, a free voicemail server, and a special e-mail address (communication.actionnaires@renault.com). Briefings on Group strategy are organized in venues throughout France. In 2007 Renault met with shareholders in Marseilles, Lille, Lyon and Nantes and also at the Salon Actionaria investor forum in Paris.

In May 1995 Renault set up Shareholders' Club, eligible to anyone holding at least one share, in order to forge closer ties between the company and its investors. The club's aims are to inform and to educate. Its 8,000-plus members receive a quarterly newsletter and are entitled to take part in an extensive program of activities organized especially for them. These include tours of Renault sites and plants; breakfasts at Atelier Renault on the Champs Elysées in Paris with guided tours of its temporary exhibitions; and presentations of activities relating to automobiles, F1 racing, and concept cars. In 2007, Renault organized 18 events for its Shareholders' Club.

A twelve-member Shareholder Consultative Committee, formed in 1996, helps to improve the communication media designed for individual shareholders. The committee met four times in 2007, with an agenda that included overhauling the financial pages of the Renault website. The committee's activities were instrumental in Renault's winning the Boursoscan Grand Prix (see inset).

In 2007, the Group launched Gisnomi, an online service that allows registered shareholders to manage their Renault shares directly.

5.4.2 INSTITUTIONAL INVESTORS

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad. The Group organizes conferences with investment analysts when releasing its financial results or announcing events and product launches (e.g. New Twingo and New Laguna in 2007). One-on-one meetings with investors are also held throughout the year, as well as road-shows in Europe and the USA.

5.4.3 WEBSITE

The Finance section of Renault's website has been designed to provide unrestricted access for individual or institutional shareholders.

The section contains full information about the Group's financial communications: real-time and historic Renault share price data, news releases and publications (including interactive annual reports and Interactive Analyst financial database), membership of the Board of Directors and management bodies; programs, issues and ratings by specialized agencies; events calendar; webcasts of AGMs and financial results presentations to the press or analysts; sign-ups for email alerts.

Renault wins Boursoscan 2007 Grand Prix awarded by Boursorama ◇

Based on assessments by more than 6,300 web users, the prize recognizes the quality of the information presented on renault.com. Accepting the award, Thierry Moulonguet, Executive Vice President, Chief Financial Officer and RMC Leader, Americas, said: "We are especially proud to receive the Boursoscan Grand Prix, which rewards the efforts made by the Renault group to facilitate access to all its financial disclosures and to develop them via the internet. We significantly upgraded the Home Finance section of our website this year. The prize honors the endeavors of our teams and their commitment to reaching the number-one spot".

5.4.4 2008 SCHEDULE FOR FINANCIAL RELEASES

February 14	2007 annual results
April 21	First-quarter revenues, 2008
April 29	Annual General Meeting
May 15	Dividend payment date [1]
July 24	Half-year results, 2008
October 23	Nine-month revenues

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Combined General Meeting of April 29, 2008.

5.4.5 CONTACTS ◇

INVESTOR RELATIONS DEPARTMENT

E-mail: communication.actionnaires@renault.com

Shareholder hotline: + 33 (0)1 76 84 59 99
Fax: +33 (0)1 76 89 13 30

Phone information for employee shareholders: +33 (0)1 76 84 33 38

Free voicemail: 0 800 650 650

Website: www.renault.com > Finance

Contact:
Véronique Dosdat
Investor Relations Director
Tel: +33 (0)1 76 84 53 09 – Fax: +33 (0)1 76 89 13 30

Renault shares can be registered with:
BNP Paribas
Securities Service
Actionnariat Renault
Immeuble Tolbiac
75450 Paris Cedex 09 – France
Tel.: +33 (0)1 40 14 89 89 – Fax: +33 (0)1 55 77 34 17



06

Mixed General Meeting of April 29, 2008: presentation of the resolutions

Nineteen resolutions are being submitted to the Mixed General Meeting which will be convened on April 29, 2008.

THE BOARD FIRST OF ALL PROPOSES THE ADOPTION OF ELEVEN RESOLUTIONS BY THE ORDINARY GENERAL MEETING:

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF THE RESULTS

The **first two resolutions** deal with the approval of the consolidated financial statements and Renault's financial statements for the 2007 financial year.

The presented accounts have been drawn up in accordance with regulations in force, using IFRS (International Financial Reporting Standards) for the consolidated financial statements and in compliance with French statutory and regulatory provisions for the company's own annual financial statements.

The **third resolution** deals with the appropriation of the company's results for the 2007 financial year and the payment of dividends. It is proposed that the shareholders approve the distribution of a dividend of 3.80 euros, for payment in cash on May 15, 2008.

Following growth of more than 33% for the 2005 financial year and 29% for 2006, the dividend for the 2007 financial year will increase by 22,6%. Considering the number of shares in circulation, this distribution corresponds to a total amount of 1,082,761,048.40 euros. It will therefore comply with Renault's dividend distribution policy as announced in the framework of the Renault Commitment 2009 plan, which aims for a linear increase in the dividend from 1.80 euros in 2005 to a target of 4.50 euros in 2009.

REGULATED AGREEMENTS

In the **fourth resolution,** you are asked to approve the company's regulated conventions – agreements which are concluded by Renault with its senior executives or directors, or with another company having the same senior executives or directors – which have given rise to a report drafted by the Statutory Auditors. According to French law, such report must be approved each year, although no agreements have been concluded during the considered financial year.

That having been recalled, you are informed that no regulated agreements were concluded over the 2007 financial year.

RENEWAL OF THE TERM OF OFFICE OF TWO DIRECTORS

The **fifth** and **sixth resolutions** ask you to approve the renewal of the terms of office of two members of the Board of Directors for a new term of four year. These terms of office will expire at the end of the General Meeting which votes on the accounts of the financial year ending on December 31, 2011. The following directors would thus be reappointed:

- Mrs Catherine Bréchignac, 61 years old, sits in her capacity as representative of the State. She is President of the CNRS and a member of the International Strategy Committee;
- Mr Charles de Croisset, 64 years old, is Vice-Chairman of Goldman Sachs Europe and a member of the Accounts and Audit Committee.

Mr Charles de Croisset meets the independence criteria set out in the AFEP/MEDEF 2003 report, as he has no ties of any nature whatsoever with Renault.

APPOINTMENT OF A DIRECTOR

The **seventh resolution** asks you to:

- appoint Mr Jean-Pierre Garnier to replace Mr François de Combret, who does not wish to be reappointed, for a new term of four years which will expire at the end of the General Meeting which votes on the accounts of the financial year ending on December 31, 2011.

  Mr Jean-Pierre Garnier, 60 years old, is Chairman and Chief Executive Officer of GlaxoSmithKline.

We would also inform you in advance that in the **eighteenth resolution**, you will be asked, subject to the adoption of the **seventeenth resolution** which adds an age limit for directors in the Articles of Association, to appoint Mr Thierry Desmarest, currently Chairman of the Board of Directors of Total, as director to replace Mr Henri Martre.

Additional information about the positions held by the Directors is presented on page 20, 21 and 24 to 26 of the shareholders meeting notice and taken up in chapter 4.1 of the Registration document. Moreover, the www.renault.com website under the finance tab will give you access to the whole information relating to the General Meeting.

Mr Desmarest and Mr Garnier meet the individual qualities which Renault expects of a director, namely: their experience in industry, their understanding of the economic and financial world, their international outlook, their courage to adopt a position even if that puts them in the minority, their integrity and their faithfulness.

The competence, the personality and the international experience of both Mr Desmarest and Mr Garnier would constitute a precious contribution to the Board.

RENEWAL OF THE TERMS OF OFFICE OF THE PRINCIPAL AND SUBSTITUTE STATUTORY AUDITORS

The **eighth** and **ninth resolutions** concern the renewal of the terms of office of Ernst & Young Audit and Deloitte & Associés, principal Statutory Auditors, and Mr Gabriel Galet and Beas, substitute Statutory Auditors, for a new period of six years, i.e. until the end of the General Meeting deciding on the accounts for the financial year ending on December 31, 2013.

It should be noted that in 2007, Mr Aymeric de la Morandière succeeded Mr Jean-François Bélorgey as signatory for Ernst & Young Audit, in accordance with corporate governance standards for the rotating of signatories for firms of Statutory Auditors.

STATUTORY AUDITORS' REPORT ON REDEEMABLE SHARES

The **tenth resolution** proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the remuneration of redeemable shares, including in particular its variable part tied to the development of Renault's consolidated turnover in 2007 as determined by constant methods with reference to a constant structure.

The coupon which will be paid to bearers of Renault redeemable shares on October 24, 2008 will amount to €20.96, comprising a fixed part of €10.29 and a variable part of €10.67.

AUTHORISATION FOR THE BOARD TO PURCHASE THE COMPANY'S OWN SHARES

Over 2007, your Company acquired 2,136,650 shares pursuant to the authorisation granted by the General Meeting of May 2, 2007. As at 31 December 2007, the portfolio contained 7,555,139 shares; this holding of Company's own share capital was equivalent to 2.65% of the company's share capital. Shares held as Company's own share capital are not entitled to dividends or voting rights.

In the **eleventh resolution**, you are asked to authorise the Board of Directors to put a programme into place for the acquisition of the company's own shares under those conditions and with those objectives laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting. This resolution provides that share acquisitions cannot be made during a takeover bid, except with strict compliance with the conditions defined by the General Regulations of the Autorité des marchés financiers (AMF), and solely in order to allow the Company to perform its prior commitments.

The presented resolution provides for a maximum purchase price of 150 euros per share, plus acquisition costs.

The maximum number of shares that may be acquired is limited to 10% of the share capital and the maximum amount of funds which may be invested in purchasing these shares is €2.9 billion.

A document entitled "programme description", describing the terms of these purchases can be consulted on the renault.com website under the finance tab. Moreover, in accordance with the Transparency Directive which entered into force on January 20, 2007, this information is published in the "Regulated Information" section on said website.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to decide on the accounts for the 2008 financial year.

NEXT, SIX RESOLUTIONS ARE WITHIN THE POWERS OF THE EXTRAORDINARY GENERAL MEETING:

AUTHORISATION GIVEN TO THE BOARD TO REDUCE THE SHARE CAPITAL BY CANCELING SHARES

In the **twelfth resolution**, it is proposed that the General Meeting authorise the Board, for a period of 18 months, to reduce the registered capital by canceling shares acquired in the programme for the purchase of the company's own shares. The terms for these acquisitions are those defined in the eleventh resolution.

Canceling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

This authorisation will cause any prior authorisation of the same nature to lapse, with respect to any unused amounts thereunder.

The power to cancel shares was used by the Board of Directors at its meeting of February 12, 2008 in order to cover the stock dilution associated with the exercise of stock options following the death of their beneficiaries. This cancelation did not cause any amendment to the Articles of Association insofar as shares held as Company's own share capital, initially allocated to cover the stock options plans and consequently unallocated due to the cancellation of the corresponding options (resignation of the beneficiaries, etc.), were used.

AUTHORISATION GIVEN TO THE BOARD OF DIRECTORS TO GRANT OPTIONS FOR SUBSCRIPTION TO OR PURCHASE OF RENAULT SHARES TO CERTAIN EMPLOYEES

The **thirteenth resolution** is intended to allow Renault to attract and heighten the loyalty of members of staff by granting them access to the share capital.

This resolution enters in line with the resolution adopted by the General Meeting on May 4, 2006, which authorised a total amount of options for purchase of or subscription to shares, representing a maximum of 3.80% of the share capital over a period of 38 months.

Your Company has made the exercise of stock options together with the acquisition of gratuitous shares (bonus share issues) subject to the attainment of individual and collective performance criteria in the framework of the *Renault Commitment 2009* medium-term plan, and on an annual basis.

For employees other than senior management, the performance criteria are based on meeting our collective commitment regarding the company's operating margin (for 50% of the awards), and on individual performance conditions (for 50% of the awards). The individual performance indicators are associated, in quantity and/or quality, with each function or business segment which contributes to performance.

These criteria, deployed within the Group, are also applicable to senior management, it being specified that the annual plan for 2008 integrated, in addition to the operating margin criterion weighing in for 35%, a new indicator associated with the company's net earnings, for 15%. Senior management's individual performance criteria are very closely connected with the commercial, industrial, financial or economic performance of the Group, and the performance of the Regions for the Regional Leaders.

This constitutes a veritable tool for management, making it possible to tie individual and collective performance closer together.

The purpose of the **thirteenth resolution** is therefore to ensure the continuity of this policy for the grant of stock options to all of the employees in order to cover a 2009 Annual Plan, since the total number of options authorised by the previous General Meeting on May 4, 2006 has been used in its entirety.

On December 5, 2007 the Board of Directors, on a proposal by the Remunerations Committee, decided to attribute the options still available under the previous authorisation in order to provide a complement to the attributions made in 2006 under the "Renault Commitment 2009" plan. This complement was adopted as part of a vector to encourage employees in strategic sectors of the enterprise to pursue their commitments over and above their targets. These attributions have therefore been made subject to a "super target" portion in certain areas deemed to make a particularly important contribution to the success of the *Renault Commitment 2009 plan.*

In the **thirteenth resolution**, it is proposed that you authorise the Board of Directors, for a period of 18 months, to grant, on one or more occasions, options to subscribe to new shares or to purchase existing shares in the Company, to the corporate officers and to certain members of personnel of the Company and of companies and groupings which are affiliated to it under those conditions laid down in Article L. 225-180 of the Commercial Code; this authorisation will cover a number of shares representing a maximum of 0.8% of the shares making up the registered capital on the date of this General Meeting.

Considering the ambitious nature of the performance conditions described above, stock options are increasingly being used as a tool to converge the interests of the beneficiaries with those of the shareholders; this is therefore a manner of sharing the same confidence in the strong and long-lasting growth of the enterprise.

AUTHORISATION TO PROCEED WITH A CAPITAL INCREASE BY THE ISSUE OF SHARES RESERVED FOR EMPLOYEES

As this Extraordinary General Meeting is being called upon to decide on authorisation granted to the Board to attribute stock options, including notably subscription options which if exercised will increase the Company's registered capital, then in accordance with Article L. 225-129-6 of the Commercial Code we are asking the General Meeting to adopt a resolution concerning a capital increase reserved to employees in the framework of Articles L. 443-1 and L. 443-5 of the Employment Code on employee shareholding, and Articles L. 225-138 and L. 225-138-1 of the Commercial Code. This **fourteenth resolution** grants your Board power to proceed, on one or more occasions, with a capital increase reserved for employees who are members of a company savings scheme, by issuing new shares and, where applicable, the award of bonus shares, capped at 4% of the amount of shares making up the registered capital.

The authorisation given by the Mixed General Meeting on May 2, 2007 to proceed with capital increases reserved for employees, capped at 4% of the share capital, has not been used.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In the **fifteenth, sixteenth** and **seventeenth resolutions**, and in accordance with good corporate governance practice, you are asked to approve amendments to the Articles of Association, for the purposes of:

- reducing the terms of office of directors elected by employees and a director representing the employee shareholders from six to four years, in line with all of the other directors *(amendment of Article 11 of the Articles of Association);*
- specifying, pursuant to the Decree of December 11, 2006, the terms for electronic voting and in particular the identification methods *(amendment of Article 28 of the Articles of Association)*;
- fixing an age limit in the Articles of Association applicable to directors; the age limit for directors will henceforth be fixed at 80 years old.

FINALLY, THE BOARD PROPOSES THE ADOPTION OF TWO RESOLUTIONS BY THE ORDINARY GENERAL MEETING:

APPOINTMENT OF A NEW DIRECTOR

As mentioned earlier, in the **eighteenth resolution** it is proposed to apply, subject to its adoption, the seventeenth resolution concerning the insertion of an age limit of 80 applicable to the directors.

You are therefore asked to appoint Mr Thierry Desmarest to replace Mr Henri Martre, for a term of office of four years, which will expire at the end of the General Meeting called to decide on the accounts of the financial year ending December 31, 2011.

Mr Thierry Desmarest, 62 years old, is Chairman of the Board of Directors of Total.

FORMALITIES

The **nineteenth resolution** is a standard resolution granting powers necessary to proceed with publication and other formalities.



07

Financial statements

7.1 STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Renault

Year ended December 31, 2007

Statutory Auditors' report on the consolidated financial statements
(Free translation of a French language original)

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report. ◇

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In accordance with our appointment as statutory auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2007.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2007 and results of its operations, for the year then ended in accordance with the IFRSs as adopted by the European Union.

Without qualifying our opinion, we draw your attention to the matter discussed in note 2-A to the financial statements relating to the changes in accounting methods introduced during the year 2007.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of article L. 823-9 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- As disclosed in note 13-A to the consolidated financial statements, the Group accounts for its investments in Nissan under the equity method; our audit of the consolidation scope included a review of the factual and legal aspects of the Alliance which serve as the underlying basis for this accounting method.
- As part of our assessment of the accounting methods applied by the Group, we have reviewed the methodology used for the capitalization of development costs as intangible assets, their depreciation and the verification of their recoverable value and we satisfied ourselves that these methods were properly disclosed in notes 2-J, 2-L and 11-C.
- For the purpose of preparing the consolidated financial statements, Renault group management makes certain estimates and assumptions concerning primarily the impairment of tangible and intangible fixed assets, sales financing receivables, deferred taxes and provisions – in particular the warranty provisions and pensions and other long-term employee benefit obligations. As regards to non current assets, Renault group used planning tools and multi-annual financial plans, the various components of which (cash-flows and forecasted taxable income, in particular) are used to ascertain the recoverable value of tangible and intangible fixed assets. In order to estimate provisions, Renault used internal or external expert reports, particularly in respect of warranties, which are based on statistics concerning technical incidents. For all such estimates, we reviewed the available documentation and we assessed the reasonable nature of the assessments made.

The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATION

In accordance with professional standards applicable in France, we have also verified the information given in the group's management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, February 13, 2008

The Statutory Auditors
French original signed by

Deloitte & Associés

Amadou Raimi

Pascale Chastaing-Doblin

Ernst & Young Audit

Daniel Mary-Dauphin

Aymeric de la Morandière

Find out more at **www.renault.com**

7.2 CONSOLIDATED FINANCIAL STATEMENTS

The comparative figures for 2005 and 2006 are reported after adjustment to reflect changes in accounting methods introduced in the 2007 financial statements.

7.2.1 CONSOLIDATED INCOME STATEMENTS ◇

(€ million)	2007	2006	2005
Sales of goods and services	39,190	38,901	38,886
Sales financing revenues	1,492	1,431	1,360
Revenues (note 4)	**40,682**	**40,332**	**40,246**
Cost of goods and services sold	(31,408)	(31,343)	(31,080)
Cost of sales financing (note 5)	(1,121)	(985)	(926)
Research and development expenses (note 11-C)	(1,850)	(1,963)	(2,034)
Selling, general and administrative expenses	(4,949)	(4,978)	(4,883)
Operating margin (note 6)	**1,354**	**1,063**	**1,323**
Other operating income and expenses (note 7)	(116)	(186)	191
Operating income	**1,238**	**877**	**1,514**
Net interest income (expense)	(101)	(110)	(95)
Interest income	*274*	*223*	*153*
Interest expenses	*(375)*	*(333)*	*(248)*
Other financial income and expenses, net	177	171	(232)
Financial expense (note 8)	**76**	**61**	**(327)**
Share in net income (loss) of associates	**1,675**	**2,277**	**2,606**
Nissan (note 13)	*1,288*	*1,888*	*2,284*
Other associates (note 14)	*387*	*389*	*322*
Pre-tax income	**2,989**	**3,215**	**3,793**
Current and deferred taxes (note 9)	(255)	(255)	(331)
Net income	**2,734**	**2,960**	**3,462**
Net income - minority interests' share	65	74	86
Net income - Renault share	2,669	2,886	3,376
Earnings per share [(1)] in € (note 10)	10.32	11.23	13.23
Diluted earnings per share [(1)] in € (note 10)	10.17	11.10	13.12
Number of shares outstanding (in thousands) (note 10)			
for earnings per share	*258,621*	*256,994*	*255,177*
for diluted earnings per share	*262,362*	*260,090*	*257,342*

(1) Net income – Renault share divided by number of shares stated.

7.2.2 CONSOLIDATED BALANCE SHEETS

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
ASSETS			
Non-current assets			
Intangible assets (note 11)	4,056	3,422	2,972
Property, plant and equipment (note 12)	13,055	13,166	12,691
Investments in associates	12,977	12,958	12,372
Nissan (note 13)	*10,966*	*10,777*	*10,441*
Other associates (note 14)	*2,011*	*2,181*	*1,931*
Non-current financial assets (notes 22 and 25)	606	563	577
Deferred tax assets (note 9)	220	313	355
Other non-current assets	504	376	358
TOTAL NON-CURRENT ASSETS	**31,418**	**30,798**	**29,325**
Current assets			
Inventories (note 15)	5,932	5,309	5,857
Sales financing receivables (notes 16 and 25)	20,430	20,360	20,700
Automobile receivables (notes 17 and 25)	2,083	2,102	2,055
Current financial assets (notes 22 and 25)	1,239	2,229	1,871
Other current assets (note 18)	2,375	2,043	2,413
Cash and cash equivalents (note 23)	4,721	6,010	6,151
TOTAL CURRENT ASSETS	**36,780**	**38,053**	**39,047**
TOTAL ASSETS	**68,198**	**68,851**	**68,372**

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	1,086	1,086	1,086
Share premium	3,453	3,453	3,453
Treasury shares	(499)	(373)	(456)
Revaluation of financial instruments	68	105	54
Translation adjustment	(982)	(269)	548
Reserves	15,782	13,700	10,968
Net income – Renault share	2,669	2,886	3,376
Shareholders' equity – Renault share	**21,577**	**20,588**	**19,029**
Shareholders' equity – minority interests' share	492	483	463
TOTAL SHAREHOLDERS' EQUITY (note 19)	**22,069**	**21,071**	**19,492**
Non-current liabilities			
Deferred tax liabilities (note 9)	118	251	231
Provisions – long-term (note 20)	1,765	1,847	1,884
Non-current financial liabilities (notes 24 and 25)	5,413	5,430	5,901
Other non-current liabilities	523	428	516
TOTAL NON-CURRENT LIABILITIES	**7,819**	**7,956**	**8,532**
Current liabilities			
Provisions – short-term (note 20)	954	1,053	1,264
Current financial liabilities (notes 24 and 25)	1,517	3,715	2,547
Sales financing debts (notes 24 and 25)	21,196	21,212	22,427
Trade payables (note 25)	8,224	7,384	7,788
Current tax liability	166	121	215
Other current liabilities (note 21)	6,253	6,339	6,107
TOTAL CURRENT LIABILITIES	**38,310**	**39,824**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,198**	**68,851**	**68,372**

7.2.3 CONSOLIDATED SHAREHOLDERS' EQUITY

A – STATEMENT OF INCOME AND EXPENSES FOR THE PERIOD

All amounts are reported net of taxes.

(€ million)	2007	2006	2005
Net income for the period	**2,734**	**2,960**	**3,462**
Actuarial gains and losses on defined-benefit pension plans [1]	(60)	21	(95)
Translation adjustment on foreign activities [1][2]	(738)	(835)	796
Fair value adjustments on cash flow hedging instruments [1][3]	(38)	85	26
Fair value adjustments on available-for-sale financial assets [1][3]	1	(34)	(70)
Income and expenses recorded in shareholders' equity	**(835)**	**(763)**	**657**
TOTAL INCOME AND EXPENSES FOR THE PERIOD	**1,899**	**2,197**	**4,119**
Renault share	1,862	2,141	4,001
Minority interests' share	37	56	118

(1) Associates' share (€ million).

(€ million)	*2007*	*2006*	*2005*
Actuarial gains and losses	*(12)*	*77*	*(29)*
Translation adjustments on foreign activities	*(662)*	*(1,182)*	*630*
Cash flow hedges	*(18)*	*17*	*(26)*
Available-for-sale financial assets	*-*	*5*	*34*

(2) Including €153 million for the partial hedge of the investment in Nissan in 2007 (€351 million in 2006 and €(10) million in 2005).

(3) See note 19-F

B – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(€ million)	NUMBER OF SHARES *(thousand)*	SHARE CAPITAL	SHARE PREMIUM	TREASURY SHARES	REVALUATION OF FINANCIAL INSTRUMENTS	TRANSLATION ADJUSTMENT	RESERVES	NET INCOME – RENAULT SHARE	SHARE-HOLDERS' EQUITY (RENAULT SHARE)	SHARE-HOLDERS' EQUITY (MINORITY INTERESTS)	TOTAL SHARE-HOLDERS' EQUITY
BALANCE AT DECEMBER 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**54**	**548**	**10,968**	**3,376**	**19,029**	**463**	**19,492**
2006 net income								2,886	2,886	74	2,960
Income and expenses recorded in shareholders' equity					51	(817)	21		(745)	(18)	(763)
Total income and expenses for the period					**51**	**(817)**	**21**	**2,886**	**2,141**	**56**	**2,197**
Allocation of 2005 net income							3,376	(3,376)	-		-
Dividends							(617)		(617)	(18)	(635)
Cost of stock option plans							55		55		55
(Acquisitions)/diposals of treasury shares				83					83		83
Impact of changes in the scope of consolidation and capital increases [1]							(103)		(103)	(18)	(121)
BALANCE AT DECEMBER 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**105**	**(269)**	**13,700**	**2,886**	**20,588**	**483**	**21,071**
2007 net income								2,669	2,669	65	2,734
Income and expenses recorded in shareholders' equity					(37)	(713)	(57)		(807)	(28)	(835)
Total income and expenses for the period					**(37)**	**(713)**	**(57)**	**2,669**	**1,862**	**37**	**1,899**
Allocation of 2006 net income							2,886	(2,886)	-		-
Dividends							(803)		(803)	(50)	(853)
Cost of stock option plans							66		66		66
(Acquisitions)/diposals of treasury shares				(126)					(126)		(126)
Impact of changes in the scope of consolidation and capital increases [1]							(10)		(10)	22	12
BALANCE AT DECEMBER 31, 2007	**284,937**	**1,086**	**3,453**	**(499)**	**68**	**(982)**	**15,782**	**2,669**	**21,577**	**492**	**22,069**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies (note 2-J)

Details of changes in consolidated shareholders' equity in 2007 are given in note 19.

7.2.4 CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	2007	2006	2005
NET INCOME	**2,734**	**2,960**	**3,462**
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	2,865	2,835	2,705
Share in net income (loss) of associates	(1,675)	(2,277)	(2,606)
Dividends received from associates	936	602	516
Other unrealised income and expenses (note 27-A) (1)	(114)	(430)	164
Cash flow	**4,746**	**3,690**	**4,241**
Financing for final customers	(11,114)	(12,008)	(12,998)
Customer repayments	11,708	12,300	12,485
Net change in renewable dealer financing	(37)	231	(304)
Decrease (increase) in sales financing receivables	**557**	**523**	**(817)**
Bond issuance by the Sales financing division (note 24-A)	2,022	1,875	2,988
Bond redemption by the Sales financing division (note 24-A)	(3,139)	(2,966)	(2,866)
Net change in other Sales financing debts	1,265	(792)	1,952
Net change in other securities and loans of the Sales financing division	(359)	(58)	(39)
Net change in Sales financing financial assets and debts	**(211)**	**(1,941)**	**2,035**
Decrease (increase) in working capital (note 27-B) (1)	**(347)**	**314**	**(374)**
CASH FLOWS FROM OPERATING ACTIVITIES	**4,745**	**2,586**	**5,085**
Capital expenditure (note 27-C)	(4,644)	(4,644)	(4,018)
Acquisitions of investments, net of cash acquired	(67)	(30)	(59)
Disposals of property, plant and equipment and intangibles	1,086	1,152	1,073
Disposals of investments, net of cash transferred, and other	63	55	100
Net decrease (increase) in other securities and loans of the Automobile division (2)	615	423	(149)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,947)**	**(3,044)**	**(3,053)**
Transactions with minority shareholders (3)	26	(131)	(2)
Dividends paid to parent company shareholders (note 19-D)	(863)	(664)	(494)
Dividends paid to minority shareholders	(50)	(22)	(60)
Purchases/sales of treasury shares	(126)	85	56
Cash flows with shareholders	**(1,013)**	**(732)**	**(500)**
Bond issuance by the Automobile division (note 24-A)	588	851	245
Bond redemption by the Automobile division (note 24-A)	(451)	(928)	(388)
Net increase (decrease) in other financial liabilities of the Automobile division	(2,065)	1,069	(867)
Net change in financial liabilities of the Automobile division	**(1,928)**	**992**	**(1,010)**
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,941)**	**260**	**(1,510)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,143)**	**(198)**	**522**

(1) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2-A).

(2) In 2006, this includes a €135 million gain on the sale of Scania shares.

(3) Via capital increases or capital reductions and acquisitions of additional investments in controlled companies (note 2-J).

(€ million)	2007	2006	2005
Cash and cash equivalents: opening balance	**6,010**	**6,151**	**5,521**
Increase (decrease)	(1,143)	(198)	522
Effect of changes in exchange rate and other changes	(146)	57	108
Cash and cash equivalents: closing balance	**4,721**	**6,010**	**6,151**

Details of interest received and paid by the Automobile division are given in note 27-D.

Current taxes paid by the Group are reported in note 9-A.

7.2.5 SEGMENT INFORMATION

A – INFORMATION BY DIVISION

A1 – CONSOLIDATED INCOME STATEMENTS BY DIVISION

(€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
2007				
Sales of goods and services	38,679	511	-	39,190
Sales financing revenues	-	1,492	-	1,492
External sales (note 4)	**38,679**	**2,003**	**-**	**40,682**
Interdivision sales [1]	(276)	327	(51)	-
Revenues	**38,403**	**2,330**	**(51)**	**40,682**
Operating margin	**858**	**472**	**24**	**1,354**
Operating income	**767**	**457**	**14**	**1,238**
Financial expense				**76**
Share in net income (loss) of associates	**1,668**	**7**	**-**	**1,675**
Pre-tax income				**2,989**
Current and deferred taxes				(255)
Net income				**2,734**
2006				
Sales of goods and services	38,409	492	-	38,901
Sales financing revenues	-	1,431	-	1,431
External sales (note 4)	**38,409**	**1,923**	**-**	**40,332**
Interdivision sales [1]	(203)	270	(67)	-
Revenues	**38,206**	**2,193**	**(67)**	**40,332**
Operating margin	**486**	**492**	**85**	**1,063**
Operating income	**303**	**489**	**85**	**877**
Financial expense				**61**
Share in net income (loss) of associates	**2,272**	**5**	**-**	**2,277**
Pre-tax income				**3,215**
Current and deferred taxes				(255)
Net income				**2,960**
2005				
Sales of goods and services	38,366	520	-	38,886
Sales financing revenues	-	1,360	-	1,360
External sales (note 4)	**38,366**	**1,880**	**-**	**40,246**
Interdivision sales [1]	(34)	268	(234)	-
Revenues	**38,332**	**2,148**	**(234)**	**40,246**
Operating margin	**858**	**465**	**-**	**1,323**
Operating income	**1,058**	**456**	**-**	**1,514**
Financial expense				**(327)**
Share in net income (loss) of associates	**2,604**	**2**	**-**	**2,606**
Pre-tax income				**3,793**
Current and deferred taxes				(331)
Net income				**3,462**

(1) Interdivision transactions are carried out under near-market conditions.

A2 – CONSOLIDATED BALANCE SHEETS BY DIVISION

DECEMBER 31, 2007 (€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
Non-current assets				
Property, plant and equipment and intangible assets	16,788	343	(20)	17,111
Investments in associates	12,956	21	-	12,977
Non-current financial assets – investments in non-controlled entities	2,423	10	(2,395)	38
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	585		(17)	568
Deferred tax assets and other non-current assets	603	111	10	724
TOTAL NON-CURRENT ASSETS	**33,355**	**485**	**(2,422)**	**31,418**
Current assets				
Inventories	5,927	5	-	5,932
Customer receivables	2,177	21,104	(768)	22,513
Current financial assets	1,184	608	(553)	1,239
Other current assets	1,839	2,124	(1,588)	2,375
Cash and cash equivalents	3,697	1,319	(295)	4,721
TOTAL CURRENT ASSETS	**14,824**	**25,160**	**(3,204)**	**36,780**
TOTAL ASSETS	**48,179**	**25,645**	**(5,626)**	**68,198**
SHAREHOLDERS' EQUITY	**21,987**	**2,385**	**(2,303)**	**22,069**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,582	248	53	1,883
Non-current financial liabilities	5,141	272	-	5,413
Other non-current liabilities	459	64	-	523
TOTAL NON-CURRENT LIABILITIES	**7,182**	**584**	**53**	**7,819**
Current liabilities				
Short-term provisions	902	52	-	954
Current financial liabilities	2,413	-	(896)	1,517
Trade payables and Sales financing debts	8,347	21,964	(891)	29,420
Other current liabilities and current tax liability	7,348	660	(1,589)	6,419
TOTAL CURRENT LIABILITIES	**19,010**	**22,676**	**(3,376)**	**38,310**
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**48,179**	**25,645**	**(5,626)**	**68,198**

(1) Interdivision transactions are carried out under near-market conditions.

DECEMBER 31, 2006 (€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS (1)	CONSOLIDATED TOTAL
Non-current assets				
Property, plant and equipment and intangible assets	16,263	371	(46)	16,588
Investments in associates	12,943	15	-	12,958
Non-current financial assets – investments in non-controlled entities	2,401	2	(2,367)	36
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	527	-	-	527
Deferred tax assets and other non-current assets	588	103	(2)	689
TOTAL NON-CURRENT ASSETS	**32,722**	**491**	**(2,415)**	**30,798**
Current assets				
Inventories	5,301	8	-	5,309
Customer receivables	2,210	20,869	(617)	22,462
Current financial assets	1,678	1,171	(620)	2,229
Other current assets	1,633	1,957	(1,547)	2,043
Cash and cash equivalents	4,963	1,077	(30)	6,010
TOTAL CURRENT ASSETS	**15,785**	**25,082**	**(2,814)**	**38,053**
TOTAL ASSETS	**48,507**	**25,573**	**(5,229)**	**68,851**
SHAREHOLDERS' EQUITY	**21,000**	**2,366**	**(2,295)**	**21,071**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,776	268	54	2,098
Non-current financial liabilities	5,159	271	-	5,430
Other non-current liabilities	371	57	-	428
TOTAL NON-CURRENT LIABILITIES	**7,306**	**596**	**54**	**7,956**
Current liabilities				
Short-term provisions	994	59	-	1,053
Current financial liabilities	4,423	-	(708)	3,715
Trade payables and Sales financing debts	7,487	21,786	(677)	28,596
Other current liabilities and current tax liability	7,297	766	(1,603)	6,460
TOTAL CURRENT LIABILITIES	**20,201**	**22,611**	**(2,988)**	**39,824**
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**48,507**	**25,573**	**(5,229)**	**68,851**

(1) *Interdivision transactions are carried out under near-market conditions.*

DECEMBER 31, 2005 (€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
Non-current assets				
Property, plant and equipment and intangible assets	15,215	540	(92)	15,663
Investments in associates	12,359	13	-	12,372
Non-current financial assets – investments in non-controlled entities	2,107	17	(2,024)	100
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	477	-	-	477
Deferred tax assets and other non-current assets	592	91	30	713
TOTAL NON-CURRENT ASSETS	**30,750**	**661**	**(2,086)**	**29,325**
Current assets				
Inventories	5,846	11	-	5,857
Customer receivables	2,164	21,219	(628)	22,755
Current financial assets	1,917	590	(636)	1,871
Other current assets	1,858	1,977	(1,422)	2,413
Cash and cash equivalents	4,277	1,909	(35)	6,151
TOTAL CURRENT ASSETS	**16,062**	**25,706**	**(2,721)**	**39,047**
TOTAL ASSETS	**46,812**	**26,367**	**(4,807)**	**68,372**
SHAREHOLDERS' EQUITY	**19,459**	**2,015**	**(1,982)**	**19,492**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,853	218	44	2,115
Non-current financial liabilities	5,634	267	-	5,901
Other non-current liabilities	466	50	-	516
TOTAL NON-CURRENT LIABILITIES	**7,953**	**535**	**44**	**8,532**
Current liabilities				
Short-term provisions	1,191	73	-	1,264
Current financial liabilities	3,289	-	(742)	2,547
Trade payables and Sales financing debts	7,853	23,022	(660)	30,215
Other current liabilities and current tax liability	7,067	722	(1,467)	6,322
TOTAL CURRENT LIABILITIES	**19,400**	**23,817**	**(2,869)**	**40,348**
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**46,812**	**26,367**	**(4,807)**	**68,372**

(1) Interdivision transactions are carried out under near-market conditions.

A3 – CONSOLIDATED CASH FLOW STATEMENTS BY DIVISION

(€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS (1)	CONSOLIDATED TOTAL
2007				
Net income	**2,654**	**323**	**(243)**	**2,734**
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	2,815	87	(37)	2,865
Share in net income (loss) of associates	(1,668)	(7)	-	(1,675)
Dividends received from associates	936	-	-	936
Other unrealised income and expenses (2)	(185)	55	16	(114)
Cash flow	**4,552**	**458**	**(264)**	**4,746**
Decrease (increase) in sales financing receivables	-	413	144	557
Net change in Sales financing financial assets and debts	-	13	(224)	(211)
Decrease (increase) in working capital (2)	(26)	(336)	15	(347)
CASH FLOWS FROM OPERATING ACTIVITIES	**4,526**	**548**	**(329)**	**4,745**
Purchases of intangible assets	(1,347)	(1)	-	(1,348)
Purchases of property, plant and equipment (3)	(3,160)	(145)	9	(3,296)
Disposals of property, plant and equipment and intangibles (3)	942	141	3	1,086
Acquisition of investments, net of disposals and other	41	(45)	-	(4)
Net decrease (increase) in other securities and loans of the Automobile division (3)	652	-	(37)	615
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,872)**	**(50)**	**(25)**	**(2,947)**
Cash flows with shareholders	(1,017)	(248)	252	(1,013)
Net change in financial liabilities of the Automobile division	(1,765)	-	(163)	(1,928)
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,782)**	**(248)**	**89**	**(2,941)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,128)**	**250**	**(265)**	**(1,143)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2-A).

(3) Including impact of leased vehicles:

(€ million)	*Automobile*	*Sales financing*	*Group total*
Purchases of property, plant and equipment	*(876)*	*(130)*	***(1,006)***
Disposals of property, plant and equipment	*767*	*144*	***911***

(€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
2006				
Net income	**2,603**	**312**	**45**	**2,960**
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	2,817	86	(68)	2,835
Share in net income (loss) of associates	(2,272)	(5)	-	(2,277)
Dividends received from associates	602	-	-	602
Other unrealised income and expenses [2]	(487)	32	25	(430)
Cash flow	**3,263**	**425**	**2**	**3,690**
Decrease (increase) in sales financing receivables	-	524	(1)	523
Net change in Sales financing financial assets and debts	-	(1,935)	(6)	(1,941)
Decrease (increase) in working capital [2]	281	70	(37)	314
CASH FLOWS FROM OPERATING ACTIVITIES	**3,544**	**(916)**	**(42)**	**2,586**
Purchases of intangible assets	(1,129)	(3)	-	(1,132)
Purchases of property, plant and equipment [3]	(3,340)	(193)	21	(3,512)
Disposals of property, plant and equipment and intangibles [3]	884	268	-	1,152
Acquisition of investments, net of disposals and other	23	2	-	25
Net decrease (increase) in other securities and loans of the Automobile division [4]	421	-	2	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,141)**	**74**	**23**	**(3,044)**
Cash flows with shareholders	(719)	(14)	1	(732)
Net change in financial liabilities of the Automobile division	966	-	26	992
CASH FLOWS FROM FINANCING ACTIVITIES	**247**	**(14)**	**27**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	**(198)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2-A).

(3) Including impact of leased vehicles:

(€ million)	*Automobile*	*Sales financing*	*Group total*
Purchases of property, plant and equipment	*(969)*	*(165)*	***(1,134)***
Disposals of property, plant and equipment	*685*	*268*	***953***

(4) In 2006, this includes a €135 million gain on the sale of Scania shares.

(€ million)	AUTOMOBILE	SALES FINANCING	INTERDIVISION TRANSACTIONS [1]	CONSOLIDATED TOTAL
2005				
Net income	**3,329**	**313**	**(180)**	**3,462**
Cancellation of unrealised income and expenses:				
- Depreciation and amortisation	2,658	103	(56)	2,705
- Share in net income (loss) of associates	(2,604)	(2)	-	(2,606)
- Dividends received from associates	516	-	-	516
- Other unrealised income and expenses [2]	(28)	191	1	164
Cash flow	**3,871**	**605**	**(235)**	**4,241**
Decrease (increase) in sales financing receivables	-	(1,009)	192	(817)
Net change in Sales financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital [2]	(299)	(45)	(30)	(374)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment [3]	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles [3]	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
Net decrease (increase) in other securities and loans of the Automobile division	274	-	(423)	(149)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,528)**	**(155)**	**(370)**	**(3,053)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial liabilities of the Automobile division	(819)	-	(191)	(1,010)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,319)**	**(180)**	**(11)**	**(1,510)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2-A).

(3) Including impact of leased vehicles:

(€ million)	*Automobile*	*Sales financing*	*Group total*
Purchases of property, plant and equipment	*(900)*	*(231)*	***(1,131)***
Disposals of property, plant and equipment	*670*	*168*	***838***

B – INFORMATION BY GEOGRAPHIC AREA

(€ million)	FRANCE	EUROPE	EUROMED	ASIA-AFRICA	AMERICA	CONSOLIDATED TOTAL
2007						
Revenues	13,105	17,342	4,310	2,757	3,168	**40,682**
Capital expenditure	3,238	598	408	266	134	**4,644**
Property, plant and equipment and intangibles	11,363	2,559	1,751	756	682	**17,111**
Other operating assets (1)	5,130	3,060	813	577	810	**10,390**
2006						
Revenues	13,643	17,950	3,733	2,689	2,317	**40,332**
Capital expenditure	2,961	865	373	283	162	**4,644**
Property, plant and equipment and intangibles	10,928	2,737	1,526	735	662	**16,588**
Other operating assets (1)	4,779	2,941	766	331	637	**9,454**
2005						
Revenues	13,753	18,889	3,396	2,130	2,078	**40,246**
Capital expenditure	2,607	861	362	90	98	**4,018**
Property, plant and equipment and intangibles	10,469	2,778	1,297	546	573	**15,663**
Other operating assets (1)	5,871	3,123	541	272	518	**10,325**

(1) Other operating assets include inventories, Automobile receivables and other current assets.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint-ventures.

7.2.6 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

7.2.6.1 ACCOUNTING POLICIES AND SCOPE OF CONSOLIDATION

1 – APPROVAL OF THE FINANCIAL STATEMENTS

The Renault group's consolidated financial statements for 2007 were finalised at the Board of Directors' meeting of February 12, 2008 and will be submitted for approval by the shareholders at the General Shareholders' Meeting to be held on April 29, 2008.

2 – ACCOUNTING POLICIES

In application of regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2007 are prepared under IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) at December 31, 2007 and adopted by the European Union at the year-end.

A – Changes in accounting policies

The following standards and interpretations which became mandatory from January 1, 2007 and were published in the Official Journal of the European Union at December 31, 2007, have been applied for the first time in 2007:

- IFRS 7, "Financial Instruments: Disclosures".

  In application of this standard, the Group includes the required disclosures in the notes to the financial statements. The classification and valuation of the Group's financial instruments are unaffected by application of IFRS 7;

- Amendment to IAS 1 concerning capital disclosures.

  For application of the amendment to IAS 1, the Group describes its capital management policy (note 19-B);

- IFRIC 7, "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies";
- IFRIC 8, "Scope of IFRS 2 – Share-based payment";
- IFRIC 9, "Reassessment of Embedded Derivatives".

Application of these interpretations has no impact on the financial statements at December 31, 2007.

The Group undertakes no early application of any standard or interpretation, including the following, which were already released at December 31, 2007:

- IFRIC 11 "intra-group and Treasury Share Transactions", mandatory for financial years beginning on or after March 1, 2007;
- IFRS 8 "Operating segments", which replaces IAS 14 "Segment Reporting", mandatory for financial years beginning on or after January 1, 2009.

The Group does not currently expect adoption of these new standards and interpretations to have any significant impact on the financial statements.

The Group has also introduced several new accounting policies in 2007, with the effects described below.

The Renault Group opted in 2007 to recognise actuarial gains and losses in equity as allowed by the amendment to IAS 19. This change of policy has a negative impact on equity of €196 million at December 31, 2007 (€127 million at December 31, 2006 and €166 million at December 31, 2005).

The Group has also reviewed its accounting treatment of certain components of revenues in order to provide a more fair reflection of its transactions:

- sales of raw materials, parts and engines to subcontractors are now considered as a consignment of inventories at subcontractors' premises, and are no longer included in sales. The inventories concerned remain in Group assets until the vehicle is sold to the final customer. This change in presentation results in a €638 million reduction in revenues for 2007 (€498 million for 2006 and €449 million for 2005). There is no impact on operating margin;
- sales of spare parts to dealers to be reinvoiced to the Group through warranty costs are no longer included in sales, but deducted from the cost of sales. This change in presentation results in a €529 million reduction in revenues for 2007 (€658 million for 2006 and €608 million for 2005). There is no impact on operating margin;
- the cost of promotional campaigns offering reduced-interest loans to end-users, previously included in selling, general and administrative expenses, is now charged to sales revenues. This change in presentation results in a €30 million reduction in revenues for 2007 (€40 million for 2006 and €35 million for 2005). There is no impact on operating margin.

In order to clarify certain indicators in the statements of cash flows, net allocations to short-term provisions in those statements are now included with net allocations to long-term provisions in other unrealised income and expenses. This change in presentation has a negative impact of €401 million on cash flow for 2007 (€623 million for 2006 and €229 million for 2005). Cash flows from operating activities were unaffected given that this reclassification is reflected in the change in working capital.

B – Estimates and judgments

In preparing its financial statements, Renault has to make estimates and assumptions that affect the book value of certain assets and liabilities, income and expense items, and the information disclosed in certain notes. Renault regularly revises its estimates and assessments to take account of past experience and other factors deemed relevant in view of the economic circumstances. If changes in these assumptions or circumstances are not as anticipated, the figures reported in Renault's future financial statements could differ from current estimates. The recoverable value of fixed assets and sales financing receivables, deferred taxes and provisions, particularly vehicle warranty provisions (note 2-G) and provisions for pension and other long-term employee benefit obligations (note 20-C), are the principal items that depend on estimates and assumptions

C – Consolidation principles

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group ("subsidiaries"). Jointly controlled companies ("joint-ventures") are proportionately consolidated. Companies in which the Group exercises significant influence ("associates") are included in the financial statements on an equity basis.

Significant intercompany transactions and unrealised internal profits are eliminated.

Non-consolidated companies which fulfil these criteria are recorded as other non-current assets.

None of these companies' individual contributions to consolidated figures exceeds the following:

- revenues: €20 million;
- inventories: €20 million.

Their consolidation would have a negligible impact on the consolidated financial statements, since they are Group-financed entities whose losses, if any, are recognised *via* impairment losses, and which:

- acquire almost all their purchases from Group companies, most of these companies being dealership-type establishments; or
- carry out almost all their sales transactions with Group companies, the principal company concerned being Renault Sport.

D – Presentation of the financial statements

Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs.

The operating margin corresponds to the operating income before other operating income and expenses, which cover:

- restructuring costs and costs relating to workforce adjustment;
- gains or losses on disposal of businesses or operating entities;
- gains or losses on disposal of property, plant and equipment or intangible assets (except vehicle sales);
- unusual items, i.e. income and charges that are unusual in their frequency, nature or amount

Primary segment reporting

Primary segment information is disclosed for the following divisions:

- the Automobile division, comprising the production, sales, and distribution subsidiaries for passenger and light commercial vehicles, automobile service subsidiaries, and the subsidiaries in charge of cash management for these companies;
- the Sales financing division, which the Group considers as an operating activity, carried out by RCI Banque and its subsidiaries for the distribution network and final customers.

Each of these two divisions forms a coherent unit with its own specific risks and returns.

Apart from taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system is included in the tax expense of the Automobile division.

Assets and liabilities are specific to each division. Receivables assigned by the Automobile division to the sales financing companies are treated as operating assets by the assignee when the risks and benefits are substantially transferred.

Vehicles for which the Automobile division has a repurchase commitment are included in the division's assets. When these vehicles are financed by the Sales financing division, the Sales financing division recognises a receivable on the Automobile division.

Secondary segment reporting

Secondary segment information is disclosed by geographic area, as defined in the Renault Commitment 2009 growth plan.

Current and non-current assets and liabilities

Sales financing receivables, other securities, derivatives, loans and financial liabilities of the Sales financing division (other than redeemable shares and subordinated loans) are considered as current assets and liabilities, as they are used in the division's normal business cycle.

For the Automobile division, in addition to items directly related to the business cycle, all assets and liabilities maturing within one year are classified as current.

E – Translation of the financial statements of foreign companies

The Group's presentation currency is the euro.

For foreign companies, the functional currency is generally the local currency. In cases where most transactions are carried out in a different currency, that currency is adopted as the functional currency.

To determine whether a country is in hyperinflation, the Group refers to the list published by the AICPA (American Institute of Certified Public Accountants) Task Force. In 2007, this list included none of the countries where Renault has significant business activity.

Foreign companies' accounts are established in their functional currency, and subsequently translated into the Group's presentation currency as follows:

- balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the closing rate of exchange;
- income statement items are translated at the average exchange rate for the period;
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

Goodwill and valuation adjustments generated by a business combination with a foreign company are treated as an asset or liability of the entity acquired, as appropriate.

When a foreign company is sold, the translation adjustments recorded in shareholder's equity in respect of its assets and liabilities are taken to income.

F – Translation of foreign currency transactions

Transactions undertaken in a currency other than the functional currency of the entity concerned are initially translated to and recorded in the functional currency, using the rate applicable at the transaction date.

For financial reporting purposes, monetary items in currencies other than the functional currency are translated at the closing rate. All resulting foreign exchange differences are recognised in the income statement, except for foreign exchange gains and losses on debts, receivables, and financial instruments designated as hedges of the net investment in a foreign entity (note 2-V).

- translation adjustments related to financial operations by the Automobile division are included in the net financial income;
- other translation adjustments are included in the operating margin.

Derivatives are measured and recorded as described in note 2-V.

G – Revenues and margin

Revenues comprise all proceeds from sales of the Group's automobile products, services related to these sales, and the various sales financing products marketed by the Group's companies to their customers.

Sales of goods and services and margin recognition

Sales and margin recognition

Sales of goods are recognised when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognised immediately for normal sales by the Automobile division, including sales with associated financing contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognised when the vehicle is covered by an operating lease from a Group finance company or the Group has made a buy-back commitment, when the term of the contract covers an insufficient portion of the vehicle's useful life.

In such cases, the transactions are recorded as operating leases and included in sales of services. The difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the period the vehicle is at the customer's disposal. The production cost for the new vehicle concerned is recorded in inventories for contracts of less than one year, or included in property, plant and equipment under vehicles leased to customers when the contracts exceed one year. The sale of the vehicle as second-hand at the end of the lease gives rise to recognition of sales revenue and the related margin. As soon as a loss is expected on the resale, a provision (if the vehicle is in inventories) or additional depreciation (if the vehicle is included in property, plant and equipment) is recognised to cover the loss.

Sales incentive programmes

When based on the volume or price of the products sold, the cost of these programmes is deducted from revenues when the corresponding sales are recorded. Otherwise, the cost is included in selling, general and administrative expenses. If programmes are approved after the sales, a provision is established when the decision is made.

The Group sometimes organises promotional campaigns offering reduced-interest loans to end-users. The cost of these operations is deducted from sales. This expense is recognised immediately when the rates offered cannot cover refinancing and administration costs, and spread over the duration of the loan otherwise.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. In the event of product recalls relating to incidents that come to light after the vehicle has been put on the market, provisions are established to cover the costs involved as soon as the decision to undertake the recall campaign has been made. Amounts claimed from suppliers are deducted from the warranty expense when it is considered practically certain they will be recovered.

Services related to sales of automobile products

Renault offers its customers extended warranty and maintenance contracts, the income and margin on which are recognised over the period covered by the contract.

Sales financing revenues and margin recognition

Sales financing revenues

Sales financing revenues are generated by financing operations for sales of vehicles to dealers and end-users. These financing operations take the form of loans from the Sales financing division companies, and are carried in the balance sheet at amortised cost under the effective tax rate method, less any impairment. Income on these contracts is calculated so as to give a constant interest rate over the period, and is included in sales revenues.

Sales financing costs

The costs of sales financing are considered as operating expenses and included in the operating margin. They mainly comprise interest incurred by sales financing companies to refinance their customer transactions, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), and the cost of risks other than those relating to refinancing of receivables.

Commissions payable to business intermediaries

Commissions are treated as external distribution costs, and therefore deferred as contract acquisition costs, so as to give a constant interest rate over the term of the financing contracts.

Impaired receivables

Impairment for credit risk is recognised to cover the risk of non-recovery of receivables. When there is objective evidence of a loss of value (payments overdue, deterioration in the financial position, litigation procedures, etc) for an individual receivable, impairment is determined on an individual basis (using a statistical or case-by-case approach). Otherwise, a collectively-based provision may be recorded (for example in the event of unfavourable developments in a macro-economic and/or segment indicator associated with otherwise sound receivables).

Impairment for country risk is determined based on assessment of the transfer risk (related to the future solvency of each country in the base affected by the impairment) or the systemic credit risk to which debtors are exposed (in the event of long-term continuous deterioration in the economic and general environment of the countries included in the base).

H – Financial income (expense)

Interest income and expenses are recognised under the effective interest rate method, whereby interest and transaction costs are spread on an actuarial basis over the duration of the loan or borrowing.

Interest income and expenses include accrued interest on interest rate derivatives used in fair value and cash flow hedging (when this income or expense is transferred from equity). Changes in the fair value of interest rate derivatives, excluding accrued interest, are included in other financial income and expenses.

Other financial income and expenses also include changes in the fair value of redeemable shares.

I – Income tax

The Group recognises deferred taxes for all temporary differences between the tax and book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated at the latest tax rate enacted at the closing date applicable to the period when temporary differences are reversed. Each individual fiscal entity (legal entity, establishment or group of entities that pays tax to the tax administration) that is authorised to offset its current tax assets and liabilities reports deferred tax assets and liabilities net. Valuation allowances are established for deferred tax assets according to the probability of future recovery.

For fully consolidated companies, a deferred tax liability is recorded in respect of dividend distributions likely to be made by the Group.

For joint-ventures and associates, a deferred tax liability on dividend distributions is booked for all differences between the book value and fiscal value of shares held.

Tax credits that can only be used against a taxable profit are recorded as a deduction from the income tax payable. Tax credits that are recoverable regardless of whether the company makes a taxable profit are set against the relevant nature of expense.

J – Intangible assets

Goodwill

Goodwill recorded upon acquisitions of investments in subsidiaries, joint-ventures or associates corresponds to the difference at acquisition date between the purchase price of the shares (including acquisition expenses) and the share in the fair value of assets and liabilities acquired.

Goodwill is not amortised, but impairment tests are carried out at least annually or whenever there is evidence of loss of value. After initial recognition, goodwill is stated at cost less accumulated impairment. Any impairment losses on goodwill are included in the operating margin.

Goodwill relating to associates is included in the balance sheet line "investments in associates". In the event of impairment, an impairment loss is booked and included in the consolidated income statement via the share in net income (loss) of associates.

Acquisitions of additional investments in controlled companies and put options to buy out minority interests are treated as equity transactions. The positive or negative difference between the cost of acquiring shares (including acquisition expenses) and the book value of the minority interests acquired is recorded in shareholders' equity. The minority interests concerned by the put options are stated at present value and reclassified as liabilities in the balance sheet.

Research and development expenses

Development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalised as intangible assets. They are amortised on a straight-line basis from the date of approval for production, over the expected market life of the vehicle or part, up to a maximum period of seven years. Capitalised development expenses mainly comprise the cost of prototypes, the cost of studies invoiced by external firms, and a share of overheads dedicated exclusively to development activities.

Expenses incurred before the formal approval of product development are recorded as costs in the period they are incurred, in the same way as research expenses. Expenses incurred after the start of mass production are treated as production costs.

K – Property, plant and equipment

The gross value of property, plant and equipment corresponds to historical acquisition or production cost.

Design and preparation expenses are included in the asset's production cost.

Borrowing costs borne during the final preparation of the assets for use are charged to expenses for the period they are incurred, and are not included in the value of the asset.

Investment subsidies received are deducted from the gross value of the assets concerned.

Subsequent expenses for property, plant and equipment, except those incurred to increase productivity or prolong the life of an asset, are charged to expenses as incurred.

Assets used by the Group under finance leases are treated as assets financed by credit.

Vehicles leased to customers are vehicles under lease from a Group finance company, for which the Group has a repurchase commitment, or vehicles sold under an agreement including a buy-back clause covering more than one year (note 2-G).

Depreciation

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings (1)	15 to 30 years
Specific tools	2 to 7 years
Machinery and other tools (other than press lines)	5 to 15 years
Press lines	20 to 30 years
Other tangible assets	4 to 6 years

(1) Buildings in use before 1987 are depreciated over a period of up to 40 years.

Useful lives are regularly reviewed, and accelerated depreciation is recorded when an asset's useful life becomes shorter than the initially expected period of use, particularly when it is decided to withdraw a vehicle or part from the market.

L – Impairment of assets

Significant unfavourable developments on the markets in which Renault operates, or significant changes that adversely affect the circumstances and manner of use of an asset, are the principal indications that an asset is impaired.

The recoverable value of assets is assessed at the level of each division. For the Automobile division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit that produces independent cash flows.

The recoverable value is the higher of an asset's value in use and its net fair value. Value in use is determined based on the discounted value of future cash flows expected from use of the assets. These future cash flows are derived from the business plan established and validated by Management, founded on assumptions including the estimated shares of markets in which the Group operates, and developments in product sale prices and the cost of purchased components and raw materials. The pre-tax discount rate used is the average weighted cost of capital as determined by Renault. For the year reported here (2007) and the areas covered it is 10.1%, plus a risk premium for zones outside Europe.

When recoverable value is lower than net book value, impairment equivalent to the difference is recorded against the assets concerned and in the operating margin.

M – Non-current assets or groups of assets held for sale

Assets held for sale are non-current assets or groups of assets that are available for sale (and do not require significant work to prepare them for sale) and very likely to be sold.

Non-current assets or groups of assets considered to be held for sale are measured and recorded at the lower of net book value or fair value less selling costs. No further depreciation or amortisation is recorded once an asset is classified as held for sale (or included in a group of assets held for sale). These assets are reported on a specific line of the balance sheet.

N – Inventories

Inventories are stated at the lower of cost or net realisable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Inventories are valued under the FIFO (First In First Out) method.

When the net realisable value is lower than the value under the FIFO method, impairment equal to the difference is recorded.

O – Assignment of receivables

Receivables assigned to third parties (through securitisation or discounting) are removed from Group assets when the associated risks and benefits are also substantially transferred to the third parties in question.

The same treatment applies to assignments between the Automobile and Sales financing divisions. The resulting receivables and liabilities are recorded as operating items.

P – Treasury shares

Treasury shares, including those held for the purposes of stock option plans awarded to Group managers and executives, are recorded at acquisition cost and deducted from Group shareholders' equity until the date of sale.

The sale price is directly included in consolidated shareholders' equity, and transferred to cash and cash equivalents once payment has been received. Consequently, no gain or loss on treasury shares is included in the net income for the period.

Q – Stock option plans/Free share attribution plans

The Group awards stock option plans (purchase and subscription options) and share attribution plans, all for Renault shares. The grant date is the date at which beneficiaries are informed of the decision to grant these options or shares, and the terms of the relevant plans. For plans subject to performance conditions, an estimate of achievement of those conditions is taken into account in determining the number of options or free shares attributed. This estimate is reviewed annually based on changes in the probability of performance condition achievement. The final fair value of services rendered in return for attribution of options or free shares is measured by reference to the fair value of those options or shares at their grant date, using a binomial mathematical model. Entitlements to attribution of free shares are valued based on the share value at grant date less dividends expected during the vesting period.

The fair value is spread on a straight-line basis over the vesting period for the relevant plan. The cost is included in personnel expenses, with a corresponding adjustment to consolidated reserves. When the option is exercised, the cash amount received by the Group in settlement of the exercise price is booked in cash and cash equivalents, with a corresponding adjustment to consolidated reserves.

In compliance with IFRS 2's transitional measures, only plans beginning after November 7, 2002 concerning options unvested at January 1, 2005 have been valued and recorded as described above.

R – Provisions

Pensions and other long-term employee benefit obligations

The Group's payments for defined-contribution benefit plans are recorded as expenses for the relevant period.

For defined-benefit plans concerning post-employment benefits, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

The future payments for employee benefits are measured on the basis of future salary increases, retirement age, mortality and length of employment with the company, and are discounted at a rate determined by reference to yields on long-term high quality corporate bonds of a duration corresponding to the estimated duration of the benefit plan concerned.

The unrecognised actuarial gains and losses resulting from revisions of the underlying assumptions are included in equity, as allowed under the option contained in the amendment to IAS 19 (see note 2-A).

The net expense for the year, corresponding to the sum of the current period service costs, the discount cost less the expected return on fund assets and a portion of deferred past service costs, is charged in full to the operating margin.

Restructuring measures/Termination benefits

The estimated cost of restructuring and the cost of workforce adjustment measures is recognised as soon as a detailed plan has been defined and is either announced or in progress.

S – Financial assets

The Group recognises a financial asset when it becomes a party to the contractual provisions of the instrument.

Financial assets comprise investments in non-controlled companies in which Renault does not exercise significant influence, securities, loans, and derivative assets related to financial transactions (note 2-V).

These instruments are presented as non-current assets, apart from those maturing within 12 months of the closing date, which are classified as current assets or cash equivalents as appropriate.

Securities: investments in non-controlled companies in which Renault does not have significant influence

Dividends from such companies are recorded in the year of distribution.

These investments are considered to be "available for sale", and are accordingly stated at their fair value at the financial reporting date, with any changes in fair value included directly in consolidated reserves. The amounts recorded in consolidated reserves are transferred to the income statement upon disposal of the investment.

Impairment is calculated and recognised in the income statement when there is objective evidence that these investments are impaired. One indicator providing objective evidence of impairment is a significant or prolonged fall in the fair value of investments below their acquisition cost.

The fair values of such investments are determined by reference to the market price when possible.

Securities that do not represent a share in another entity's capital

These securities are short-term investments undertaken as part of the Group's cash surplus management policy, and are initially stated at fair value.

The valuation methods and subsequent accounting treatment vary according to whether such securities are considered "available for sale" or designated from the outset as "assets stated at fair value through profit or loss". The relevant category is determined on a case-by-case basis and depends on the underlying management strategy. Securities intended for sale in the short term are classified as "assets stated at fair value through profit or loss"; all other securities are classified as "available for sale".

Securities intended for sale in the short term are stated at fair value at the reporting date, with changes in fair value taken to income.

Available-for-sale securities are stated at fair value at the reporting date, and changes in this fair value are recorded directly in equity. The amounts included in equity are taken to income upon derecognition of the asset. Impairment losses are recorded in the income statement when there is objective evidence of significant long-term depreciation in value.

Fair values of securities are mainly determined by reference to the market price.

Loans

Loans include interbank loans for investment of cash surpluses and loans to non-controlled companies in which Renault holds investments.

Loans are initially recognised at fair value, plus directly attributable transaction costs.

At each closing date, loans are valued at amortised cost. Impairment is recognised in the income statement when there is objective evidence of depreciation in value caused by an event that occurred after the initial recognition of the asset.

T – Cash and cash equivalents

Cash includes cash on hand and bank deposits, with the exception of bank overdrafts, which are included in financial liabilities.

Cash equivalents are investments held for the purpose of meeting short-term cash commitments. For an investment to qualify as a cash equivalent, it must be readily convertible for a known amount of cash and be subject to an insignificant risk of change in value.

U – Financial liabilities and sales financing debts

The Group recognises a financial liability (for the Automobile division) or a sales financing debt when it becomes a party to the contractual provisions of the instrument.

Financial liabilities and sales financing debts comprise redeemable shares, bonds, other interest-bearing borrowings and derivative liabilities related to financial transactions (note 2-V).

Redeemable shares

In accordance with IAS 39, the Group considers that the variable interest on redeemable shares is an embedded derivative which cannot be valued separately. Consequently, the Group has stated all its redeemable shares at fair value. For these shares, fair value is equal to market value. Changes in fair value are recorded in financial income and expenses.

Bonds and other interest-bearing borrowings

Bonds and other interest-bearing borrowings are initially recorded at fair value, less any directly attributable transaction costs.

At each reporting date, apart from specific hedge accounting methods (note 2-V), these financial liabilities are restated at amortised cost using the effective interest rate method. The financial expense calculated in this way includes issuance expenses and issuance or redemption premiums, together with the impact of debt renegotiations when the old and new terms are not substantially different.

Renegotiations of the terms of borrowings and similar operations are recorded as an extinction of the former liability with recognition of a new liability only if there are substantial differences between the old and new terms. When this is the case, the costs borne for renegotiation are included in the financial expenses for the period during which the negotiation takes place.

V – Derivatives and hedge accounting

Measurement and presentation

Derivatives are initially recognised at fair value. This fair value is subsequently reviewed at each closing date.

- The fair value of forward exchange contracts is based on market conditions. The fair value of currency swaps is determined by discounting future cash flows, using closing-date market rates (exchange and interest rates);
- The fair value of interest rate derivatives is the amount the Group would receive (or pay) to settle outstanding contracts at the closing date, taking into account any unrealised gains or losses based on current interest rates and the quality of the counterparty to each contract at the closing date. This fair value includes accrued interest;
- The fair value of commodity derivatives is based on market conditions.

The Automobile division's derivatives are reported in the balance sheet as current if they mature within 12 months and non-current otherwise. All Sales financing division derivatives are reported in the balance sheet as current.

Hedge accounting

The treatment of derivatives designated as hedging instruments depends on the type of hedging relationship:

- fair value hedge;
- cash flow hedge;
- hedge of a net investment in a foreign operation.

The Group identifies the hedging instrument and the hedged item as soon as the hedge is set up, and documents the hedging relationship, stating the hedging strategy, the risk hedged and the method used to assess the hedge's effectiveness. This documentation is subsequently updated, such that the effectiveness of the designated hedge can be demonstrated.

Hedge accounting uses specific measurement and recognition methods for each category of hedge.

- Fair value hedges: the hedged item is adjusted to fair value in view of the risk hedged and the hedging instrument is recorded at fair value. As changes in these items are recorded in the income statement simultaneously, only the ineffective portion of the hedge has an impact on net income. It is recorded in the same income statement item as changes in the fair value of the hedged item and the hedging instrument.
- Cash flow hedges: no adjustment is made to the value of the hedged item; only the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement when the hedged item has an impact on net income.
- Hedge of a net investment in a foreign operation: the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged exchange risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement at the date of liquidation or sale of the investment. The interest rate component of financial instruments used to hedge the investment in Nissan (forward sales and fixed/fixed cross currency swaps) is treated as an ineffective portion and consequently recorded directly in financial income and expenses.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognised directly in financial income, except in the case of derivatives entered into exclusively for reasons closely related to business operations. In this case, changes in the fair value of derivatives are included in the operating margin.

3 – CHANGES IN THE SCOPE OF CONSOLIDATION

	AUTOMOBILE	SALES FINANCING	TOTAL
Number of companies consolidated at December 31, 2005	**122**	**48**	**170**
Newly consolidated companies (acquisitions, formations, etc)	35	2	37
Deconsolidated companies (disposals, mergers, liquidations, etc)	(4)	(1)	(5)
Number of companies consolidated at December 31, 2006	**153**	**49**	**202**
Newly consolidated companies (acquisitions, formations, etc)	3	1	4
Deconsolidated companies (disposals, mergers, liquidations, etc)	(7)	(8)	(15)
Number of companies consolidated at December 31, 2007	**149**	**42**	**191**

The main newly consolidated entities are the following.

2007

Somaca (Société marocaine de construction) was first consolidated at January 1, 2007 after Renault brought its investment in the company to 80% through successive acquisitions of shares.

Under an agreement with the Japanese group NTN, Renault sold 35% of the capital of SNR on March 31, 2007. In application of this agreement, Renault has deconsolidated its investment in SNR.

In July 2007, the Group raised its interest in Renault Financial Services Ltd. (RFS) from 50% to 100% and now fully consolidates the investment (which was proportionately consolidated up to the date of the transaction). This generated goodwill of €32 million.

2006

Renault Pars (Iran) has been consolidated since January 1, 2006. This company is 51% owned by Renault and 49% owned by the Iranian company AID co, an entity set up by IDRO (Industrial Development & Renovation Organization, a state-owned Iranian body in charge of the automotive industry) and Iran's two leading automakers, Iran Khodro and SAIPA. Renault Pars holds the Logan license, and is responsible for engineering, purchasing and logistics, coordination of sales policy, marketing and after-sales services. Iran Khodro and SAIPA will manufacture and sell the Logan.

At January 1, 2006, 24 dealers in Europe (located in Belgium, the Czech republic, Luxembourg, Poland, Portugal, and Switzerland) were also consolidated for the first time.

Minority interests in the holding company COFAL were acquired at the end of 2006. The main effect of this operation was to bring Renault's percentage ownership of Renault do Brasil and Renault Argentina to 100%.

7.2.6.2 INCOME STATEMENT

4 – REVENUES

A – 2006 Revenues applying 2007 Group structure and methods

(€ million)	AUTOMOBILE	SALES FINANCING	TOTAL
2006 revenues as published	39,605	1,923	41,528
Changes of method [1]	(1,196)	-	(1,196)
Changes in scope of consolidation	(351)	(12)	(363)
2006 revenues applying 2007 Group structure and methods	38,058	1,911	39,969
2007 REVENUES	38,679	2,003	40,682

(1) Changes of accounting method concern transactions related to subcontracting agreements, sales of spare parts in connection with customer warranties and the cost of promotional campaigns offering reduced-interest loans. A more detailed description of these changes is contained in note 2-A.

B – Breakdown of revenues

(€ million)	2007	2006	2005
Sales of goods	37,104	37,020	36,976
Sales of services [1]	2,086	1,881	1,910
Sales of goods and services	39,190	38,901	38,886
Income on customer financing	1,053	997	909
Income on leasing and similar operations	439	434	451
Sales financing revenues	1,492	1,431	1,360
REVENUES	40,682	40,332	40,246

(1) Including €511 million generated by the Sales Financing division in 2007 (€492 million in 2006 and €520 million in 2005).

C – Vehicle rental income

Rental income recorded by the Group in connection with vehicle sales with a repurchase commitment or vehicle rentals totalled €638 million in 2007 (€612 million in 2006 and €670 million in 2005). This income is included in sales of services.

5 – COST OF SALES FINANCING

(€ million)	2007	2006	2005
New impairment	(291)	(269)	(269)
Recovery of impairment	240	255	194
Forgiveness of debt and other net credit losses	(103)	(127)	(89)
Net credit losses	(154)	(141)	(164)
Income on cash investments	294	174	206
Refinancing expenses	(1,261)	(1,018)	(968)
Other sales financing costs	(967)	(844)	(762)
COST OF SALES FINANCING	(1,121)	(985)	(926)

6 – OPERATING MARGIN: DETAILS OF INCOME AND EXPENSES BY NATURE

A – Personnel expenses

	2007	2006	2005
Personnel expenses (€ million)	5,962	5,948	5,782
Workforce at December 31	133,854	134,236	132,831

Personnel expenses include €113 million for pensions and other long-term benefits paid out to employees in 2007 (€114 million in 2006 and €131 million in 2005).

B – Share-based payments

Share-based payments exclusively concern stock options and free shares granted to personnel. These generated personnel expenses of €62 million in 2007 (€41 million in 2006 and €18 million in 2005).

The plan valuation method is presented in note 19-H.

C – Rental expenses

Property rents amounted to approximately €300 million in 2007 (stable compared to 2006 and 2005).

D – Foreign exchange gains/losses

In 2007, the operating margin included a net foreign exchange loss of €56 million (compared to a net foreign exchange loss of €13 million in 2006 and a gain of €27 million in 2005).

7 – OTHER OPERATING INCOME AND EXPENSES

(€ million)	2007	2006	2005
Restructuring and workforce adjustment costs and provisions	(143)	(241)	(109)
Gains and losses on disposal of businesses or operating entities	(63)	(59)	119
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	86	109	148
Unusual items	4	5	33
TOTAL	(116)	(186)	191

A – Restructuring and workforce adjustment costs and provisions

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels, particularly in Spain in 2006.

B – Gains and losses on disposal of businesses or operating entities

Gains and losses on sales of businesses or operating entities include a gain of €150 million in 2005 on the sale of Renault's 17.88% investment in Nissan Diesel Motors Co. Ltd.

C – Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)

Most of the gain on disposal of property, plant and equipment and intangible assets results from sales of land (in Spain and France) during the years presented.

8 – FINANCIAL EXPENSE

Other financial income and expenses comprise:

(€ million)	2007	2006	2005
Change in fair value of redeemable shares (note 24-A)	53	(31)	(271)
Other	124	202	39
TOTAL	177	171	(232)

Foreign exchange gains and losses included under "Other" represented a net loss of €4 million in 2007 (compared to a net gain of €18 million in 2006 and a loss of €8 million loss in 2005).

In 2006, "Other" included a €135 million profit on the sale of Scania shares.

9 – CURRENT AND DEFERRED TAXES

As Renault SA elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this is the regime applicable to the Group in which Renault SA is taxed in France.

The Renault group also applies other optional tax consolidation systems in Germany, Spain, the UK, the Netherlands and Portugal.

A – Current and deferred tax expense

Breakdown of the tax charge

(€ million)	2007	2006	2005
Current income taxes	(313)	(341)	(305)
Deferred tax credits (charges)	58	86	(26)
CURRENT AND DEFERRED TAXES	(255)	(255)	(331)

In 2007, €323 million of current income taxes were generated by foreign entities (€269 million in 2006 and €253 million in 2005).

The amount of deferred taxes reported in the income statement includes a €12 million charge resulting from tax rate changes during 2007 (tax rate changes generated income of €16 million in 2006 and an expense of €7 million in 2005).

Current taxes paid by the Group during 2007 totalled €243 million (€309 million in 2006 and €430 million in 2005).

B – Reconciliation between the French corporate income tax rate and the Group's effective tax rate

	2007	2006	2005
French tax rate	34.4%	34.4 %	34.9 %
Effect of differences between local rate and the French rate	(5.7%)	(8.3%)	(2.4%)
Tax credits	(6.6%)	(7.6%)	(9.1%)
Deferred tax liabilities on net income (distributed or undistributed) of associates	1.9%	4.3 %	3.8 %
Change in unrecognised deferred tax assets	1.3%	(0.6%)	(0.6%)
Other impacts (1)	(5.9 %)	5.0 %	1.3 %
Effective tax rate before share in net income of associates	**19.4%**	**27.2 %**	**27.9 %**

(1) Other impacts mainly comprise: permanent differences, income subject to reduced tax rates and the cost of tax reassessments.

The effective tax rate for 2007 (excluding the impact of Renault's shares in net income of associates) was 19% (27% in 2006 and 28% in 2005), largely due to the reimbursement of Italian tax credits and recognition of certain deferred tax assets on loss carryforwards in Brazil and Argentina, due to the continuing improvement in profitability prospects in those countries.

C – Breakdown of net deferred taxes

C1 – Change in deferred tax assets and liabilities

(€ million)	2007	2006
Deferred tax assets	313	355
(Deferred tax liabilities)	(251)	(231)
Net deferred tax assets (liabilities) at January 1	**62**	**124**
Deferred tax income (expense) for the period	58	86
Change in deferred taxes included in equity[(1)]	(30)	(158)
Translation adjustments	(5)	-
Change in scope of consolidation and other	17	10
Net deferred tax assets (liabilities) at December 31	**102**	**62**
Including: deferred tax assets	*220*	*313*
(deferred tax liabilities)	*(118)*	*(251)*

(1) Mainly related to changes in the financial instrument revaluation reserve, actuarial gains and losses, and the effect of the hedge of the investment in Nissan.

C2 – Breakdown of net deferred tax assets by nature

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Deferred taxes on:			
Investments in associates	(84)	(83)	(72)
Fixed assets	(1,577)	(1,372)	(1,240)
Provisions and other expenses or valuation allowances deductible upon utilisation	762	808	943
Loss carryforwards	1,195	969	762
Other	457	340	378
Net deferred tax assets (liabilities)	**753**	**662**	**771**
Unrecognised deferred tax assets (note 9-C3)	(651)	(600)	(647)
NET DEFERRED TAX ASSETS (LIABILITIES) REPORTED	**102**	**62**	**124**

C3 – Breakdown of unrecognised net deferred tax assets, by expiry

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Net deferred tax assets that can be carried forward indefinitely	509	492	458
Other net deferred tax assets expiring in more than 5 years	12	5	22
Other net deferred tax assets expiring between 1 and 5 years	54	60	87
Other net deferred tax assets expiring within 1 year	76	43	80
TOTAL UNRECOGNISED NET DEFERRED TAX ASSETS	**651**	**600**	**647**
Including:			
deferred taxes on tax loss carryforwards	*547*	*545*	*535*
other deferred taxes	*104*	*55*	*112*

10 – BASIC AND DILUTED EARNINGS PER SHARE

Renault's basic earnings per share and diluted earnings per share are calculated by dividing Renault's share of net income by the relevant number of shares.

The number of shares used to calculate the basic earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralisation of treasury shares and Renault shares held by Nissan.

(in thousands of shares)	2007	2006	2005
Shares in circulation	284,937	284,937	284,937
Treasury shares	(6,897)	(8,500)	(10,176)
Shares held by Nissan x Renault's share in Nissan	(19,419)	(19,443)	(19,584)
Number of shares used to calculate basic earnings per share	**258,621**	**256,994**	**255,177**

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used to calculate the basic earnings per share plus the number of dilutive stock options and dilutive rights to free share attribution.

(in thousands of shares)	2007	2006	2005
Number of shares used to calculate basic earnings per share	258,621	256,994	255,177
Number of dilutive stock options and free share attribution rights	3,741	3,096	2,165
Number of shares used to calculate diluted earnings per share	**262,362**	**260,090**	**257,342**

7.2.6.3 OPERATING ASSETS AND LIABILITIES, SHAREHOLDERS' EQUITY

11 – INTANGIBLE ASSETS

A – Intangible assets at December 31

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Capitalised development expenses	6,301	5,403	4,647
Goodwill	300	278	247
Other intangible assets	300	280	301
Intangible assets, gross	**6,901**	**5,961**	**5,195**
Amortisation of capitalised development expenses	(2,641)	(2,341)	(2,030)
Amortisation of other intangible assets	(204)	(198)	(193)
Amortisation and impairment	**(2,845)**	**(2,539)**	**(2,223)**
INTANGIBLE ASSETS, NET	**4,056**	**3,422**	**2,972**

Most goodwill is in Europe.

B – Changes during the year

(€ million)	GROSS VALUE	AMORTISATION AND IMPAIRMENT	NET VALUE
Value at December 31, 2005	**5,195**	**(2,223)**	**2,972**
Acquisitions (note 27-C)/ (amortisation)	1,132	(697)	435
(Disposals)/reversals	(381)	379	(2)
Translation adjustment	(13)	2	(11)
Change in scope of consolidation and other	28	-	28
Value at December 31, 2006	**5,961**	**(2,539)**	**3,422**
Acquisitions (note 27-C)/ (amortisation)	1,348	(724)	624
(Disposals)/reversals	(401)	399	(2)
Translation adjustment	(40)	11	(29)
Change in scope of consolidation and other	33	8	41
Value at December 31, 2007	**6,901**	**(2,845)**	**4,056**

Acquisitions of intangible assets in 2007 comprise €1,237 million of self-produced assets and €111 million of purchased assets (respectively €976 million and €156 million in 2006 and €834 million and €46 million in 2005).

C – Research and development expenses included in income

(€ million)	2007	2006	2005
Research and development expenses	(2,462)	(2,400)	(2,264)
Capitalised development expenses	1,287	1,091	833
Amortisation of capitalised development expenses	(675)	(654)	(603)
TOTAL	**(1,850)**	**(1,963)**	**(2,034)**

12 – PROPERTY, PLANT AND EQUIPMENT

A – Property, plant and equipment at December 31

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Land	613	645	612
Buildings	5,571	5,422	5,200
Specific tools	8,143	7,675	7,064
Machinery and other tools	11,938	11,605	11,799
Vehicles leased to customers	2,246	2,308	2,240
Other tangibles	718	830	970
Construction in progress	1,232	1,718	1,086
Property, plant and equipment, gross	**30,461**	**30,203**	**28,971**
Land and buildings	(2,430)	(2,304)	(2,228)
Specific tools	(5,947)	(5,732)	(5,141)
Machinery and other tools	(7,867)	(7,675)	(7,480)
Vehicles leased to customers	(578)	(632)	(654)
Other tangibles	(584)	(694)	(777)
Depreciation	**(17,406)**	**(17,037)**	**(16,280)**
PROPERTY, PLANT AND EQUIPMENT, NET	**13,055**	**13,166**	**12,691**

B – Changes during the year

Changes during 2007 in property, plant and equipment were as follows:

(€ million)	DECEMBER 31, 2006	ACQUISITIONS/ (DEPRECIATION)	(DISPOSALS)/ REVERSALS	TRANSLATION ADJUSTMENTS	CHANGE IN SCOPE OF CONSOLIDATION AND OTHER	DECEMBER 31, 2007
Land	645	23	(28)	(10)	(17)	613
Buildings	5,422	316	(129)	(43)	5	5,571
Specific tools	7,675	1,229	(677)	(79)	(5)	8,143
Machinery and other tools	11,605	1,096	(457)	(48)	(258)	11,938
Vehicles leased to customers	2,308	1,005	(1,126)	(20)	79	2,246
Other tangibles	830	35	(130)	(7)	(10)	718
Construction in progress (1)	1,718	(426)	-	(14)	(46)	1,232
Property, plant and equipment, gross	**30,203**	**3,278**	**(2,547)**	**(221)**	**(252)**	**30,461**
Land	-	-	-	-	-	-
Buildings	(2,304)	(266)	103	13	24	(2,430)
Specific tools	(5,732)	(841)	671	39	(84)	(5,947)
Machinery and other tools	(7,675)	(875)	395	17	271	(7,867)
Vehicles leased to customers	(632)	(124)	215	6	(43)	(578)
Other tangibles	(694)	(35)	137	4	4	(584)
Construction in progress	-	-	-	-	-	-
Depreciation	**(17,037)**	**(2,141)**	**1,521**	**79**	**172**	**(17,406)**
Land	645	23	(28)	(10)	(17)	613
Buildings	3,118	50	(26)	(30)	29	3,141
Specific tools	1,943	388	(6)	(40)	(89)	2,196
Machinery and other tools	3,930	221	(62)	(31)	13	4,071
Vehicles leased to customers	1,676	881	(911)	(14)	36	1,668
Other tangibles	136	-	7	(3)	(6)	134
Construction in progress (1)	1,718	(426)	-	(14)	(46)	1,232
Property, plant and equipment net	**13,166**	**1,137**	**(1,026)**	**(142)**	**(80)**	**13,055**

(1) Construction in progress is reported in the "acquisitions/depreciation" column.

Changes during 2006 in property, plant and equipment were as follows:

(€ million)	GROSS VALUE	DEPRECIATION	NET VALUE
Value at December 31, 2005	**28,971**	**(16,280)**	**12,691**
Acquisitions (note 27-C)/(depreciation)	3,577	(2,139)	1,438
(Disposals)/reversals	(2,480)	1,420	(1,060)
Translation adjustment	(22)	31	9
Change in scope of consolidation and other	157	(69)	88
Value at December 31, 2006	**30,203**	**(17,037)**	**13,166**

13 – INVESTMENT IN NISSAN

A – Nissan consolidation method

Renault holds 44.3% ownership in Nissan. Renault and Nissan have chosen to develop a unique type of alliance between two distinct companies with common interests, uniting forces to achieve optimum performance. The Alliance is organised so as to preserve individual brand identities and respect each company's corporate culture.

Consequently:

- Renault does not hold the majority of Nissan voting rights;
- the terms of the Renault-Nissan agreements do not entitle Renault to appoint the majority of Nissan directors, nor to hold the majority of voting rights at meetings of Nissan's Board of Directors; at December 31, 2007 as in 2006 and 2005, Renault supplied 4 of the total 9 members of Nissan's Board of Directors;
- Renault-Nissan b.v., owned 50% by Renault and 50% by Nissan, is the Alliance's joint decision-making body for strategic issues concerning either group individually. Its decisions are applicable to both Renault and Nissan. This entity does not enable Renault to direct Nissan's financial and operating strategies, and cannot therefore be considered to represent contractual control by Renault over Nissan. The matters examined by Renault-Nissan b.v. since it was formed have remained strictly within this contractual framework, and are not an indication that Renault exercises control over Nissan;
- Renault can neither use nor influence the use of Nissan's assets in the same way as its own assets;
- Renault provides no guarantees in respect of Nissan's debt.

In view of this situation, Renault is considered to exercise significant influence in Nissan, and therefore uses the equity method to include its investment in Nissan in the consolidation.

B – Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo stock exchange), after adjustments for the requirements of the Renault consolidation.

Nissan publishes consolidated financial statements quarterly, and annually at March 31. For the purposes of the Renault consolidation, Nissan results are included in line with the Renault calendar (the results for the period January to December are consolidated in Renault's annual financial statements). The three-month difference in Nissan's consolidation of certain entities in its group (mainly in Europe and Mexico) has been absorbed over 2007. This has given rise to a profit of some €50 million, included in Nissan's contribution to Renault's net income for 2007.

Following Nissan's equity transactions, Nissan held 2.7% of its own shares at December 31, 2007, compared to 2.1% at December 31, 2006 and 3.0% at December 31, 2005. Consequently, Renault's percentage interest in Nissan was 45.6% at December 31, 2007, compared to 45.3% at December 31, 2006 and 45.7% at December 31, 2005.

C – Changes in the investment in Nissan

	SHARE IN NET ASSETS			NET GOODWILL	TOTAL
(€ million)	BEFORE NEUTRALISATION (SEE RIGHT)	NEUTRALISATION OF 44.3% OF NISSAN'S INVESTMENT IN RENAULT[1]	NET		
At December 31, 2005	**10,590**	**(962)**	**9,628**	**813**	**10,441**
2006 net income	1,888	-	1,888	-	1,888
Dividend distributed	(431)	-	(431)	-	(431)
Translation adjustment	(1,093)	-	(1,093)	(92)	(1,185)
Other changes[2]	144	-	144	(80)	64
At December 31, 2006	**11,098**	**(962)**	**10,136**	**641**	**10,777**
2007 net income	1,288	-	1,288	-	1,288
Dividend distributed	(456)	-	(456)	-	(456)
Translation adjustment	(587)	-	(587)	(31)	(618)
Other changes[2]	(6)	-	(6)	(19)	(25)
At December 31, 2007	**11,337**	**(962)**	**10,375**	**591**	**10,966**

(1) At December 31, 2007 and 2006, Nissan held 15% of Renault.

(2) Other changes include Renault dividends received by Nissan, the change in actuarial gains and losses on pension obligations, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

Nissan's contribution to Renault net income for 2006 included an exceptional profit of €82 million due to finalisation of the transfer of part of Nissan's pension obligations to the Japanese state (€450 million in 2005).

D – Changes in Nissan equity restated for the purposes of the Renault consolidation

(in billions of yen)	DECEMBER 31, 2006	2007 NET INCOME	DIVIDENDS	TRANSLATION ADJUSTMENT	OTHER CHANGES[1]	DECEMBER 31, 2007
Shareholders' equity – Nissan share under Japanese GAAP	3,430	427	(152)	23	(15)	3,713
Restatements for Renault group requirements:						
Restatement of fixed assets	458	(43)	-	-	-	415
Provision for pension and other long term employee benefit obligations[2]	(123)	6	-	-	(25)	(142)
Capitalisation of development expenses	497	51	-	-	-	548
Deferred taxes and other restatements	(417)	16	(11)	(31)	13	(430)
Net assets restated for Renault group requirements	3,845	457	(163)	(8)	(27)	4,104
(€ million)						
Net assets restated for Renault group requirements	24,499	2,837	(1,002)	(1,289)	(162)	24,883
Renault's share	45.3%					45.6%
(before neutralisation described below)	11,098	1,288	(456)	(587)	(6)	11,337
Neutralisation of 44.3% of Nissan's investment in Renault[3]	(962)	-	-	-	-	(962)
Renault's share in the net assets of Nissan	10,136	1,288	(456)	(587)	(6)	10,375

(1) "Other changes" include Renault dividends received by Nissan, the change in actuarial gains and losses on pension obligations, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

(2) Including actuarial gains and losses recognised in equity (note 2-A).

(3) At December 31, 2007, Nissan held 15% of Renault.

E – Nissan net income under Japanese GAAP

Since Nissan's financial year ends at March 31, the Nissan net income included in the 2007 Renault consolidation is the sum of Nissan's net income for the final quarter of its 2006 financial year and the first three quarters of its 2007 financial year.

	JANUARY TO MARCH 2007		APRIL TO SEPTEMBER 2007		OCTOBER TO DECEMBER 2007		JANUARY TO DECEMBER 2007	
	FINAL QUARTER OF NISSAN'S 2006 FINANCIAL YEAR IN JAPAN		FIRST HALF OF NISSAN'S 2007 FINANCIAL YEAR IN JAPAN		THIRD QUARTER OF NISSAN'S 2007 FINANCIAL YEAR IN JAPAN		REFERENCE PERIOD FOR RENAULT'S 2007 CONSOLIDATED FINANCIAL STATEMENTS	
	(in billions of yen)	*(€ million)*[1]	*(in billions of yen)*	*(€ million)*[1]	*(in billions of yen)*	*(€ million)*[1]	*(in billions of yen)*	*(€ million)*[1]
Net income – share	82.2	525	212.4	1,309	132.2	807	426.8	2,641

(1) Converted at the average 2007 exchange rate for each quarter.

F – Nissan financial information under IFRS

The table below presents Nissan financial information, restated for the purposes of the Renault consolidation, for the period January 1 – December 31, 2007. The restatements include adjustments for harmonisation of accounting standards and the adjustments to fair value of assets and liabilities applied by Renault at the time of acquisitions in 1999 and 2002.

	(in billions of yen)	*(€ million)*[1]
2007 revenues	11,030	68,407
2007 net income[2]	475	2,948
Shareholders' equity at December 31, 2007	4,549	27,583
Balance sheet total at December 31, 2007	13,327	80,802

(1) Converted at the average exchange rate for 2007 i.e. 161 yen = 1 euro for income statement items, and at the December 31, 2007 rate i.e. 165 yen = 1 euro for balance sheet items.

(2) The net income reported does not include Renault's contribution to Nissan net income.

G – Hedging of the investment in Nissan

The investment in Nissan is hedged by operations with a total value at December 31, 2007 of 824 billion yen (€4,996 million), comprising 150 billion yen (€909 million) of private placements on the EMTN market and bonds issued directly in yen, and 674 billion yen (€4,087 million) of currency swaps. During 2007, these operations generated foreign exchange differences totalling €153 million net of tax, which were included in the Group's consolidated reserves (note 19-E).

Hedging transactions were increased by 44 billion yen (€273 million) in 2007.

H – Valuation of Renault's investment in Nissan at stock market prices

Based on the quoted price at December 31, 2007 of 1,230 yen per share, Renault's investment in Nissan is valued at €14,945 million (€18,299 million at December 31, 2006 based on the price of 1,433 yen per share, €17,241 million at December 31, 2005 based on the price of 1 195 yen per share).

I – Renault - Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The cooperation between the two groups in 2007 mainly takes the following forms:

Joint investments

Renault and Nissan share development costs and investments for gearbox and engine production for medium range vehicles. The two groups have been working together since March 2006 on development of a new V6 diesel engine.

In parallel to these projects, joint development and investment operations continued in 2007 for the production of a future cross-over-type vehicle, and developments and investments are also being shared for production of Logan vehicles in Brazil.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio, and also assembles the Platina model (Nissan-badged Clio sedans). Production totalled 21,000 units in 2007.

In Brazil, Renault launched production of Nissan-badged Logans at the Curitibia plant in 2007, for sale on the Mexican market. The total output for the year was 19,000 units. Renault also supplies Nissan with assembly services for its Frontier pick-up and X-Terra models (9,000 vehicles in 2007).

Renault Samsung Motors produced 52,000 Nissan-badged SM3 vehicles in 2007, purchased by Nissan for sale through its own network (mainly in Russia and the Middle East).

Concerning light commercial vehicles, Nissan produced 86,000 Trafic vans at its Barcelona plant over the year. One quarter of these are sold through the Nissan network. Renault, meanwhile, produced 11,000 Nissan-badged Masters and Kangoos, purchased by Nissan for sale through its own network.

Part sales

In Europe, 2007 saw the Renault Group begin production of engines common to the Alliance at its Cléon plant, for use by Nissan's Japanese and UK plants in the Nissan Qashqai and X-Trail vehicles. Meanwhile, Renault continues to supply Nissan's Sunderland plant in the UK and Barcelona plant in Spain with gearboxes and engines produced at the plants in Cacia in Portugal, Valladolid in Spain and Cléon in France. These parts are used in Nissan's Micra, Note and Qashqai. Renault also supplies gearboxes to Nissan for use in production at its plants in Japan, China, South Africa, Indonesia and Thailand.

In Mexico, Renault supplies engines and gearboxes to Nissan for the Clio, Platina, Tiida and Versa.

In total, Renault supplied 540,000 gearboxes and 160,000 engines during 2007.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3, SM5, SM7 and the new QM5.

Renault uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace and Nissan pinions for the Mégane. Renault also uses a 2.0 litre engine, jointly developed with Nissan, for the new Laguna and Clio.

Sales

Group Offices, run by Renault, have been set up at European level to facilitate exchanges of best practices for after-sales documentation and marketing studies.

At local level, local joint Group Offices, held and run by Renault, have been set up in four European countries: France, the UK, Spain and Italy. Front-office operations remain separate for the two groups.

Similarly, Nissan markets Renault vehicles in Australia and the Gulf countries.

Finance

From trading rooms in Lausanne and Singapore, Renault Finance acts as the Nissan group's counterparty in financial instruments trading to hedge foreign exchange, interest rate and commodity risks, in addition to its business for Renault. On the foreign exchange markets in 2007, Renault Finance undertook foreign exchange transactions totalling approximately €16.5 billion on behalf of Nissan. Foreign exchange, interest rate and commodity derivative transactions undertaken for Nissan are recorded at market price and included in the positions managed by Renault Finance. These positions are invested on the market with a banking counterparty. Renault Finance also participates in Nissan's cash management. Nissan's deposits with Renault Finance are always invested on the market, and cannot be used to finance the Renault group.

Total figures for 2007

Total sales by Renault to Nissan and purchases by Renault from Nissan during 2007 amounted to an estimated €1,500 million and €1,400 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

14 – INVESTMENTS IN OTHER ASSOCIATES

Details of other investments in other associates are as follows:

- balance sheet value: €2,011 million at December 31, 2007 (€2,181 million at December 31, 2006 and €1,931 million at December 31, 2005);
- Renault's share in the net income of other associates: €387 million for 2007 (€389 million for 2006 and €322 million for 2005).

Most of these amounts relate to the investment in AB Volvo, accounted for under the equity method.

A – Changes in the value of Renault's investment in AB Volvo

(€ million)	SHARE IN NET ASSETS	NET GOODWILL	TOTAL
At December 31, 2005	**1,733**	**41**	**1,774**
2006 net income	384	-	384
Dividend distributed	(158)	-	(158)
Repurchase of AB Volvo own shares	(2)	(1)	(3)
Translation adjustment, actuarial gains and losses and revaluation of financial instruments	41	2	43
At December 31, 2006	**1,998**	**42**	**2,040**
2007 net income	352	-	352
Dividend distributed	(477)	-	(477)
Repurchase of AB Volvo own shares	(1)	-	(1)
Translation adjustment, actuarial gains and losses and revaluation of financial instruments	(78)	(1)	(79)
At December 31, 2007	**1,794**	**41**	**1,835**

AB Volvo owned 4.8% of its own shares at December 31, 2007 (4.9% at December 31, 2006 and 5.0% at December 31, 2005). Renault's investment in AB Volvo thus stood at 21.8% at December 31, 2007, unchanged from December 31, 2006 and from December 31, 2005.

Based on AB Volvo's stock market share price of SEK 108.0 per A share and SEK 108.5 per B share at December 31, 2007, Renault's investment in AB Volvo is valued at €5,067 million (€4,650 million at December 31, 2006 based on the prices of SEK 486.0 per A share and SEK 471.5 per B share).

B – Changes in AB Volvo equity restated for the purposes of the Renault consolidation

(€ million)	DECEMBER 31, 2006	NET INCOME 2007	DIVIDENDS	OTHER CHANGES	DECEMBER 31, 2007
Shareholders' equity – AB Volvo share	9,613	1,615	(2,189)	(333)	8,706
Restatements for Renault group requirements	(451)	-	-	(24)	(475)
Net assets restated for Renault group requirements	9,162	1,615	(2,189)	(357)	8,231
Renault's share in the net assets of AB Volvo	**1,998**	**352**	**(477)**	**(79)**	**1,794**

The restatements applied for Renault group requirements mainly concern cancellation of goodwill booked in AB Volvo's accounts when AB Volvo was acquired by Renault and recognition of actuarial gains and losses in equity.

C – AB Volvo financial information under IFRS

AB Volvo financial information for 2007 established under IFRS, as published by AB Volvo, is summarised as follows:

	(in millions of SEK)	*(€ million)* (1)
2007 revenues	285,405	30,848
2007 net income	15,029	1,624
Shareholders' equity at December 31, 2007	82,781	8,768
Balance sheet total at December 31, 2007	321,582	34,060

(1) Converted at the average exchange rate for 2007 i.e. SEK 9.25 = 1 euro for income statement items, and at the December 31, 2007 rate i.e. SEK 9.44 = 1 euro for balance sheet items.

15 – INVENTORIES

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Raw materials and supplies	1,185	1,052	1,052
Work-in-progress	340	370	420
Finished products [1]	4,407	3,887	4,385
INVENTORIES, NET	**5,932**	**5,309**	**5,857**
Inventories, gross	*6,428*	*5,785*	*6,325*
Impairment	*(496)*	*(476)*	*(468)*

(1) Including €413 million at December 31, 2007 for rental vehicles (€454 million at December 31, 2006 and €546 million at December 31, 2005).

16 – SALES FINANCING RECEIVABLES

A – Sales financing receivables by nature

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Dealership receivables	4,678	4,503	4,673
Financing for end-users	12,184	12,222	12,207
Leasing and similar operations	4,315	4,347	4,498
Gross value	**21,177**	**21,072**	**21,378**
Impairment	(747)	(712)	(678)
NET VALUE	**20,430**	**20,360**	**20,700**

The Sales financing division undertook several securitisation operations through Special Purpose Vehicles (in France, Italy and Germany) involving receivables on the dealership network or loans to final customers. This did not lead to derecognition of the receivables assigned, as all risks were retained by the Group. Sales financing receivables in the balance sheet thus amounted to €6,776 million at December 31, 2007 (€5,727 million at December 31, 2006). A liability of €3,533 million was recognised at December 31, 2007 (€3,108 million at December 31, 2006) in other debts represented by a certificate, corresponding to the issue resulting from the securitisation operations. The difference between the receivables assigned and the amount of the liability corresponds to the higher credit necessary for these operations, and the share of securities retained by RCI Banque to form a liquidity reserve.

B – Sales financing receivables by maturity

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
-1 year	11,064	10,929	10,902
1 to 5 years	9,272	9,341	9,679
+5 years	94	90	119
TOTAL SALES FINANCING RECEIVABLES, NET	**20,430**	**20,360**	**20,700**

C – Breakdown of overdue sales financing receivables (gross values)

(€ million)	DECEMBER 31, 2007
Receivables for which impairment has been recognised [1]: overdue by	**526**
0 to 30 days	*24*
30 to 90 days	*56*
90 to 180 days	*110*
More than 180 days	*336*
Receivables for which no impairment has been recognised: overdue by	**117**
0 to 30 days	*28*
30 to 90 days	*40*
90 to 180 days	*49*
More than 180 days	-

(1) This only includes sales financing receivables partly or totally written off through impairment on an individual basis.

The maximum exposure to credit risk for the sales financing activity is represented by the net book value of sales financing receivables plus the amount of confirmed credit to customers reported under off-balance sheet commitments given (note 29-A).

This risk is reduced by guarantees provided by customers, as reported in off-balance sheet commitments received (note 29-B). Guarantees held in connection with overdue or impaired sales financing receivables amounted to €409 million at December 31, 2007.

There is no indication at the year-end that the quality of sales financing receivables not yet due or unimpaired has been adversely affected, nor is there any significant concentration of risks within the Sales financing customer base.

D – Changes in impairment of sales financing receivables

(€ million)	
Impairment at December 31, 2005	**(678)**
Impairment recorded during the year	(287)
Reversals for application	119
Reversals of unused residual amounts	155
Translation adjustment and other	(21)
Impairment at December 31, 2006	**(712)**
Impairment recorded during the year	(309)
Reversals for application	128
Reversals of unused residual amounts	127
Translation adjustment and other	19
Impairment at December 31, 2007	**(747)**

17 – AUTOMOBILE RECEIVABLES

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Gross value	2,180	2,221	2,176
Impairment	(97)	(119)	(121)
AUTOMOBILE RECEIVABLES, NET	**2,083**	**2,102**	**2,055**

These receivables do not include accounts receivable from dealers, in France and certain other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. Receivables transferred in this way are included in sales financing receivables. If the risk is not transferred, although the receivables have been assigned from a legal point of view, these items remain in Automobile receivables and a corresponding financial liability is recorded (in other interest-bearing borrowings). This rule also applies to receivables assigned outside the Group, for example through discounting or factoring. The amount of assigned Automobile receivables reported in the balance sheet is not significant for the periods presented.

There is no significant concentration of risks within the Automobile customer base.

18 – OTHER CURRENT ASSETS

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Prepaid expenses	259	148	120
Tax receivables	900	910	874
Other receivables	892	717	1,160
Derivatives on operating transactions[1] (note 26-A)	324	268	259
OTHER CURRENT ASSETS	**2,375**	**2,043**	**2,413**
Gross value	*2,409*	*2,062*	*2,437*
Impairment	*(34)*	*(19)*	*(24)*

(1) Including €176 million for derivatives on financing operations of the Sales financing division in 2007 (€186 million in 2006 and €177 million in 2005).

19 – SHAREHOLDERS' EQUITY

A – Share capital

The total number of ordinary shares issued and fully paid-up at December 31, 2007 was 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2006 and from December 31, 2005).

Treasury shares do not bear dividends. They accounted for 2.65% of Renault's share capital at December 31, 2007 (2.70% at December 31, 2006 and 3.35% at December 31, 2005).

The Nissan group holds 15% of Renault through its wholly-owned subsidiary Nissan Finance Co., Ltd. (the voting rights attached to these shares cannot be exercised).

B – Capital management

In managing its capital, the Group's objective is to guarantee continuity of business in order to provide returns for shareholders and benefits for other stakeholders, and to maintain optimum capital structure in order to optimise its cost.

The Group actively manages its capital structure, making adjustments in view of developments in economic conditions. To maintain or adjust the capital structure, the Group may adjust dividend payments to shareholders, redeem some of the capital or issue new shares. The management objectives, policies and procedures are unchanged from 2006.

The Group's objectives are monitored in different ways in the different divisions.

The Group manages the division's capital with reference to a ratio equal to the division's net indebtedness divided by the sum of shareholders' equity (net indebtedness includes all non-operating interest-bearing financial liabilities and commitments less cash and cash equivalents and other non-operating financial assets such as marketable securities or the division's loans; shareholders' equity is as reported in the division's balance sheet). This ratio stood at 9.5% at December 31, 2007 (11.5% at December 31, 2006 and 11.6% at December 31, 2005).

The Sales financing division must comply with regulatory ratios specific to banking operations. The minimum solvency ratio (shareholders' equity including subordinated loans to total risk-weighted assets) is 8%, and the division achieved 9.2% for 2007.

Finally, since 1999, the Group has partially hedged the yen/euro exchange risk associated with its investment in Nissan. These hedging operations are described in note 13-G, and have impacts on Group equity, generating exchange differences which are included in the Group's translation adjustment reserves (note 19-E). These amounts partly offset the exchange differences arising on the share of Nissan's equity stated in yen.

C – Renault treasury shares

In accordance with decisions approved at General Shareholders' Meetings, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives.

	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Total value of treasury shares (€ million)	499	373	456
Total number of treasury shares	7,555,139	7,681,580	9,539,964

D – Distributions

At the General and Extraordinary Shareholders' Meeting of May 2, 2007, it was decided to distribute €3.10 per share or €863 million in dividends (compared to €2.40 per share or €664 million in 2006).

After elimination of dividends received by Nissan in proportion to Renault's interest in Nissan, the dividend distribution recorded in shareholders' equity amounted to €803 million in 2007 (€617 million in 2006 and €459 million in 2005).

A dividend distribution of €3.80 per share, i.e. a total of €1,054 million, will be proposed at the General and Extraordinary Shareholders' Meeting of April 29, 2008.

The Renault Commitment 2009 growth plan has set a target dividend of €4.50 per share for 2009.

E – Translation adjustment

The change in translation adjustment over the year is as follows:

(€ million)	2007	2006	2005
Change in translation adjustment on the value of the investment in Nissan (note 13-C)	(618)	(1,185)	615
Impact, net of tax, of partial hedging of the investment in Nissan (note 13-G)	153	351	(10)
Total change in translation adjustment related to Nissan	**(465)**	**(834)**	**605**
Other changes in translation adjustment	(248)	17	159
TOTAL CHANGE IN TRANSLATION ADJUSTMENT	**(713)**	**(817)**	**764**

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to translation by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity.

F Financial instrument revaluation reserve

F1 – Change in the financial instrument revaluation reserve

The figures below are reported net of tax effects.

(€ million)	CASH FLOW HEDGES	AVAILABLE-FOR-SALE FINANCIAL ASSETS	TOTAL
At December 31, 2005 (1)	**(1)**	**55**	**54**
Changes in fair value recorded in shareholders' equity	59	57	116
Transfer from shareholders' equity to the income statement (2)	26	(91)	(65)
At December 31, 2006 (1)	**84**	**21**	**105**
Changes in fair value recorded in shareholders' equity	24	2	26
Transfer from shareholders' equity to the income statement (2)	(62)	(1)	(63)
At December 31, 2007 (1)	**46**	**22**	**68**

(1) For a breakdown of the amounts related to cash flow hedges transferred to shareholders' equity, see note F-2 below.

(2) For the schedule of transfers of amounts related to cash flow hedges transferred to shareholders' equity, see note F-3 below.

F2 – Breakdown of the amounts related to cash flow hedges transferred from the financial instrument revaluation reserve to the income statement

(€ million)	2007	2006	2005
Cash flow hedges			
Operating margin	(81)	(1)	57
Other operating income and expenses	-	-	-
Net financial income (expense)	(7)	-	-
Share in net income of associates	(4)	27	(32)
Current and deferred taxes	30	-	(20)
TOTAL TRANSFERRED TO THE INCOME STATEMENT FOR CASH FLOW HEDGES	**(62)**	**26**	**5**

F3 – Schedule of amounts related to cash flow hedges transferred from the financial instruments revaluation reserve to the income statement

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Within one year	44	52	2
After one year	9	20	(1)
Revaluation reserve for cash flow hedges excluding associates	**53**	**72**	**1**
Revaluation reserve for cash flow hedges - associates	(7)	12	(2)
TOTAL REVALUATION RESERVE FOR CASH FLOW HEDGES	**46**	**84**	**(1)**

This schedule is based on contractual maturities of hedged cash flows.

G – Stock option and free share attribution plans

Since October 1996, the Board of Directors has periodically granted stock options to Group executives and managers, with prices and exercise periods specific to each plan.

In 2007, a stock option plan and free share attribution plan were introduced under the Renault Commitment 2009 plan, in addition to the plans set up in 2006. A stock option plan was also introduced in 2007 related to 2008 results. All 2006 and 2007 plans include performance conditions which determine the number of options or shares awarded to beneficiaries.

Changes in the number of stock options held by personnel

	2007			2006		
	QUANTITY	WEIGHTED AVERAGE EXERCISE PRICE (€)	WEIGHTED AVERAGE SHARE PRICE AT GRANT AND EXERCISE DATES (€)	QUANTITY	WEIGHTED AVERAGE EXERCISE PRICE (€)	WEIGHTED AVERAGE SHARE PRICE AT GRANT AND EXERCISE DATES (€)
Outstanding at January 1	**16,539,634**	**66**		**13,299,707**	**54**	
Granted	2,018,300	95	96	5,096,400	89	88
Exercised	(2,268,502)	47	99	(1,856,473)	46	86
Expired	(66,500)	67	100	-	-	-
Outstanding at December 31	**16,222,932**	**72**		**16,539,634**	**66**	

Options and free share attribution rights yet to be exercised at December 31, 2007

N° PLAN	TYPE OF PLAN	GRANT DATE	EXERCISE PRICE (€)	OUTSTANDING	EXERCISE PERIOD
Plan 2	Stock purchase options	October 28, 1997	24.89	-	October 29, 2002 – October 27, 2007
Plan 3	Stock purchase options	October 27, 1998	32.13	243,769	October 28, 2003 – October 26, 2008
Plan 4	Stock purchase options	March 16, 1999	40.82	20,000	March 17, 2004 – March 15, 2009
Plan 5	Stock purchase options	October 19, 1999	50.94	356,714	October 20, 2004 – October 18, 2009
Plan 6	Stock purchase options	September 7, 2000 and October 24, 2000	49.27 49.57	486,774	September 8, 2005 – September 6, 2010 October 25, 2005 – October 23, 2010
Plan 7	Stock purchase options	December 18, 2001	48.97	968,741	December 19, 2006 – December 17, 2011
Plan 8	Stock purchase options	September 5, 2002	49.21	1,609,007	September 6, 2007 – September 4, 2012
Plan 9	Stock purchase options	September 8, 2003	53.36	1,700,484	September 9, 2007 – September 7, 2011
Plan 10	Stock subscription options	September 14, 2004	66.03	2,128,650	September 15, 2008 – September 13, 2012
Plan 11	Stock subscription options	September 13, 2005	72.98	1,618,593	September 14, 2009 – September 12, 2013
Plan 12	Stock subscription options	May 4, 2006 and May 12, 2006 and June 30, 2006	87.98	1,663,200	May 5, 2010 – May 5, 2014
Plan 13	Stock subscription options	May 4, 2006 and May 12, 2006 and July 17, 2006	87.98	2,728,700	May 5, 2010 – May 5, 2014
Plan 13 bis	Attribution of free shares	May 12, 2006 and July 17, 2006	-	1,374,500	May 5, 2012 (1)
Plan 14	Stock subscription options	December 5, 2006 and February 19, 2007	93.86	1,843,300	December 6, 2010 – December 4, 2014
Plan 15 (2)	Stock subscription options	December 5, 2007	96.54	695,000	December 6, 2011 – December 5, 2015
Plan 16 (2)	Stock subscription options	December 5, 2007	96.54	160,000	December 6, 2011 – December 5, 2015
Plan 16 bis (2)	Attribution of free shares	December 5, 2007	-	60,000	December 6, 2013 (1)

(1) The free shares will be delivered to employees on May 5, 2010 and December 6, 2011 respectively for plans 13 and 16 bis, and must be held a minimum of two years before resale.

(2) 695,000 options, 160,000 options and 60,000 free shares respectively had been attributed at December 31, 2007 under plans 15, 16 and 16 bis. The total authorised by the Board of Directors is 2,080,000 options, 797,787 options and 132,166 free shares respectively.

The grant date is the date at which beneficiaries are informed of the decision to grant these options or shares, and the terms of the relevant plans.

H – Share-based payments

Share-based payments exclusively concern stock options and free shares awarded to personnel.

Plan values

The options awarded under these plans only become vested after a period of five years for plans 1 to 8, and four years for plans 9 to 16. For stock option plans, the exercise period then covers five years for plans 1 to 8 and four years for plans 9 to 16. Loss of the benefit of these options follows the applicable regulations: all options are forfeited in the event of resignation, and a decision is made for each individual case when an employee leaves at the company's instigation.

The valuation method follows a suitable binomial mathematical model, with exercise of the options anticipated and spread over the exercise period on a straight-line basis. The volatility factor applied is implicit volatility at the grant date. The dividend used is determined by reference to the dividend payout schedule contained in the Renault Commitment 2009 plan.

The plans have been valued as follows:

PLAN	INITIAL VALUE (thousands of €)	UNIT FAIR VALUE	EXPENSE FOR 2007 (€ million)	EXPENSE FOR 2006 (€ million)	EXPENSE FOR 2005 (€ million)	SHARE PRICE AT GRANT DATE (€)	VOLATILITY	INTEREST RATE	EXERCISE PRICE (€)	DURATION OF OPTION (1)	DIVIDEND PER SHARE (€)
Plan 9	32,820	18.15	(6)	(8)	(8)	55.40	33.0%	3.79%	53.36	4-8 years	1.15
Plan 10	39,870	19.75	(9)	(9)	(9)	69.05	27.0%	3.71%	66.03	4-8 years	1.40
Plan 11	22,480	14.65	(6)	(8)	(1)	72.45	23.5%	2.68%	72.98	4-8 years	1.80
Plan 12 (2)	17,324	15.42	(5)	(3)	-	87.05	28.1%	3.90%	87.98	4-8 years	2.40-4.50
Plan 13 (2)	36,634	15.59	(9)	(5)	-	87.82	27.2%	3.85%	87.98	4-8 years	2.40-4.50
Plan 13 bis (2)	74,666	69.86	(20)	(8)	-	83.71	N/A	3.83%	N/A	N/A	2.40-4.50
Plan 14 (2)	26,066	14.14	(6)	-	-	92.65	26.7%	3.88%	93.86	4-8 years	2.40-4.50
Plan 15	14,849	21.36	(1)	-	-	99.10	34.0%	3.89%	96.54	4-8 years	2.40-4.50
Plan 16	3,418	21.36	-	-	-	99.10	34.0%	3.89%	96.54	4-8 years	2.40-4.50
Plan 16 bis	4,787	79.78	-	-	-	99.10	N/A	3.89%	N/A	N/A	2.40-4.50
TOTAL	**272,914**		**(62)**	**(41)**	**(18)**						

(1) Period during which the option is not considered vested for tax purposes.

(2) For these plans, options or free share attribution rights have been awarded at different dates within the stated period. The information reported may correspond to weighted averages based on quantities awarded per grant date.

20 – PROVISIONS

A – Provisions at December 31

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Provisions (other than provisions for pension and other long-term employee obligations)	**1,516**	**1,743**	**2,093**
Provisions for restructuring and workforce adjustment costs	*253*	*445*	*435*
Provisions for warranty costs	*819*	*735*	*945*
Provisions for tax risks and litigation	*173*	*222*	*237*
Other provisions	*271*	*341*	*476*
Provisions for pension and other long-term employee benefit obligations	**1,203**	**1,157**	**1,055**
TOTAL PROVISIONS	**2,719**	**2,900**	**3,148**
Provisions – long-term	*1,765*	*1,847*	*1,884*
Provision – short-term	*954*	*1,053*	*1,264*

All known litigation in which Renault or Group companies are involved is examined at each closing. After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

B – Changes in provisions (other than provisions for pension and other long-term employee obligations)

(€ million)	RESTRUCTURING PROVISIONS	WARRANTY PROVISIONS	TAX RISKS AND LITIGATION PROVISIONS	OTHER PROVISIONS	TOTAL
At December 31, 2005	**435**	**945**	**237**	**476**	**2,093**
Increases	187	649	89	128	1,053
Reversals of provisions for application	(178)	(817)	(65)	(134)	(1,194)
Reversals of unused balance of provisions	(22)	(48)	(32)	(76)	(178)
Changes in scope of consolidation	-	-	1	(4)	(3)
Translation adjustments and other changes	23	6	(8)	(49)	(28)
At December 31, 2006	**445**	**735**	**222**	**341**	**1,743**
Increases	58	695	59	91	903
Reversals of provisions for application	(278)	(589)	(26)	(81)	(974)
Reversals of unused balance of provisions	(6)	(6)	(76)	(37)	(125)
Changes in scope of consolidation	-	(3)	-	(26)	(29)
Translation adjustments and other changes	34	(13)	(6)	(17)	(2)
At December 31, 2007	**253**	**819**	**173**	**271**	**1,516**

Reversal of unused balances mainly result from changes in the assumptions used to estimate the original provision.

At December 31, 2007, other provisions included €50 million of provisions established in application of environmental regulations (€81 million at December 31, 2006). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne Billancourt site) and expenses related to the EU directive on end-of-life vehicles (note 29-A2). In 2007, €4 million were allocated to these provisions, and €20 million were reversed.

As greenhouse gas emissions were lower than the Group's allocated quotas, no associated provisions were booked at December 31, 2007.

C – Provisions for pensions and other long-term employee benefit obligations

C1 – Pension and benefit plans

Pensions and other long-term employee benefit obligations essentially concern current employees.

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

Defined-contribution plans

The Group makes earnings-related payments, in accordance with local practices, to the national organisations responsible for paying pensions and similar financial benefits. There is no actuarial liability concerning these pension arrangements.

The total expense for defined-contribution plans is approximately €450 million in 2007 (€500 million in 2006).

Defined-benefit plans

Provisions are established for this type of plan, mainly concerning indemnities payable upon retirement, but also covering:

- other payments upon retirement and supplementary pensions;
- other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- healthcare expense coverage.

Defined-benefit plans are sometimes covered by funds which are valued annually based on market value. The value of fund assets, if any, is deducted from the corresponding liability. In view of the amounts involved (€388 million at December 31, 2007), the Group's exposure to risk resulting from changes in these fund asset values is low (see note 20-C3).

C2 – Actuarial assumptions

The main actuarial assumptions used for the companies in France, the country accounting for most of the Group's obligations, are the following:

Retirement age	60 to 65
Salary increase	3%
Discount rate [1]	5.3 %

(1) The rate most frequently used to value the Group's obligations in France is 5.3% (4,4% in 2006 and 4,0% in 2005). However, the rate varies between companies depending on the maturities of obligations.

C3 – Summary

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005	DECEMBER 31, 2004
Present value of obligations	1,580	1,507	1,287	1,097
Fair value of fund assets	(388)	(363)	(247)	(230)
Actuarial gains and losses on obligations	(335)	(242)	(138)	(30)
Actuarial gains and losses on fund assets	37	27	8	-

C4 – Provisions for pension and other long-term employee benefit obligations (at December 31)

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
French companies	1,064	978	877
Foreign companies	139	179	178
TOTAL	**1,203**	**1,157**	**1,055**

C5 – Change in the provisions for pension and other long-term employee benefit obligations

(€ million)	OBLIGATIONS	FUND ASSETS	OBLIGATIONS NET OF FUND ASSETS	PAST SERVICE COSTS	BALANCE SHEET PROVISION
Balance at December 31, 2005	**1,287**	**(247)**	**1,040**	**15**	**1,055**
Net expense for the year 2006 (note 20-C6)	131	(15)	116	(2)	114
Benefits paid and contribution to funds	(63)	(28)	(91)	-	(91)
Actuarial gains (losses)	102	(19)	83	-	83
Unrecorded past service cost	-	-	-	-	-
Translation adjustments	2	(3)	(1)	-	(1)
Change in scope of consolidation and other	48	(51)	(3)	-	(3)
Balance at December 31, 2006	**1,507**	**(363)**	**1,144**	**13**	**1,157**
Net expense for the year 2007 (note 20-C6)	136	(21)	115	(2)	113
Benefits paid and contribution to funds	(91)	(16)	(107)		(107)
Actuarial gains (losses)	93	(10)	83		83
Unrecorded past service cost	-	-	-		-
Translation adjustments	(27)	23	(4)		(4)
Change in scope of consolidation and other	(38)	(1)	(39)		(39)
Balance at December 31, 2007	**1,580**	**(388)**	**1,192**	**11**	**1,203**

The increase in actuarial losses in 2007 and 2006 is principally attributable to the French companies, largely as a result of the French laws on Social Security financing. These laws subject retirement bonuses to Social Security charges when the employee leaves the company at his own initiative. While the Group has not modified the way it manages retirements, the effects of these laws have been taken into consideration in its actuarial parameters.

C6 – Net expense for the year

(€ million)	2007	2006	2005
Current service cost	88	86	97
Cost of unwinding the discount	46	43	40
Expected return on fund assets	(21)	(15)	(6)
Net expense for the year	**113**	**114**	**131**

C7 – Reconciliation of the value of the obligations and the provisions

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Actuarial value of obligations not covered by funds	1,130	1,021	944
Actuarial value of obligations covered by funds	450	486	343
Value of fund assets (note 20-C5)	(388)	(363)	(247)
Obligations net of fund assets	1,192	1,144	1,040
Unrecorded past service costs	11	13	15
PROVISIONS FOR PENSION AND OTHER LONG-TERM EMPLOYEE BENEFIT	1,203	1,157	1,055

C8 – Breakdown of fund assets

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Equities	143	229	176
Bonds	212	126	58
Other	33	8	13
Total fund assets	388	363	247

The current best estimate for contributions payable in 2008 is €23 million.

21 – OTHER CURRENT LIABILITIES

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Tax liabilities (excluding current taxes)	455	496	431
Social liabilities	1,616	1,505	1,403
Other liabilities	3,571	3,894	3,984
Deferred income	446	414	276
Derivatives on operating transactions (note 26-A)	165	30	13
TOTAL	6,253	6,339	6,107

7.2.6.4 FINANCIAL ASSETS AND LIABILITIES

22 – FINANCIAL ASSETS

A – Breakdown by nature

(€ million)	DECEMBER 31, 2007			DECEMBER 31, 2006			DECEMBER 31, 2005		
	NON-CURRENT	CURRENT	TOTAL	NON-CURRENT	CURRENT	TOTAL	NON-CURRENT	CURRENT	TOTAL
Investments in non-controlled entities	38		38	36	-	36	100	-	100
Other securities	-	204	204	1	312	313	1	469	470
Loans	72	669	741	78	1,575	1,653	87	1,141	1,228
Derivative assets on financing operations by the Automobile division (note 26-A)	496	366	862	448	342	790	389	261	650
TOTAL	606	1,239	1,845	563	2,229	2,792	577	1,871	2,448
Gross value	*659*	*1,240*	*1,899*	*600*	*2,230*	*2,830*	*625*	*1,872*	*2,497*
Impairment	*(53)*	*(1)*	*(54)*	*(37)*	*(1)*	*(38)*	*(48)*	*(1)*	*(49)*

The current portion of other securities corresponds to securities that cannot be classified as cash equivalents. The change in the current portion of other available-for-sale marketable securities mainly results from the sale of Scania shares in 2005 and 2006.

Loans essentially comprise short-term investments of Automobile division cash surpluses with financial institutions.

B – Breakdown by category

(€ million)	INSTRUMENTS HELD FOR TRADING[1]	HEDGING DERIVATIVES	AVAILABLE-FOR-SALE INSTRUMENTS	LOANS AND RECEIVABLES	TOTAL
Investments in non-controlled entities			38		38
Other securities	102		102		204
Loans				741	741
Derivative assets on financing operations by the Automobile division	558	304			862
TOTAL FINANCIAL ASSETS AT DECEMBER 31, 2007	**660**	**304**	**140**	**741**	**1,845**

(1) Including derivatives not designated as hedges for accounting purposes.

(€ million)	INSTRUMENTS HELD FOR TRADING[1]	HEDGING DERIVATIVES	AVAILABLE-FOR-SALE INSTRUMENTS	LOANS AND RECEIVABLES	TOTAL
Investments in non-controlled entities			36		36
Other securities	138		175		313
Loans				1,653	1,653
Derivative assets on financing operations by the Automobile division	404	386			790
TOTAL FINANCIAL ASSETS AT DECEMBER 31, 2006	**542**	**386**	**211**	**1,653**	**2,792**
Investments in non-controlled entities			100		100
Other securities	191		279		470
Loans				1,228	1,228
Derivative assets on financing operations by the Automobile division	416	234			650
TOTAL FINANCIAL ASSETS AT DECEMBER 31, 2005	**607**	**234**	**379**	**1,228**	**2,448**

(1) Including derivatives not designated as hedges for accounting purposes.

23 – CASH AND CASH EQUIVALENTS

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Cash equivalents	1,058	1,694	2,550
classified as held for trading	*1,041*	*1,686*	*2,544*
classified as available-for-sale	*17*	*8*	*6*
Cash on hand and bank deposits	3,663	4,316	3,601
TOTAL	**4,721**	**6,010**	**6,151**

Cash on hand and bank deposits are classified as loans and receivables.

24 – FINANCIAL LIABILITIES AND SALES FINANCING DEBTS

A – Breakdown by nature

	DECEMBER 31, 2007			DECEMBER 31, 2006			DECEMBER 31, 2005		
(€ million)	NON-CURRENT	CURRENT	TOTAL	NON-CURRENT	CURRENT	TOTAL	NON-CURRENT	CURRENT	TOTAL
Renault SA redeemable shares	697	-	697	749	-	749	718	-	718
Bonds	3,728	416	4,144	3,575	618	4,193	3,415	1,084	4,499
Other debts represented by a certificate	-	-	-	-	-	-	-	46	46
Borrowings from credit institutions	179	275	454	346	1,508	1,854	1,063	584	1,647
Other interest-bearing borrowings	244	598	842	310	1,397	1,707	267	626	893
Financial liabilities of the Automobile division (excluding derivatives)	**4,848**	**1,289**	**6,137**	**4,980**	**3,523**	**8,503**	**5,463**	**2,340**	**7,803**
Derivative liabilities on financing operations of the Automobile division	293	228	521	179	192	371	171	207	378
Total financial liabilities of the Automobile division (note 24-B)	**5,141**	**1,517**	**6,658**	**5,159**	**3,715**	**8,874**	**5,634**	**2,547**	**8,181**
Diac redeemable shares	19	-	19	19	-	19	15	-	15
Bonds	-	7,847	7,847	-	8,961	8,961	-	10,116	10,116
Other debts represented by a certificate	253	9,142	9,395	252	7,609	7,861	252	7,405	7,657
Borrowings from credit institutions	-	3,989	3,989	-	4,401	4,401	-	4,652	4,652
Other interest-bearing borrowings	-	62	62	-	124	124	-	75	75
Total financial liabilities and debts of the Sales financing division (excluding derivatives)	**272**	**21,040**	**21,312**	**271**	**21,095**	**21,366**	**267**	**22,248**	**22,515**
Derivative liabilities on financing operations of the Sales financing division	-	156	156	-	117	117	-	179	179
Financial liabilities and debts of the Sales financing division (note 24-B)	**272**	**21,196**	**21,468**	**271**	**21,212**	**21,483**	**267**	**22,427**	**22,694**
TOTAL FINANCIAL LIABILITIES AND DEBTS OF THE SALES FINANCING DIVISION	**5,413**	**22,713**	**28,126**	**5,430**	**24,927**	**30,357**	**5,901**	**24,974**	**30,875**

Redeemable shares

The redeemable shares issued in October 1983 and April 1984 by Renault SA are subordinated perpetual shares. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical Group structure and methods. The return on redeemable shares, amounting to €17 million for 2007 (identical to 2006 and 2005), is included in interest expenses. These shares are listed on the Paris Stock Exchange, and traded for €940 at December 31, 2006 and €874 at December 31, 2007 for par value of €153, leading to a corresponding €53 million adjustment to the fair value of redeemable shares recorded in other financial income (note 8).

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year.

Changes in bonds

In 2007, Renault SA redeemed bonds issued in 2000 and 2004 for a total of €451 million, and undertook new bond issues totalling €588 million and maturing between 2010 and 2017.

RCI Banque also redeemed bonds for a total of €3,139 million in 2007, and issued new bonds totalling €2,022 million and maturing between 2008 and 2012.

Credit lines

At December 31, 2007 the Renault group's open credit lines with banks amounted to the equivalent of €10,818 million in various currencies (€10,731 million in 2006), with maturities extending to 2011. The short-term portion amounted to €3,600 million at December 31, 2007 (€3,440 million in 2006). A total of €59 million of these credit lines was in use at December 31, 2007 (€48 million at December 31, 2006).

B – Breakdown by category

DECEMBER 31, 2007 (€ million)	INSTRUMENTS HELD FOR TRADING [1]	HEDGING DERIVATIVES	INSTRUMENTS DESIGNATED FROM INITIAL RECOGNITION AS AT FAIR VALUE	INSTRUMENTS STATED AT AMORTISED COST [2]	TOTAL
Renault SA redeemable shares			697		697
Bonds			10	4,134	4,144
Other debts represented by a certificate					-
Borrowings from credit institutions				454	454
Other interest-bearing borrowings				842	842
Derivative liabilities on financing operations of the Automobile division	503	18			521
TOTAL FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	**503**	**18**	**707**	**5,430**	**6,658**
Diac redeemable shares			19		19
Bonds				7,847	7,847
Other debts represented by a certificate				9,395	9,395
Borrowings from credit institutions				3,989	3,989
Other interest-bearing borrowings				62	62
Derivative liabilities on financing operations of the Sales financing division	58	98			156
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS OF THE SALES FINANCING DIVISION	**58**	**98**	**19**	**21,293**	**21,468**

DECEMBER 31, 2006 (€ million)	INSTRUMENTS HELD FOR TRADING [1]	HEDGING DERIVATIVES	INSTRUMENTS DESIGNATED FROM INITIAL RECOGNITION AS AT FAIR VALUE	INSTRUMENTS STATED AT AMORTISED COST [2]	TOTAL
Renault SA redeemable shares			749		749
Bonds				4,193	4,193
Other debts represented by a certificate				-	-
Borrowings from credit institutions				1,854	1,854
Other interest-bearing borrowings				1,707	1,707
Derivative liabilities on financing operations of the Automobile division	366	5			371
TOTAL FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	**366**	**5**	**749**	**7,754**	**8,874**
Diac redeemable shares			19		19
Bonds				8,961	8,961
Other debts represented by a certificate				7,861	7,861
Borrowings from credit institutions				4,401	4,401
Other interest-bearing borrowings				124	124
Derivative liabilities on financing operations of the Sales financing division	55	62			117
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS OF THE SALES FINANCING DIVISION	**55**	**62**	**19**	**21,347**	**21,483**

(1) Including derivatives not classified as hedges for accounting purposes.
(2) Including financial liabilities covered by fair value hedges.

DECEMBER 31, 2005 (€ million)	INSTRUMENTS HELD FOR TRADING [1]	HEDGING DERIVATIVES	INSTRUMENTS DESIGNATED FROM INITIAL RECOGNITION AS AT FAIR VALUE	INSTRUMENTS STATED AT AMORTISED COST [2]	TOTAL
Renault SA redeemable shares			718		718
Bonds				4,499	4,499
Other debts represented by a certificate				46	46
Borrowings from credit institutions				1,647	1,647
Other interest-bearing borrowings				893	893
Derivative liabilities on financing operations of the Automobile division	366	12			378
TOTAL FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION	**366**	**12**	**718**	**7,085**	**8,181**
Diac redeemable shares			15		15
Bonds				10,116	10,116
Other debts represented by a certificate				7,657	7,657
Borrowings from credit institutions				4,652	4,652
Other interest-bearing borrowings				75	75
Derivative liabilities on financing operations of the Sales financing division	68	111			179
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS OF THE SALES FINANCING DIVISION	**68**	**111**	**15**	**22,500**	**22,694**

(1) *Including derivatives not classified as hedges for accounting purposes.*
(2) *Including financial liabilities covered by fair value hedges.*

C – Breakdown by maturity

For derivative liabilities, contractual flows are the amounts to be paid.

For other financial liabilities, the contractual flows correspond to repayment of the principal and payment of interest.

For floating-rate financial instruments, interest is calculated using interest rates as at December 31.

No contractual flows are reported for Renault and Diac redeemable shares as they have no fixed redemption date.

C1 – Financial liabilities of the Automobile division

(€ million)	BALANCE SHEET VALUE	TOTAL CONTRACTUAL FLOWS	-1 YR	1-2 YRS	2-3 YRS	3-4 YRS	4-5 YRS	+5 YRS
								DECEMBER 31, 2007
Bonds issued by Renault SA (by issue date)								
2002	1,009	1,000		1,000				
2003	1,194	1,194	383		770			41
2004	278	278		228		50		
2005	212	212			151		61	
2006	831	831				303		528
2007	592	588			8		523	57
Accrued interest, expenses and premiums	28	36	36					
Total	**4,144**	**4,139**	**419**	**1,228**	**929**	**353**	**584**	**626**
Other debts represented by a certificate	-	-						
Borrowings from credit institutions	454	454	275	109	7	8	10	45
Other interest-bearing borrowings	842	842	614	24	18	26	43	117
Total	**1,296**	**1,296**	**889**	**133**	**25**	**34**	**53**	**162**
Future interest on bonds and other financial liabilities	**-**	**429**	**136**	**90**	**74**	**65**	**45**	**19**
Redeemable shares	**697**							
Derivative liabilities on financing operations	**521**	**521**	**228**	**291**				**2**
TOTAL FINANCIAL LIABILITIES	**6,658**	**6,385**	**1,672**	**1,742**	**1,028**	**452**	**682**	**809**

C2 – Financial liabilities of the Sales financing division and sales financing debts

(€ million)	BALANCE SHEET VALUE	TOTAL CONTRACTUAL FLOWS	-1 YR	1-2 YRS	2-3 YRS	3-4 YRS	4-5 YRS	+5 YRS
								DECEMBER 31, 2007
Bonds issued by RCI Banque (year of issue)								
1997	214	214		214				
2000	75	75	75					
2001	18	18	18					
2002	675	675	675					
2003	1,048	1,048	1,023		25			
2004	1,124	1,124	25	1,099				
2005	1,182	1,182	316		832	1	23	10
2006	1,380	1,380	555	317	425	71	1	11
2007	2,022	2,022	640	722	160		500	
Accrued interest, expenses and premiums	109	119	119					
Total	**7,847**	**7,857**	**3,446**	**2,352**	**1,442**	**72**	**524**	**21**
Other debts represented by a certificate	9,395	9,404	5,653	129	209	1,985	1,175	253
Borrowings from credit institutions	3,989	3,989	2,779	617	319	265		9
Other interest-bearing borrowings	62	62	62					
Total	**13,446**	**13,455**	**8,494**	**746**	**528**	**2,250**	**1,175**	**262**
Future interest on financial liabilities	**-**	**773**	**302**	**227**	**114**	**51**	**23**	**56**
Redeemable shares	**19**							
Derivative liabilities on financing operations	**156**	**165**	**97**	**38**	**18**	**12**		
TOTAL FINANCIAL LIABILITIES	**21,468**	**22,250**	**12,339**	**3,363**	**2,102**	**2,385**	**1,722**	**339**

D – Breakdown by currency

(€ million)	DECEMBER 31, 2007 BEFORE DERIVATIVES	DECEMBER 31, 2007 AFTER DERIVATIVES	DECEMBER 31, 2006 BEFORE DERIVATIVES	DECEMBER 31, 2006 AFTER DERIVATIVES	DECEMBER 31, 2005 BEFORE DERIVATIVES	DECEMBER 31, 2005 AFTER DERIVATIVES
Euro	23,581	22,595	25,733	24,258	26,559	24,565
Yen	1,268	1,928	1,078	2,507	1,527	3,321
Other	2,600	2,926	3,058	3,104	2,232	2,432
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	27,449	27,449	29,869	29,869	30,318	30,318

25 – FAIR VALUE OF FINANCIAL INSTRUMENTS AND IMPACT ON NET INCOME

A – Fair value of financial instruments

The carrying amounts on the balance sheet and the estimated fair values of the Group's financial instruments are as follows:

(€ million)	DECEMBER 31, 2007 BALANCE SHEET VALUE	DECEMBER 31, 2007 FAIR VALUE	DECEMBER 31, 2006 BALANCE SHEET VALUE	DECEMBER 31, 2006 FAIR VALUE	DECEMBER 31, 2005 BALANCE SHEET VALUE	DECEMBER 31, 2005 FAIR VALUE
ASSETS						
Non-current financial assets	606	599	563	559	577	573
Sales financing receivables	20,430	20,317	20,360	20,329	20,700	20,820
Automobile receivables	2,083	2,083	2,102	2,102	2,055	2,055
Current financial assets	1,239	1,239	2,229	2,229	1,871	1,871
LIABILITIES						
Non-current financial liabilities	5,413	5,427	5,430	5,525	5,901	6,098
Current financial liabilities	1,517	1,521	3,715	3,692	2,547	2,518
Sales financing debts	21,196	21,157	21,212	21,296	22,427	22,504
Trade payables	8,224	8,224	7,384	7,384	7,788	7,788

Estimated fair values are based on information available on the markets and calculated using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the year and do not therefore take account of subsequent movements.

In general, when the financial instrument is listed on an active and liquid market, the last listed price is used to calculate the market value. For unlisted instruments, market value is determined based on recognised valuation models that refer to observable market parameters. If Renault has no valuation tools, particularly for complex products, valuation is carried out by quality financial institutions.

The main assumptions and valuation methods are as follows:

- securities: the fair value of securities is determined mainly by reference to market prices;
- loans: for loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been measured by discounting future cash flows using the rates offered to Renault at December 31, 2007, and December 31, 2006 for loans with similar conditions and maturities;
- sales financing receivables: fixed-rate sales financing receivables have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2007, and December 31, 2006;
- financial liabilities and sales financing debts: the fair value has been determined by discounting future cash flows at the rates offered to Renault at December 31, 2007 and December 31, 2006 for borrowings with similar conditions and maturities. For sales financing debts evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered as the fair value.

B – Impact of financial instruments on net income

DECEMBER 31, 2007 (€ million)		FINANCIAL ASSETS OTHER THAN DERIVATIVES		FINANCIAL LIABILITIES OTHER THAN DERIVATIVES		DERIVATIVES	TOTAL IMPACT ON NET INCOME
	INSTRUMENTS HELD FOR TRADING	AVAILABLE-FOR-SALE INSTRUMENTS	LOANS AND RECEIVABLES	INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH PROFIT AND LOSS	INSTRUMENTS STATED AT AMORTISED COST		
AUTOMOBILE							
Interest income	41		238				279
Interest expenses				(17)	(362)	(1)	(380)
Change in fair value	19			53	21	16	109
Impairment		(1)	(11)				(12)
Dividends		3					3
Gains (losses) on sale		13					13
Net foreign exchange gains and losses	14		(8)		(66)		(60)
TOTAL IMPACT ON NET INCOME - AUTOMOBILE DIVISION	**74**	**15**	**219**	**36**	**(407)**	**15**	**(48)**
Including:							
operating margin	*14*	*2*	*(17)*		*(63)*	*(66)*	*(130)*
other operating income and expenses		*6*					*6*
net financial income (expense)	*60*	*7*	*236*	*36*	*(344)*	*81*	*76*
SALES FINANCING							
Interest income		9	1,520			131	1,660
Interest expenses					(1,037)	(67)	(1,104)
Change in fair value					9	(9)	-
Impairment		(1)	(155)				(156)
Dividends							
Gains (losses) on sale		1	(31)				(30)
Net foreign exchange gains and losses			2				2
TOTAL IMPACT ON NET INCOME - SALES FINANCING DIVISION		**9**	**1,336**		**(1,028)**	**55**	**372**
Including:							
operating margin		*8*	*1,336*		*(1,028)*	*55*	*371*
other operating income and expenses		*1*					*1*
net financial income (expense)							
TOTAL GAINS AND LOSSES WITH IMPACT ON NET INCOME	**74**	**24**	**1,555**	**36**	**(1,435)**	**70**	**324**

For the Automobile division, the impact of financial instruments on net income mainly corresponds to foreign exchange gains and losses on operating transactions, and the effects of derivatives related to commodity hedging (note 26-B4).

C – Fair value hedges

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Change in fair value of the hedging instrument	(29)	(53)	(30)
Change in fair value of the hedged item	30	52	30
Net impact on net income of fair value hedges	**1**	**(1)**	**-**

This net impact of fair value hedges on the net income corresponds to the ineffective portion of hedges. Hedge accounting methods are described in note 2-V.

26 – DERIVATIVES AND MANAGEMENT OF FINANCIAL RISKS

A – Fair value of derivatives

The fair value of derivatives corresponds to their balance sheet value.

DECEMBER 31, 2007 (€ million)	FINANCIAL ASSETS		OTHER ASSETS	FINANCIAL LIABILITIES AND SALES FINANCING DEBTS		OTHER LIABILITIES
	NON-CURRENT	CURRENT	CURRENT	NON-CURRENT	CURRENT	CURRENT
Cash flow hedges	-	-	-	-	-	-
Fair value hedges	-	-	-	-	1	-
Hedge of the net investment in Nissan	143	115	-	-	10	-
Derivatives not classified as hedges and derivatives held for trading	-	129	12	-	115	-
TOTAL FOREIGN EXCHANGE RISK	**143**	**244**	**12**	**-**	**126**	**-**
Cash flow hedges	23	-	116	2	90	-
Fair value hedges	22	-	2	5	8	-
Derivatives not classified as hedges and derivatives held for trading	308	122	45	286	160	-
TOTAL INTEREST RATE RISK	**353**	**122**	**163**	**293**	**258**	**-**
Cash flow hedges	-	-	-	-	-	-
Fair value hedges	-	-	-	-	-	-
Derivatives not classified as hedges and derivatives held for trading	-	-	149	-	-	165
TOTAL COMMODITY RISK	**-**	**-**	**149**	**-**	**-**	**165**
TOTAL	**496**	**366**	**324**	**293**	**384**	**165**

DECEMBER 31, 2006 (€ million)	FINANCIAL ASSETS		OTHER ASSETS	FINANCIAL LIABILITIES AND SALES FINANCING DEBTS		OTHER LIABILITIES
	NON-CURRENT	CURRENT	CURRENT	NON-CURRENT	CURRENT	CURRENT
Cash flow hedges	-	-	-	-	-	-
Fair value hedges	-	-	-	-	-	-
Hedge of the net investment in Nissan	193	139	-	-	-	-
Derivatives not classified as hedges and derivatives held for trading	-	98	6	-	90	-
TOTAL FOREIGN EXCHANGE RISKS	**193**	**237**	**6**	**-**	**90**	**-**
Cash flow hedges	25	-	123	5	57	-
Fair value hedges	29	-	8	-	6	-
Derivatives not classified as hedges and derivatives held for trading	201	105	49	174	156	-
TOTAL INTEREST RATE RISKS	**255**	**105**	**180**	**179**	**219**	**-**
Cash flow hedges	-	-	-	-	-	-
Fair value hedges	-	-	-	-	-	-
Derivatives not classified as hedges and derivatives held for trading	-	-	82	-	-	30
TOTAL COMMODITY RISKS	**-**	**-**	**82**	**-**	**-**	**30**
TOTAL	**448**	**342**	**268**	**179**	**309**	**30**

DECEMBER 31, 2005 (€ million)	FINANCIAL ASSETS NON-CURRENT	FINANCIAL ASSETS CURRENT	OTHER ASSETS CURRENT	FINANCIAL LIABILITIES AND SALES FINANCING DEBTS NON-CURRENT	FINANCIAL LIABILITIES AND SALES FINANCING DEBTS CURRENT	OTHER LIABILITIES CURRENT
Cash flow hedges	-	-	-	-	-	-
Fair value hedges	-	-	-	-	-	6
Hedge of the net investment in Nissan	103	53	-	-	-	-
Derivatives not classified as hedges and derivatives held for trading	-	79	6	-	87	-
TOTAL FOREIGN EXCHANGE RISKS	**103**	**132**	**6**	**-**	**87**	**6**
Cash flow hedges	25	-	23	12	109	-
Fair value hedges	53	-	61	-	2	-
Derivatives not classified as hedges and derivatives held for trading	208	129	87	159	188	-
TOTAL INTEREST RATE RISKS	**286**	**129**	**171**	**171**	**299**	**-**
Cash flow hedges	-	-	-	-	-	-
Fair value hedges	-	-	-	-	-	-
Derivatives not classified as hedges and derivatives held for trading	-	-	82	-	-	7
TOTAL COMMODITY RISKS	**-**	**-**	**82**	**-**	**-**	**7**
TOTAL	**389**	**261**	**259**	**171**	**386**	**13**

The specialist subsidiary Renault Finance handles the Automobile division's short-term interbank investments. It is also Nissan's counterparty in derivatives trading to hedge exchange, interest rate and commodity risks.

The fair values of derivatives reported in the Group's consolidated balance sheet assets and liabilities mainly relate to Renault Finance's business conducted on its own behalf and its transactions with Nissan.

B – Management of financial risks

Given their nature, the financial instruments held by the Group are exposed to the following financial risks:

- market risks (foreign exchange, interest rate, equity and commodity risks);
- counterparty risks;
- liquidity risks;
- credit risks (see notes 16 and 17).

The sensitivity analyses reflect the accounting sensitivity generated by financial instruments. This information does not therefore represent the Group's economic sensitivity.

B1 – Foreign exchange risks

Management of foreign exchange risks

The Automobile division is exposed to foreign exchange risks in the course of its industrial and commercial business. These risks are monitored and centralised by Renault's Cash and Financing department.

It is Renault's general policy not to hedge future operating cash flows in foreign currencies.

The subsidiaries' financing cash flows in foreign currencies are hedged in the same currencies when they are managed by Renault SA.

Equity investments are not hedged, except for the portion of Nissan's shareholders' equity expressed in yen, totalling ¥824 billion at December 31, 2007 (note 13-G).

Renault Finance may undertake operations unrelated to operating cash flows on its own behalf. This has no significant impact on Renault's consolidated results.

The Sales financing division has low exposure to foreign exchange risks since its policy is to provide refinancing for subsidiaries in their own currencies.

The Group made no major changes to its foreign exchange risk management policy in 2007.

Analysis of the sensitivity of financial instruments to foreign exchange risks

This analysis concerns the sensitivity to foreign exchange risks of monetary assets and liabilities (including inter-company balances) and derivatives in a currency other than the currency of the entity that holds them. However, it does not take into account items covered by fair value hedges (hedged assets or liabilities and derivatives), for which changes in fair value of the hedged item and the hedging instrument almost totally offset each other in the income statement.

The Group's exposure essentially concerns financial instruments in Japanese yen.

Impacts are estimated solely on the basis of instant conversion of the financial assets and liabilities concerned at year-end after application of the 1% variation in the Euro exchange rate.

The impact on equity concerns the 1% variation in the Euro against other currencies applied to available-for-sale financial assets and cash flow hedges and the partial hedge of the investment in Nissan. All other impacts affect net income.

For the Automobile division, the impact on shareholders' equity (before taxes) of a 1% rise in the Euro against the main currencies, applied to financial instruments exposed to foreign exchange risks, would be €48 million at December 31, 2007. The impact on shareholders' equity results mainly from the partial hedge of the investment in Nissan. This impact is offset by the opposite variation in the translation adjustment on the value of the investment in Nissan (note 19-D). The estimated impact on net income at December 31, 2007 is not significant.

Currency derivatives

	DECEMBER 31, 2007				DECEMBER 31, 2006				DECEMBER 31, 2005			
(€ million)	NOMINAL	-1 YR	1-5 YRS	+5 YRS	NOMINAL	-1 YR	1-5 YRS	+5 YRS	NOMINAL	-1 YR	1-5 YRS	+5 YRS
Currency swaps – purchases	2,594	1,397	1,166	31	2,438	669	1,715	54	2,488	840	1,597	51
Currency swaps – sales	2,719	1,431	1,267	21	2,357	555	1,748	54	2,640	893	1,696	51
Forward purchases	14,851	14,849	2	-	11,508	11,508	-	-	12,991	12,991	-	-
Forward sales	14,808	14,806	2	-	11,461	11,461	-	-	12,983	12,983	-	-

B2 – Interest rate risk

Interest rate risk management

The Renault group's exposure to interest rate risk mainly concerns the sales financing business of RCI Banque and its subsidiaries. Customer loans are generally issued at fixed interest rates, for durations of between 12 and 72 months.

Interest rate risk is monitored using a methodology common to the entire RCI group, to allow overall management of interest rate risks at consolidated group level. Exposure is assessed daily and hedging is systematic, using swaps to convert floating-rate liabilities to fixed-rate liabilities (cash flow hedges). The objective for each subsidiary is to hedge all risks in order to protect the sales margin.

The Automobile division's interest rate risk management policy applies two basic principles: long-term investments use fixed-rate financing, and investments for cash reserves use floating-rate financing. In addition, the financing in yen undertaken as part of the hedge of Nissan equity is fixed-rate, over terms varying from one month to seven years.

Finally, Renault Finance carries out interest rate transactions on its own behalf, within strictly defined risk limits. This arbitrage activity has no significant impact on Renault's consolidated net income.

The Group made no major changes to its interest rate risk management policy in 2007.

Analysis of the sensitivity of financial instruments to interest rate risks

The Group is exposed to the following interest rate risks:

- variations in the interest flows on floating-rate financial instruments stated at amortised cost, and variations in the fair value of financial instruments stated at fair value (including fixed-rate instruments swapped to floating rate, and structured products);
- variations in the fair value of the fixed-rate financial instruments stated at fair value;
- variations in the fair value of derivatives (hedging derivatives and other derivatives).

Impacts are estimated by applying this 1% rise in interest rates over a one-year period to financial instruments reported in the closing balance sheet.

The impact on equity corresponds to the change in fair value of available-for-sale fixed-rate financial assets and cash flow hedges after a 1% rise in interest rates. All other impacts affect net income.

Calculation of the individual divisions' sensitivity to interest rates includes interdivision loans and borrowings.

For the Automobile division, the impact on net income and shareholders' equity (before taxes) of a 1% rise in interest rates applied to financial instruments exposed to interest rate risks would not be significant at December 31, 2007.

For the Sales financing division, the impact on net income and equity (before taxes) of a 1% rise in interest rates applied to financial instruments exposed to interest rate risks would be €(5) million and €75 million respectively at December 31, 2007. The impact on equity results mainly from the change in the fair value of swaps undertaken to hedge future cash flows. The Sales financing division's sensitivity to interest rate risks is stable in comparison to 2006.

Fixed rate/floating rate breakdown of financial liabilities and sales financing debts (excluding derivatives)

	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
(€ million)	AFTER IMPACT OF DERIVATIVES	AFTER IMPACT OF DERIVATIVES	AFTER IMPACT OF DERIVATIVES
Fixed rate	22,215	24,721	22,094
Floating rate	5,234	5,148	8,224
TOTAL FINANCIAL LIABILITIES, SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	**27,449**	**29,869**	**30,318**

Interest rate derivatives

	DECEMBER 31, 2007				DECEMBER 31, 2006				DECEMBER 31, 2005			
(€ million)	NOMINAL	-1 YR	1-5 YRS	+5 YRS	NOMINAL	-1 YR	1-5 YRS	+5 YRS	NOMINAL	-1 YR	1-5 YRS	+5 YRS
Interest rate swaps	67,865	25,357	41,534	974	67,947	25,264	41,780	903	69,558	21,260	47,723	575
FRA	550	550	-						-	-	-	-
Other interest rate hedging instruments	940	940			3,914	3,698	216		517	292	225	-

B3 – Equity risks

Management of equity risks

The Group's exposure to equity risks essentially concerns marketable securities indexed to share prices. The Group does not use equity derivatives to hedge this risk.

The Group made no major changes to its equity risk management policy in 2007.

Analysis of sensitivity of financial instruments to equity risks

Impacts are estimated by applying this 10% decline in share prices to the financial assets concerned at year-end.

The financial instruments' sensitivity to equity risks is not significant at December 31, 2007.

B4 – Commodity risks

Management of commodity risks

Renault's Purchases department hedges part of its commodity risks using financial instruments such as forward purchase contracts, purchase options and tunnel contracts. These hedges concern physical purchasing operations required by the factories, and are subject to volume and time constraints. The Group does not take any speculative positions on metals.

The Group made no major changes to its commodity risk management policy in 2007.

At December 31, 2007, outstanding commodity hedges concerned certain purchases of copper, aluminium and platinum. These transactions are not currently classified as hedges and the change in their fair value is therefore included in the cost of goods and services sold reported in the income statement.

Analysis of the sensitivity of financial instruments to commodity risks

Financial instruments' accounting sensitivity to commodity risks results from derivatives used to hedge the Group's economic sensitivity to such risks.

Impacts are estimated by applying this 10% rise in commodity prices to derivatives at the year-end.

The impact on net income (before taxes) of a 10% rise in commodity prices applied to derivatives not designated as hedges would be €34 million at December 31, 2007.

The financial instruments' sensitivity to commodity risks has increased compared to 2006 due to reinforcement of hedging operations, particularly in respect of aluminium.

Commodity derivatives

	DECEMBER 31, 2007				DECEMBER 31, 2006				DECEMBER 31, 2005			
(€ million)	NOMINAL	-1 YR	1-5 YRS	+5 YRS	NOMINAL	-1 YR	1-5 YRS	+5 YRS	NOMINAL	-1 YR	1-5 YRS	+5 YRS
Forward purchases	623	493	130	-	177	177	-	-	222	111	111	-
Forward sales	418	305	113	-	229	229	-	-	118	59	59	-

B5 – Counterparty risk

The Group only does business on the financial and banking markets with quality counterparties, and is not subject to any significant risk concentration.

The various Group entities' counterparty risk is managed using a scoring system, based principally on the counterparties' long-term credit rating and equity level. For Group companies with significant exposure, compliance with authorised limits is monitored on a daily basis under strict internal control procedures.

The Group made no major changes to its counterparty risk management policy in 2007.

B6 – Liquidity risk

The Automobile division is financed via the capital markets, through:

- long-term resources (bond issues, private placements, etc);
- short-term bank loans or commercial paper issues;
- a receivable securitisation programme by RCI Banque.

Short-term financing arrangements are secured by confirmed "evergreen" or permanently renewable credit agreements. The documentation for these credit facilities contains no clause that might adversely affect credit availability as a result of a change in Renault's credit rating.

At all times, RCI Banque thus has sufficient financial resources at its disposal to guarantee continuity of business without calling on the Automobile division, in compliance with strict internal standards.

The Group made no major changes to its liquidity risk management policy in 2007.

Details of the Group's financing structure are provided in note 24 on financial liabilities and sales financing debts.

27 – CASH FLOWS

A – Other unrealised income and expenses

(€ million)	2007	2006	2005
Net allocation to provisions	(185)	(256)	(19)
Net effects of sales financing credit losses	54	14	167
Net gain (loss) on asset disposals	(19)	(188)	(194)
Change in fair value of redeemable shares	(53)	34	271
Change in fair value of other financial instruments	76	40	(93)
Deferred taxes	(58)	(86)	26
Other	71	12	6
OTHER UNREALISED INCOME AND EXPENSES	**(114)**	**(430)**	**164**

B – Change in working capital

(€ million)	2007	2006	2005
Decrease (increase) in net inventories	(862)	656	(496)
Decrease (increase) in Automobile receivables	(171)	51	(88)
Decrease (increase) in other assets	(419)	190	(256)
Increase (decrease) in trade payables	1 008	(522)	364
Increase (decrease) in other liabilities	97	(61)	102
DECREASE (INCREASE) IN WORKING CAPITAL	**(347)**	**314**	**(374)**

C – Cash flows from investing activities

(€ million)	2007	2006	2005
Purchases of intangible assets	(1,348)	(1,132)	(880)
Purchases of property, plant and equipment	(3,278)	(3,577)	(3,223)
Total purchases for the period	**(4,626)**	**(4,709)**	**(4,103)**
Deferred payments	(18)	65	85
TOTAL CAPITAL EXPENDITURE	**(4,644)**	**(4,644)**	**(4,018)**

D – Interest received and paid by the Automobile division

(€ million)	2007	2006	2005
Interest received	280	202	131
Interest paid	(350)	(281)	(200)
INTEREST RECEIVED AND PAID	**(70)**	**(79)**	**(69)**

28 – RELATED PARTIES

A – Remuneration of Directors and Executives

The consideration and related benefits of the President and CEO and the Chairman of the Board of Directors amounted to €11.5 million and €2.4 million respectively for 2007 (€9.2 million and €4.0 million respectively for 2006). The following amounts were recognised in expenses in the relevant years:

(€ million)	2007	2006
Basic salary	1.2	1.2
Performance-related salary	1.4	1.4
Employer's social security charges	0.8	0.8
Complementary pension	0.6	0.7
Stock option plans	7.4	5.0
Other remuneration	0.1	0.1
President and CEO	**11.5**	**9.2**
Basic salary	-	0.9
Fixed fee payable to the Chairman of the Board	0.2	0.2
Employer's social security charges	0.1	0.3
Complementary pension	0.8	1.2
Stock option plans	1.3	1.3
Other remuneration	0.1	0.1
Chairman of the Board of Directors	**2.4**	**4.0**

Directors' fees amounted to €557,770 in 2007 (€542,752 in 2006), of which €56,000 for the President and CEO and the Chairman of the Board (unchanged from 2006).

B – Renault's investment in Nissan

Details of Renault's investment in Nissan are provided in note 13.

C – Renault's investment in AB Volvo

Details of Renault's investment in AB Volvo are provided in note 14.

29 – OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES

Renault enters into a certain number of commitments in the course of its business. When these commitments qualify as liabilities, they are covered by provisions (e.g. retirement and other personnel benefits, litigations, etc.).

Details of off-balance sheet commitments and contingencies are provided below (note 29-A).

Renault also receives commitments from customers (deposits, mortgages, etc) and may benefit from credit lines with credit institutions (note 29-B).

A – Off-balance sheet commitments given

A1 – Ordinary operations

The Group is committed for the following amounts:

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Other guarantees given	595	540	518
Opening of confirmed credit lines for customers [1]	2,616	2,509	2,198
Firm investment orders	690	799	949
Lease commitments	355	404	317
Assets pledged or mortgaged [2]	167	254	216

(1) Confirmed credit lines opened for customers by the Sales financing division lead to a maximum payment of this amount within 12 months after the year-end.

(2) Pledged and mortgaged assets are mainly financial assets provided as guarantees by Renault Samsung Motors when it was acquired by Renault in 2000.

Lease commitments include rent from non-cancellable leases. The breakdown is as follows:

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Less than 1 year	56	56	55
Between 1 and 5 years	234	239	207
More than 5 years	65	109	55
LEASE COMMITMENTS	**355**	**404**	**317**

A2 – Special operations

End-of-life vehicles

Under EC Directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, EU member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner;
- specific progressive targets are met concerning the re-use rate for vehicle components, with priority given to recycling, and the value of components that can be re-used.

Since January 1, 2007, this Directive has concerned all vehicles on the road.

The Group establishes provisions in relation to the corresponding cost on a country-by-country basis, as the Directive is incorporated into national laws and when the procedures for recycling operations are defined. These provisions are regularly reviewed to ensure they take account of changes in each country's situation.

For countries where the legislation is not yet complete, until the laws are in existence, it is impossible to accurately determine whether the Group will have to bear a residual cost

Renault Argentina

Renault Argentina SA manages a savings plan called Plan Rombo SA, designed to enable savers' groups to acquire vehicles. The savers make monthly contributions to the plan and a vehicle is delivered at the end of a given period. At December 31, 2007, Plan Rombo SA had approximately 500 savers' groups on its books. Renault Argentina SA and Plan Rombo SA are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 82 million Argentinean pesos at December 31, 2007 (€18 million).

Other commitments

Disposals of subsidiaries or businesses by the Group generally include representations and warranties in the buyer's favour. At December 31, 2007, Renault had not identified any significant risks in connection with these operations.

Following partial sales of subsidiaries during previous years, Renault retains options to sell all or a portion of its residual investment. Exercising these options would not have any significant impact on the consolidated financial statements.

Under the agreement signed in April 2003, when Renault sold a 51% stake in Renault Agriculture to Claas, after Claas exercised its option to acquire a further 29% in February 2006, Renault and Claas now hold a sale and purchase option respectively for the remaining 20%, which may be exercised from January 1, 2010.

The agreement signed in March 2007 by Renault and the Japanese group NTN for the sale of 35% of SNR also provides for a firm future purchase by NTN of a further 16% in SNR on the first anniversary of the sale. In addition, Renault and NTN respectively hold a sale and purchase option concerning 29% of SNR, which can be exercised during a 60-day period starting on the 3rd and 4th anniversary dates of the original transaction. From the 5th anniversary date, Renault has a unilateral option to sell its residual 20% investment in SNR, valid for five years. If this option is not exercised by the end of the five-year period, NTN will have a purchase option on the residual investment.

Group companies are periodically subject to tax inspections in the countries in which they operate. Tax adjustments are recorded as provisions in the financial statements. Contested tax adjustments are recognised on a case-by-case basis, taking into account the risk that the proceedings or appeal may be unsuccessful.

B – Off-balance sheet commitments received

(€ million)	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Other guarantees given	1,154	784	764
Opening of confirmed credit lines for customers (1)	10,759	10,683	10,643
Firm investment orders	506	395	208
Lease commitments	361	537	616
Assets pledged or mortgaged (2)	2,185	2,107	2,150

(1) The Sales financing division receives guarantees from its customers in the course of sales financing for new or used vehicles. Guarantees received from customers amount to €425 million at December 31, 2007.

(2) Including €1,574 million for commitments received by the Sales financing division for sale to a third party of rental vehicles at the end of the rental contract.

30 – SUBSEQUENT EVENTS

Substantial price decrease for Renault SA redeemable shares

The value of the redeemable shares issued by Renault SA underwent a considerable decrease in early 2008: the quoted price fell from €874 at December 31, 2007 to €555 at January 31, 2008. As these shares are recorded at fair value (market value) through profit and loss, such a change in the quoted price could have a significant impact on the Group's net financial income. The estimated potential impact based on the price at January 31, 2008 corresponds to financial income of €256 million with a corresponding decrease in non-current financial liabilities (no impact on consolidated cash). This estimated impact will vary with fluctuations in the quoted price of the redeemable shares.

31 – CONSOLIDATED COMPANIES

A – Fully consolidated companies (subsidiaries)

RENAULT GROUP'S INTEREST (%)	COUNTRY	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
AUTOMOBILE				
FRANCE				
Renault s.a.s	France	100	100	100
Arkanéo	France	100	100	100
Auto Châssis International (ACI) Le Mans	France	100	100	100
Auto Châssis International (ACI) Villeurbanne	France	100	100	100
Car life Siège and subsidiaries	France	100	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100	100
France Services rapides and subsidiary	France	-	-	100
Fonderie Le Mans	France	-	-	100
SNR Group (Société Nouvelle de Roulements)	France	-	100	100
IDVU	France	100	100	100
Maubeuge construction automobile (MCA)	France	100	100	100
Renault développement industriel et commercial (RDIC)	France	100	100	100
REAGROUP SA and subsidiaries	France	100	100	100
SCI parc industriel du Mans	France	100	100	100
SCI Plateau de Guyancourt	France	100	100	100
SNC Renault Cléon	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Le Mans	France	100	100	100
SNC Renault Sandouville	France	100	100	100
Société des automobiles Alpine Renault	France	100	100	100
Sofrastock International	France	100	100	100
Société de transmissions automatiques	France	80	80	80
Société de véhicules automobiles de Batilly (SOVAB)	France	100	100	100
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) and subsidiary	France	100	100	100
Société immobilière Renault Habitation (SIRHA)	France	100	100	100
Société Immobilière d'Epone	France	100	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100	100
SODICAM 2	France	100	100	100
Société financière et foncière (SFF)	France	100	100	100
Technologie et exploitation informatique (TEI)	France	100	100	100
EUROPE				
Auto Châssis International (ACI) Valladolid	Spain	100	100	100
Cacia	Portugal	100	100	100
Cofal	Luxembourg	100	100	77
Grigny Ltd.	United Kingdom	100	100	100
Mecanizacion Contable SA (Meconsa)	Spain	100	100	100
Motor Reinsurance Company	Luxembourg	100	100	100
Renault Belgique Luxembourg and subsidiaries	Belgium	100	100	100
Renault Ceska Republica and subsidiaries	Czech Republic	100	100	100
Renault Croatia	Croatia	100	100	100
Renault Espana Comercial SA (REC SA) and subsidiaries	Spain	100	100	100
Renault Espana SA and subsidiaries	Spain	100	100	100
Renault Finance	Switzerland	100	100	100
Renault F1 Team Ltd.	United Kingdom	100	100	100
Renault Group b.v.	Netherlands	100	100	100

RENAULT GROUP'S INTEREST (%)	COUNTRY	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Renault Hungaria and subsidiaries	Hungary	100	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100	100
Renault Italia and subsidiaries	Italy	100	100	100
Renault Deutsche AG and subsidiaries	Germany	100	100	100
Renault Nederland and subsidiaries	Netherlands	100	100	100
Renault Österreich and subsidiaries	Austria	100	100	100
Renault Nordic	Sweden	100	-	-
Renault Suisse SA and subsidiaries	Switzerland	100	100	100
Renault Polska	Poland	100	100	100
Renault Portuguesa and subsidiaries	Portugal	100	100	100
REAGROUP U.K. Ltd.	United Kingdom	100	100	100
Renault Slovakia	Slovakia	100	100	100
Renault Nissan Slovenia d.o.o.	Slovenia	100	100	100
Renault U.K.	United Kingdom	100	100	100
Revoz	Slovenia	100	100	100
EUROMED				
AFM Industrie	Russia	100	100	100
Auto Châssis International (ACI) Romania	Romania	100	100	100
Avtoframos	Russia	94	94	93
Dacia and subsidiaries	Romania	99	99	99
Oyak-Renault Otomobil Fabrikalari	Turkey	52	52	52
Renault Algérie	Algeria	100	100	100
Renault Industrie Roumanie	Romania	100	100	100
Renault Maroc	Morroco	80	80	80
Renault Mécanique Roumanie	Romania	100	100	-
Renault Nissan Roumanie	Romania	100	100	100
Renault Technologie Roumanie	Romania	100	-	-
Renault Ukraine	Ukraine	100	100	-
Renault Nissan Bulgarie	Bulgaria	100	100	-
Société marocaine de construction (Somaca)	Morroco	77	-	-
AMERICAS				
Groupe Renault Argentina	Argentina	100	100	88
Renault do Brasil LTDA	Brazil	100	100	78
Renault do Brasil SA	Brazil	100	100	77
Renault Corporativo SA de C.V.	Mexico	100	100	100
Renault Mexico	Mexico	100	100	100
Sociedad de Fabricacion de Automotores (SOFASA)	Colombia	60	60	60
Renault Venezuela	Venezuela	100	100	100
ASIA & AFRICA				
Renault Pars	Iran	51	51	-
Renault Samsung Motors	South Korea	80	80	70
Renault South Africa and subsidiaries	South Africa	51	51	51
SALES FINANCING				
FRANCE				
Diac	France	100	100	100
Diac Location	France	100	100	100
Compagnie de Gestion Rationnelle (Cogera)	France	100	100	100
RCI Banque	France	100	100	100
Réalisation, Études, Courtage et Assurances (RECA)	France	100	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100	100

RENAULT GROUP'S INTEREST (%)	COUNTRY	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
EUROPE				
Accordia Espana SA	Spain	-	100	100
ARTIDA	Spain	100	100	100
RCI Financial Services Ltd.	United Kingdom	100	100	100
Overlease Espagne	Spain	100	100	100
RCI Banque Autriche	Austria	100	100	100
RCI Bank Polska	Poland	100	100	100
RCI Finance CZ Sro	Czech Republic	100	100	100
RCI Finance SK	Slovakia	100	-	-
RCI Financial Services Belgique	Belgium	100	100	100
RCI Financial Services BV	Netherlands	100	100	100
RCI Finanzholding GmbH	Germany	100	100	100
RCI Gest IFIC and subsidiary	Portugal	100	100	100
RCI Gest Seguros	Portugal	100	100	100
RCI Leasing GmbH	Germany	100	100	100
RCI Versicherungs Service GmbH	Germany	100	100	100
Renault Acceptance GmbH	Germany	-	-	100
Renault Acceptance Ltd.	United Kingdom	100	100	100
Refactor	Italy	-	100	100
Renault Autofin SA Belgique	Belgium	100	100	100
Renault Credit Polska	Poland	100	100	100
Renault Financial Services Ltd. (RFS)	United Kingdom	100	-	-
RCI Zrt Hongrie	Hungary	100	100	100
RCI Finance SA	Switzerland	100	100	100
Renault Financiaciones	Spain	-	100	100
Renault Services SA Belgique	Belgium	100	100	100
RNC (ex Accordia)	Italy	-	100	100
EUROMED				
RCI Broker de Assigurare	Romania	100	100	-
RCI Leasing Romania	Romania	100	100	50
RCI Finantare Romania	Romania	100	100	100
AMERICAS				
Consorcio Renault do Brasil	Brazil	100	100	100
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60	60
CFI Renault do Brasil	Brazil	60	60	60
Renault do Brasil S/A Corr. de Seguros	Brazil	100	100	100
ROMBO Compania Financiera	Argentina	60	60	60
ASIA & AFRICA				
RCI Korea	South Korea	100	100	-

B – Proportionately consolidated companies (joint-ventures)

RENAULT GROUP'S INTEREST (%)	COUNTRY	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
AUTOMOBILE				
Française de Mécanique	France	50	50	50
GIE TA 96	France	50	50	50
Ciudad Communicacion Valladolid	Spain	-	50	-
SALES FINANCING				
Sygma Finance	France	50	50	50
Renault Leasing CZ Sro	Czech Republic	50	50	50
Renault Credit Car	Belgium	50	50	50
Renault Financial Services Ltd. (RFS)	United Kingdom	-	50	50
Overlease Italia	Italy	49	49	49

C – Companies accounted for by the equity method (associates)

RENAULT GROUP'S INTEREST (%)	COUNTRY	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
AUTOMOBILE				
AB Volvo Group	Sweden	21.8	21.8	21.8
MAIS	Turkey	49	49	49
Nissan Group	Japan	45.6	45.3	45.7
SALES FINANCING				
Nissan Renault Wholesale Mexico	Mexico	-	15	15
Nissan Renault Finance Mexico	Mexico	15	15	15

The percentage control is different from the percentage ownership for the following entity:

RENAULT GROUP'S% CONTROL	COUNTRY	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
AB Volvo Group	Sweden	21.3	21.3	21.3

7.3 STATUTORY AUDITORS' REPORTS ON THE PARENT COMPANY ONLY

7.3.1 ON THE FINANCIAL STATEMENTS

Renault

Year ended December 31, 2007

Statutory Auditors' report on the annual financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the management report.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In accordance with our appointment as statutory auditors by your Annual General Meeting, we hereby report to you, for the year ended December 31, 2007, on:

- the audit of the accompanying annual financial statements of Renault;
- the justification of our assessments;
- the specific verifications and information required by law.

These annual financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE ANNUAL FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall annual financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of article L. 823-9 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As disclosed in the note 1.C to the financial statements, and in accordance with the Conseil national de la comptabilité (French National Accounting Body's) Recommendation n°. 34, your company has elected to use the equity method to account for its investments in subsidiaries over which it exercises exclusive control. The equity value of these investments is determined in accordance with the accounting rules and methods used to draw up the Group's consolidated financial statements. Our assessment of this equity value is based on the result of the procedures performed to audit the Group's consolidated financial statements for the 2007 fiscal year.

The assessments were thus made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATIONS AND INFORMATION

We have also performed the specific verifications required by law in accordance with professional standards applicable in France. We have no matters to report regarding:

- the fair presentation and the conformity with the annual financial statements of the information given in the Board of Directors' Management Report and in the documents addressed to the shareholders with respect to the financial position and the financial statements;
- the fair presentation of the information given in the Board of Directors' Management Report in respect of remunerations and benefits received by the relevant directors and any other commitments made in their favour in connection with, or subsequent to, their appointment, termination or change in current function.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders and holders of the voting rights has been properly disclosed in the Board of Directors' Management Report.

Neuilly-sur-Seine and Paris-La Défense, February 13, 2008

The Statutory Auditors

French original signed by

Deloitte & Associés		Ernst & Young Audit	



Amadou Raimi	Pascale Chastaing-Doblin	Daniel Mary-Dauphin	Aymeric de la Morandière

7.3.2 SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS WITH RELATED THIRD PARTIES

Renault

Year ended December 31, 2007

Special report of the Statutory Auditors on regulated agreements and commitments with related third parties

This is a free translation into English of the Statutory Auditors' special report on regulated agreements and commitments with related third parties that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments with related third parties should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards

To the shareholders,

In our capacity as Statutory Auditors of your Company, we hereby report on the regulated agreements and commitments with related third parties.

We are not required to ascertain whether any other agreements and commitments exist but to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements and commitments indicated to us. We are not required to comment as to whether they are beneficial or appropriate. It is your responsibility, in accordance with Article R. 225-31 of French company law (Code de commerce), to assess the interest involved in respect of the conclusion of these agreements and commitments prior to their approval.

We hereby inform you that we have not been advised of any agreements and commitments concluded during the year ended December 31, 2007 which would be covered by Article L. 225-38 of French company law (Code de commerce).

In accordance with the French company law (Code de commerce), we have been advised that the following agreements and commitments, approved in prior years, remained current in the year ended December 31, 2007.

1. WITH COGERA

Credit facility agreement between your Company and Cogera

A credit facility agreement was entered into between your Company and Cogera, a subsidiary of RCI Banque (controlled by Renault), in order to grant Cogera a credit facility of €450,000,000 allocated to Cogera's refinancing of its banking activities, with a view to allowing RCI Banque to reduce its "Large Risks" ratio as defined in Article 1.1 of Comité de la réglementation bancaire et financière (French Banking and Financial Regulation Committee) Regulation No. 93-05, calculated on a consolidated basis. In the 2007 fiscal year, the amount of interest concerning this agreement totaled €20,134,963.

2. WITH RENAULT S.A.S.

A. Contracting-out agreement

Contracting-out agreements were entered into between your Company and Renault s.a.s. within the scope of an operation to refinance loans granted under the «1% construction» scheme (French Social Construction Tax), in particular, for the purpose of reinforcing the liquidity of these non-interest-bearing loans and to freeze the cost of refinancing at current, exceptionally low interest rates up to the maturity date in 2020.

B. Agreement for the provision of services

Your Company entered into a contract with Renault s.a.s. under which the latter is to provide a certain number of legal, accounting, tax, customs and financial services to enable your Company to meet its legal obligations in these matters. In the 2007 fiscal year, the amount of interest invoiced by Renault s.a.s. concerning these services totaled €3,908,528.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Neuilly-sur-Seine and Paris-La Défense, February 13, 2008

The Statutory Auditors

French original signed by

Deloitte & Associés		Ernst & Young Audit	
Amadou Raimi	Pascale Chastaing-Doblin	Daniel Mary-Dauphin	Aymeric de la Morandière

7.4 RENAULT SA PARENT COMPANY FINANCIAL STATEMENTS

7.4.1 FINANCIAL STATEMENTS

INCOME STATEMENT

(€ million)	2007	2006	2005
Operating income	4	1	1
Operating expenses	(24)	(28)	(25)
NET OPERATING EXPENSE	**(20)**	**(27)**	**(24)**
Investment income	853	1,661	580
Increases to provisions		(1)	(1)
INVESTMENT INCOME AND EXPENSES (note 2)	**853**	**1,660**	**579**
Foreign exchange gains	534	417	34
Reversals of provision for exchange risks		7	(6)
Foreign exchange losses	(179)	(14)	(5)
FOREIGN EXCHANGE GAINS AND LOSSES (note 3)	**355**	**410**	**23**
Interest and equivalent income	5	3	3
Interest and equivalent expenses	(263)	(206)	(203)
Reversals of provisions and transfers of charges	3	6	8
Net gains on sales of marketable securities	45	18	1
OTHER FINANCIAL INCOME AND EXPENSES (note 4)	**(210)**	**(179)**	**(191)**
NET FINANCIAL INCOME	**998**	**1,891**	**411**
PRE-TAX INCOME BEFORE EXCEPTIONAL ITEMS	**978**	**1,864**	**387**
EXCEPTIONAL INCOME			**160**
EXCEPTIONAL EXPENSES	**(1)**	**(1)**	**(57)**
NET EXCEPTIONAL ITEMS (note 5)	**(1)**	**(1)**	**103**
INCOME TAX (note 6)	**119**	**78**	**91**
NET INCOME	**1,096**	**1,941**	**581**

BALANCE SHEET

ASSETS (€ million)	GROSS	DEPRECIATION AMORTISATION & PROVISIONS	2007 NET	2006 NET
Invetsments stated at equity (note 7)	8,490		8,490	7,448
Investment in Nissan Motor (note 7)	6,413		6,413	6,413
Other investments (note 7)	245	(13)	232	0
Advances to subsidiaries and affiliates (note 8)	9,647	(5)	9,642	9,513
Loans	9	(2)	7	7
FINANCIAL ASSETS	**24,804**	**(20)**	**24,784**	**23,381**
TOTAL FIXED ASSETS	**24,804**	**(20)**	**24,784**	**23,381**
RECEIVABLES	**15**		**15**	**3**
MARKETABLE SECURITIES (note 9)	**582**		**582**	**1,203**
CASH AND CASH EQUIVALENTS	**9**		**9**	**30**
OTHER ASSETS (note 10)	**35**		**35**	**40**
TOTAL ASSETS	**25,445**	**(20)**	**25,425**	**24,657**

SHAREHOLDERS' EQUITY AND LIABILITIES (€ million)	2007	2006
Share capital	1,086	1,086
Share premium	4,423	4,423
Revaluation surplus	9	9
Equity valuation difference	4,829	3,787
Legal and tax basis reserves	108	108
Retained earnings	7,120	6,041
Net income	1,096	1,941
SHAREHOLDERS' EQUITY (note 11)	**18,671**	**17,395**
REDEEMABLE SHARES (note 12)	**130**	**130**
PROVISIONS FOR RISKS AND LIABILITIES (note 13)	**54**	**89**
Bonds	3,954	3,914
Borrowings from credit institutions	322	484
Other loans and financial debts	1,904	2,235
FINANCIAL LOANS AND BORROWINGS (note 14)	**6,180**	**6,633**
OTHER LIABILITIES (note 15)	**40**	**18**
DEFERRED INCOME (note 16)	**350**	**392**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**25,425**	**24,657**

STATEMENT OF CHANGES IN CASH

(€ million)	2007	2006
Cash flow (note 20)	1,064	1,933
Change in working capital requirements	9	24
CASH FLOW FROM OPERATING ACTIVITIES	**1,073**	**1,957**
Net decrease (increase) in other investments	(232)	
Net decrease (increase) in loans	(128)	(999)
Net decrease (increase) in marketable securities	620	855
CASH FLOW FROM INVESTING ACTIVITIES	**260**	**(144)**
Bond issues	588	856
Bond redemptions	(597)	(1,143)
Net increase (decrease) in other interest-bearing borrowings	(492)	(843)
Dividends paid to shareholders	(863)	(663)
CASH FLOW FROM FINANCING ACTIVITIES	**(1,364)**	**(1,793)**
CASH AND CASH EQUIVALENTS: OPENING BALANCE	**30**	**10**
Increase (decrease) in cash and cash equivalents	(31)	20
CASH AND CASH EQUIVALENTS: CLOSING BALANCE	**(1)**	**30**

7.4.2 NOTES TO THE FINANCIAL STATEMENTS

7.4.2.1 ACCOUNTING POLICIES

Renault SA draws up its accounts in accordance with French law and accounting regulations. The annual financial statements are presented using French chart of accounts 99-03 of April 29, 1999, amended by CRC (Comité de la Règlementation Comptable) regulations.

The following methods were applied in valuing balance sheet and income statement items:

A – Net financial income

The net financial income comprises interest income and expenses related to Renault SA's indebtedness and short-term investment activities. Financial expenses correspond to charges payable on borrowing sources, which depend on the level of indebtedness and interest rates. Financial income includes gains on short-term investments (marketable securities, loans) and dividends received. The net financial income includes realised foreign exchange gains and losses.

B – Net exceptional items

Exceptional items are revenues and expenses resulting from events or transactions that are clearly distinct from the company's normal business operations, and are not expected to recur on a frequent or regular basis.

C – Investments

As allowed by CNC (Conseil National de la Comptabilité) *avis* N°34 (July 1988), as an alternative to the standard valuation method for investments carried in the balance sheet, Renault SA has opted to state investments in wholly-controlled companies at equity:

- this method is applied to all fully consolidated companies;
- the shareholders' equity of these companies is determined under the accounting policies applied in the consolidated financial statements; as this is a valuation method, intercompany eliminations are not taken into account;
- in valuing a subsidiary, its holdings in companies wholly controlled by the Group are valued in the same way;
- the change during the year in the overall percentage of shareholders' equity corresponding to these interests is not an income or loss item; it is included in shareholders' equity under "equity valuation difference". This amount cannot be distributed or used to offset losses. When it is negative, a provision for general impairment is established as a charge against income.

Investments in companies not wholly controlled by Renault SA are valued at acquisition cost, less related expenses, or at their book value if this is lower. Provisions are established when the book value of the investments is lower than the gross value. The book value takes account of profitability and commercial prospects, and the share of net assets.

Other investments include treasury shares acquired for the purposes of stock option plans.

D – Advances to subsidiaries and affiliates

Loans to companies in which Renault SA holds an investment are recorded at historical cost. Impairment is recognised when there is a probability that these loans will not be recovered.

E – Marketable securities

Marketable securities are valued at acquisition cost, excluding related expenses and accrued interest for bonds, or at market value if this is lower.

Treasury shares held for the purposes of stock option plans awarded to Group managers and executives are recorded in marketable securities at the lower of purchase price and stock market price. A provision equivalent to the difference is established where relevant. An additional provision for risks and liabilities is established when the option exercise price falls below the net book value.

F – Loan costs and issuance expenses

Loan costs, including issuance expenses, and bond redemption premiums are amortised over the corresponding duration.

G – Translation of foreign currency receivables and liabilities

Receivables and liabilities denominated in foreign currencies are translated as follows:

- all receivables and liabilities in foreign currencies are converted at the year-end exchange rate;
- exchange differences arising between the date of transactions and December 31 are recorded in Other assets and Deferred income (translation adjustment);
- a provision for risk equal to the unrealised exchange losses is established as follows:
  - a foreign exchange position is determined for each currency and term, based on balance sheet items stated in foreign currencies and derivatives entered into to hedge foreign exchange risks,
  - unrealised foreign exchange gains are netted against unrealised foreign exchange losses with a similar term in the same currency,
  - any residual unrealised foreign exchange losses by currency and term are recognised.

H – Provisions for risks and liabilities

Provisions for risks and liabilities are established for obligations that are probable or definite at year-end. A contingent liability is an obligation that is neither probable nor definite at the date the financial statements are established, or a probable obligation for which expenditure of resources is not probable. Provisions are not established for contingent liabilities, but an off-balance sheet commitment is reported where relevant.

I – Derivatives

Gains and losses on derivatives designated as hedges are recorded in the income statement in the same way as the revenues and expenses relating to the hedged item.

Derivatives not designated as hedges are adjusted to fair value at each closing date. Any resulting unrealised loss is recognised in the income statement, while in application of the conservatism principle, unrealised gains are not taken to income.

The fair value of forward exchange contracts is based on market conditions. The fair value of currency swaps is determined by discounting future cash flows, using closing-date market rates (exchange and interest rates). The fair value of interest rate derivatives is the amount the Group would receive (or pay) to settle outstanding contracts at the closing date, taking year-end market conditions into consideration.

7.4.2.2 INVESTMENT INCOME AND EXPENSES

Details are as follows:

(€ million)	2007	2006
Dividends received from Renault s.a.s.		973
Dividends received from Nissan Motor Co. Ltd.	456	431
Dividends received from Sofasa	4	0
Interest on loans and advances to subsidiaries and affiliates	393	257
TOTAL	**853**	**1,661**

7.4.2.3 FOREIGN EXCHANGE GAINS AND LOSSES

In 2007, redemption of three bonds for a total of €597 million generated a total foreign exchange gain of €145 million:

- settlement of the cross-currency swap undertaken to hedge the bond issued on October 19, 2000 (nominal value €500 million) generated a foreign exchange gain of €127 million;
- settlement of the interest rate swap undertaken to hedge the bond issued on April 23, 2004 on the Japanese domestic market (nominal value 10 billion yen) generated a foreign exchange gain of €15 million;
- redemption of the bond issued on April 26, 2004 on the Japanese domestic market (nominal value 3 billion yen) generated a foreign exchange gain of €3 million.

Settlements of short-term forward sales forming part of the hedge of Nissan's net assets generated a €211 million net foreign exchange gain in 2007 (a €387 million gain and a €176 million loss).

The net foreign exchange gain in 2006 included a gain of €215 million following redemption of six bonds totalling ¥136 billion (€1,143 million), and a gain of €189 million as for settlements of short-term forward sales (a €201 million gain and a €12 million loss).

7.4.2.4 OTHER FINANCIAL INCOME AND EXPENSES

Other financial income and expenses totalled €210 million in 2007 (€179 million in 2006), mainly reflecting net interest payments on Renault bonds after swaps. The net interest on bonds comprises accrued and paid interest of €329 million (€281 million in 2006), and accrued and received interest on swaps of €177 million (€168 million in 2006).

7.4.2.5 NET EXCEPTIONAL ITEMS

The net exceptional expense of €1 million mainly comprises the loss on sales of shares to employees through options exercised under stock option plans.

7.4.2.6 INCOME TAX

As Renault SA elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this regime has continued to apply to the Group in which Renault SA is taxed in France since January 1, 2004. French subsidiaries that are more than 95%-owned by Renault SA pay their income taxes directly to Renault SA under this regime. Each entity included in the domestic tax consolidation records its theoretical taxes as if it were taxed separately. The tax saving generated by this system is treated as income for the company heading the group of entities concerned. When subsidiaries return to profit, the parent company records additional tax due to the fact that the subsidiaries' past tax losses have already been utilised. The parent company is not obliged to refund a subsidiary that returns to profit or leaves the tax consolidated group for any tax savings resulting from utilisation of its tax losses.

The income generated by income taxes for 2007 was €119 million (€89 million income from the domestic tax consolidation, plus an amount of €30 million recovered from provisions for tax risks). The loss reported under the domestic tax consolidation amounts to €1,623 million, a €585 million increase over the previous year.

Details of the tax charge for the year are as follows:

(€ million)	INCOME BEFORE TAX	TAXES THEORETICAL	TAXES NETTING	TAX CREDIT	NET TAX DUE	NET INCOME THEORETICAL	NET INCOME AS BOOKED
Current income subject to normal rate	978	162		(3)	159	819	819
Current income subject to reduced rate							
Exceptional income subject to normal rate	(1)	(1)			(1)		
Tax consolidation					(247)		247
Increase/reversal of provision for tax risks					(30)		30
Tax reassessments							
TOTAL	**977**	**161**	**0**	**(3)**	**(119)**	**819**	**1,096**

Details of Renault SA's future tax position are as follows:

(€ million)	2007 ASSETS [1]	2007 LIABILITIES [2]	2006 ASSETS [1]	2006 LIABILITIES [2]	CHANGE ASSETS	CHANGE LIABILITIES
Temporarily non-deductible expenses						
Provisions for risks and liabilities	18		20		(2)	
Other						
Operations taxed at reduced rate						
Temporarily non-taxable income						
Expenses deducted (or taxable income) not yet recognized for accounting purposes	143	3	166	3	(23)	
TOTAL	161	3	186	3	(25)	

(1) *i.e. future tax credit.*

(2) *i.e. future tax charge.*

7.4.2.7 INVESTMENTS

Changes during the year were as follows:

(€ million)	AT START OF YEAR	CHANGE OVER THE YEAR	AT YEAR-END
Invetsments stated at equity	7,448	1,042	8,490
Investment in Nissan Motor Co. Ltd.	6,413		6,413
Other investments	13	232	245
Provisions on other investments	(13)		(13)
TOTAL	**13,861**	**1,274**	**15,135**

The €1,042 million change during the year in investments stated at equity is taken to shareholders' equity (see note 11). No new investments or disposals took place in 2007.

The €232 million increase in other investments corresponds to purchases of 2 136 650 treasury shares acquired for the purpose of stock option plans. The market value of these shares at December 31, 2007 was €207 million.

7.4.2.8 ADVANCES TO SUBSIDIARIES AND AFFILIATES

Changes during the year were as follows:

(€ million)	AT START OF YEAR	INCREASES	DECREASES	AT YEAR-END
Capitalisable advances	5			5
Advances to subsidiaries and affiliates	9,513	2,356	(2,227)	9,642
TOTAL BEFORE IMPAIRMENT [1]	**9,518**	**2,356**	**(2,227)**	**9,647**
Impairment	(5)			(5)
NET TOTAL	**9,513**	**2,356**	**(2,227)**	**9,642**
(1) Current portion (less than one year)	*9,413*	*2,356*	*(2,220)*	*9,549*
Long-term portion (over 1 year)	*105*		*(7)*	*98*

Advances to subsidiaries and affiliates include:

- €1,785 million in short-term investments with Group finance companies as part of the Group's cash management programme (€3,257 million in 2006);
- €25 million in long-term loans to Renault s.a.s. (identical to 2006);
- €7,832 million in current accounts resulting from centralised cash management agreements with Group subsidiaries (€6,231 million in 2006).

7.4.2.9 MARKETABLE SECURITIES

Marketable securities include €314 million of short-term investment funds (€832 million in 2006) and €268 million for Renault SA's treasury shares (€371 million in 2006).

Renault SA invests its cash surpluses in coherence with the Group's aim to develop a more active cash investment policy. These short-term investment securities meet strict risk control requirements such as capital guarantees, and must present no foreign exchange or liquidity risks.

Renault SA carried out arbitrage in favour of very short-term investments in the form of bank investment certificates with terms of up to three months, offering a better risk/return profile since the crisis experienced by the financial markets of August 2007.

Changes in treasury shares were as follows:

	AT START OF YEAR	OPTIONS EXERCISED	EARLY EXERCISE OF SHARE SUBSCRIPTION OPTIONS	AT YEAR-END
Number of shares	7,681,580	2,262,591	500	5,418,489
Value (€ million)	372	104		268

Stock option plans introduced since 2004 award share subscription options rather than share purchase options.

7.4.2.10 OTHER ASSETS

The major item included in Other assets is the €26 million payment made in connection with the Calyon loan (€28 million at December 31, 2006). For the purposes of the 1%-rate housing loan financing operation introduced in 2004, Renault contracted a loan from Calyon with nominal value of €112 million, bearing interest at the floating rate of 6-month Euribor +0.67%, terminating on December 31, 2019. An interest rate swap was undertaken to convert this to a fixed rate of approximately 0.13%, and Renault SA also paid a sum of €33 million corresponding to the discounted interest differential recorded over the duration of the operation. This payment is amortised over the duration of the loan (15 years) at the same rate as the interest paid on the debt.

7.4.2.11 SHAREHOLDERS' EQUITY

Changes in shareholders' equity were as follows:

(€ million)	BALANCE AT START OF YEAR	ALLOCATION OF 2006 NET INCOME	DIVIDENDS	2007 NET INCOME	OTHER	BALANCE AT YEAR-END
Share capital	1,086					1,086
Share premium	4,423					4,423
Revaluation surplus	9					9
Equity valuation difference	3,787				1,042	4,829
Legal and tax basis reserves	108					108
Retained earnings	6,041	1,941	(863)			7,120
Net income	1,941	(1,941)		1,096		1,096
TOTAL	**17,395**	**0**	**(863)**	**1,096**	**1,042**	**18,671**

At the General Shareholders' Meeting of May 2, 2007, a decision was made to allocate the net income for 2006 as follows: €883 million (€3.10 per share) to distribution of dividends, including a non-distributable amount of €20 million attached to treasury shares, and €1,078 million to retained earnings.

Non-distributable reserves amounted to €4,946 million at December 31, 2007.

A total of €499 million of reserves corresponds to the treasury share accounts.

Renault SA's shareholding structure was as follows at December 31, 2007:

	OWNERSHIP STRUCTURE		VOTING RIGHTS	
	NUMBER OF SHARES HELD	% OF CAPITAL	NUMBER	%
French state	42,759,571	15,01	42,759,571	18,22
Employees	8,873,624	3,11	8,873,624	3,78
Treasury shares	7,555,139	2,65		
Nissan	42,740,568	15,00		
Other	183,008,216	64,23	183,008,216	78,00
TOTAL	**284,937,118**	**100**	**234,641,411**	**100**

The par value of a Renault SA share is €3.81.

7.4.2.12 REDEEMABLE SHARES

These shares, issued in October 1983 and April 1984 by Renault SA, can be redeemed with a premium on the sole initiative of Renault SA. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical structure and methods.

In March and April 2004, Renault SA made a cash tender offer to buy back its redeemable shares at €450 per share, representing a 21% premium over market price. This operation generated a loss of €343 million.

797,659 redeemable shares remained on the market at December 31, 2007, with an average weighted cost of €158.93 each or a total of €130 million including accrued interest. These shares are listed on the Paris Bourse, and over the period December 31, 2006 to December 31, 2007 traded at between €940 and €874 for par value of €153.

The 2007 return on redeemable shares, amounting to €17 million (identical to 2006), is included in interest expenses.

7.4.2.13 PROVISIONS FOR RISKS AND LIABILITIES

Provisions for risks and liabilities break down as follows:

(€ million)	2006	INCREASES	REVERSALS WITHOUT APPLICATION	2007
Provisions for tax risks and litigation	33		(33)	
- *Current (less than 1 year)*	33		(33)	
- *Long-term (over 1 year)*				
Other provisions for risks and liabilities	56		(2)	54
- *Current (less than 1 year)*	33			33
- *Long-term (over 1 year)*	23		(2)	21
TOTAL	89		(35)	54
Increases/reversals concerning:				
- operating items			(4)	
- financial items			(2)	
- income taxes			(29)	

All known litigation in which Renault SA is involved was examined at year-end. After seeking the opinion of legal and tax advisors, the provisions deemed necessary have been established as appropriate to cover the estimated risk.

7.4.2.14 BORROWINGS AND FINANCIAL DEBTS

A – Bonds

The principal changes in bonds over 2007 were as follows:

- issuance on January 15, 2007 of a 7-year bond with total nominal value of €29 million, at the indexed floating rate of 10-year CMS, swapped to the floating rate of 3-month Euribor +0.62%;
- issuance on April 16, 2007 of a 5-year bond with total nominal value of €500 million, at the fixed rate of 4.5% swapped to a floating rate of 3-month Euribor +0.3948%;
- issuance on April 27, 2007 of a 10-year bond with total nominal value of €10 million, at the fixed rate of 5.35% with an adjustment option (a swap was undertaken to convert this to a floating rate of 3-month Euribor +0.55%);
- issuance on April 27, 2007 on the Japanese market of a 3-year bond with total nominal value of ¥2 billion, at the fixed rate of 1.285%;
- issuance on June 5, 2007 on the Japanese market of a 7-year bond with total nominal value of ¥1 billion, at the fixed rate of 1.89%;
- issuance on June 8, 2007 on the Japanese market of a 5-year bond with total nominal value of ¥2 billion, at the fixed rate of 1.755%;
- issuance on June 14, 2007 on the Japanese market of a 5-year bond with total nominal value of ¥1 billion, at the fixed rate of 1.774%;
- issuance on June 26, 2007 on the Japanese market of a 7-year bond with total nominal value of ¥2 billion, at the fixed rate of 2.065%;
- redemption of the April 23, 2004 3-year bond issue totalling ¥10 billion at the floating rate of 3-month Libor +0.28% (a swap was undertaken to convert this to a fixed rate of 0.7375%);
- redemption of the April 26, 2004 3-year bond issue totalling ¥3 billion at the fixed rate of 0.67%;
- redemption of the October 19, 2000 7-year bond issue totalling €500 million at the fixed rate of 6.375% (a currency swap was undertaken to convert this issue into ¥62 billion with a rate of 2.7276%).

Breakdown by maturity

							DECEMBER 31, 2007
(€ million)	TOTAL	-1 YR	1 TO 2 YRS	2 TO 3 YRS	3 TO 4 YRS	4 TO 5 YRS	+5 YRS
2002	1,000		1,000				
2003	1,031	365		625			41
2004	278		228		50		
2005	213			152		61	
2006	831				303		528
2007	588			12		519	57
Accrued interest	13	13					
TOTAL	3,954	378	1,228	789	353	580	626

							DECEMBER 31, 2006
(€ million)	TOTAL	-1 YR	1 TO 2 YRS	2 TO 3 YRS	3 TO 4 YRS	4 TO 5 YRS	+5 YRS
2000	394	394					
2001							
2002	1,000			1,000			
2003	1,075		376		658		41
2004	365	80		235		50	
2005	224				160		64
2006	847					319	528
Accrued interest	9	9					
TOTAL	3,914	483	376	1,235	818	369	633

Breakdown by currency

		DECEMBER 31, 2007		DECEMBER 31, 2006
(€ million)	BEFORE DERIVATIVES	AFTER DERIVATIVES	BEFORE DERIVATIVES	AFTER DERIVATIVES
Euro	3,044	2,370	2,928	1,824
Yen	910	1,584	986	2,090
TOTAL	3,954	3,954	3,914	3,914

Breakdown by interest rate

	DECEMBER 31, 2007	DECEMBER 31, 2006
(€ million)	AFTER DERIVATIVES	AFTER DERIVATIVES
Fixed rate	1,757	2,263
Floating rate	2,197	1,651
TOTAL	3,954	3,914

B – Borrowings from credit institutions

Borrowings from credit institutions stood at €322 million at December 31, 2007 (€484 million in 2006), and are mainly contracted on the market.

Borrowings from credit institutions due after one year include short-term drawings on long-term credit lines (due after one year). They bear interest at market rates.

Breakdown by maturity

(€ million)	TOTAL	-1 YR	1 TO 2 YRS	2 TO 3 YRS	3 TO 4 YRS	4 TO 5 YRS	+5 YRS
							DECEMBER 31, 2007
2001	127	127					
2002							
2003							
2004	183	8	107	5	8	10	45
2005							
2006							
Accrued interest	12	12					
TOTAL	**322**	**147**	**107**	**5**	**8**	**10**	**45**

(€ million)	TOTAL	-1 YR	1 TO 2 YRS	2 TO 3 YRS	3 TO 4 YRS	4 TO 5 YRS	+5 YRS
							DECEMBER 31, 2006
2001	282	150	132				
2002	4	4					
2003							
2004	192	10	8	105	6	8	55
2005							
2006							
Accrued interest	6	6					
TOTAL	**484**	**170**	**140**	**105**	**6**	**8**	**55**

Breakdown by currency

	DECEMBER 31, 2007		DECEMBER 31, 2006	
(€ million)	BEFORE DERIVATIVES	AFTER DERIVATIVES	BEFORE DERIVATIVES	AFTER DERIVATIVES
Euro	273	195	436	352
Yen		127		132
Other currencies	49		48	
TOTAL	**322**	**322**	**484**	**484**

Breakdown by interest rate

	DECEMBER 31, 2007	DECEMBER 31, 2006
(€ million)	AFTER DERIVATIVES	AFTER DERIVATIVES
Fixed rate	211	383
Floating rate	111	101
TOTAL	**322**	**484**

C – Other loans and financial debts

Other loans and financial debts amounted to €1,904 million at December 31, 2007 (€2,235 million in 2006), and mainly comprise borrowings from Group subsidiaries with surplus cash, as follows:

- €763 million of borrowings from Renault Espana SA;
- €474 million of borrowings from SI Epone;
- €142 million of borrowings from SIAM;
- €72 million of borrowings from Renault Nederland;
- €69 million of borrowings from Renault Nissan Deutschland AG;
- €60 million of borrowings from Revoz;
- €53 million of borrowings from Renault Belgique Luxembourg;

- €45 million of borrowings from Renault Österreich;
- €44 million of borrowings from Sirha;
- €42 million of borrowings from SICOFRAM;

No loans or financial debts are secured.

The total includes approximately €7 million of accrued interest receivable following implementation on February 21, 2006 of the ¥45 billion cross-currency swap with no underlying.

7.4.2.15 OTHER LIABILITIES

Changes in other liabilities were as follows:

(€ million)	2007	2006	VARIATION 2007/2006
Tax liabilities	40	18	22
TOTAL	40	18	22

The €22 million increase in other liabilities results from a €36 million increase in tax liabilities, offset by a €14 million reduction in the liability for taxes payable to subsidiaries under the French domestic tax consolidation system.

7.4.2.16 DEFERRED INCOME

Deferred income mainly comprises unrealised foreign exchange gains on bond issues in yen or swapped to yen, totalling €342 million. Renault SA issues bonds in yen or swapped to yen as part of the hedge of the net assets of Nissan.

7.4.2.17 INFORMATION CONCERNING RELATED COMPANIES

"Related companies" are all entities fully consolidated in the Group's consolidated financial statements.

INCOME STATEMENT

	2007		2006	
(€ million)	TOTAL	RELATED COMPANIES	TOTAL	RELATED COMPANIES
Interest on loans and advances to subsidiaries and affiliates	393	390	257	254
Interest and equivalent expenses	(263)	(45)	(206)	(4)
Reversals of provisions and transfers of charges	3		6	

BALANCE SHEET

	2007		2006	
(€ million)	TOTAL	RELATED COMPANIES	TOTAL	RELATED COMPANIES
Advances to subsidiaries and affiliates	9,642	9,566	9,513	9,434
Loans	7	4	7	
Receivables	15		3	
Cash and cash equivalents	9	6	30	13
Loans and financial debts	1,904	1,851	2,235	1,784
Other liabilities	40		18	

7.4.2.18 FINANCIAL INSTRUMENTS

A – Management of exchange and interest rate risk

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below:

(€ million)	AT DECEMBER 31 2007	AT DECEMBER 31 2006
FOREIGN EXCHANGE RISKS		
Currency swaps		
Purchases	1,120	1,569
with Renault Finance	*513*	*931*
Sales	1,367	1,868
with Renault Finance	*617*	*1,118*
Other forward exchange contracts and options		
Purchases	3,174	2,626
with Renault Finance	*3,174*	*2,626*
Sales	3,149	2,587
with Renault Finance	*3,149*	*2,587*
INTEREST RATE RISKS		
Interest rate swaps	2,569	2,132
with Renault Finance	*2,282*	*1,836*

Transactions undertaken to manage exchange rate exposure mainly comprise currency swaps and forward sales of yen, with total nominal value of €4,996 million (¥824 billion) at December 31, 2007. These operations form a partial hedge of Renault's investment in Nissan's net assets in yen. Renault SA also carries out forward sales to hedge loans to subsidiaries denominated in foreign currencies.

Renault SA carries most of the Group's indebtedness. Its management policy for interest rate risk applies two basic principles: long-term investments use fixed-rate financing, and investments for cash reserves use variable-rate financing. The financing in yen undertaken as part of the hedge of Nissan equity is fixed-rate, over terms varying from 1 month to 7 years.

Renault SA uses derivatives to implement the above interest rate and exchange risk management policies. Most of its operations on the forward markets are with Renault Finance, a wholly-owned Group subsidiary.

B – Fair value of financial instruments

The carrying amounts in the balance sheet and the estimated fair values of Renault SA's financial instruments are as follows:

(€ million)	AT DECEMBER 31 2007		AT DECEMBER 31 2006	
	BALANCE SHEET VALUE	FAIR VALUE	BALANCE SHEET VALUE	FAIR VALUE
ASSETS				
Marketable securities [1]	582	842	1,203	1,559
Loans and advances to subsidiaries and affiliates	9,656	9,663	9,515	9,522
Cash and cash equivalents	9	9	30	30
LIABILITIES				
Redeemable shares	130	697	130	750
Bonds	3,954	4,129	3,914	4,252
Other interest-bearing borrowings [2]	2,226	2,213	2,719	2,757

(1) Including treasury shares
(2) Excluding redeemable shares

C – Estimated fair value of off-balance sheet financial instruments

(€ million)	AT DECEMBER 31 2007		AT DECEMBER 31 2006	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Forward exchange contracts	3,174	3,154	2,625	2,589
with Renault Finance	*3,174*	*3,154*	*2,625*	*2,589*
Currency swaps	1,400	1,132	1,925	1,590
with Renault Finance	*579*	*468*	*1,094*	*896*
Interest rate swaps	21	5	27	8
with Renault Finance	*21*	*1*	*27*	*1*

Assumptions and methods adopted:

Estimated fair values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the year and do not therefore take account of subsequent movements.

In general, when the financial instrument is listed on an active and liquid market, the last listed price is used to calculate the market value. For unlisted instruments, market value is determined based on recognised valuation models that refer to observable market parameters. If Renault SA has no valuation tools, particularly for complex products, valuation is carried out by quality financial institutions.

The main assumptions and valuation methods are as follows:

- financial assets:
  - marketable securities: the fair value of securities is determined mainly by reference to market prices,
  - loans and advances to subsidiaries and affiliates: for loans with an original maturity of less than three months, floating-rate loans and advances to subsidiaries and affiliates, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been measured by discounting future cash flows using the rates offered to Renault SA at December 31, 2007 and December 31, 2006 for loans with similar conditions and maturities;
- liabilities: the fair value of financial liabilities is determined by discounting future cash flows at the rates offered to Renault SA at December 31, 2007 and December 31, 2006 for borrowings with similar conditions and maturities. The fair value of redeemable shares is based on their year-end stock market value;
- off-balance sheet foreign exchange instruments: the fair value of forward contracts is estimated on the basis of prevailing market conditions. The fair value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2007 and December 31, 2006 for the contracts' residual terms;
- off-balance sheet interest rate instruments: the fair value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the year. Unrealised capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, are taken into account at December 31, 2007 and December 31, 2006.

7.4.2.1 OTHER COMMITMENTS AND CONTINGENCIES

Off-balance sheet commitments are as follows:

(€ million)	2007 TOTAL	2007 CONCERNING RELATED COMPANIES	2006 TOTAL	2006 CONCERNING RELATED COMPANIES
Commitments received				
Guarantees and deposits			1	1
Unused credit lines	4,677	205	4,665	142
TOTAL	**4,677**	**205**	**4,666**	**143**
Commitments given				
Guarantees and deposits	453	450	453	450
Unused credit lines	141	141	165	165
TOTAL	**594**	**591**	**618**	**615**
Financial commitments				
Forward currency sales	3,149	3,149	2,587	2,587
Forward currency purchases	3,174	3,174	2,626	2,626
Currency swaps: loan	1,367	617	1,868	1,118
Currency swaps: borrowing	1,120	513	1,569	931
Interest rate swaps	2,569	2,282	2,132	1,836

As part of the management of RCI Banque's major risk ratio, Renault SA has provided Cogera (a fully-owned RCI Banque subsidiary) with a €450 million credit line since December 2004. For purposes of compliance with French Banking Commission regulations, Renault SA will only be reimbursed by Cogera to the extent of the amounts Cogera recovers in repayment of its financing for Renault Retail Group's inventories. Furthermore, to guarantee payment by Renault Retail Group to Cogera of the receivables resulting from this financing arrangement, Renault SA's receivable related to the credit line is pledged in favour of Cogera. The value of this pledge at December 31, 2007 was €450 million.

The forward sales and swaps undertaken by Renault SA are described above (note 18.A - Management of exchange and interest rate risk).

7.4.2.20 CASH FLOW

Cash flow is determined as follows:

(€ million)	2007	2006
Net income	1,096	1,941
Increases to provisions and deferred charges	5	5
Net increase to long-term provisions for risks and liabilities	(36)	(9)
Transfer of financial charges	(1)	(4)
TOTAL	**1,064**	**1,933**

7.4.2.21 WORKFORCE

Renault SA has no employees.

7.4.2.22 REMUNERATION OF DIRECTORS AND EXECUTIVE MANAGERS

Total remuneration to members of the Board of Directors was less than €1 million.

7.4.2.23 SUBSEQUENT EVENTS

No significant event has occurred subsequent to the year-end.

OTHER INFORMATION – SUBSIDIARIES AND AFFILIATES (€ MILLION)

COMPANIES	SHARE CAPITAL	RESERVES AND RETAINED EARNINGS [3]	% OF CAPITAL HELD	BOOK VALUE OF SHARES OWNED
INVESTMENTS				
Renault s.a.s.	534	2,681	100.00	7,694
Dacia [2]	705	(80)	99.31	768
Nissan Motor Co. Ltd. [1]	3,673	18,840	44.33	
Sofasa [2]	1	96	23.71	28
TOTAL INVESTMENTS				8,490

(1) Based on the financial proforma statements published by Nissan Motor Co. Ltd. at December 31, 2007 (exchange rate: 164.93 yen = 1 Euro).
(2) Exchange rates for Dacia and Sofasa are respectively 3.6077 Romanian lei and 2967 Colombian peso for one Euro.
(3) Before allocation of net income.

OTHER INFORMATION – SUBSIDIARIES AND AFFILIATES (€ MILLION)

COMPANIES	OUTSTANDING LOANS AND ADVANCES FROM RENAULT SA	SALES REVENUES, PRIOR YEAR	NET INCOME (LOSS), PRIOR YEAR	DIVIDENDS RECEIVED BY RENAULT SA IN 2007
INVESTMENTS				
Renault s.a.s.	3,065	32,921	100	
Dacia		1,923	123	
Nissan Motor Co. Ltd.		70,863	2,647	456
Sofasa		826	24	4

ACQUISITION OF INVESTMENTS IN OTHER COMPANIES

No investments were acquired during 2007.



08

Additional information

8.1 PERSON RESPONSIBLE FOR THE REGISTRATION DOCUMENT

Mr. Carlos Ghosn, President and Chief Executive Officer, accepts full responsibility for the Registration Document and the related supplemental information.

I hereby declare that, to the best of my knowledge, the information in this document is correct and that all reasonable measures have been taken to that end. There are no omissions likely to alter the scope of this information.

I hereby declare that, to the best of my knowledge, the financial statements have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the company and all the undertakings included in the consolidation taken as a whole; and that the management report in chapter 2 includes a fair review of the development and performance of the business, the results and the financial position of the company and all the undertakings in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

A statutory auditors' report has been issued in respect of the historical information in the registration document; it appears in chapter 7.1 of the document and contains observations concerning the changes of method made in 2007.

I have received a completion letter from Renault's Statutory Auditors stating that they have verified the information concerning the financial situation and the financial statements set forth in this Registration Document, which they have read in full.

Paris, March 11, 2008

President and Chief Executive Officer

Carlos Ghosn

8.2 INFORMATION CONCERNING FY 2005 AND 2006

Pursuant to Article 28 of Commission Regulation (EC) 809/2004, the following historical data is incorporated by reference in the present Registration Document:

8.2.1 FY 2005

The 2005 Registration Document was filed with the Autorité des marchés financiers on March 13, 2006 under No. 06-0124 (French version).

The consolidated financial statements are outlined on pages 167 to 231 of chapter 8 and the corresponding audit report is on page 166 of chapter 8.

Financial information is on pages 50 to 54 of chapter 2.1.2.

Data not incorporated in this document is either not appropriate for investors or covered in another chapter of the Registration Document.

8.2.2 FY 2006

The 2006 Registration document was filed with the Autorité des marchés financiers on March 13, 2007 under No. D07-0170 (French version).

The consolidated financial statements are outlined on pages 165 to 213 of chapter 7 and the corresponding audit report is on page 164 of chapter 7.

Financial information is on pages 50 to 53 of chapter 2.1.2.

Data not incorporated in this document is either not appropriate for investors or covered in another chapter of the Registration Document.

8.3 INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

Adopted by the Board during its meeting of September 10, 1996 and amended during its meetings of June 8, 2000, October 23, 2001, July 25, 2002, December 17, 2002 and February 22, 2005.

8.3.1 INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

8.3.1.1 THE BOARD OF DIRECTORS

Renault's Board of Directors is a collegiate body that collectively represents all shareholders. It is required to act at all times in the company's interest and is accountable to the General Meeting of Shareholders.

The Board of Directors elects its Chairman, who takes the title of Chairman of the Board of Directors.

The Board of Directors appoints the Chief Executive Officer who takes the title of President and Chief Executive Officer, and frames Renault's strategy at the behest of the Board. The Board of Directors supervises the management of the company and ensures the quality of information provided to the shareholders and to markets, both through the financial statements and when major transactions are undertaken. It makes public its opinion as to the terms and conditions of transactions in the company's shares whenever the nature of those transactions operations so requires.

The Board of Directors discusses the strategic policies of the company, including with respect to the Alliance, as proposed by the President and Chief Executive Officer. Once a year, it examines any changes that may have occurred in these policies. It also gives its prior opinion on any important decision that is not consistent with the company's strategy.

Based on a report submitted by the President and Chief Executive Officer, the Board of Directors discusses and determines the decisions that the single shareholder in Renault s.a.s. might make, as well as those that may stem from the Restated Master Alliance Agreement.

The Board of Directors examines Renault's medium-term plan, operating budget and investment budget once a year.

The Board is informed of developments relating to the company's income statement, balance sheet and cash flow statement at each of its meetings, and, twice per year, of developments relating to its off-balance sheet commitments.

The President and Chief Executive Officer informs the Board in timely fashion of any external event or internal development that has a material impact on the prospects of the company or the forecasts presented to the Board of Directors.

Renault's Board of Directors examines its membership structure whenever necessary and, each year, reviews its organisation and operating procedures. It then informs shareholders of the positions or arrangements it has adopted in this respect.

The Board of Directors can use any and all technical resources for its deliberations, provided that such resources enable the directors to participate effectively. Directors who take part in Board meetings using technical resources shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the preparation of the parent-company and consolidated financial statements, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the President and Chief Executive Officer or the executive vice presidents, where the directors must attend meetings in person.

8.3.1.2 THE CHAIRMAN OF THE BOARD OF DIRECTORS

The Chairman of the Board of Directors organizes and directs the work of the Board. He reports on the Board's work to the General Meeting of Shareholders. He ensures that the company's decision-making bodies, and especially the Board's committees, function properly. In particular, he ensures that directors are in a position to discharge their duties, notably in terms of their committee work.

He ensures that principles of corporate governance are set out and implemented at the highest level.

The Chairman of the Board of Directors is the only person who may act and speak in the name of the Board.

Subject to the agreement of the President and Chief Executive Officer, he may represent the Group in its high-level relations, notably with public authorities, both at home and internationally.

He ensures that the Board devotes the necessary time to questions concerning the future of the Group and especially its strategy, notably with respect to the Alliance.

The Chairman of the Board of Directors shall be kept regularly informed by the President and Chief Executive Officer and other members of senior management of major events and situations affecting the Group. He shall receive the information required to lead the work of the Board and committees and to prepare the internal control report.

The Chairman of the Board of Directors may meet with the statutory auditors.

The Chairman of the Board of Directors may attend meetings of Board committees on which he does not sit, in a consultative capacity, and may consult these committees on any question within their remit.

8.3.1.3 PRESIDENT AND CHIEF EXECUTIVE OFFICER

The President and Chief Executive Officer is vested with the broadest powers to act in all circumstances in the name of the company.

The President and Chief Executive Officer and the persons he appoints for this purpose are the only ones who may speak in the name of the company.

He has authority over all Group employees.

He proposes the strategic policies of the company to the Board, including with respect to the Alliance, as well as the decisions that the sole shareholder in Renault s.a.s. may be led to make. He informs the Board of measures taken pursuant to the Restated Master Alliance Agreement, and reports to it on the decisions that the Board may be led to take pursuant to the Restated Master Alliance Agreement.

The President and Chief Executive Officer may consult the Board's committees on any question within their remit. He shall appear before each committee whenever it so requests.

8.3.1.4 COMMITTEES OF THE BOARD OF DIRECTORS

Renault's Board of Directors has established four specialized committees to help it complete its tasks and achieve its objectives:

- an Accounts and Audit Committee;
- a Remunerations Committee;
- an Appointments and Governance Committee;
- an International Strategy Committee.

Committee chairmen report on the work and opinions of their committees at Board meetings.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE ACCOUNTS AND AUDIT COMMITTEE

Composition

The Accounts and Audit Committee is made up of directors chosen by the Board of Directors. It shall contain a majority of independent directors. The Chairman of the Board of Directors and the President and Chief Executive Officer may not sit on this committee.

The committee shall not include any director or permanent representative of a director who holds office at a company whose Accounts and Audit Committee includes a Renault director or permanent representative.

The Board of Directors selects the committee chairman.

Tasks and powers

The Accounts and Audit Committee has the following tasks, which it performs notably when preparing the half-yearly and annual parent-company and consolidated financial statements (hereinafter referred to as "the financial statements"), and when preparing decisions submitted to the vote of the Board of Directors in this respect:

- analyze the financial statements as prepared by the company's departments and divisions. Two memos accompany the committee's examination of the financial statements, one from the statutory auditors outlining the salient features of the results and the accounting principles applied, and one from the Chief Financial Officer describing the company's risk exposures and off-balance sheet commitments. With respect to internal audit and risk control, the committee must examine significant off-balance sheet commitments and risks, meet the head of internal audit, give its opinion on the organization of this department and be informed of the department's work program. It must receive the detailed internal audit reports or a periodical summary of these reports to ensure that significant risks are detected;
- ensure that the methods used to prepare the financial statements comply with applicable standards and analyze any changes to these methods;
- examine with the statutory auditors the nature, extent and results of their inspection of the financial statements and discuss with them any remarks that they may wish to make on the financial statements at the close of their review;
- give its opinion on the appointment or renewal of the statutory auditors and on the quality of their work. The committee is thus required to prepare the selection of external auditors, proposing the candidate making the lowest bid. In general, it ensures compliance with rules guaranteeing the independence of the statutory auditors;
- verify the appropriateness of internal control methods;
- examine the extent of group consolidation, and the reasons why certain companies are not included within the consolidated scope of the Group;
- make recommendations to the Board in the fields described above.

The Chairman of the Board of Directors and the President and Chief Executive Officer may consult the committee on any question within its remit.

Operating procedures

The committee meets whenever necessary and always before Board meetings where the agenda includes approving or examining the financial statements or any decision concerning the financial statements.

In order to discharge its duties, the committee shall be entitled to meet with the statutory auditors without company executives present, as well as internal auditors and the persons involved in preparing the financial statements, and may request that they produce any and all documents or information necessary to the completion of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE REMUNERATIONS COMMITTEE

Composition

The Remunerations Committee is made up of directors chosen by the Board, the majority of whom shall be independent. The Chairman of the Board of Directors and the President and Chief Executive Officer may not sit on this committee.

The committee shall not include any director or permanent representative of a director who holds office at a company whose Remunerations Committee includes a Renault director or permanent representative.

The Board of Directors selects the committee chairman.

Tasks and powers

The committee has the following tasks:

- propose to the Board the variable portion of the fees paid to corporate officers and the rules for fixing this variable portion, making sure that these rules are consistent with the annual performance assessment of the interested parties as well as with the company's medium-term strategy, and supervising the annual application of these rules;
- to make recommendations to the Board concerning the remuneration, benefits and pension of the Chairman of the Board of Directors, the President and Chief Executive Officer and other senior executives and corporate officers;
- to assess all remuneration and benefits paid to senior executives and members of the executive committee, including from other companies in the Group;
- to examine the general policy for granting options and comparable benefits and make proposals to the Board of Directors both on the policy itself and on the actual granting of options to buy or subscribe for stock and comparable benefits.

The Chairman of the Board of Directors and the President and Chief Executive Officer may consult the committee on any question within its remit.

The President and Chief Executive Officer may also consult the committee on any question concerning the compensation paid to Group executive committee members.

Operating procedures

The Remunerations Committee meets at least once a year and always before Board meetings where the agenda includes questions within the committee's remit. Whenever necessary, it may have external bodies conduct such research and surveys as it thinks fit, at the company's expense.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE APPOINTMENTS AND GOVERNANCE COMMITTEE

Composition

The Appointments and Governance Committee is chaired by the Chairman of the Board of Directors and comprises two independent Board members chosen by the Board.

The committee shall not include any director or permanent representative of a director who holds office at a company whose Appointments Committee includes a Renault director or permanent representative.

Tasks and powers

The committee has the following tasks:

- make proposals to the Board concerning the appointment of the Chairman of the Board of Directors, the President and Chief Executive Officer and corporate officers, in accordance with the procedure it has put in place to select directors, and to screen potential candidates;
- advise on the renewal of directorships that have expired, taking account of changes in the company's shareholding structure and the need to maintain a suitable proportion of independent directors;
- be able to provide the Board with succession proposals in the event of unforeseen vacancies;
- make proposals concerning the chairmanship, membership and tasks of Board committees;
- follow up on questions of corporate governance;
- draft an annual review of Board's operating procedures and where necessary propose changes.

The President and Chief Executive Officer may consult the committee on any question within its remit.

Operating procedures

The Appointments and Governance Committee meets at least once a year and always before Board meetings where the agenda includes questions within the committee's remit. Whenever necessary, it may have external bodies conduct such research and surveys as it thinks fit, at the company's expense.

Its secretariat is provided by the secretariat of the Board of Directors.

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COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE INTERNATIONAL STRATEGY COMMITTEE

Composition

The International Strategy Committee is made up of directors chosen by the Board of Directors.

The Board of Directors selects the committee chairman.

Tasks and powers

Its work concerns the company's activities outside wider Europe.

The committee has the following tasks:

- study the strategic policies proposed by the President and Chief Executive Officer concerning the international development of the company and the Alliance;
- analyze and examine the company's international projects on behalf of the Board and issue opinions on these projects;
- monitor the company's international projects and draft reports at the Board's request.

The Chairman of the Board of Directors and the President and Chief Executive Officer may consult the committee on any question within its remit.

Operating procedures

This committee meets at least twice each year and whenever necessary, and always before Board meetings where the agenda includes the examination of international projects.

To discharge its duties, the committee may meet the concerned departments and divisions of the company and persons who play a direct role in preparing these projects, and request that they produce any and all documents or information necessary to the completion of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

8.3.2 DIRECTORS' CHARTER

The Board has established a Directors' Charter that sets out the rights and duties of directors.

8.3.2.1 KNOWLEDGE OF THE LEGAL FRAMEWORK GOVERNING SOCIÉTÉS ANONYMES AND THE ARTICLES OF ASSOCIATION OF THE COMPANY

Before he takes up his functions, every director must inform himself about the general and specific dut es attaching to his office. In particular he must inform himself about the laws and regulations governing sociétés anonymes [French public limited companies], Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any subsequent additions or amendments.

8.3.2.2 HOLDING SHARES IN THE COMPANY

Pursuant to Article 10.2 of the Articles of Association, each director must be able to prove that he personally holds at least one share or any greater number of shares that he considers he should hold. This share or these shares must be registered.

The law also obliges directors' spouses to ensure that their shares are registered shares or to deposit them in a bank or financial establishment which is authorized to receive deposits of shares from the general public, or with a stock market company. Moreover, as the company is obliged to communicate to the AMF all share transactions, including acquisitions, subscriptions and exchanges, by directors and persons closely associated with them, each director undertakes to inform the compliance officer within 24 hours of undertaking such a transaction.

8.3.2.3 REPRESENTING THE SHAREHOLDERS

Each director must act in Renault's interest at all times and shall represent all shareholders.

8.3.2.4 DUTY OF HONESTY AND FAIRNESS

Each director is obliged to inform the Board of any situation or risk of a conflict of interest with Renault or any company in its Group, and must abstain from voting in related decision(s).

8.3.2.5 DUTY OF DILIGENCE

Each director must devote the time and attention needed to discharge his duties. He must be diligent in his work and attend all meetings of the Board and of the committees on which he sits, unless genuinely unable to do so.

8.3.2.6 RIGHT TO OBTAIN INFORMATION AND DUTY TO BE PROPERLY INFORMED

Each director has a duty to be properly informed. He must, in a timely fashion, ask the Chairman of the Board of Directors to provide him with the information that he considers necessary to fulfill his tasks and make a contribution with respect to the agenda items of Board meetings. In addition, the Board's Secretariat shall be available to document this information for directors.

8.3.2.7 PROFESSIONAL SECRECY

In addition to complying with the confidentiality requirement provided for in Article L. 225-37 of the Commercial Code, each director shall consider himself to be bound by professional secrecy as regards all non-public information that he may become aware of in the context of his directorship.

8.3.2.8 INSIDE INFORMATION

Like any Group senior manager, each director undertakes to comply with Renault's internal procedure on the use and/or communication of inside information concerning Renault and/or Nissan, as well as with any applicable legal or regulatory provisions.

8.3.2.9 REIMBURSEMENT OF EXPENSES

Each director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his traveling expenses as well as other expenses that he incurs in the interest of the company.

8.3.3 PROCEDURE CONCERNING THE USE AND/OR COMMUNICATION OF INSIDE INFORMATION

Furthermore, the Board of Directors has adopted the following provisions as internal procedure applicable to the whole Group on prevention of the use or communication of inside information.

Since Renault's share capital was opened up in 1994 and its shares were listed on the Paris financial market, the company has become more exposed to the risk that inside information may be used and/or communicated. Aside from the civil, administrative and criminal penalties that Renault directors, senior executives, corporate officers and employees face if they are found guilty of committing, aiding and abetting or profiting from offences in this area, the company's public reputation could be lastingly damaged in the event of proven misconduct.

Therefore, to prevent any use and/or communication of information that could prove harmful to the company, this procedure is intended to define:

A. the nature of such information;

B. the terms governing its use and/or communication;

C. the application of these rules to the granting of stock options.

8.3.3.1 NATURE OF INSIDE INFORMATION

Inside information shall mean any information concerning Renault and/or Nissan, whether favorable or unfavorable, that could have an effect on the price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as "inside information"). Inside information may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and Group companies, as well as the prospects for the performance of Renault and/or Nissan shares.

More generally, any information that has not been released onto the market, through a news release, memorandum published in the press or other means, shall remain non-public. Inside information shall only be considered to be public if published through mass media.

8.3.3.2 USE AND/OR COMMUNICATION OF INSIDE INFORMATION

Any and all directors, senior executives, corporate officers and employees of Renault and the companies of its Group who hold inside information, whether permanently or from time to time (hereinafter referred to as "insiders") must, whatever their level of responsibility, refrain from undertaking market transactions in Renault and/or Nissan shares, whether directly or via a third party, until such time as said information is made public.

Directors, senior executives, corporate officers or employees of Renault whose position or office makes them liable to permanently hold inside information must not, as a general rule, undertake transactions in Renault and/or Nissan shares, including shares in FCPE Actions Renault (the company investment fund invested in Renault shares) during the following periods:

- from January 1 to the announcement of Renault's annual results and Nissan's quarterly results (i.e. approximately the beginning of February);
- from April 1 to the announcement of Nissan's annual results (i.e. approximately mid-May);
- from July 1 until the announcement of Renault's half-yearly results and Nissan's quarterly results (i.e. approximately the end of July);
- from October 1 until the announcement of Nissan's quarterly results (i.e. approximately mid-November).

Furthermore, insiders must not disclose any inside information within Renault or outside Renault other than in the normal course of their duties, i.e. for purposes or activities other than those for which the information is held, and must take appropriate steps to this end.

Generally, insiders must act with the greatest care. Because they hold such information, they must refrain from undertaking any transaction in Renault and/or Nissan shares, even where the transaction was planned before they become aware of the information in question.

8.3.3.3 APPLYING THE PROCEDURE TO THE ALLOCATION OF STOCK OPTIONS

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- within a period of ten stock exchange trading sessions prior to and following the date on which the consolidated accounts, or in their absence the parent-company accounts, are made public;
- within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan that could have a significant effect on the stock market price of Renault shares were it to be made public, and the date following ten stock exchange trading sessions after the date on which said information was made public.

The importance of this procedure to the company is obvious. To ensure that it is properly understood and enforced, on July 26, 2001 the Board appointed a compliance officer, who must be consulted on any question concerning the interpretation and application of the procedure.

8.4 APPENDICES RELATING TO THE ENVIRONMENT

8.4.1 METHOD USED FOR THE "SITE ENVIRONMENTAL INDICATORS IN 2007" TABLE

8.4.1.1 SCOPE

The scope encompasses the industrial subsidiaries (body assembly, final assembly, powertrain and foundry) and the support sites (product and process design and development, logistics) in which Renault holds a stake of at least 50%. All impacts are attributed to Renault, with the exception of La Française de Mécanique (Douvrin site), a joint Renault/PSA subsidiary, in which Renault holds a 50% stake. Here, 21% of impacts were attributed to Renault in 2007 (compared with 17% in 2006), corresponding to the breakdown of industrial activity at the site. Impacts of suppliers or third parties present on site are not included, with the exception of the sites listed at the bottom of the "Site Environmental Indicators in 2007" table.

The data for sites covered by the scope of reporting in year N are consolidated with those of other sites only from year N+1.

- the Valladolid Centrales engineering site (Spain) and Villeroy logistics site (France) are included in the 2007 scope on a trial basis. They are not included in the reporting scope. The data are mentioned for information only;
- as was the case in previous years, the drinking water production activity at the Pitesti site (Dacia) was excluded from the reporting scope in 2007. The data are mentioned for information only.

8.4.1.2 PROCEDURES FOR CONTROLLING AND CONSOLIDATING DATA

Experts from the department of Environmental Protection and the Prevention of Industrial Risks check the coherence of data at each site. These checks include a comparison with data from previous years and an analysis of the impact of events occurring on site during the year.

The environmental data presented in the Registration Document are also checked by outside entities: Ernst & Young Audit and Deloitte & Associés. Their conclusions are set out in the report provided at the end of the document.

8.4.1.3 WATER CONSUMPTION ◇

Water consumption is expressed in thousands of cubic meters.

Measured volumes include water obtained by pumping (underground and surface water) from the secondary distribution network.

8.4.1.4 LIQUID EFFLUENTS

The quantity of SS represents the average daily flow of suspended solids discharged, expressed in kg per day.

The quantity of OM represents the average daily flow of oxidizable matter discharged. This quantity, expressed in kg per day, is calculated as follows:

$OM = (COD + 2BOD_5)/3$.

The quantity of toxic metals is the total average daily flow of toxic metals discharged, weighted by a coefficient of toxicity. This quantity, expressed in kg per day, is calculated as follows:

Toxic metals = 5 flows (Ni+Cu) + 10 flows (Pb+As) + 1 flow (Cr+Zn) + 50 flows (Hg+Cd).

The data presented in the table take account only of those flows of metals, SS, COD and BOD_5 that have to be measured by law. Where regulations do not require such measurements, the reported value is indicated as "not applicable". the Bursa, Somaca and Santa Isabel sites, together with the Ayrton Senna complex at Curitiba, are not subject to mandatory measurement. But in view of the impact of these plants' emissions, the corresponding flows have nevertheless been included in the scope.

The flow calculation methods are not applied at three sites – Flins, Cléon and Novo Mesto – that have special characteristics.

Data on pollutant flows are based on measurements made on effluents after they have been treated in the plants and before they are discharged to the outside. Discharges from some plants may subsequently be treated in municipal treatment plants (see plant codes).

With measurements of some water parameters made at most every four months at the Choisy-le-Roi, Lardy, Ruitz, SNR France, Cacia and Novo Mesto sites, the degree of incertitude on SS, OM and toxic metals is higher.

8.4.1.5 ATMOSPHERIC EMISSIONS ◇

The atmospheric emissions of volatile organic compounds (VOCs) included in the data correspond to the emissions produced when bodywork is painted (body assembly plants). The painting of accessories is not taken into consideration; the corresponding VOC emissions have not been measured.

The atmospheric emissions of SO_2 and NOx included in the data correspond to emissions produced by the burning of fossil fuels at all sites, excluding transport to the site.

Renault made its first inventory of greenhouse gas (GHG) sources in 2004. Following this inventory, Renault modified its reporting protocol to better reflect the total emissions of the Renault group and to comply with the recommendations of the GHG Protocol and the French protocol developed by Entreprises Pour l'Environnement.

Emissions from the following sources were included:

- combustion of fossil fuels transported to the site;
- coolant fill-up of the air conditioning systems fitted in vehicles produced by the plant;
- fuel consumption during testing of engines, gearboxes and trials on the test track and test benches of non-TCM vehicles;
- fork-lift trucks using compressed natural gas or propane.

These emissions make up more than 95% of the GHG emissions produced by the Renault group.

The following emission sources have been excluded from the scope of reporting, as the corresponding emissions are considered to fall below the threshold of 10,000 teqCO_2/year adopted by the Renault group:

- air conditioning of site premises;
- air conditioning of processes;
- heat treatment of powertrain components;
- solvent incineration;
- tests on vehicles leaving the assembly line (roller bench tests).

It is not yet possible to correctly assess certain emissions, therefore the following are not included:

- emissions linked to onsite transport (excl. fork-lift trucks using compressed natural gas or propane);
- fugitive emissions occurring when tanks of coolant (for vehicle air conditioning systems) are filled and emptied.

Indirect greenhouse gas emissions are not reported.

Emissions linked to the foundry activity are not reported.

The emission factors used to calculate SO_2, NOx and GHG emissions comply with the French circular of July 28, 2005 on procedures for verifying annual greenhouse gas emissions budgets by inspecting environmentally-sensitive installations, as well as with the CITEPA network's OMINEA national inventory report, updated on January 29, 2007. Only sites using a fuel whose characteristics are completely unrelated to standard factors have used data validated by their energy supplier (Pitesti plant, Dacia). Only sites with fuels whose characteristics differ significantly from standard factors have used data approved by their energy supplier (Pitesti plant, Dacia).

8.4.1.6 WASTE

The waste included in data is waste that leaves the geographical confines of the site.

Construction waste from Renault sites is not reported (in the Inert Waste category) unless a contractual clause explicitly states that the construction company is not responsible for such waste.

8.4.1.7 ENERGY CONSUMPTION ◇

This metric represents the quantity of gas, heating oil, steam, hot water, and electricity consumed within Renault sites. It is expressed in MWh NCV.

The following are not included:

- primary energy supplied to third parties;
- energy consumed by emergency backup generators.

Net calorific value (NCV) factors are used in accordance with a French government order issued on July 28, 2005 for the inspection and measurement of emissions reported through greenhouse gas emission allowance trading schemes.

◇ Global Reporting Initiative (GRI) Directives

8.4.2 SITE ENVIRONMENTAL INDICATORS IN 2007 ◇

SITE	WATER CONSUMPTION (m^3 thousands)	STATION	DISCHARGES TO WATER SS (kg/day)	 OM (kg/day)	 TOXIC METALS (kg/day)	DISCHARGES TO AIR GHG (tCO_2)	 VOC (tonnes)	 SO_2 (tonnes)	 NOx (tonnes)	WASTE OIW (tonnes)	 HIW (tonnes)	 INERT (tonnes)	ENERGY CONSUMPTION (MWh NCV)
PRODUCTION SITE													
ACI Le Mans	1,468.2	P	125.1	90.5	2.7	33,922.5	n/a	72.0	45.1	39,624.2	1,555.9	12,063.9	304,254.5
ACI Pitesti [1]	69.6	PB	n/a	n/a	n/a	2,111.5	n/a	0.0	1.9	14,037.4	227.2	n/a	24,454.9
ACI Villeurbanne	71.6	U	n/a	n/a	n/a	1,897.8	n/a	0.0	2.1	3,142.6	271.9	n/a	30,528.6
Batilly (SOVAB)	244.9	PB	4.9	19.3	0.9	34,672.9	808.5	0.3	34.2	2,532.4	2,226.5	102.0	227,920.7
Bursa [2]	538.6	PBU	94.2	74.6	5.8	35,315.5	1,321.9	0.3	32.8	55,382.9	1,976.2	25.2	244,223.7
Busan (RSM)	664.3	PBU	8.3	15.2	0.7	35,905.9	883.0	0.3	31.0	26,712.2	1,961.9	2,270.0	273,702.5
Cacia	95.6	PB	3.5	5.6	0.0	1,631.8	n/a	0.0	1.1	5,670.4	1,148.7	n/a	50,235.7
Casablanca (SOMACA) [3]	263.4	-	nm	nm	nm	7,320.8	435.9	0.2	4.5	7,028.2	632.5	34.8	49,303.6
Choisy-le-Roi	29.5	PU	12.7	22.5	n/a	1,763.6	n/a	0.0	1.6	4,666.5	217.2	n/a	12,338.3
Cléon	1,811.3	PU	64.1	430.3	0.2	22,436.7	n/a	0.2	21.9	34,630.4	6,904.6	n/a	377,485.8
Complexe Ayrton Senna	352.3	PU	82.3	521.5	1.5	22,618.0	611.0	0.2	20.9	24,359.9	2,613.9	10.3	190,938.2
Cordoba Fonderie Aluminium	16.0	U	n/a	n/a	n/a	3,392.9	n/a	0.0	4.0	48.0	6,212.9	861.8	21,528.1
Dieppe	7.7	U	n/a	n/a	n/a	4,927.1	69.7	0.1	4.2	653.1	413.7	n/a	28,967.3
Douai	729.6	PB	42.5	56.7	2.6	58,010.9	891.1	0.4	56.7	96,668.8	3,370.1	n/a	385,826.5
Douvrin (FM) [4]	192.6	PU	23.0	110.6	0.0	2,830.1	n/a	0.0	2.6	5,126.3	4,995.7	1,700.1	66,515.6
Flins [5]	1,411.5	PB	56.0	76.7	0.8	36,084.1	637.5	0.3	28.8	66,600.4	3,416.0	n/a	480,148.2
Los Andes	34.2	U	n/a	n/a	n/a	1,583.7	n/a	0.1	1.0	3,730.2	941.6	n/a	14,333.9
Maubeuge (MCA)	352.1	PB	9.6	7.6	1.8	39,094.3	712.6	0.3	41.6	43,638.0	2,061.8	5,123.8	287,127.0
Medellin (Sofasa)	183.3	PU	13.7	124.7	0.9	6,267.9	593.5	0.0	4.7	14,864.3	307.6	841.4	43,628.6
Moscou (AVTOFRAMOS)	251.6	PU	13.6	192.0	2.7	8,834.3	703.4	0.1	9.2	7,939.4	823.4	n/a	134,831.7
Novo Mesto	247.1	PU	118.5	197.2	0.5	22,752.7	819.0	0.2	21.3	40,918.6	834.2	n/a	164,454.3
Palencia [6]	485.1	PB	11.3	29.2	1.8	35,725.9	518.5	20.1	37.5	30,478.1	1,567.7	n/a	210,448.4
Pitesti (DACIA) [7]	1,310.4	PU	359.3	611.8	6.3	76,611.5	1,668.9	18.6	63.4	136,487.6	4,008.6	134,917.2	490,427.3
Ruitz (STA)	30.2	U	2.7	9.9	0.0	4,280.4	n/a	0.0	4.7	4,827.2	1,045.8	12.7	57,990.7
Sandouville [8]	440.2	PB	10.6	26.1	1.4	38,618.9	507.5	0.3	39.2	24,374.7	2,535.4	201.0	290,509.6
Santa Isabel Cordoba	330.3	PB	n/a	16.6	0.1	12,376.7	604.2	0.1	12.5	15,309.7	884.5	n/a	96,158.4
Séville	117.2	PU	6.7	76.3	0.5	5,204.9	n/a	0.0	6.1	8,247.8	3,534.2	n/a	105,016.9
SNR Brésil	7.8	U	n/a	n/a	n/a	0.0	n/a	0.0	0.0	1,334.5	322.4	n/a	4,687.0
SNR France	140.3	PU	8.6	44.3	0.0	5,836.7	n/a	0.8	6.1	19,424.5	8,289.6	76.1	158,914.1
SNR Sibiu	24.4	U	n/a	n/a	n/a	4,527.4	n/a	0.0	3.9	351.5	295.6	n/a	27,759.9
Tandil	88.2	U	n/a	n/a	n/a	4,760.4	n/a	0.0	5.6	11,957.3	85.9	2,657.0	64,392.6
Valladolid-Bodywork	134.1	PU	5.9	25.6	2.6	12,863.5	n/a	0.1	15.0	58,107.1	695.1	n/a	104,108.3
Valladolid-Assembly	404.0	PU	15.3	87.1	5.9	27,263.2	435.4	0.2	31.7	2,953.3	1,368.8	n/a	191,541.0
Valladolid-Engine [9]	193.0	PU	n/a	n/a	n/a	7,694.0	n/a	0.1	8.4	25,037.6	3,661.4	n/a	151,695.6
Vilvoorde (RIB)	6.1	U	n/a	n/a	n/a	1,219.3	n/a	0.8	1.5	399.8	8.2	n/a	9,954.2
PRODUCTION SITE TOTAL	**12,746.4**		**1,092.4**	**2,872.0**	**39.6**	**620,358.2**	**12,221.6**	**116.2**	**606.6**	**837,265.0**	**71,416.6**	**160,897.1**	**5,376,351.8**

			DISCHARGES TO WATER			DISCHARGES TO AIR				WASTE			
SITE	WATER CONSUMPTION (m³ thousands)	STATION	SS (kg/day)	OM (kg/day)	TOXIC METALS (kg/day)	GHG (teqCO₂)	VOC (tonnes)	SO_2 (tonnes)	NOx (tonnes)	OIW (tonnes)	HIW (tonnes)	INERT (tonnes)	ENERGY CONSUMPTION (MWh NCV)
ENGINEERING, LOGISTICS AND SUPPORT SITES													
Aubevoye	43.1	U	n/a	n/a	n/a	6,358.2	n/a	0.0	2.2	2,317.6	158.8	31.5	23,285.9
Boulogne Billancourt Renault headquarters	99.2	U	n/a	n/a	n/a	2,156.3	n/a	0.1	2.5	816.5	12.0	4.7	50,681.6
Cergy-Pontoise	7.8	U	n/a	n/a	n/a	461.0	n/a	0.0	0.5	2,691.3	58.6	n/a	19,616.9
DACIA Centre Logistique CKD	9.8	U	n/a	n/a	n/a	2,123.8	n/a	0.0	1.6	1,187.9	0.1	n/a	10,358.4
Giheung (RSM)	53.6	B	0.1	0.2	0.0	3,869.1	n/a	0.1	3.1	1,007.4	534.7	1,726.3	37,457.8
Grand-Couronne	4.1	U	n/a	n/a	n/a	3,296.9	n/a	18.2	6.9	2,528.3	42.2	n/a	15,089.0
Guyancourt (Technocentre) (10)	196.2	U	n/a	n/a	n/a	12,353.4	n/a	0.1	9.9	3,112.8	393.1	388.0	140,678.9
Heudebouville (Somac)	0.9	U	n/a	n/a	n/a	162.6	n/a	0.0	0.2	112.8	0.8	n/a	1,392.1
Lardy	283.3	U	121.6	109.5	0.3	16,082.1	n/a	0.2	6.3	924.6	747.9	724.7	99,105.3
Rueil	25.0	U	n/a	n/a	n/a	1,782.4	n/a	0.0	1.4	765.0	205.0	n/a	23,193.2
Saint-André-de-l'Eure	12.2	U	n/a	n/a	n/a	1,252.5	n/a	0.9	1.5	1,105.8	15.7	n/a	7,592.5
Villiers-St-Frédéric	14.2	U	n/a	n/a	n/a	1,175.1	n/a	0.0	1.2	369.3	134.4	n/a	16,617.4
ENGINEERING, LOGISTICS AND SUPPORT SITE TOTAL	**749.5**		**121.7**	**109.7**	**0.3**	**51,073.5**	**0.0**	**19.7**	**37.2**	**16,939.3**	**2,303.1**	**2,875.2**	**445,068.9**
GROUP TOTAL	**13,495.9**		**1,214.1**	**2,981.7**	**39.9**	**671,431.8**	**12,221.6**	**135.9**	**643.8**	**854,204.2**	**73,719.7**	**163,772.3**	**5,821,420.8**
SITES OUTSIDE AREA OF VERIFICATION, FOR INFORMATION ONLY													
DACIA Drinking water Production	557.8	-	84.0	2.0	0.1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1,929.0
Valladolid Direcciones Centrales	25.2	U	n/a	n/a	n/a	4,994.2	n/a	0.1	3.2	547.75	539.8	n/a	23,254.1
Villeroy (DLPA)	14.0	U	n/a	n/a	n/a	1,200.5	n/a	0.0	0.9	2,121.59	22.3	n/a	18,127.9

n/a: not applicable (see comments on methodology).
nm: not measured.
Plant codes (treatment methods):
P: Physical-chemical;
B: Biological;
U: Urban;
SS: Suspended Solids;
OM: Oxidizable Matter;
COD: Chemical Oxygen Demand;
BOD_5: five-day Biological Oxygen Demand;
Toxic Metals: total flow of metals to which a coefficient of toxicity is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chrome 1);
GHG: Greenhouse gases;
VOC: volatile organic compounds;
OIW: ordinary industrial waste;
HIW: hazardous industrial waste.

(1) Liquid discharges from the ACI Pitesti plant are aggregated with those of the Pitesti plant (Dacia), as is some of the waste.
(2) Water consumption at the Bursa site includes that of the Industrial Supplier Park.
(3) Water discharges at the Casablanca site are shown as 'not measured'. A single measure in 2007 can not be reliably extrapolated over the whole year.
(4) The Douvrin (Française de Mécanique) site is a joint Renault/PSA subsidiary. The proportion of impacts attributed to Renault is calculated through a breakdown of the site's industrial activity between Renault and PSA. Renault share was 21% in 2007.
(5) Water consumption at the Flins site includes that of the Spare Parts Distribution Center.
(6) Water consumption at the Palencia site includes that of the Industrial Supplier Park.
(7) Liquid discharges at the Pitesti site (Dacia) include those of the Industrial Supplier Park, of which those of ACI Pitesti and Dacia Logistics. The quantity of waste includes part of the waste (i.e. household waste) produced by the ACI Pitesti site.
(8) Water consumption at the Sandouville site includes that of the Industrial Supplier Park.
(9) Liquid discharges from the Valladolid engine plant are aggregated with those of the Valladolid body assembly plant.
(10) For the Technocentre, the discharge agreement being currently under negociation, data on SS, OM ant Toxic Metals are not issued in accordance with Renault's reporting protocol.

8.4.3 ENVIRONMENTAL INDICATORS FOR PRODUCTS

RESULTS OF THE MOST REPRESENTATIVE GASOLINE AND DIESEL VERSIONS FOR PASSENGER CAR SALES IN 2007

MODEL	G: GASOLINE D: DIESEL	ENGINE	CAPACITY	POWER RATING (KW)	TRANSMISSION	EMISSION STANDARD	FUEL CONSUMPTION NEDC*, L/100 KM	CO_2 EMISSIONS	EXTERNAL NOISE DB (A)	RENAULT ECO^2 SIGNATURE
Twingo II	E	1.2 16v	1,149	56	MAN 5	Euro 4	5.7	135	71.4	Renault eco^2
	D	1.5 dCi	1,461	47	MAN 5	Euro 4	4.3	113	71.2	Renault eco^2
Clio III	E	1.2 16v	1,149	55	MAN 5	Euro 4	5.9	139	73.2	Renault eco^2
	D	1.5 dCi	1,461	63	MAN 5	Euro 4	4.4	117	71.6	Renault eco^2
Modus	E	1.2 16v	1,149	55	MAN 5	Euro 4	5.9	140	71.0	Renault eco^2
	D	1.5 dCi	1,461	50	MAN 5	Euro 4	4.7	125	71.1	Renault eco^2
Kangoo VP	E	1.2 16v	1,149	55	MAN 5	Euro 4	6.9	163	70.5	
	D	1.5 dCi	1,461	62	MAN 5	Euro 4	5.3	139	71.9	
Mégane II	E	1.6 16v	1,598	82	MAN 5	Euro 4	6.9	164	71.0	
	D	1.5 dCi	1,461	78	MAN 6	Euro 4	4.5	120	71.8	Renault eco^2
Scénic II	E	1.6 16v	1,598	82	MAN 6	Euro 4	7.6	182	73.5	
	D	1.5 dCi	1,461	78	MAN 6	Euro 4	5.2	137	70.7	Renault eco^2
Laguna III	E	2.0 16v	1,997	103	MAN 6	Euro 4	7.9	185	71.0	
	D	2.0 dCi	1,995	110	MAN 6	Euro 4	6.0	158	71.7	
Espace IV	E	2.0 T	1,998	125	MAN 6	Euro 4	9.6	227	70.7	
	D	2.0 dCi	1,995	110	MAN 6	Euro 4	7.2	191	72.6	
Vel Satis	E	3.5 V6	3,498	177	MAN 6	Euro 4	11.5	275	71.0	
	D	2.0 dCi	1,995	110	AUT 5	Euro 4	7.3	194	71.4	

* *NEDC: standardized driving cycle for measuring the emissions and fuel consumption of vehicles marketed in Europe.*

8.4.4 STATUTORY AUDITORS' REPORT ◇

ON THE 2007 ENVIRONMENTAL DATA RELATING TO THE RENAULT GROUP SITES

Renault

Year ended December 31, 2007

Ladies and Gentlemen,

As requested and in our capacity as Statutory Auditors of Renault, we have performed verification work to obtain reasonable assurance on the environmental data of the Renault Group sites for fiscal year 2007, as set out under the "Total" line in the "Site environmental indicators in 2007" table in chapter 8.4.2. ("the Data").

The opinion expressed below relates solely to the Data and therefore does not relate to data regarding each site individually, nor to other environmental data presented in the Annual Report.

The Data, which is the responsibility of Renault's management, has been prepared in accordance with the Renault 2007 Environmental Guide ("the Guidelines"), available for consultation at the "Health, environment and risk prevention" office and is summarized under "Method used for the Site environmental indicators in 2007 table" in chapter 8.4.1. Our responsibility is to express an opinion on the Data, based on our audit.

Nature and scope of the audit

We performed our work in accordance with the professional guidelines applicable in France. We conducted the following procedures in order to obtain reasonable assurance that the Data is not materially misstated:

- we met with key officers, responsible for compliance with the Guidelines;
- we assessed compliance with the Guidelines by testing, on the basis of an ongoing audit program, a representative sample of locations [16] presenting the following percentages for 2007, as compared with the environmental data published by Renault:

Water consumption	61%	Inert waste	91%	Atm. emissions: VOC	40%
Water discharge: SS	61%	Non hazardous waste	52%	Atm. emissions: GHG	47%
Water discharge: OM	63%	Hazardous waste	47%	Atm. emissions: SO_2	68%
Water discharge: METOX	50%	Energy consumption	49%	Atm. emissions: NOx	47%

- using the same sample, we carried out substantive tests on the Data by reconciling it with supporting evidence and verifying compliance with the calculation formula, as provided in the Guidelines;
- we performed analytical procedures and consistency checks, and verified data processing and aggregation at Group level.

To assist us in conducting our work, we referred to the environmental experts of our firms under the responsibility of Messrs Eric Duvaud for Ernst & Young et Associés and of Eric Dugelay for Deloitte & Associés.

In view of the work carried out on the Group's major locations over the last nine years and the improvements made by Renault to enhance the sites' understanding of and compliance with the Guidelines, we consider that our verification work concerning the Data provide a reasonable basis for our opinion.

Opinion

In our opinion, the Data has been prepared, in all material respects, in compliance with the Guidelines prepared by Renault.

Neuilly-sur-Seine and Paris-La Défense, February 13, 2008

The Statutory Auditors

Deloitte & Associés

Ernst & Young Audit

Pascale Chastaing-Doblin

Amadou Raimi

Daniel Mary-Dauphin

Aymeric de la Morandière

(16) The 2007 sample comprises the following sites: ACI Le Mans, Cléon, Complexe Ayrton Senna (Brazil), Cordoba Fonderie Aluminium (Argentina), Pitesti (Dacia) (Romania), Douai, Flins, Santa Isabel Cordoba (Argentina), Valladolid Montage (Spain), Valladolid Motores (Spain), Guyancourt Technological Center.

8.5 CROSS-REFERENCE TABLES

8.5.1 DISCLOSURE REQUIREMENTS – ANNEX I / EC809/2004

1	**Persons responsible**	**256**
2	**Statutory auditors**	**142**
3	**Selected financial information**	
	3.1 Historical information	257
	3.2 Interim information	n.a.
4	**Risk factors**	**24**
5	**Information about the issuer**	
	5.1 History and development of the issuer	7
	5.2 Investments	57
6	**Business overview**	
	6.1 Principal activities	9
	6.2 Principal markets	44
	6.3 Exceptional events	n.a.
	6.4 Dependency risk	n.a.
	6.5 Basis for any statements made by the issuer regarding its competitive position	44
7	**Organizational structure**	
	7.1 Brief description	9
	7.2 Significant subsidiaries	19
8	**Property, plant and equipment**	
	8.1 Existing or planned material tangible fixed assets	9
	8.2 Environmental issues that may influence the utilization of the tangible fixed assets	103
9	**Operating and financial review**	
	9.1 Financial condition	55
	9.2 Operating results	57
10	**Cash and capital resources**	
	10.1 Issuer's capital resources	183
	10.2 Source and amount of cash flows	185, 190
	10.3 Borrowing requirements and funding structure	58, 222
	10.4 Information on any restriction on the use of capital resources that have materially affected or could materially affect, directly or indirectly the issuer's operations	n.a.
	10.5 Anticipated sources of funds	71
11	**Research and development, patents and licences**	**62**
12	**Trend information**	**62**
13	**Profit forecasts or estimates**	**n.a.**
14	**Administrative, management and supervisory bodies, and senior management**	
	14.1 Administrative and management bodies	130, 139-141
	14.2 Conflicts of interest on the administrative, management and supervisory bodies and in senior management	134
15	**Remuneration and benefits**	
	15.1 Amount of compensation paid and benefits in kind	144, 213
	15.2 Total amounts set aside or accrued by the issuer to provide pension, retirement or similar benefits	145, 199, 215

16	**Board practices**	
	16.1 Date of expiration of current terms of office	134
	16.2 Service agreements binding the members of administrative bodies	134
	16.3 Information about the Audit Committee and the Remuneration Committee	136-137
	16.4 Corporate governance	129
17	**Employees**	
	17.1 Number of employees	6, 84
	17.2 Shareholdings and stock options	82, 145
	17.3 Arrangements for involving employees in the capital of the issuer	n.a.
18	**Major shareholders**	
	18.1 Shareholders holding more than 5% of the share capital or voting rights	162
	18.2 Existence of different voting rights	160
	18.3 Corporate control	162
	18.4 Agreement, known to the issuer, the operation of which could result in a change in control of the issuer at a later date	n.a.
19	**Related party transactions**	**16, 207, 210**
20	**Financial information concerning the issuer's assets and liabilities, financial position and profits and losses**	
	20.1 Historical financial information	6
	20.2 Pro forma financial information	179
	20.3 Financial statements	179
	20.4 Audit of annual historical financial information	179
	20.5 Age of the latest financial information	179
	20.6 Interim and other financial information	n.a.
	20.7 Dividend policy	166, 212
	20.8 Legal and arbitration proceedings	76
	20.9 Significant change in the financial or trading position	n.a.
21	**Additional information**	
	21.1 Share capital	160
	21.2 Memorandum and articles of association	158
22	**Material contracts**	**n.a.**
23	**Third party information and statements by experts and declarations of any interest**	**n.a.**
24	**Documents on display**	**167**
25	**Information on holdings**	**9, 16-19**

n.a.: not applicable

8.5.2 GLOBAL REPORTING INITIATIVE INDICATORS AND GLOBAL COMPACT PRINCIPLES

GRI INDICATORS[1]		GLOBAL COMPACT PRINCIPLES*	PAGES[2]
STRATEGY AND ANALYSIS			
1.2	Description of key impacts, risks, and opportunities		24; 66-77
PROFILE			
2.1	Name of the organization		158
2.2	Primary brands, products and services		9-12; 15-16
2.3	Operational structure of the organization		9; 19-23; 28-31; 139-141; 150-151
2.4	Location of organization's headquarters		158
2.5	Number of countries where the organization operates		13; 41
2.6	Nature of ownership and legal form		158; 162
2.7	Markets served		51-54
2.8	Scale of the reporting organization (number of employees, net sales, quantity of products or services provided)		38-41; 56; 84-85; 181
2.9	Significant changes during the reporting period regarding size, structure or ownership:		85
2.10	Awards received in the reporting period		65; 109; 117; 168
REPORT PARAMETERS			
3.1	Reporting period for information provided		180
3.4	Contact point for questions regarding the report or its contents		168
3.13	Policy and current practice with regard to seeking external assurance for the report		155; 268-269
GOVERNANCE AND COMMITMENTS			
4.1	Governance structure of the organization		28-31
4.2	Indicate whether the Chair of Board of Directors is also an executive officer		130
4.3	Number of independent or non-executive directors in the Board of Directors		130-133; 136
4.4	Mechanisms for shareholders and employees to provide recommendations to the Direction of the organization		167-168
4.5	Linkage between the compensation of management bodies and executives and the organization's performances		144; 146
4.6	Processes to ensure conflicts of interest are avoid		109-110; 136
4.8	Internally developed statements of missions or values, codes of conduct and principles		89-93; 109-110; 136
4.9	Procedures developed for overseeing the organization's management of economic, environmental, and social performance and their compliance with standards		32; 103-107; 110; 111; 120-123; 149-153
4.10	Processes for evaluating the highest governance body's own performance particularly with respect to economic, environmental, and social performance		135
4.12	Externally developed charters, principles or other initiatives to which the organization subscribes		110; 120-123
4.13	Memberships in associations		112
4.14	List of stakeholder groups engaged by the organization		111-112
4.15	Basis for identification and selection of stakeholders to engage		24; 111
4.16	Approches to stakeholder engagement		111
4.17	Key topics that have been raised through stakeholder engagement		111
ECONOMIC PERFORMANCE INDICATORS			
EC1	Economic value generated and distributed		6; 55; 82; 118-119; 166; 181
EC6	Policy, practices and proportion of spending on locally-based suppliers		18-19
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit		117; 118-119

GRI INDICATORS[1]

		GLOBAL COMPACT PRINCIPLES*	PAGES[2]
ENVIRONMENTAL PERFORMANCE INDICATORS			
EN2	% of materials used that are recycled input materials	8 & 9	100-102
EN3	Direct energy consumption by primary source		96; 265-266
EN5	Energy saved due to conservation and efficiency improvements	8 & 9	96-102
EN6	Initiatives to provide energy-efficient or renewable energy based products and services and reductions achieved		63-64; 97-99; 102
EN8	Total water withdrawal by source		101; 264; 266-267
EN14	Strategies for managing impacts on biodiversity	8	95
EN16	Greenhouse gas emissions		97; 264-265; 266-267
EN17	Other relevant indirect greenhouse gas emissions by weight		
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	8 & 9	96; 96-97; 97-99; 107
EN20	Emissions of NOx, SOx and other significant pollutants by type and weight		99; 266-267
EN21	Total water discharge by quality and destination	8	101
EN22	Total weight of waste by type and disposal method		100; 266-267
EN23	Total number and volume of significant spills		100; 266-267
EN24	Weight of transported or treated waste deemed hazardous		266 -267
EN26	Initiatives to mitigate environmental impacts of products and services	8 & 9	97; 99; 102; 107
EN27	% of products sold and their packaging materials that are reclaimed by category		101; 107
EN29	Significant environmental impacts of transporting products, other goods and materials		
LABOR PRACTICES AND DECENT WORK PERFORMANCE INDICATORS			
LA1	Total workforce by employment type, employment contract, and region		84
LA2	Total number and rate of employee turnover by age group, gender, and region	6	84
LA4	% of employees covered by collective bargaining agreements	3	89; 90-91
LA7	Rates of injury, occupational diseases, lost days, absenteeism and work-related fatalities		91; 92
LA8	Programs in place to assist workorce or community members regarding serious diseases		92
LA9	Health and safety topics covered in formal agreements with trade unions		86
LA10	Average hours of training per year per employee by employee category	6	88
LA11	Programs for skills management and lifelong learning		86
LA12	% of employees receiving regular performance and carrer development reviews		81-82
LA13	Composition of governance bodies and breakdown of employees per category according to indicators of diversity	6	90
HUMAN RIGHTS PERFORMANCE INDICATORS			
HR1	% and total number of investment agreements that include human rights clauses	1 & 2	111
HR2	% of suppliers and contractors that underwent screening on human rights and actions taken		89; 111
HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk and actions taken	1 & 3	90-91
HR6	Operations identified as having significant risk for incidents of child labor, and actions taken	1 & 5	89; 111
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and actions taken	1 & 4	89; 111
SOCIETY PERFORMANCE INDICATORS			
SO1	Programs and practices that assess and manage the impacts of operations on communities		112-114
PRODUCT AND CUSTOMER SATISFACTION PERFORMANCE INDICATORS			
PR1	Life cycle stages where health and safety impacts of products and services are assessed for improvment and % of products and services subject to such procedures		115
PR3	Type of product and service information required by procedures, and % of significant products and services subject to such information requirements		111
PR5	Practices related to customer satisfaction		111

(1) The GRI structure and indicators changed in 2007: these modifications are taken into account in this table.

(2) The ✦ symbol indicate information relating to the Global Reporting Initiative (GRI) Directives.

UNITED NATIONS GLOBAL COMPACT PRINCIPLES

HUMAN RIGHTS	
1	Businesses should support and respect the protection of internationally proclaimed human rights;
2	make sure that they are not complicit in human rights abuses.
LABOUR STANDARDS	
3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargain;
4	the elimination of all forms of forced and compulsory labour;
5	the effective abolition of child labour;
6	the elimination of discrimination in respect of employment and occupation.
ENVIRONMENT	
7	Businesses should support a precautionary approach to environmental challenges;
8	undertake initiatives to promote greater environmental responsibility;
9	encourage the development and diffusion of environmentally friendly technologies.
ANTI-CORRUPTION	
10	Businesses should work against all forms of corruption, including extorsion and bribery.



DESCRIPTION OF THE SHARE BUY-BACK PROGRAMME TO BE AUTHORISED BY THE GENERAL MEETING OF APRIL 29, 2008

(incorporating the special report on operations undertaken in the framework of the previous buy-back programme approved by the General Meeting of May 2, 2007)

Pursuant to Articles 241-1 to 242-7 of the French financial markets authority's General Regulations (AMF General Regulations) and Article L. 51-3 of the Monetary and Financial Code, the purpose of this programme description is to set out the aims and the terms of the programme for Renault S.A. (the "Company") to purchase its own shares subject to the authorisation of the Mixed (ordinary and extraordinary) General Meeting of April 29, 2008.

1. DATE OF THE GENERAL MEETING OF SHAREHOLDERS CALLED TO AUTHORISE THE NEW BUY-BACK PROGRAMME

April 29, 2008.

2. NUMBER OF SHARES AND PROPORTION OF THE SHARE CAPITAL HELD BY THE ISSUER

As of March 31, 2008, the Company's registered capital is made up of 284,937,118 shares of which 9,012,059 shares are held by Renault S.A., representing 3.16% of the share capital.

3. BREAKDOWN BY PURPOSE FOR SHARES HELD DIRECTLY OR INDIRECTLY BY THE ISSUER

The shares held directly or indirectly by Renault S.A. at the present date, a total of 9,012,059 shares, are allocated to the following purposes:

using all or part of the acquired shares to cover stock option plans providing for the purchase of shares, plans for the gratuitous allocation of shares and covering stock option plans providing for the subscription to share in order to offset the diluting effect of the exercise of share subscription options: 9,012,059 shares;

delivering its shares on the exercise of rights attached to securities which provide entitlement, by conversion, exercise, redemption, exchange or any other manner, to the allocation of shares in the Company in accordance with stock market regulations: 0 shares;

animating and maintaining the secondary market or the liquidity of Renault shares through an Investment Service Provider by way of a liquidity agreement complying with the code of good practice recognised by the AMF (French financial markets authority): 0 shares;

using all or part of the acquired shares for conservation and later delivery in exchange or as payment in any future transactions for external growth: 0 shares;

canceling them: 0 shares.

4. AIMS OF THE NEW BUY-BACK PROGRAMME

The aims of this programme are:

(i) using all or part of the shares acquired in order to cover stock option plans providing for the purchase of shares or plans for the gratuitous allocation of shares, compensating the diluting effect of the exercice of share subscription options, or covering any other form of allocation intended for employees and directors of the Company and its Group under those conditions laid down by law;

(ii) canceling them, subject to the adoption of the twelfth resolution by the Mixed General Meeting of shareholders;

(iii) delivering its shares on the exercise of rights attached to securities which provide entitlement, by conversion, exercise, redemption, exchange or any other manner, to the allocation of shares in the Company in accordance with stock market regulations;

(iv) animating and maintaining the secondary market or the liquidity of Renault shares through an Investment Service Provider by way of a liquidity agreement complying with the code of good practice recognised by the AMF (French financial markets authority);

(v) using all or part of the acquired shares for conservation and later delivery in exchange or as payment in any future transactions for external growth.

5. MAXIMUM PROPORTION OF SHARE CAPITAL, MAXIMUM NUMBER AND CHARACTERISTICS OF THE EQUITIES

The maximum purchase price is fixed at 150 euros per share (ISIN Code: FR0000131906), and the number of shares which may be acquired is fixed at a maximum of 10% of the registered capital, it being recalled that this limit applies to the amount of Company's registered capital as adjusted, as the case may be, to take into account those operations affecting the registered capital after the General Meeting of April 29, 2008.

The total amount that the Company may apply to the purchase of its own shares may not exceed 2.9 billion euros.

Consequently, subject to potential adjustments, and considering the 9,012,059 shares representing 3.16% of the registered capital that the Company already held on March 31, 2008, the Company may only acquire 6.84% of its registered capital, i.e. 19,481,652 shares, under this programme for the purchase of the company's own shares, notwithstanding any capital increases authorised by the Mixed General Meeting.

The number of shares acquired by the Company with a view to their conservation or for exchange in the context of a merger, division, spin-off or capital contribution may not exceed 5% of its capital.

6. DURATION OF THE BUY-BACK PROGRAMME

Subject to its approval by the Mixed General Meeting of shareholders on April 29, 2008, this programme is authorised for a period which will end at the next annual General Meeting called to approve the accounts, without exceeding a maximum duration of eighteen months, i.e. until October 29, 2009.

7. SPECIAL REPORT ON OPERATIONS UNDERTAKEN IN THE FRAMEWORK OF THE PREVIOUS BUY-BACK PROGRAMME APPROVED BY THE GENERAL MEETING OF MAY 2, 2007

In accordance with Article L. 225-209 of the Commercial Code, it is hereby stated that Renault has proceeded with the acquisition of 3,754,650 own shares under its previous buy-back programme as approved by the General Meeting of May 2, 2007, in order to offset the diluting effect of the exercise of the share subscription options.

Percentage of the share capital held directly or indirectly by Renault itself as of March 31, 2008: 3.16%

Number of own shares cancelled over the last 24 months: 11 000[1]

Number of own shares held in the portfolio (treasury stock) as of May 2, 2007: 6,757,912

Number of own shares held in the portfolio (treasury stock) as of March 31, 2008: 9,012,059

Book value of treasury stock at March 31, 2008: N/A

Market value of treasury stock at March 31, 2008: 631,745,336

(1) [illegible]

PERIOD FROM APRIL 1 2007 TO MARCH 31, 2008	CUMULATIVE GROSS FLOWS		OPEN POSITIONS AT MARCH 31,2008	
	purchase	Sales / Transfers[1]	Open positions for purchase	Open positions for sale
Number of shares	3,754,650 shares	1,776,731 shares		
Average exercise price	96.64 euros/shares	47.73 euros/share		
Amounts	362,849,376 euros	84,803,370 euros	None	None

(1) [illegible]

This description has been transmitted to the AMF. It is available without charge at the Company's registered offices at 13/15 Quai Alphonse le Gallo, 92100 Boulogne-Billancourt, France, and also on the websites of Renault (renault.com) and of the AMF (amf-france.org). A copy will be sent on request.

Renault

Year ended December 31, 2007

Special report of the Statutory Auditors
on regulated agreements and commitments with related third parties

DELOITTE & ASSOCIES

ERNST & YOUNG Audit

DELOITTE & ASSOCIES
185, avenue Charles-de-Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. au capital de € 1.723.040

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

ERNST & YOUNG Audit
Faubourg de l'Arche
11, allée de l'Arche
92037 Paris-La Défense Cedex
S.A.S. à capital variable

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

Renault

Year ended December 31, 2007

Special report of the Statutory Auditors
on regulated agreements and commitments with related third parties

This is a free translation into English of the Statutory Auditors' special report on regulated agreements and commitments with related third parties that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments with related third parties should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards

To the Shareholders,

In our capacity as Statutory Auditors of your Company, we hereby report on the regulated agreements and commitments with related third parties.

We are not required to ascertain whether any other agreements and commitments exist but to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements and commitments indicated to us. We are not required to comment as to whether they are beneficial or appropriate. It is your responsibility, in accordance with Article R. 225-31 of French company law (Code de commerce), to assess the interest involved in respect of the conclusion of these agreements and commitments prior to their approval.

We hereby inform you that we have not been advised of any agreements and commitments concluded during the year ended December 31, 2007 which would be covered by Article L. 225-38 of French Company Law (Code de commerce).

In accordance with the French Company Law (Code de commerce), we have been advised that the following agreements and commitments, approved in prior years, remained current in the year ended December 31, 2007.

1. With Cogera

Credit facility agreement between your Company and Cogera

A credit facility agreement was entered into between your Company and Cogera, a subsidiary of RCI Banque (controlled by Renault), in order to grant Cogera a credit facility of € 450,000,000 allocated to Cogera's refinancing of its banking activities, with a view to allowing RCI Banque to reduce its "Large Risks" ratio as defined in Article 1.1 of Comité de la réglementation bancaire et financière (French Banking and Financial Regulation Committee) Regulation No. 93-05, calculated on a consolidated basis. In the 2007 fiscal year, the amount of interest concerning this agreement totaled € 20,134,963.

2. With Renault s.a.s.

a. Contracting-out agreement

Contracting-out agreements were entered into between your Company and Renault s.a.s. within the scope of an operation to refinance loans granted under the «1% construction» scheme (French Social Construction Tax), in particular, for the purpose of reinforcing the liquidity of these non-interest-bearing loans and to freeze the cost of refinancing at current, exceptionally low interest rates up to the maturity date in 2020.

b. Agreement for the provision of services

Your Company entered into a contract with Renault s.a.s. under which the latter is to provide a certain number of legal, accounting, tax, customs and financial services to enable your Company to meet its legal obligations in these matters. In the 2007 fiscal year, the amount of interest invoiced by Renault s.a.s. concerning these services totaled € 3,908,528.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Neuilly-sur-Seine and Paris-La Défense, February 13, 2008

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIES

Amadou Raimi

Pascale Chastaing-Doblin

ERNST & YOUNG Audit

Daniel Mary-Dauphin

Aymeric de la Morandière

Renault SA

2007 Parent company financial statements

INCOME STATEMENT

(€ million)	2007	2006
Operating income	4	1
Operating expenses	(24)	(28)
NET OPERATING EXPENSE	**(20)**	**(27)**
Investment income	853	1 661
Increases to provisions		(1)
INVESTMENT INCOME AND EXPENSES (Note 2)	**853**	**1 660**
Foreign exchange gains	534	417
Reversals of provision for exchange risks		7
Foreign exchange losses	(179)	(14)
FOREIGN EXCHANGE GAINS AND LOSSES (Note 3)	**355**	**410**
Interest and equivalent income	5	3
Interest and equivalent expenses	(263)	(206)
Reversals of provisions and transfers of charges	3	6
Net gains on sales of marketable securities	45	18
OTHER FINANCIAL INCOME AND EXPENSES (Note 4)	**(210)**	**(179)**
NET FINANCIAL INCOME	**998**	**1 891**
PRE-TAX INCOME BEFORE EXCEPTIONAL ITEMS	**978**	**1 864**
EXCEPTIONAL INCOME		
EXCEPTIONAL EXPENSES	**(1)**	**(1)**
NET EXCEPTIONAL ITEMS (Note 5)	**(1)**	**(1)**
INCOME TAX (Note 6)	**119**	**78**
NET INCOME	**1 096**	**1 941**

BALANCE SHEET

ASSETS (€ million)	2007 Gross	2007 Depreciation amortisation & provisions	2007 Net	2006 Net
Invetsments stated at equity (Note 7)	8 490		8 490	7 448
Investment in Nissan Motor (Note 7)	6 413		6 413	6 413
Other investments (Note 7)	245	13	232	0
Advances to subsidiaries and affiliates (Note 8)	9 647	5	9 642	9 513
Loans	9	2	7	7
FINANCIAL ASSETS	**24 804**	**20**	**24 784**	**23 381**
TOTAL FIXED ASSETS	**24 804**	**20**	**24 784**	**23 381**
RECEIVABLES	**15**		**15**	**3**
MARKETABLE SECURITIES (Note 9)	**582**		**582**	**1 203**
CASH AND CASH EQUIVALENTS	**9**		**9**	**30**
OTHER ASSETS (Note 10)	**35**		**35**	**40**
TOTAL ASSETS	**25 445**	**20**	**25 425**	**24 657**

BALANCE SHEET		
SHAREHOLDERS' EQUITY AND LIABILITIES (€ million)	**2007**	**2006**
Share capital	1 086	1 086
Share premium	4 423	4 423
Revaluation surplus	9	9
Equity valuation difference	4 829	3 787
Legal and tax basis reserves	108	108
Retained earnings	7 120	6 041
Net income	1 096	1 941
SHAREHOLDERS' EQUITY (Note 11)	**18 671**	**17 395**
REDEEMABLE SHARES (Note 12)	**130**	**130**
PROVISIONS FOR RISKS AND LIABILITIES (Note 13)	**54**	**89**
Bonds	3 954	3 914
Borrowings from credit institutions	322	484
Other loans and financial debts	1 904	2 235
FINANCIAL LOANS AND BORROWINGS (Note 14)	**6 180**	**6 633**
OTHER LIABILITIES (Note 15)	**40**	**18**
DEFERRED INCOME (Note 16)	**350**	**392**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**25 425**	**24 657**

STATEMENT OF CHANGES IN CASH

(€ million)	2007	2006
Cash flow (Note 20)	1 064	1 933
Change in working capital requirements	9	24
Cash flow from operating activities	**1 073**	**1 957**
Net decrease (increase) in other investments	(232)	
Net decrease (increase) in loans	(128)	(999)
Net decrease (increase) in marketable securities	620	855
Cash flow from investing activities	**260**	**(144)**
Bond issues	588	856
Bond redemptions	(597)	(1 143)
Net increase (decrease) in other interest-bearing borrowings	(492)	(843)
Dividends paid to shareholders	(863)	(663)
Cash flow from financing activities	**(1 364)**	**(1 793)**
Cash and cash equivalents: opening balance	**30**	**10**
Increase (decrease) in cash and cash equivalents	(31)	20
Cash and cash equivalents: closing balance	**(1)**	**30**

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Renault SA draws up its accounts in accordance with French law and accounting regulations. The annual financial statements are presented using French chart of accounts 99-03 of April 29, 1999, amended by CRC (*Comité de la Règlementation Comptable*) regulations.

The following methods were applied in valuing balance sheet and income statement items:

A - NET FINANCIAL INCOME

The net financial income comprises interest income and expenses related to Renault SA's indebtedness and short-term investment activities. Financial expenses correspond to charges payable on borrowing sources, which depend on the level of indebtedness and interest rates. Financial income includes gains on short-term investments (marketable securities, loans) and dividends received. The net financial income includes realised foreign exchange gains and losses.

B - NET EXCEPTIONAL ITEMS

Exceptional items are revenues and expenses resulting from events or transactions that are clearly distinct from the company's normal business operations, and are not expected to recur on a frequent or regular basis.

C - INVESTMENTS

As allowed by CNC (*Conseil National de la Comptabilité*) *avis* N°34 (July 1988), as an alternative to the standard valuation method for investments carried in the balance sheet, Renault SA has opted to state investments in wholly-controlled companies at equity:

- this method is applied to all fully consolidated companies,
- the shareholders' equity of these companies is determined under the accounting policies applied in the consolidated financial statements; as this is a valuation method, intercompany eliminations are not taken into account,
- in valuing a subsidiary, its holdings in companies wholly controlled by the Group are valued in the same way,
- the change during the year in the overall percentage of shareholders' equity corresponding to these interests is not an income or loss item; it is included in shareholders' equity under "equity valuation difference". This amount cannot be distributed or used to offset losses. When it is negative, a provision for general impairment is established as a charge against income.

Investments in companies not wholly controlled by Renault SA are valued at acquisition cost, less related expenses, or at their book value if this is lower. Provisions are established when the book value of the investments is lower than the gross value. The book value takes account of profitability and commercial prospects, and the share of net assets.

Other investments include treasury shares acquired for the purposes of stock option plans.

D - ADVANCES TO SUBSIDIARIES AND AFFILIATES

Loans to companies in which Renault SA holds an investment are recorded at historical cost. Impairment is recognised when there is a probability that these loans will not be recovered.

E - MARKETABLE SECURITIES

Marketable securities are valued at acquisition cost, excluding related expenses and accrued interest for bonds, or at market value if this is lower.

Treasury shares held for the purposes of stock option plans awarded to Group managers and executives are recorded in marketable securities at the lower of purchase price and stock market price. A provision equivalent to the difference is established where relevant. An additional provision for risks and liabilities is established when the option exercise price falls below the net book value.

F - LOAN COSTS AND ISSUANCE EXPENSES

Loan costs, including issuance expenses, and bond redemption premiums are amortised over the corresponding duration.

G - TRANSLATION OF FOREIGN CURRENCY RECEIVABLES AND LIABILITIES

Receivables and liabilities denominated in foreign currencies are translated as follows:

- all receivables and liabilities in foreign currencies are converted at the year-end exchange rate,
- exchange differences arising between the date of transactions and December 31 are recorded in Other assets and Deferred income (translation adjustment)
- a provision for risk equal to the unrealised exchange losses is established as follows:
  - a foreign exchange position is determined for each currency and term, based on balance sheet items stated in foreign currencies and derivatives entered into to hedge foreign exchange risks;
  - unrealised foreign exchange gains are netted against unrealised foreign exchange losses with a similar term in the same currency;
  - any residual unrealised foreign exchange losses by currency and term are recognised.

H - PROVISIONS FOR RISKS AND LIABILITIES

Provisions for risks and liabilities are established for obligations that are probable or definite at year-end. A contingent liability is an obligation that is neither probable nor definite at the date the financial statements are established, or a probable obligation for which expenditure of resources is not probable. Provisions are not established for contingent liabilities, but an off-balance sheet commitment is reported where relevant.

I - DERIVATIVES

Gains and losses on derivatives designated as hedges are recorded in the income statement in the same way as the revenues and expenses relating to the hedged item.

Derivatives not designated as hedges are adjusted to fair value at each closing date. Any resulting unrealised loss is recognised in the income statement, while in application of the conservatism principle, unrealised gains are not taken to income.

The fair value of forward exchange contracts is based on market conditions. The fair value of currency swaps is determined by discounting future cash flows, using closing-date market rates (exchange and interest rates). The fair value of interest rate derivatives is the amount the Group would receive (or pay) to settle outstanding contracts at the closing date, taking year-end market conditions into consideration.

2. INVESTMENT INCOME AND EXPENSES

Details are as follows:

(€million)	2007	2006
Dividends received from Renault s.a.s.		973
Dividends received from Nissan Motor Co Ltd	456	431
Dividends received from Sofasa	4	0
Interest on loans and advances to subsidiaries and affiliates	393	257
TOTAL	853	1661

3 - FOREIGN EXCHANGE GAINS AND LOSSES

In 2007, redemption of three bonds for a total of €597 million generated a total foreign exchange gain of €145 million:

- settlement of the cross-currency swap undertaken to hedge the bond issued on October 19, 2000 (nominal value €500 million) generated a foreign exchange gain of €127 million,
- settlement of the interest rate swap undertaken to hedge the bond issued on April 23, 2004 on the Japanese domestic market (nominal value 10 billion yen) generated a foreign exchange gain of €15 million,
- redemption of the bond issued on April 26, 2004 on the Japanese domestic market (nominal value 3 billion yen) generated a foreign exchange gain of €3 million.

Settlements of short-term forward sales forming part of the hedge of Nissan's net assets generated a €211 million net foreign exchange gain in 2007 (a €387 million gain and a €176 million loss).

The net foreign exchange gain in 2006 included a gain of €215 million following redemption of six bonds totalling 136 billion yen (€1,143 million), and a gain of €189 million as for settlements of short-term forward sales (a €201 million gain and a €12 million loss).

4. OTHER FINANCIAL INCOME AND EXPENSES

Other financial income and expenses totalled €210 million in 2007 (€179 million in 2006), mainly reflecting net interest payments on Renault bonds after swaps. The net interest on bonds comprises accrued and paid interest of €329 million (€281 million in 2006), and accrued and received interest on swaps of €177 million (€168 million in 2006).

5. NET EXCEPTIONAL ITEMS

The net exceptional expense of €1 million mainly comprises the loss on sales of shares to employees through options exercised under stock option plans.

6. INCOME TAX

As Renault SA elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this regime has continued to apply to the Group in which Renault SA is taxed in France since January 1, 2004. French subsidiaries that are more than 95%-owned by Renault SA pay their income taxes directly to Renault SA under this regime. Each entity included in the domestic tax consolidation records its theoretical taxes as if it were taxed separately. The tax saving generated by this system is treated as income for the company heading the group of entities concerned. When subsidiaries return to profit, the parent company records additional tax due to the fact that the subsidiaries' past tax losses have already been utilised. The parent company is not obliged to refund a subsidiary that returns to profit or leaves the tax consolidated group for any tax savings resulting from utilisation of its tax losses.

The income generated by income taxes for 2007 was €119 million (€89 million income from the domestic tax consolidation, plus an amount of €30 million recovered from provisions for tax risks). The loss reported under the domestic tax consolidation amounts to €1,623 million, a €585 million increase over the previous year.

Details of the tax charge for the year are as follows:

(€million)	Income before tax	Taxes		Tax	Net tax	Net income	
		Theoretical	Netting	credit	due	Theoretical	As booked
Current income subject to normal rate	978	162		(3)	159	819	819
Current income subject to reduced rate							
Exceptional income subject to normal	(1)	(1)			(1)		
Tax consolidation					(247)		247
Increase/reversal of provision for tax risks					(30)		30
Tax reassessments							
TOTAL	977	161	0	(3)	(119)	819	1096

Details of Renault SA's future tax position are as follows:

(€million)	2007		2006		Change	
	Assets (1)	bilities (2)	Assets (1)	bilities (2)	Assets	Liabilities
Temporarily non-deductible expenses						
Provisions for risks and liabilities	18		20		(2)	
Other						
Operations taxed at reduced rate						
Temporarily non-taxable income						
Expenses deducted (or taxable income) not yet recognized for accounting purposes	143	3	166	3	(23)	
TOTAL	161	3	186	3	(25)	

(1) i.e. future tax credit
(2) i.e. future tax charge

7. INVESTMENTS

Changes during the year were as follows:

(€million)	At start of year	Change over the year	At year-end
Invetsments stated at equity	7 448	1042	8 490
Investment in Nissan Motor Co. Ltd.	6 413		6 413
Other investments	13	232	245
Provisions on other investments	(13)		(13)
Total	**13 861**	**1 274**	**15 135**

The €1,042 million change during the year in investments stated at equity is taken to shareholders' equity (see note 11). No new investments or disposals took place in 2007.

The €232 million increase in other investments corresponds to purchases of 2 136 650 treasury shares acquired for the purposes of stock option plans. The market value of these shares at December 31, 2007 was €207 million.

8. ADVANCES TO SUBSIDIARIES AND AFFILIATES

Changes during the year were as follows:

(€million)	At start of year	Increases	Decreases	At year-end
Capitalisable advances	5			5
Advances to subsidiaries and affiliates	9 513	2 356	(2 227)	9 642
Total before impairment (1)	**9 518**	**2 356**	**(2 227)**	**9 647**
Impairment	(5)			(5)
Net total	**9 513**	**2 356**	**(2 227)**	**9 642**
(1) Current portion (less than one year)	*9 413*	*2 356*	*(2 220)*	*9 549*
Long-term portion (over 1 year)	*105*		*(7)*	*98*

Advances to subsidiaries and affiliates include:

- €1,785 million in short-term investments with Group finance companies as part of the Group's cash management programme (€3,257 million in 2006);
- €25 million in long-term loans to Renault s.a.s. (identical to 2006);
- €7,832 million in current accounts resulting from centralised cash management agreements with Group subsidiaries (€6,231 million in 2006).

9. MARKETABLE SECURITIES

Marketable securities include €314 million of short-term investment funds (€832 million in 2006) and €268 million for Renault SA's treasury shares (€371 million in 2006).

Renault SA invests its cash surpluses in coherence with the Group's aim to develop a more active cash investment policy. These short-term investment securities meet strict risk control requirements such as capital guarantees, and must present no foreign exchange or liquidity risks.

Renault SA carried out arbitrage in favour of very short-term investments in the form of bank investment certificates with terms of up to three months, offering a better risk/return profile since the crisis experienced by the financial markets of August 2007.

Changes in treasury shares were as follows:

	At start of year	Options exercised	Early exercise of share subscription options	At year-end
Number of shares	7 681580	2 262 591	500	5 418 489
Value (€million)	372	104		268

Stock option plans introduced since 2004 award share subscription options rather than share purchase options.

10. OTHER ASSETS

The major item included in Other assets is the €26 million payment made in connection with the Calyon loan (€28 million at December 31, 2006). For the purposes of the 1%-rate housing loan financing operation introduced in 2004, Renault contracted a loan from Calyon with nominal value of €112 million, bearing interest at the floating rate of 6-month Euribor + 0.67%, terminating on December 31, 2019. An interest rate swap was undertaken to convert this to a fixed rate of approximately 0.13%, and Renault SA also paid a sum of €33 million corresponding to the discounted interest differential recorded over the duration of the operation. This payment is amortised over the duration of the loan (15 years) at the same rate as the interest paid on the debt.

11. SHAREHOLDERS' EQUITY

Changes in shareholders' equity were as follows:

(€million)	Balance at start of year	Allocation of 2006 net income	Dividends	2007 net income	Other	Balance at year-end
Share capital	1086					1086
Share premium	4 423					4 423
Revaluation surplus	9					9
Equity valuation difference	3 787				1042	4 829
Legal and tax basis reserves	108					108
Retained earnings	6 041	1941	(863)			7 120
Net income	1941	(1941)		1096		1096
TOTAL	17 395	0	(863)	1096	1042	18 671

At the General Shareholders' Meeting of May 2, 2007, it was decided to allocate the net income for 2006 as follows: €883 million (€3.10 per share) to distribution of dividends, including a non-distributable amount of €20 million attached to treasury shares, and €1,078 million to retained earnings.

Non-distributable reserves amounted to €3,904 million at December 31, 2007.

A total of €499 million of reserves corresponds to the treasury share accounts.

Renault SA's shareholding structure was as follows at December 31, 2007:

	Ownership structure		Voting rights	
	Number of shares held	% of capital	Number	%
French state	42 759 571	15,01%	42 759 571	18,22%
Employees	8 873 624	3,11%	8 873 624	3,78%
Treasury shares	7 555 139	2,65%		
Nissan	42 740 568	15,00%		
Other	183 008 216	64,23%	183 008 216	78,00%
TOTAL	284 937 118	100%	234 641 411	100%

The par value of a Renault SA share is €3.81.

12. REDEEMABLE SHARES

These shares, issued in October 1983 and April 1984 by Renault SA, can be redeemed with a premium on the sole initiative of Renault SA. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical structure and methods.

In March and April 2004, Renault SA made a cash tender offer to buy back its redeemable shares at 450 euros per share, representing a 21% premium over market price. This operation generated a loss of €343 million.

797,659 redeemable shares remained on the market at December 31, 2007, with an average weighted cost of €158.93 each or a total of €130 million including accrued interest. These shares are listed on the Paris Bourse, and over the period December 31, 2006 to December 31, 2007 traded at between €940 and €874 for par value of €153.

The 2007 return on redeemable shares, amounting to €17 million (identical to 2006), is included in interest expenses.

13. PROVISIONS FOR RISKS AND LIABILITIES

Provisions for risks and liabilities break down as follows:

(€million)	2006	Increases	Reversals without application	2007
Provisions for tax risks and litigation	33		(33)	
- *Current (less than 1year)*	33		(33)	
- *Long-term (over 1year)*				
Other provisions for risks and liabilities	56		(2)	54
- *Current (less than 1year)*	33			33
- *Long-term (over 1year)*	23		(2)	21
TOTAL	89		(35)	54
Increases/reversals concerning: - operating items			(4)	
- financial items			(2)	
- income taxes			(29)	

All known litigation in which Renault SA is involved was examined at year-end. After seeking the opinion of legal and tax advisors, the provisions deemed necessary have been established as appropriate to cover the estimated risk.

14. BORROWINGS AND FINANCIAL DEBTS

A. BONDS

The principal changes in bonds over 2007 were as follows:

- issuance on January 15, 2007 of a 7-year bond with total nominal value of €29 million, at the indexed floating rate of 10-year CMS, swapped to the floating rate of 3-month Euribor + 0.62%,
- issuance on April 16, 2007 of a 5-year bond with total nominal value of €500 million, at the fixed rate of 4.5% swapped to a floating rate of 3-month Euribor + 0.3948%,
- issuance on April 27, 2007 of a 10-year bond with total nominal value of €10 million, at the fixed rate of 5.35% with an adjustment option (a swap was undertaken to convert this to a floating rate of 3-month Euribor + 0.55%),
- issuance on April 27, 2007 on the Japanese market of a 3-year bond with total nominal value of 2 billion yen, at the fixed rate of 1.285%,
- issuance on June 5, 2007 on the Japanese market of a 7-year bond with total nominal value of 1 billion yen, at the fixed rate of 1.89%,
- issuance on June 8, 2007 on the Japanese market of a 5-year bond with total nominal value of 2 billion yen, at the fixed rate of 1.755%,
- issuance on June 14, 2007 on the Japanese market of a 5-year bond with total nominal value of 1 billion yen, at the fixed rate of 1.774%,
- issuance on June 26, 2007 on the Japanese market of a 7-year bond with total nominal value of 2 billion yen, at the fixed rate of 2.065%,
- redemption of the April 23, 2004 3-year bond issue totalling 10 billion yen at the floating rate of 3-month Libor + 0.28% (a swap was undertaken to convert this to a fixed rate of 0.7375%),
- redemption of the April 26, 2004 3-year bond issue totalling 3 billion yen at the fixed rate of 0.67%,
- redemption of the October 19, 2000 7-year bond issue totalling €500 million at the fixed rate of 6.375% (a currency swap was undertaken to convert this issue into 62 billion yen with a rate of 2.7276%).

Breakdown by maturity

(€million)	Total	- 1 yr	1 to 2 yrs	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	+ 5 yrs
				December 31, 2007			
2002	1000		1000				
2003	1031	365		625			41
2004	278		228		50		
2005	213			152		61	
2006	831				303		528
2007	588			12		519	57
Accrued Interest	13	13					
TOTAL	**3 954**	**378**	**1 228**	**789**	**353**	**580**	**626**

(€million)	Total	- 1 yr	1 to 2 yrs	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	+ 5 yrs
				December 31, 2006			
2000	394	394					
2001							
2002	1000			1000			
2003	1075		376		658		41
2004	365	80		235		50	
2005	224				160		64
2006	847					319	528
Accrued interest	9	9					
TOTAL	**3 914**	**483**	**376**	**1 235**	**818**	**369**	**633**

Breakdown by currency

(€million)	December 31, 2007 before derivatives	December 31, 2007 after derivatives	December 31, 2006 before derivatives	December 31, 2006 after derivatives
Euro	3 044	2 370	2 928	1 824
Yen	910	1 584	986	2 090
TOTAL	**3 954**	**3 954**	**3 914**	**3 914**

Breakdown by interest rate

(€million)	December 31, 2007 after derivatives	December 31, 2006 after derivatives
Fixed rate	1757	2 263
Floating rate	2 197	1651
TOTAL	3 954	3 914

B. BORROWINGS FROM CREDIT INSTITUTIONS

Borrowings from credit institutions stood at €322 million at December 31, 2007 (€484 million in 2006), and are mainly contracted on the market.

Borrowings from credit institutions due after one year include short-term drawings on long-term credit lines (due after one year). They bear interest at market rates.

Breakdown by maturity

	December 31, 2007						
(€million)	Total	- 1 yr	1 to 2 yrs	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	+ 5 yrs
2001	127	127					
2002							
2003							
2004	183	8	107	5	8	10	45
2005							
2006							
Accrued interest	12	12					
TOTAL	322	147	107	5	8	10	45

	December 31, 2006						
(€million)	Total	- 1 yr	1 to 2 yrs	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	+ 5 yrs
2001	282	150	132				
2002	4	4					
2003							
2004	192	10	8	105	6	8	55
2005							
2006							
Accrued interest	6	6					
TOTAL	484	170	140	105	6	8	55

Breakdown by currency

(€million)	December 31, 2007 before derivatives	December 31, 2007 after derivatives	December 31, 2006 before derivatives	December 31, 2006 after derivatives
Euro	273	195	436	352
Yen		127		132
Other currencies	49		48	
TOTAL	**322**	**322**	**484**	**484**

Breakdown by interest rate

(€million)	December 31, 2007 after derivatives	December 31, 2006 after derivatives
Fixed rate	211	383
Floating rate	111	101
TOTAL	**322**	**484**

C. OTHER LOANS AND FINANCIAL DEBTS

Other loans and financial debts amounted to €1,904 million at December 31, 2007 (€2,235 million in 2006), and principally comprise borrowings from Group subsidiaries with surplus cash, as follows:

- €763 million of borrowings from Renault Espana SA
- €474 million of borrowings from SI Epone
- €142 million of borrowings from SIAM
- €72 million of borrowings from Renault Nederland
- €69 million of borrowings from Renault Nissan Deutschland AG
- €60 million of borrowings from Revoz
- €53 million of borrowings from Renault Belgique Luxembourg
- €45 million of borrowings from Renault Osterreich
- €44 million of borrowings from Sirha
- €42 million of borrowings from SICOFRAM

No loans or financial debts are secured.

The total includes approximately €7 million of accrued interest receivable following implementation on February 21, 2006 of the 45 billion yen cross-currency swap with no underlying.

15. OTHER LIABILITIES

Changes in other liabilities were as follows:

(€million)	2007	2006	Variation 2007 / 2006
Tax liabilities	40	18	22
TOTAL	40	18	22

The €22 million increase in other liabilities results from a €36 million increase in tax liabilities, offset by a €14 million reduction in the liability for taxes payable to subsidiaries under the French domestic tax consolidation system.

16. DEFERRED INCOME

Deferred income mainly comprises unrealised foreign exchange gains on bond issues in yen or swapped to yen, totalling €342 million. Renault SA issues bonds in yen or swapped to yen as part of the hedge of the net assets of Nissan.

17. INFORMATION CONCERNING RELATED COMPANIES

"Related companies" are all entities fully consolidated in the Group's consolidated financial statements.

Income statement

(€million)	2007 Total	2007 Related companies	2006 Total	2006 Related companies
Interest on loans and advances to subsidiaries and affiliates	393	390	257	254
Interest and equivalent expenses	(263)	(45)	(206)	(4)
Reversals of provisions and transfers of charges	3		6	

Balance sheet

(€million)	2007 Total	2007 Related companies	2006 Total	2006 Related companies
Advances to subsidiaries and affiliates	9 642	9 566	9 513	9 434
Loans	7	4	7	
Receivables	15		3	
Cash and cash equivalents	9	6	30	13
Loans and financial debts	1904	1851	2 235	1784
Other liabilities	40		18	

18. FINANCIAL INSTRUMENTS

A - MANAGEMENT OF EXCHANGE AND INTEREST RATE RISK

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below:

At December 31 (€ million)	2007	2006
Foreign exchange risks		
Currency swaps		
Purchases	1 120	1569
with Renault Finance	*513*	*931*
Sales	1367	1868
with Renault Finance	*617*	*1 118*
Other forward exchange contracts and options		
Purchases	3 174	2 626
with Renault Finance	*3 174*	*2 626*
Sales	3 149	2 587
with Renault Finance	*3 149*	*2 587*
Interest rate risks		
Interest rate swaps	2 569	2 132
with Renault Finance	*2 282*	*1836*

Transactions undertaken to manage exchange rate exposure principally comprise currency swaps and forward sales of yen, with total nominal value of €4,996 million (824 billion yen) at December 31, 2007. These operations form a partial hedge of Renault's investment in Nissan's net assets in yen. Renault SA also carries out forward sales to hedge loans to subsidiaries denominated in foreign currencies.

Renault SA carries most of the Group's indebtedness. Its interest rate risk management policy applies two basic principles: long-term investments use fixed-rate financing, and investments for cash reserves use variable-rate financing. The financing in yen undertaken as part of the hedge of Nissan equity is fixed-rate, over terms varying from 1 month to 7 years.

Renault SA uses derivatives to implement the above interest rate and exchange risk management policies. Most of its operations on the forward markets are with Renault Finance, a wholly-owned Group subsidiary.

B - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts in the balance sheet and the estimated fair values of Renault SA's financial instruments are as follows:

At December 31 (€ million)	2007		2006	
	Balance sheet value	Fair value	Balance sheet value	Fair value
ASSETS				
Marketable securities (1)	582	842	1203	1559
Loans and advances to subsidiaries and affiliates	9 656	9 663	9 515	9 522
Cash and cash equivalents	9	9	30	30
LIABILITIES				
Redeemable shares	130	697	130	750
Bonds	3 954	4 129	3 914	4 252
Other interest-bearing borrowings (2)	2 226	2 213	2 719	2 757

(1) including treasury shares
(2) excluding redeemable shares

C - ESTIMATED FAIR VALUE OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

At December 31 (€million)	2007		2006	
	Assets	Liabilities	Assets	Liabilities
Forward exchange contracts	3 174	3 154	2 625	2 589
with Renault Finance	*3 174*	*3 154*	*2 625*	*2 589*
Currency swaps	1400	1132	1925	1590
with Renault Finance	*579*	*468*	*1094*	*896*
Interest rate swaps	21	5	27	8
with Renault Finance	*21*	*1*	*27*	*1*

Assumptions and methods adopted:

Estimated fair values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the year and do not therefore take account of subsequent movements.

In general, when the financial instrument is listed on an active and liquid market, the last listed price is used to calculate the market value. For unlisted instruments, market value is determined based on recognised valuation models that refer to observable market parameters. If Renault SA has no valuation tools, particularly for complex products, valuation is carried out by quality financial institutions.

The main assumptions and valuation methods are as follows:

- **Financial assets:**

  Marketable securities: the fair value of securities is determined mainly by reference to market prices.

  Loans and advances to subsidiaries and affiliates: for loans with an original maturity of less than three months, floating-rate loans and advances to subsidiaries and affiliates, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been measured by discounting future cash flows using the rates offered to Renault SA at December 31, 2007 and December 31, 2006 for loans with similar conditions and maturities.

- **Liabilities:** the fair value of financial liabilities is determined by discounting future cash flows at the rates offered to Renault SA at December 31, 2007 and December 31, 2006 for borrowings with similar conditions and maturities. The fair value of redeemable shares is based on their year-end stock market value.

- **Off-balance sheet foreign exchange instruments:** the fair value of forward contracts is estimated on the basis of prevailing market conditions. The fair value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2007 and December 31, 2006 for the contracts' residual terms.

- **Off-balance sheet interest rate instruments:** the fair value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the year. Unrealised capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, are taken into account at December 31, 2007 and December 31, 2006.

19. OTHER COMMITMENTS AND CONTINGENCIES

Off-balance sheet commitments are as follows:

(€million)	2007 Total	2007 Concerning related companies	2006 Total	2006 Concerning related companies
Commitments received				
Guarantees and deposits			1	1
Unused credit lines	4 677	205	4 665	142
TOTAL	**4 677**	**205**	**4 666**	**143**
Commitments given				
Guarantees and deposits	453	450	453	450
Unused credit lines	141	141	165	165
TOTAL	**594**	**591**	**618**	**615**
Financial commitments				
Forward currency sales	3 149	3 149	2 587	2 587
Forward currency purchases	3 174	3 174	2 626	2 626
Currency swaps: loan	1367	617	1868	1118
Currency swaps: borrowing	1120	513	1569	931
Interest rate swaps	2 569	2 282	2 132	1636

As part of the management of RCI Banque's major risk ratio, Renault SA has provided Cogera (a fully-owned RCI Banque subsidiary) with a €450 million credit line since December 2004. For purposes of compliance with French Banking Commission regulations, Renault SA will only be reimbursed by Cogera to the extent of the amounts Cogera recovers in repayment of its financing for Renault Retail Group's inventories. Furthermore, to guarantee payment by Renault Retail Group to Cogera of the receivables resulting from this financing arrangement, Renault SA's receivable related to the credit line is pledged in favour of Cogera. The value of this pledge at December 31, 2007 was €450 million.

The forward sales and swaps undertaken by Renault SA are described above (note 18.A - Management of exchange and interest rate risk).

20. CASH FLOW

Cash flow is determined as follows:

(€million)	2007	2006
Net income	1096	1941
Increases to provisions and deferred charges	5	5
Net increase to long-term provisions for risks and liabilities	(36)	(9)
Transfer of financial charges	(1)	(4)
TOTAL	**1 064**	**1 933**

21. WORKFORCE

Renault SA has no employees.

22. REMUNERATION OF DIRECTORS AND EXECUTIVE MANAGERS

Total remuneration to members of the Board of Directors was less than €1 million.

23. SUBSEQUENT EVENTS

No significant event has occurred subsequent to the year-end.

OTHER INFORMATION – SUBSIDIARIES AND AFFILIATES (€ million)

Companies	Share capital	Reserves and retained earnings (3)	% of capital held	Book value of shares owned
INVESTMENTS				
Renault s.a.s.	534	2 681	100,00	7 694
Dacia (2)	705	(80)	99,31	768
Nissan Motor Co Ltd (1)	3 673	18 840	44,33	
Sofasa (2)	1	96	23,71	28
TOTAL INVESTMENTS				8 490

(1) based on the financial proforma statements published by Nissan Motor Co Ltd at December 31, 2007 (exchange rate: 164.93 yen = 1 Euro)

(2) exchange rates for Dacia and Sofasa are respectively 3.6077 Romanian lei and 2967 Colombian peso for one Euro

(3) before allocation of net income

OTHER INFORMATION – SUBSIDIARIES AND AFFILIATES (€ million)

Companies	Outstanding loans and advances from Renault SA	Sales revenues, prior year	Net income (loss), prior year	Dividends received by Renault SA in 2007
INVESTMENTS				
Renault s.a.s.	3 065	32 921	100	
Dacia		1923	123	
Nissan Motor Co Ltd		70 863	2 647	456
Sofasa		826	24	4

ACQUISITION OF INVESTMENTS IN OTHER COMPANIES

No investments were acquired during 2007.

RENAULT

RECEIVED
2008 SEP 15 P 12:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MIXED GENERAL MEETING OF OF APRIL 29TH, 2008

RESULTS OF THE RESOLUTIONS' VOTE

Resolution n°	Content	Vote (in % of expressed votes)
	As Ordinary General Meeting	
1	Approval of the consolidated fi nancial statements for the 2007 financial year.	FOR 99,00 % AGAINST 0,97 % ABSTENTION 0,03 %
2	Approval of the company's fi nancial statements for the 2007 fi nancial Year.	FOR 99,01 % AGAINST 0,97 % ABSTENTION 0,02 %
3	Appropriation of the results for 2007.	FOR 99,75 % AGAINST 0,19 % ABSTENTION 0,06 %
4	Agreements referred to in Article L. 225-38 of the Commercial Code. .	FOR 98,93 % AGAINST 1,03 % ABSTENTION 0,04 %
5	Renewal of Ms. Catherine BRECHIGNAC's term of offi ce.	FOR 75,43 % AGAINST 24,39 % ABSTENTION 0,18 %
6	Renewal of Mr. Charles de CROISSET's term of offi ce. .	FOR 98,32 % AGAINST 1,59 % ABSTENTION 0,09 %
7	Appointment of Mr Jean-Pierre GARNIER as .a new director.	FOR 98,81 % AGAINST 1,02 % ABSTENTION 0,17 %
8	Renewal of the terms of offi ce of the Statutory Auditors.	FOR 98,84 AGAINST 1,12 % ABSTENTION 0,04 %

9	Renewal of the terms of offi ce of the Statutory Auditors.	FOR AGAINST ABSTENTION	98,84 % 1,12 % 0,04 %
10	Report by the Statutory Auditors on elements used to determine the remuneration of redeemable shares .	FOR AGAINST ABSTENTION	99,11 % 0,67 % 0,22 %
11	Authorisation for the Company to trade in its own shares on the stock market.	FOR AGAINST ABSTENTION	83,95 % 15,99 % 0,06 %
	As Extraordinary General meeting		
12	Authorisation to cancel holdings of the company's own shares.	FOR AGAINST ABSTENTION	99,81 % 0,10 % 0,09 %
13	Authorisation given to the Board of directors to grant options for subscription to or purchase of Renault shares to certain employees.	FOR AGAINST ABSTENTION	87,06 % 12,86 % 0,08 %
14	Capital increase by the issue of shares reserved to employees.	FOR AGAINST ABSTENTION	96,98 % 2,99 % 0,03 %
15	Amendments of Articles 11.1 B and 11.1. C of the Articles of Association in order to reduce the terms of offi ce of the directors appointed by employees and of the director representing the employee shareholders to 4 years.	FOR AGAINST ABSTENTION	99,87 % 0,08 % 0,05 %
16	Amendment of Article 28 of the Articles of Association in order to provide for electronic voting prior to the General Meeting.	FOR AGAINST ABSTENTION	97,95 % 0,14 % 1,91 %
17	Amendment of Article 11 of the Articles of Association in order to provide for an age limit to holding offi ce as director	FOR AGAINST ABSTENTION	70,97 % 27,18 % 1,85 %
	As Ordinary General Meeting		

18	Appointment of Mr. Thierry DESMARES as a new director.	FOR 98,74 % AGAINST 1,20 % ABSTENTION 0,06 %
19	Powers for formalities.	FOR 99,84 % AGAINST 0,01 % ABSTENTION 0,15 %

Quorum : 141 622 405 shares, i.e. 60.71 % of total shares with voting rights.

GENERAL MEETING - QUESTIONS.

Question 1:

As a Renault shareholder, I am concerned about the group's image and its positioning in the new sustainable development approach. In this respect, I think that the Renault Group does not sufficiently set out its intentions in sustainable research and development. Resolution 18, presented to this AGM, even maintains some confusion about the manufacturer's intentions. Indeed, do you not think that the appointment of Mr Thierry Desmarest, who benefits from great notoriety for his position within the Total oil group and, unfortunately, for questionable positions on oil spills, will tarnish the Renault Group's image?"

Mr SCHWEITZER

We have proposed bringing Mr Desmarest into Renault's Board of Directors because we are convinced that he will provide a strong contribution to your Board, both for his abilities as a grand industry leader, which need no further demonstration, and also because, with energy being tightly bound to the automotive world, Thierry Desmarest will be able to have our Board of Directors benefit from his globally recognised authority in the energy sector.

The players in the automotive industry must understand the long-term issues at stake for supplying the world with energy. In terms of sustainable development and the environment, for several years, Total has been adopting an active approach, particularly in the improvement of safety, in reducing greenhouse emissions and energy efficiency.

It will be useful for us to understand these approaches and move forward in step with them.

Question 2:

In previous years, the share price has benefited from what the press has called the "Ghosn effect." Since January 1st 2008, the share price has fallen by more than 30% while the CAC40 has only slid by approximately 10%. How do you assess this situation? How do you intend to have the analysts better perceive the Group's potential?

Mr GHOSN

Today, there is no doubt about the enterprise's potential. That is not the issue. All of the analysts whom we have been in contact with are well aware that Renault's strategy makes sense. It is a strategy which is very clear, in the short term, in the medium term and also in the long term.

Today, the market is sending us a signal: it wants to see results quickly, it wants to see our growth. It wants more than 10% growth. It wants us to demonstrate our ability to attain the 6% operating margin. It is true that over the last 6 months, there have been mixed signals concerning: are we going to make this 10% and the 6% operating margin? The middling launch of the Laguna, the strike at Dacia, the fact that in the first quarter our growth in volume was 6% while the top of the market was at 10%. The fact that turnover is not increasing as fast as volume.

There are always good reasons why the share has not taken off, but we don't think that the question is one of strategy. All of the players on the market are convinced that the strategy of Renault and the Alliance makes sense. The market wants convincing and regular results, a constant improvement, and it is for us to show it. For as long as we have not had several months of highly convincing growth and have not shown a significant increase in our operating margin, we will always be in a position of mediocrity regarding the share price. Meaning that we will fall away from the rest of the market. The fact that the whole market has fallen is a fact which is beyond Renault's control.

Today, we are obliged to show results. It is not a matter of discussing strategy. We have done that enough. Over the year 2008, we need to demonstrate our performances in both commercial and financial terms.

Question 3:

What are the messages that Renault has taken from the stock market over the last 9 months?

Mr GHOSN

The message is: people want to see Renault's performance. They are convinced that it is the right strategy, but is Renault capable of carrying its strategy out and obtaining the expected results?

Question 4:

Does the growth target of more than 800,000 vehicles announced in Commitment 2009 include Avtovaz's volumes?

Mr GHOSN

Naturally, this is without counting Avtovaz's volumes. Otherwise this would already have been achieved since Avtovaz is making more than 800,000 cars at the moment.

That said, we will have certain choices to make in the framework of the partnership with Avtovaz. Avtovaz entered into an alliance with Renault, in part, because it needs Renault's products, its technology and Renault engines. And some trade-off will have to be made concerning the derivatives of our platforms. We will have to entrust them to Avtovaz rather than putting them under the Dacia or Renault brands. The risk is that Avtovaz will have an impact on that figure of 800,000, which we do not expect to be very significant. In any event, the 800,000 does not include Avtovaz.

Question 5:

What has been the impact of the strike in Romania on the first quarter of 2008?

Mr GHOSN

We have added up the costs. This strike cost us €13m. It is a major event which we monitored closely. There are lessons to be drawn from this strike at all levels. Whether at the level of the organisation of Dacia and at the Group level, even in terms of our future investments in the Logan range, but it is true that it was an important event which we are not at all making light of and which we are drawing all the consequences from, both in terms of strategy and the importance of Romania and Dacia within the Renault Group. We are doing so in a very objective and lucid manner.

As this is a negotiation which takes place every year, we have no intention of going through this sort of incident every year. A post mortem of the strike will be undertaken in the Executive Committee. We followed up on events practically day by day. We have a very precise diagnostic of what happened. We will draw a certain number of consequences from this in terms of our organisation and the maturity of our establishment in Romania. This will give rise to a certain number of consequences on the internal level.

Question 6:

What policy do you envisage developing concerning new technologies: compressed air, hydrogen, electricity?

Mr GHOSN

For electric power , we are already fully involved. We wish to play a major role in the massive development of electric vehicles. Renault, with Nissan, intends to appropriate the field of the electric vehicle. That is why we signed the contract with the State of Israel, where we have the whole of the market over a period of 10 years. At the moment we are negotiating with the Danish government. The technology is currently being developed by Renault and Nissan. The battery is more Nissan's business, while the vehicle will be Renault. Our aim is to position ourselves as an enterprise which will make the use of the electric vehicle commonplace, and sell such vehicles on a mass scale as of 2012, starting in 2011 for two precise markets. The contracts will be signed with towns and enterprises in a French framework and even in a European one.

The fuel cell and the hydrogen vehicle are the subject of developments in the framework of the Alliance. We have prototypes that run on hydrogen, above all Nissan vehicles. It is a technology which isn't looking at a 3-year development time, but something which will be ready in a 5- to 10-year timeframe.

For compressed air, we are much less further on. It is more a question of advanced research than a matter of building a prototype.

Question 7:

How does the ratio of R&D costs to turnover compare for Renault, with respect to Nissan and to the competition? How will this ratio evolve in future?

Mr RICAUD

In 2007, the ratio of R&D costs to turnover for the enterprise was approximately 6%. This ratio is the ratio between what we spent in 2007 to finance growth and the sales turnover that we effectively made over the last year. This ratio, due to the growth of the products plan, is relatively high: approximately 1.5 points higher than the ratios of our main competitors, but this simply bears witness to the growth plan which we have undertaken. When we compare this to Nissan, Nissan is placed in the middle of the market, between 4.5 and 4.8%.

We would like to take this occasion to mention the cooperation which we maintain with Nissan in the field of Research and Development. The CEO has just mentioned advanced research for the electric vehicle, but we have a very large number of cooperation projects with Nissan, with respect to engines or the fact that Renault uses gearboxes or engines developed by Nissan, and conversely Nissan makes great use of the diesel engines developed by Renault.

Finally, we have large cooperation programmes concerning the vehicle itself. The 4x4 Koleos, which we will be launching in Europe, was developed by Nissan on an Alliance platform. It is manufactured in Korea and will be sold in Europe.

Finally, engineer exchanges between the Nissan and Renault engineering teams are being developed so as to maximise the benefit for each enterprise of the experience accumulated by the other partner.

Question 8:

Would it not be better to use the available money to develop Renault projects rather than purchasing shares to cancel them, given the increase in money market interest rates and the few positive results from such purchases on the stock market price?

Mr MOULONGUET

The share buy-back policy that we are carrying out is very strictly framed. It is essentially a question, as we have communicated to the shareholders, of neutralising the diluting effect of the exercise of stock options. We regularly proceed with such purchases, but in a very precise framework. In terms of shareholder relations, the essential channel for us is increasing the dividend.

Moreover, one cannot say that the investment policy excludes share buy-backs, or vice versa. You have seen, through the structure of the balance sheet, and the generation of equity and cash by the enterprise, that we have the means to drive a strong development policy. You have seen all of the product developments announced for the coming months and years, while continuing at the same time to undertake a clearly framed and limited share buy-back policy.

Question 9:

What will be the future projects entrusted to your factories, particularly Flins, Sandouville, Douai and Maubeuge?

Mr GORNET

We cannot answer specifically for each factory. We can already answer concerning the projects which will not be entrusted to the factories in France. These are low cost vehicle projects. By definition, they will be manufactured in countries where costs are the lowest. The French factories will be used mainly to manufacture vehicles sold in Europe and in markets where we have no industrial establishment. This means that they are in line for the renewal of the current ranges. The Mégane at Palencia and the Scenic at Douai. For the I range, this has not yet been decided, nor for any of the other vehicles which we may develop.

Question 10 :

I was delighted to see the advert for the Koleos at the workshop, but I am also fairly disappointed. When will you decide to add a feminine touch to your adverts?

Mr BLAIN

Women do no want special cars, they want cars which are suited to women. It has not been shown that women wish special adverts made by or with women. They ask for adverts which are suited to women, which, quite simply, please them. However, we do take note of the question. We can reassure you: the advertising is not against women, it is wholly against it, and we will keep a close watch over it.

Question 11:

[question on the Renault factory in Iran: Start-up of the Logan, date, volume, target customers, quality level compared to Dacia and other sites?]

Mr PELATA

The car started off well from a quality point of view and for its reception by customers. In quality, we are following exactly the same validation criteria for what we call good quality as we have in Romania, India or elsewhere. We are at that quality level today. For the vehicle's welcome by customers, we have just completed a survey of a sample from the first 20,000 customers and have observed a certain number of things which they would like to see improved. Despite that, we have a recommendation rate of 89%. That is very high, a rate which is virtually never obtained. These are customers to whom we asked: "would you recommend the car to your neighbours, your friends or family?"

A third criterion is that the car is being resold on the black market — the Iranian economy is like that — at 30% higher than its official price. That is also a certain manner of measuring its value.

The bad news is that production has been slow getting up to speed. We are currently at approximately 200 vehicles/day. A little over 1,000 cars per week, which would give 50,000 cars over the year. However, we should be making 250,000. We spent the last weekend with our team there and with the reinforcement of a certain number of our central positions from the Technocentre and at Head Office, trying to help the situation to get unstuck. We have reasonable hopes in being able to attain 400 per day in May, 600 in July, 800 before the end of the year and 1000 per day before the end of the Iranian year in March.

We still have a certain number of obstacles before us, especially technical obstacles: we think that now everything is under control. Financial obstacles: this is harder since the Iranian industry's working capital has now partly evaporated, making payments to suppliers and from manufacturer to manufacturer with Renault particularly difficult. That is the main reason for the difficulty in raising the production rate, but we hope, after having spoken about this with the government, the banks and our partner, that this problem may be resolved in the next 3 months.

Question 12:

The new Laguna is showing modest sales results, as it is a segment that has gone down compared to compact MPVs or 4x4, which young people find more interesting. Why have marketing surveys not foreseen this problem?

Mr BLAIN

The market surveys foresee this. Moreover, Renault was the creator of the concept of the compact MPV with the Espace, Twingo, Scenic. Therefore we really were in on the action. For 4x4s, we weren't in on the action, in fact. We had to wait for the opportunity provided by the Alliance to get in it and we are getting there with the Koleos, which is a 4x4 *à la Renault*. It is not the copy of any other car. It is a Renault-style 4x4, a cross-over of the 4x4 and the compact MPV.

However, the decline of the traditional M2 segment has been more abrupt than we imagined it would be, due to the financial crisis, overall concern and the CO_2 tax policy, which have accelerated the slide of the mid-sized and have also had an impact on the 4x4 and compact MPV segments.

Question 13:

Was the market survey of the New Clio Estate badly conducted? Why, faced with strong demand, is production so slow, as shown by excessive waiting periods? Is there a cartel agreement with PSA?

Mr BLAIN

The cartel with PSA would be a scoop. Concerning the badly-conducted market survey, the fact is that we got it wrong, but this uncertainty has to be managed. As it happens, we have a problem and we would quite like to have more problems like that. In fact, the Clio Estate is doing better than we thought because it is more than just an estate version. It is a model in its own right, with a hint of a specific cross-over or design model, which we underestimated. With that, the lead times are long, but we are putting ourselves in a position to increase the factory's capacity as of this summer by 50%.

Question 14:

Concrete ideas for progress, formerly called suggestions, have always been a vector for progress with Renault. Why are certain managers strongly braking their deployment?

Mr GORNET

They can't be very effective because on average we have 10 suggestions per employee at most of the industrial sites. That is very honourable with respect to the competition, but there are several types of suggestion. There are simple and local suggestions, which are easy to apply. More complicated are those suggestions of a more technical nature which relate to means or products, for which studies and surveys have to be carried out, which compete with other subjects, and indeed we can find in some cases that insufficient priority is given to studying the suggestion compared to the rest of the work.

Question 15:

In a sustainable development perspective, and faced with a possible contraction in the global market, do you have any diversification objectives?

Mr GHOSN

We do not at all think that the global car market is going to stagnate or fall. What is going to happen, is that the mature markets, meaning the United States, Western Europe, Japan, will at best be stagnant. Very probably downwards. On the contrary, we are going to see an explosion in automobile demand in the emerging markets: Russia, China, India, the Middle East, certain African countries and Brazil. And we have already seen this in 2007 and even in 2008.

Overall, it is a market which will continue to grow, not in the traditional markets but with new products on emerging markets. Diversification means knowing how to make the cars that the emerging countries are now demanding, and be able to be a significant player and contributor to the development of these markets.

Through the launch of the electric car, we are not only interested in selling the car. It is obvious that today, at the Alliance level, we are equipping ourselves to produce the battery in the Nissan factories. We therefore think that if the electric vehicle develops strongly, the battery will become a very important element that we will be able to sell. Electricity distribution and the distribution of batteries in a market is also an important element. The fact that we are launching ourselves into the field of the electric car does not limit us to the car's hardware, we are also interested in the battery and the distribution of electricity. That is why the experience in Israel and Denmark is important. We risk being in different markets, using different distribution systems and we are going to try to integrate ourselves and enter into partnerships where we also have an interest in the distribution of the battery and the electricity.

We are in a market which will continue to be buoyant, in a different manner compared to what we have known to date, and new technologies will allow us to attack new markets.

Question 16:

Why did the Japanese group NTN increase its holding in order to be the majority shareholder of the SNR subsidiary specialized in ball bearings?

Mr MOULONGUET

In reality, the SNR transaction consists in having this long-time subsidiary of Renault supported by a great global enterprise in the field of ball bearings. As of the time that ball bearings and ball races were no longer at the heart of Renault's business, it was necessary to give this subsidiary, which has a great deal of expertise in the field, every chance by integrating it with a large global group such as NTN. That is what was done. The process is being accompanied and is progressing under very good conditions.

Question 17:

Your distribution subsidiary has returned to profit. What are your targets in terms of margin?

Mr BLAIN

There is a very strong increase in profitability thanks to a very effective management of these subsidiaries and all the credit for this is theirs. The objective given to Renault Europe Automobile until the end of 2007, which has changed name and is now called Renault Retail Group (RRG), to affirm the global vocation beyond Europe, since we also have our own establishments, which belong to the network outside Europe. The target assigned to RRG is to be exemplary. This translates to being above the average of the network, both in quality and in profitability. In quality, they have practically got there in the various European countries. That is part of the enormous progress, which has just been highlighted hereabove. In profitability, we are not there yet. Being better than the average of the network means being better by correcting the excess rent cost due to the fact that RRG works in the cities. Obviously, rent is more expensive than in the countryside. Profitability is part of the Commitment 2009 Plan for RRG. Target figures have been assigned to it.

Question 18:

What is the role of the return of Formula 1 in Spain? You recently issued a press release. What are the advantages of this return of Formula 1 in Spain?

Mr GHOSN

It is true that with the Spanish market down by more than 18%, it is difficult to see any Alonso effect on our sales. It also has to be said that our results at the moment are not such as to attract a lot of attention. We hope for a strong return with a much more stable and more competitive car in 2008. We have many ideas on the technological level. Our strategy is good and it has to be carried out properly, and from there on we should feel the effects of greater competitiveness in Formula 1. For the moment, there is practically no effect.

Question 19:

Al manufacturers currently want to focus on the low cost car sector. How will you finally manage to gain constant margins, considering that it will be necessary to put pressure on suppliers? You said that the board of directors was taking care of RS E. Will we be able to maintain margins, bearing in mind that there is going to be a fierce battle and prices are undoubtedly going to head downwards?

Mr GHOSN

The low cost sector, an important element in Renault's strategy, is fundamental if we wish to develop our sales in emerging countries. One doesn't always buy the car that one wants, but rather the car that one can buy. Having cars available at affordable prices is very important to draw customers to the brand and have a first good experience with Renault.

Low cost is not synonymous with low profit. Our collaboration with a certain number of Indian manufacturers has shown us that they often have margins significantly higher than our own even though they sell more frugal products than ours, with much lower costs and lower prices than ours. It is possible to be highly profitable in the low cost sector. In a certain manner this makes for the success of the Logan. It is not just a success in terms of the product, but the fact that the car is very profitable. We are managing to make an operating margin of over 6%. The Logan does not weigh on Renault's results, on the contrary it lifts our bottom line when we are in an operating phase rather than in the start-up phase.

One of Renault's great issues is to position itself well in the low cost sector, with a profitable low cost offer, which is not a handicap, even though it often is for other global manufacturers and is not at all a handicap for the new Chinese or Indian manufacturers.

Question 20:

Compared to the General Meeting last year, Mr Ghosn, the presentation of our strategy this year appears to be both clearer and more pertinent. I find it a clever idea to create Logan derivatives which follow the desires of potential players and of the various countries in which you are locating factories. You are naturally developing in emerging countries, and in particular in what is termed the BRIC zone. In Russia, with 24% of the share capital of the Lada manufacturer, what is your leeway for taking command? How do you see the organisation of its ties, with respect to Renault and Nissan?

Mr GHOSN

Concerning Avtovaz, the conditions were laid down from the start. It was 25% plus one share, and no more. This was not only Renault, but something which was offered to all those who were competing with us, meaning GM, Fiat and a Russian group. This was dealt with at the level of the Russian government, which said that it was out of the question to acquire a controlling interest in Avtovaz. It is out of the question for anyone to take more than 25%. That was clear from the outset. We thought that at the end of the day, it was good for Renault and we were ready to go for it with 25%.

Why were we chosen? Firstly because we had a credible industrial project. The others did too, but in the opinion of the Russian officials, and they said so to the Russian press, they chose Renault because Renault had demonstrated its capacity to respect a different entity. They had observed Renault Nissan and they say that when Renault acquired a large holding in Nissan, Renault respected the Japanese management and the Japanese identity. The Nissan brand has not suffered from this cooperation, and rather the contrary since it has progressed in terms of volumes and turnover. Therefore, if an enterprise was able to respect a partnership at such a large scale, it would do so for Avtovaz. Thus, Renault is credible.

That was officially stated to the Russian press on the signature of the agreement by Mr Tchemechoff, head of the board of directors, and who had the rank of minister in the Russian government.

Today we are undertaking a strategy in which we will help Lada, while benefiting from its development since it will be Renault engines, transmissions and platforms which will be used.

Question 21:

I read in the press that you have a problem with your Indian partner. What was the situation and what was the outcome? Do you not fear competition from Tata which is launching its small car?

Mr GHOSN

You are aware that India is a big country with many entrepreneurs. Indian entrepreneurs have very strong personalities and very clear objectives. They make few concessions to the objectives of a partner. We said to ourselves that it would be very difficult to find a partner which would concord with all of our objectives. Therefore, we decided to separate the partnerships by targeting specific objectives in order not to complicate the task. We signed a contract with Mahindra for the distribution of the vehicles. With Bajaj for developing the car at 2,500 dollars. We will build a factory between Renault and Nissan, without Mahindra because it seemed too complicated to do so with three on board. Nissan signed an agreement with Inbuja for the development of small commercial vehicles.

We are multiplying our small partnerships because in India, it is very difficult to do everything with a single partner, but this doesn't contradict a strategy which makes sense at the Alliance level.

Are we heading for a confrontation with Tata? I don't think so. It is a market in which there will be space for everyone. Tata took many initiatives on the Indian market. The car at 2,500 dollars was its initiative. We are following, but I hope that we won't be far away and, above all, that we will have a highly competitive car.

Question 22:

How are your first initiatives progressing in China?

Mr GHOSN

China is the second largest market worldwide. It is highly likely that it will be the largest automobile market worldwide in the next 20 years. The reason is very simple. On the American market, there are 800 vehicles per 1,000 inhabitants. In developed countries in Europe and Asia, it is 600 vehicles per 1,000 inhabitants. In China today, it is 50 vehicles per 1,000 habitants. In India, 50. In Brazil, 150. In Russia, 200.

Even if China were to stop at 500 vehicles per 1,000 inhabitants, there is an extraordinary amount of room for growth. However, to go to China means having to commit oneself fully. It is a project which will need a great deal of resources among Renault's various expertises. And rather than pushing ahead quickly and badly, it is better to go less quickly and do it well. Today, with the development of a project in Iran, in India and Morocco, the extension of capacity in Romania, plus a large project in Russia, we will not be reasonably able to carry out our strategy correctly in China. And the Chinese authorities are aware of this.

When Nissan signed the agreement with Dongfeng, from the start we said that it was the Alliance that was signing and the authorities accepted this. Nissan has hired over 150 experts in China over 3 years to ensure the success of its Chinese establishment. When we will be entering China, it will be necessary to put all of the other projects to one side and dedicate ourselves to our entry into the Chinese market.

We do not think that China can be made an appendix to the other projects. It is an important market which we will have to dedicate ourselves fully to. This will take time, but for the moment the conditions are not what we need. It is a question of human resources and expertise which are currently spread over the various projects which we are developing.

Question 23:

I would like to say a word concerning the electric vehicle. I am delighted to see the disappearance of all nuisances. I am for the disappearance of diesel particles, which favour cancer. Will the initiatives adopted by other French industrialists, such as those of Mr Bolloré, compete and pose a problem?

Mr GHOSN

Naturally, there are many entrepreneurs who believed in the electric vehicle. We have many contacts with Dassault Bolloré and other enterprises, but we think that the zero-emission vehicle is not a niche product. We are thinking of a product which will become central to the product range. Moreover, we are speaking of a line of electric products and we think that we must go it alone, at the level of the Alliance. We have had exchanges with various French entrepreneurs who, for many and various reasons, did not succeed, but there will be space for everyone for zero-emission vehicles.

Question 24:

You plan to manufacture ultra low cost cars in India and there is a Tata car called the Nano which is cheaper than the price that you are proposing. What is the timeframe for the launch of your ultra low cost car? Will it meet European standards?

Mr GHOSN

The car presented by Tata is not yet being sold. It was presented at a motor show. We have no doubt that it will be put on the market at some time in 2008. We will be there with our car in the first part of 2011. We will be 2 years behind Tata. Our car will not be identical. We think that it will have certain advantages compared to what we know of Tata's product. It may well be the case that Tata manages a lower cost than ours, even if our aim is still 1500 dollars in terms of costs, but we want to do something in the same order of magnitude in terms of cost and price, but which has specific advantages compared to Tata's vehicle.

This vehicle does not meet European standards, I can confirm. In addition, they have said that it was a vehicle essentially for India and perhaps in neighbouring markets. Nothing stops this vehicle from being brought up to European standards, but that will make the vehicle heavier and richer. However, if it manages to do so at 3,500 dollars, it will still be competitive in Europe.

We are concentrating on an offer for India, possibly for neighbouring markets or even the emerging markets, but we do not intend to export this vehicle to developed markets.

Question 25:

I am an employee of Renault Retail Group and CFE-CGC trade union representative for the Saint Etienne establishment. RRG has just launched a process for the sale of the Saint Etienne establishment. This sale does not seem to correspond with the strategic orientations which Renault has argued to date. Could you provide a precise statement on this situation and, secondly, provide your vision as to the future of RRG?

Mr BLAIN

The strategic vocation of RRG is to distribute Renault vehicles in strategic cities. There are some thirty of them in Europe. That is the core of RRG's vocation. In reality, RRG is present at other sites which are currently profitable and which may give rise to opportunities for their sale, others may be examined and sold or not depending on whether a purchaser can be found which meets our desires for the profitability of the sale.

Saint Etienne is a particular case. We may end up selling it. We may also end up making acquisitions. RRG recently acquired two sites in the suburbs of London where we are insufficiently represented. Representing Renault in these strategic cities means covering at least 50% and if possible 75% of the city.

Question 26:

I found that for the written questions you have answered relatively few questions compared to previous years. You have said that a written answer will be provided, but that means an individual response. The interest in the exchange at the General Meeting is that the answers are addressed to the collective body of shareholders. I would like to suggest that the written answers be made to all, at least to all attendees if not to all of the shareholders.

Mr GHOSN

Your suggestion, which would consist in putting the answers on the net so that they may be known to all of the shareholders, is a good suggestion. We will examine how to do this in practice. Thank you for making this suggestion. We are trying to split the time in a balanced manner between oral and written questions. This year, we have given more time to direct questions, but we will implement a solution which corresponds to your wishes.

Question 27:

Some reports have mentioned the possibility of developing a specific Dacia network. What is really the case? If so, will it combine the Dacia and Lada brands, and perhaps the Motrio repairs network? I already spoke at the last meeting to say that I found that Renault was communicating little concerning Motrio, which groups together approximately 1000 repairers across France.

Mr BLAIN

For Dacia, in Western European countries, we are adopting an extremely pragmatic position, which consists in identifying, town by town and considering the potential masses of vehicles to be sold, whether or not it would be opportune to create a specific show-room sales area. This does not rely on any given doctrine. Moreover, the initiative sometimes comes from the dealers themselves. They start to have a flow of customers with the announced products such as the Sandero and they want to expand by creating a specific Dacia show-room.

Concerning the Lada, the subject is first the product plan, engineering and industry. It is true that we are starting to build up contacts gently with Avtovaz concerning the commercial aspects, but the first subject, it is still Russia and the former USSR countries where the Lada brand is extremely widely presented. We will see later with the other regions what can be done to help the Lada brand be present in Europe or in America.

For Motrio, indeed, your remark is pertinent. The important point is certainly that the Motrio brand, but above all the products which are behind it and which have lower cost prices, with the durability being possibly reduced due to the intended use of these products. These are vehicles which have 4, 5, 6 or 7 years of age. And putting a spare part which will last 15 years on a car which is 8 years old does not make much sense. The important point is to have a base of specific products which, via the Motrio brand and in future via a low cost after-sales repair offer for older vehicles, will be of use in offering older vehicles to Renault and to the customers.

But you are right, we are not pushing the Motrio brand sufficiently as such, but we will continue to develop Motrio products for use by low cost repairs for old vehicles.

Question 28:

I would like to be informed about the geography of the share capital. In the document it states that public shareholding is at 66%. That is not very detailed. What are the shares of institutional investors and individuals? On the other hand, what are the respective shares held by French and foreign shareholders?

Mr MOULONGUET

The two main shareholders are the French State with 15% and Nissan with 15%. The remaining 70% is split between individual shareholders and employees of the enterprise: 8%. Out of the 62% institutional investors, we are at 2/3 foreign and 1/3 French.

Question 29:

I am very much in favour of and very happy with the Indian project which appears to me to be quite buoyant in a market which is less hotly contested than China. Is the factory which is in time to produce the 400,000 vehicles already under construction ? In what timeframe will it be built? What will be the rate of this production?

Mr GHOSN

Shenaï factory is under construction. The earthmoving works have started. A relatively long time was needed because in India, plots are small and belong to lots of small owners and the Indian government with whom we signed the agreement had to expropriate and reach an agreement with these owners to make the land available. This took quite a long time. It is a process which has to be carried through in a peaceable manner for obvious reasons. Moreover, not all of the land has yet been freed up. We begin construction with the Government's authorisation. Production should start at the end of 2010.

In Morocco, it is under way, we are at the stage of finalising the investment amounts.

Question 30:

Is it planned for the Sandero produced in Brazil to be equipped to run on biofuels?

Mr PELATA

We committed ourselves in the Commitment 2009 Plan to propose versions running with ethanol for 85% over the whole of the product range and the same thing for biodiesels. We are currently doing so and we will be keeping to this commitment, in particular for the Sandero for which it is less complicated since the vehicle is sold in Brazil with a flexfuel version which makes it possible to use alcohol, ethanol or any alcohol/ethanol mix. We don't see why we should change this line. We have followed developments in the media which criticise biofuels, but we know what is happening for generation 2 and 3 biofuels, with an excellent overall footprint for global warming and a major component of our action in favour of the environment.

Question 31:

I greatly appreciate the very positive change in the dividend. Would it not be a good idea to increase shareholder loyalty over a longer period through bonus share awards ties to the duration of holdings of shares?

Mr MOULONGUET

Concerning the heightening of shareholder loyalty, we are always very open to different manners of doing so and we will be looking at this. To date, and you were many to say that this corresponded to your wishes, we think that a dynamic dividend policy is the best manner of increasing shareholder loyalty.

Question 32:

Concerning the plan for production capacities and the administrative problems for development in the planned countries, is there not a risk to see a scissor effect on the virtually certain fall in mature markets compared to the development of emerging markets?

Mr GHOSN

Concerning the contrast between mature and emerging markets, have no doubt that we will be fighting on the mature markets. We are a significant contributor to the European market and we intend to stay there. We will continue to develop cars and technologies to keep an important position in Europe.

The reality of things is that the growth of the automotive industry will take place in the emerging countries, and the faster we position ourselves with capacity, competitive local sourcing, and products suited to customers' expectations, the better Renault will be positioned for the future.

This is not a migration from mature countries to emerging countries, it is a matter of fighting in the mature countries while recognising that this will be rather on the defensive since there will be little growth in these markets. There will be technological developments and migrations from one segment to another, but it is hard to see how we could go beyond 600 cars per 1000 inhabitants in the developed countries. However, nothing is stopping the Chinese, Indians and Brazilians from wanting to raise themselves to the same level of development as in the developed countries. And this probably means 500 vehicles per 1000 inhabitants.

It is there that there is growth. And in the figures, we can see this. At the same instant as we speak of Spain being at -18% and Italy at -8%, at the time that the United States, over the last three years, has been showing negative growth for cars, with Japan in a recession for the last 4 years, Russia has been posting growth of 25% per year, Brazil more than 25%, China more than 15%. There is no reason why this should stop. There may be some variation but the trend will remain very strong. Those who are present with the capacities and the products will benefit, and we count on having Renault and the Alliance strongly positioned in these markets.

Question 1:
Why have I received several calls to the meeting, while my shares are bearer shares?

Since your shares are bearer shares, you are not actually identified in the shareholders' register. Consequently, we cannot normally send you the call to the meeting, since only registered shareholders are sent these documents.

Renault sent you the call to the meeting due to your membership of the Shareholders' Club; that said, we acknowledge that you shouldn't have received it several times. Please forgive us for this annoyance. For any complementary question, please contact the Renault Shareholders Relations department at the following numbers:

Freephone number: 0 800 650 650 (France only)
or +33(0)1 76 84 59 99 (France and abroad)

Question 2:
Being the worst "performer" among the CAC40 companies (-30%) since the beginning of 2008, you are not the President who is furthering our shareholders' purchasing power. How do you plan to remedy this?

The Group has faced a very disturbed financial and stock market environment since summer 2007, with the beginning of the subprime crisis in the United States. This crisis has had an impact on all listed securities but has also had a particularly marked effect on cyclical sectors such as the automotive industry. Moreover, in this context, investors have had the tendency to overstress the weight of short-term investments in their portfolios, to the detriment of a more medium-term approach that had encouraged the growth of the Renault share at the beginning of 2007.

There is no doubt today about the potential of our enterprise. That is not what is at issue here. Today, the market is sending us a signal: it wants to see more than 10% growth. It wants us to demonstrate our ability to attain the 6% operating margin. There are always good reasons why the share has not taken off, but I don't think that the question is one of strategy. All of the players on the market are convinced that the strategy of Renault and the Alliance makes sense. The market wants convincing and regular results, a constant improvement, and it is for us to show it, we need to demonstrate our performance in both commercial and financial terms. At the end of these last two years, we are in line with the trajectory fixed by our Renault Commitment 2009 growth plan. In addition, we have just announced for 2008 that we are maintaining our target of 4.5% operating margin and we are conserving our projected growth in volumes at over 10%. Our ambition is to position Renault sustainably on the path towards strong and profitable growth. It should also be recalled that we have involved our shareholders in the progress of the Plan with a strong increase in the dividend, as announced as of February 2006.

Question 3:
In town, the smaller a car is the easier it is to park. What is the logic behind increasing the size of the Twingo? Is there no place for a truly small car (< 3 m 40) in the Renault-Nissan range?

The size of a car is only one criterion among many in choosing a vehicle. Although it is true that it is easier to park small cars in town, the downside is a lack of space inside (for the driver, rear seat passengers and/or the boot). On the other hand, new security imperatives also have an impact in vehicle size. Renault is a major player in the segment of small, city cars, especially with the Twingo but also the Clio Campus, Clio, Clio Estate, Modus and Grand Modus, and offers choices to virtually all customers in this segment. The segment of vehicles which are smaller than the Twingo is very small in volume (less than 4% of the French market in 2007) and it is hard to produce a profitable model in this segment. This does not mean that Renault is not studying this possibility, but it is not on the agenda in the short term.

Question 4:
The redeemable shares (*titres participatifs* - TP), issued at a time when Renault was in great difficulty, are remunerated on the basis of sales turnover rather than profits.
- **Why have a remainder of "TP groups" been kept, an expensive burden for the enterprise and shareholders?**
- **What is the equity loan policy for the future?**

In 2004, Renault launched a public purchase offer in order to buy back all of the redeemable shares (2 million) at a price which was approximately 20% higher than the stock market price at the time. Around 60% of the bearers accepted this offer and redeemed their securities. The remaining 40% of these securities are not therefore the consequence of Renault's choice to conserve them, but are the result the purchase offer made by Renault to the bearers.

No redeemable transactions are being considered, now or in the coming months.

Question 5:
The fourteenth resolution once again requests authorisation to proceed with a capital increase by way of a share issue reserved to employees, a possibility which has not been put into effect in 6 years. Employees are stable shareholders, loyal to the enterprise (holding their shares for 10 years on average). When will an offer be made to the employees? Is there not differential treatment, compared to share subscription for certain employees which was used in its entirety in 2007?

Although Renault is of course very much in favour of employee shareholding, which gives rise to solidarity between shareholders and employees and involves the latter in the overall performance of the enterprise, we do not want to implement these transactions at just any price. Above all, it is our employees' wish to subscribe to the company's projects and their confidence in its future performance which should push them to become shareholders.

Therefore, while we are always very open to the various methods for encouraging shareholder loyalty, and particularly employee shareholders, we think that a dynamic dividend policy is the best way of furthering shareholder loyalty.

NB: this resolution is periodically submitted for your approval in accordance with regulations, which require companies to present this resolution to the General Meeting of shareholders whenever some of the proposed resolutions may lead to a capital increase.

Question 6:
How do you intend to manage the intra-group cannibalisation between the DACIA and RENAULT models (e.g.: Logan / Clio and Modus or Sandero / Scénic and Clio)?

In addition to the answer given at the meeting, concerning the issues at stake for Renault positioning itself in the low cost segment, with a profitable low cost offer, it should be noted that in practice, with the Logan in Western Europe, we have a Dacia clientele which is very different from the Renault clientele. This is a clientele which formerly purchased second-hand cars, buying a new vehicle for the first time. If there is any cannibalisation, it is of the second-hand market and not of Renault's range. It is to keep this cannibalisation at a low level that the two brands are clearly separated and the Sandero is sold in Europe under the Dacia badge. In most countries outside Europe and the Maghreb, there is no cannibalisation to be managed since the two brands are not present on the same markets (e.g.: Dacia not sold in Russia).

Question 7:
The style of the new Renault vehicles is dull. Why?
Is there a development in the 1.5 dCi engine?

Style is a question of taste. The Clio 3 was elected car of the year in 2006. The Laguna Estate has been elected the most beautiful car of 2008. One cannot say that the style of the new Renault models is dull. The new Mégane will provide a further, striking example at the Paris World Motor Show in October.

The 1.5 dCi engine evolves regularly and already exists in numerous versions of differing power levels. This engine will further evolve due to the constraints concerning CO_2 emissions, which are increasingly draconian in Europe.

Question 8:
Why are our shares in freefall? Is this due to our low cost vehicles? Renault being disqualified by potential buyers due to the Renault/Dacia association. If this is true, when will we see a more "upmarket" Renault?

Our Group has the ambition to make profits on all of our models, and the operating margin for the Logan is in line with the Group's expected profitability levels. There are no plans to launch an upmarket brand as such, like the Infiniti for Nissan. We do own the Alpine trademark which could be used one day but our strategy is clearly to reposition Renault at the top of the generalist range, with all of the Laguna versions (Saloon, Estate, GT, and the Coupé which has just been presented), as the first stage. Other models will follow, under the Renault badge.

Renault is currently proposing a Renault Sport range in parallel to the private car range, for the Clio, Mégane and shortly the New Twingo. We also own the Alpine trademark which could be used one day.

Question 9:
Following on from the Dacia strike, do you not think that you have changed Romanian society by creating a wealthier class?
In time, how is the factory set to change considering the fact that it is not automated?

We have seen an increase in wages in Romania in all economic sectors, reinforced by Romania's entry into the European Union. The increases in wages decided by Dacia's management and the trade unions contribute to this movement, while being such as to maintain the competitiveness of the Pitesti site in the long term for the production of vehicles in the Dacia range and parts for the Logan programme throughout the world.

The Pitesti factory remains the cradle of the Logan programme. Since 2008, its production capacity has been 350,000 vehicles/year. The factory assembles the 5 models in the Dacia range: the Logan, the Logan MCV, the Logan Van, the Logan Pick-up and the Sandero. It also produces parts for all of the sites producing the Logan throughout the world: Russia, Morocco, Colombia, Iran, India, Brazil.

Question 10:
The report provided to each shareholder on entering the meeting does not comply with the French financial markets authority (AMF) standards. You are required by law to provide every shareholder present with the sole significant document: the AMF registration document.

Please be assured that we take great care in ensuring the greatest transparency and, in this respect, we have of course made the registration document 2007, together with the summary document entitled "annual report", available to shareholders on entering the amphitheatre. I can only deplore the fact that you were unable to find the registration document, for reasons of which I am unaware (a temporary shortage of copies in the assigned area at the time you entered the hall?...). That said, we will take care to ensure that this inconvenience does not reoccur in the future.

You will find a copy of the registration document enclosed, which you may also consult on our website at www.renault.com under the Finance tab.

Question 11:
Were bonus shares awarded to persons other than those mentioned in the document concerning the 2008 General Meeting?

We can confirm that, indeed, pursuant to statutory provisions, the special report by the Board of Directors concerning bonus share awards* gives the name of the 10 employees who benefited from the largest awards of bonus shares over the 2007 financial year. Other than these 10 employees, it should be noted that bonus shares were awarded to 72 other employees.

For more detailed information, you may refer to the abovementioned report, which states that the Board of Directors at its meeting of 5 December 2007 awarded, subject to performance conditions, bonus shares to 82 beneficiaries (for a total of 132,166 bonus shares).

(* Cf. the brochure entitled "Mixed (Ordinary and Extraordinary) General Meeting of 29 April 2009" which was provided to you in the pack distributed on entry to the General Meeting).

Question 12:
How do you justify the fact that Renault is refusing to communicate documents required by law? I refer you to the document calling shareholders to the General Meeting.
Unless I am mistaken, it seems that this is covered by Article L 223. of the Commercial Code. As a "pure registered" shareholder, more than 3 years ago I asked to have this provision applied. It can only be observed that you are not complying with the law. Why not?

As a "pure registered" shareholder, then under the applicable regulations you can indeed make a single request for documents which will be valid for General Meetings held after that request. However, following verifications, we can find no trace of your request. Thus, in order to remedy this situation from next year onwards, you will find a documentation request form enclosed, to be returned to the Secretary of the General Meeting, Mr Christian Husson. Rest assured that we will take all steps as of next year to best meet your request.

Question 13
The Group's employee headcount has been decreasing every year. In years to come, there will be many retiring but the activity at certain sites is increasing and sometimes requires hard labour. Other sites have days of technical redundancy (e.g. Sandouville). How do you plan to keep jobs in France and in the world, while improving working conditions and the stability of employment?

Renault's growth is mainly occurring outside Europe. In order to accompany this growth on the international level, our policy consists in producing the vehicles that customers want as close as possible to their markets. At the same time, the engineering sites are developing closer to their markets (Romania, Brazil, Korea), in order to analyse customers' expectations, to locate themselves as close as possible to component suppliers and to make themselves available for the performance of local factories.

In this context, Renault is conducting a jobs policy which is oriented towards its international development. In the last few years, the group's headcount has increased, but only due to growth outside Europe.

In Europe and in France, following years in which there were substantial numbers of hirings (29,000 employees recruited in France over 6 years, i.e. more than 30% of the workforce renewed), Renault is now targeting its recruitment for the priority requirements of core trades which have a particular connection to the Renault Commitment 2009 and future programmes, in order to meet the reinforced productivity targets in a context of strong competition in the markets.

The aim above all is to continue the integration, the development and the durability of new skills. For this purpose, Renault bases itself on tried and tested career management methods in addition to its training efforts: career integration, career committees, mobility, internal promotion.

Moreover, the enterprise intends to use internal resources via an active mobility policy and the rebalancing of internal forces. For the tertiary sites, more than 400 people were concerned by mobility in 2007 via the mobility of support functions towards other functions of the enterprise: engineering, trade, manufacturing. For the industrial sites, the rebalancing of workforce numbers among establishments which are temporarily underemployed and those faced with an increased workload has continued. This rebalancing has led to staff being loaned, amounting to 600 people in 2007.

For 2008, Renault expects a stability in employee numbers throughout the world on the Group level, which means making up for the estimated departures of around 6,500 in 2008. In France, in a tight commercial environment, Renault plans to recruit one person for every two departures. The enterprise will moreover continue with its policy of rebalancing internal forces and the dynamic of solidarity making it possible to limit the effects of underemployment at certain industrial sites and, in particular, technical redundancy days.

Question 15:
In the framework of agreements for the Renault group with trade unions, many agreements are not respected or even misused. In this respect, I would ask you to call on all site managers in the group both to respect these commitments and to apply them.

Renault's management attaches importance to strict compliance with commitments made in enterprise-level agreements and ensures their application to all of the enterprise's establishments. If your question refers to a particular case, we naturally remain at your disposal to provide a precise answer.

Question 16:
In the employment and labour relations overview for 2008, in the table on page 20 "workforce breakdown by age and by years of service", could you specify the narrower age group of those between 58 and 60 years old?

The indicators in the Renault s.a.s Employment and Labour Relations Overview are already sufficiently detailed to provide clear and precise information. The section entitled "workforce breakdown by age and by years of service" which you refer to is currently presented with ten 5-year age brackets including that of 55-59 years old. It does not appear to us to be opportune to proceed with a finer breakdown. If however you have a more specific question concerning this indicator, we naturally remain at your disposal to provide an answer.

Question 17:
Why are car parks not shown on the invitation?

The call to the General Meeting sent to each registered shareholder included an access plan provided by the CNIT. We did not actually make any further additions to it. That said, we have taken note of your comments in order to make such information more visible.

Question No. 18:
I have 12 Renault shares in a special tax-exempt savings account (PEA). I received the call to the General Meeting and answered on 6 April to request an admission card. Since I never received it, I have come to the meeting and have been told that there were problems with the mail. I have been given a guest card without voting rights. This appears to me to be highly disputable, both legally and morally. What do you think?

Despite our efforts to increase the time between the sending of the calls to the General Meeting and the date it was to be held, we have indeed had some problems with the mail, which explains why you did not receive the admission card. Following verification, it does indeed appear that we have not received any request for an admission card in your name.

That said, as a holder of bearer shares, you could gain access to the General Meeting and take part in the vote as long as you present yourself to the welcome desk with a certificate indicating your shareholder status issued by your financial intermediary. In the absence of such a document, we cannot issue a voting box to you since we do not know how many shares you hold.

To avoid this sort of incident, we encourage our shareholders to have their shares converted into "pure registered" or "managed registered" shares.

For all further information, please contact the Renault Shareholders Relations department, which moreover manages the shareholders club which you are a member of, at the numbers below.

Freephone number: 0 800 650 650 (France only)
or +33(0)1 76 84 59 99 (France and abroad)

Question No. 19:
I have been informed that the loyalty points credited to each member of personnel on purchasing a Renault vehicle shall now be compulsorily recorded on a RCI Visa card, for which the annual subscription charge is waived for the first year. I consider this to be a sort of tied or forced sale. I already have a Visa card which I am quite happy with and I deplore this DVSP (direction responsible for the sales to staff) initiative. Are you going to make this unfortunate and widely criticised procedure more flexible?

Concerning the RVP (Renault Sales to Staff) loyalty points in general, it should be recalled that they are intended to enhance the value of staff purchases of new vehicles and financing. At the present date, they concern two categories of staff members, distinguished according to their RVP loyalty: "3 star" members (4 vehicles or more over two years) and "2 star" members (2 to 3 vehicles over 2 years).

The Renault (and not RCI) Visa Card was chosen by RVP in order to benefit from the "strike force" of the card mechanism deployed over the whole of the France network in March 2008. This was an opportunity for RVP to enrich its loyalty programme and enable its customers to cumulate RVP loyalty points and the specific advantages of the card (points accumulated for various purchases, financial and banking products, etc.)

The subscription is free for all staff members for the first year. It then remains free every year for the "3 star" members (enhancing the value of loyalty) and changes to €11 per year for other staff members (instead of the €15 charge for the general public). This price level places it well under the price of competing products. Moreover, the subscription charge can be offset very quickly via the accumulated points.

As specified above, the purpose of the option adopted for RVP is to enrich the loyalty programme, and not in any manner to compete with the customer's main credit card. A staff member who does not wish to use his Renault card to withdraw cash or make payments can decide to do so without any problem: he will continue to be credited with his loyalty points, independently of the use or non-use of his card.

Question 20:
What to you think of the article in Challenge No. 119 page 74 concerning the remuneration of CEOs?

We paid great attention to the article in Challenges, since it pleads for a modern and independent governance of the Remunerations and Emoluments Committees in the awarding of all forms of remuneration. In this respect, Renault initiated this type of governance in 2005 by dividing the Appointments and Remunerations Committee into two distinct Committees. The Remunerations Committee is entirely made up of independent directors.

Renault is already applying a policy which is substantially in line with the recommendations made in this article. Thus:

The variable part of the President and CEO's remuneration is tied to performance criteria fixed by the Board of Directors on a proposal by the Remunerations Committee. You will find the details on page 144 of our registration document.

Similarly, the exercise of stock options is expressly made conditional upon compliance with individual and collective performance criteria in the context of the company's medium-term plan.

Finally, and more generally with respect to the governance applicable to these awards, Renault has reinforced its structure by instituting, in the context of the reformulation of its code of good practice, a Compliance Officer who, in liaison with the financial best practice officer, ensures compliance with the good practice rules in this area.

RENAULT

PRESS RELEASE

May 13, 2008

Nissan contributes €395 million to Renault's first quarter 2008 earnings

Nissan released its results for fiscal 2007/2008 (April 1, 2007 to March 31, 2008) today.

After restatement, the profit reported by Nissan for the fourth quarter of its fiscal year 2007/2008 (January 1 to March 31, 2008) will make a positive contribution estimated at €395 million[1] to Renault's first-half 2008 net income.

(1) Based on an average exchange rate of 157.7 yen/euro for the period under review.

Press contact: Gita Roux, + 33 (0)1 76 84 64 69
www.media.renault.com & www.renault.com

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
www.renault.com & www.media.renault.com

RENAULT

PRESS RELEASE

AUGUST 1rst, 2008

Nissan contributes €509 million to Renault first half 2008 earnings

Nissan today announced financial results for the first quarter of fiscal year 2008 (April 1, 2008 – June 30, 2008).

After restatement, the profit reported by Nissan for this quarter will make a positive contribution of €114 million[(1)] to Renault's net income.

The total contribution of Nissan to Renault earnings for the first-half 2008, amounts to €509 million.

(1) Based on an average exchange rate of 163.4 yen/euro for the period under review.

Contact: Nathalie Bourotte
Renault Press: +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

END